UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
Amendment No. 1
(Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

GRUPO AVAL ACCIONES Y VALORES S.A.
(Exact name of Registrant as specified in its charter)

Republic of Colombia
(Jurisdiction of incorporation)
Carrera 13 No. 27 - 47
Bogotá D.C., Colombia
(Address of principal executive offices)
Javier Díaz Fajardo
Vice President of Investor Relations and Legal Counsel
Grupo Aval Acciones y Valores S.A.
Carrera 13 No. 27 - 47
Bogotá D.C., Colombia
Phone: (+57 1) 241-9700
Fax: (+57 1) 241-9729
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Nicholas A. Kronfeld, Esq.
Manuel Garciadiaz, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Phone: (212) 450-4000
Fax: (212) 701-5800

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Title of each class	Name of each exchange on which registered
Preferred Shares, par value Ps. 1.00 per preferred share	Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the registration statement.
Preferred shares: 0
Common shares: 13,943,982,323

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐  Yes      ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐  Yes      ☐  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐  Yes      ☒  No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐  Yes      ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17      ☒  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐  Yes      ☐  No

GRUPO AVAL ACCIONES Y VALORES S.A.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “peso,” “pesos” or “Ps” refer to the lawful currency of Colombia. All references to “ U.S. dollars,” “dollars” or “ U.S.$” are to United States dollars. See “Item 3. Key Information—A. Selected financial data—Exchange rates” for information regarding exchange rates for the Colombian currency since 2005. This registration statement translates certain Colombian peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such peso amounts have been translated at the rate of Ps 1,799.89 per U.S.$1.00, which corresponds to the representative market rate calculated on September 30, 2010. The representative market rate is computed and certified by the Superintendency of Finance on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On March 29, 2011, the representative market rate was Ps 1,877.84 per U.S.$1.00.

Preferred shares outstanding

There are currently no preferred shares outstanding. Grupo Aval is currently offering up to 1,600 million preferred shares at a price of Ps 1,300 (U.S.$0.72) per share in an offering that is being conducted on a public basis in Colombia and also made to institutional investors in Chile and Peru. The preferred shares subject to the offering have not been registered under the Securities Act of 1933, as amended. The offering of preferred shares is not being made within the United States or to U.S. persons. The subscription period in which potential investors may make offers to purchase will close on April 11, 2011. Any preferred shares sold will settle on May 12, 2011 and will be listed on the Colombian Stock Exchange. In addition, holders of Grupo Aval common shares have the right to convert those shares to preferred shares and could do so prior to completion of our local offering. We intend to list our preferred shares on a U.S. exchange in the future.

On January 31, 2011 we entered into an agreement with Rendifin S.A. to acquire 43.5% of Banco Popular’s outstanding shares held by Rendifin S.A. (a company beneficially owned by our controlling shareholder, Mr. Sarmiento Angulo) in exchange for 2,073,115,004 of our preferred shares. This agreement was approved by our shareholders at a meeting held on February 22, 2011. The closing of this transaction is subject to obtaining all required regulatory approvals. We expect to close this transaction in April 2011. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Other transactions with Mr. Sarmiento Angulo and his affiliates—Banco Popular—Banco Popular share ownership reorganization,” and “—Banco Popular—History.”

Definitions

In this registration statement, unless the context otherwise requires, the terms:

•	“Grupo Aval,” “we,” “us,” “our” and “our company” mean Grupo Aval Acciones y Valores S.A. and its consolidated subsidiaries;

•	“banks” and “our banking subsidiaries” mean Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A. and their respective consolidated subsidiaries;

•	“Banco de Bogotá” means Banco de Bogotá S.A. and its consolidated subsidiaries;

•	“Banco de Occidente” means Banco de Occidente S.A. and its consolidated subsidiaries;

•	“Banco Popular” means Banco Popular S.A. and its consolidated subsidiaries;

•	“Banco AV Villas” means Banco Comercial AV Villas S.A. and its consolidated subsidiary;

•	“Porvenir” means Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. and its consolidated subsidiary;

•	“Corficolombiana” means Corporación Financiera Colombiana S.A. and its consolidated subsidiaries; and

•	“BAC Credomatic” or “BAC” means BAC Credomatic GECF Inc. and its consolidated subsidiaries.

The term “Superintendency of Finance” means the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), a branch of the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público), or the Ministry of Finance, holding the inspection, supervision and control authority over the persons involved in financial activities, securities markets, insurance and any other operations related to the management, use or investment of resources collected from the public.

Financial statements

Grupo Aval is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia. Grupo Aval is required to comply with corporate governance and periodic reporting requirements to which all issuers are subject, but it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective financial subsidiaries, including Porvenir and Corficolombiana) are entities under the comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Our consolidated financial statements at December 31, 2009 and 2008 and for each of the years ended December 31, 2009, 2008 and 2007, have been audited, as stated in the report appearing herein, and are included in this registration statement and referred to as our audited consolidated financial statements. Our unaudited condensed consolidated financial statements at September 30, 2010 and June 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 and the six- month periods ended June 30, 2010 and 2009 are also included in this registration statement. We have prepared these financial statements and other financial data included herein in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles in Colombia, or Colombian GAAP, and, together with such regulations, Colombian Banking GAAP. Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this registration statement because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. The audited consolidated financial statements have not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements prepared on the basis of Colombian Banking GAAP for each of our subsidiaries (which are the basis for our own consolidated financial statements) are remitted to the Superintendency of Finance for their review.

The Colombian Banking GAAP consolidated financial statements included in this registration statement differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP. Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the Superintendency of Companies (Superintendencia de Sociedades) and former Superintendency of Securities (Superintendencia de Valores), currently the Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval’s web page. Please see “Item 10. Additional Information—F. Dividends and paying agents—Dividend policy” for a discussion of the main differences between Colombian Banking GAAP and Colombian GAAP. We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the Superintendency of Finance, and these financial statements will be available on Grupo Aval's webpage only to the extent that they are included in documents filed with, or furnished to, the SEC.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 30 to our audited consolidated financial statements and note 14 to our unaudited condensed consolidated financial statements at June 30, 2010, and for the six-month periods ended June 30, 2010 and 2009 provides a description of the principal differences between Colombian Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and our unaudited condensed consolidated financial statements at June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009 respectively, and provides a reconciliation of net income and shareholders’ equity for the years and at the dates indicated herein. Unless otherwise indicated, all financial information of our company included in this registration statement is stated on a consolidated basis prepared under Colombian Banking GAAP.

BAC Credomatic acquisition

On July 15, 2010, we entered into a stock purchase agreement with GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation (collectively, GE Capital), to acquire all of the outstanding shares of BAC Credomatic GECF Inc., a company incorporated under the laws of the British Virgin Islands, for U.S.$1.92 billion, subject to certain adjustments. BAC Credomatic is a Central American banking group. We completed the acquisition on December 9, 2010. See “Item 4. Information on the Company—B. Business overview—BAC Credomatic acquisition.”

The consolidated financial statements of BAC Credomatic at and for the year ended December 31, 2009 have been audited, as stated in the report appearing herein, and are included in this registration statement. Unaudited condensed consolidated interim financial statements of BAC Credomatic at June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009 are also included in this registration statement. These financial statements and other financial data of BAC Credomatic have been prepared in accordance with U.S. GAAP.

We have also included in this registration statement unaudited pro forma consolidated financial information for the year ended December 31, 2009 and at and for the six-month period ended June 30, 2010, in order to illustrate the effects of our acquisition of BAC Credomatic on December 9, 2010 and the related Banco de Bogotá financing on our results of operations and financial condition. See “Item 3. Key information—A. Selected financial data—Unaudited pro forma condensed consolidated financial information.” The unaudited pro forma consolidated balance sheet data at June 30, 2010 give effect to our acquisition of BAC Credomatic and the related Banco de Bogotá financing as if they had occurred on that date. The unaudited pro forma consolidated statement of income data for the year ended December 31, 2009 and the six-month period ended June 30, 2010 give effect to our acquisition of BAC Credomatic and the related Banco de Bogotá financing as if they had occurred on January 1, 2009.

The historical data used to prepare the unaudited pro forma consolidated financial information has been prepared in accordance with U.S. GAAP. The unaudited pro forma consolidated financial information is presented for informational purposes only and does not purport to represent our results of operations or financial condition had our acquisition of BAC Credomatic and the related Banco de Bogotá financing occurred at the respective dates indicated above. In addition, the unaudited pro forma consolidated financial information does not purport to project our future financial position or results of operations at any future date or for any future period.

Market share and other information

We obtained the market and competitive position data, including market forecasts, used throughout this registration statement from market research, publicly available information, and industry publications. We have presented this data on the basis of information from third-party sources that we believe are reliable, including, among others, the International Monetary Fund, or IMF, the Superintendency of Finance, the Colombian Stock Exchange, the Colombian National Bureau of Statistics (Departamento Administrativo Nacional de Estadística), or DANE, the 2009 and 2010 World Bank Development Indicators, the Economist Intelligence Unit and Euromonitor International. Industry and government publications, including those referenced herein, generally state that the information presented has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe that any of this information or these reports is inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. We and the underwriters do not make any representation or warranty as to the accuracy of such information.

Except where otherwise indicated, the balance sheet and statement of income data for each of our banking subsidiaries included in this registration statement reflects consolidated Colombian Banking GAAP information, while comparative disclosures of the financial and operating performance of our banking subsidiaries and that of our competitors are based on unconsolidated information prepared on the basis of Colombian Banking GAAP reported to the Superintendency of Finance. Our banking subsidiaries report unconsolidated financial data to the Superintendency of Finance; however, Grupo Aval, as a holding company, is not required to report such data. Unless otherwise indicated or the context otherwise requires, market share and other data comparing our performance and that of our competitors reflects the unconsolidated results of our banking subsidiaries. Aggregate Grupo Aval market share data throughout this document pertaining to Grupo Aval reflects the summation of unconsolidated results of our banking subsidiaries.

Banks, financing companies and finance corporations are deemed credit institutions by the Superintendency of Finance and are the principal institutions authorized to accept deposits and make loans in Colombia. Banks undertake traditional deposit-taking and lending activities. Financing companies place funds in circulation by means of active credit operations, with the purpose of fostering the sale of goods and services, including the development of leasing operations. Finance corporations invest directly in the economy and thus are the only vehicles through which a bank may invest in non-financial sectors. See “Item 4. Information on the Company—B. Business overview—Industry—Supervision and regulation.” We operate four banks, one financing company and one finance corporation, and our market share is determined by comparing our banks to other banks reporting their results to the Superintendency of Finance; however, if market share data including financing companies and finance corporations is considered, our market shares would generally be lower than in a bank-only comparison and the gaps between our market shares and those of our competitors would be smaller, but our market leadership in most market categories would be unaffected.

We consider our principal competitors in Colombia to be Bancolombia S.A., or Bancolombia, Banco Davivienda S.A., or Davivienda, and Banco Bilbao Vizcaya Argentaria Colombia S.A., or BBVA Colombia, which are the three leading banking groups in Colombia after Grupo Aval.

Certain market share and competitive position data in this registration statement has not been updated past June 30, 2010, because data for our competitors is not available as of a later date.

Annualized ratios

We present return on average assets and return on average shareholders’ equity for the six-month periods ended June 30, 2010 and 2009 on an annualized basis by multiplying earnings for the six-month period by two, and for the nine-month periods ended September 30, 2010 and 2009 on an annualized basis by multiplying earnings for the nine-month period by four-thirds (4/3). Annualized ratios are not necessarily indicative of the ratios that will be achieved in full-year 2010, which may be materially different.

Other conventions

Certain figures included in this registration statement have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic summation of the figures that precede them. References to “billions” in this registration statement are to 1,000,000,000s and to “trillions” are to 1,000,000,000,000s.

“Minority interest” and “non-controlling interest” both refer to the participation of minority shareholders in Grupo Aval and our subsidiaries, as applicable.

FORWARD-LOOKING STATEMENTS

 This registration statement contains estimates and forward-looking statements, principally in “Item 3. Key information—D. Risk factors,” “Item 4. Information on the Company—Business overview” and “Item 5. Operating and financial review and prospects.” Some of the matters discussed concerning our operations and financial performance include estimates and forward-looking statements within the meaning of the Securities Act and the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in Colombian, regional and international business and economic conditions;

•	government regulation and tax matters and developments affecting our company and industry;

•	increases in defaults by our customers;

•	increases in goodwill impairment losses;

•	decreases in deposits, customer loss or revenue loss;

•	increases in provisions for contingent liabilities;

•	our ability to sustain or improve our financial performance;

•	increases in inflation rates;

•	changes in interest rates which may, among other effects, adversely affect margins;

•	movements in exchange rates;

•	competition in the banking and financial services, credit card services, insurance, asset management, pension fund administration and related industries;

•	adequacy of risk management procedures and credit, market and other risks of lending and investment activities;

•	decreases in our level of capitalization;

•	changes in market values of Colombian securities, particularly Colombian government securities;

•	adverse legal or regulatory disputes or proceedings;

•	internal security issues affecting countries where we will operate and natural disasters;

•	loss of key members of our senior management; and

•	other risk factors as set forth under “Item 3. Key information—D. Risk factors.”

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this registration statement might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.           Directors and senior management

Directors

The following table sets forth as of the date of this registration statement, the names, business addresses and functions of the members of our board of directors. Mr. Luis Carlos Sarmiento Angulo is our chairman.

Principal board member
Name	Address
Luis Carlos Sarmiento Angulo	Carrera 13 No. 27–47, Bogotá D.C., Colombia
Alejandro Figueroa Jaramillo	Calle 35 No. 7–47, Bogotá, D.C., Colombia
Efraín Otero Álvarez	Carrera 4 No. 7–61, Cali, Colombia
Mauricio Cárdenas Müller	Carrera 13 No. 27–47, Bogotá D.C., Colombia
Guillermo Fernández de Soto Valderrama (2)	Calle 86 No. 10–88 Oficina 202, Bogotá D.C., Colombia
Antonio José Urdinola Uribe (1) (2)	Carrera 13 No. 27–47, Bogotá D.C., Colombia
Esther América Paz Montoya (1) (2)	Carrera 13 No. 27–47, Bogotá D.C., Colombia

(1)	Independent director under Colombian requirements.

(2)	Independent director under SEC rules and member of the Audit Committee.

Alternate board member
Name	Address
José Hernán Rincón Gómez	Calle 17 No. 7–43, Bogotá D.C., Colombia
Juan María Robledo Uribe	Calle 35 No. 7–47, Bogotá D.C., Colombia
Juan Camilo Ángel Mejía	Carrera 13 No. 27–47, Bogotá D.C., Colombia
Gabriel Mesa Zuleta	Carrera 13 No. 26–45, Bogotá D.C., Colombia
Álvaro Velásquez Cock	Calle 69 No. 9–58, Bogotá D.C., Colombia
Enrique Mariño Esguerra (1)	Avenida Carrera 19 No. 135–30, Bogotá D.C., Colombia
Germán Villamil Pardo (1)	Calle 67 No. 7–35 Oficina 1204, Bogotá D.C., Colombia

(1)	Independent director under Colombian requirements.

Executive Officers

Name	Address	Position
Grupo Aval
Luis Carlos Sarmiento Gutiérrez	Carrera 13 No. 27–47, Bogotá D.C., Colombia	President
Diego Fernando Solano Saravia	Carrera 13 No. 27–47, Bogotá D.C., Colombia	Chief Financial Officer
Diego Rodríguez Piedrahita	Carrera 13 No. 27–47, Bogotá D.C., Colombia	Chief Risk Management Officer
Julio Leonzo Álvarez Álvarez	Carrera 13 No. 27–47, Bogotá, D.C., Colombia	Chief Technology Officer
Javier Díaz Fajardo	Carrera 13 No. 27–47, Bogotá D.C., Colombia	Vice President of Investor Relations and Legal Counsel
Edgar Enrique Lasso Fonseca	Carrera 13 No. 27–47, Bogotá D.C., Colombia	Vice President of Corporate Planning
María Edith González Flórez	Carrera 13 No. 27–47, Bogotá D.C., Colombia	Vice President of Accounting
Rafael Eduardo Neira Torres	Carrera 13 No. 27–47, Bogotá D.C., Colombia	Vice President of Internal Control
María José Arango Caicedo	Carrera 13 No. 27–47, Bogotá D.C., Colombia	Vice President of Corporate Services

Banco de Bogotá
Alejandro Figueroa Jaramillo	Calle 35 No. 7–47, Bogotá, D.C., Colombia	President

Banco de Occidente
Efraín Otero Álvarez	Carrera 4 No. 7–61, Cali, Colombia	President

Banco Popular
José Hernán Rincón Gómez	Calle 17 No. 7–43, Bogotá D.C., Colombia	President

Banco AV Villas
Juan Camilo Ángel Mejía	Carrera 13 No. 27–47, Bogotá D.C., Colombia	President

Corficolombiana José Elías Melo Acosta	Carrera 13 No. 26–45, Bogotá D.C., Colombia	President

Porvenir Miguel Largacha Martínez	Carrera 13 No. 27–75, Bogotá D.C., Colombia	President

BAC Credomatic Ernesto Castegnaro	Centro Corporativo Plaza Roble, Edificio Terrazas B, Escazú, San José, Costa Rica	President

B.	Advisers

Our external legal advisers are Nicholas A. Kronfeld, Esq. and Manuel Garciadiaz, Esq. of Davis Polk & Wardwell LLP; and Nestor Humberto Martínez, Esq. and Nestor Camilo Martínez, Esq. of Martinez Neira Abogados Consultores Ltda.

Davis Polk & Wardwell LLP’s address is 450 Lexington Avenue, New York, NY 10017.

Martinez Neira Abogados Consultores Ltda’s address is Carrera 7 No. 71-71, Torre B, oficina 602, Bogotá, Colombia.

C.           Auditors

The auditors of Grupo Aval Acciones y Valores, S.A. are KPMG Ltda., an independent registered public accounting firm, a member of the Colombian Central Board of Accountants and registered with the Public Company Accounting Oversight Board (United States). KPMG Ltda.’s address is Calle 90 No. 19C-74, Bogotá Colombia.

The auditors of BAC Credomatic GECF Inc. are KPMG, independent auditors, registered with the Panamanian  Accounting Technical Board. KPMG’s address is Torre KPMG, Calle 50, No. 54, Panama.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

A.           Offer statistics

   Not applicable.

B.           Method and expected timetable

   Not applicable.

ITEM 3.  KEY INFORMATION

A.           Selected financial data

The following financial data of Grupo Aval at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 have been derived from the audited consolidated financial statements prepared in accordance with Colombian Banking GAAP included in this registration statement. The selected financial data at December 31, 2007, 2006 and 2005, and for the years ended December 31, 2006 and 2005 have been derived from our audited consolidated financial statements prepared in accordance with Colombian Banking GAAP that are not included in this registration statement.

The financial data at September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 are derived from our unaudited condensed consolidated financial statements at September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009. The financial data at June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009 are derived from our unaudited condensed consolidated financial statements at June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009. Our historical results are not necessarily indicative of results to be expected for future periods. Results for the six- and nine-month periods ended June 30, 2010 and September 30, 2010 are not necessarily indicative of results expected for the full year.

This financial data should be read in conjunction with our audited consolidated financial statements and the related notes and “Presentation of financial and other information,” “—Unaudited pro forma condensed consolidated financial information” and “Item 5. Operating and financial review and prospects” included in this registration statement.

Statement of income data

	Grupo Aval
	For the nine-month period ended September 30,			For the year ended December 31,
	2010	2010	2009	2009	2009	2008	2007	2006	2005
Colombian Banking GAAP	(in U.S.$ millions, except per share information) (1)	(In Ps billions, unless otherwise indicated)		(in U.S.$ millions, except per share information) (1)	(In Ps billions, unless otherwise indicated)
Operating income:
Net interest income	1,861.9	3,351.2	3,584.8	2,360.8	4,826.0	3,715.3	2,816.2	2,739.0	1,811.8
Total provisions, net	(342.3)	(616.2)	(668.2)	(434.2)	(887.6)	(713.5)	(479.5)	(327.8)	(163.5)
Total fees and other services income, net	634.0	1,141.2	1,143.0	774.6	1,583.5	1,393.9	1,226.2	1,083.5	775.4
Total other operating income	291.2	524.2	557.3	334.6	684.1	612.5	505.7	472.9	414.0
Total operating income	2,444.8	4,400.4	4,616.9	3,035.8	6,205.9	5,008.2	4,068.6	3,967.6	2,837.7
Total operating expenses	(1,395.6)	(2,512.0)	(2,441.0)	(1,610.6)	(3,292.4)	(3,027.9)	(2,674.2)	(2,353.1)	(1,545.2)
Net operating income	1,049.2	1,888.4	2,175.8	1,425.2	2,913.5	1,980.3	1,394.4	1,614.5	1,292.5

Non-operating income (expense):
Other income	152.7	274.8	289.0	179.7	367.4	290.3	359.8	148.1	162.4
Other expense	(76.3)	(137.3)	(193.2)	(146.6)	(299.7)	(164.9)	(144.5)	(128.0)	(152.5)
Total non-operating income (expense), net	76.4	137.5	95.8	33.1	67.7	125.4	215.3	20.2	10.0
Income before income tax expense and non-controlling interest	1,125.6	2,025.9	2,271.6	1,458.3	2,981.2	2,105.8	1,609.7	1,634.6	1,302.5
Income tax expense	(344.9)	(620.8)	(617.9)	(422.8)	(864.3)	(677.3)	(464.8)	(459.1)	(419.0)
Income before non-controlling interest	780.7	1,405.2	1,653.7	1,035.5	2,116.9	1,428.4	1,144.9	1,175.6	883.5
Non-controlling interest	(391.7)	(705.1)	(860.6)	(514.4)	(1,051.5)	(671.3)	(520.4)	(685.9)	(428.6)
Net income attributable to Grupo Aval shareholders	389.0	700.1	793.1	521.2	1,065.4	757.1	624.5	489.6	454.8

Earnings per 1,000 shares (basic and diluted earnings):
Common shares (pesos)	—	50,210.1	56,916.7	—	76,448.0	54,368.0	46,064.7	36,739.1	34,126.1
Common shares (U.S. dollars) (1)	—	27.9	29.6	—	37.4	24.2	22.9	16.4	14.9
Dividends and interest on capital per 1,000 shares (2):
Common shares (pesos)	—	18,300.0	16,140.0	—	33,240.0	30,000.0	26,580.0	22,800.0	19,200.0
Common shares (U.S. dollars) (1)	—	10.2	7.5	—	16.3	13.4	13.2	10.2	8.4
Weighted average number of common fully paid shares outstanding (basic and diluted):
Common shares	—	13,943,980.7	13,934,970.7	—	13,935,966.1	13,925,515.2	13,556,944.3	13,327,311.5	13,327,311.5

	Grupo Aval
	For the six-month period ended June 30,			For the year ended December 31,
	2010	2010	2009	2009	2009	2008	2007	2006	2005
	(in U.S.$ millions, except per share information) (1)	(In Ps billions, unless otherwise indicated)		(in U.S.$ millions, except per share information) (1)	(In Ps billions, unless otherwise indicated)
Colombian Banking GAAP
Net income attributable to Grupo Aval shareholders	263.1	473.6	460.7	521.2	1,065.4	757.1	624.5	489.6	454.8
Earnings per 1,000 shares (basic and diluted earnings):
Common shares (pesos)	—	33,964.5	32,713.3	—	76,448.0	54,368.0	46,064.7	36,739.1	34,126.1
Common shares (U.S. dollars) (1)	—	18.9	15.2	—	37.4	24.2	22.9	16.4	14.9
U.S. GAAP (3)
Net income attributable to Grupo Aval shareholders	240.2	432.4	401.6	—	934.5	807.1	—	—	—
Basic and diluted net income per 1,000 common shares
Common shares (pesos)	—	31,012.8	28,830.9	—	67,060.2	57,956.8	—	—	—
Common shares (U.S. dollars) (1)	—	17.2	13.4	—	32.8	25.8	—	—	—
_____________
(1)
Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance of Ps 1,799.89 at September 30, 2010 for results for the six-month period ended June 30, 2010, Ps 2,158.67 at June 30, 2009 for results for the six-month period ended June 30, 2009, Ps 1,799.89 at September 30, 2010 for the nine-month period ended September 30, 2010, Ps 1,922.00 at September 30, 2009 for the nine-month period ended September 30, 2009, Ps 2,044.23 at December 31, 2009 for the year ended December 31, 2009, Ps 2,243.59 at December 31, 2008 for results for the year ended December 31, 2008 and Ps 2,014.76 at December 31, 2007 for results for the year ended December 31, 2007, of pesos per U.S.$1.00.

(2)
Dividends are declared semi-annually in March (for the six-month period ended December 31 of the previous year) and September (for the six-month period ended June 30 of the current year) of each year. We do not declare dividends on a quarterly basis.

(3)
See note 30 to our audited consolidated financial statements and note 14 to our unaudited condensed consolidated financial statements at and for the six months June 30, 2010 included in this registration statement for reconciliations to U.S. GAAP.

Balance sheet data

	Grupo Aval
	At September 30,		At December 31,
	2010	2010	2009	2008	2007	2006	2005
Colombian Banking GAAP	(in U.S.$ millions, unless otherwise indicated) (1)	(In Ps billions, unless otherwise indicated)
Assets:
Total cash and cash equivalents	4,660.4	8,388.1	7,370.9	6,621.3	5,071.7	4,444.8	3,033.7
Total investment securities, net	10,183.8	18,329.7	16,587.3	11,427.7	10,759.9	11,349.5	11,666.5
Total loans and financial leases, net	24,579.2	44,239.9	40,015.6	38,518.3	32,623.4	26,024.2	15,301.3
Total interest accrued on loans and financial leases, net	216.1	389.0	406.1	556.0	434.3	296.5	178.8
Bankers’ acceptances, spot transactions and derivatives	183.0	329.4	78.8	87.8	58.9	108.3	32.4

	Grupo Aval
	At September 30,		At December 31,
	2010	2010	2009	2008	2007	2006	2005
Colombian Banking GAAP	(in U.S.$ millions, unless otherwise indicated) (1)	(In Ps billions, unless otherwise indicated)
Accounts receivable, net	719.4	1,294.8	783.1	751.2	694.5	617.4	634.1
Property, plant and equipment, net	675.1	1,215.1	1,096.5	956.7	936.2	870.4	625.6
Operating leases, net	144.1	259.4	282.5	255.7	229.6	162.0	115.1
Foreclosed assets, net	23.3	41.9	48.0	42.6	52.6	71.9	62.1
Prepaid expenses and deferred charges	343.1	617.5	611.6	521.1	504.9	507.4	426.2
Goodwill, net	552.5	994.4	1,020.1	1,064.0	953.3	950.9	78.2
Other assets, net	653.0	1,175.3	769.5	697.6	711.3	679.2	490.8
Reappraisal of assets	983.1	1,769.4	1,923.1	1,580.0	1,539.5	1,259.2	767.8
Total assets	43,916.0	79,044.0	70,993.1	63,079.9	54,570.1	47,341.6	33,412.5

Liabilities:
Deposits	28,203.1	50,762.5	49,348.5	45,050.8	37,243.8	31,662.8	22,329.8
Bankers’ acceptances	159.5	287.0	41.6	64.9	37.7	44.3	25.6
Interbank borrowings and overnight funds	3,464.3	6,235.4	2,753.7	794.8	2,459.3	3,166.5	1,103.1
Borrowings from banks and others	2,337.6	4,207.4	3,854.9	5,048.4	4,136.3	3,727.6	2,925.0
Accounts payable	1,407.0	2,532.4	1,518.5	1,568.6	1,600.2	1,340.0	965.0
Accrued interest payable	109.5	197.1	269.1	381.5	266.7	194.6	166.6
Other liabilities	653.1	1,175.5	950.7	856.1	830.7	727.6	492.3
Long-term debt (bonds)	2,270.7	4,087.1	3,422.2	2,320.3	2,000.2	1,641.7	1,404.2
Estimated liabilities	548.9	988.0	711.6	593.6	271.4	244.2	235.7
Non-controlling interest	2,277.2	4,098.7	4,038.0	3,191.1	2,966.4	2,512.6	1,902.0
Total liabilities	41,430.9	74,571.1	66,908.8	59,870.1	51,812.7	45,261.9	31,549.3
Shareholders’ equity:
Subscribed and paid-in capital:
Common shares	7.7	13.9	13.9	13.9	13.9	13.3	13.3
Additional paid-in capital	359.7	647.4	647.4	637.9	623.9	275.7	275.7
Retained earnings:
Appropriated	1,069.9	1,925.7	1,266.0	878.5	587.9	460.8	227.3
Unappropriated	125.9	226.5	679.7	441.0	373.7	218.0	256.5
Equity surplus:
Equity inflation adjustments	409.0	736.2	743.2	746.7	752.1	751.7	715.7
Unrealized gains (losses) on investment securities available for sale	98.5	177.3	18.3	(90.3)	(124.1)	(46.9)	179.9
Reappraisal of assets	414.4	745.8	715.7	581.9	530.1	407.1	194.7
Total shareholders’ equity	2,485.1	4,472.9	4,084.3	3,209.7	2,757.5	2,079.7	1,863.3
Total liabilities and shareholders’ equity	43,916.0	79,044.0	70,993.1	63,079.9	54,570.1	47,341.6	33,412.5

	Grupo Aval
	At June 30,		At December 31,
	2010	2010	2009	2008	2007	2006	2005
	(in U.S.$ millions, unless otherwise indicated) (1)	(In Ps billions, unless otherwise indicated)
Colombian Banking GAAP
Shareholders’ equity	2,409.3	4,336.4	4,084.3	3,209.7	2,757.5	2,079.7	1,863.3
U.S. GAAP (2)
Shareholders’ equity	1,946.5	3,503.4	3,285.7	2,563.2	—	—	—
Shareholders’ equity per 1,000 shares	139.6	251,248.2	235,770.8	184,061.6	—	—	—
_____________
(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at September 30, 2010 of 1,799.89 pesos per U.S.$1.00.

(2)
See note 30 to our audited consolidated financial statements and note 14 to our unaudited condensed consolidated financial statements at and for the six months ended June 30, 2010 included in this registration statement for reconciliations to U.S. GAAP.

Other financial and operating data

	Grupo Aval
	At and for the nine-month period ended September 30,		At and for the year ended December 31,
Colombian Banking GAAP	2010	2009	2009	2008	2007	2006	2005
	(in percentages, unless otherwise indicated)
Profitability ratios:
Net interest margin (1)	7.3	8.9	8.8	7.8	6.9	8.9	8.0
ROAA (2)	2.5	3.4	3.2	2.4	2.2	2.9	—
ROAE (3)	21.8	30.1	29.2	25.4	25.8	24.8	—
Efficiency ratio:
Operating expenses before depreciation and amortization / total operating income before net provisions (4)	46.4	42.6	42.9	49.0	54.2	50.1	46.7
Capital ratios:
Period-end shareholders’ equity and non-controlling interest as a percentage of period-end total assets	10.8	11.1	11.4	10.1	10.5	9.7	11.3
Tangible equity ratio (5)	9.7	9.8	10.1	8.6	8.9	7.8	11.1
Credit quality data:
Non-performing loans as a percentage of total loans (6)	2.3	2.9	2.7	2.4	1.9	1.6	1.9
Delinquency ratio past due more than 30 days	3.2	4.0	3.6	3.6	3.0	2.6	2.9
“C”, “D” and “E” loans as a percentage of total loans (7)	4.3	4.9	4.8	4.0	3.4	3.1	4.7
Allowance for loans as a percentage of non-performing loans	188.3	154.3	169.3	170.1	203.5	215.5	207.5
Allowance for loans as a percentage of past due loans	137.6	110.8	124.5	112.9	126.2	137.1	135.7
Allowance for loans as a percentage of “C”, “D” and “E” loans	101.7	91.9	94.1	100.5	109.7	111.9	83.2
Allowance for loans as a percentage of total loans	4.4	4.5	4.5	4.0	3.8	3.5	3.9

	Grupo Aval
	At and for the nine-month period ended September 30,		At and for the year ended December 31,
Colombian Banking GAAP	2010	2009	2009	2008	2007	2006	2005
	(in percentages, unless otherwise indicated)
Operational data (in units):
Number of customers of the banks (8)	6,793,415	6,363,693	6,532,302	6,209,746	5,535,058	—	—
Number of employees	37,650	36,542	36,976	35,510	32,256	—	—
Number of branches	1,189	1,174	1,180	1,142	1,077	—	—
Number of ATMs	2,374	2,295	2,340	2,160	2,000	—	—
_____________
(1)	Net interest margin is calculated as net interest income divided by total average interest-earning assets.

(2)
For the years ended December 31, ROAA is calculated as income before non-controlling interest divided by average assets (the sum of total assets at December 31 of the fiscal year and total assets at December 31 of the previous fiscal year, divided by two). For the six-month periods ended June 30, ROAA is calculated as income before non-controlling interest for the six-month period multiplied by two, divided by average assets (the sum of total assets at the end of the six-month period and total assets at the end of the previous fiscal year, divided by two). For the nine-month periods ended September 30, ROAA is calculated as income before non-controlling interest for the nine-month period multiplied by 4/3, divided by average assets (the sum of total assets at the end of the nine-month period and total assets at the end of the previous fiscal year, divided by two). For a reconciliation of ROAA, see “Item 4. Information on the Company—B. Business overview—Non-GAAP measures reconciliation.” Annualized ratios are not necessarily indicative of the ratios that would result for the full-year 2010, which may be materially different.

(3)
For the years ended December 31, ROAE is calculated as net income divided by average shareholders’ equity (shareholders’ equity at the end of the period plus shareholders’ equity at the end of the prior period, divided by two). For the six-month periods ended June 30, ROAE is calculated as net income multiplied by two, divided by average shareholders’ equity (shareholders’ equity at the end of the six-month period plus shareholders’ equity at the end of the prior fiscal year, divided by two). For the nine-month periods ended September 30, ROAE is calculated as net income multiplied by 4/3, divided by average shareholders’ equity (shareholders’ equity at the end of the nine-month period plus shareholders’ equity at the end of the prior fiscal year, multiplied by two). Annualized ratios are not necessarily indicative of the ratios that would result for the full-year 2010, which may be materially different.

(4)	See “Item 4. Information on the Company—B. Business overview—Non-GAAP measures reconciliation.”

(5)
Tangible equity ratio is calculated as shareholders’ equity plus non-controlling interest minus goodwill, divided by total assets minus goodwill. See “Item 4. Information on the Company—B. Business overview—Non-GAAP measures reconciliation.”

(6)
Non-performing loans, are microcredit loans that are 31 days or more past due, mortgage and consumer loans that are 61 days or more past due and commercial loans that are 91 days or more past due. Each category includes financial leases respectively. See “Item 4. Information on the Company—B. Business overview—Loan portfolio—Risk categories.”

(7)	See “Item 4. Information on the Company—B. Business overview—Loan portfolio—Risk categories.”

(8)	Reflects aggregated customers of our banking subsidiaries. Customers of more than one of our banking subsidiaries are counted separately for each banking subsidiary.

Unaudited pro forma condensed consolidated financial information

On July 15, 2010, we entered into a stock purchase agreement with GE Capital, to acquire 100% of the capital stock of BAC Credomatic. We completed the acquisition on December 9, 2010 through Leasing Bogotá Panamá, a wholly-owned subsidiary of Banco de Bogotá.

BAC Credomatic is a leading Central American banking group with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. BAC Credomatic maintains a card-issuing operation in Mexico (representing 3.3% and 3.6% of BAC Credomatic’s total card portfolio at December 31, 2009 and June 30, 2010, respectively), a small merchant and card processing center in the State of Florida and offshore subsidiaries in the Bahamas and the Cayman Islands. BAC Credomatic is one of the leading credit card issuance and merchant-acquiring franchises in Central America. Based on public studies, BAC Credomatic’s credit card accounts represented 26.6% of total credit card accounts in Central America at December 31, 2009.

Through a network of 225 full-service branches, 40 in-store branches, 163 on-site branches and 1,102 ATMs at June 30, 2010, BAC Credomatic provides us with more than two million additional customers and access to a region with a population of more than 41 million at December 31, 2009, providing significant opportunity for growth in financial services. Under the terms of the stock purchase agreement and subject to certain adjustments, Grupo Aval paid a total consideration of U.S.$1.92 billion (Ps 3,455.8 billion) for 100% of the capital stock of BAC Credomatic. See “Item 4. Information on the Company—B. Business overview—BAC Credomatic acquisition.”

The unaudited pro forma condensed consolidated financial statements presented below are derived from the historical financial statements of BAC Credomatic and subsidiaries, prepared in accordance with U.S. GAAP, and condensed consolidated financial statements of Grupo Aval and subsidiaries. Grupo Aval has elected to present the pro forma information directly in U.S. GAAP.

The unaudited pro forma condensed consolidated financial statements were prepared using the purchase method of accounting, as provided by U.S. GAAP FASB 141(R), “Business Combinations,” based on available information and assumptions that we believe to be reasonable. The purchase method of accounting was used by management of Grupo Aval based on information provided in a preliminary study conducted internally by management of BAC Credomatic. All pro forma adjustments are (1) directly attributable to the acquisition, (2) factually supportable and (3) with respect to the income statement, expected to have a continuing impact. These adjustments are described in the accompanying notes. We have not estimated the fair value of certain assets and liabilities of BAC Credomatic, including, without limitation, investments in unconsolidated entities, other accounts receivable, other assets and other liabilities. Assets and liabilities not estimated at fair value represented 2.5% and 3.9%, respectively of BAC Credomatic’s total assets at June 30, 2010. A final determination of these fair values will reflect asset appraisals to be prepared for us by independent third-party appraisers that we will engage to assist us with a definite allocation of the purchase price. This final valuation will be based on the actual net tangible and intangible assets and liabilities that existed at the closing date of the transaction. Any final adjustment may change the amount and allocation of the purchase price, which could result in a material change to the unaudited pro forma condensed consolidated financial information, including, without limitation to, an increase or decrease in goodwill and intangibles, and changes to depreciation and amortization.

The unaudited pro forma condensed consolidated income statements for the six months ended June 30, 2010 and for the year ended December 31, 2009 give effect to our acquisition of BAC Credomatic and the related Banco de Bogotá financing as if it had occurred on January 1, 2009. The unaudited pro forma condensed consolidated balance sheet at June 30, 2010 gives effect to our acquisition of BAC Credomatic and the related Banco de Bogotá financing as if it had occurred on June 30, 2010.

Grupo Aval believes that the assumptions used to derive the unaudited pro forma condensed consolidated financial statements are reasonable given the information available; however, such assumptions are subject to change and the effect of any such change could be material. The unaudited pro forma condensed consolidated financial statements have been provided for information purposes only and are not necessarily indicative of the financial condition or results of operations that would have been achieved had the transaction actually been completed on the dates indicated and do not purport to be indicative of results of operations at any future date or for any future period.

For pro forma presentation purposes, BAC Credomatic’s and Grupo Aval’s financial information for the year ended December 31, 2009 and at and for the six-month period ended June 30, 2010 has been translated into pesos using the representative market rate as computed and certified by the Superintendency of Finance at September 30, 2010 of Ps 1,799.89 per U.S.$1.00.

The unaudited pro forma consolidated financial information does not include the anticipated realization of cost savings from any operating efficiencies, synergies or restructurings resulting from the integration of BAC Credomatic and does not contemplate the liabilities that may be incurred in connection with the business combination (other than the liabilities incurred in connection with the financing of the acquisition) and any related restructurings.

The historical balance sheets and statements of income of Grupo Aval and BAC Credomatic, both presented under U.S. GAAP, did not differ in the classification of items.

The unaudited condensed consolidated pro forma financial information at and for six-month periods ended June 30, 2010 and for the year ended December 31, 2009 is presented for informational purposes only. In addition, the unaudited condensed consolidated pro forma financial information does not purport to project our financial condition or results of operations at any future date or for any future period, and should be read in conjunction with the audited consolidated financial statements.

Pro forma balance sheet data at June 30, 2010

	At June 30, 2010
	Grupo Aval	BAC	Adjustments	Note	Pro forma
	(In Ps billions)
Assets
Cash and cash equivalents:
Cash and due from banks	6,533.6	3,221.5	852.7	(a)	10,607.8
Interbank and overnight funds	1,851.1	69.5	—		1,920.5
Total cash and cash equivalents	8,384.7	3,291.0	852.7		12,528.4
Investments securities:
Trading securities	4,146.6	20.5	—		4,167.1
Securities available for sale	10,008.3	1,016.3	—		11,024.6
Securities held to maturity	3,078.1	13.4	(0.0)	(a) (2)	3,091.5
Total investments securities, net	17,232.9	1,050.3	(0.0)		18,283.2
Loans and financial leases
Loans	41,778.7	9,069.2	10.1	(a) (2)	50,858.0
Financial leases	3,504.6	—	—		3,504.6
Less:
Allowance for loans and financial leases losses	(2,034.5)	(168.3)	—		(2,202.8)
Total loans and financial leases, net	43,248.9	8,900.8	10.1		52,159.8
Accrued interest receivable, net	446.9	83.5	—		530.4
Bankers’ acceptances, spot transactions and derivatives	224.4	5.5	—		229.9
Other accounts receivable	1,108.0	143.3	—		1,251.3
Property, plant and equipment, net	1,809.4	333.1	128.6	(a) (2)	2,271.1
Foreclosed assets, net	125.2	—	—		125.2
Investments in unconsolidated entities	80.0	2.7	—		82.7
Prepaid expenses and deferred charges	557.2	—	—		557.2
Goodwill	981.3	154.3	1,641.7	(a) (1)	2,777.3
Intangible assets	105.4	20.9	335.8	(a) (1) (3-5)	462.1
Other assets, net	1,142.4	205.6	—		1,348.0
Deferred tax, debit	224.1	—	—		224.1
Total assets	75,670.9	14,190.9	2,968.9		92,830.6
Liabilities and equity
Deposits:
Non-interest-bearing
Checking accounts	9,292.8	583.7	—		9,876.5
Others	520.1	—	—		520.1
Total non-interest earning deposits	9,812.9	583.7	—		10,396.6
Interest-bearing
Checking accounts	1,512.0	3,407.6	—		4,919.5
Savings deposits	22,949.2	1,890.7	—		24,839.9
Time deposits	15,983.2	4,042.9	39.2	(a) (2)	20,065.2
Total interest earning deposits	40,444.4	9,341.2	39.2		49,824.7
Total deposits	50,257.3	9,924.8	39.2		60,221.2
Bankers’ acceptances	252.4	5.5	—		257.9
Interbank borrowings and overnight funds	3,813.3	—	—		3,813.3

	At June 30, 2010
	Grupo Aval	BAC	Adjustments	Note	Pro forma
	(In Ps billions)
Borrowings from banks and others	4,445.6	2,137.9	3,394.7	(a) (2), (c) (d)	9,978.2
Accounts payable	2,454.0	—	—		2,454.0
Accrued interest payable	196.8	45.6	—		242.3
Convertible bonds	—	—	910.5	(d)	910.5
Other liabilities	943.9	550.0	151.6	(a)	1,645.5
Long-term debt (bonds)	4,348.0	—	—		4,348.0
Estimated liabilities	760.3	—	—		760.3
Pension plans	503.9	—	—		503.9
Deferred tax, credit	194.8	—	—		194.8
Related party liabilities	137.4	—	—		137.4
Total liabilities	68,307.6	12,663.7	4,496.0		85,467.3
Controlling shareholder’s equity:
Common shares	13.9	153.0	(153.0)	(b)	13.9
Additional paid-in capital	647.4	150.6	(150.6)	(b)	647.4
Retained earnings	1,771.4	1,382.0	(1,382.0)	(b)	1,771.4
Other comprehensive income	316.3	(159.3)	159.3	(b)	316.3
Revaluation of equity	754.3	—	—		754.3
Total controlling shareholder’s equity	3,503.4	1,526.3	(1,526.3)		3,503.4
Non-controlling interest	3,859.9	0.9	(0.9)	(b)	3,859.9
Total shareholders’ equity	7,363.3	1,527.2	(1,527.2)		7,363.3
Total liabilities and shareholders’ equity	75,670.9	14,190.9	2,968.9		92,830.6

Pro forma income statement data for the six-month period ended June 30, 2010

	Six-month period ended June 30, 2010
	Grupo Aval	BAC	Adjustments	Note	Pro forma
	(In Ps billions)
Interest income:
Loans	2,220.2	631.6	0.5	(e)	2,852.3
Investment securities	0.0	—	—	(e)	—
Interbank and overnight funds	53.9	11.8	—		65.7
Financial leasing	182.3	—	—		182.3
Total interest income	2,456.5	643.4	0.5		3,100.4
Interest expense:
Deposits	(689.9)	(141.6)	(10.4)	(e)	(842.0)
Borrowings from banks and others	(114.9)	(48.0)	(79.1)	(h) (e)	(242.0)
Interbank and overnight funds (expenses)	(42.8)	—	—		(42.8)
Long-term debt (bonds)	(99.5)	—	—		(99.5)
Total interest expense	(947.1)	(189.6)	(89.6)		(1,226.3)
Net interest income	1,509.4	453.8	(89.1)		1,874.1
Provision for loan and financial leases losses, accrued interest and other receivables, net	(350.3)	(79.8)	—		(430.0)
Recovery of charged-off assets	51.1	—	—		51.1
Provision for foreclosed assets and other assets	(124.0)	—	—		(124.0)
Recovery of provisions for foreclosed assets and other assets	12.6	—	—		12.6
Total provisions, net	(410.5)	(79.8)	—		(490.3)

	Six-month period ended June 30, 2010
	Grupo Aval	BAC	Adjustments	Note	Pro forma
	(In Ps billions)
Net interest income after provisions	1,098.9	374.0	89.1		1,383.8
Income from investment portfolio	503.9	19.5	(0.0)	(e)	523.4
Other income (expenses):
Foreign exchange gains (losses), net	(17.3)	12.5	142.9	(i)	138.1
Gain (losses) on derivative operations	104.5	—	—		104.5
Gain on sale of investments in equity securities, net	13.8	14.2	—		28.0
Income from non-financial sector, net	152.7	—	—		152.7
Dividend income	25.8	—	—		25.8
Other income	980.6	242.5	—		1,223.1
Total other income	1,260.1	269.3	142.9		1,672.2
Operating expenses:
Salaries and employee benefits	(559.4)	(199.1)	—		(758.5)
Depreciation and amortization	(84.2)	(34.9)	(20.1)	(f) (g)	(139.2)
Administrative expenses	(849.5)	(20.5)	—		(870.0)
Other operating expenses	(92.0)	(213.0)	—		(305.0)
Total operating expenses	(1,585.1)	(467.5)	(20.1)		(2,072.8)
Income before income tax expense	1,277.7	195.3	33.7		1,506.7
Income tax expense	(479.5)	(52.3)	(11.1)	(j)	(543.0)
Net income	798.2	143.0	22.6		963.8
Less: net income attributable to non-controlling interest	(365.7)	(0.1)	(7.8)	(k)	(373.7)
Net income attributable to controlling stockholder	432.4	142.9	14.8		590.1
Basic and diluted earnings per share	—	—	—	(l)	42.3

Pro forma income statement data for the year ended December 31, 2009

	For the year ended December 31, 2009
	Grupo Aval	BAC	Adjustments	Note	Pro forma
	(In Ps billions)
Interest income:
Interest on loans	5,378.3	1,291.1	1.0	(e)	6,670.4
Interest on investment securities	—	—	—	(e)	—
Interbank and overnight funds	148.9	26.7	—		175.5
Financial leases	435.7	—	—		435.7
Total interest income	5,962.8	1,317.8	1.0		7,281.6
Interest expense:
Deposits	(2,197.5)	(331.7)	(20.9)	(e)	(2,550.1)
Borrowings from banks and others	(291.5)	(137.7)	(152.6)	(h)(e)	(581.8)
Interbank and overnight funds (expenses)	(111.7)	—	—		(111.7)
Long-term debt (bonds)	(253.4)	—	—		(253.4)
Total interest expense	(2,854.0)	(469.4)	(173.5)		(3,496.9)
Net interest income	3,108.8	848.4	(172.5)		3,784.6
Provision for loan and financial leases losses, accrued interest and other receivables, net	(888.6)	(225.1)	—		(1,113.8)
Recovery of charged-off assets	83.2	—	—		83.2
Provision for foreclosed assets and other assets	—	—	—		—
Recovery of provisions for foreclosed assets and other assets	—	—	—		—
Total provisions, net	(805.4)	(225.1)	—		(1,030.5)

Pro forma income statement data for the year ended December 31, 2009

	For the year ended December 31, 2009
	Grupo Aval	BAC	Adjustments	Note	Pro forma
	(In Ps billions)
Net interest income after provisions	2,303.4	623.2	(172.5)		2,754.1
Income from investment portfolio	1,211.7	36.9	(0.0)		1,248.6
Other income (expenses):
Foreign exchange gains (losses), net	(106.3)	88.0	203.1	(i)	184.9
Gain (Losses) on derivative operations	285.4	—	—		285.4
Gain on sale of investments in equity securities, net	4.0	18.5	—		22.6
Income from non-financial sector, net	225.6	—	—		225.6
Dividend income	80.1	—	—		80.1
Other income	2,140.4	499.6	—		2,640.0
Total other income	2,629.2	606.2	203.1		3,438.5
Operating expenses:
Salaries and employee benefits	(1,140.9)	(377.4)	—		(1,518.3)
Depreciation and amortization	(168.8)	(62.7)	(43.4)	(f)(g)	(274.8)
Administrative expenses	(2,009.3)	(41.6)	—		(2,050.9)
Other operating expenses	(184.6)	(407.4)	—		(591.9)
Total operating expenses	(3,503.5)	(889.1)	(43.4)		(4,436.0)
Income before income tax expense	2,640.8	377.2	(12.8)		3,005.2
Income tax expense	(953.6)	(108.4)	4.2	(j)	(1,057.8)
Net income	1,687.2	268.8	(8.6)		1,947.4
Less: net income attributable to noncontrolling interest	(752.6)	(0.2)	3.0	(k)	(749.8)
Net income attributable to controlling stockholder	934.5	268.6	(5.6)		1,197.6
Basic and diluted earnings per share	—	—	—	(l)	85.9

Notes to the unaudited pro forma condensed financial statements

(a)      Reflects purchase accounting based on preliminary allocation of the purchase price, excluding estimated transaction costs, to identifiable assets acquired and liabilities assumed. The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the separable tangible and identifiable intangible assets acquired and liabilities assumed and their fair value as of the closing date of the transaction. The identifiable intangible assets and estimated fair values we have included herein have been based on information available to Grupo Aval’s management and derived from BAC Credomatic’s financial statements as well as internal calculations, and they will be revised upon final calculations following completion of the acquisition. The purchase price allocation and identifiable intangible assets may change upon our receipt of more detailed information, and such changes may be significant.

The preliminary purchase price allocation is summarized below.

	At June 30, 2010
	Allocation
	(in Ps billions)
Acquisition cost:
Purchase price			3,455.8
Total acquisition cost	—		3,455.8
Assets minus liabilities (historical net assets of BAC Credomatic)	1,527.2		—
BAC Credomatic’s goodwill	(154.3	) (1)	—
Other assets – intangibles	(20.9	) (1)	—

	At June 30, 2010
	Allocation
	(in Ps billions)
Acquired assets, net	—		(1,351.9)
Excess of purchase price over acquired assets, net	—		2,103.9
Allocated as follows:
Financial assets	10.1	(2)	—
Financial liabilities	(35.9	) (2)	—
Property, plant and equipment – land and buildings	128.6	(2)	—
Core deposit	97.0	(3)	—
Customer relationships	141.3	(3)	—
Merchant relationship	34.5	(4)	—
Software	19.1	(4)	—
Brands	64.8	(5)	—
Deferred income tax	(151.6)		—
Estimated goodwill	1,796.0		—
Excess of purchase price over acquired assets, net	—		2,103.9
_____________
(1)	Reflects the elimination assets and liabilities which were not acquired or assumed by Grupo Aval in connection with the acquisition.

(2)
Reflects Grupo Aval management’s preliminary estimate of the fair value allocable to tangible assets, including financial assets, financial liabilities and property, plant and equipment (amortization of these tangible assets based on their estimated useful lives is reflected in the unaudited pro forma condensed consolidated statement of income).

	At June 30, 2010
	Allocation
	(in Ps billions)
Financial assets:
Securities held to maturity	(0.0)	—
Loans	10.1	—
	10.1	—
Financial liabilities:
Time deposits	(39.2)	—
Borrowings	6.4	—
Other borrowed funds	(3.2)	—
	(35.9)	—
_____________
(3)
Reflects Grupo Aval management’s preliminary estimate of the fair value allocable to identifiable definite-lived intangible assets represented by core deposits and customer relationships, with a preliminary asset life of 15 years (cash flow-based amortization of these intangible assets is reflected in the unaudited pro forma condensed combined statement of income).

(4)
Reflects Grupo Aval management’s preliminary estimate of the fair value allocable to identifiable definite-lived intangible assets represented by merchant relationships, with a preliminary asset life of ten years and software-related intangibles with a preliminary asset life of five years (straight-line amortization of these intangible assets is reflected in the unaudited pro forma condensed combined statement of income).

(5)	Reflects Grupo Aval management’s preliminary estimate of the fair value allocable to identifiable indefinite-lived intangible assets represented by brands.

Reflects an increase in cash and cash equivalents in the amount of U.S.$473.8 million (Ps 852.7 billion), after payment of U.S.$1,920 million (Ps 3,455.8 billion) purchase price of BAC Credomatic and related proceeds of U.S.$1,270.0 million (Ps 2,285.9 billion) from credit facilities (see note (c) below), U.S.$617.9 million (Ps 1,112.0 billion) from loans to Grupo Aval granted by companies beneficially owned by Mr. Sarmiento Angulo and used to indirectly finance the acquisition, and proceeds of U.S.$499.4 million (Ps 898.8 billion) to Grupo Aval from the issuance by Banco de Bogotá of mandatorily convertible bonds (this excludes the portion of the issuance subscribed by Grupo Aval itself).

(b)      Reflects the elimination of historical shareholders’ equity.

(c) Banco de Bogotá entered into a 364-day U.S.$1.0 billion (Ps 1,799.9 billion) senior bridge loan facility with Citibank, N.A., acting through its international banking facility, HSBC Bank USA, National Association and J.P. Morgan Securities LLC, as joint lead arrangers, on December 1, 2010. Borrowings under the facility will accrue interest at one-, two-, three or six-month LIBOR, at Banco de Bogotá’s election, plus (1) 100 bps until six months after December 1, 2010, (2) 125 bps from six months after December 1, 2010 until nine months after December 1, 2010 and (3) 150 bps from nine months after December 1, 2010 until the 364th day after December 1, 2010.

Leasing Bogotá S.A., Panamá entered into two U.S.$135 million (Ps 243.0 billion), totaling U.S.$270 million five-year term loans, respectively, with Bancolombia S.A. and Bancolombia Miami Agency at 180-day LIBOR  plus 3.125% on November 26, 2010.

(d)      Banco de Bogotá issued Ps 2,284.6 billion (U.S.$1.27 billion) in peso-denominated bonds, mandatorily convertible into Banco de Bogotá common shares during the term of the instrument. The bonds will bear interest at 3.0% per year, payable monthly. The bonds were offered to Banco de Bogotá’s shareholders by means of a rights offering. The gross proceeds to Grupo Aval on a consolidated basis, less the portion of the issuance subscribed by Grupo Aval itself, was Ps 898.8 billion (U.S.$499.4 million).

Certain shareholders of Grupo Aval and their affiliates beneficially owned by Mr. Sarmiento Angulo granted loans to Grupo Aval and its subsidiaries on an arm’s-length basis in connection with the BAC Credomatic acquisition for a total outstanding amount of Ps 1,112.0 billion (U.S.$617.9 million) between November 16 and December 2, 2010 at an interest rate of DTF+3.0% per year. All loans are unsecured and have a five-year term, with a two-year grace period. See “Item 7. Major shareholders and related party transactions—B. Related party transactions.” It funded, in part, Grupo Aval’s subscription of 13,726,421 mandatorily convertible bonds (convertible into 29,205,152 shares of Banco de Bogotá) issued by Banco de Bogotá for a purchase price of Ps 1,374.1 billion (U.S.$763.4 million).

(e)      Represents amortization of the purchase accounting adjustment of the fair value allocable to tangible assets (other than property, plant and equipment) amounting to Ps 21.2 billion and Ps 10.6 billion for the year ended December 31, 2009 and June 30, 2010, respectively.

(f)      Represents the accretion of the purchase accounting adjustment. Reflects the amortization of intangible assets of Ps 39.7 billion and Ps 18.2 billion for the year ended December 31, 2009 and June 30, 2010, respectively.

(g)      Represents the depreciation of the property, plant and equipment purchase accounting adjustment. Reflects the amortization of property, plant and equipment of Ps 3.7 billion and Ps 1.9 billion for the year ended December 31, 2009 and June 30, 2010, respectively.

(h)      Reflects the adjustment for interest expense related to borrowings under the Banco de Bogotá bridge facility and Leasing Bogotá Panamá term loan and the mandatorily convertible bonds issuable in connection with the BAC Credomatic acquisition. This interest expense represented an increase of Ps 152.6 billion for the year ended December 31, 2009, and Ps 79.1 billion for the six-month period ended June 30, 2010.

The following table summarizes information related to the computation of interest expense:

Loan	Interest description	Interest expense for the six-month period ended June 30, 2010	Interest expense for the year ended December 31, 2009
U.S.$270 million - five-year term loan (comprising of two U.S.$135 million loans)	3.876% (LIBOR plus 3.125%)	Ps 9.4	Ps 18.8
U.S.$1,242,465,120 - peso-denominated convertible Banco de Bogotá issued bonds	3% (3% fixed interest rate)	Ps 13.5	Ps 27.0

U.S.$1,000,000,000 - Bridge facility
Between 1.751% and 2.251% (interest at one, two, or three-month LIBOR, at the election of Grupo Aval, plus 100 bps for the first 180 days, 125 bps from the 181st day to the 270th day, and thereafter at 150 bps until the 364th day)
		Ps 20.3	Ps 34.9
Ps 1,112.0 billion (U.S.$617.8 million) loan	6.50 (DTF+3.0%)	Ps 36.1	Ps 72.3
	Total	Ps 79.3	Ps 153.0

A 0.125% increase in the variable interest rate payable on the Banco de Bogotá bridge facility agreement would change pro forma interest expense for the year ended December 31, 2009 and for the six-month period ended June 30, 2010 by Ps 2.3 billion and Ps 1.1 billion, respectively.

A 0.125% increase in the variable interest rate payable on Leasing Bogotá Panamá term loan would change pro forma interest expense for the year ended December 31, 2009 and for the six-month period ended June 30, 2010 by Ps 0.6 billion and Ps 0.3 billion, respectively.

A 0.125% increase in the variable interest rate payable on the loans granted by certain shareholders of Grupo Aval and their affiliates would change pro forma interest expense for the year ended December 31, 2009 and for the six-month period ended June 30, 2010 by Ps 1.4 billion and Ps 0.7 billion, respectively.

(i)      Reflects an adjustment to foreign exchange gain/loss related to the U.S. dollar-denominated Banco de Bogotá bridge facility and Leasing Bogotá Panamá term loan for the year ended December 31, 2009 and for the six-month period ended June 30, 2010 in the amount of Ps 203.1 billion and Ps 142.9 billion, respectively.

The Colombian peso to U.S. dollar exchange rate appreciated 9% in 2009, from Ps 2,243.59 as of January 1 to Ps 2,044.23 on December 31. For the period from January 1 to June 30, 2010, the Colombian peso appreciated an additional 6% from Ps 2,044.23 to Ps 1,916.46. For a discussion of foreign currency translation risk associated with our U.S. dollar-denominated debt, see “—D. Risk factors—Risks relating to our recent acquisition of BAC Credomatic.”

(j)      Reflects the income tax effect on the pro forma adjustments using a statutory income tax rate of 33% for the year ended December 31, 2009 and for the six-month periods ended June 30, 2010. The impact was Ps 4.2 billion and Ps (11.1) billion, respectively. This rate is not necessarily indicative of our expected future effective tax rate.

(k)      Following completion of the acquisition, BAC Credomatic is a wholly-owned subsidiary of Banco de Bogotá. Adjustment reflects the effect of minority interest in Banco de Bogotá of 34.67% in the year ended December 31, 2009 and the six-month period ended June 30, 2010, amounting to Ps 3.0 billion and Ps (7.8) billion, respectively.

(l)      The following table summarizes information related to the computation of basic and diluted EPS for the six-month period ended June 30, 2010 and for the year ended December 31, 2009.

	June 30, 2010	December 31, 2009
	(in Ps billions, except number of shares and per share data)
Pro forma consolidated net income	963.9	1,947.6
Non-controlling interest	(373.7)	(749.9)
Pro forma net income attributable to common shareholders	590.2	1,197.1
Weighted average number of common shares outstanding used in basic EPS calculation	13,943,980,671	13,943,980,671
Pro forma basic and diluted earnings per share (U.S. GAAP)	42.3	85.9

Exchange rates

The Colombian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of pesos by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The Superintendency of Finance calculates the representative market rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including certain of our banking subsidiaries, for the purchase and sale of U.S. dollars. On March 29, 2011, the representative market rate was Ps 1,877.84 per U.S. $1.00, on December 31, 2010, the representative market rate was Ps 1,913.98 per U.S.$1.00, at September 30, 2010, the representative market rate was Ps 1,799.89 per U.S.$1.00, and on December 31, 2009, the representative market rate was Ps 2,044.23 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for pesos/ U.S. dollars.

The following table presents the monthly high and low representative market rate during the months indicated.

Recent exchange rates of peso per U.S. dollar	Low	High
Month:
July 2010	1,841.35	1,913.15
August 2010	1,806.93	1,842.79
September 2010	1,788.05	1,826.31
October 2010	1,786.20	1,846.41
November 2010	1,817.70	1,916.96
December 2010	1,880.82	2,027.33
January 2011	1,838.94	1,913.98
February 2011	1,852.67	1,907.69
March 2011 (through March 29)	1,865.11	1,916.05
_____________
Source: Superintendency of Finance.

The following table presents the average peso/ U.S. dollar representative market rate for each of the five most recent years, calculated by using the average of the exchange rates on the last day of each month during the period, and the representative year-end market rate for each of the five most recent years.

Peso/ U.S.$1.00 representative market rate	Average	Year-end
Period:
2006	2,363.75	2,238.79
2007	2,076.57	2,014.76
2008	1,989.35	2,243.59
2009	2,180.19	2,044.23
2010	1,902.50	1,913.98
_____________
Source: Superintendency of Finance.

Exchange rate fluctuation will affect the U.S. dollar value of any distributions we make with respect to our shares of preferred stock. See “—D. Risk factors—Risks relating to our preferred shares.”

B.           Capitalization and indebtedness

The following table presents our consolidated capitalization at September 30, 2010 on an actual basis derived from our audited consolidated financial statements prepared in accordance with Colombian Banking GAAP.

You should read this table in conjunction with our financial statements and the related notes and with the sections entitled “Selected financial data,” “Unaudited pro forma condensed consolidated financial information" and “Item 5. Operating and financial review and prospects” included in this registration statement.

	At September 30, 2010
	Actual
	(in Ps billions)		(in U.S. millions) (1)
Liabilities
Long-term debt (bonds) – including current portion (2)
Ordinary bonds	Ps	3,498.3	U.S.$	1,943.6
Subordinated bonds		540.0		300.0
Convertible bonds due 2010		48.8		27.1
Total	Ps	4,087.1	U.S.$	2,270.7

Borrowings from banks and others (3)		4,207.4		2,337.6

Non-controlling interest		4,098.7		2,277.2

Shareholders’ equity
Preferred shares, par value Ps 1.00 per share, authorized, issued and outstanding		—		—
Common shares, 13,943,980,671 common shares, par value Ps 1.00 per share, 13,943,982,323 shares authorized, issued and outstanding		13.9		7.7
Additional paid-in capital		647.4		359.7
Retained earnings (losses)		2,152.2		1,195.7
Other capital		1,659.3		921.9
Total shareholders’ equity	Ps	4,472.9	U.S.$	2,485.1
Total capitalization	Ps	16,866.0	U.S.$	9,370.6
_____________
(1)
Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance for pesos into U.S. dollars of Ps 1,799.89 to U.S.$1.00 at September 30, 2010.

(2)	All long-term debt is unguaranteed and unsecured.

(3)	Reflects loans made by other financial institutions including development banks and international correspondent banks.

Our total capitalization under U.S. GAAP on an actual basis at June 30, 2010 was comprised of Ps 4,348.0 billion (U.S.$ 2.4 billion) long-term bond debt, Ps 4,445.6 billion (U.S.$ 2.5 billion) borrowings from banks and others, non-controlling interest of Ps 3,859.9 billion (U.S.$ 2.1 billion), and total controlling interest shareholders’ equity of Ps 3,503.4 billion (U.S.$1.9 billion). Our pro forma capitalization under U.S. GAAP at June 30, 2010, giving effect to the acquisition of BAC Credomatic and its related financing as described under “Item 3. Key Information —A. Selected financial data —Unaudited pro forma condensed consolidated financial information” would be comprised of Ps 4,348.0 billion (U.S.$2.4 billion) long-term bond debt, Ps 9,978.2 billion (U.S.$5.5 billion) borrowings from banks and others, non-controlling interest of Ps 3,859.9 billion (U.S.$2.1 billion), and total controlling shareholders’ equity of Ps 3,503.4 billion (U.S.$1.9 billion). Our pro forma capitalization under Colombian Banking GAAP is not available because financial information for BAC Credomatic is available in U.S. GAAP only. Our pro forma capitalization under U.S. GAAP at September 30, 2010 is not available because financial information for Grupo Aval at and for the periods ended that date is available in Colombian Banking GAAP only.

The only material changes to our total capitalization since September 30, 2010 consist of the following additional indebtedness incurred in connection with the acquisition of BAC Credomatic:

•
Banco de Bogotá entered into a 364-day U.S.$1.0 billion (Ps 1,799.9 billion) senior bridge loan facility with Citibank, N.A., acting through its international banking facility, HSBC Bank USA, National Association and J.P. Morgan Securities LLC, as joint lead arrangers. Borrowings under the facility will accrue interest at one-, two-, three or six-month LIBOR, at Banco de Bogotá’s election, plus (1) 100 bps until six months after December 1, 2010, (2) 125 bps from six months after December 1, 2010 until nine months after December 1, 2010 and (3) 150 bps from nine months after December 1, 2010 until the 364th day after December 1, 2010;

•
Leasing Bogotá, S.A. Panamá entered into two U.S.$135 million (Ps 243.0 billion), totaling U.S.$270 million (Ps 486.0 billion) five-year term loans, respectively, with Bancolombia S.A. and Bancolombia Miami Agency at 180-day LIBOR plus 3.125% on November 26, 2010;

•
Banco de Bogotá issued Ps 2,284.6 billion (U.S.$1.27 billion) in peso-denominated bonds, mandatorily convertible into Banco de Bogotá common shares during the term of the instrument. The bonds will bear interest at 3.0% per year, payable monthly. The bonds were offered to Banco de Bogotá’s shareholders by means of a rights offering; and

•
we entered into Ps 1,112.0 billion (U.S.$617.9 million) in loans from companies beneficially owned by Mr. Sarmiento Angulo to fund, in part, Grupo Aval’s acquisition of 13,726,421 mandatorily convertible bonds (convertible into 29,205,152 shares of Banco de Bogotá) from Banco de Bogotá; the proceeds of the mandatorily convertible bond issuances were used to finance the BAC Credomatic acquisition.

The foregoing transactions had the effect of increasing our long-term debt (bonds), including current portion, by Ps 898.8 billion (U.S.$499.4 million) and increasing our borrowings from banks and others by Ps 3,398.0 billion (U.S.$1,887.9 million). The foregoing description does not give effect to the Banco Popular share ownership reorganization, which will not occur for several months from the date of this registration statement. See “Item 7. Major shareholders and Related party transactions—B. Related party transactions—Other transactions with Mr. Sarmiento Angulo and his affiliates—Banco Popular—Banco Popular share ownership reorganization.”

See “Item 4. Information on the Company—Business overview—BAC Credomatic acquisition” and “—Unaudited pro forma condensed consolidated financial information.”

C.           Reasons for the offer and use of proceeds

Not applicable.

D.           Risk factors

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur.  As a result, the market price of our preferred shares could decline, and you could lose all or part of your investment.  We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business.

Risks relating to Colombia

Adverse economic and political conditions in Colombia may have an adverse effect on our results of operations and financial condition.

Our principal subsidiaries in Colombia are financial institutions (four commercial banks, a pension and severance fund administrator, and a merchant bank), and a substantial majority of our operations, properties and customers is located in Colombia. As a consequence, our results of operations and financial condition are materially affected by economic and political conditions in the country.

Colombia is subject to economic, political and other uncertainties, including changes in monetary, exchange control and trade policies that could affect the overall business environment in Colombia, which would, in turn, have an impact on our results of operations and financial condition. For example, the Central Bank of Colombia, or the Central Bank, could sharply raise or lower interest rates, which could negatively affect our net interest income and asset quality and also restrict our growth. Extreme variations in exchange rates could also negatively affect the foreign currency position of our borrowers. Any of these events could have an adverse impact on our results of operations and financial condition.

Decreases in the growth rate of the Colombian economy, periods of negative growth, or material increases in inflation or interest rates could result in lower demand for, or affect the pricing of, our services and products. Because a large percentage of the costs and expenses of our subsidiaries is fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, in which case our profitability could be affected.

In the case of our pension and severance fund business, economic conditions may affect the businesses and financial capacity of employers, which might result in a drop in employee-contributor head counts or decrease the ability of employers to create new jobs or increase employee incomes.

The Colombian economy remains vulnerable to external shocks.

A significant decline in economic growth of any of Colombia’s major trading partners –in particular, the United States and Venezuela– could have a material adverse effect on the country’s balance of trade and economic growth.

In addition, a “contagion” effect, under which an entire region or class of investments becomes less attractive to, or subject to outflows of funds by international investors, could negatively affect Colombia. Lower economic growth may result in asset quality deterioration and a decrease in market prices and liquidity for the preferred shares.

Pension funds, such as those managed by Porvenir, are global investors and thus are affected by regional and global economic factors. Lower economic growth of Colombia’s major trading partners or a contagion effect in the region or globally may lead to lower pension fund returns, which may, in turn, result in decreases in assets under management and impair our businesses or financial condition. In recent years, pension fund returns have been subject to increased volatility in international financial markets. Foreign investments represented 11.5% of Porvenir’s total assets under management at September 30, 2010.

The recent global economic and financial crisis, which began in the U.S. financial system and spread to different economic sectors and countries around the world, has had negative effects on the Colombian economy. During 2009, the economies of the United States and some European countries contracted, which, in turn, impacted the Colombian economy. Although there have recently been signs of recovery in the global economy, this recovery may be fragile and also may reflect temporary benefits from government stimulus programs that may not be sustained. The ability of certain countries, such as Greece, Portugal and Spain, and companies in those countries and in the Euro zone to repay debt obligations remains uncertain. Exports from Colombia recently have been growing at a slower rate than in prior years, and unemployment continues to be high compared to other economies in Latin America. We cannot assure you that the growth achieved over the past decade by the Colombian economy will continue in future periods.

The effect on consumer confidence of any actual or perceived deterioration in the Colombian economy may have a material adverse effect on our results of operations and financial condition.

Colombia has experienced internal security issues that have had or could have in the future a negative effect on the Colombian economy.

Colombia has experienced internal security issues, primarily due to the activities of guerrilla groups such as the Fuerzas Armadas Revolucionarias de Colombia, or FARC, paramilitary groups and drug cartels. In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. Even though the Colombian government’s “democratic security” program has reduced guerilla and criminal activity, particularly in the form of terrorism attacks, homicides, kidnappings and extortion, such activity persists in Colombia, and possible escalation of such activity and the effects associated with them have had and may have in the future a negative impact on the Colombian economy and on us, including our customers, employees, results of operations and financial condition.

Tensions with Venezuela and Ecuador may affect the Colombian economy and, consequently, our results of operations and financial condition.

Diplomatic relations with Venezuela and Ecuador, two of Colombia’s main trading partners, have been tense and affected by events surrounding the Colombian armed forces combat of the FARC throughout Colombia, particularly on Colombia’s borders with Venezuela and Ecuador. Any further deterioration in relations with Venezuela and Ecuador may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative impact on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.

Government policies and actions, and judicial decisions, in Colombia could significantly affect the local economy and, as a result, our results of operations and financial condition.

Our results of operations and financial condition may be adversely affected by changes in Colombian governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, exchange rates, exchange controls, inflation rates, taxation, banking and pension fund regulations and other political or economic developments affecting Colombia. The Colombian government has historically exercised substantial influence over the economy, and its policies are likely to continue to have a significant effect on Colombian companies, including us, as well as on market prices of securities of local issuers, including our preferred shares. As a result of the recent presidential elections in Colombia held in June 2010, a new administration, led by President Juan

Manuel Santos, assumed power in Colombia on August 7, 2010. The president of Colombia has considerable power to determine governmental policies and actions relating to the economy, and may adopt policies that are inconsistent with those of the prior government or that negatively affect us. Future governmental policies and actions, or judicial decisions, could adversely impact our results of operations or financial condition or the market value of our preferred shares.

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia could adversely affect our results of operations and financial condition.

New tax laws and regulations, and uncertainties with respect to future tax policies, pose risks to us. In recent years, Colombian tax authorities have imposed additional taxes in a variety of areas, such as taxes on financial transactions and taxes to fund Colombia’s war against terrorism. Changes in tax-related laws and regulations, and interpretations thereof, can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities or courts may interpret tax regulations differently than we do, which could result in tax litigation and associated costs and penalties. In order to avoid double taxation, our subsidiaries usually distribute dividends from profits that have already been subject to income tax. These dividends are usually not taxable for Grupo Aval in Colombia, and dividends paid by Grupo Aval to its shareholders in Colombia from these sources of income also are usually not taxable, in each case provided that such profits have been taxed at the subsidiary level. This tax treatment may not be maintained in the future, and any change could have a material adverse effect on our results of operations and financial condition.

Natural disasters in Colombia could disrupt our businesses and impact our results of operations and financial condition.

We are exposed to natural disasters in Colombia, such as earthquakes, volcanic eruptions, tornadoes, tropical storms and hurricanes. In the event of a natural disaster, our disaster recovery plans may prove to be ineffective, which could have a material adverse impact on our ability to conduct our businesses, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised. Natural disasters or similar events could also result in substantial volatility in our results of operations for any fiscal quarter or year.

Risks relating to our businesses and industry

Risks relating to our banking business

A decline in asset quality, including the loan portfolios of our banks, may have an adverse impact on our results of operations and financial condition.

Changes in the financial condition or credit profiles of customers of our banking subsidiaries and increases in inflation or interest rates could have a negative effect on the quality of our banks’ loan portfolios, causing them to increase loan loss provisions and resulting in reduced profitability. In particular, the level of non-performing loans may increase in the future as a result of factors beyond our control, such as economic conditions and political events affecting Colombia generally or specific sectors of the economy.

A substantial number of our banks’ customers consist of individuals and small- and medium-sized enterprises, or SMEs, and these customers are more likely to be adversely affected by downturns in the Colombian economy than large corporations and high-income individuals. For example, unemployment directly affects the ability of individuals to obtain and repay consumer and residential mortgage loans. Consequently, our banking subsidiaries may experience higher levels of non-performing loans, which could result in increased loan loss provisions due to defaults by, or deterioration in the credit profiles of, individual borrowers. Non-performing loans and resulting loan losses may increase materially in the future and adversely affect our results of operations and financial condition.

Existing loan loss allowances may not be adequate to cover any increases in non-performing loans or deterioration in the credit quality of loan portfolios. As a result, our banking subsidiaries may be required to increase loan loss provisions, which may adversely affect our results of operations and financial condition.

In addition, there is no precise method for predicting loan and credit losses, such that loan loss allowances may not be sufficient to cover actual losses. If we and our banking subsidiaries are unable to manage the level of non-performing or other poor credit quality loans, our results of operations and financial condition would be materially and adversely affected.

The loan portfolios of our banking subsidiaries have grown substantially in recent years. See “Item 4. Information on the Company—B. Business overview—Selected statistical data.” As default rates generally increase with the age of loans, the level of non-performing loans may lag behind the rate of growth in loans but may increase when growth slows or the loan portfolios become more mature. As a result, historic loan loss experience may not necessarily be indicative of future loan loss experience.

Our banking subsidiaries may be unable to realize on collateral or guarantees securing loans, which may adversely affect our results of operations and financial condition.

Our banking subsidiaries make loans that are secured by collateral, including real estate and other assets that are generally located in Colombia. The value of collateral may significantly fluctuate or decline due to factors beyond our control, including, for example, economic and political conditions in the country. At September 30, 2010, 38.9% of our total past due loans were secured. An economic slowdown may lead to a downturn in the Colombian real estate market, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of these loans. Any decline in the value of the collateral securing loans may result in reduced recoveries from collateral realization and have an adverse impact on our results of operations and financial condition.

Our banking subsidiaries also make loans on the basis of guarantees from relatives, affiliates or associated persons of borrowers. To the extent that guarantors encounter financial difficulties due to economic conditions, personal or business circumstances, or otherwise, the ability of our banks to enforce such guarantees may be impaired.

In addition, our banking subsidiaries may face difficulties in enforcing their rights as secured creditors against borrowers, collateral or guarantees. In particular, timing delays and procedural problems in realizing against collateral, as well as a debtor-protective judicial interpretations of the law, may make it difficult to foreclose on collateral, realize against guarantees or enforce judgments in our favor, which could materially and adversely affect our results of operations and financial condition.

A new insolvency law in Colombia may limit the ability of our banking subsidiaries to collect monetary obligations and enforce rights against collateral or under guarantees.

The Colombian Congress recently enacted Law 1380 of 2010, which provides insolvency protection to individuals who are not merchants. The law enables an individual to submit monetary obligations to extrajudicial conciliation hearings with the individual’s creditors. The collection of interest on the debt subject to such proceedings is suspended for a period of 60 days or more. After hearings have been initiated, it is not possible for any creditor, including our banking subsidiaries, to initiate or continue enforcement actions or collect collateral from the debtor. A perception that loans to individuals may be difficult or impossible to recover could cause our banking subsidiaries to enhance credit requirements and result in decreased lending to individuals by making it more expensive. In addition, increased difficulties in enforcing debt and other monetary obligations due to this new insolvency law could have an adverse impact on our results of operations and financial condition.

Any failure of risk management processes could materially and adversely affect our banking businesses, results of operations and financial condition.

Credit risk is a principal risk inherent in the business of our banks. Although we have groupwide risk management guidelines, each bank is responsible for its own risk management. Each bank’s policies and procedures designed to identify, monitor and manage risk may prove to be insufficient.

Our banks may not be able to upgrade, on a timely basis, risk management systems. For example, the risk management systems utilize an internal credit rating system to assess the risk profile of each customer. As this process involves detailed analyses of the customer’s credit risk, taking into account quantitative and qualitative factors, it necessarily is subject to human error. Personnel of our banking subsidiaries may fail to detect risks before they occur, or may not effectively implement their risk management systems, which may increase exposure to credit risk. As a result, any failure by our banking subsidiaries to effectively implement or consistently follow or refine risk management systems may result in higher risk exposures for our banking subsidiaries, which could materially and adversely affect our results of operations and financial condition.

Declines in the value of our sovereign debt securities portfolios could have an adverse effect on our results of operations.

Our banks’ debt securities portfolios primarily consist of sovereign debt securities, mainly securities issued or guaranteed by the Colombian government. We are exposed to significant credit, market and liquidity risks associated with sovereign debt. At September 30, 2010, debt securities represented 20.6% of our consolidated total assets, and approximately 75.1% of these securities were issued or backed by the Colombian government. A significant decline in the value of these government securities could materially and adversely affect the debt securities portfolios of our banks and, consequently, our results of operations and financial condition. See “Item 4. Information on the Company—B. Business overview—Industry—Supervision and regulation—Mandatory investments.”

We are subject to counterparty risk in our banking business.

Our banks and to a lesser extent, Porvenir and Corficolombiana are exposed to counterparty risks in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us, or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. These risks could materially and adversely affect our results of operations and financial condition.

Our banks are subject to market and operational risks associated with derivative transactions.

Our banks, and, to a lesser extent, Porvenir and Corficolombiana, enter into derivative transactions primarily for hedging purposes and, on a limited basis, on behalf of customers. They are subject to market and operational risks, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of a counterparty to perform its obligations to us).

Market practices and documentation for derivative transactions in Colombia may differ from those in other countries. For example, documentation may not incorporate terms and conditions of derivatives transactions as commonly understood in other countries. In addition, the execution and performance of these transactions depend on our banks’ ability to develop adequate control and administration systems, and to hire and retain qualified personnel. Moreover, our banks’ ability to monitor and analyze these transactions depends on their information technology systems. These factors may further increase risks associated with derivative transactions and could materially and adversely affect our results of operations and financial condition.

Our banking subsidiaries are subject to liquidity risk, which may result in increases to funding costs.

The principal sources of funding for our banking subsidiaries are savings accounts, time deposits and checking accounts, that together represented approximately 68% of consolidated total liabilities at September 30, 2010. Because our banking subsidiaries rely primarily on short-term deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate and money markets may prevent our banking subsidiaries from meeting their obligations or obtaining necessary funding without incurring higher costs or selling certain assets at prices below prevailing market values, which could materially and adversely affect our results of operations and financial condition.

Default by one or more of our largest borrowers could adversely affect our results of operations and financial condition.

The aggregate outstanding loans to our banks’ ten-largest borrowers represented 8.6% of our consolidated total loan portfolio at September 30, 2010. Default on loans by one or more of these borrowers may adversely affect our results of operations and financial condition.

Downgrades in credit ratings of our banking subsidiaries would increase the cost of, or impair access to, funding.

Our banking subsidiaries’ credit ratings are an important component of their ability to obtain funding. Our banking subsidiaries’ ability to compete successfully in the marketplace for deposits depends on various factors, including their financial stability as reflected by their credit ratings. A downgrade in credit ratings may adversely affect perception of their financial stability and ability to raise deposits. Adverse changes in credit ratings would also increase the cost of raising funds in the capital markets or borrowing funds. In addition, lenders and counterparties in derivative transactions are sensitive to the risk of a rating downgrade. Any downgrade in any of our banking subsidiaries’ credit ratings could materially and adversely affect our results of operations and financial condition.

Our banking subsidiaries’ loan portfolios are subject to risk of prepayment, which may result in reinvestment of assets on less profitable terms.

The loan portfolios of our banking subsidiaries are subject to prepayment risk, which results from the ability of a borrower to pay a loan prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases with the effect of reducing weighted average lives of interest earning assets and adversely affecting results. Prepayment risk also has an adverse impact on credit card and collateralized mortgage obligations, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or in reinvestment at lower yields.

Changes in banking laws and regulations in Colombia could adversely affect our consolidated results.

Banking and financial services laws and regulations are subject to ongoing review and revision, including changes in response to global regulatory trends and, more recently, the global economic and financial crisis. In the wake of this crisis, governments have been actively considering new banking laws and regulations, and reviewing and revising existing laws and regulations, particularly in relation to capital adequacy and accounting standards. The adoption of new laws or regulations, or changes in the interpretations or enforcement of existing laws or regulations, may have an adverse impact on our results of operations and financial condition.

Regulatory actions may result in fines, penalties, and restrictions that could materially and adversely affect our businesses and financial performance.

Our commercial and merchant banking subsidiaries are subject to regulation and supervision by Colombian banking authorities. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our subsidiaries’ organization and operations, including, for example, the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be applied by Colombian banks. Failure to comply with applicable regulations could subject our banking subsidiaries to fines or sanctions or even revocation of licenses or permits to operate their businesses. In the event any of these subsidiaries encounters significant financial problems, is in danger of insolvency or becomes insolvent, or is otherwise not deemed to be viable, the banking authorities would have broad powers to intervene in their management and operations, including by suspending or removing management and, in extreme circumstances, putting our banks into conservatorship or receivership or taking control of our banks.

Grupo Aval is required, as an issuer of securities in Colombia, to submit information to the Superintendency of Finance and comply with corporate governance requirements; however, we are not regulated as a financial institution or as a bank holding company, and we are not required to comply with capital adequacy regulations applicable to banks and other financial institutions. We may, however, become subject to more stringent regulation in the event that our status as a non-financial entity is not maintained by Colombian authorities in the future.

We may face legal and other challenges to maximizing revenue from credit card fees and other fees from customers.

As part of their credit card business, our banking subsidiaries face risks relating to the pricing of merchant fees. There has been an ongoing dispute in Colombia between retailers and banks regarding merchant fees. The Superintendency of Industry and Commerce has issued resolutions related to Asociación Gremial de Instituciones Financieras Credibanco (Visa franchisee in Colombia) and Redeban Multicolor S.A. (Mastercard franchisee in Colombia), the entities relied on by most Colombian banks to manage the credit card system in Colombia, related to an alleged agreement on the pricing of merchant and acquiring fees among the banks. As a result of these resolutions, the fees collected from customers and income from credit card fees could decrease, which could also lead to changes in commercial strategies that could impact our results of operations and financial condition. In addition, fees charged for other banking services may be reduced in the future as a result of regulatory measures and/or pressure from retailers and interest groups.

Failure to protect personal information could adversely affect our banks.

Our banks manage and hold confidential personal information of customers in the conduct of their banking operations. Although our banks have procedures and controls to safeguard personal information in their possession, unauthorized disclosures could subject our banks to legal actions and administrative sanctions as well as damages.

Risks relating to our merchant banking business

Difficult market conditions can adversely affect Corficolombiana’s business.

Corficolombiana may be affected by lower than expected returns on investments, reduced opportunities to realize value from investments, and failure to find suitable investments so as to deploy capital effectively. During periods of difficult market conditions (which may span across one or more industries, sectors or geographies), portfolio companies may experience adverse operating performance, decreased revenues, financial losses, difficulty in obtaining access to financing or increased funding costs. Negative financial performance of portfolio companies may materially and adversely affect Corficolombiana’s results of operations and cash flow. To the extent the operating performance of those portfolio companies (as well as valuation multiples) does not improve or other portfolio companies experience adverse operating performance, it may sell those assets at values that are less than projected or even at a loss. Portfolio companies may also have difficulties in expanding their businesses and operations or meeting debt service and other obligations as they become due. Furthermore, negative market conditions could potentially result in a portfolio company entering bankruptcy proceedings, thereby potentially resulting in a complete loss of the investment. Although market conditions have recently shown some signs of improvement, economic and market conditions may not continue to improve. Even if such conditions do improve broadly and significantly over the long term, adverse conditions and/or other events in particular sectors may cause our performance to suffer further.

Corficolombiana’s due diligence process for evaluating prospective investments may not identify all risks or ensure investment returns.

Before making investments, Corficolombiana conducts due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, it may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process to varying degrees depending on the type of investment, but we may be unable to engage these third parties in a timely manner, or at all. Nevertheless, the due diligence investigation carried out by Corficolombiana with respect to any investment opportunity may not reveal or highlight all relevant risks of such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

A significant part of Corficolombiana’s investments are primarily in relatively illiquid assets, and it may fail to realize any profits from these activities for a considerable period of time or lose some or all of the principal amount of these investments.

Approximately 50% of Corficolombiana’s investments are in securities of private companies, for which there are often no readily ascertainable market prices. As a result, there may be limited or no marketability for these investments, and these investments may decline in value while Corficolombiana is seeking to dispose of them. Because there is significant uncertainty as to the valuation of illiquid investments, the stated values of such investments may not necessarily reflect the values that could actually be realized by Corficolombiana. In addition, in some cases, Corficolombiana may be prevented by contract from selling such securities for a period of time. Corficolombiana’s ability to dispose of investments may also be dependent on factors beyond its control. Thus, investments may only be disposed of over a substantial length of time, exposing the investment returns to risks of declines in market prices during the intended disposition period. Accordingly, under certain conditions, Corficolombiana may be forced to either sell securities at lower prices than it had expected to realize or defer—potentially for a considerable period of time—sales that it had planned to make.

Corficolombiana makes minority investments in companies that it does not control.

Corficolombiana’s investments include non-controlling equity interests, and it may also dispose of a portion of its majority equity investments in portfolio companies over time in a manner that results in Corficolombiana retaining minority investments. Those investments will be subject to the risk that the company in which the investment is made may make business, financial or management decisions with which we do not agree. Similarly, the majority stakeholders or the management of the company may take risks or otherwise act in a manner contrary to our interests. If any of the foregoing were to occur, the values of these investments could decrease or we may not be able to dispose of them, which would adversely affect our results of operations and financial condition.

Most of Corficolombiana’s investments are concentrated in three industries.

At September 30, 2010, approximately 70% of Corficolombiana’s investment portfolio was concentrated in the infrastructure, energy and gas, and financial sectors. During periods of difficult market conditions or slowdowns in these sectors, Corficolombiana may experience decreased revenues, difficulty in obtaining access to financing and increased funding costs.

Risks relating to our pension and severance fund management business

Porvenir operates in a highly regulated market, which limits its flexibility to manage its businesses.

Porvenir’s operations are regulated by Law 100 of 1993, the Financial System Law (Estatuto Orgánico del Sistema Financiero), decrees issued by the Ministry of Finance and, to the extent applicable, Colombian Corporation Law. The Ministry of Finance limits the range of assets in which pension fund administrators, or AFPs, can invest and also sets investment limits. In addition, each AFP is legally required to provide a minimum return on investment for each of its pension and severance funds. This minimum return, currently 8.54%, 9.40% and 1.65% for mandatory pensions funds (over the last three years), long-term severance funds (over the last two years) and short-term severance funds (over the last quarter), respectively, is based on the weighted average of aggregate returns of the AFPs and a reference portfolio established by the Superintendency of Finance.

If a fund’s return for any month is lower than the minimum return, the AFP must cover the difference within a period of five days. To do so, the AFP must first apply funds from a stabilization reserve (a portion of the AFP’s capital invested in the fund equal to 1% of the value of each pension fund under management). If the stabilization reserve is insufficient to cover the difference, the AFP must provide resources from its own capital within the same five-day period. Under Colombian law, if an AFP fails to observe either the minimum return or the stabilization reserve requirements, the Colombian Deposit Insurance Fund (Fondo de Garantías de Instituciones Financieras), or FOGAFIN, must supply funds to cover the shortfall and the AFP must be capitalized to replenish the legally mandated minimum capital level. Although Porvenir has never failed to meet the minimum requirement, failure to do so could require Grupo Aval to increase its investment in Porvenir, seek capital from alternative sources or forfeit its investment, or lead to dissolution of the AFP and transfer of the fund to another AFP. If Porvenir is unable to fulfill the minimum return or the stabilization reserve requirements, or if new laws or decrees impose more onerous requirements, Porvenir’s business may be materially adversely affected.

In addition, there are regulatory limitations on the amount of commissions that Porvenir may charge for its services. For example, we may only retain 300 basis points of the 16.0%-17.0% of an employee’s base contribution to a mandatory pension fund, a portion of which (currently 145 basis points) we are required to pay to an insurer for life and disability coverage. The percentage that we pay for this insurance may increase or decrease depending on market conditions and other factors. New life and mortality rate tables have recently been adopted in Colombia and will become effective on October 1, 2010. These tables account for longer life expectancy trends, which may result in an increase in the amount we pay for insurance and may affect our results of operations.

In 2009, the regulatory system began to shift from an obligatory pension system to a multifunds system, allowing pension funds to be more specifically tailored to the individual needs of customers according to their risk profiles. Regulations related to the establishment of the multifunds system are continuing to be developed. These regulations or their interpretation by the Ministry of Finance or the Superintendency of Finance may not provide a favorable business environment for Porvenir.

A significant amount of debt securities in pension and severance funds managed by Porvenir is issued or guaranteed by the Colombian government.

Porvenir, like our banks and other participants in the banking industry, is subject to the risk of loss in value of sovereign debt securities. At September 30, 2010, total debt securities of Porvenir represented 68.0% of its total assets, and 45.4% of total debt securities was issued or backed by the Colombian government. A significant decline in the value of the securities issued or guaranteed by the Colombian government could adversely affect the debt securities portfolio of Porvenir and, consequently, our results of operations and financial condition.

Other risks relating to our business

We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect our results of operations and financial condition.

Market risk refers to the probability of variations in income or in the market value of assets and liabilities due to changes in markets, including variations in market rates of interest and foreign currency exchange rates. Changes in interest rates affect the following areas, among others, of our banks’ businesses: net interest income; the volume of loans originated; market value of securities holdings; asset quality; and gains from sales of loans and securities. We do not manage market risk on a groupwide basis and are not subject to regulation or supervision of market risk on a groupwide basis.

Changes in short-term interest rates may affect interest margins quickly and, therefore, net interest income, which comprises the majority of our revenue. Increases in interest rates may reduce the volume of loans originated by our banking subsidiaries. Sustained high interest rates may discourage customers from borrowing and may result in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may reduce the value of our assets, including the financial assets of our banks, the assets managed by Porvenir and the investments of Corficolombiana. Our banking subsidiaries hold a substantial portfolio of loans and debt securities that have both fixed and floating interest rates. In addition, we may incur costs (which, in turn, will impact our results of operations) if our banking subsidiaries implement strategies to reduce future interest rate exposure. Increases in interest rates may reduce gains or require our banking subsidiaries to record losses on sales of their loans or securities.

High interest rates have historically been common in many countries in Latin America. Following our acquisition of BAC Credomatic, we have even greater regional exposure to fluctuations in interest rates. To the extent there are significant increases of such rates in any of the countries in which BAC Credomatic operates, our operating margins may be adversely affected and our results of operations may experience significant adverse consequences following the acquisition.

We face exposure to fluctuations in foreign currency exchange, particularly in light of the fact that the currencies in countries where we and BAC Credomatic operate have historically experienced significant devaluations. The types of instruments exposed to foreign exchange rate risk include, for example, investments in foreign subsidiaries, foreign currency-denominated loans and securities, foreign currency-denominated debt and various foreign exchange derivative instruments whose values fluctuate with changes in the level or volatility of currency exchange rates or foreign interest rates.

We may be adversely affected by fluctuations between the value of the Colombian peso or other local currencies in which we operate and the U.S. dollar as a result of U.S. dollar-denominated debt incurred to finance the BAC Credomatic acquisition.

We financed our recent acquisition of BAC Credomatic, in part, through the incurrence of approximately U.S.$1.3 billion of U.S. dollar-denominated debt. Because the substantial majority of our revenue is in Colombian pesos, we will be exposed to fluctuations in the exchange rate between the Colombian peso and the U.S. dollar and the uncertainty of the amount of Colombian pesos that will be required to service the principal and interest payments on this debt. Fluctuations in the peso/dollar exchange rate may affect the value of this debt on our balance sheet and cause us to recognize gains or losses on our income statement. While we expect to hedge this indebtedness as described in “Item 4. Information on the Company—B. Business overview—BAC Credomatic acquisition—Foreign exchange rate risk related to BAC Credomatic acquisition,” any substantial increase in the U.S. dollar relative to the Colombian peso could affect our results of operations and our ability to meet our future payment obligations on this debt.

A substantial portion of BAC Credomatic’s earnings, assets and liabilities are in Costa Rican colones, Guatemalan quetzals, Honduran lempiras, Nicaraguan cordobas, Panamanian balboas and U.S. dollars. As a result we are subject to risks relating to foreign currency exchange rate fluctuations between these currencies and Colombian pesos.

We are subject to trading risks with respect to our trading activities.

Our banks, Corficolombiana and Porvenir engage in proprietary trading, and we derive a portion of our profits from such trading activities. As a result, any reduction in trading income could adversely affect our results of operations and financial condition. Our trading income is volatile and dependent on numerous factors beyond our control, including, among others, market trading activity, interest rates, exchange rates and general market volatility. A significant decline in our trading income, or large trading losses, could adversely affect our results of operations and financial condition.

Declines in the market price for securities could result in us recording impairment losses as well as increased unrealized losses on other securities. Losses in the Colombian equity markets could result in further losses from impairment or sale of these securities. Any significant increases in exposure to any of these non-traditional risks, or a significant increase in credit risk or bankruptcy of any of the counterparties, could materially and adversely affect our results of operations and financial condition.

Colombian law imposes limitations on interest rates, and future additional restrictions on interest rates or banking fees could negatively affect our profitability.

The Colombian Commercial Code limits the amount of interest that may be charged in commercial transactions, including transactions of our banking subsidiaries. In the future, regulations in Colombia could impose increased limitations regarding interest rates or fees. A new law enacted in late December 2010 authorizes the Colombian National Government to impose or place limits on tariffs and fees charged by banks and other financial institutions where the government has determined that there is insufficient competition in a relevant market. Additionally, the law requires the Superintendency of Finance to implement a monitoring scheme of the tariffs and fees charged by the financial institutions in their relevant markets and to report the results of this evaluation semiannually to the Colombian National Government. In addition, the Colombian Congress is currently discussing a bill aimed at regulating fees charged by financial institutions to customers using automated services such as automatic teller machines, phones and the internet. A significant portion of our banks’ revenues and operating cash flow is generated by credit services and any such increased limitations would materially and adversely affect our results of operations and financial condition.

We face uncertainty regarding new consumer protection laws.

Law 1328 of 2009, also referred to as the “financial reform law,” creates a new customer protection regime with respect to financial institutions. The financial reform law provides a bill of rights for consumers of financial services and products, including the right to receive clear, complete and reliable information about the services and products offered by financial institutions. The law also contains specific new obligations for financial institutions, including a duty to maintain a financial ombudsman in charge of consumer protection, a duty to create a financial consumer attention center pursuant to terms set by the Superintendency of Finance, an obligation to provide services and products under the same conditions offered to the general public, and a prohibition on the inclusion of predatory or abusive clauses in contracts with consumers. Because the financial reform law has only recently been enacted, there is limited guidance on how it will be interpreted. Any violation of this law by us could result in monetary or administrative sanctions or restrictions on our operations.

Our businesses may face constitutional actions, class actions and other legal actions involving claims for significant monetary awards against financial institutions, which may affect our businesses.

Under the Colombian Constitution, individuals may initiate constitutional actions (acciones populares), or class actions, to protect their collective or class rights, respectively. Colombian financial institutions, including our banking subsidiaries, have been, and continue to be, subject to these actions with regard to fees, financial services, mortgage lending and interest rates, the outcomes of which are uncertain. In addition the number of such actions could increase in the future and could significantly affect our businesses.

Acquisitions and strategic partnerships may not perform in accordance with expectations, may fail to receive required regulatory approvals or may disrupt our operations and adversely affect our profitability.

A component of our strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we have acquired interests in various financial institutions in recent years. We will continue to consider strategic acquisitions and alliances from time to time, in and outside of Colombia, in addition to our acquisition of BAC Credomatic. Strategic acquisitions and alliances could expose us to risks with which we have limited or no experience, such as in the case of any significant acquisition outside of Colombia. In addition, potential acquisitions in Colombia and elsewhere may be subject to regulatory approval. We may be unsuccessful in obtaining any such approval—particularly in view of our significant market share in the Colombian banking industry.

We must necessarily base any assessment of potential acquisitions and alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions and alliances, as well as other investments, may not produce anticipated synergies or perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability.

We may not be able to manage our growth successfully.

We have been expanding the scope of our operations over the past few years, and we expect that this expansion will continue. As we continue to grow, we must improve our operational, technical and managerial knowledge and compliance systems in order to effectively manage our operations across the expanded group. Failure to integrate, monitor and manage expanded operations could have a material and adverse effect on our reputation and financial results. Our future growth will also depend on our access to internal and external financing sources. We may be unable to access such financing on commercially acceptable terms or at all.

We are subject to operational risks.

Our business depends on the ability of our banking subsidiaries to process large numbers of transactions efficiently and accurately. Operational risks and losses can result from fraud, employee error, failure to properly document transactions or to obtain proper internal authorization, failure to comply with regulatory requirements, breaches of conduct of business rules, equipment failures, natural disasters or the failure of external systems, among others. Our currently adopted procedures may not be effective in controlling each of the operational risks faced by our banking subsidiaries.

Failure of our information systems could materially and adversely affect the effectiveness of our risk management and internal control processes as well as our results of operations and financial condition.

Our subsidiaries are highly dependent on the ability to collect and process, on a timely basis, a large amount of financial and other information, and services and products, at a time when transaction processes have become more complex with increasing volumes. A partial or complete failure of any of these systems could materially and adversely affect their decision-making process, risk management and internal control systems as well as our ability to respond on a timely basis to changing market conditions.

In addition, our subsidiaries’ ability to remain competitive will depend in part on their ability to upgrade information technology infrastructure on a timely and cost-effective basis. Our subsidiaries must continually make significant investments and improvements in their information technology infrastructure in order to ensure the proper functioning of financial control, accounting and other data collection and processing systems and to remain competitive. In particular, as our banking subsidiaries continue to open new branches, they need to improve their information technology infrastructure, including maintaining and upgrading their software and hardware systems and their back-office operations.

Any failure to effectively improve or upgrade our subsidiaries’ information technology infrastructure and management information systems in a timely manner could materially and adversely affect their results of operations and financial condition.

Our subsidiaries also rely on information systems to operate their websites, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. Our subsidiaries may experience operational problems with their information systems as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of our subsidiaries’ systems could cause information, including data related to customer requests, to be lost or to be delivered to our customers with delays or errors, which could reduce demand for their services and products and could materially and adversely affect our results of operations and financial condition.

Our policies and procedures may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to fines and other liabilities.

We and our banking subsidiaries are required to comply with applicable anti-money laundering, anti-terrorism laws and other regulations. These laws and regulations require us, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious or large transactions to the applicable regulatory authorities. While we and our banking subsidiaries have adopted policies and procedures aimed at detecting and preventing the use of banking networks for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures have in some cases only been recently adopted and may not completely eliminate instances where they may be used by other parties to engage in money laundering and other illegal or improper activities. To the extent that we or our banks fail to fully comply with applicable laws and regulations, the relevant government authorities to which they report have the power and authority to impose fines and other penalties. In addition, our businesses and reputation could suffer if customers use our banking subsidiaries for money laundering or illegal or improper purposes.

Competition and consolidation in the Colombian banking and financial industry could adversely affect our market position.

We operate in a competitive market. Since the 1990s, when the Colombian financial system was deregulated, there has been an ongoing process of consolidation that has included foreign bank participants entering the market. We expect that consolidation to lead to the creation of larger local financial institutions, including additional foreign banks, presenting the risk that we could lose a portion of our market share in the industry, affecting our results of operations.

Our ability to maintain our competitive position depends mainly on our banks’ ability to anticipate and fulfill the needs of new and current customers through the development of innovative services and products, and our ability to offer adequate services and strengthen our customer base through cross-selling. Our businesses will be adversely affected if we are unable to retain current customers and attract new ones. In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of these opportunities is undermined by competitive pressures.

We depend on our senior management, and the loss of their services would have a material adverse effect on our business.

We are highly dependent on our founder and chairman, Mr. Sarmiento Angulo, our president, Mr. Sarmiento Gutiérrez, and members of our senior management teams at both the group and subsidiary levels, all of whom possess considerable experience and expertise and have strong relationships with customers and participants of the Colombian business community. The presidents of our four banks have an average tenure of 25 years with these banks. Accordingly, our success will depend on the continued service of these senior officers, who are not obligated to remain employed with us and some of whom are approaching retirement age. The loss of the services of any of these senior officers could have an adverse effect on our business.

Our reputation is closely tied to that of our founder and chairman, Mr. Sarmiento Angulo, and that of our subsidiaries.

Our success has been attributable, in part, to the high esteem in which Mr. Sarmiento Angulo and our subsidiaries are held in Colombia. Reputation plays an integral role in our business operations, which are based on customer confidence and trust. If the public image or reputation of Mr. Sarmiento Angulo, Grupo Aval or any of our subsidiaries is damaged as a result of adverse publicity or otherwise, business relationships with customers of the entire group may deteriorate, which would adversely affect our results of operations and financial condition. Any perceived or real difficulties experienced by any one of our subsidiaries would harm the reputation of Grupo Aval as a whole, which would also have an adverse effect on our results of operations and financial condition.

We are controlled by Mr. Sarmiento Angulo, whose interests could differ from the interests of preferred shareholders.

Mr. Sarmiento Angulo beneficially owns 92.5% of our common shares and, accordingly, controls our group. See “Item 7. Major shareholders and related party transactions—A. Major shareholders.” The preferred shares do not have any voting rights and thus will not affect such control of our group. Mr. Sarmiento Angulo will continue to have the right to control decisions, regardless of how our minority shareholders may vote on these issues and regardless of the interests of such shareholders, including preferred shareholders. In addition, Mr. Sarmiento Angulo beneficially owns interests in certain of our subsidiaries through entities other than Grupo Aval: 7.5% of Banco de Bogotá, 13.1% of Banco de Occidente, and 15.3% of Banco AV Villas; and 63.5% of Banco Popular. We control Banco Popular through a shareholders’ agreement with an entity beneficially owned by Mr. Sarmiento Angulo.

Circumstances may occur in which our controlling shareholder may have an interest in pursuing transactions that, in his judgment, enhance the value of Grupo Aval, even if preferred shareholders disagree. For example, due to his control, Mr. Sarmiento Angulo has, and will have, the power to:

•	elect a majority of our directors and appoint our executive officers, set our management policies and exercise overall control over our company and subsidiaries;

•	agree to sell or otherwise transfer his controlling stake in our company; and

•
determine the outcome of substantially all actions requiring shareholder approval, including transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

In addition, the concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for the preferred shares as part of a sale of our company and might ultimately affect the market price of the preferred shares.

We plan to engage in additional transactions with our controlling shareholder, including repaying debt, and acquiring outstanding shares and securities in our banking subsidiaries from our controlling shareholder.

We engage in business and financial transactions with our controlling shareholder and other shareholders that may create conflicts of interest between our company and these shareholders. For example, we plan to (1) repay loans owed to companies beneficially owned by Mr. Sarmiento Angulo; (2) acquire from Adminegocios & Cia. S.C.A., an entity controlled by Mr. Sarmiento Angulo and a direct shareholder of Grupo Aval, mandatorily convertible bonds (convertible into shares of Banco de Bogotá); and (3) acquire from entities controlled by Mr. Sarmiento shares in Banco de Bogotá, Banco de Occidente and Banco AV Villas, that are not owned by us, as described under “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions.” While we believe that these transactions will be carried out on an arm’s-length basis, commercial and financial transactions between us and our controlling shareholder could create the potential for, or could result in, conflicts of interests between us and our controlling shareholder. To the extent that the price we pay for any assets acquired from our controlling shareholder exceeds the market value of such assets or is not as productive a use of our cash as other uses, your investment in Grupo Aval could be adversely affected.

Risks relating to our recent acquisition of BAC Credomatic

We may be unsuccessful in addressing the challenges and risks presented by our operations in countries outside Colombia.

As a result of  our acquisition of BAC Credomatic on December 9, 2010, we now conduct banking businesses outside our historical home market of Colombia. BAC Credomatic’s operations may involve risks to which we have not previously been exposed. Some of BAC Credomatic’s operations are in countries that may present different or greater risks, including from competition, than Colombia. BAC Credomatic has, in particular, a significant consumer finance business, including credit card operations, in the Central American countries in which it operates. At June 30, 2010, BAC Credomatic’s consumer loan portfolio totaled U.S.$2.2 billion (including mortgages, vehicles and other personal loans), which represented 44.2% of BAC Credomatic’s total loan portfolio, and U.S.$1.2 billion in credit card loans, which represented 24.5% of BAC Credomatic’s total loan portfolio.

We have limited experience conducting credit card and consumer finance businesses in countries outside Colombia. Accordingly, we may not be successful in managing credit card and consumer finance operations outside of our traditional domestic market. We may face delays in payments by customers and higher delinquency rates in these countries, which could necessitate higher provisions for loan losses and, consequently, have a negative effect on our financial performance.

In addition, we may not be able to realize all the anticipated benefits from the recent acquisition of BAC Credomatic. Achieving such benefits will depend, to a large extent, on our ability to run a business outside Colombia. Any failure to do so could adversely affect our margins and adversely affect our results of operations and financial condition.

Political and social developments in Central America could have a material adverse effect on our results of operations and financial condition.

BAC Credomatic’s results of operations and financial condition are dependent on economic, political and social conditions in the countries where BAC Credomatic operates, mainly in Central America. The political, economic and social environments in the countries in which BAC Credomatic conducts its business are affected by many different factors, including significant governmental influence over local economies, substantial fluctuations in economic growth, high levels of inflation, exchange rate movements, exchange controls or restrictions on expatriation of earnings, high domestic interest rates, drug trafficking and other forms of organized crime, wage and price controls, changes in tax policies, imposition of trade barriers, and unexpected changes in regulation. BAC Credomatic’s results of operations and financial condition could be affected by changes in economic and other policies of each country’s government, which have exercised and continue to exercise substantial influence over many aspects of the private sector, and by other social and political developments in each such country. During the past several decades, El Salvador, Guatemala, Honduras, Nicaragua and Panama have experienced civil strife and political instability that has included a succession of regimes with differing economic policies and programs. Previous governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors.

Adverse economic, political and social developments in Central America may inhibit demand for banking services and create uncertainty regarding our operating environment, which could have a material adverse effect on BAC Credomatic and, consequently, our company. In addition, changes in political administrations may result in changes in governmental policy, which could affect BAC Credomatic or our business.

We depend on BAC Credomatic’s current senior management, and the loss of their services would have a material adverse effect on BAC Credomatic’s business.

We intend to retain the current senior management of BAC Credomatic, who have worked an average of 15 years at BAC Credomatic, and most of whom pre-date GE Capital’s 2005 investment in BAC Credomatic. The loss of services of any of these senior officers could have an adverse effect on BAC Credomatic’s business.

Changes in credit card regulations may adversely affect BAC Credomatic’s business.

BAC Credomatic’s credit card accounts represented 26.6% of total credit card accounts in Central America at December 31, 2009 and 29.7% of total credit card accounts in Central America at December 31, 2008 (calculated based on BAC Credomatic data and information published by Euromonitor International for December 31 2009 and 2008, respectively). Because the credit card business is an important business segment for BAC Credomatic, representing 24.5% of its total loan portfolio at June 30, 2010, the adoption of new laws and regulations or the revision of the current regulatory regime for credit cards in any of the jurisdictions in which BAC Credomatic operates may have an adverse impact on BAC Credomatic’s results of operations and financial condition.

BAC Credomatic is subject to significant compliance risks in connection with a multi-jurisdictional regulatory regime.

BAC Credomatic’s businesses are subject to regulation under Bahamian, Costa Rican, Guatemalan, Grand Cayman, Honduran, Mexican, Nicaraguan, Panamanian, Salvadoran and U.S. federal, state and other foreign laws, regulations and policies. BAC Credomatic thus is subject to a multi-jurisdictional regulatory regime, with which we have had little or no experience, and, accordingly, following the recent acquisition of BAC Credomatic, we are subject to increased compliance risks. In addition, any changes to the regulatory regime of one of the Central American countries may lead to corresponding changes to the regulatory regime of other countries in the region. BAC Credomatic’s businesses are regularly reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages.

Consequences of consolidated supervision due to regulatory asymmetries.

Regulation of financial institutions varies across the different jurisdictions in which BAC Credomatic operates. These differences are particularly pronounced in the assessment of credit risk and investments. These asymmetries may affect the expected results of operations of BAC Credomatic in each jurisdiction, and as a consequence could adversely affect BAC Credomatic’s consolidated results of operations.

Risks relating to our preferred shares

Exchange rate volatility may adversely affect the Colombian economy.

Pursuant to Colombian law, the Central Bank maintains the power to intervene in the exchange market in order to consolidate or dispose of international reserves, as well as to control any volatility in the exchange rate, acting through a variety of mechanisms, including discretionary ones. During recent years, the Central Bank has employed a floating exchange rate system with periodic interventions. From time to time, there have been significant fluctuations in the exchange rate between the Colombian peso and the U.S. dollar. For example, the peso appreciated 1.99% against the U.S. dollar in 2006 and 10.01% in 2007, depreciated 11.36% against the U.S. dollar in 2008 and appreciated 8.9% against the U.S. dollar in 2009. Unforeseen events in international markets, fluctuations in interest rates, changes in capital flows, political developments or inflation rates may cause exchange rate instability that could, in turn, depress the value of the Colombian peso, thereby decreasing the U.S. dollar value of the dividends paid.

Restrictions on purchasing our preferred shares may affect the market liquidity of our preferred shares.

Under Colombian securities regulations, any transaction involving the sale of publicly traded shares of any Colombian company, including any sale of our preferred shares for the equivalent of 66,000 Unidades de Valor Real, or UVRs, (approximately U.S.$6,600), or more, must be effected through the Colombian Stock Exchange. UVR is a Colombian inflation-adjusted monetary index calculated by the board of directors of the Central Bank and generally used for pricing home-mortgage loans (one UVR = Ps 190.98 (U.S.$0.11) at September 30, 2010). Any transfer of preferred shares may be required to be sold through the Colombian Stock Exchange, which could limit their liquidity or affect their market price.

The relative illiquidity of the Colombian securities markets may impair the ability of preferred shareholders to sell preferred shares.

Our preferred shares have been listed since February 1, 2011 on the Colombian Stock Exchange, which is relatively small and illiquid compared to securities exchanges in major financial centers. In addition, a small number of issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Stock Exchange. A liquid trading market for the preferred shares might not develop on the Colombian Stock Exchange. A limited trading market could impair the ability of a holder of preferred shares on the Colombian Stock Exchange in the amount and at the price and time desired by such holder, and could increase the volatility of the market price of our preferred shares.

An active market for our preferred shares may not develop.

Although our preferred shares were listed on the Colombian Stock Exchange on February 1, 2011, an active public market for the preferred shares may not develop or be maintained. The market price of the preferred shares could be subject to significant fluctuations due to various factors, including actual or anticipated fluctuations in our financial performance, economic downturns, political events in Colombia or other jurisdictions in which we operate, developments affecting the banking industry, changes in financial estimates by securities analysts or our failure to meet expectations of analysts or investors.

Holders of our preferred shares have limited rights and may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a company.

Holders of preferred shares will not be direct shareholders of our company and will be unable to enforce the rights of shareholders under our by-laws and Colombian law.

Under Colombian law, our preferred shareholders may have fewer rights than shareholders of a corporation incorporated in the United States. A holder of our preferred shares under Colombian law to protect its interests relative to actions by our board of directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions.

The Colombian securities markets are not so highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Colombia than in the United States and certain other countries, which may put holders of our preferred shares at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Grupo Aval’s by-laws contain an arbitration clause that provides for the exclusive jurisdiction of an arbitral tribunal to be seated at the Bogotá Chamber of Commerce. The arbitration provision provides that any conflict arising among shareholders, or between shareholders and Grupo Aval in connection with the by-laws must be resolved by an arbitral tribunal.

In addition, holders of our preferred shares are not entitled to vote for the election of directors or to influence our management policies. Under our by-laws and Colombian law, holders of preferred shares have no voting rights in respect of preferred shares, other than in limited circumstances.

Our ability to pay dividends on our preferred shares may be limited by Colombian law and because we are a holding company dependent on dividends from subsidiaries.

Under Colombian law, a company may only distribute dividends to the extent such distribution is fully supported by accurate financial statements demonstrating the financial condition of the company. Any dividends distributed in violation of this norm may not be reclaimed from shareholders who received such payments in good faith, and any subsequent distribution of profits may be suspended. In addition, dividends may not be distributed until losses from previous fiscal years have been absorbed.

Our ability to pay dividends on the preferred shares will be contingent upon the financial condition of our subsidiaries. In addition, we conduct substantially all of our operations through subsidiaries and are dependent upon dividends from our subsidiaries to meet our obligations.

Our status as a foreign private issuer allows us to follow local corporate governance practices which may limit the protections afforded to investors.

We currently follow Colombian practices concerning corporate governance and intend to continue to do so. Accordingly, you will not have the same protections afforded to shareholders of U.S. public or of foreign private issuers subject to corporate governance requirements of stock exchanges located in the United States.

Preemptive rights may not be available to holders of U.S. holders of preferred shares.

Colombian law and our by-laws require that, whenever we issue new common shares, we must offer to the holders of common shares the right to subscribe a number of shares of such class sufficient to maintain their existing percentage ownership of our aggregate share capital. On the other hand, holders of preferred shares are entitled to preemptive rights only when so declared at a common shareholders’ meeting. Also, U.S. holders of preferred shares may not be able to exercise their preemptive rights unless a registration statement under the Securities Act is effective with respect to such rights and shares or an exemption from the registration requirement thereunder is available. We may decide not to file a registration statement in many cases.

Banking regulations, accounting standards and corporate disclosure applicable to us differ from those in the United States and other countries.

Colombian banking regulations may differ in material respects from regulations applicable to banks in other countries, including those in the United States. For example, in Colombia, Grupo Aval is not subject to regulation applicable to financial institutions, although its banking subsidiaries, Corficolombiana and Porvenir are subject to such regulations. In addition, capital adequacy requirements for banks under Colombian regulations differ from those under U.S. regulations and may differ from those of other countries.

Although we are required to prepare our financial statements in accordance with Colombian GAAP,  we also prepare our audited consolidated financial statements in accordance with Colombian Banking GAAP, which differs in significant respects from U.S. GAAP and International Financial Reporting Standards, or IFRS. As a result, the financial statements of Colombian companies, such as ours, may differ from those of companies in other countries. Some of the main differences affecting earnings and shareholders’ equity include the accounting treatment for restructuring, loan origination fees and costs, deferred income taxes and business combinations. Moreover, under Colombian Banking GAAP, allowances for non-performing loans are computed by establishing the inherent risk in each non-performing loan, using criteria established by the Superintendency of Finance that differ from criteria used, for example, under U.S. GAAP. See “Presentation of financial and other information.”

Although the Colombian government has undertaken a review of accounting, audit and information disclosure regulations and the Colombian Congress passed Law 1314 of 2009, purporting to provide for convergence with IFRS, current regulations continue to differ in certain respects from those in other countries, and any changes in those regulations would only become effective in 2012. There may be less publicly available information about us than is regularly published by or about U.S. issuers or issuers in other countries.

We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of our 2011 fiscal year. We have not yet completed our evaluation as to whether our current internal control over financial reporting is broadly compliant with Section 404. We may not be compliant and may not be able to meet the Section 404 requirements in a timely manner. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. We also may need to hire additional qualified personnel in order for us to be compliant with Section 404. In addition, we may incur additional operating expenses and auditor fees in relation to BAC Credomatic’s internal controls and information systems as a result of the recent acquisition. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our operations, financial reporting or financial results and could result in our conclusion that our internal control over financial reporting is not effective.

Judgments of Colombian courts with respect to our common and preferred shares will be payable only in pesos.

If proceedings are brought in the courts of Colombia seeking to enforce the rights of holders of the preferred shares, we will not be required to discharge our obligations in a currency other than pesos. Under Colombian laws, an obligation in Colombia to pay amounts denominated in a currency other than pesos may only be satisfied in Colombian currency at the exchange rate, as determined by the Central Bank and published by the Superintendency of Finance, also known as Tasa Representativa del Mercado, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Colombian investors with full compensation for any claim arising out of or related to our obligations under the preferred shares.

U.S. investors in our preferred shares may find it difficult or impossible to enforce service of process and enforcement of judgments against us and our officers and directors.

We are incorporated under the laws of Colombia, and all of our subsidiaries are incorporated in jurisdictions outside the United States. In addition, our executive offices are located outside of the United States. All of our directors and officers reside outside of the United States, and all or a substantial portion of our assets and the assets of most of our officers and directors are, and will most likely continue to be, located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve legal process within the United States upon us or any of these persons or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or our subsidiaries’ assets are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

There is also substantial doubt that the courts of Colombia would enter judgment in original actions brought in those courts predicated on U.S. federal or state securities laws. We have been advised by our Colombian counsel that there is no legal basis for original actions to be brought against us or our directors and executive officers in a Colombian court predicated solely upon the provisions of the U.S. securities laws. In addition, certain remedies available under provisions of the U.S. securities laws may not be admitted or enforced by Colombian courts.

Grupo Aval’s by-laws contain an arbitration clause that provides for the exclusive jurisdiction of an arbitral tribunal to be seated at the Bogotá Chamber of Commerce. The arbitration provision provides that any conflict arising among shareholders, or between shareholders and Grupo Aval in connection with the by-laws must be resolved by an arbitral tribunal.

See “Item 4. Information on the Company—B. Business overview—Service of process and enforcement of judgments.”

ITEM 4.  INFORMATION ON THE COMPANY

A.           History and development of the company

Our company

Grupo Aval is Colombia’s largest and most profitable banking group. We are Colombia’s largest banking group based on total assets, and the most profitable based on return on average shareholders’ equity, or ROAE, in each case at and for the nine-month period ended September 30, 2010 and at and for the years ended December 31, 2009 and 2008. Grupo Aval provides a comprehensive range of financial services and products across the Colombian market, ranging from traditional banking services, such as loans and deposits, to pension and severance fund management.

Grupo Aval currently consists of four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), as well as the largest pension and severance fund manager in Colombia (Porvenir) and the largest merchant bank in Colombia (Corficolombiana), each of which we control and consolidate into our results. Following our acquisition of BAC Credomatic on December 9, 2010, Grupo Aval became one of the leading banking groups in the Central American market.

We have the largest banking network in Colombia, with 1,185 branches and 2,368 automated teller machines, or ATMs, at June 30, 2010. Customers of any of our banks may access Grupo Aval’s other bank branches to carry out basic banking transactions throughout our Red de Grupo Aval (Grupo Aval network).

Under our multi-brand strategy, each of our banks focuses on particular types of customers, geographic regions and products. Our banks are encouraged to compete among themselves and with other market participants, while remaining subject to group-level oversight and direction. We believe that this strategy has contributed to our strong financial performance and allowed us to provide an integrated service network to our customers. Underlying Grupo Aval’s competitive strengths are group-level policies focused on comprehensive risk management, convergence of technologies and cost controls that we believe promote best practices, realization of synergies and efficiency across our subsidiaries.

The following table shows market shares of our banking subsidiaries and principal competitors at the dates indicated.

	Grupo Aval entities					Bancolombia	Davivienda	BBVA Colombia
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)
	(in percentages)
	At September 30, 2010
Deposits	14.7	7.0	5.9	3.4	31.0	19.7	11.9	8.7
Gross loans and financial leases	13.9	7.5	5.3	3.1	29.7	21.1	13.3	9.2
Assets	14.0	7.5	5.5	3.0	30.1	20.2	12.0	9.1

	At June 30, 2010 (2)

Branches	13.7	3.8	3.9	5.2	26.6	16.2	12.0	7.7
ATMs	9.9	1.7	7.7	5.2	24.5	26.1	14.5	8.3
_____________
Source: Company calculations based on Superintendency of Finance data, except for figures relating to branches and ATMs, which are derived from company data.

(1)   Reflects aggregated unconsolidated amounts of our banking subsidiaries.

(2)	Branch and ATM data relating to our competitors at September 30, 2010 is not available as of the date of this registration statement.

The following table shows selected consolidated ratios for our banking subsidiaries, Grupo Aval and our principal competitors for the periods indicated.

	For the nine-month period ended September 30, 2010 (1)
	Grupo Aval entities				Grupo Aval consolidated	Bancolombia
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas
	(in percentages)
Return on average assets (ROAA) (2)	3.2	2.3	3.2	2.2	2.5	2.1
Return on average shareholders’ equity (ROAE) (3)	21.6	18.2	25.4	18.1	21.8	18.4
Efficiency ratio (4)	41.8	42.6	48.5	55.0	46.4	51.3

	For the six-month period ended June 30, 2010
	Grupo Aval entities				Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia (5)
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas
	(in percentages)
Return on average assets (ROAA) (2)	3.3	2.0	3.3	2.1	2.5	2.0	2.2	—
Return on average shareholders’ equity (ROAE) (3)	22.1	16.6	26.8	17.3	22.5	17.9	20.3	—
Efficiency ratio (4)	41.7	42.9	49.2	56.1	46.3	51.2	53.1	—

	For the year ended December 31, 2009
	Grupo Aval entities				Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas
	(in percentages)
Return on average assets (ROAA) (2)	4.4	2.5	2.9	2.0	3.2	2.1	1.9	1.9
Return on average shareholders’ equity (ROAE) (3)	31.1	22.8	26.5	15.8	29.2	19.1	18.6	19.9
Efficiency ratio (4)	39.0	39.8	46.7	50.3	42.9	46.4	49.8	54.8
_____________
Source: Company calculations based on each entity’s consolidated financial statements for the periods indicated.

(1)	Financial information is not publicly available as of the date of this registration statement for our principal competitors, other than Bancolombia, for the nine-month period ended September 30, 2010.

(2)	For methodology used to present ROAA, note 2 to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(3)	For methodology used to present ROAE, see note 3 note to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(4)
Efficiency ratio is calculated as operating expenses less depreciation and goodwill amortization, divided by the sum of total operating income and total net provisions. See “—B. Business overview—Non-GAAP measures reconciliation.”

(5)	Financial information is not publicly available as of the date of this registration statement for BBVA Colombia for the six-month period ended June 30, 2010.

Capitalization ratios

The following table presents consolidated capitalization ratios for our banking subsidiaries, Grupo Aval and our principal competitors at the dates indicated.

	At September 30, 2010
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated	Bancolombia	Davivienda (2)	BBVA Colombia (2)
	(in percentages)
Tangible equity ratio (3)	13.1	13.8	13.0	11.9	13.1	9.7	10.8	—	—
Tier 1 ratio (4)	11.9	8.2	8.3	11.3	10.6	—	10.6	—	—
Solvency ratio (5)	14.1	10.4	12.9	13.5	13.1	—	15.2	—	—

	At June 30, 2010
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia (2)
	(in percentages)
Tangible equity ratio (3)	13.4	12.7	12.8	12.0	13.0	9.9	10.4	6.3	—
Tier 1 ratio (4)	12.4	7.7	8.8	10.6	10.7	—	10.7	8.8	—
Solvency ratio (5)	14.6	10.2	12.9	12.6	13.2	—	13.4	12.8	—

	At December 31, 2009
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
	(in percentages)
Tangible equity ratio (3)	14.0	11.5	12.3	12.2	12.9	10.1	10.3	5.5	8.4
Tier 1 ratio (4)	14.0	7.5	8.4	10.7	11.3	—	10.4	8.4	10.0
Solvency ratio (5)	16.4	10.2	12.9	12.6	14.1	—	13.2	12.4	12.4
_____________
Source: Company calculations based on each entity’s respective financial statements for the period indicated.

(1)	Reflects the summation of calculated amounts for each line item for each of our banking subsidiaries.

(2)	Financial information is not publicly available as of the date of this registration statement for BBVA Colombia at June 30, 2010 and September 30, 2010.

(3)
Tangible equity ratio is calculated as total shareholders’ equity plus minority interest minus goodwill, divided by total assets minus goodwill. See “—B. Business overview—Non-GAAP measures reconciliation.

(4)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets.

(5)
Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “—B. Business overview—Industry—Supervision and regulation—Capital adequacy requirements.”

Tangible solvency ratio differs from solvency ratio. Tangible solvency ratio is calculated as technical capital minus goodwill, divided by risk-weighted assets minus goodwill. The tangible solvency ratios for the following entities at September 30, 2010 were: Banco de Bogotá 12.8%, Banco de Occidente 10.3%, Banco Popular 12.9%, Banco AV Villas 13.5%, Grupo Aval (aggregate) 12.3% and Bancolombia 14.1%.

The tangible solvency ratios for the following entities at June 30, 2010 were: Banco de Bogotá 13.3%, Banco de Occidente 10.1%, Banco Popular 12.9%, Banco AV Villas 12.6%, Grupo Aval (aggregate) 12.5%, Bancolombia 12.2% and Davivienda 7.7%.

The tangible solvency ratios for the following entities at December 31, 2009 were: Banco de Bogotá 14.8%, Banco de Occidente 10.1%, Banco Popular 12.9%, Banco AV Villas 12.6%, Grupo Aval (aggregate) 13.2%, Bancolombia 11.9%, Davivienda 6.6% and BBVA Colombia 9.6%.

Our business strengths

We believe that we have achieved our leading position in the Colombian banking industry through the following competitive strengths.

Our multi-brand business model

Our differentiated multi-brand business model builds on the individual strengths of our banks and the marketwide recognition of their brands. Each of our banks has developed a focus on particular and, to a degree, overlapping market sectors, geographic regions, and services and products. We believe this specialization has contributed to the individual success of our banks and the diversity of Grupo Aval as a whole. Our banking subsidiaries operate as four independent banks that are encouraged to compete among themselves and with other market participants, while operating within central guidelines established by us in the areas of internal control, credit risk management, brand management, strategic planning, general procurement and information technology. These guidelines, together with group support services, are designed to allow each bank to achieve economies of scale and benefit from cross-bank synergies and groupwide best practices without affecting individual competition and the decision-making abilities of each bank’s management. We may, in the future, consider merging one or more of our subsidiaries in our group if meaningful improvements in efficiencies, revenue or other benefits could be achieved. We plan to continue executing our multi-brand business model by maintaining the BAC Credomatic brand and integrating BAC Credomatic into our operations.

Largest player in most banking sectors in Colombia

We are the largest player in most sectors of the Colombian banking market, with market-leading shares of 32.5% of commercial loans and 30.9% of consumer loans, at September 30, 2010. We also have the largest market share of deposits at 31.0% at September 30, 2010. Our Red de Grupo Aval is the largest ATM and banking network in the country and has been a key element of our competitive positioning in the Colombian market. At June 30, 2010 our ATM and banking network had market shares of 24.5% and 26.6% of ATMs and branches, respectively. ATM and branch data relating to our competitors at September 30, 2010 is not available as of the date of this registration statement.

Strong track record of financial performance

We believe that our leading position in the Colombian market, cross-bank synergies, economies of scale, low-cost funding and operating efficiencies have assisted us in achieving higher and more stable profits compared to our competitors on an aggregate basis. Our average ROAE of 26.8% and average ROAA of 2.6% for the 2007 to 2009 period, and our ROAE of 21.8% and ROAA of 2.5% for the nine-month period ended September 30, 2010, have been the highest among our competitors in the Colombian market, and our consolidated net interest margin (net interest income divided by total average interest-earning assets) has been in the range of 6.9% to 8.9% for the period from 2007 to September 30, 2010. We believe that our ROAA and ROAE outperform those of our competitors mainly due to better yields on loans (from our diversified loan portfolio), significant yields from our investment portfolio, lower net provisions (due to a lower ratio of charge-offs to total loans) and better efficiency margins. Our total assets have grown at a CAGR of 14.4% from 2007 to September 30, 2010. During the same period, our total deposits have grown at a CAGR of 11.9%.

Diversified sources of funding

We have diverse sources of funding, including deposits and debt securities placed in the Colombian market, which result in a low cost of funding. At September 30, 2010, our market share of deposits was 31.0%, supported by a 36.9% market share in checking accounts and 34.2% in savings accounts. Deposits represented 77.7% of our total funding at that date, compared to 81.2% at December 31, 2007. As a result of our efforts to broaden our funding base, we increased our funding from Ps 45.9 billion (U.S.$22.8 billion) at December 31, 2007 to Ps 59.4 billion (U.S.$29.1 billion) at December 31, 2009 and Ps 65.3 billion (U.S.$36.3 billion) at September 30, 2010. We believe that our funding base supports our initiatives to expand our businesses.

Sound risk management

We have asset quality that is superior to the market average. We have maintained our relative asset quality, as evidenced by our ratio of non-performing loans to total loans of 2.3% at September 30, 2010, and a ratio of charge-offs to average outstanding loans (annualized) of 1.3% at September 30, 2010. In addition, we believe that our reputation as a conservative banking group has allowed us to consistently retain and attract new customers. Each of our banking subsidiaries has a comprehensive risk management system, which we view as fundamental to their long-term stability and viability, and enables them to identify risks and resolve potential problems on a timely basis. In addition, we have established upward loan reporting processes, and Grupo Aval’s risk management staff meets on a weekly basis to discuss the loan portfolio, developments in the industry, risks and opportunities.

Each of our banks and Grupo Aval has strong capital adequacy ratios. The aggregate solvency ratio of our banks on an unconsolidated basis was 12.8% at September 30, 2010, compared to an average solvency ratio of 16.4% for our principal competitors at the same date and to 9.0%, Colombia’s minimum regulatory requirements.

Focus on best practices

Grupo Aval applies groupwide best practices for all of its operating subsidiaries. These practices are designed to encourage a consistent approach with respect to effective risk management, efficient use of capital, cost control, brand management, general procurement, and integration of information technology. We believe that these practices have helped us to achieve economies of scale and synergies to reduce operating and administrative costs. At September 30, 2010, we had a consolidated efficiency ratio of 46.4%, and our banking subsidiaries had efficiency ratios ranging from 41.8% (Banco de Bogotá) to 55.0% (Banco AV Villas).

Experienced management teams

Our qualified and experienced management teams, both at the group and operating subsidiary levels, have played a key role in guiding our growth. Our chairman, Mr. Sarmiento Angulo, has over 50 years of business experience, including 39 years in the banking and related financial services industry, and, our president Mr. Luis Carlos Sarmiento Gutiérrez, has over 15 years of experience in the banking and related financial services industry and 25 years of business experience as a banking executive in Colombia and the United States. The presidents of our four banks have an average tenure of 25 years with these banks. We believe the strength of management at all levels within Grupo Aval has enabled us to become Colombia’s largest and most profitable banking group. Our and each of our operating subsidiaries’ management teams are dedicated to formulating and executing business strategies through a culture of excellence, innovation and cooperation, which has served as our guiding vision throughout the various acquisitions and initiatives undertaken by Grupo Aval.

Our strategy

Our overall objectives are to build upon our competitive strengths to pursue opportunities for growth and to enhance our long-term financial performance. To achieve these objectives, we intend to pursue a strategy with the following principal elements:

Further penetrate the Colombian market

We believe that Colombia offers significant opportunities to expand our business because of the country’s strong economic fundamentals and low penetration rates for banking and other financial services and products, as compared to other countries in the region. For example, domestic credit to the private sector account for 34.2% of GDP in Colombia as compared to 97.7% for Chile, 55.7% for Brazil and 24.8% for Peru in 2008. Colombia’s bank loans-to-GDP ratio was 26.0% at December 31, 2009 and 27.3% at June 30, 2010. See “—B. Business overview—Industry—Colombia—Credit volume.” We anticipate that demand for such services and products will increase across all customer sectors. As Colombia’s leading banking group, and drawing upon our distinctive multi-brand business model, we believe that we are well-positioned to take advantage of this significant growth potential.

Continue capitalizing on synergies and improving efficiencies

We believe that there is additional room to create synergies among our subsidiaries and leverage their combined strength without affecting our multi-brand business model. We intend to continue identifying and working on groupwide projects, mainly in information technology, and we will continue to seek economies of scale by fostering procurement of goods and services for multiple subsidiaries, which we believe have contributed to improvements in our efficiency ratios. As an example, we are in the process of replacing the core banking systems in our subsidiaries to converge to a common platform.

Expand our services offerings and diversify our sources of income

We believe that we offer the most comprehensive range of banking services and products in Colombia, and we continually seek to expand these offerings to meet evolving customer needs and enhance our profitability. For example, we are currently implementing initiatives to increase our non-interest income. Non-interest income, consisting primarily of net fee income, accounted for 22.3% and 22.7% of our consolidated total operating income before net provisions for the year ended December 31, 2009 and the nine-month period ended September 30, 2010, respectively. We believe that we can expand the contribution of non-interest income to our profitability in future periods by, for example, expanding bancassurance (i.e., bank-offered third-party insurance products) through our distribution networks and credit card fee income through an increase in credit card loan volume across all of our banks.

Integrate BAC Credomatic and further penetrate the Central American market

We plan to continue executing our multi-brand business model by maintaining the BAC Credomatic brand and integrating it into our operations. We intend to capitalize on the expansion of the Central American market as we believe the BAC Credomatic acquisition will offer us significant opportunities for growth in financial services in this region. In order to improve operational efficiency and increase market shares in key sectors, we intend to share our groupwide commercial and operational standards and best practices with BAC Credomatic, while capitalizing on its regional expertise, brand recognition, customer base, and services and products, such as credit card issuance and merchant-acquiring businesses.

Pursue other selected acquisitions

We have a proven track record of identifying, acquiring and integrating interests in companies that we believe have strategic value to Grupo Aval. We are interested in expanding our business to other regions, and we regularly evaluate acquisition candidates that may permit us to expand the services and products we offer and markets we can access, such as BAC Credomatic. We may consider in the future additional strategic investments, alliances and acquisitions, principally in Colombia, Central America and other selected Latin America countries. See “B. Business overview—BAC Credomatic acquisition—Grupo Aval’s international expansion strategy.”

Oversight

As the holding company of the group, we closely monitor the performance of our banks. We actively participate in developing each bank’s long-term business plan, and we require our banks to present us with a yearly budget and profitability targets. We develop our own independent profitability targets for each bank before discussing and recommending any changes thereto with its management team. In addition, we make recommendations for setting the compensation of management in each of our banks annually, and link incentive compensation to achieving budget goals and other financial and strategic performance targets.

Our banks are required to report their financial performance to us on a regular basis, including daily summaries and monthly detailed information. We monitor the performance of our banks against their respective budgets and the performance of our competitors. This systematic control process is complemented by ad-hoc analyses of key operational drivers, such as the loan portfolio quality of each bank relative to our other banks and our competitors. When a bank deviates from its plan or when weaknesses are identified, we meet with the respective bank’s management to discuss remedial measures and a course of action. Similarly, when a bank finds itself in a new or unfamiliar situation, such as the mortgage and financial crisis of 1999, we provide guidance. Our senior management and the banks meet at least twice a month to discuss strategy, opportunities and current operations.

Our internal control department regularly audits our banks, Porvenir and Corficolombiana, as well as their operating subsidiaries, to provide objective assurance to our management and board of directors regarding the effectiveness of our subsidiaries’ financial reporting and control mechanisms as well as to monitor compliance with our best practices and guidelines. Our internal control department also plays an integral part in our corporate governance. When our internal control department discovers deviations from our best practices and guidelines, we recommend remedial measures and enhance our monitoring of the respective entity.

Strategic focus

From time to time, our banks explore merger and acquisition opportunities and, as part of its equity portfolio management activities, Corficolombiana makes investments in strategic sectors. We provide support to our bank management teams in identifying opportunities, negotiating favorable outcomes and implementing acquisitions. We independently assess a prospective target’s strategic fit with the acquiring banking subsidiary and within our group as a whole. In addition, we explore new business initiatives and often recommend new product lines and services to our banks, such as bancassurance, and provide assistance to our banks in evaluating, negotiating and implementing acquisitions such as Banco de Bogotá’s acquisition of Megabanco and Banco de Occidente’s acquisition of Banco Unión. Our recent acquisition of BAC Credomatic illustrates our approach to identifying and pursuing growth opportunities outside of our existing portfolio.

Credit risk management

Although each bank is responsible for its credit decisions and risk management, we oversee the implementation of appropriate risk management controls at our banks and have established upward loan reporting processes. Our risk management staff meets on a weekly basis to discuss our subsidiaries’ loan portfolio, developments in the industry, and risks and opportunities. For potential loan transactions that would result in an aggregated exposure to a single issuer exceeding Ps 20 billion at the group level, our risk management staff will evaluate the transaction and will often make recommendations with respect to the structure of the loan (such as guarantees, interest rates, commissions and covenants). We also coordinate loan syndication among our banks to effectively leverage the combined equity of our banks and manage any risk issues. For a discussion of our risk management guidelines, see “Item 11. Quantitative and qualitative disclosures about risk—Risk management.”

Marketing

Our centralized marketing strategy pursues two main objectives: to increase the competitiveness of our banks; and to strengthen our corporate image. To achieve these objectives, we negotiate with third parties for the provision of certain marketing services and to design and implement advertising campaigns for the launch of new services and products. We have set up marketing guidelines and pursue communications that increase the exposure of our brands and those of our subsidiaries. Our service efforts are aimed at achieving customer and shareholder satisfaction.

Network integration

Each bank is responsible for its information technology systems and distribution network; however, we seek to maximize the effectiveness of our distribution network and the levels of customer service and customer retention across all our banks through our Red de Grupo Aval network, which connects all of our banks’ networks. Our network allows each of our banking subsidiaries’ customers to access basic banking services at any ATM or branch office in any of our banks. Although each bank maintains its own information technology system, Grupo Aval works to identify potential synergies and assists in the implementation of technology and products developed at the Grupo Aval level within our banks, and the standardization of technology and processes across our banks. For example, we are developing a new technology model based on service oriented architecture for our institutions. For a discussion of our current technology projects, see “B. Business overview—Other corporate information—Technology.”

Our history

Grupo Aval was created by our chairman, Mr. Sarmiento Angulo, to consolidate his interests in the Colombian financial sector. The milestones in the formation of Grupo Aval were:

•
Mr. Sarmiento Angulo established a real estate development firm in Bogotá in 1956, and in 1959 founded Organización Luis Carlos Sarmiento Angulo, which developed low- and middle-income housing neighborhoods in Bogotá in the 1960s and 1970s;

•	In 1971, Mr. Sarmiento Angulo acquired a majority stake in Banco de Occidente, and in 1972 founded Corporación de Ahorro y Vivienda Las Villas to focus on low- and middle-income mortgage financing;

•
In 1981, Mr. Sarmiento Angulo purchased a minority stake in Banco de Bogotá, and in 1988 he acquired a majority stake and control, consolidating a major participation in the banking system. Banco de Bogotá acquired a substantial majority of, and absorbed, Banco del Comercio in 1992;

•
In 1991, Banco de Bogotá and Banco de Occidente founded Porvenir as a severance fund manager, and following the creation in 1993 of the private pension fund system in Colombia, expanded the business to include pension fund management in 1994;

•	Banco Popular was acquired in 1996 from the Colombian government through a privatization process;

•	In 1997, Mr. Sarmiento Angulo acquired Corporación de Ahorro y Vivienda Ahorramas and merged it with Corporación de Ahorro y Vivienda Las Villas in 2000 to form Banco AV Villas in 2002; and

•
Corficolombiana, which was founded in 1959 as an affiliate of Banco de Bogotá, acquired and merged with several merchant banks between 1997 and 1999, including Corfitolima, Corfiprogreso, Corfes, Corfiboyacá, Corfisantander, Corfiandes and Indufinanciera. In 2005, Corfivalle, also a merchant bank, and Corficolombiana merged.

In order to provide a single administrative platform for his financial institution holdings, in 1998, Mr. Sarmiento Angulo contributed a majority of his direct and indirect holdings in the financial institutions to Grupo Aval. The Red de Grupo Aval was also established in 1998 to integrate the branches and automated teller machine (ATM) networks of our banks. In 1999, Grupo Aval listed its shares on the Colombian Stock Exchange where 2.4% of its share capital was sold to the general public. In 2007, we completed a follow-on offering resulting in a total public float of 7.5% of the total share capital.

Mr. Sarmiento Angulo’s son, Luis Carlos Sarmiento Gutiérrez, became our president in 2000. He is responsible for our day-to-day management. Since Mr. Sarmiento Gutiérrez became our president in 2000, Grupo Aval’s share price has appreciated from Ps 90.5 to Ps 1,700.0 in 2010, a CAGR of 34.1%.

Since 1998, Grupo Aval has, directly and indirectly, made a series of acquisitions to further extend and consolidate its position as the leading banking group in Colombia, including Banco de Occidente’s acquisition of Banco Aliadas in 2005 and Banco Unión in 2006, the merger of Corfivalle and Corficolombiana in 2005, and Banco de Bogotá’s acquisition of Megabanco in 2006. Pursuant to our growth strategy, on July 15, 2010, we entered into a stock purchase agreement with GE Capital for the acquisition of all of the outstanding shares of BAC Credomatic. We completed the acquisition of BAC Credomatic on December 9, 2010.

Grupo Aval Acciones y Valores S.A. is a sociedad anónima, incorporated under the laws of Colombia on January 7, 1994 under the name Administraciones Bancarias S.A. On April 18, 1997 the company changed its name to Sociedad A.B. S.A., and on January 8, 1998, to Grupo Aval Acciones y Valores S.A.

B.           Business overview

Our operations

We conduct our operations through our four banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), our pension and severance fund manager (Porvenir) and our merchant bank (Corficolombiana). The following chart presents our ownership structure of our principal subsidiaries following the acquisition of BAC Credomatic on December 9, 2010.

_____________
Source: Company data at January 31, 2011.

(1)
Corficolombiana holds an additional 4.0% beneficial interest in Banco de Occidente, due to the merger of Leasing de Occidente into Banco de Occidente in June 2010. 70% of these shares are expected to be sold by December 31, 2011 and the remaining 30% of the shares are expected to be sold by December 31, 2012, in open-market transactions through the Colombian Stock Exchange.

(2)
Banco Popular is currently controlled by Grupo Aval through a shareholders agreement with Rendifín S.A., a company beneficially owned by Mr. Sarmiento Angulo. On January 31, 2011 we entered into an agreement with Rendifin S.A. to acquire 43.5% of Banco Popular’s outstanding shares held by Rendifin S.A. in exchange for 2,073,115,004 of our preferred shares. In addition, in 2011, we expect to enter into agreements to acquire from other companies beneficially owned by Mr. Sarmiento Angulo up to 19.6% of Banco Popular’s outstanding shares and therefore increase our direct ownership in Banco Popular to 93.8%. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Other transactions with Mr. Sarmiento Angulo and his affiliates—Banco Popular—Banco Popular share ownership reorganization,” and “—Banco Popular—History.”

(3)
Porvenir and Corficolombiana are subsidiaries of Banco de Bogotá, whose financial data is consolidated into Banco de Bogotá’s results. Ownership percentages shown include direct and indirect participations.

(4)	This acquisition was completed on December 9, 2010, and, consequently, BAC Credomatic data is not included in Banco de Bogotá’s results that are presented in this registration statement.

We own 65.3% of the share capital of Banco Bogotá, 68.0% of Banco de Occidente, 30.7% of Banco Popular, 79.9% of Banco AV Villas, 100.0% of Porvenir (20.0% directly and the remainder indirectly through our banks) and 56.4% of Corficolombiana indirectly through our banks. Through a shareholders’ agreement with Rendifín S.A. (successor to Popular Investments S.A. and beneficially owned by Mr. Sarmiento Angulo), we control all aspects of

Banco Popular. In addition to his interest in Grupo Aval, Mr. Sarmiento Angulo beneficially owns 7.5% of Banco de Bogotá, 13.1% of Banco de Occidente, 63.5% of Banco Popular and 15.3% of Banco AV Villas. Each of our banks and Corficolombiana are publicly-traded on the Colombian Stock Exchange and the remaining shares in these companies are held by minority shareholders.

We believe that each of our banking subsidiaries, as well as Porvenir and Corficolombiana has an excellent reputation in the market within their individual sectors. Each of our banks and Corficolombiana are publicly-traded on the Colombian Stock Exchange, and the remaining shares in these companies that are not beneficially owned by Mr. Sarmiento Angulo are held by minority shareholders.

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution and the second-largest bank in the country based on net income, with a market share of 14.7% of deposits and 13.9% of loans at September 30, 2010. It is also the largest financial institution within our group by assets and the largest contributor of net income before income tax expense and non-controlling interest. Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 604 branches and 957 ATMs. While Banco de Bogotá serves all segments in the market through differentiated service and product offerings, it is particularly focused on commercial lending with a market share of 19.0% of commercial loans at September 30, 2010. Banco de Bogotá’s ROAE averaged 26.7% between 2007 and 2009 and was 21.6% for the nine-month period ended September 30, 2010. Its efficiency ratio improved from 51.5% in 2007 to 39.0% in 2009 and was 41.8% for the nine-month period ended September 30, 2010.

Banco de Occidente is the fifth largest bank in Colombia, based on assets and loans at September 30, 2010. It focuses on enterprise customers, state-owned entities, and retail customers. Banco de Occidente has strong market shares in the financial leasing business (18.2%, the second-largest market share in the Colombian leasing market, which is comprised of leasing companies and banks). Banco de Occidente’s ROAE averaged 23.0% between 2007 and 2009 and was 18.2% for the nine-month period ended September 30, 2010. Its efficiency ratio improved from 45.2% in 2007 to 39.8% in 2009 and was 42.6%, for the nine-month period ended September 30, 2010.

Banco Popular is the pioneer of, and the market leader in, payroll loans and a premier provider of financial solutions to government entities throughout Colombia. Banco Popular achieved strong returns on its consumer loan portfolio due to its access to payroll deductions for repayment of loans, which results in consumer loans with a substantially lower-risk profile (consumer past-due loans of 3.1% compared to a banking system average of 5.1% at September 30, 2010). Banco Popular’s ROAE averaged 26.5% between 2007 and 2009 and was 25.4% for the nine-month period ended September 30, 2010. Its efficiency ratio improved from 55.8% in 2007 to 46.7% in 2009 and was 48.5% in the nine-month period ended September 30, 2010.

Banco AV Villas is a consumer-focused bank, which targets mid- and low-income segments of the population and serves its clients through a nationwide service-point network and an advanced mobile banking platform. It is also Grupo Aval’s most active bank in terms of usage of non-traditional channels (mobile banking, non-banking correspondents and virtual branches). Over the past decade, Banco AV Villas has evolved from being a lender exclusively focused on mortgages to a diversified full-service consumer bank. Banco AV Villas’ risk management systems provide the bank with real-time and in-depth credit quality analyses that allow the bank to approve consumer loans on an accelerated basis. Banco AV Villas’ ROAE averaged 17.8% between 2007 and 2009 and was 18.1% for the nine-month period ended September 30, 2010. Its efficiency ratio improved from 60.5% in 2007 to 50.3% in 2009 and was 55.0% for the nine-month period ended September 30, 2010.

Porvenir is the market leader in the pension and severance fund management business in Colombia, with a 27.0% market share of assets under management at September 30, 2010. Pension funds provide individual savings for retirement, while severance funds provide temporary income to employees who lose their jobs. Porvenir has experienced significant earnings growth, with a CAGR of 26.6% for the period from 2007 to September 30, 2010. Porvenir is the most profitable and efficient pension and severance fund manager in the market, with a ROAE that averaged 35.6% between 2007 and 2009 and was 35.6% for the nine-month period ended September 30, 2010.

Corficolombiana is a merchant bank that primarily invests in strategic sectors of the Colombian economy, including infrastructure, energy, and finance, and also provides treasury, investment banking and private banking services. Corficolombiana provides Grupo Aval with a consistent cash flow stream, having declared dividends totaling more than Ps 203.1 billion (approximately U.S.$112.8 million) payable to Grupo Aval’s subsidiaries for the year ended December 31, 2009 and Ps 117.3 billion (approximately U.S.$65.2 million) for the nine-month period ended September 30, 2010. Corficolombiana’s ROAE averaged 17.5% between 2007 and 2009 and was 18.1% for the nine-month period ended September 30, 2010.

Competition

We operate in a competitive market. Our principal competitors in Colombia are Bancolombia, Davivienda, and BBVA Colombia, which are the three leading banking groups in Colombia following Grupo Aval.

We are the market leader in Colombia in terms of market share of deposits, loans and our distribution network. Despite the expansion and contraction of recent economic cycles, since 1996 our banks have been more profitable than our principal competitor banks as measured by ROAE. Recently we have outperformed one or more of our principal competitors under key operational metrics such as the ratio of loans past due more than 30 days over gross loan portfolio and operational efficiency. We believe that these results have been achieved due to our banks’ historically strong franchises, results-oriented philosophy, and the Grupo Aval multi-brand business model. These features have also allowed our banks to increase their deposit and loan portfolio market share organically over time, and during times of contraction, our strong balance sheets have allowed for inorganic growth through acquisitions.

Since 2000 through September 2010, we have increased our market share by 8.4% in deposits and 7.2% in loans. Acquisitions have accounted for 3.3% of the increase in deposit market share and 4.1% of the increase in loan market share.

Except where otherwise indicated, the balance sheet and statement of income data for each of our banking subsidiaries included in this registration statement reflects its consolidated Colombian Banking GAAP information, while comparative disclosures of the financial and operating performance of our banking subsidiaries and that of our competitors are based on unconsolidated information prepared on the basis of Colombian Banking GAAP reported to the Superintendency of Finance. Our banking subsidiaries report unconsolidated financial data to the Superintendency of Finance; however, Grupo Aval, as a holding company, is not required to report such data. Unless otherwise indicated or the context otherwise requires, market share and other data comparing our performance and that of our competitors reflects the unconsolidated results of our banking subsidiaries.

Banks, financing companies and finance corporations are deemed credit institutions by the Superintendency of Finance, and are the principal institutions authorized to accept deposits and make loans in Colombia. Banks undertake traditional deposit-taking and lending activities. Financing companies place funds in circulation by means of active credit operations, with the purpose of fostering the sale of goods and services, including the development of leasing operations. Finance corporations invest directly in the economy and thus are the only vehicle through which a bank may invest in non-financial sectors. See “—Industry—Supervision and regulation.” We operate four banks, one financing company and one finance corporation, and our market share is determined by comparing our banks to other banks reporting their results to the Superintendency of Finance; however, if market share data including financing companies and finance corporations is considered, our market shares would generally be lower than in a bank-only comparison and the gaps between our market shares and those of our competitors would be smaller, but our market leadership in most market categories would be unaffected.

In addition to our market-leading banking business, we are the market leader in the pension and severance fund management market through Porvenir. Porvenir also has the largest share of individual customers and funds under management in the severance fund and mandatory pension fund markets.

Corficolombiana is the largest finance corporation in Colombia.

Market share and other data from unconsolidated financial information

The following market share and other data comparing us and our banking subsidiaries to our competitors is based on information derived from unconsolidated financial information reported to the Superintendency of Finance by commercial banks based on Colombian Banking GAAP.

Deposits

We have the largest market share of total deposits, with an aggregate of 31.0% of all deposits in Colombia at September 30, 2010. Our principal competitor banks—Bancolombia, Davivienda and BBVA Colombia—had market shares of 19.7%, 11.9%, and 8.7%, respectively at September 30, 2010. At September 30, 2010, we had increased our market share of total deposits by 2.4% since 2005 and by 8.4% since 2000, primarily through acquisitions.

The following graph presents the market share of deposits in Colombia for the period from 2005 to 2009.

Market share by deposits

_____________
Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

The following tables present a breakdown of market share of deposits by type of deposit at September 30, 2010 and December 31, 2009.

	At September 30, 2010
	Grupo Aval (aggregate) (1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Checking accounts	36.9	22.8	10.2	9.9	20.3
Savings accounts	34.2	20.8	11.8	9.9	23.3
Time deposits	24.5	17.8	14.0	6.8	37.0
Other deposits (2)	14.7	7.5	2.5	3.2	72.2
Total deposits	31.0	19.7	11.9	8.7	28.7
_____________
Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

(2)	Other deposits consist of correspondent bank deposits, cashier checks and collection services.

	At December 31, 2009
	Grupo Aval (aggregate) (1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Checking accounts	38.6	22.2	9.5	10.2	19.6
Savings accounts	33.3	20.1	13.2	10.9	22.5
Time deposits	27.5	18.1	12.7	7.0	34.7
Other deposits (2)	13.7	8.4	5.6	4.7	67.6
Total deposits	31.8	19.4	12.0	9.3	27.4
_____________
Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

(2)	Other deposits consist of correspondent bank deposits, cashier checks and collection services.

At September 30, 2010 and December 31, 2009, deposits represented a larger share of our total funding than that of our principal competitor banks, and we had a higher concentration of checking accounts, which are generally the lowest cost source of funds. Our funding mix yielded a lower average cost of funds than that of most of our principal competitor banks at September 30, 2010 and December 31, 2009. The tables below present the total funding mix of the market at September 30, 2010 and December 31, 2009.

	At September 30, 2010
	Grupo Aval (aggregate) (1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Funding:
Deposits	83.8	83.4	77.9	73.6	77.2
Other funding	16.2	16.6	22.1	26.4	22.8
Total funding	100.0	100.0	100.0	100.0	100.0
Deposits:
Checking accounts	21.4	20.7	15.4	20.3	12.7
Savings accounts	52.4	50.0	47.3	54.1	38.5
Time deposits	24.6	28.0	36.6	24.3	40.1
Other deposits	1.7	1.3	0.7	1.3	8.8

	At September 30, 2010
	Grupo Aval (aggregate) (1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Total deposits	100.0	100.0	100.0	100.0	100.0
Average funding rate:
Average deposit rate	2.7	2.4	2.6	2.4	2.7
Average other funding rate	5.7	5.7	5.2	4.9	4.3
Average total funding rate	3.1	2.9	3.1	2.8	3.1
_____________
Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

	At December 31, 2009
	Grupo Aval (aggregate) (1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Funding:
Deposits	91.4	86.3	80.6	81.9	79.6
Other funding	8.6	13.7	19.4	18.1	20.4
Total funding	100.0	100.0	100.0	100.0	100.0
Deposits:
Checking accounts	23.7	22.3	15.4	21.3	14.0
Savings accounts	47.5	46.9	49.8	53.3	37.3
Time deposits	27.2	29.2	33.1	23.6	39.8
Other deposits	1.6	1.6	1.7	1.8	8.9
Total deposits	100.0	100.0	100.0	100.0	100.0
Average funding rate:
Average deposit rate	4.7	4.3	4.3	4.9	4.6
Average other funding rate	6.0	8.1	6.4	6.9	6.7
Average total funding rate	4.9	4.9	4.7	5.3	5.0
_____________
Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Loans

We have the largest market share of loans, with an aggregate of 29.7% of all loans at September 30, 2010. Our principal competitors banks—Bancolombia, Davivienda and BBVA Colombia—had market shares of 21.1%, 13.3%, and 9.2%, respectively. At September 30, 2010, we had increased our market share by 4.7% since 2005 and by 7.2% since 2000, primarily through acquisitions.

The following graph presents the market share of loans in Colombia for the period from 2005 to 2009.

Market share by loans

_____________
Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

The following tables present a breakdown of the market share of loans by category at September 30, 2010 and December 31, 2009.

	At September 30, 2010
	Grupo Aval (aggregate) (1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial	32.5	26.7	10.6	7.5	22.7
Consumer	30.9	12.6	17.6	9.0	29.9
Microcredit	6.7	6.4	0.0	0.0	86.9
Mortgages	6.3	23.0	18.9	26.7	25.1
Financial leases	44.7	2.2	21.7	5.6	25.8
Total	29.7	21.1	13.3	9.2	26.6
_____________
Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

	At December 31, 2009
	Grupo Aval (aggregate) (1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial	32.4	25.9	10.6	7.8	23.3
Consumer	31.9	9.5	16.6	9.8	32.3
Microcredit	8.0	5.3	0.0	0.1	86.6
Mortgages	7.1	23.3	18.4	25.9	25.3
Financial leases	—	—	99.5	—	0.5
Total	29.2	20.4	13.4	9.6	27.5
_____________
Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Our banks have been strategically focused on developing commercial and consumer loans, including payroll loans, and limiting their exposure to mortgage loans. Consistent with our strategy, at September 30, 2010, our combined loan portfolio had a higher portion of commercial and consumer loans, in particular payroll loans and a lower portion of mortgage loans than the market average.

The following table presents the distribution by loan category of the market at September 30, 2010 and December 31, 2009.

	At September 30, 2010
	Grupo Aval (aggregate) (1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial	63.9	73.9	46.5	47.5	50.0
Consumer	27.8	15.9	35.2	26.1	30.1
Microcredit	0.6	0.8	0.0	0.0	8.3
Mortgages	1.8	9.0	11.8	24.0	7.8
Financial leases	6.0	0.4	6.5	2.4	3.9
Total	100.0	100.0	100.0	100.0	100.0

	At December 31, 2009
	Grupo Aval (aggregate) (1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial	67.2	76.9	48.2	49.3	51.2
Consumer	30.1	12.9	34.1	28.2	32.4
Microcredit	0.8	0.7	0.0	0.0	8.7
Mortgages	2.0	9.5	11.5	22.5	7.6
Financial leases	—	—	6.2	—	0.0
Total	100.0	100.0	100.0	100.0	100.0
_____________
Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Loan portfolio quality

We believe that the credit quality of our loan portfolio compares favorably with that of our principal competitors. The following tables present credit quality metrics for our loan portfolio at the dates indicated.

	At September 30,
	Loans past due more than 30 days / gross loan portfolio		Loans rated C, D or E / gross loan portfolio		Provision expense / gross loan portfolio		Allowance / loans past due more than 30 days
	2010	2009	2010	2009	2010	2009	2010	2009
	(in percentages)
Banco de Bogotá	2.7	3.2	4.1	4.5	3.8	4.2	140.9	120.0
Banco de Occidente	3.7	4.4	5.5	6.0	5.9	6.4	144.0	133.1
Banco Popular	3.0	3.4	4.1	4.5	3.8	3.4	148.5	136.1
Banco AV Villas	5.2	7.5	3.4	5.0	5.1	6.8	104.7	68.7
Grupo Aval (aggregate) (1)	3.2	4.0	4.4	4.9	4.4	4.8	137.0	114.9
Bancolombia	3.2	3.8	4.0	4.4	4.4	6.9	163.1	142.2
Davivienda	4.4	5.5	3.8	5.5	7.1	10.0	127.2	114.4
BBVA Colombia	4.2	6.6	3.8	6.9	5.8	5.8	105.5	82.6
Rest of the Colombian market	4.4	5.8	5.6	6.4	5.1	5.6	120.0	95.1

	At December 31,
	Loans past due more than 30 days / gross loan portfolio		Loans rated C, D or E / gross loan portfolio		Provision expense / gross loan portfolio		Allowance / loans past due more than 30 days
	2009	2008	2009	2008	2009	2008	2009	2008
	(in percentages)
Banco de Bogotá	2.9	2.5	4.7	3.5	2.4	1.8	135.0	136.7
Banco de Occidente	3.9	4.0	5.7	5.0	2.9	2.8	143.7	132.7
Banco Popular	3.3	3.0	4.6	4.0	2.6	2.2	140.7	150.3
Banco AV Villas	5.5	8.2	3.6	4.6	4.2	6.5	93.9	52.9
Grupo Aval (aggregate) (1)	3.5	3.5	4.8	4.0	2.7	2.5	130.9	118.4
Bancolombia	3.7	3.5	4.5	3.6	6.4	5.3	157.6	143.1
Davivienda	4.3	5.3	4.1	6.1	8.9	8.8	140.5	111.3
BBVA Colombia	6.1	5.2	6.0	4.6	5.5	4.4	93.1	83.9
Rest of the Colombian market	5.4	5.2	6.1	5.2	5.4	5.4	106.2	94.4
_____________
Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Branches and ATM network

Through our banking subsidiaries we have the largest banking network in Colombia, with 1,185 branches and 2,368 ATMs at June 30, 2010. The following tables present the distribution of branches and ATMs across the market at June 30, 2010. Branch and ATM information at is not publicly available as of the date of this registration statement for our principal competitors at September 30, 2010.

	At June 30, 2010
	Branches		ATMs
	# of branches	Market share %	# of ATMs	Market share %
Grupo Aval (aggregate) (1)	1,185	26.6	2,368	24.5
Bancolombia	721	16.2	2,528	26.1
Davivienda	535	12.0	1,398	14.5
BBVA Colombia	343	7.7	805	8.3
Rest of the Colombian market	1,677	37.6	2,570	26.6
_____________
Source: Company calculations based on information published by the Superintendency of Finance, except for information for Grupo Aval which reflects aggregate data obtained from our banking subsidiaries.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Competition and other data from consolidated financial information

The following information on Grupo Aval and our subsidiaries is based on audited consolidated financial information. Competition and other data that compare us and our subsidiaries to Bancolombia, our main competitor, is readily obtained given that Bancolombia also prepares and publishes detailed audited consolidated financial information. Our other principal competitors, Davivienda and BBVA, publish audited consolidated financial information with a lesser degree of detail; therefore, we only refer to these competitors where applicable based on publicly available information.

Profitability

We are the most profitable banking group in Colombia in terms of ROAA and ROAE.

ROAA

The following table presents the ROAA for Grupo Aval, our subsidiaries and our principal competitors, calculated as income before non-controlling interest over average assets for the periods indicated.

	Six-month period ended June 30 (1),	Year ended December 31,
	2010	2009	2008	2007
ROAA (2)		(in percentages)
Banco de Bogotá	3.3	4.4	3.0	2.8
Banco de Occidente	2.0	2.5	2.5	2.2
Banco Popular	3.3	2.9	2.7	2.4
Banco AV Villas	2.1	2.0	2.1	2.8
Grupo Aval	2.5	3.2	2.4	2.2
Bancolombia	2.0	2.1	2.3	2.5
Davivienda	2.2	1.9	2.0	3.0
BBVA Colombia (3)	—	1.9	1.9	—
_____________
Source: Company calculations based on consolidated financial statements of Grupo Aval and each bank for the years indicated.

(1)	Financial information is not publicly available as of the date of this registration statement for the nine-month period ended September 30, 2010 for our principal competitors, other than Bancolombia.

(2)	For methodology used to present ROAA, see note 2 to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(3)	Financial information is not publicly available as of the date of this registration statement for BBVA Colombia for the year ended December 31, 2007 and the six-month period ended June 30, 2010.

ROAE

The following table presents the ROAE for each of our banks, Grupo Aval, and our principal competitors for the periods indicated.

	Six-month period ended June 30 (1),	Year ended December 31,
	2010	2009	2008	2007
	(in percentages)
Banco de Bogotá	22.1	31.1	25.2	23.8
Banco de Occidente	16.6	22.8	26.0	20.2
Banco Popular	26.8	26.5	28.9	24.2
Banco AV Villas	17.3	15.8	16.1	21.5
Grupo Aval	22.5	29.2	25.4	25.8
Bancolombia	17.9	19.1	22.8	24.6

	Six-month period ended June 30 (1),	Year ended December 31,
	2010	2009	2008	2007
	(in percentages)
Davivienda	20.3	18.6	20.4	31.3
BBVA Colombia (2)	—	19.9	22.2	—
_____________
Source: Company calculations based on consolidated financial statements of Grupo Aval and each bank for the years indicated.

(1)	Financial information is not publicly available as of the date of this registration statement for our principal competitors, other than Bancolombia, for the nine-month period ended September 30, 2010.

(2)	Financial information is not available for BBVA Colombia at December 31, 2007 and the six-month period ended June 30, 2010 as of the date of this registration statement.

Regulatory capital

Banks in Colombia are required to have regulatory capital of at least 9.0% of risk-weighted assets plus a risk premium calculated pursuant to the rules of the Superintendency of Finance. For a description of these requirements, see “—Industry—Supervision and regulation—Capital adequacy requirements.” Our banks are well-capitalized under Colombian regulatory capital requirements, and we believe that our current capitalization provides us with substantial flexibility to expand our operations.

The tables below present our capitalization (on an aggregate basis), the capitalization of our banking subsidiaries, and the capitalization of our principal competitors at June 30, 2010 and December 31, 2009. Grupo Aval is not subject to capital requirements other than those that apply to its subsidiaries; therefore, we believe that our capitalization on an aggregate basis provides a more meaningful measure of our regulatory capital adequacy.

	At June 30, 2010
	Grupo Aval entities					Bancolombia	Davivienda	BBVA Colombia (4)
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (3)
	(in percentages)
Consolidated:
Primary capital (Tier I) (1)	12.4	7.7	8.8	10.6	10.7	10.7	8.8	—
Secondary capital (Tier II) (2)	2.2	2.5	4.1	2.0	2.6	2.7	4.0	—
Total consolidated capitalization	14.6	10.2	12.9	12.6	13.2	13.4	12.8	—

	At December 31, 2009
	Grupo Aval entities					Bancolombia	Davivienda	BBVA Colombia (4)
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (3)
	(in percentages)
Consolidated:
Primary capital (Tier I) (1)	14.0	7.5	8.4	10.7	11.3	10.4	8.4	10.0
Secondary capital (Tier II) (2)	2.4	2.7	4.5	2.0	2.8	2.8	4.0	2.4
Total consolidated capitalization	16.4	10.2	12.9	12.6	14.1	13.2	12.4	12.4
_____________
Source: Company calculations based on consolidated financial statements of each bank for the period indicated.

(1)	Includes primary capital and reserves. See “—Industry—Supervision and regulation—Capital adequacy requirements.”

(2)	Includes primarily subordinated debt and unrealized gains on certain assets, including real estate. See “—Industry—Supervision and regulation—Capital adequacy requirements.”

(3)	Grupo Aval figures reflect aggregated regulatory capital of our banking subsidiaries.

(4)	Capitalization information is not available for BBVA Colombia at June 30, 2010.

Porvenir and Corficolombiana are controlled by Banco de Bogotá. Banco de Occidente and Banco Popular hold non-controlling interests in Corficolombiana and Banco de Occidente holds a non-controlling interest in Porvenir. In calculating a bank’s regulatory capital, Colombian regulations require banks to deduct from capital the corresponding amount of their non-controlling interests, regardless of whether these investments and the bank are controlled by the same entity. This accounting treatment lowers Banco de Bogotá’s, Banco de Occidente’s and Banco Popular’s consolidated regulatory capital by 59 basis points, 391 basis points and 179 basis points, respectively at June 30, 2010.

Capitalization ratios

The following table presents consolidated capitalization ratios for our banking subsidiaries, Grupo Aval and our principal competitors at the dates indicated.

	At September 30, 2010
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated	Bancolombia	Davivienda (2)	BBVA Colombia (2)
	(in percentages)
Tangible equity ratio (3)	13.1	13.8	13.0	11.9	13.1	9.7	10.8	—	—
Tier 1 ratio (4)	11.9	8.2	8.3	11.3	10.6	—	10.6	—	—
Solvency ratio (5)	14.1	10.4	12.9	13.5	13.1	—	15.2	—	—

	At June 30, 2010
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia (2)
	(in percentages)
Tangible equity ratio (3)	13.4	12.7	12.8	12.0	13.0	9.9	10.4	6.3	—
Tier 1 ratio (4)	12.4	7.7	8.8	10.6	10.7	—	10.7	8.8	—
Solvency ratio (5)	14.6	10.2	12.9	12.6	13.2	—	13.4	12.8	—

	At December 31, 2009
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
	(in percentages)
Tangible equity ratio (3)	14.0	11.5	12.3	12.2	12.9	10.1	10.3	5.5	8.4
Tier 1 ratio (4)	14.0	7.5	8.4	10.7	11.3	—	10.4	8.4	10.0
Solvency ratio (5)	16.4	10.2	12.9	12.6	14.1	—	13.2	12.4	12.4
_____________
Source: Company calculations based on each entity’s respective financial statements for the period indicated.

(1)	Reflects the summation of calculated amounts for each line item for each of our banking subsidiaries.

(2)
Financial information is not publicly available as of the date of this registration statement for our principal competitors, other than Bancolombia, at September 30, 2010, and for BBVA Colombia at June 30, 2010.

(3)	Tangible equity ratio is calculated as total shareholders’ equity plus minority interest minus goodwill, divided by total assets minus goodwill. See “—Non-GAAP measures reconciliation.”

(4)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets.

(5)	Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “—Industry—Supervision and regulation—Capital adequacy requirements.”

Tangible solvency ratio differs from solvency ratio. Tangible solvency ratio is calculated as technical capital minus goodwill, divided by risk-weighted assets minus goodwill. The tangible solvency ratios for the following entities at September 30, 2010 were: Banco de Bogotá 12.8%, Banco de Occidente 10.3%, Banco Popular 12.9%, Banco AV Villas 13.5%, Grupo Aval (aggregate) 12.3% and Bancolombia 14.1%.

The tangible solvency ratios for the following entities at June 30, 2010 were: Banco de Bogotá 13.3%, Banco de Occidente 10.1%, Banco Popular 12.9%, Banco AV Villas 12.6%, Grupo Aval (aggregate) 12.5%, Bancolombia 12.2% and Davivienda 7.7%.

The tangible solvency ratios for the following entities at December 31, 2009 were: Banco de Bogotá 14.8%, Banco de Occidente 10.1%, Banco Popular 12.9%, Banco AV Villas 12.6%, Grupo Aval (aggregate) 13.2%, Bancolombia 11.9%, Davivienda 6.6% and BBVA Colombia 9.6%.

Operational efficiency

We have consistently achieved market leading efficiency ratios as reflected in the table below, calculated as operating expense minus depreciation and goodwill amortization divided by total operating income plus total net provisions.

The following table presents efficiency ratios for our banks, Grupo Aval and Bancolombia at September 30, 2010 and December 31, 2009, 2008 and 2007.

	At September 30,	At December 31,
	2010	2009	2008	2007
	(in percentages)
Banco de Bogotá	41.8	39.0	48.3	51.5
Banco de Occidente	42.6	39.8	39.9	45.2
Banco Popular	48.5	46.7	52.0	55.8
Banco AV Villas	55.0	50.3	53.5	60.5
Grupo Aval	46.4	42.9	49.0	54.2
Bancolombia	51.3	46.4	43.9	48.1
_____________
Source: Company calculations based on each bank’s respective consolidated financial statements for the period indicated. Efficiency ratio is calculated as operating expenses less depreciation and goodwill amortization, divided by the sum of total operating income and total net provisions. See “—Non-GAAP measures reconciliation.” Comparative data for Davivienda and BBVA Colombia are not publicly available.

Loan portfolio quality

We believe that the credit quality of our loan portfolio compares favorably with that of our principal competitor. The following tables present credit quality metrics for the loan portfolio of our banks and for Bancolombia, at September 30, 2010 and December 31, 2009 and 2008.

	At September 30,
	Loans past due more than 30 days / gross loan portfolio		Loans rated C, D or E / gross loan portfolio		Provision expense / gross loan portfolio		Allowance / loans past due more than 30 days
	2010	2009	2010	2009	2010	2009	2010	2009
	(in percentages)
Banco de Bogotá	2.6	3.2	4.0	4.4	3.6	3.9	140.5	119.0
Banco de Occidente	3.7	4.6	5.4	5.8	5.8	5.7	144.1	115.8
Banco Popular	3.0	3.5	4.3	4.7	3.8	3.5	151.6	133.8
Banco AV Villas	5.2	7.5	3.4	5.0	5.1	6.8	104.6	68.6
Grupo Aval	3.2	4.0	4.3	4.9	4.3	4.6	137.6	110.8
Bancolombia (1)	3.4	4.1	4.6	4.8	—	—	162.8	132.0

	At December 31,
	Loans past due more than 30 days / gross loan portfolio		Loans rated C, D or E / gross loan portfolio		Provision expense / gross loan portfolio		Allowance / loans past due more than 30 days
	2009	2008	2009	2008	2009	2008	2009	2008
	(in percentages)
Banco de Bogotá	2.9	2.6	4.6	3.4	3.8	3.3	132.5	130.8
Banco de Occidente	4.0	4.2	5.6	4.9	5.2	5.0	128.4	118.8
Banco Popular	3.7	3.1	4.7	4.0	3.3	3.3	127.0	140.9
Banco AV Villas	5.5	8.2	3.6	4.6	7.1	5.9	93.9	52.9
Grupo Aval	3.6	3.6	4.8	4.0	4.4	4.0	124.5	112.9
Bancolombia	3.9	3.6	5.1	4.0	5.8	4.2	149.4	131.4
_____________
(1)	Provision expense/ gross loan portfolio information is not publicly available as of the date of this registration statement for Bancolombia at September 30, 2010 and 2009.

Pension and severance fund management – Porvenir

Through Porvenir, Grupo Aval is the largest pension fund administrator in Colombia and has the largest share of earnings of the pension and severance fund management market in Colombia. Porvenir’s principal competitors are other pension fund administrators and include Protección S.A., or Protección, BBVA Horizonte Pensiones y Cesantías, or BBVA Horizonte, ING Administradora de Fondos de Pensiones y Cesantías S.A., or ING, Colfondos S.A. Pensiones y Cesantías, or Colfondos, and Skandia Administradora de Fondos de Pensiones y Cesantías S.A, or Skandia.

Porvenir also has the largest share of individual customers of mandatory pension funds and assets under management. It also has had a higher ROAE than the average of the AFPs in Colombia in years 2008 and 2009.

The following tables present the market shares of the main market participants with respect to assets under management and individual customers of mandatory pension funds at the dates indicated, and net income for the periods indicated.

	At and for the nine-month period ended September 30, 2010
	Porvenir	Protección	BBVA Horizonte	Colfondos	ING	Skandia
	(in percentages)
Individual customers to pension funds:
Mandatory	31.5	21.3	17.8	16.3	12.3	0.8
Severance	28.9	18.9	24.0	16.8	10.6	0.7
Voluntary	22.8	30.7	12.7	10.5	5.4	17.9
Funds under management:
Mandatory	27.4	25.6	16.0	14.3	11.6	5.1
Severance	32.8	25.7	17.1	10.0	12.3	2.2
Voluntary	19.1	30.0	4.7	4.5	5.1	36.5
Total	27.0	26.0	15.2	13.3	11.1	7.5
Net income:	35.4	20.5	14.5	10.4	9.1	10.0

	At and for the year ended December 31, 2009
	Porvenir	Protección	BBVA Horizonte	Colfondos	ING	Skandia
	(in percentages)
Individual customers to pension funds:
Mandatory	30.9	21.7	18.2	16.0	12.5	0.8
Severance	28.2	20.5	24.3	14.0	12.4	0.7
Voluntary	20.8	29.4	11.5	16.9	4.9	16.5
Funds under management:
Mandatory	27.0	25.4	16.3	14.5	11.7	5.0
Severance	32.0	25.3	17.8	12.6	10.1	2.2
Voluntary	19.2	29.9	5.5	4.8	4.4	36.3
Total	26.6	25.8	15.4	13.5	11.0	7.6
Net income	36.3	21.9	11.2	12.2	10.8	7.6
_____________
Source: Company calculations based on unconsolidated Colombian Association of Severance Pay Pension Fund Administrator (Asociación Colombiana de Administradoras de Fondos de Pensiones y de Cesantías), or Asofondos and Superintendency of Finance data. Information does not include data from third-party pension liability funds, which do not comprise a material portion of the market.

Merchant banking – Corficolombiana

Corficolombiana is the largest merchant bank in Colombia as measured by assets and equity at September 30, 2010. Corficolombiana faces competition from local and global banks focused on merchant and investment banking. Bancolombia, through its subsidiary Banca de Inversión Bancolombia S.A, is Corficolombiana’s largest local competitor. On an international level, Corficolombiana faces competition from global banks with local investment banking operations. In addition, as an equity investor, Corficolombiana faces competition from other equity investors such as hedge funds, private equity firms and others.

The following tables present the market shares of Corficolombiana and its principal competitors by assets, liabilities and equity at September 30, 2010 and December 31, 2009 and 2008.

	Assets			Liabilities			Equity
	At September 30,	At December 31,		At September 30,	At December 31,		At September 30,	At December 31,
	2010	2009	2008	2010	2009	2008	2010	2009	2008
	(in percentages)
Corficolombiana	90.4	86.4	86.9	97.2	93.1	94.4	78.6	78.7	82.0
Banca de Inversión Bancolombia S.A.	4.9	5.8	9.4	1.0	1.3	2.4	11.8	11.0	13.9
J.P. Morgan Corporación Financiera S.A.	4.6	7.8	3.7	1.8	5.6	3.2	9.6	10.3	4.0
_____________
Source: Information published by the Superintendency of Finance.

Banking business overview

Our differentiated multi-brand business model builds on the individual strengths of our banks and the wide recognition of their brands. Each of our banks has developed over time a focus on particular and, to a degree, overlapping market sectors, geographic regions and services and products. As a group, we are present in all banking businesses in Colombia, as shown in the following chart.

Through the subsidiaries of our banks, we also offer fiduciary, bonded warehousing and brokerage transactions, and provide deposit and lending operations in foreign currencies. Through Corficolombiana, we operate as a merchant and investment bank, and through Porvenir, we participate in pension and severance fund management.

Enterprise customers

Our banks provide services and products to public and private sector customers. Our banks segment their enterprise customers into separate categories based principally on their annual revenues. We believe that these customer classifications, which are peculiar to each bank, allow our entities to tailor their services and products to the needs of each customer classification sector.

At September 30, 2010, our banks had an aggregate of approximately 207,700 enterprise customers, which may include customer overlap among our banks, an increase of 2.3% over approximately 203,100 enterprise customers at December 31, 2009. The following table presents the number of enterprise customers that our banks served at September 30, 2010 and December 31, 2009 and 2008.

	Grupo Aval
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)
	(in thousands)
Total enterprise customers:
September 30, 2010	114.8	59.1	6.6	27.1	207.7
2009	111.9	56.6	7.8	26.8	203.1
2008	106.9	48.6	7.3	22.8	185.6

(1)	Reflects aggregated amounts of our banking subsidiaries.

Individual customers

Our banks provide services and products to individuals throughout Colombia. Our banks classify their individual banking customers into separate categories based principally on income.

At September 30, 2010, our banks had a total of approximately 6,585,800 individual customers, an increase of 4.1% over approximately 6,329,200 individual customers at December 31, 2009. Customers of more than one of our banking subsidiaries are counted separately for each banking subsidiary.

The following table presents the number of individual customers that our banks served at September 30, 2010 and December 31, 2009 and 2008.

	Grupo Aval
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)
	(in thousands)
Total individual customers:
September 30, 2010	2,708.9	423.8	2,435.5	1,017.6	6,585.8
2009	2,579.6	434.8	2,336.1	978.6	6,329.2
2008	2,414.9	415.8	2,244.3	949.1	6,024.1

(1)	Reflects aggregated amounts of our banking subsidiaries.

Lending activities

In accordance with Superintendency of Finance guidelines, we classify our banks’ loans into the following categories: commercial, consumer, microcredit, mortgages and financial leasing.

The following tables present our loan portfolio at September 30, 2010 and December 31, 2009.

	At September 30, 2010
	Grupo Aval entities					Grupo Aval consolidated (3)
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (2)
	(in Ps billions)
Commercial	17,477.9	6,644.0	3,357.5	1,921.6	29,401.0	29,396.5
Consumer	3,714.9	2,209.5	4,548.5	1,945.2	12,418.1	12,418.1
Microcredit (1)	201.9	—	27.6	25.1	254.6	254.6
Mortgages	55.4	12.6	103.5	717.6	889.1	889.1
Financial leasing	696.3	2,410.4	213.4	—	3,320.1	3,320.1
Total	22,146.4	11,276.5	8,250.6	4,609.4	46,282.9	46,278.4

	At December 31, 2009
	Grupo Aval entities					Grupo Aval consolidated (3)
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (2)
	(in Ps billions)
Commercial	15,378.2	6,392.4	2,674.4	1,742.9	26,187.9	26,139.3
Consumer	3,350.2	2,105.5	4,203.8	1,736.4	11,395.8	11,395.8
Microcredit (1)	213.0	—	40.8	32.2	286.0	286.0
Mortgages	52.3	11.9	118.8	682.4	865.4	865.4
Financial leasing	682.3	2,336.7	191.1	—	3,210.1	3,210.1
Total	19,676.0	10,846.4	7,228.9	4,193.9	41,945.2	41,896.7

(1)
Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario mínimo mensual legal vigente) without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro business. The borrower’s outstanding indebtedness may not exceed 120 times the minimum wage (salario minimo mensual legal vigente).

(2)	Reflects aggregated amounts of our banking subsidiaries.

(3)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Commercial loans

Our commercial loan portfolio consists of general purpose loans (loans with a maturity of over one year), working capital loans (loans with a maturity of up to one year), loans funded by development banks, corporate credit cards and overdraft loans. Loans funded by development banks are loans granted to customers and focused on specific economic sectors and are funded by national or international government or government-related institutions.

The following tables present our commercial loan portfolio at September 30, 2010 and December 31, 2009.

	At September 30, 2010
	Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated (2)
	(in Ps billions)
General purpose loans	12,038.2	4,211.9	2,826.7	1,805.6	20,882.5	20,878.0
Loans funded by development banks	868.6	447.3	156.2	105.6	1,577.6	1,577.6
Working capital loans	4,316.3	1,884.2	359.0	—	6,559.5	6,559.5
Credit cards	122.3	40.2	3.3	2.2	168.0	168.0
Overdrafts	132.5	60.3	12.2	8.2	213.3	213.3
Total	17,477.9	6,644.0	3,357.5	1,921.6	29,401.0	29,396.5

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

	At December 31, 2009
	Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated (2)
	(in Ps billions)
General purpose loans	7,987.4	3,406.1	2,068.0	1,639.4	15,100.9	15,052.3
Loans funded by development banks	832.8	422.3	213.6	95.3	1,564.0	1,564.0
Working capital loans	6,365.5	2,486.6	380.7	—	9,232.8	9,232.8
Credit cards	121.0	37.2	3.2	2.0	163.4	163.4
Overdrafts	71.6	40.1	8.8	6.2	126.8	126.8
Total	15,378.2	6,392.4	2,674.4	1,742.9	26,187.9	26,139.3

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Consumer loans

Our consumer loan portfolio consists of personal loans, automobile and other vehicle loans, credit cards, overdrafts, loans funded by development banks and general purpose loans. Personal loans consist primarily of payroll loans. A payroll loan is a short- or medium-term loan, where payments are deducted directly from an employer’s salary.

The following tables present our consumer loan portfolio at September 30, 2010 and December 31, 2009.

	At September 30, 2010
	Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval Consolidated (2)
	(in Ps billions)
Personal loans	2,343.2	805.1	4,431.3	1,793.0	9,372.6	9,372.6
Automobile and other vehicle loans	578.7	830.5	39.0	—	1,448.2	1,448.2
Credit cards	747.0	418.8	70.8	150.0	1,386.6	1,386.6
Overdrafts	46.0	12.5	4.0	2.2	64.7	64.7
Loans funded by development banks	—	—	0.0	—	0.0	0.0
General purpose loans	—	142.6	3.4	—	145.9	145.9
Total (3)	3,714.9	2,209.5	4,548.5	1,945.2	12,418.1	12,418.1

	At December 31, 2009
	Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval Consolidated (2)
	(in Ps billions)
Personal loans	2,036.0	750.8	4,078.2	1,578.4	8,443.4	8,443.4
Automobile and other vehicle loans	574.8	805.6	44.3	—	1,424.8	1,424.8
Credit cards	704.1	403.6	74.9	156.2	1,338.7	1,338.7
Overdrafts	35.2	10.1	4.3	1.8	51.5	51.5
Loans funded by development banks	—	0.3	—	—	0.3	0.3
General purpose loans	—	134.9	2.2	—	137.1	137.1
Total (3)	3,350.2	2,105.5	4,203.8	1,736.4	11,395.8	11,395.8

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(3)	Includes microcredit loans.

Mortgages

Banco AV Villas offers loans to customers for the purchase of real estate secured by mortgages. We have decided to limit our exposure in the mortgage loans business, as we believe the Colombian legal framework does not always provide for adequate and efficient mortgage debtor collection. As a result, Banco AV Villas is our only bank that currently offers mortgage loans, and we have implemented strict underwriting standards: we do not offer mortgage loans in amounts greater than 70% of the value of the property to be purchased, and with maturities of between five and fifteen years. The average maturities at September 30, 2010 and December 31, 2009 were 114 and 110 months, respectively. Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income. As a result, our average loan-to-value ratio was 40.3% at September 30, 2010 and 40.5% at December 31, 2009.

Financial leases

Pursuant to Law 1328 of 2009, also referred to as the “financial reform law,” commercial banks are permitted to offer leasing products. In 2010, to take advantage of our banks’ lower cost of funding, wider distribution network and centralized administration, we merged the majority of our leasing subsidiaries with our banks. Prior to 2010, our banks offered leasing products through independent subsidiaries.

The following tables present our leasing portfolio at September 30, 2010 and December 31, 2009.

	At September 30, 2010
	Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated (2)
	(in Ps billions)
Commercial leases	691.9	2,406.3	196.8	—	3,295.0	3,295.0
Consumer leases	4.3	4.1	16.7	—	25.2	25.2
Total	696.3	2,410.4	213.4	—	3,320.1	3,320.1

	At December 31, 2009
	Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated (2)
	(in Ps billions)
Commercial leases	679.7	2,333.6	173.8	—	3,187.1	3,187.1
Consumer leases	2.6	3.1	17.3	—	23.0	23.0
Total	682.3	2,336.7	191.1	—	3,210.1	3,210.1

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Credit cards

We provide credit card services to our bank customers through the Visa and Mastercard networks. The following table presents the number of active issued credit cards of our banks at the dates indicated.

	Active issued credit cards
Bank	September 30, 2010	December 31, 2009
Banco de Bogotá	489,388	504,208
Banco de Occidente	382,847	374,513
Banco Popular	65,398	66,747
Banco AV Villas	133,256	98,521
Total	1,070,889	1,043,989

Deposit-taking activities

Deposits

Our banks offer traditional deposit services and products, including checking accounts, savings accounts, time deposits and other deposits. Checking accounts (also referred to as demand deposits) bear no interest. Checking accounts and savings accounts are payable on demand, although a significant portion of these accounts tend to be stable in amount over time. Time deposits typically have a maturity up to 12 months and earn interest at a fixed rate.

The following tables present our deposits by product type at the dates indicated.

	At September 30, 2010
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Consolidated (3)
			(in Ps billions)

Checking accounts	4,891.3	3,841.6	1,108.6	422.1	10,263.6	10,250.2
Savings accounts	10,508.7	5,059.8	6,183.4	2,415.2	24,167.1	23,863.8
Time deposits (CDs)	9,635.5	2,591.2	1,548.6	2,103.0	15,878.3	15,878.3
Other deposits	501.4	166.2	66.0	36.6	770.2	770.2
Total (2)	25,536.9	11,658.8	8,906.7	4,976.8	51,079.2	50,762.5

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Aggregate (1)		Consolidated (3)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Checking accounts	5,167.1	4,987.4	4,426.1	3,682.8	1,170.9	1,344.0	388.3	299.4	11,152.4	10,313.5	11,140.5	10,310.7
Savings accounts	9,729.5	7,826.3	4,434.0	3,946.7	5,050.9	4,281.0	2,275.7	2,101.5	21,490.1	18,155.5	21,313.7	18,029.8
Time deposits (CDs)	9,137.5	8,960.0	3,219.2	3,339.4	2,030.4	2,093.6	1,758.0	1,634.4	16,145.1	16,027.4	16,144.2	16,021.3
Other deposits	347.9	376.9	228.9	177.1	129.4	113.6	50.3	38.1	756.5	705.8	750.1	689.1
Total (2)	24,382.0	22,150.6	12,308.2	11,146.0	8,381.6	7,832.2	4,472.2	4,073.3	49,544.1	45,202.2	49,348.5	45,050.8

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Interbank deposits have been excluded.

(3)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

Treasury operations

Our banks’ treasury departments are responsible for managing their proprietary trading activities, liquidity and distribution of treasury services and products to customers and are focused on fixed-income securities, foreign exchange transactions and derivatives. Our banks’ proprietary trading activities include fixed income trading, derivatives and foreign exchange operations. We do not have any proprietary trading activities in equities and each of our banks have implemented trading activities policies. Our banks also accept deposits from financial institutions as part of their treasury operations. These deposits are represented by certificates of interbank deposit, or CDIs, and earn interest at the interbank deposit rate. Banco de Bogotá and Banco de Occidente have active treasury operations, while Banco Popular and Banco AV Villas have small treasury operations.

Distribution

Our banks provide services and products to their customers through our network. Each of our banks manages its own distribution network. In 1998, we created the Red de Grupo Aval network which allows customers of any of our banks to make transfers, payments and undertake other basic banking functions in the networks of our other banks, through traditional channels and electronic networks, with results posting in real time to the accountholder’s bank with no additional fees. Red de Grupo Aval network services vary for each channel.

The following chart shows the distribution channels of our network.

Distribution channel	Description
Full-service branches
We had 1,189 full-service branches at September 30, 2010. Red de Grupo Aval network service points across our banks allow our bank customers to perform check cashing, deposits, savings account withdrawals, loan and credit card payments, transfers and advances at any of our branches.

ATMs and electronic service points
We had 2,374 ATMs and 506 other electronic service points (non-cash dispensing teller machines) at September 30, 2010. Through our ATMs and electronic service points, all of our bank customers can, among other services, consult their balances, execute loan and credit card payments, transfers and advances, and pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Payment collection centers (Centros de pagos)
We had 128 payment collection centers at September 30, 2010, which allow our customers to pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Non-banking correspondents (Corresponsales no bancarios)
We had 3,868 non-banking correspondents at September 30, 2010. Our banks enter into agreements with various third parties, including convenience store owners, to provide all of our bank customers with certain services which can include checking and savings account withdrawals, account balance consultation, loan and credit card payments, transfers and advances, and payments for certain third-party services where we have a payment collection agreement in place with such third-party (such as utility service companies).

Automated telephone banking, mobile banking and online banking
Through our banks’ websites, mobile banking services (except for Banco Popular, which does not currently provide mobile banking) and automated telephone banking, customers may pay loan and credit card balances, make transfers between accounts and make payments for collection agreements originated in any of our banks. In addition, for customers who have bank accounts with one or more of our banks, our website (www.grupoaval.com) allows for simultaneous consultation of balances and transactions from a single portal.

The following map presents our banks’ points of service across the principal regions of Colombia, at December 31, 2008, 2009 and September 30, 2010.

_____________
Source: Grupo Aval

Note: Other points of service include non-banking correspondents (corresponsales no bancarios) or CNBs, electronic service points (agilizadores electrónicos) and payment collection centers (centros de pago).

The following table presents transaction volumes through our branches and ATMs at September 30, 2010 and December 31, 2009 and 2008.

	Transactions			% of total transactions
	At September 30,	At December 31,		At September 30,	At December 31,
Grupo Aval	2010	2009	2008	2010	2009	2008
	(in thousands)
Branches	173,037	236,532	234,096	37.4	40.0	44.1
ATMs	89,729	118,588	118,791	19.4	20.1	22.4
Other	13,003	14,640	11,848	2.8	2.5	2.2
Total service points	275,769	369,760	364,735	59.7	62.6	68.7

The following table presents transaction volumes for online banking, mobile banking and automated telephone banking channels which, pursuant to our growth strategy, are expected to grow on an annual basis relative to total transactions, at September 30, 2010 and December 31, 2009 and 2008.

	Transactions			% of total transactions
	At September 30,	At December 31,		At September 30,	At December 31,
Grupo Aval	2010	2009	2008	2010	2009	2008
		(in thousands)
Online banking	169,160	198,800	148,556	36.6	33.7	28.0
Mobile banking	5,398	4,640	1,969	1.2	0.8	0.4
Automated telephone banking	11,725	17,557	15,936	2.5	3.0	3.0
Total	186,283	220,997	166,461	40.3	37.4	31.3

In 2009, a total of 5.5 million messages were sent through our mobile phone banking system, an increase of approximately 1,064% as compared to 2008. During the nine-month period ended September 30, 2010, a total of 9.2 million messages were sent through our mobile banking system.

Our call centers provide our customers with assistance relating to bank services and products, information updates, service-related complaints, payment or account linkages, and credit card blockage. Our call centers are also used for telemarketing, collection of past-due loans and customer loyalty initiatives. In 2009, the number of inbound calls to our call centers was 8.2 million, and the number of outbound calls was 27.6 million. For the nine-month period ended September 30, 2010, the number of inbound calls to our call centers was 5.7 million and the number of outbound calls was 21.7 million.

Banco de Bogotá

Banco de Bogotá is Colombia’s oldest financial institution and the second-largest bank in the country based on net income, with a market share of 14.7% of deposits and 13.9% of loans at September 30, 2010.

For the nine-month period ended September 30, 2010, Banco de Bogotá had total assets of Ps 42,234.8 billion and net income of Ps 582.8 billion.

Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 604 branches and 957 ATMs. It is also the largest financial institution within Grupo Aval’s portfolio by assets and the largest contributor of net income before taxes and non-controlling interest. While Banco de Bogotá serves all market segments, it has a leading presence in commercial loans historically, with a particular focus on large corporations and a market share of 19.0% of commercial loans at September 30, 2010. Following its 2006 acquisition of Megabanco, Banco de Bogotá expanded its consumer banking business and now has a market share of 9.2% of consumer loans as of September 30, 2010. Local currency services are provided directly or through its Colombian subsidiaries, and foreign currency lending and deposits are provided directly and through offices established in the United States, Panama and Nassau. Banco de Bogotá’s ROAE of 31.1% for 2009 and 21.6% for the nine-month period ended September 30, 2010 and efficiency ratio of 39.0% for 2009 and 41.8% for the nine-month period ended September 30, 2010 respectively, make it one of the most profitable and efficient banks in Colombia.

Ownership

The following table presents the share ownership structure of Banco de Bogotá at September 30, 2010.

Banco de Bogotá ownership
(in percentages)
Grupo Aval	65.3
Mr. Sarmiento Angulo (additional beneficial ownership)	7.5
Subtotal	72.9
Other investors (1)	13.0
General public	14.1
Total	100.0

(1)	Based on publicly available information, we have identified a group of investors who have maintained ownership of record of at least one percent in Banco de Bogotá over a significant period of time.

History

Founded in 1870, Banco de Bogotá is the oldest and second-largest financial institution in Colombia. In 1922, it opened its first branch outside of Bogotá. Throughout the 1920s, Banco de Bogotá’s network outside Bogotá expanded, due in part to a series of acquisitions. In 1959, Banco de Bogotá participated in the creation of Corficolombiana, a merchant bank of which it is the majority shareholder. In 1967, the bank opened its first office in Panama, in 1974 it opened a branch office in New York City and in 1977 it founded Banco de Bogotá Trust Company (subsequently sold). In 1980, Banco de Bogotá Trust Company established Banco de Bogotá International Corporation, an affiliate in Miami, Florida. The New York City branch office and the Miami affiliate were subsequently converted into agencies. Banco de Bogotá was reorganized upon the majority acquisition thereof by Mr. Sarmiento Angulo in 1988. In 1992, Banco de Bogotá completed a merger with Banco del Comercio, and in 2006, it acquired and merged with Megabanco, thus expanding its services for lower income consumers.

As part of the government’s public auction of Megabanco, on June 21, 2006, Megabanco and FOGAFIN entered into an assumption of legal contingencies agreement, whereby FOGAFIN committed to assume up to 80% of the losses and expenses derived from legal contingencies against Megabanco, related to matters arising prior to the date of acquisition or discovered within 24 months of the acquisition of Megabanco. The guarantee will be effective up to the date in which all the covered legal contingencies conclude.

Business overview and operations

In addition to deposits and loans, Banco de Bogotá offers its enterprise customers a broad range of services and products focused on cash management, collection solutions and payment solutions, namely tax and customs services, consignment services, online and bar code collection, web services, credit card collection, electronic collection, automatic debit, third-party electronic payments, programmed service payments, social security payments and prepaid cards. Banco de Bogotá also performs various services in connection with customers’ import/export activities, including general purpose loans, foreign exchange services, documentation services and guarantees. For individual customers, it offers general purpose loans, auto financing, payroll loans, credit cards and different deposit and basic treasury products.

The following chart presents Banco de Bogotá’s principal subsidiaries as of January 31, 2011 following the acquisition of BAC Credomatic on December 9, 2010.

_____________
Source: Company data at January 31, 2011.

(1)	The remaining shares of Casa de Bolsa are held 38.9% by Corficolombiana, 7.9% by Banco de Occidente, 25.8% by Banco Popular and 4.6% by other related individuals or entities.

(2)	The remaining shares of Porvenir are held by Grupo Aval and Banco de Occidente and its subsidiaries.

(3)
The remaining shares of Corficolombiana are 18.9% owned by Grupo Aval entities, 4.0% by funds managed by Porvenir, 14.0% by other investors who have maintained ownership of record of at least one percent in Corficolombiana over a significant period of time, and 25.6% by the general public.

Enterprise customers

Banco de Bogotá’s enterprise customers are classified as follows: very large corporations, with annual incomes in excess of Ps 50 billion; large corporations, with annual incomes of between Ps 8 billion and Ps 50 billion; public sector customers and cooperative institutions; small- and medium-size enterprises, with revenues of between Ps 0.5 billion and Ps 8 billion; and very small businesses, with revenues under Ps 0.5 billion. Banco de Bogotá’s primary focus is on very large corporations, which represented 77.0% of its total loan portfolio at September 30, 2010.

At September 30, 2010, Banco de Bogotá had a total of approximately 114,800 enterprise customers, an increase of 2.6% over the approximately 111,900 enterprise customers at December 31, 2009. The following table presents the number of Banco de Bogotá’s enterprise customers at the dates indicated.

	At September 30,	At December 31,
	2010	2009	2008
	(in thousands)
Very large corporations, large corporations and public sector customers and cooperative institutions	6.9	6.9	6.5
Small- and medium-size enterprises	21.1	20.5	17.3
Very small businesses	31.1	30.5	21.3
Other (1)	55.7	54.0	61.7
Total	114.8	111.9	106.9
_____________
(1)	Includes education institutes, civic associations, museums, sports leagues, religious institutions and others.

Individual customers

Banco de Bogotá’s individual customers are classified as follows: preferential customers, with annual incomes in excess of ten times the annual minimum wage of Ps 6,180,000; high net-worth customers, with annual incomes of between six and ten times the minimum wage; individual customers, with annual incomes of between two and six times the minimum wage; and low-income customers, with annual incomes of under two times the minimum wage. Banco de Bogotá’s individual customer strategy is to focus on preferential customers, who represented 5.1% of the total customer base and 5.4% of its loan portfolio at September 30, 2010.

At September 30, 2010, the bank had a total of approximately 2,708,900 individual customers, an increase of 5.0% over the approximately 2,579,600 individual customers at December 31, 2009.

The following table presents the number of individual customers that Banco de Bogotá served, at the dates indicated.

	At September 30,	At December 31,
	2010	2009	2008
	(in thousands)
Preferential individual customers	137.9	84.5	87.0
Other individual customers	2,571.0	2,495.1	2,327.9
Total	2,708.9	2,579.6	2,414.9

Lending activities

The following table presents Banco de Bogotá’s loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
	(in Ps billions)
Commercial	17,477.9	15,378.2	15,389.4	2,099.6	13.7
Consumer	3,714.9	3,350.2	3,318.6	364.7	10.9
Microcredit	201.9	213.0	192.9	(11.1)	(5.2)
Mortgages	55.4	52.3	48.5	3.1	5.9
Financial leases	696.3	682.3	722.4	14.0	2.0
Total	22,146.4	19,676.0	19,671.7	2,470.4	12.6

Commercial loans

Banco de Bogotá’s commercial loan portfolio consists of general purpose loans, loans funded by development banks, working capital loans, credit cards and overdrafts.

The following table presents Banco de Bogotá’s commercial loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
	(in Ps billions)
General purpose loans	12,038.2	7,987.4	7,314.3	4,050.8	50.7
Loans funded by developments banks	868.6	832.8	895.6	35.8	4.3
Working capital loans	4,316.3	6,365.5	6,953.3	(2,049.2)	(32.2)
Credit cards	122.3	121.0	117.0	1.4	1.1
Overdrafts	132.5	71.6	109.1	60.9	85.0
Total	17,477.9	15,378.2	15,389.4	2,099.6	13.7

Consumer loans

Banco de Bogotá’s consumer loan portfolio consists of personal loans, automobile and other vehicle loans, credit cards and overdrafts.

The following table presents Banco de Bogotá’s consumer loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
	(in Ps billions)
Credit cards	747.0	704.1	686.5	42.9	6.1
Personal loans	2,343.2	2,036.0	1,986.3	307.2	15.1
Automobile and other vehicle loans	578.7	574.8	598.4	3.9	0.7
Overdrafts	46.0	35.2	47.3	10.8	30.6
Total	3,714.9	3,350.2	3,318.6	364.7	10.9

Financial leases

Leasing Bogotá, Banco de Bogotá’s leasing subsidiary, had Ps 235.6 billion of leasing assets and Ps 5.0 billion of net income at December 31, 2009, an increase of 4.9% and 14.9% respectively, over the Ps 224.6 billion of leasing assets and Ps 4.4 billion of net income at December 31, 2008. To enhance operating synergies, Leasing Bogotá was merged into Banco de Bogotá in 2010, and Banco de Bogotá now directly offers leasing products.

Leasing Corficolombiana, Corficolombiana’s leasing subsidiary, had Ps 429.6 billion and Ps 448.6 billion of financial leasing assets at September 30, 2010 and December 31, 2009 respectively, and Ps 9.5 billion and Ps 12.7 billion of net income at September 30, 2010 and December 31, 2009 respectively. Corficolombiana is a subsidiary of Banco de Bogotá.

Deposit-taking activities

Banco de Bogotá offers customers checking accounts, savings accounts, time deposits (CDs) and other deposits as described in the table below.

The following table presents a breakdown of Banco de Bogotá’s deposits by product type at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
	(in Ps billions)
Checking accounts	4,891.3	5,167.1	4,987.4	(275.8)	(5.3)
Savings accounts	10,508.7	9,729.5	7,826.3	779.2	8.0
Time deposits	9,635.5	9,137.5	8,960.0	498.0	5.4
Other deposits	501.4	347.9	376.9	153.5	44.1
Total	25,536.9	24,382.0	22,150.6	1,154.9	4.7

Treasury operations

Banco de Bogotá’s treasury operations are focused on fixed-income securities, foreign exchange transactions and derivatives. Derivatives transactions include basic coverage such as forwards, options and swaps.

Since 2008, Banco de Bogotá is active in the Colombian futures market, with futures operations in securities and exchange rate indexes.

For additional information, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources—Funding.”

Distribution

The following map presents Banco de Bogotá’s points of service across the principal regions of Colombia at December 31, 2008, 2009 and September 30, 2010.

_____________
Source: Banco de Bogotá

Note: Other points of service include non-banking correspondents (corresponsales no bancarios), electronic service points (agilizadores electrónicos) and collection centers (centros de pago).

Banco de Bogotá has network concentration of approximately 50% in Colombia’s central region, of which Bogotá represents approximately 30%. Banco de Bogotá has market share of approximately 14% of branches and approximately 10% of ATMs at June 30, 2010. Branch and ATM data relating to our competitors at September 30, 2010 is not available as of the date of this registration statement.

The following table presents transaction volumes through Banco de Bogotá’s physical distribution channel at the dates indicated.

	At September 30,	At December 31,		At September 30,	At December 31,
	Transactions			% of total transactions
Banco de Bogotá	2010	2009	2008	2010	2009	2008
	(in thousands)
Branches	93,648	126,912	119,227	48.3	48.9	54.3
ATMs	28,468	37,526	35,388	14.7	14.5	16.1
Other	6,485	8,086	6,771	3.3	3.1	3.1
Total	128,601	172,524	161,386	66.4	66.4	73.5

The following table presents transaction volume for online banking, mobile banking and automated telephone banking channels at the dates indicated.

	At September 30,	At December 31,		At September 30,	At December 31,
	Transactions			% of total transactions
Banco de Bogotá	2010	2009	2008	2010	2009	2008
	(in thousands)
Online banking	58,484	80,080	54,289	30.2	30.8	24.7
Mobile banking	254	222	29	0.1	0.1	0.0
Automated telephone banking	6,363	6,865	3,743	3.3	2.6	1.7
Total	65,101	87,167	58,061	33.6	33.6	26.5

Other services and products

In addition to the banking services and products offered pursuant to its strategy, Banco de Bogotá also offers the following other services and products:

•
fiduciary services including portfolio management, collateral and payment services for project finance, and real estate escrow services through its 95.0% ownership interest in Fiduciaria Bogotá S.A., the second-largest fiduciary in Colombia as measured by net income and the third measured by assets under management at September 30, 2010;

•	merchandise storage and deposit, customs agency, cargo management and merchandise distribution, through its subsidiary Almaviva;

•
brokerage services, fund management, portfolio management, securities management, and capital markets consulting services through its 22.8% ownership interest in Casa de Bolsa S.A. Sociedad Comisionista de Bolsa;

•
pension fund administration through Porvenir, by which Banco de Bogotá is the leading pension fund administrator in Colombia, as measured by number of customers, assets under management, ROAE and profitability at September 30, 2010; and

•
investment banking, treasury and private banking services through Corficolombiana, the largest merchant bank in Colombia as measured by assets. Private banking services are also provided directly by Banco de Bogotá since 2003.

In 2009, through its bancassurance line, Banco de Bogotá began offering unemployment insurance for its loans, through which the insurer provides coverage for the first six months of missed payments. Banco de Bogotá intends to expand its bancassurance offerings over the next few years.

Banco de Occidente

Banco de Occidente is the fifth-largest bank in Colombia, with market shares of 7.0% of deposits and 7.5% of loans at September 30, 2010.

Banco de Occidente focuses on enterprise customers, state-owned entities and retail customers and has a diversified revenue stream. For the nine-month period ended September 30, 2010, its loan portfolio was distributed as follows: approximately 21.0% in consumer and auto lending; approximately 59.0% in corporate and public sector lending; and approximately 20.0% in SME. Banco de Occidente had market shares of 7.5% of commercial loans and 5.5% of consumer loans at September 30, 2010.

Historically, Banco de Occidente has had a market share of approximately 14% of checking accounts for the past five years. Additional areas of focus for future growth include low-risk consumer loan services and products such as payroll loans and loans to government agencies. Banco de Occidente’s ROAE was 22.8% for 2009 and 18.2% for the nine-month period ended September 30, 2010.

Ownership

The following table presents the share ownership structure of Banco de Occidente at September 30, 2010.

Banco de Occidente ownership
(in percentages)
Grupo Aval	68.0
Corficolombiana (1)	6.1
Mr. Sarmiento Angulo (additional beneficial ownership)	13.1
Subtotal	87.2
Other investors (2)	6.4
General public	6.4
Total	100.0
_____________
(1)
Corficolombiana holds an additional 4.0% beneficial interest in Banco de Occidente, due to the merger of Leasing de Occidente into Banco de Occidente in June 2010. 70% of these shares are expected to be sold by December 31, 2011 and the remaining 30% of the shares are expected to be sold by December 31, 2012, in open-market transactions through the Colombian Stock Exchange.

(2)
Based on publicly available information, we have identified a group of investors who have maintained ownership of record of at least one percent in Banco de Occidente over a significant period of time.

History

Founded in 1965 in Cali, Colombia, Banco de Occidente was acquired by Mr. Sarmiento Angulo in 1971. In 1976, Banco de Occidente launched the “Credencial” credit card, which was initially conceived and operated as an independent credit card system but which now operates under the Visa and MasterCard franchises.

Banco de Occidente (Panama) was established in 1982. Fiduciaria de Occidente was founded in 1991 and provides financial services focused in the southwest of Colombia. Banco de Occidente acquired and merged Banco Aliadas and Banco Unión into its operations in 2005 and 2006, seeking to strengthen its automobile finance and high-end consumer loan business, as well as to expand to other regions of Colombia.

Business overview and operations

Banco de Occidente offers a comprehensive services and product portfolio, including a broad range of loan and leasing services and products. It serves enterprise customers with a focus on large- and medium-sized companies, and consumers with medium- to high-income levels. Banco de Occidente also offers its customers an extensive range of services focused on collection and payment solutions, such as: tax payment and customs services, consignment services, online and bar code collection, web services, credit card collection, electronic collection, automatic debit, third-party electronic payments, programmed service payments, social security payments and prepaid cards. Banco de Occidente also performs various services in connection with customers’ import/export activities, including foreign exchange services, documentation services and guarantees.

The following chart presents Banco de Occidente’s principal subsidiaries at January 31, 2011.

_____________
Source: Company data at January 31, 2011.

(1)	Remaining shares held 35.0% by Fiduciaria de Occidente and 19.9% by Corficolombiana.

Enterprise customers

Banco de Occidente’s enterprise customers are classified as follows: very large corporations, with annual incomes in excess of Ps 60 billion; large corporations, with annual incomes of between Ps 15 billion and Ps 60 billion; medium-size businesses, with annual incomes of between Ps 5.5 billion and 15 billion; small businesses, with annual incomes of between Ps 0.5 billion and Ps 5.5 billion; and public sector institutions. Banco de Occidente’s focus is on very large and large corporations, which represented approximately 51.6% of its loan portfolio at September 30, 2010.

At September 30, 2010, Banco de Occidente had approximately 59,100 enterprise customers, an increase of approximately 4.4% over the approximately 56,600 enterprise customers at December 31, 2009.

The following table presents Banco de Occidente’s enterprise customers at the dates indicated.

	At September 30,	At December 31,
	2010	2009	2008
	(in thousands)
Very large corporations	1.5	1.3	1.1
Large corporations	4.7	3.3	3.8
Medium-size businesses	6.2	12.9	3.7
Small businesses	45.4	37.8	38.6
Public sector institutions	1.4	1.3	1.3
Total	59.1	56.6	48.6

Individual customers

Banco de Occidente’s individual customers are classified as follows: preferential customers, with annual incomes in excess of 43 times the annual minimum wage of Ps 6.2 million in 2010; high-net worth individuals, with annual incomes of between six and 43 times the annual minimum wage; mass-market and microfinance individuals, with annual incomes of between 1.5 and six times the annual minimum wage and microfinance businesses, with annual incomes of under Ps 0.5 billion. Banco de Occidente’s individual customer strategy is to focus on high-net worth individuals.

At September 30, 2010, Banco de Occidente had a total of approximately 423,800 individual customers, a decrease of approximately 2.5% over the approximately 434,800 individual customers at the end of 2009.

The following table presents the number of individual customers that Banco de Occidente served at the dates indicated.

	At September 30,	At December 31,
	2010	2009	2008
	(in thousands)
Preferential customers	2.3	2.2	2.0
High net-worth individuals	86.6	106.2	97.3
Mass-market, microfinance individuals and microfinance businesses	334.9	326.4	316.5
Total	423.8	434.8	415.8

Lending activities

The following table presents Banco de Occidente’s loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
	(in Ps billions)
Commercial	6,644.0	6,392.4	6,423.1	251.7	3.9
Consumer	2,209.5	2,105.5	2,074.3	104.0	4.9
Microcredit	—	—	—	—	—
Mortgages	12.6	11.9	13.4	0.7	6.2
Financial leases	2,410.4	2,336.7	2,190.4	73.7	3.2
Total	11,276.5	10,846.4	10,701.2	430.2	4.0

Commercial loans

Banco de Occidente’s commercial loan portfolio consists of general purpose loans, loans funded by development banks, working capital loans, credit cards and overdrafts.

The following table presents Banco de Occidente’s commercial loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
	(in Ps billions)
General purpose loans	4,211.9	3,406.1	3,650.1	805.8	23.7
Loans funded by development banks	447.3	422.3	358.6	25.0	5.9
Working capital loans	1,884.2	2,486.6	2,329.4	(602.4)	(24.2)
Credit cards	40.2	37.2	33.9	3.0	8.0
Overdrafts	60.3	40.1	51.1	20.2	50.5
Total	6,644.0	6,392.4	6,423.1	251.7	3.9

Consumer loans

Banco de Occidente’s consumer loan portfolio consists of personal loans, automobile and other vehicle loans, credit cards, overdrafts, general purpose loans and other loans.

The following table presents Banco de Occidente’s consumer loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
	(in Ps billions)
Credit cards	418.8	403.6	422.6	15.2	3.8
Personal loans	805.1	750.8	672.9	54.3	7.2
Automobile and other vehicle loans	830.5	805.6	835.7	24.8	3.1
Overdrafts	12.5	10.1	13.7	2.3	23.2
Loans funded by developments banks	—	0.3	0.1	(0.3)	(100.0)
General purpose loans and other loans	142.6	134.9	129.4	7.7	5.7
Total	2,209.5	2,105.5	2,074.3	104.0	4.9

Financial leases

Leasing de Occidente S.A., which was formerly a Banco de Occidente’s leasing subsidiary until June 2010 (when it was merged into Banco de Occidente), was the second-largest leasing business in Colombia as measured by assets at June 30, 2010.

To take advantage of Banco de Occidente’s lower cost of funding, wider distribution network and centralized administration, Leasing de Occidente was merged into Banco de Occidente and Banco de Occidente now directly offers leasing products. Upon completion of the merger, our share ownership of Banco de Occidente decreased from 73.2% to 68.0%. Banco de Occidente had Ps 2,410.4 billion of leasing assets at September 30, 2010, an increase of 3.2% over the Ps 2,336.7 billion of leasing assets at December 31, 2009.

Deposit-taking activities

Banco de Occidente has a relatively low cost of funds as a result of its relatively high proportion of deposits held in checking accounts. At September 30, 2010, approximately 33.7% of Banco de Occidente’s deposits were held by customers in checking accounts, as compared to a national banking system average of approximately 17.9% at that date.

Banco de Occidente offers checking accounts, savings accounts, time deposits and other deposits as described in the table below. The following table presents a breakdown of Banco de Occidente’s deposits by product type at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
	(in Ps billions)
Checking accounts	3,841.6	4,426.1	3,682.8	(584.5)	(13.2)
Savings accounts	5,059.8	4,434.0	3,946.7	625.8	14.1
Time deposits	2,591.2	3,219.2	3,339.4	(628.0)	(19.5)
Other deposits (1)	166.2	228.9	177.1	(62.7)	(27.4)
Total	11,658.8	12,308.2	11,146.0	(649.4)	(5.3)
_____________
(1)	Includes active account portfolios, payroll accounts, funds held in trust, banks and correspondents, special deposits, and temporary deposits held in connection with collection services agreements.

Treasury operations

Banco de Occidente’s treasury operations are focused on fixed-income securities, foreign exchange transactions and derivatives. With respect to its derivatives operations, Banco de Occidente mainly provides foreign exchange coverage to its customers and seeks interest rate and foreign exchange coverage for its own assets, especially strategic assets denominated in foreign currency and permanent investments in subsidiaries.

For additional information, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources—Funding.”

Distribution

The following map presents Banco de Occidente’s points of service across the principal regions of Colombia, at December 31, 2008, 2009 and September 30, 2010.

_____________
Source:  Banco de Occidente

Note: Other points of service include non-banking correspondents (corresponsales no bancarios), electronic service points (agilizadores electrónicos) and collection centers (centros de pago).

Banco de Occidente has a network concentration of approximately 40% in Colombia’s central region and approximately 29% in Bogotá. Banco de Occidente is also active in the southwestern region of Colombia, in which approximately 24% of its distribution network is located. Banco de Occidente has approximately 3.8% market share of branches and approximately 1.7% market share of ATMs at June 30, 2010. Branch and ATM data relating to our competitors at September 30, 2010 is not available as of the date of this registration statement.

The following table presents transaction volumes through Banco de Occidente’s physical distribution channels at the dates indicated.

	Transactions			% of total transactions
	At September 30,	At December 31,		At September 30,	At December 31,
Banco de Occidente	2010	2009	2008	2010	2009	2008
	(in thousands)
Branches	27,553	35,060	35,470	33.8	34.5	37.9
ATMs	4,394	6,572	6,570	5.4	6.5	7.0
Other	1,257	1,668	1,317	1.5	1.6	1.4
Total	33,204	43,300	43,357	40.8	42.6	46.4

The following table presents transaction volume for online banking, mobile banking and automated telephone banking channels at the dates indicated.

	Transactions			% of total transactions
	At September 30,	At December 31,		At September 30,	At December 31,
Banco de Occidente	2010	2009	2008	2010	2009	2008
	(in thousands)
Online banking	45,678	52,869	43,989	56.1	52.0	47.1
Mobile banking	14	15	2	0.0	0.0	0.0
Automated telephone banking	2,530	5,502	6,127	3.1	5.4	6.6
Total	48,222	58,386	50,118	59.2	57.4	53.6

Other services and products

In addition to the banking services and products offered pursuant to its strategy, Banco de Occidente also offers the following services:

•
fiduciary services, including portfolio management, trust management and fiduciary guarantees through its 95.0% ownership interest in Fiduciaria de Occidente S.A., the fourth-largest fiduciary in Colombia, as measured by net income and assets under management at September 30, 2010 and

•
deposits and loans in foreign currencies through its 95.0% ownership interest in Banco de Occidente (Panama) and U.S. dollar and Euro deposits, loans and credit cards through Occidental Bank (Barbados) Limited.

In 2009, through its bancassurance line, Banco de Occidente began offering unemployment insurance for its loans, where the insurer provides coverage for the first six months of missed payments. Banco de Occidente intends to expand its bancassurance offerings over the next few years.

Banco Popular

Banco Popular is the sixth-largest bank in Colombia, with a market share of 5.3% of loans at September 30, 2010. Banco Popular operates primarily in the consumer and public sector businesses, with operations across all regions of Colombia. Banco Popular is a premier provider of financial solutions to government entities nationwide with a particular strength in public sector deposits and loans, and a significant part of its portfolio consists of payroll loans to public sector employees.

Banco Popular achieved improved returns on its consumer loan portfolio due to its access to payroll deductions for repayment of loans, which has resulted in consumer loans with a substantially lower-risk profile for consumer loans (consumer past-due loans of 3.1% compared to a banking system average of 5.1% at September 30, 2010). At and for the nine-month period ended September 30, 2010, Banco Popular had total assets of Ps 12,907.5 billion and net income of Ps 282.5 billion and 173 branches.

Banco Popular’s focus on consumer loans and institutional customers generates a mix of well-diversified and stable sources of revenues which contributed to its status as the most profitable bank among our principal competitors in 2009 and at the nine-month period ended September 30, 2010 with ROAE of 26.5% and 25.4%, respectively.

Banco Popular’s strategy for the future is based on four pillars: (1) increasing participation in payroll loans; (2) further penetrating the medium-size business sector (companies with annual incomes of between Ps 2 billion and Ps 40 billion); (3) maintaining dynamic credit origination with Grupo Aval’s other banking subsidiaries; and (4) continuing to optimize its funding sources, taking advantage of currently low interest rates and longer tenor for the issuance of bonds in Colombia. Banco Popular had issued mortgages in the past but they represent less than 1% of Banco Popular’s loan book. Banco Popular does not target this segment actively.

Ownership

The following table presents the share ownership structure of Banco Popular at September 30, 2010.

Banco Popular ownership
(in percentages)
Grupo Aval	30.7
Mr. Sarmiento Angulo (additional beneficial ownership)	63.6
Subtotal	94.3
Ownership by funds managed by Porvenir	1.2
Other investors and general public (1)	4.6
Total	100.0
_____________
(1)	Includes the remaining interest of the Colombian government following privatization.

History

Banco Popular was founded in 1950 as a government-owned entity. It was privatized in 1996 through the sale of approximately 82% of its stock to Popular Investment S.A., an entity beneficially owned by Mr. Sarmiento Angulo. Banco Popular was not integrated into Grupo Aval in 1998 because, among other reasons, at the time Banco Popular had not achieved the same standards of operation as the other Grupo Aval entities and because of contractual limitations set forth in the credit agreements used to finance the acquisition of Banco Popular.

Between 2005 and 2006, Grupo Aval acquired approximately 19% of the shares of Banco Popular through the Colombian Stock Exchange from entities beneficially owned by Mr. Sarmiento Angulo, and in 2006 we assumed control of Banco Popular through a shareholders’ agreement with the majority shareholder Rendifín S.A. (successor to Popular Investments S.A. and beneficially owned by Mr. Sarmiento Angulo), which currently owns 43.5% of the shares of Banco Popular. The agreement automatically terminates if Grupo Aval owns more than 50% of the issued and outstanding shares of Banco Popular. In 2006, Rendifin's shareholders declared that it should be dissolved. Upon liquidation, its shareholding in Banco Popular would be transferred to Rendifin’s shareholders, which are entities beneficially-owned by Mr. Sarmiento Angulo. In 2008, Grupo Aval acquired an additional 12% interest in Banco Popular from the Colombian government and other official entities. Following this acquisition, Grupo Aval’s total ownership in Banco Popular was 30.7%. For a description of Mr. Sarmiento Angulo’s beneficial ownership in Banco Popular and the shareholders’ agreement see “Item 7. Major shareholders and related party transactions—B. Related party transactions—Other transactions with Mr. Sarmiento Angulo and his affiliates.”

Pending Banco Popular share ownership reorganization

As of the date of this registration statement, Grupo Aval directly owns 2,368,686,432 shares (or 30.7%) of the share capital of Banco Popular, while Rendifin S.A., Popular Securities S.A. and Inversiones Escorial S.A. (together, the Banco Popular Shareholders) own 4,872,610,306 (or 63.07%) of the share capital of Banco Popular. Mr. Sarmiento Angulo beneficially owns the Banco Popular Shareholders and has the long-term objective of consolidating ownership in Grupo Aval’s banks at the Grupo Aval level. On January 31, 2011 we entered into an agreement with Rendifin S.A. to acquire 43.5% of Banco Popular’s outstanding shares held by Rendifin S.A. in exchange for 2,073,115,004 of our preferred shares. In addition, in 2011, we expect to enter into agreements to acquire from other companies beneficially owned by Mr. Sarmiento Angulo up to 19.6% of Banco Popular’s outstanding shares and therefore increase our direct ownership in Banco Popular to 93.8%. See “Item 7. Major shareholders and related party transactions—B. Related party transactions—Other transactions with Mr. Sarmiento Angulo and his affiliates—Banco Popular—Banco Popular share ownership reorganization.”

Business overview and operations

Banco Popular is a consumer bank with a comprehensive product portfolio, including a broad range of loan and leasing services and products aimed at specific customer sectors, as described below.

The following chart presents Banco Popular’s principal subsidiaries at January 31, 2011.

_____________
Source: Company data at January 31, 2011.

(1)	The remaining 28.9% shares of Alpopular are held by Corferias (an entity owned mainly by the Bogotá Chamber of Commerce).

Enterprise customers

Banco Popular’s enterprise customers are classified as follows: very large corporations, incomes in excess of Ps 120 billion; large corporations, with revenues of between Ps 40 billion and Ps 120 billion; medium-size business customers, with revenues of between Ps 2 billion and Ps 40 billion; and public sector entities.

At September 30, 2010, Banco Popular had a total of approximately 6,600 corporate and public sector customers, a decrease of approximately 15.4% over approximately 7,800 corporate and public sector customers at December 31, 2009. The following table presents the number of Banco Popular’s enterprise customers at the dates indicated.

	At September 30,	At December 31,
	2010	2009	2008
	(in thousands)
Very large corporations	0.5	0.5	0.5
Large corporations	0.6	0.7	0.6
Medium-size businesses	3.5	4.9	4.5
Public sector entities	1.3	1.2	1.1
Other	0.7	0.6	0.6
Total	6.6	7.8	7.3

Individual customers

Banco Popular classifies as individual mass-market customers all the individual or corporate customers with an income under Ps 2.0 billion. At September 30, 2010, approximately 53.7% of Banco Popular’s total loan portfolio consisted of payroll loans, which Banco Popular believes allow it to obtain higher returns with less risk of default.

At September 30, 2010, Banco Popular had a total of approximately 2,435,000 individual mass-market customers, an increase of approximately 4.2% over approximately 2,336,000 individual customers at December 31, 2009.

Lending activities

The following table presents Banco Popular’s loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
	(in Ps billions)
Commercial	3,357.5	2,674.4	2,164.1	683.2	25.5
Consumer	4,548.5	4,203.8	3,758.7	344.7	8.2
Microcredit	27.6	40.8	31.2	(13.2)	(32.4)
Mortgages	103.5	118.8	136.2	(15.3)	(12.9)
Financial leases	213.4	191.1	191.3	22.4	11.7
Total	8,250.6	7,228.9	6,281.5	1,021.6	14.1

Commercial loans

Banco Popular’s commercial loan portfolio consists of general purpose loans, loans funded by development banks, working capital loans, credit cards and overdrafts.

The following table presents Banco Popular’s commercial loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
	(in Ps billions)
General purpose loans	2,826.7	2,068.0	1,446.3	758.7	36.7
Loans funded by development banks	156.2	213.6	245.2	(57.4)	(26.9)
Working capital loans	359.0	380.7	459.0	(21.7)	(5.7)
Credit cards	3.3	3.2	3.4	0.2	5.1
Overdrafts	12.2	8.8	10.3	3.4	38.6
Total	3,357.5	2,674.4	2,164.1	683.2	25.5

Consumer loans

Banco Popular’s consumer loan portfolio consists of personal loans, automobile and vehicle loans, credit cards, overdrafts and general purpose loans.

The following table presents Banco Popular’s consumer loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
	(in Ps billions)
Personal loans (1)	4,431.3	4,078.2	3,622.5	353.2	8.7
Automobile and vehicle loans	39.0	44.3	48.2	(5.3)	(12.0)
Credit cards	70.8	74.9	81.7	(4.1)	(5.5)
Overdrafts	4.0	4.3	4.3	(0.3)	(8.0)
General purpose loans	3.4	2.2	2.0	1.2	55.7
Total	4,548.5	4,203.8	3,758.7	344.7	8.2

_____________
(1)	Payroll loans represented 97.4%, 99.7% and 99.8% of personal loans at September 30, 2010 and December 31, 2009 and 2008, respectively.

Financial leases

Leasing Popular S.A., which is Banco Popular’s leasing subsidiary, had Ps 213.4 billion and Ps 191.1 billion of financial leasing assets at September 30, 2010 and December 31, 2009, respectively, and Ps 1.4 billion of net income at September 30, 2010 and Ps 1.4 billion net loss at December 31, 2009. To enhance operating synergies, Leasing Popular is expected to merge into Banco Popular, pending regulatory approvals, and Banco Popular will directly offer leasing products thereafter.

Deposit-taking activities

Banco Popular generates a substantial portion of its deposits through agreements with customers pursuant to which they agree to maintain a certain level of deposits in checking and/or savings accounts in exchange for the performance of services, primarily payment and collection services. These deposits totaled Ps 4.4 billion, representing approximately 49.6% of total deposits, at September 30, 2010.

Banco Popular offers customers checking accounts, saving accounts and time deposits.

The following table presents a breakdown of Banco Popular’s deposits by product type at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
	(in Ps billions)
Checking accounts	1,108.6	1,170.9	1,344.0	(62.3)	(5.3)
Savings accounts	6,183.4	5,050.9	4,281.0	1,132.5	22.4
Time deposits	1,548.6	2,030.4	2,093.6	(481.8)	(23.7)
Other deposits	66.0	129.4	113.6	(63.3)	(49.0)
Total	8,906.7	8,381.6	7,832.2	525.1	6.3

For additional information, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources—Funding.”

Distribution

The following map presents Banco Popular’s points of service across the principal regions of Colombia at December 31, 2008, 2009 and September 30, 2010.

_____________
Source: Banco Popular

Note: Other points of service include non-banking correspondents (corresponsales no bancarios), electronic service points (agilizadores electrónicos) and collection centers (centros de pago).

Banco Popular has a network concentration of approximately 52% in Colombia’s central region and approximately 28% in Bogotá. Banco Popular has a market share of approximately 3.9% of branches and a market share of approximately 7.7% of ATMs at June 30, 2010. Branch and ATM data relating to our competitors at September 30, 2010 is not available as of the date of this registration statement.

The following table presents transaction volumes through Banco Popular’s physical distribution channels at the dates indicated.

	At September 30,	At December 31,		At September 30,	At December 31,
	Transactions			% of total transactions
Banco Popular	2010	2009	2008	2010	2009	2008
	(in thousands)
Branches	24,181	36,452	39,049	35.3	38.6	42.4
ATMs	27,986	39,379	39,216	40.9	41.7	42.5
Other	1,217	1,177	376	1.8	1.2	0.4
Total	53,384	77,008	78,642	78.0	81.6	85.3

The following table presents transaction volume for online banking and automated telephone banking channels at the dates indicated.

	Transactions			% of total transactions
	At September 30,	At December 31,		At September 30,	At December 31,
Banco Popular	2010	2009	2008	2010	2009	2008
	(in thousands)
Online banking	13,617	14,396	10,623	19.9	15.3	11.5
Automated telephone banking	1,474	2,978	2,940	2.2	3.2	3.2
Total	15,091	17,374	13,563	22.0	18.4	14.7

Other services and products

In addition to the banking services and products offered pursuant to its strategy, Banco Popular also offers the following services and products:

•	fiduciary services, including portfolio management and trust management through its 94.9% ownership interest in Fiduciaria Popular S.A.;

•
merchandise and document storage and deposit, customs agency, cargo management, surety bond, merchandise distribution and other related services through its 71.1% ownership interest in Alpopular Almacén General de Depósito S.A.; and

•	collection, payment, consignment, investment and foreign exchange services.

In 2009, through its bancassurance line, Banco Popular began offering unemployment insurance for its loans, where the insurer provides coverage for the first six months of missed payments. Banco Popular intends to expand its bancassurance offerings over the next few years.

Banco AV Villas

Banco AV Villas has evolved from being a traditional mortgage lender to a diversified full-service consumer bank targeting middle- and low-income customers. It is our most active bank in usage of non-traditional distribution channels (mobile banking, non-banking correspondents and virtual branches). Banco AV Villas has a broad service network throughout central and northern Colombia, including Bogotá. Banco AV Villas has a market share of 3.4% of deposits, 3.1% of loans, 4.9% of consumer loans and 5.8% of mortgages at September 30, 2010.

At and for the nine-month period ended September 30, 2010, Banco AV Villas had total assets of Ps 6,912.5 billion, net income of Ps 105.4 billion and 238 bank branches. Banco AV Villas’ ROAE was 15.8% for 2009 and 18.1% for the nine-month period ended September 30, 2010. Banco AV Villas efficiency ratio for the nine-month period ended September 30, 2010 was 55.0%.

In the consumer segment, Banco AV Villas focuses on high-margin services and products such as general purpose loans, payroll loans and credit cards, as well as its traditional line of mortgages. It serves customers through a recently expanded sales force and through its traditional retail network, entrepreneurial business centers, and instant credit offices, known as OCIs, where credit applicants receive the outcome of their credit application within two hours. Banco AV Villas also seeks to continue to expand in the small- and medium-size corporate segment. In order to increase transaction volume through electronic channels and improve efficiency, Banco AV Villas has developed projects, such as Nearby Network (Red CERCA), that will allow it to increase coverage by non-banking correspondents and offer a wide array of services to individuals and small- and medium-size businesses through its mobile banking platform.

Ownership

The following table presents the share ownership structure of Banco AV Villas at September 30, 2010.

	Banco AV Villas ownership (includes common and preferred shares)
	(in percentages)
Grupo Aval	79.9	(1)
Mr. Sarmiento Angulo (additional beneficial ownership)	15.3
Subtotal	95.1
General public (2)	4.9
Total	100.0
_____________
(1)	Includes 0.1% of preferred shares.

(2)	Includes a group of investors who have ownership of record of at least one percent in Banco AV Villas over a significant period of time.

History

Corporación de Ahorro y Vivienda Las Villas (predecessor entity to Banco AV Villas) was established by Mr. Sarmiento Angulo in 1972 to finance real estate housing developments. Throughout the 1970s, 1980s and the first half of the 1990s, Corporación de Ahorro y Vivienda Las Villas was a major participant in the mortgage business, particularly in low- to middle-income residential neighborhoods. This preeminence in the mortgage business led to the brand’s positioning and the high level of recognition that it still holds. In 2000, Corporación de Ahorro y Vivienda Las Villas was merged with Corporación de Ahorro y Vivienda Ahorramás, which Grupo Aval acquired in 1997, and in 2002 the merged entity was transformed into a bank under the name Banco AV Villas following a Ps 30.0 billion capital injection by Grupo Aval to weather the Colombian mortgage crisis of the late 1990s. Since that time, the bank’s business focus has been on commercial banking for individuals and small- and medium-size businesses as well as on a smaller mortgage business.

Business overview and operations

The following chart shows Banco AV Villas’ main equity investment at January 31, 2011.

_____________
Source: Company data at January 31, 2011.

(1)	The remaining 60% of A Toda Hora S.A. is owned by Banco de Bogotá, Banco de Occidente and Banco Popular.

A Toda Hora S.A. (ATH) is a wholly-owned indirect subsidiary of Grupo Aval and is the administrator of Grupo Aval’s ATMs and the transactional services that flow through the Red de Grupo Aval, such as internet, e-banking, electronic service points and payment spots, in which Banco AV Villas has a 40% interest. At September 30, 2010, ATH managed approximately 54.0% of Red de Grupo Aval’s 2,374 ATMs.

Enterprise customers

Banco AV Villas’ enterprise customers are classified as follows: enterprise customers, incomes of at least Ps 20 billion; government and institutional customers; small- and medium-size businesses, with revenues between Ps 1 billion and Ps 20 billion; micro businesses, with revenues under Ps 1 billion; and mortgages.

At September 30, 2010, Banco AV Villas had a total of approximately 27,100 enterprise customers, an increase of 1.5% over the approximately 26,800 enterprise customers at December 31, 2009. Banco AV Villas’ focus is on micro-businesses and SME enterprise customers. The following table presents Banco AV Villas’ enterprise customers at the dates indicated.

	At September 30,	At December 31,
	2010	2009	2008
	(in thousands)
Enterprise	1.0	1.1	1.0
Governmental and institutional	0.7	0.6	0.5
Small- and medium-size businesses	5.2	5.4	4.3
Micro businesses	20.2	19.6	16.9
Other	0.1	0.1	0.1
Total	27.1	26.8	22.8

Individual customers

Banco AV Villas’ individual customers are classified as follows: preferential customers, with annual income in excess of six times the annual minimum wage of Ps 6,180,000, and other individual customers, with annual incomes lower than six times the annual minimum wage. Individual customers represented approximately 97% of Banco AV Villas’ loan portfolio at September 30, 2010. Approximately one-third of Banco AV Villas’ individual customer’s loan portfolio consists of payroll loans.

At September 30, 2010 Banco AV Villas had a total of approximately 1,017,600 individual customers, an increase of 4.0% over the approximately 978,600 individual customers at December 31, 2009. The following table presents the number of individual customers that Banco AV Villas served at the dates indicated.

	At September 30,	At December 31,
	2010	2009	2008
	(in thousands)
Preferential customers	93.2	115.7	102.9
Other individual customers	924.4	862.9	846.2
Total	1,017.6	978.6	949.1

Lending activities

The following table presents Banco AV Villas’ loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
	(in Ps billions)
Commercial	1,921.6	1,742.9	1,556.3	178.7	10.3
Consumer	1,945.2	1,736.4	1,218.6	208.8	12.0
Microcredit	25.1	32.2	50.5	(7.2)	(22.2)
Mortgages	717.6	682.4	670.9	35.2	5.2
Leasing	—	—	—	—	—
Total	4,609.4	4,193.9	3,496.3	415.5	9.9

Commercial loans

Banco AV Villas’ commercial loan portfolio consists of general purpose loans, loans funded by development banks, credit cards and overdrafts.

The following table presents Banco AV Villas’ commercial loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
	(in Ps billions)
General purpose loans	1,805.6	1,639.4	1,512.2	166.2	10.1
Loans funded by development banks	105.6	95.3	35.8	10.3	10.8
Credit cards	2.2	2.0	1.5	0.1	6.0
Overdrafts	8.2	6.2	6.7	2.0	32.6
Total	1,921.6	1,742.9	1,556.3	178.7	10.3

Consumer loans

Banco AV Villas’ consumer loan portfolio consists of personal loans, credit cards and overdrafts.

The following table presents Banco AV Villas’ consumer loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
	(in Ps billions)
Personal loans	1,793.0	1,578.4	1,062.1	214.6	13.6
Credit cards	150.0	156.2	154.4	(6.2)	(4.0)
Overdrafts	2.2	1.8	2.2	0.4	19.3
Total	1,945.2	1,736.4	1,218.6	208.8	12.0

Mortgages

Banco AV Villas is the only bank in Grupo Aval that currently offers mortgage loans, with strict underwriting standards: Banco AV Villas does not offer mortgage loans in amounts greater than 70.0% of the value of the property to be purchased, and with maturities of between 5 and 15 years. The average maturities at September 30, 2010 and December 31, 2009 were 114 months and 110 months, respectively. Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income. As a result, its average loan-to-value ratio was 40.3% at September 30, 2010 and 40.4% at December 31, 2009. Banco AV Villas’ mortgage portfolio consisted of Ps 717.6 billion at September 30, 2010, a 5.2% increase from the Ps 682.4 billion at December 31, 2009.

Deposit-taking activities

Banco AV Villas offers customers checking accounts, saving accounts, time deposits and other deposits consisting primarily of transactional accounts. Banco AV Villas’ average savings account rate, one of the lowest in the market, is explained by a low concentration of corporate and government accounts and a significant retail network. For the nine-month period ended September 30, 2010, the average savings account rate was 1.6% for Banco AV Villas and 2.1% for the market as a whole.

The following table presents a breakdown of Banco AV Villas’ deposits by product type at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2010 vs. December 31, 2009
	2010	2009	2008	#	%
	(in Ps billions)
Checking accounts	422.1	388.3	299.4	33.9	8.7
Savings accounts	2,415.2	2,275.7	2,101.5	139.5	6.1
Time deposits	2,103.0	1,758.0	1,634.4	345.0	19.6
Other deposits	36.6	50.3	38.1	(13.7)	(27.3)
Total	4,976.8	4,472.2	4,073.3	504.6	11.3

For additional information, see “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources—Funding.”

Distribution

The following map presents Banco AV Villas’ points of service across the principal regions of Colombia at December 31, 2008, 2009 and September 30, 2010.

_____________
Source: Banco AV Villas

Note: Other points of service include non-banking correspondents (corresponsales no bancarios), electronic service points (agilizadores electrónicos) and collection centers (centros de pago).

Banco AV Villas has a network concentration of approximately 62% in Colombia’s central region and approximately 58% in Bogotá. Banco AV Villas has approximately 21% of its network in the southwestern region. Banco AV Villas has a market share of approximately 5.2% of branches and a market share of approximately 5.2% of ATMs at June 30, 2010. Branch and ATM data relating to our competitors at September 30, 2010 is not available as of the date of this registration statement.

The following table presents transaction volume through Banco AV Villas’ physical distribution channels at the dates indicated.

	Transactions			% of total transactions
	At September 30,	At December 31,		At September 30,	At December 31,
Banco AV Villas	2010	2009	2008	2010	2009	2008
	(in thousands)
Branches	27,655	38,108	40,350	23.3	28.2	32.0
ATMs	28,881	35,111	37,617	24.4	26.0	29.8
Other	4,044	3,709	3,384	3.4	2.7	2.7
Total	60,580	76,928	81,351	51.1	56.9	64.5
The following table presents transaction volume for online banking, mobile banking and automated telephone banking channels at the dates indicated.

	Transactions			% of total transactions
	At September 30,	At December 31,		At September 30,	At December 31,
Banco AV Villas	2010	2009	2008	2010	2009	2008
	(in thousands)
Online banking	51,381	51,455	39,655	43.4	38.1	31.5
Mobile banking	5,130	4,403	1,938	4.3	3.3	1.5
Automated telephone banking	1,358	2,212	3,126	1.1	1.6	2.5
Total	57,869	58,070	44,719	48.9	43.0	35.5

Other services and products

In addition to the banking services and products offered pursuant to its strategy, Banco AV Villas offers payment and collection services, as well as foreign exchange services.

In 2009, through its bancassurance line, Banco AV Villas began offering unemployment insurance for its loans, where the insurer provides coverage for the first six months of missed payments. Banco AV Villas intends to expand its bancassurance offerings over the next few years.

Porvenir

Porvenir is the leading private AFP in Colombia, with a market share of 31.5% of mandatory pension fund individual customers and 28.9% of severance plan individual customers at September 30, 2010. Porvenir also provides voluntary pension funds and manages third-party sponsored pension funds. Pension funds provide individual savings for retirement, and severance funds provide temporary income to employees who lose their jobs. Through Gestión y Contacto S.A., Porvenir manages pension-related information systems designed to provide employees with efficient payment solutions.

At September 30, 2010, Porvenir had Ps 35.5 billion in total assets under management, of which Ps 26.2 billion was managed under the mandatory pension fund, Ps 2.0 billion was managed under the severance fund, Ps 1.7 billion was managed under the voluntary pension fund and Ps 5.5 billion was managed as a third-party sponsored pension liability fund.

At September 30, 2010, Porvenir had shareholders’ equity of Ps 488.6 billion and net profits of Ps 124.5 billion. Since its inception, Porvenir has been the leader in the Colombian private pension and severance fund markets.

Porvenir’s strengths include the following:

•	Porvenir is the most profitable AFP in Colombia, with an ROAE of 35.6% at September 30, 2010;

•
Porvenir has the largest and, we believe, most effective sales force in the industry with a nationwide presence. At the same time, it is the most efficient AFP in Colombia, with an efficiency ratio of 40.9% at September 30, 2010; and

•
Porvenir has access to Grupo Aval’s banking network. This advantage is particularly relevant in the severance market, as Grupo Aval’s banks provide financing to employers to comply with legally imposed annual severance allowance liabilities for their employees. In addition, the banks of Grupo Aval provide collection services for all of the funds administered by Porvenir.

Ownership

The following table presents the share ownership structure of Porvenir at September 30, 2010.

Porvenir ownership
%
Grupo Aval	20.0
Banco de Bogotá	35.2
Banco de Occidente	23.1
Fiduciaria Bogotá	11.6
Fiduciaria de Occidente	10.0
Total	100.0

History

Porvenir was formed in 1991, and began its operations as a leading severance fund manager with nationwide operations. The pension fund system in Colombia has been historically administered by the Colombian Institute of Social Security (now Colpensiones) and was a government-sponsored defined public benefit plan. In 1993, however, a system of defined individual contributions was introduced, to be administered by private pension companies under the supervision of the Superintendency of Finance. In contrast to the “pay as you go” system, this new system was characterized by being funded by the savings of each individual customer. This system has grown significantly to become the principal pension fund system in Colombia. As a result of the market shift, private pension companies have become important participants in the local capital markets.

In 1994, Porvenir commenced operations under this new regime, and rapidly became the leader in mandatory pension fund plans. At that time, Porvenir’s ownership was divided between Grupo Aval’s banks, which held a majority interest, and Provida, the largest AFP in Chile. In 2003, Porvenir founded an AFP in the Dominican Republic in association with local banks, which it sold in the same year to one of Provida’s related companies. At the same time Provida’s participation in Porvenir was bought by Grupo Aval entities.

In 2009, the regulatory system changed the mandatory pension system from a single fund for all affiliates to a multi-fund system (following examples in Chile, Mexico and Peru), which will continue to be implemented through 2011, allowing individuals to select from among funds with different risk profiles. This shift represented a milestone in the Colombian pension fund industry and allows for more flexibility and greater opportunities for AFPs in Colombia.

The following chart shows Porvenir’s principal subsidiary at January 31, 2011.

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Source: Company data at January 31, 2011.

Business overview

The Ministry of Finance limits the range of assets in which AFPs can invest and also sets concentration limits. In addition, each AFP is required by law to provide a minimum return on investment for each of its mandatory pension and severance funds. This minimum return is primarily based on the weighted average of aggregate returns of the AFPs and a reference portfolio established by the Superintendency of Finance.

If a fund’s cumulative return for any month is lower than the minimum return, based on a measurement period of 36 months for the mandatory pension fund and 24 months for the severance fund, the AFP must supplement the necessary amount to cover the difference within a period of five days. To do so, the AFP must first apply funds from its “stabilization reserve,” which is a portion of the AFP’s capital invested in the fund administered by the AFP and which must represent at least 1.00% of the value of that fund. If the stabilization reserve is insufficient to cover the difference, the AFP must provide resources from its remaining capital within the same five-day period. If an AFP fails to meet the above requirements within the five-day period, FOGAFIN, the Colombian deposit insurance fund, is required to supply funds to cover the shortfall. In that event, the AFP may be dissolved and the fund transferred to another AFP. See “Item 3. Key information—D. Risk factors—Risks relating to our pension and severance fund management business—Porvenir operates in a highly regulated market, which limits its flexibility to manage its businesses.”

At September 30, 2010, 60.8% of Porvenir’s net income was derived from mandatory pension funds, 11.6% from severance funds, 9.2% from voluntary pension funds and 3.6% from third-party sponsored pension liability funds. Porvenir derived the remaining 14.8% of its income from a combination of its own portfolio, stabilization reserves and other income.

Mandatory pension funds

Mandatory pension funds are independent trusts formed by contributions made by individual customers to the social security pension system.

At September 30, 2010, mandatory pension funds represented 74.0% of Porvenir’s assets under management, and constitute its main line of business.

Contributions to these pension funds are mandatory for all employees in Colombia and are jointly funded by the employer and the employee. The base contribution rate is 16.0% of an employee’s base salary (up to 17.0% for employees meeting a certain salary threshold), whereby the employer contributes 75.0% and the employee 25.0% of the base contribution rate. Contributions are paid on a monthly basis. Of the 16.0%-17.0% total contribution, 11.5% goes to the individual customer’s fund. The AFP retains 300 basis points as compensation, of which Porvenir currently pays 145 basis points (1.45%) to an insurer for life and disability coverage, to which it is required by law to subscribe. New life and mortality rate tables have recently been adopted in Colombia and will become effective on October 1, 2010. These tables account for longer life expectancy trends, which may result in an increase in the amount we pay for insurance and may affect our results of operations. The percentage that Porvenir pays for this insurance may increase or decrease depending on market conditions and other factors. The remainder is distributed between the National Solidarity Fund (Fondo de Solidaridad Pensional), depending on the employee’s salary (up to 1.0%), and the National Minimum Pension Warranty Fund (Fondo de Garantía de Pensión Mínima) (at 1.5%). The following chart presents this breakdown.

Breakdown of contributions for mandatory pension funds

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(1)	Porvenir currently pays 1.45% of this 3.0% compensation for life and disability insurance coverage.

Porvenir earns revenues related only to an individual customer’s monthly contributions and does not charge a fee for the balance that is managed for its active customers. Inactive customers are charged a fee, calculated based on the monthly fund returns.

Employees may freely select their mandatory pension fund, a private AFP of their choice or the government-sponsored defined public benefit plan, administered by Colpensiones, and can change plans after meeting minimum tenure requirements of five years to switch from the public fund to a private plan, and six months to switch between private fund providers. Whenever an employee changes from one AFP to another, his/her entire savings balance at the fund is transferred to the pension fund administered by the new AFP.

Mandatory pension funds cannot be withdrawn prematurely, and generally expand over the individual’s working years. As a result, mandatory pension funds are a more traditional product due to their risk profile. These types of investments tend to be more stable over time. Porvenir is a market leader in the mandatory pensions area, with Ps 26.2 billion of assets under management and 2.9 million individual customers at September 30, 2010. Porvenir also leads its competitors in annual collections and new customers, and had a 39.6% market share of new customers at September 30, 2010, based on individual customers.

Severance funds

Severance funds are independent trusts formed by the accumulated severance payment allowance required by Colombian labor law. The severance payment allowance is a social benefit inuring to employees for which employers are responsible under an employment agreement. The allowance consists of the payment of one month’s salary per year of service and pro rata amounts for fractions of a year. This amount is deposited directly with the AFP by the employer.

Severance accounts represented 5.5% of Porvenir’s assets under management at September 30, 2010.

Under Law 1328 of 2009, severance funds are divided into two portfolios, one for a long-term administration and a second for a short-term administration of the resources. Severance funds tend to be withdrawn fully over the 12 months following their deposit. Long-term growth comes from returns on these funds accumulated over the year. Porvenir and all other AFPs in Colombia charge a fee (per year for assets under management) of 1.0% for amounts in the mandatory investments short-term portfolio and 3.0% in the long-term portfolio. Previously, AFPs charged a flat fee of 4.0%. Employees may choose a different AFP to manage their severance fund payments from the AFP chosen to manage those of their mandatory pension fund.

Porvenir is the market leader in the severance area, with Ps 2.0 billion of assets under management and 1.6 million customers at September 30, 2010.

Voluntary pension funds

Voluntary pension funds are independent trusts formed by contributions from their participants and/or sponsors and their respective yields, for the purposes of complying with one or several voluntary retirement or disability pension plans.

Voluntary pension funds represented 4.9% of Porvenir’s assets under management at September 30, 2010.

All contributors to voluntary pension funds can invest their funds in one or more portfolios with different objectives, durations and risk profiles.

Porvenir earns annual management commissions for assets under management that range between 1.0% and 4.0%, depending on the balance of the customer and the selected portfolios (lower commissions for liquidity portfolios and higher commissions for more complex portfolios). At September 30, 2010, Porvenir had Ps 1.7 billion of voluntary pension assets under management and 83,610 voluntary pension fund individual customers.

Third-party sponsored pension liability funds

Third-party sponsored pension liability funds represent approximately 15.6% of Porvenir’s assets under management at September 30, 2010. Third-party sponsored pension liability funds are made up of deposits from different institutions (both private and publicly owned) that require a professional institution to manage a fund that is usually created to finance particular pension regimes (i.e., pensions that are paid by the employer; before 1994, companies were allowed to establish their own internal pension systems).

Third-party sponsored pension liability funds in some cases have a minimum guaranteed return pursuant to their terms. Porvenir had Ps 5.5 billion of such assets under management at September 30, 2010, mostly under contracts of five years. The most important of these contracts is with the National Pension Fund of Territorial Entities (Fondo Nacional de Pensiones de las Entidades Territoriales), or FONPET, which is subject to renewal upon expiration in June 2011. Porvenir retains a percentage of the yearly returns of each third-party sponsored pension liability fund, and in some cases, a portion of assets under management.

Porvenir’s investments

Porvenir is required to own at least 1.00% of the funds it manages that are subject to a minimum return, known as the stabilization reserve. This stabilization reserve represents 62.0% of Porvenir’s proprietary investments. In addition, Porvenir holds voluntary investments. Revenues related to Porvenir’s stabilization reserve and its proprietary portfolio represented 14.3% of the total revenues of the company at September 30, 2010.

Distribution

Porvenir attracts new individual customers mainly through its large direct sales force (approximately 1,000 individuals) who report to four regional sales managers located in Barranquilla (northern region), Medellín (northwestern region), Cali (southern region) and Bogotá (central region). Porvenir has 33 offices, 10 service modules and 47 electronic service centers. It maintains a presence in all regions of Colombia through its service agreements with Grupo Aval’s banks.

Corficolombiana

Corficolombiana is the largest merchant bank in Colombia based on total assets at December 31, 2009. Corficolombiana focuses on four main lines of business: (1) equity investments in strategic sectors of the Colombian economy, including, in particular, infrastructure, electricity and gas, and finance; (2) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (3) treasury operations; and (4) private banking.

Corficolombiana had total consolidated assets and shareholders’ equity of Ps 10,582 billion and Ps 2,721 billion, respectively, at September 30, 2010 and net income of Ps 668.4 billion in 2009 and Ps 356.2 billion for the nine-month period ended September 30, 2010.

The following table presents the share ownership structure of Corficolombiana at September 30, 2010.

	Corficolombiana ownership (includes common and preferred shares)
	(in percentages)
Banco de Bogotá	37.5
Banco de Occidente	13.4
Banco Popular	5.5
Subtotal	56.4
Ownership by funds managed by Porvenir	4.0	(1)
Other investors (2)	14.0
General public	25.6
Total	100.0%
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(1)	Includes 1.2% of preferred shares.

(2)	Based on publicly available information, we have identified a group of investors who have maintained positions of at least one percent in Corficolombiana over a significant period of time.

Corficolombiana’s business model is based on three premises: (1) investing in businesses in strategic sectors of the Colombian economy; (2) distributing cash flows generated by its equity investment portfolio to its shareholders; and (3) acting as an investment fund and financial advisor that is listed on the Colombian Stock Exchange and regulated by the Superintendency of Finance. Corficolombiana’s equity investment strategy is to acquire and hold majority or substantial stakes in strategic businesses. These investments enable Corficolombiana to exert significant influence or control over these businesses’ operations and to promote revenue growth, operational efficiencies and optimization of the capital structures. Corficolombiana endeavors to achieve a balance between companies with potential to generate cash and companies with capacity to create value.

Corficolombiana’s funding strategy seeks to minimize liquidity risk by funding equity investments using its own equity, principally retained earnings. It has not sought to raise equity capital from its shareholders in the last five years. Between January 1, 2008 and September 30, 2010, the book value of Corficolombiana’s equity investment portfolio increased by 56.2% (on a consolidated basis and 41.3% on an unconsolidated basis) and its shareholders’ equity increased by 39.5% (on a consolidated basis and 50.8% on an unconsolidated basis). At September 30, 2010, the gross book value of Corficolombiana’s investment portfolio before provisions totaled Ps 2,144.5 billion on a consolidated basis (and Ps 2,910.4 billion on an unconsolidated basis) and its shareholders’ equity totaled Ps 2,721.3 billion (on a consolidated basis).

Corficolombiana is regulated as a finance corporation by the Superintendency of Finance. Under Colombian law, a finance corporation is permitted to hold equity ownership positions in both financial and non-financial companies, unlike banks, which may only invest in financial companies. See “—Industry—Supervision and regulation.”

History

Corficolombiana was founded in 1959 as an affiliate of Banco de Bogotá. Since 1997, it has acquired and merged with seven financial institutions. In 2005, Corficolombiana completed its most recent merger, with Corfivalle S.A., which resulted in Corficolombiana becoming the largest merchant bank in the country. Following this merger, Corficolombiana transferred its loan portfolio to Banco de Bogotá in order to focus on its merchant banking businesses.

Equity investment portfolio

Corficolombiana primarily invests in six sectors of the Colombian economy: infrastructure; electricity and gas; retail fuel distribution; financial services; hotels; and agribusiness. It generally seeks to invest in businesses with leading market positions, strong cash flows and growth potential.

The following charts provide information concerning Corficolombiana’s investments in sectors of the Colombian economy at September 30, 2010 and for the nine-month period ended September 30, 2010, as the case may be.

Sector breakdown by book value of investments at September 30, 2010	Sector breakdown by earnings (1) for the nine-month period ended September 30, 2010

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(1)	Corresponds to the sum of the net income of each of the investments, adjusted to reflect the ownership interest of Corficolombiana.

Corficolombiana has a track record of growth in its equity investment portfolio as measured by its book value evolution. Future growth will depend, in large part, on the identification of new investments and growth in the economic sectors in which it invests. During 2009, Corficolombiana made at least one new investment in each of its six key sectors, and believes that it will have opportunities for further investments in each such sector in the coming years. In terms of its existing portfolio of equity investments, Corficolombiana intends to focus on realizing value from these investments through private sales or public offerings.

Corficolombiana’s infrastructure investments are concentrated in highway concession projects, a sector in which it is the leading private investor in Colombia. Among other investments, it has controlling ownership positions in three highway concession projects, consisting of the 85.6 kilometer highway between Bogotá and Villavicencio, the 57.0 kilometer highway between Buga, Tuluá and La Paila (subsequently extended by 20.1 kilometers to La Victoria), and the 38.3 kilometer highway between Fontibón and Facatativá. Corficolombiana’s infrastructure investments totaled Ps 205.3 billion after provisions at September 30, 2010 (on an unconsolidated basis).

Corficolombiana’s main investments in the energy and gas sector include minority stakes in the second-largest natural gas pipeline company in Colombia (Promigas S.A. E.S.P.), an electricity and gas conglomerate (Empresa de Energía de Bogotá), and a majority stake in a gas distribution company in northern Perú (Gascop). Corficolombiana’s electricity and gas investments totaled Ps 1,233.6 billion at September 30, 2010 (on an unconsolidated basis and after provisions).

Corficolombiana’s principal investment in the retail fuel distribution sector is a minority interest in Sociedad de Inversiones en Energía S.A., or Terpel, a company that operates 1,800 service stations in Colombia and four countries in Latin America (Chile, Ecuador, Panama and Peru). Terpel is the leading operator of service stations in Colombia, with a market share of 37.0% at December 31, 2009. Corficolombiana’s retail fuel distribution investments totaled Ps 218.9 billion at September 30, 2010 (on an unconsolidated basis and after provisions).

In the financial sector, Corficolombiana offers leasing, trust, brokerage and offshore banking services to third-party customers through three subsidiaries: Leasing Corficolombiana S.A.; Fiduciaria Corficolombiana S.A.; and Banco Corficolombiana (Panama), S.A. Corficolombiana’s investments in these three subsidiaries totaled Ps 125.5 billion at September 30, 2010 (on an unconsolidated basis and after provisions).

Investment banking, treasury and private banking businesses

Corficolombiana’s investment banking groups provide advice to third-party clients in the Colombian market covering a broad range of transactions, including, among others, capital markets, mergers and acquisitions, project finance and private banking. Corficolombiana has helped to shape the participation of the private sector in infrastructure projects, to develop the domestic capital markets and to expand the resources and operations of local companies in the region. In 2009, Corficolombiana’s investment bank helped secure financing and coordinate projects for its clients totaling more than Ps 6.2 trillion.

Corficolombiana’s treasury operations are a leading participant in Colombian capital markets, both in sovereign and corporate debt securities and foreign currency denominated securities. It is also an active participant in the derivatives market, and an active market maker for Colombian sovereign debt securities. At September 30, 2010, Corficolombiana had total fixed income assets of Ps 3,165.7 billion (on an unconsolidated basis).

Corficolombiana’s private banking business provides high income customers with a wide range of investment services and products. The private banking operations had approximately Ps 569.3 billion in assets under management for its customers as of September 30, 2010.

Other corporate information

Technology

We continuously invest in new technology and the renewal of equipment and infrastructure in order to serve customers effectively, improve our profitability and grow the business of our banks. We believe that proper management of technology is key to the efficient management of our business. Our technology architecture focuses on our customers and supports our business model.

Each of our banking subsidiaries, Porvenir and Corficolombiana currently maintains its own technological infrastructure and software. We believe this technology provides us with an opportunity to seek potential additional synergies as we implement our overall technology model: assisting with the standardization and implementation of systems developed at the Grupo Aval level in our individual banking subsidiaries.

Our Vice President of corporate systems manages our technology systems throughout our group with the goal of identifying and maximizing technological synergies among our group companies. This often involves the coordination and implementation of key technology initiatives. As part of this effort, our Vice President of corporate systems meets with his banking subsidiary counterparts on a regular basis to assess technological needs and to encourage cooperation at a groupwide level.

One of our most successful initiatives to date has been the coordination of electronic channels with our branches. This project is currently operating in all of our banking subsidiaries, as well as in Porvenir and A Toda Hora S.A. (ATH), the administrator of our ATMs and the transactional services that flow through our Red de Grupo Aval. Although these electronic channels have been fully implemented, we plan to continue to enhance their operations with new technology. The Red de Grupo Aval coordinates connectivity between branches, technical support, webpages and transactional Internet, mobile banking, non-banking correspondence and payments and collections.

Our main projects are:

•
Technological architecture: We are pursuing a new technology model for all our banks to develop new core banking applications based on a service-oriented architecture that will standardize the technological platform across our banks and increase efficiencies;

•
Business basic software: Our focus is on implementing a unified CRM (customer relationship management) and BI (business intelligence), credit card solutions and approval process, commercial portfolio, external trade, collections, and the SARO (operational risk management system) project; and

•
Automation of data collection: Grupo Aval currently manually collects and processes financial and other information from its banking subsidiaries. In order to increase efficiency and accuracy, Grupo Aval is focusing on automating this process.

On a case-by-case basis, we coordinate the joint procurement with all of our banking subsidiaries of substantial software, hardware and other technological requirements and achieve operating and cost efficiencies by leveraging our group’s financial strength. However, our banking subsidiaries may opt out if they can pursue improvements individually.

Grupo Aval incurred Ps 266.8 billion of capital expenditures relating to information technology in 2009 and expects to invest a similar amount in 2010.

Intellectual property

At September 30, 2010, Grupo Aval had approximately 30 registered brands and trademarks in Colombia and approximately 26 registered brands and trademarks in Argentina, Bolivia, Brazil, Chile, Ecuador, Mexico, Panama, Paraguay, United States and Venezuela.

Banco de Bogotá has approximately 220 brands and trademarks, as well as 14 slogans. Banco Occidente has over 100 brands and trademarks as well as 5 slogans. Banco Popular has over 50 brands and trademarks and one slogan. Banco AV Villas has over 100 brands and trademarks, and nine slogans. Porvenir has 54 registered brands and trademarks and seven slogans. Corficolombiana has approximately 25 brands and trademarks and one slogan. All of the brands and trademarks of Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Porvenir and Corficolombiana are registered in Colombia, and some are also registered in other countries.

Corporate social responsibility

We coordinate with our banks several corporate social responsibility initiatives that help us maintain the strength of our image and reputation with respect to all our stakeholders. We participate in community education and professional training programs for micro- and small- enterprises, and we engage in microfinance, social inclusion, cultural, sporting, human rights awareness and health projects for low-income populations throughout Colombia. We consistently seek to improve our environmental footprint by, for example, sponsoring the “Planeta Azul” prize for the best water-conservation project, and by promoting the use of electronic means over paper. We follow corporate human resources policies that seek employee well-being in areas such as hiring, promotion, and work-related development and training. In 2009, we spent approximately Ps 5.5 billion in corporate social responsibility initiatives, and in the nine-month period ended September 30, 2010 we spent Ps 3.9 billion on such initiatives.

Non-GAAP measures reconciliation

The tables in this section and elsewhere in this registration statement provide a reconciliation of non-GAAP measures to GAAP measures.

ROAA

We believe ROAA calculated as net income before non-controlling interest divided by average assets provides a more meaningful measure of return on assets than a calculation based on net income over average assets because, although non-controlling interests affect the amount of reported net income, they do not affect the profitability of assets. The following table illustrates ROAA for our subsidiaries, Grupo Aval and our principal competitors, for the period from 2007 to 2009, the six-month period ended June 30, 2010 and the nine-month period ended September 30, 2010.

	Nine-month period ended September 30,	Six-month period ended June 30,	Year ended December 31,
	2010	2010	2009	2008	2007
	(in Ps billions, except where otherwise indicated)
Banco de Bogotá:
Average assets	39,355	38,239	34,014	29,749	26,226
Net income	583	389	956	649	531
Net income divided by average assets	2.0%	2.0%	2.8%	2.2%	2.0%
Non-controlling interest	347	232	551	238	212
ROAA (1)	3.2%	3.3%	4.4%	3.0%	2.8%
Non-controlling interest divided by income before non-controlling interest	37.3%	37.4%	36.6%	26.8%	28.5%
Banco de Occidente:
Average assets	18,115	18,099	17,290	15,280	12,889
Net income	305	177	382	349	247
Net income divided by average assets	2.2%	2.0%	2.2%	2.3%	1.9%
Non-controlling interest	2	1	45	39	33
ROAA (1)	2.3%	2.0%	2.5%	2.5%	2.2%
Non-controlling interest divided by income before non-controlling interest	0.6%	0.6%	10.5%	10.0%	11.8%
Banco Popular:
Average assets	12,029	11,715	10,625	9,304	7,939
Net income	283	192	304	252	192
Net income divided by average assets	3.1%	3.3%	2.9%	2.7%	2.4%
Non-controlling interest	3	1	2	2	2
ROAA (1)	3.2%	3.3%	2.9%	2.7%	2.4%
Non-controlling interest divided by income before non-controlling interest	1.0%	0.8%	0.7%	1.0%	1.1%
Banco AV Villas:
Average assets	6,481	6,315	5,614	4,865	4,404
Net income	105	66	111	103	121
Net income divided by average assets	2.2%	2.1%	2.0%	2.1%	2.8%
Non-controlling interest	0.3	0.2	0.4	0.2	0.4
ROAA (1)	2.2%	2.1%	2.0%	2.1%	2.8%
Non-controlling interest divided by income before non-controlling interest	0.3%	0.3%	0.4%	0.2%	0.3%
Grupo Aval (consolidated):
Average assets	75,019	73,505	67,036	58,825	50,956
Net income	700	474	1,065	757	624
Net income divided by average assets	1.2%	1.3%	1.6%	1.3%	1.2%
Non-controlling interest	705	458	1,051	671	520
ROAA (1)	2.5%	2.5%	3.2%	2.4%	2.2%
Non-controlling interest divided by income before non-controlling interest	50.2%	49.2%	49.7%	47.0%	45.5%
Bancolombia:
Average assets	63,267	62,177	61,824	56,967	43,320
Net income	1,007	632	1,257	1,291	1,087

	Nine-month period ended September 30,	Six-month period ended June 30,	Year ended December 31,
	2010	2010	2009	2008	2007
	(in Ps billions, except where otherwise indicated)
Net income divided by average assets	1.6%	1.0%	2.0%	2.3%	2.5%
Non-controlling interest	11	5	15	19	13
ROAA (1)	2.1%	2.0%	2.1%	2.3%	2.5%
Non-controlling interest divided by income before non-controlling interest	1.1%	0.8%	1.2%	1.4%	1.2%

Davivienda (2):
Average assets	—	26,665	24,496	21,598	15,404
Net income	—	285	461	425	464
Net income divided by average assets	—	1.1%	1.9%	2.0%	3.0%
Non-controlling interest	—	3	9	4	5
ROAA (1)	—	2.2%	1.9%	2.0%	3.0%
Non-controlling interest divided by income before non-controlling interest	—	1.1%	1.8%	1.0%	1.1%

BBVA Colombia (2):
Average assets	—	—	19,657	18,865	—
Net income	—	—	377	363	—
Net income divided by average assets	—	—	1.9%	1.9%	—
Non-controlling interest	—	—	1	1	—
ROAA (1)	—	—	1.9%	1.9%	—
Non-controlling interest divided by income before non-controlling interest	—	—	0.2%	0.2%	—
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Source: Company calculations based on Grupo Aval’s and each bank’s consolidated financial statements for the period indicated.

(1)	For methodology used to present ROAA, see note 2 to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)
Financial information is not publicly available as of the date of this registration statement for BBVA Colombia for the six-month period ended June 30, 2010 and the years ended December 31, 2008 and 2007.

Efficiency ratio

The following table illustrates the efficiency ratio of our banking subsidiaries, Grupo Aval and our principal competitors at the dates indicated.

	At September 30, 2010 (2)
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval consolidated	Bancolombia
	(in Ps billions)
Total operating expenses	1,206	568	423	294	2,512	2,276
Depreciation	39	89	16	13	157	146
Goodwill amortizations	14	1	—	—	25	43
Operating expenses before depreciation and amortization	1,152	478	408	281	2,330	2,087
Total operating income	2,455	946	781	432	4,421	3,601
Provisions, net	298	177	60	80	616	467
Operating income before provisions	2,754	1,123	841	512	5,037	4,068
Efficiency ratio (1)	41.8%	42.6%	48.5%	55.0%	46.3%	51.3%

	At June 30, 2010
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia (3)
	(in Ps billions)
Total operating expenses	807	374	284	195	1,674	1,504	—	—
Depreciation	26	61	10	9	105	97	—	—
Goodwill amortizations	9	1	—	—	17	30	—	—
Operating expenses before depreciation and amortization	772	313	273	186	1,552	1,377	609	—
Total operating income	1,623	593	517	282	2,895	2,362	—	—
Provisions, net	229	137	39	50	455	329	—	—
Operating income before provisions	1,853	729	556	332	3,350	2,691	1,147	—
Efficiency ratio (1)	41.7%	42.9%	49.2%	56.1%	46.3%	51.2%	53.1%	—

	At December 31, 2009
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
	(in Ps billions)
Total operating expenses	1,585	765	537	378	3,292	2,895	—	1,122
Depreciation	52	120	17	16	205	185	—	36
Goodwill amortizations	18	13	—	—	44	69	—	42
Operating expenses before depreciation and amortization	1,516	632	519	362	3,044	2,641	1,101	1,043
Total operating income	3,537	1,331	1,017	532	6,206	4,536	—	—
Provisions, net	348	257	94	188	888	1,153	—	—
Operating income before provisions	3,885	1,588	1,111	720	7,093	5,689	2,209	1,902
Efficiency ratio (1)	39.0%	39.8%	46.7%	50.3%	42.9%	46.4%	49.8%	54.8%
_____________
(1)	Efficiency ratio is calculated as operating expenses before depreciation and amortization divided by operating income before net provisions.

(2)	Financial information is not publicly available as of the date of this registration statement for our principal competitors, other than Bancolombia, for the nine-month period ended September 30, 2010.

(3)	Financial information is not publicly available as of the date of this registration statement for BBVA Colombia for the six-month period ended June 30, 2010.

Tangible equity ratio

The following tables illustrate the tangible equity ratio of our subsidiaries, the aggregate of our subsidiaries, Grupo Aval and our principal competitors at the dates indicated.

	At September 30, 2010 (1)
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate	Grupo Aval consolidated	Bancolombia
	(in Ps billions)
Shareholders' equity	3,752	2,521	1,627	816	8,715	4,493	7,549
Non controlling interest	2,261	7	46	4	2,318	4,099	70
Total assets	42,235	18,155	12,908	6,913	80,210	79,064	64,670
Shareholders' equity + Non controlling interest / Assets	14.2%	13.9%	13.0%	11.9%	13.8%	10.9%	11.8%
Goodwill	537	27	—	—	564	994	719
Shareholders' equity + Non controlling interest – Goodwill	5,476	2,501	1,673	820	10,469	7,598	6,899
Total assets – Goodwill	41,698	18,128	12,908	6,913	79,646	78,070	63,950
Tangible equity ratio (3)	13.1%	13.8%	13.0%	11.9%	13.1%	9.7%	10.8%

	At June 30, 2010
	Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia (2)
	(in Ps billions)
Shareholders' equity	3,621	2,328	1,522	787	8,285	4,336	7,102	2,916	—
Non controlling interest	2,203	7	46	4	2,260	4,077	68	22	—
Total assets	40,002	18,124	12,280	6,579	76,985	76,016	62,489	27,172	—
Shareholders' equity + Non controlling interest / Assets	14.6%	12.9%	12.8%	12.0%	13.7%	11.1%	11.5%	10.8%	—
Goodwill	542	28	—	—	569	1,003	777	1,305	—
Shareholders' equity + Non controlling interest – Goodwill	5,282	2,307	1,568	791	9,948	7,411	6,393	1,633	—
Total assets – Goodwill	39,460	18,096	12,280	6,579	76,415	75,013	61,712	25,866	—
Tangible equity ratio (3)	13.4%	12.7%	12.8%	12.0%	13.0%	9.9%	10.4%	6.3%	—

At December 31, 2009
Grupo Aval entities
Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia (2)
(in Ps billions)
Shareholders' equity	3,440	1,943	1,337	735	7,455	4,084	7,033	2,698	2,022
Non controlling interest	2,126	168	29	3	2,326	4,038	106	28	3
Total assets	36,475	18,074	11,150	6,050	71,749	70,993	61,864	26,159	19,022
Shareholders' equity + Non controlling interest / Assets	15.3%	11.7%	12.3%	12.2%	13.6%	11.4%	11.5%	10.4%	10.6%
Goodwill	551	28	—	—	580	1,020	856	1,353	467
Shareholders' equity + Non controlling interest – Goodwill	5,015	2,082	1,366	738	9,201	7,102	6,283	1,372	1,559
Total assets – Goodwill	35,924	18,045	11,150	6,050	71,170	69,973	61,009	24,806	18,555
Tangible equity ratio (3)	14.0%	11.5%	12.3%	12.2%	12.9%	10.1%	10.3%	5.5%	8.4%

(1)	Financial information is not publicly available as of the date of this registration statement for our principal competitors, other than Bancolombia, for the nine-month period ended September 30, 2010.

(2)	Financial information is not publicly available as of the date of this registration statement for BBVA Colombia for the six-month period ended June 30, 2010.

(3)	Tangible equity ratio is calculated as shareholders' equity plus non-controlling interest minus goodwill, divided by total assets minus goodwill.

BAC Credomatic acquisition

On July 15, 2010, we entered into a stock purchase agreement with GE Capital to acquire all of the outstanding shares of BAC Credomatic for U.S.$1.92 billion, subject to certain adjustments. See “—Stock purchase agreement for the purchase of BAC Credomatic.” We completed the acquisition on December 9, 2010. BAC Credomatic is a leading Central American financial group by total assets, loans and deposits, with principal operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama, as well as a credit card-issuing operation in Mexico (representing 3.3% and 3.6% of BAC Credomatic’s total card portfolio at December 31, 2009 and June 30, 2010, respectively), a merchant and card processing center in the State of Florida, and certain offshore subsidiaries. At June 30, 2010, BAC Credomatic had approximately two million credit card and debit card accounts, of which approximately half were debit card accounts and approximately half were credit card accounts. BAC Credomatic’s credit card accounts represented, 26.6% of total credit card accounts in Central America at December 31, 2009 and 29.7% of total credit card accounts in Central America at December 31, 2008 (calculated based on BAC Credomatic data and information published by Euromonitor International).

We financed the BAC Credomatic acquisition, which was carried out by Leasing Bogotá S.A., Panamá, or Leasing Bogotá Panamá, a subsidiary of Banco de Bogotá, with the following funds:

•
the issuance by Banco de Bogotá of Ps 2,284.6 billion (U.S.$1.27 billion) of mandatorily convertible bonds, which bear interest at 3.00%, until converted into Banco de Bogotá’s shares, which were subscribed as follows:

•	Grupo Aval: Ps 1,374.1 billion (U.S.$763.4 million);

•
Adminegocios & Cia. S.C.A.: Ps 425.4 billion (U.S.$236.4 million), which we intend to acquire on terms described in a put/call agreement as described under “Item 7. Major shareholders and related party transactions—B. Related party transactions;” and

•	other Banco de Bogotá’s shareholders and assignees of preferred rights: Ps 473.3 billion (U.S.$263.0 million).

The gross proceeds to Grupo Aval on a consolidated basis, less the portion of the issuance subscribed by Grupo Aval itself, was Ps 898.8 billion (U.S.$499.4 million). Grupo Aval’s subscription of Ps 1,374.1 billion (U.S.$763.4 million), was primarily financed by loans of Ps $1,112.0 billion (U.S.$617.9 million) from companies beneficially owned by Mr. Sarmiento Angulo, and available cash for the difference.

•
Banco de Bogotá entered into a 364-day U.S.$1.0 billion (Ps 1,799.9 billion) senior bridge loan facility with Citibank, N.A., acting through its international banking facility, HSBC Bank USA, National Association and J.P. Morgan Securities LLC, as joint lead arrangers, and various financial institutions as lenders, on December 1, 2010. Borrowings under the facility will accrue interest at one-, two-, three or six-month LIBOR, at Banco de Bogotá’s election, plus (1) 100 bps until six months after December 1, 2010, (2) 125 bps from six months after December 1, 2010 until nine months after December 1, 2010 and (3) 150 bps from nine months after December 1, 2010 until the 364th day after December 1, 2010; and

•
Leasing Bogotá S.A., Panamá entered into two U.S.$135.0 million (Ps 243.0 billion), totaling U.S.$270.0 million, five-year term loans with Bancolombia S.A. and Bancolombia Miami Agency at 180-day LIBOR plus 3.125% on November 26, 2010.

A substantial portion of BAC Credomatic’s earnings, assets and liabilities are denominated in foreign currencies. As a result, BAC Credomatic is subject to risks relating to foreign currency exchange rate fluctuations. See “Item 3. Key information—D. Risk factors—We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect our results of operations and financial condition.”

To mitigate this risk, BAC Credomatic seeks to maintain a U.S. dollar net asset position (long U.S. dollar position) which is intended to hedge 100% (and in no case less than 60%) of its shareholders’ equity against possible devaluations of each of the local currencies in the countries where it operates against the U.S. dollar. See “—Foreign exchange rate risk related to the BAC Credomatic acquisition.”

Grupo Aval’s international expansion strategy

Historically, growth of Grupo Aval banks in terms of size and earnings has come principally from three sources: (1) Colombia’s banking system’s organic growth; (2) our banking subsidiaries’ ability to outpace the system’s organic growth; and (3) acquisitions, mainly in Colombia. We have applied different approaches to post-acquisition integration. Brands such as Banco de Bogotá, Banco de Occidente and Banco Popular have been retained as stand-alone institutions under our multi-brand approach. Others such as Megabanco, Banco Aliadas, Banco Unión, Banco del Comercio, Ahorramás and Corfivalle have been merged into Grupo Aval institutions. Given our leading position in the Colombian banking system, we expect growth through acquisitions to be opportunistic and of limited scope in the future.

In search of additional sources of growth, value creation for our shareholders and diversification, Grupo Aval has in recent years been considering options to expand outside Colombia. The intent of any expansion within this strategy has been:

•	to expand within our core businesses;

•
to consummate acquisitions of a size large enough to generate a meaningful source of future growth, but small enough not to distract management from its existing business or represent a “big bet” for Grupo Aval’s current business; and

•
to consummate acquisitions in countries where our investment can give us a meaningful market share, with growth potential similar to or higher than that of Colombia, and with a favorable climate for foreign investment.

We view Central America as a strategic region, as it meets our expansion criteria. At December 31, 2009, Central America had a total population of 41 million, making it the fourth-largest market in Latin America by population after Brazil (population of 191 million), Mexico (population of 108 million), and Colombia (population of 45 million) as reported by the International Monetary Fund. At the same date, Central America posted a combined GDP of U.S.$133 billion, ranking the region as the sixth-largest economy in Latin America after Brazil (nominal GDP of U.S.$1,574 billion), Mexico (nominal GDP of U.S.$875 billion), Argentina (nominal GDP of U.S.$310 billion), Colombia (nominal GDP of U.S.$232 billion) and Chile (nominal GDP of U.S.$162 billion). According to estimates prepared by the IMF, Central America’s GDP is expected to grow at an annual average rate of 4.2% between 2011 and 2013, compared to Colombia’s expected average growth rate of 4.5% during the same period.

The following table presents population and historical and projected GDP growth data for Central America.

	Costa Rica	El Salvador	Guatemala	Honduras	Nicaragua	Panama	Total Central America (1)
2009 population (millions)	4.6	5.8	14.0	7.5	5.7	3.5	41.1
2009 nominal GDP (U.S.$ billions)	29.3	21.1	37.7	14.3	6.1	24.9	133.4
2009 GDP per capita (U.S.$)	6,345	3,623	2,688	1,911	1,071	7,175	3,242
CAGR real GDP 2001-2008	5.0%	2.8%	3.8%	5.0%	3.2%	6.5%	4.5%
GDP growth 2010 expected	3.8%	1.0%	2.4%	2.4%	3.0%	6.2%	3.3%
GDP growth 2011 expected	4.2%	2.5%	2.6%	3.5%	3.0%	6.7%	3.9%
GDP growth 2012 expected	4.4%	3.0%	3.2%	4.0%	3.4%	6.8%	4.3%
GDP growth 2013 expected	4.5%	4.0%	3.2%	4.0%	4.0%	6.6%	4.4%
_____________
Source: GDP and population figures based on the October 2010 World Economic Outlook published by the IMF.

(1)	Reflects a GDP weighted average of Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama.

BAC Credomatic meets our criteria for international expansion because of the following factors:

•	it is one of the leading institutions in Central America as measured by net income, assets and deposits, and has a significant presence in the credit card-issuing and merchant acquiring markets;

•	it is present throughout the region with a common technological platform that allows it to provide its customers with transactional services online across Central America;

•
it has a proven track record of high profitability, with ROAE of 19.2% in 2010 (based on the six-month period ended June 30, 2010), 18.8% in 2009, 28.4% in 2008 and 28.2% in 2007 (excluding extraordinary gains in 2008 and 2007);

•	its management team has an average tenure of 15 years, most of whom pre-date GE Capital’s investment in BAC Credomatic; and

•	its size offers substantial room for growth in most of the countries in which it currently operates.

Central American market

We consider the Central American region to comprise Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. Central America presents a market with similar characteristics to that of Colombia and with growth potential in financial services.

During the last several years, countries in the Central American region have increased their efforts to promote fiscal prudence and foreign investment. Countries such as Costa Rica, El Salvador, Guatemala and Nicaragua have signed agreements with the IMF under which governments receive credit, subject to adopting fiscal discipline in their economic policies. For example:

•
the IMF conducted its third and final review in May, 2010 under a cautionary stand-by agreement signed with Costa Rica, providing a favorable short- and medium-term economic outlook and raising its forecasted real GDP growth projections to 3.8% for 2010 (from 2.3%);

•
Guatemala entered into an 18-month stand-by agreement with the IMF in April 2009. The agreement was made for U.S.$975 million, with a possibility of renewal after its expiration on October 21, 2010. The IMF finished its fourth review on September 28, 2010 and the agreement is expected to continue to be treated as precautionary;

•	in March 2010, El Salvador signed a three-year U.S.$781 million stand-by agreement with the IMF; and

•
Nicaragua has also benefited from a standing relationship with the IMF. Under a three-year U.S.$112 million stand-by agreement. The IMF completed the fourth and fifth reviews on November 19, 2010 and approved an extension through December 4, 2011.

Panama, capitalizing on its geographical advantage and the Panama Canal, a main continental connecting route, continues to be an important logistical hub and center for commerce and services within the region. In this context, the expansion of the Panama Canal, scheduled to be completed in 2014, is expected to impact positively the growth rate of the economy and strengthen Panama’s attractiveness within the region for foreign direct investment.

The Central America region offers a stable market that is expected to further converge towards an integrated economy as a result of the ongoing implementation of free trade agreements. The United States-Dominican Republic-Central America Free Trade Agreement, or DR-CAFTA, gradually eliminates barriers to trade and investment among Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, the Dominican Republic and the United States. The agreement allows the Central American region to access markets in the United States and establishes common regulatory standards among these countries. DR-CAFTA covers most types of trade and commercial exchange between these countries and the United States.

Central American financial services sector

Central America’s financial system has gone through two major phases of consolidation. In the early 2000s, local banks began expanding operations in their own markets through aggressive acquisition strategies, creating local financial groups. Notable examples include Grupo Financiero Cuscatlán’s acquisition of Lloyds TSB Group Plc’s operations in the region in 2004 and Banco de la Producción, S.A. (BANPRO)’s acquisition of Banco Caley Dagnall S.A. from Banco Agrícola S.A. in Nicaragua in March 2005. Following this period of internal consolidation and encouraged by the stability and growth prospects of the region, international banking groups began entering the region in 2004 through acquisitions in various jurisdictions, such as The Bank of Nova Scotia’s acquisition of El Salvador’s Banco de Comercio de El Salvador, S.A. in 2004, Costa Rica’s Banco Interfin S.A. in 2006, and Guatemala’s Banco de Antigua S.A. in 2008; GE Capital’s acquisition of a 49.99% stake in BAC Credomatic in 2005; Citigroup, Inc.’s merger of its Central American operations with Grupo Financiero Cuscatlán and Grupo Financiero Uno S.A. in 2006; and Grupo Financiero HSBC, S.A. de C.V.’s acquisition of Primer Banco del Istmo, S.A. (Banistmo) and Banco Salvadoreño, S.A. (Bancosal) in 2007. Other regional financial institutions have also acquired banks in Central America: Grupo Bancolombia acquired El Salvador’s Banco Agrícola in 2006, and Honduras’ Banco Industrial S.A. acquired Banco del País S.A. in 2007.

The chart below sets forth private credit as a percentage of GDP for Central America and selected countries.

Source: 2010 World Bank Development Indicators. Data at December 31, 2008.

In addition, the following chart sets forth the credit card market relative to the economically active population of selected economic regions, including Central America. Relative to other countries, the Central American credit card market has significant potential for expansion.

Source: Euromonitor International at October 18, 2010. Credit card and economically active population data at December 31, 2009. Excludes debit cards.

(1)	Calculated as the number of credit cards as a percentage of the economically active population, which comprises eligible individuals who either are employed or are actively seeking employment.

BAC Credomatic overview

BAC Credomatic is one of the leading financial institutions in Central America with a record of strong financial performance. It has achieved an average of 26.3% in annual ROAE for the period from 2005 to 2009 (excluding extraordinary gains in 2007 and 2008). BAC Credomatic is a full-service financial institution with one of the leading card-issuing and acquiring businesses in the region. BAC Credomatic offers commercial and retail banking, brokerage, insurance, pension fund management and other financial services. Its coverage extends throughout Central America with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama, as well as Mexico (with a small credit card-issuing operation) and the state of Florida (with a merchant and card processing center). It also has a presence in the Bahamas and the Cayman Islands. Its Credomatic brand has key alliances with major credit card networks, such as Visa, MasterCard, American Express and Diners Club.

At June 30, 2010, BAC Credomatic served approximately two million customers through 459 points of contact including 225 full-service branches, 40 in-store branches offering teller services in retail stores, 163 on-site branches offering full banking services for corporate employees, and 31 auto/drive-thru branches throughout Central America and a single technological platform that allows online transactions between countries in the region.

The tables below show BAC Credomatic financial data on a country-by-country basis at the dates and for the periods indicated.

	At and for six-month period ended June 30, 2010
	Net income		Loans		Deposits
	(in U.S.$ millions except percentages)
Costa Rica	25.1	31.6%	1,427.4	28.2%	1,360.7	24.7%
El Salvador	7.5	9.4%	808.2	15.9%	864.9	15.7%
Guatemala	28.1	35.4%	614.6	12.1%	611.6	11.1%
Honduras	16.0	20.2%	900.0	17.8%	914.0	16.6%
Nicaragua	12.1	15.2%	486.5	9.6%	658.2	11.9%
Panama (1)	3.8	4.8%	747.5	14.7%	858.2	15.6%
Mexico	(8.2)	(10.3%)	44.4	0.9%	—	—
Regional offshore operations (2)	3.2	4.0%	41.6	0.8%	246.6	4.5%
Corporate and eliminations	(8.1)	(10.3%)	—	—	—	—
Consolidated	79.4	100.0%	5,070.1	100.0%	5,514.1	100.0%

	At and for year ended December 31, 2009
	Net income		Loans		Deposits
	(in U.S.$ millions except percentages)
Costa Rica	58.9	39.4%	1,440.4	28.4%	1,306.0	24.4%
El Salvador	16.8	11.3%	805.2	15.9%	767.9	14.4%
Guatemala	44.3	29.7%	604.4	11.9%	538.5	10.1%
Honduras	23.5	15.7%	925.6	18.2%	931.3	17.4%
Nicaragua	25.5	17.1%	476.7	9.4%	612.5	11.5%
Panama (1)	15.7	10.5%	761.6	15.0%	915.3	17.1%
Mexico	(21.1)	(14.1)%	41.5	0.8%	—	—
Regional offshore operations (2)	5.0	3.3%	17.4	0.3%	277.1	5.2%
Corporate and eliminations	(19.3)	12.9%	0.0	—	0.0	0.0%
Consolidated	149.3	100.0%	5,072.8	100.0%	5,348.8	100.0%

Source: Audited consolidated financial statements of BAC Credomatic’s subsidiaries.

(1)	Panama net income, loans and deposits include operations from BAC Credomatic’s Panama subsidiaries and certain intercompany adjustments.

(2)	Includes BAC Bahamas Bank Ltd. and BAC International Bank (Grand Cayman).

The table below presents BAC Credomatic’s percentage of total loans and deposits in each of its main markets at June 30, 2010.

	At June 30, 2010
	Loans	Deposits
	(in percentages)
Costa Rica (1)	12.5	10.2
El Salvador	9.5	9.6
Guatemala (2)	3.7	3.2
Honduras	13.6	12.8
Nicaragua	24.3	20.8
Panama	2.8	2.9

Source: National financial regulators’ information for each country at June 30, 2010. Percentage of total loans and deposits is based on banking operations in each country, as reported to the local financial regulator, which excludes certain credit card data and offshore operations.

(1)	Percentage calculation for Costa Rica includes state-owned banks, which at June 30, 2010 had a 55.0% market share by loans and a 60.8% market share by deposits.

(2)	Percentage in Guatemala by loans and deposits increases to 5.5% and 4.1%, respectively, when considering data for financial groups, as reported to the local regulator.

History

BAC Credomatic has been providing financial services in the Central American region since 1952, when Banco de America (a predecessor entity) was founded in Nicaragua. In 1974, BAC Credomatic (at the time, Credomatic) began its credit card operations in Central America through Credomatic and launched its payment systems network. In 1985, BAC Credomatic entered the banking business in Costa Rica. As part of its regional expansion strategy, in 2007 BAC Credomatic acquired Banco Mercantil in Honduras, Propemi in El Salvador, and Corporación Financiera Miravalles in Costa Rica.

In June 2005, GE Capital acquired 49.99% of the capital stock of BAC Credomatic from entities affiliated with Mr. Carlos Pellas (including BAC Credomatic Holding Company Ltd, or the minority shareholder) who owns a conglomerate of financial, industrial and commercial companies in Central America. In June 2009, GE Capital increased its ownership stake in BAC Credomatic to 75%, as contemplated by the shareholders agreement between GE Capital and the minority shareholder. In July 2010, GE Capital and Grupo Aval reached an agreement to sell 100% of BAC Credomatic to Grupo Aval. The acquisition was completed on December 9, 2010. Immediately prior to closing the transaction, GE Capital acquired the remaining 25.0% of BAC Credomatic’s share capital that it did not own from the minority shareholder.

BAC Credomatic operations

BAC Credomatic provides, through its subsidiaries, banking, credit card and other financial services mainly in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. The BAC Credomatic brand is widely recognized in Central America, a region that is comparable to Colombia, with significant growth potential in financial services. At June 30, 2010, BAC Credomatic had assets of U.S.$7.9 billion, loans of U.S.$5.1 billion and deposits of U.S.$5.5 billion. At June 30, 2010, BAC Credomatic had shareholders’ equity of U.S.$848.5 million and reported net income of U.S.$79.4 million for the six-month period ended June 30, 2010. BAC Credomatic served approximately two million customers through 459 points of contact including 225 full-service branches, 40 in-store branches offering teller services in retail stores, 163 on-site branches offering full banking services for corporate employees, and 31 auto/drive-thru branches throughout Central America and a single technological platform that allows online transactions between countries in the region.

We believe that BAC Credomatic has a leading presence in the credit card-issuing business and a significant presence in the acquiring market in Central America. At June 30, 2010, BAC Credomatic had approximately 2.1 million credit card and debit card accounts, of which approximately 1.1 million were debit card accounts and approximately 1.0 million were credit card accounts. At December 31, 2009 BAC Credomatic’s credit card accounts represented approximately 26.6% of total credit card accounts in Central America and approximately 29.7% of total credit card accounts in Central America at December 31, 2008 (calculated based on BAC Credomatic data and information published by Euromonitor International). Through its merchant acquiring business, BAC Credomatic’s processing volume amounted to U.S.$6,960 million for the year ended at December 31, 2009 and U.S.$3,743 million for the six-month period ended June 30, 2010, representing an increase of U.S.$320 million, or 9.3%, from U.S.$3.4 billion for the same period in 2009, mainly driven by strong performance in Costa Rica and Guatemala, and partially offset by decline in Panama.

BAC Credomatic offers a wide range of products and integrated financial solutions to its clients throughout the region. BAC Credomatic operates across two main integrated business lines, offering credit card and banking services to its customers.

The following chart shows BAC Credomatic’s principal subsidiaries.

Lending activities

The following table shows BAC Credomatic’s gross loan portfolio at the dates indicated. BAC Credomatic’s loan portfolio consists of credit card loans, commercial loans, mortgage loans, automobile and vehicle loans and personal loans. BAC Credomatic’s loan portfolio decreased by U.S.$130 million in 2009, mainly because of a decrease in the commercial loan portfolio, primarily due to the region’s declining economic activity during 2009. Between the second half of 2009 and the first half of 2010, BAC Credomatic recorded an increase of U.S.$94 million in its total loan portfolio, mainly driven by credit cards and mortgages, as economic activity recovered.

	At June 30,		At December 31,
	2010	2009	2009	2008
	(in U.S.$ millions)
Credit card loans	1,244	1,220	1,244	1,275
Commercial loans (1)	1,584	1,613	1,634	1,859
Mortgage loans (2)	1,563	1,426	1,503	1,313
Automobile and vehicle loans	380	394	380	410
Other personal loans	300	323	311	347
Total	5,070	4,976	5,073	5,203

Source: BAC Credomatic.

(1)	Represents loans to businesses.

(2)	Includes loans measured at fair value.

BAC Credomatic’s customer knowledge, coupled with a centralized risk-management structure, has resulted in a high quality loan portfolio representing an average 90 days and more past due loan ratio of 1.6% from 2007 to 2009, and 1.6% at June 30, 2010.

Credit cards

BAC Credomatic has a leading presence in the credit card-issuing business and a significant presence in the merchant acquiring business in the region. Through its Credomatic brand, BAC Credomatic offers its customers a wide variety of credit and debit cards including Visa, MasterCard, American Express and Diners Club, and is the only network that processes all major brands in the region. Additionally, BAC Credomatic and its customers benefit from co-branding agreements with major airlines (such as American Airlines and TACA Avianca) and major supermarkets (such as Pricesmart and Wal-Mart) present in the region. BAC Credomatic has been a member of Visa and MasterCard for more than 20 years, issuing both national and international credit cards. Moreover, BAC Credomatic is currently the exclusive credit card issuer and merchant acquirer of American Express in the Central American region, with the exception of Panama.

Card-issuing

BAC Credomatic has a leading presence in the Central American card-issuing market. At June 30, 2010, BAC Credomatic had approximately 2.1 million credit card and debit card accounts, of which 1.1 million were debit card accounts and 1.0 million were credit card accounts. BAC Credomatic’s credit card accounts represented 29.7% of total credit card accounts in Central America at December 31, 2008 and 26.6% of total credit card accounts in Central America at December 31, 2009 (calculated based on BAC Credomatic data and information published by Euromonitor International). From December 31, 2005 to June 30, 2010, BAC Credomatic’s credit card accounts grew at a CAGR of 6.9% and its debit card accounts grew at a CAGR of 22.9%. The following table shows the number of credit card and debit card accounts at the dates indicated.

	At June 30,		At December 31,
	2010	2009	2009	2008
	(in thousands)
Credit cards	999	1,051	1,012	1,101
Debit cards	1,091	999	1,030	927
Total	2,090	2,050	2,042	2,028

Source: BAC Credomatic.

For the six-month periods ended June 30, 2010 and 2009, BAC Credomatic’s billed volume was U.S.$2,032 million, a 16.4% increase of over U.S.$1,746 million for the six-month period ended June 30, 2009.

	Six-month period ended June 30,		At December 31,
	2010	2009	2009	2008
	(in U.S.$ millions)
Credit cards	1,731	1,506	3,208	3,315
Debit cards	301	240	529	484
Total	2,032	1,746	3,737	3,799

Source: BAC Credomatic.

In its card-issuing business, BAC Credomatic primarily services the premier and high-end customer segments in Central America. BAC Credomatic’s Platinum credit card clients averaged yearly expenditures in 2009 of U.S.$11,301 (U.S.$11,632 based on annualized figures for the six-month period ended June 30, 2010) and represented approximately 13% of BAC Credomatic’s total credit card portfolio, and its Gold credit card clients averaged yearly expenditures in 2009 of U.S.$4,115 (U.S.$5,751 based on annualized figures for the six-month period ended June 30, 2010) and represented approximately 22% of BAC Credomatic’s total credit card portfolio. BAC Credomatic’s Classic credit card clients, who averaged yearly expenditures in 2009 of U.S.$1,063 (U.S.$1,125 based on annualized figures for the six-month period ended June 30, 2010), represented 59% of BAC Credomatic’s credit card portfolio while other clients represented the remaining 6%.

At June 30, 2010, BAC Credomatic’s credit card portfolio totaled U.S.$1.2 billion, growing at a 13.4% CAGR from U.S.$706 million in December 31, 2005. At this same date, 75.6% of BAC Credomatic’s credit card portfolio was distributed across Costa Rica, El Salvador, Guatemala and Panama. The remaining 24.4% was distributed among Honduras, Nicaragua and Mexico. The following tables show the credit card portfolio breakdown by country at the dates presented.

	At June 30,
Country	2010		2009
	(in U.S.$ millions, except percentages)
Costa Rica	383	30.8%	356	29.2%
El Salvador	230	18.5%	248	20.3%
Guatemala	173	13.9%	169	13.9%

	At June 30,
Country	2010		2009
	(in U.S.$ millions, except percentages)
Honduras	171	13.8%	164	13.5%
Nicaragua	88	7.1%	97	8.0%
Panama	154	12.4%	145	11.9%
Mexico	44	3.6%	41	3.3%
Total	1,244	100.0%	1,220	100.0%

Source: Consolidated financial statements of BAC Credomatic’s subsidiaries.

For the past three years, BAC Credomatic has maintained a stable credit card portfolio quality. Of its total credit card portfolio, BAC Credomatic’s 90 days and more past due loans represented 2.7% at June 30, 2010, 2.8% at December 31, 2009, 3.3% at June 30, 2009, 2.7% at December 31, 2008 and 2.7% at December 31, 2007.

Merchant acquiring

BAC Credomatic has a significant presence in Central America’s merchant acquiring business, achieving processing volumes of U.S.$3,743 million and U.S.$3,423 million for the six-month periods ended June 30, 2010 and 2009, and processing volumes of U.S.$6,960 million and U.S.$7,655 million for the years ended December 31, 2009 and 2008, respectively. This performance compares favorably to processing volumes of other leading Latin American issuers according to the Nilson Report at August 2009, such as Cielo’s (formerly known as Visanet) U.S.$74,990 million (Brazil), Redecard’s U.S.$53,473 million (Brazil), Santander Serfin’s U.S.$4,922 million (Mexico), and Grupo Bancolombia’s U.S.$3,983 million (Colombia). From December 31, 2005 to June 30, 2010 (annualized), BAC Credomatic’s processing volume grew at a CAGR of 14.0%.

The table set forth below shows the processing volume for the period presented.

	Six-month period ended June 30,		At December 31,
	2010	2009	2009	2008
Processing volume	(in U.S.$ millions)
Local	2,928	2,559	5,393	5,591
International	815	864	1,567	2,063
Total	3,743	3,423	6,960	7,655

Source: BAC Credomatic.

BAC Credomatic’s processing volume for the six months ended June 30, 2010 of U.S.$3,742 million represented an increase of U.S.$320 million, or 9.3%, from U.S.$3,422 for the same period in 2009, mainly driven by strong performance in Costa Rica and Guatemala, and partially offset by decline in Panama.

BAC Credomatic’s processing volume for the year ended December 31, 2009 of U.S.$6,960 million represented a decrease of U.S.$695 million, or 9.1%, from U.S.$7,655 for the previous year. This decrease is primarily due to a reduction in international processing volume of U.S.$496 million, or 24.1%, from U.S.$2,063 million to U.S.$1,567 million during the same period, resulting from lower tourism levels and less favorable macroeconomic conditions.

BAC Credomatic has the only network in Central America that processes all the major brands including Visa, MasterCard, American Express and Diners Club. Furthermore, BAC Credomatic has exclusive card-issuing and merchant acquiring agreements with American Express for the Central American region, with the exception of Panama.

At June 30, 2010, BAC Credomatic serviced approximately 134,000 merchant locations, with 97% of credit card authorizations processed electronically through its 72,555 point-of-sale devices.

Banking

BAC Credomatic’s commercial and consumer banking divisions offer traditional banking services and products. In some jurisdictions, BAC Credomatic also offers pension plan administration, investment fund advice, financial advisory, leasing, private banking and insurance services, to its customers. Through its network and deep customer knowledge, BAC Credomatic is able to effectively offer services and solutions to its customers in addition to instant payment processing and funds transfers within the BAC Credomatic regional network.

Commercial banking

BAC Credomatic offers traditional commercial banking services and products. At June 30, 2010, 55.7% of BAC Credomatic’s commercial loan portfolio was distributed across Costa Rica, El Salvador, Guatemala and Panama. The remaining 44.3% was distributed among Honduras, Nicaragua, and regional offshore operations. The following table displays BAC Credomatic’s commercial loan portfolio by country at the dates presented.

	At June 30,
Country	2010		2009
	(in U.S.$ millions, except percentages)
Costa Rica	366	23.1%	367	22.7%
El Salvador	228	14.4%	196	12.2%
Guatemala	143	9.0%	130	8.1%
Honduras	431	27.2%	474	29.4%
Nicaragua	255	16.1%	241	15.0%
Panama (1)	145	9.2%	183	11.3%
Regional offshore operations (2)	16	1.0%	22	1.3%
Total	1,584	100.0%	1,613	100.0%

	At December 31,
Country	2009		2008
	(in U.S.$ millions, except percentages)
Costa Rica	411	25.2%	385	20.7%
El Salvador	203	12.4%	219	11.8%
Guatemala	144	8.8%	228	12.3%
Honduras	456	27.9%	539	29.0%
Nicaragua	244	15.0%	236	12.7%
Panama (1)	163	10.0%	213	11.5%
Regional offshore operations (2)	13	0.8%	39	2.1%
Total	1,634	100.0%	1,859	100.0%

Source: BAC Credomatic.

(1)	Panama net income, loans and deposits include our operations from BAC Credomatic’s Panama subsidiaries and certain BAC Credomatic intercompany adjustments.

(2)	Includes BAC Bahamas Bank Ltd. and BAC International Bank (Grand Cayman).

BAC Credomatic has managed its commercial portfolio risk conservatively, maintaining high quality and coverage metrics. The following table displays BAC Credomatic’s commercial loan portfolio 90 days and more past due loan ratio, as well as its 90 days and more past due loan coverage ratio at the dates presented.

	At June 30,		At December 31,
	2010	2009	2009	2008
	(in percentages)
90 days and more past due loan ratio	1.1	2.2	1.4	1.6
90 days and more past due loan coverage ratio	177.6	117.6	146.1	150.8

Source: BAC Credomatic.

BAC Credomatic also offers investment products, supplier and payroll ePayments, Ameritransfer (online transfer of funds among deposit accounts in BAC Credomatic’s network), online banking and foreign exchange services as part of its commercial banking platform in the region. At June 30, 2010, BAC Credomatic had approximately 65,800 enterprise customers, divided into three main sectors: (1) corporate, consisting of companies with over U.S.$250,000 in deposits, more than 100 employees, and loans over U.S.$1,000,000, which represented 78.9% of total commercial loans; (2) midsize companies, composed of companies with deposits of U.S.$50,000 to U.S.$250,000, between 51 to 100 employees, and loans between U.S.$300,000 to U.S.$1,000,000, which represented 10.9% of total commercial loans; and (3) small companies, consisting of companies with deposits of less than U.S.$50,000, fewer than 50 employees, and loans under U.S.$300,000, which represented 10.2% of total commercial loans.

BAC Credomatic’s electronic transfer and payment capabilities allow corporate clients to instantly transfer funds between different commercial and consumer accounts, provided that all parties have a BAC Credomatic account. BAC Credomatic recorded over U.S.$10 billion in electronic payments in the first six months of 2010 and over U.S.$17 billion in electronic payments in 2009.

Electronic transfers originate mainly from: (1) merchant deposit transfer payments (instant electronic payments to merchants), (2) Ameritransfer (online transfer of funds across the region), (3) supplier ePayments (instant electronic payments from merchants to suppliers), and (4) payroll ePayments (payroll payments from companies to employees). The following table breaks down BAC Credomatic’s electronic transfers by product for the dates presented.

	Six-month period ended June 30,		At December 31,
	2010	2009	2009	2008
	(in U.S.$ billions)
Merchant deposit transfers	3.7	3.4	6.2	6.5
Ameritransfer	2.2	2.1	4.3	4.3
Payroll ePayments	1.3	1.1	2.4	2.1
Supplier ePayments	2.8	2.3	4.7	4.1
Total	10.0	8.9	17.6	17.0

Source: BAC Credomatic.

Consumer banking

As a proportion of BAC Credomatic’s total consumer loan portfolio, mortgage loans represented 70%, automobile and vehicle loans represented 17% and other personal loans represented 13% at June 30, 2010. At June 30, 2010, consumer loans amounted to U.S.$2.2 billion, a 4.6% increase over U.S.$2.1 billion at June 30, 2009. At June 30, 2010, 79.2% of BAC Credomatic’s consumer loan portfolio was distributed across Costa Rica, El Salvador, Guatemala and Panama. The remaining 20.8% was distributed among Honduras, Nicaragua and regional offshore operations. The following tables display BAC Credomatic’s consumer loan portfolio by country at the dates presented.

	At June 30,
Country	2010		2009
	(in U.S.$ millions, except percentages)
Costa Rica	678	30.3%	634	29.6%
El Salvador	350	15.6%	361	16.8%
Guatemala	299	13.3%	286	13.3%
Honduras	298	13.3%	291	13.6%
Nicaragua	143	6.4%	144	6.7%
Panama (1)	448	20.0%	379	17.7%
Regional offshore operations (2)	25	1.1%	49	2.3%
Total	2,242	100.0%	2,143	100.0%

	At December 31,
Country	2009		2008
	(in U.S.$ millions, except percentages)
Costa Rica	648	29.5%	640	30.9%
El Salvador	360	16.4%	355	17.1%
Guatemala	291	13.2%	215	10.4%
Honduras	298	13.6%	289	14.0%
Nicaragua	144	6.6%	151	7.3%
Panama (1)	449	20.5%	364	17.6%
Regional offshore operations (2)	5	0.2%	55	2.7%
Total	2,194	100.0%	2,070	100.0%

Source: BAC Credomatic.

(1)	Panama net income, loans and deposits include our operations from BAC Credomatic’s Panama subsidiaries and certain BAC Credomatic’s intercompany adjustments.

(2)	Includes BAC Bahamas Bank Ltd. and BAC International Bank (Grand Cayman).

At June 30, 2010, BAC Credomatic’s mortgage loans had an individual average mortgage balance of approximately U.S.$55,000, with an average loan-to-value ratio of approximately 60%. Given that BAC Credomatic’s mortgage loan portfolio has no significant exposure to the higher risk sectors such as vacation homes or second-home mortgages, it maintains a 90 days and more past due loan ratio of 1.5% and a coverage of 90 days and more past due loans of 150.8% (includes recovery value of collateral). The following table displays BAC Credomatic’s mortgage loan portfolio 90 days and more past due loan ratio, as well as its 90 days and more past due loan coverage ratio at the dates presented.

	At June 30,		At December 31,
	2010	2009	2009	2008
	(in percentages)
90 days and more past due loan ratio	1.5	1.1	1.4	1.2
90 days and more past due loan coverage ratio (1)	150.8	148.5	125.6	137.8

Source: BAC Credomatic.

(1)	Includes recovery value of collateral.

At June 30, 2010, BAC Credomatic’s automobile and vehicle loan portfolio had an individual average balance of approximately U.S.$9,500, maintaining a 90 days and more past due loan ratio of 0.6%. Furthermore, approximately 78% of BAC Credomatic’s automobile and vehicle loan portfolio has a maturity of less than five years. The following table displays BAC Credomatic’s auto loan portfolio 90 days and more past due loan ratio, as well as its 90 days and more past due loan coverage ratio at the dates presented.

	At June 30,		At December 31,
	2010	2009	2009	2008
	(in percentages)
90 days and more past due loan ratio	0.6	1.7	1.1	1.4
90 days and more past due loan coverage ratio	136.7	36.5	93.2	81.9

Source: BAC Credomatic.

BAC Credomatic’s personal loan portfolio includes individual loans, retirement linked loans, payroll loans and consumer finance loans. At June 30, 2010, BAC Credomatic’s personal loan portfolio had an individual average loan balance of approximately U.S.$1,893, and a 90 days and more past due loan ratio of 1.6%. In addition, approximately 73.9% of the total personal loan portfolio had a maturity greater than five years. The following table displays BAC Credomatic’s personal loan portfolio 90 days and more past due loan ratio, as well as its 90 days and more past due loan coverage ratio at the dates presented.

	At June 30,		At December 31,
	2010	2009	2009	2008
	(in percentages)
90 days and more past due loan ratio	1.1	1.8	1.2	1.7
90 days and more past due loan coverage ratio	143.3	146.2	190.3	176.9

Source: BAC Credomatic.

Deposit activities

The following table shows BAC Credomatic’s deposit breakdown at the dates indicated. At June 30, 2010, 40.2% of BAC Credomatic’s deposit base was represented by demand deposits. Total deposits grew by 2.4% from June 30, 2009 to June 30, 2010. From December 31, 2005 to June 30, 2010, the CAGR of total deposits has been 21.9%.

	At June 30,		At December 31,
	2010	2009	2009	2008
	(in U.S.$ millions)
Demand deposits	2,218	2,215	2,183	1,895
Savings deposits	1,050	910	964	822
Time deposits	2,246	2,260	2,202	2,065
Total	5,514	5,386	5,349	4,781

Source: BAC Credomatic.

Distribution network

BAC Credomatic serves its customers throughout Central America with a diversified distribution network that includes branches, kiosks (non-cash machines which provide online banking capabilities as well as a full keyboard), ATMs, a standardized online banking platform, call centers, and mobile phone banking. Additionally, BAC Credomatic’s strong point-of-sale presence in 134,062 merchant locations in Central America at June 30, 2010 allows clients to perform various transactions, including purchases, using credit or debit cards, payments of credit card balances and loyalty program services. The following table shows the transaction volume distribution at the dates presented.

	At June 30,		At December 31,
	2010	2009	2009	2008
	(in percentages)
Online	41.9	39.5	39.0	37.9
Branches	23.9	26.1	26.9	24.7
ATMs	24.6	24.3	23.9	25.1
Phone	5.7	7.0	6.6	8.5
Other points of service	3.9	3.1	3.6	3.8

Source: BAC Credomatic.

BAC Credomatic serves its clients through multiple channels to cover the needs of different customer segments across the region.

The following map shows BAC Credomatic’s branch distribution at June 30, 2010.

Source: BAC Credomatic at June 30, 2010.

At June 30, 2010, BAC Credomatic had a network of 1,102 ATMs in the region. BAC Credomatic is also the only bank in Central America to offer deposit capabilities with instant credit balance through its ATMs. Additionally, BAC Credomatic has 227 self-service kiosks.

BAC Credomatic uses a standardized online banking platform across its countries of operations in Central America to provide ease of use by regional customers. BAC Credomatic’s online platform allows for real-time online transfers between any account within banks and between BAC Credomatic network banks, including card payments, utility and other payments, supplier and payroll payments and international transfers. Additionally, through this system, regional companies can centralize their treasury management. During the six-month period ended June 30, 2010, there were approximately 53 million online transactions, a 17% increase over approximately 45 million online transactions during the same period in 2009. At June 30, 2010, approximately 52% of commercial customers and approximately 13% of consumer clients used online channels.

BAC Credomatic deployed the first mobile banking platform in Central America and expects to benefit from further regional penetration. BAC Credomatic’s mobile banking system is SMS-enabled and it has several smart phone applications under development.

Stock purchase agreement for the purchase of BAC Credomatic

On July 15, 2010, we entered into a stock purchase agreement with GE Capital to acquire all of the outstanding shares of BAC Credomatic, for U.S.$1.92 billion, subject to certain adjustments. We completed the acquisition on December 9, 2010.

The stock purchase agreement included customary representations and warranties and covenants of each party. Until the closing of the transaction, BAC Credomatic agreed to conduct its business in the ordinary course of business. Certain material transactions outside of the ordinary course of business with an aggregate value greater than U.S.$5.0 million or entering into, amending, modifying or terminating any material contract and certain other transactions, were prohibited without the prior consent of Grupo Aval. In addition, Grupo Aval and GE Capital agreed to indemnify each other for losses arising out of breaches of their respective representations and warranties and covenants in the stock purchase agreement, subject to certain limitations and exceptions. Subject to limitations and except for certain existing businesses and activities, GE Capital agreed not to compete with BAC Credomatic. The stock purchase agreement also contemplated arrangements concerning a range of matters including certain tax matters, transitional services and employment matters.

On August 11, 2010, the stock purchase agreement was assigned by Grupo Aval to Leasing Bogotá S.A., Panama, a wholly owned subsidiary of Banco de Bogotá. The obligations of Grupo Aval under the stock purchase agreement, including payment of the purchase price, were assumed by Leasing Bogotá S.A., Panama and as of the closing Grupo Aval no longer has joint and several liability under the Stock Purchase Agreement.

Foreign exchange rate risk related to the BAC Credomatic acquisition

Following the completion of the BAC Credomatic acquisition, Grupo Aval is exposed to changes in the values of current holdings and future cash flows denominated in other currencies. The types of instruments exposed to foreign exchange rate risk include, for example, investments in foreign subsidiaries, foreign currency-denominated loans and securities, foreign currency-denominated debt and various foreign exchange derivative instruments whose values fluctuate with changes in the level or volatility of currency exchange rates or foreign interest rates. Hedging instruments used to mitigate this risk include foreign exchange options, currency swaps, futures, forwards, foreign currency-denominated debt amounting to approximately U.S.$1.3 billion and deposits.

Grupo Aval has financed the BAC Credomatic acquisition, as described in this section, through the use of three facilities denominated in U.S. dollars and amounting to approximately U.S.$1.3 billion. The foreign exchange rate risk associated with this U.S. dollar-denominated liability will be hedged with the net investment that Grupo Aval will maintain in BAC Credomatic. In accordance with its market risk policies, BAC Credomatic maintains a U.S. dollar net asset position (long U.S. dollar position) which is intended to hedge 100% (and in no case less than 60%) of its shareholders’ equity against possible devaluations of each of the local currencies in the countries where it operates against the U.S. dollar. The difference between the U.S. dollar-denominated debt and the net investment in BAC Credomatic (including any goodwill associated with the acquisition) would result in a net U.S. dollar asset position which Grupo Aval expects to hedge with forward contracts.

Selected statistical data

The following information is included for analytical purposes and should be read in conjunction with our consolidated financial statements included in this registration statement as well as “Operating and financial review and prospects.” This information has been prepared based on our financial records, which are prepared in accordance with Colombian Banking GAAP and do not reflect adjustments necessary to present the information in accordance with U.S. GAAP. This information includes Grupo Aval’s financial information at and for the nine-month period ended September 30, 2010 and at and for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005, as applicable, and accordingly does not include financial information for BAC Credomatic, which was acquired on December 9, 2010.

Distribution of assets, liabilities and shareholders’ equity, interest rates and interest differential

Average balances have been calculated as follows: for each month, the actual month-end balances were established. The average balance for each period is the average of these month-end balances. We stop accruing interest on loans after they are past due by more than a certain number of days that depends on the type of loan. See “—Loan portfolio—Suspension of accruals.” For purposes of the presentation in the following tables, non-performing loans have been treated as non-interest-earning assets.

Under Colombian Banking GAAP, interest on investment securities includes accrued interest on debt instruments, valuation adjustments and gains (losses) realized on debt and equity securities that are accounted for as “available for sale,” gains (losses) on repurchase transactions (repos), gains (losses) realized on the sale of debt securities, and mark-to-market gains (losses) on our trading securities portfolio.

Average balance sheet

For the nine-month periods ended September 30, 2010 and 2009, the following tables present:

•
average balances calculated using actual month-end balances for our assets and liabilities (based on non-consolidated monthly amounts for a ten-month period to include the last day of the prior year, adjusted for consolidation by the addition or subtraction of, as applicable, average balances for the two respective semi-annual periods);

•	interest income and expense amounts; and

•	average interest rates for our interest-earning assets and interest-bearing liabilities.

The interest rate subtotals are based on the weighted average of the average peso-denominated and foreign currency-denominated balances.

	Average balance sheet and income from interest-earning assets for the nine-month period ended September 30,
	2010			2009
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
Assets
Interest-earning assets
Interbank and overnight funds
Peso-denominated	1,674.7	77.0	6.1%	488.4	116.2	31.7%
Foreign currency-denominated	760.7	6.0	1.1%	1,266.2	6.9	0.7%
Total	2,435.4	83.0	4.5%	1,754.7	123.1	9.4%
Investment securities (3)
Peso-denominated	15,108.6	962.6	8.5%	10,723.5	1,165.6	14.5%
Foreign currency-denominated	1,969.0	71.8	4.9%	1,909.9	35.8	2.5%
Total	17,077.6	1,034.4	8.1%	12,633.4	1,201.3	12.7%
Loans and financial leases (4)
Peso-denominated	38,994.0	3,587.0	12.3%	36,533.9	4,453.0	16.3%
Foreign currency-denominated	2,752.6	57.2	2.8%	2,676.2	95.9	4.8%
Total	41,746.6	3,644.2	11.6%	39,210.1	4,548.9	15.5%
Total interest-earnings assets
Peso-denominated	55,777.2	4,626.6	11.1%	47,745.9	5,734.8	16.0%
Foreign currency-denominated	5,482.3	135.0	3.3%	5,852.3	138.6	3.2%
Total interest-earnings assets	61,259.5	4,761.7	10.4%	53,598.2	5,873.4	14.6%
Non-interest-earnings assets
Cash and due from banks					—
Peso-denominated	4,555.4	—		4,466.1	—
Foreign currency-denominated	475.4	—		567.5	—
Total	5,030.9	—		5,033.7
Allowance for loan and financial lease losses					—
Peso-denominated	(1,941.7)	—		(1,719.1)	—
Foreign currency-denominated	(10.1)	—		(9.4)	—
Total	(1,951.8)	—		(1,728.5)
Loans rated “C”, “D” and “E" (5)					—
Peso-denominated	1,588.1	—		1,503.3	—
Foreign currency-denominated	10.3	—		8.2	—
Total	1,598.4	—		1,511.6
Bankers’ acceptance, spot transactions and derivatives					—
Peso-denominated	2,824.8	—		726.3	—
Foreign currency-denominated	(2,549.2)	—		(632.3)	—
Total	275.6	—		94.0

	Average balance sheet and income from interest-earning assets for the nine-month period ended September 30,
	2010			2009
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
Accounts receivable, net					—
Peso-denominated	1,493.1	—		1,366.8	—
Foreign currency-denominated	47.7	—		50.3	—
Total	1,540.8	—		1,417.2
Foreclosed assets, net					—
Peso-denominated	45.0	—		47.4	—
Foreign currency-denominated	0.5	—		0.2	—
Total	45.6	—		47.6
Property, plant and equipment, net					—
Peso-denominated	1,394.1	—		1,250.7	—
Foreign currency-denominated	23.6	—		11.9	—
Total	1,417.7	—		1,262.7	—
Other assets net		—			—
Peso-denominated	4,436.8	—		4,519.6	—
Foreign currency-denominated	18.3	—		46.3	—
Total	4,455.1	—		4,565.9
Total non-interest-earnings assets					—
Peso-denominated	14,395.6	—		12,161.2	—
Foreign currency-denominated	(1,983.4)	—		42.9	—
Total non interest-earnings assets	12,412.2	—		12,204.1	—

Total interest and non-interest-earnings assets
Peso-denominated	70,172.8	4,626.6		59,907.1	5,734.8
Foreign currency-denominated	3,498.9	135.0		5,895.2	138.6
Total assets	73,671.7	4,761.7		65,802.3	5,873.4

	Average balance sheet and income from interest-bearing liabilities for the nine-month period ended September 30,
	2010			2009
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)
Liabilities and shareholders’ equity
Interest-bearing liabilities
Checking accounts
Peso-denominated	1,239.9	21.8	2.3%	1,274.5	43.8	4.6%
Foreign currency-denominated	149.5	0.3	0.3%	93.0	0.2	0.2%
Total	1,389.5	22.1	2.1%	1,367.5	43.9	4.3%
Savings deposits
Peso-denominated	22,456.5	473.9	2.8%	19,240.8	721.4	5.0%
Foreign currency-denominated	202.6	0.8	0.6%	215.2	1.7	1.1%
Total	22,659.1	474.8	2.8%	19,456.0	723.1	5.0%
Time deposits
Peso-denominated	13,149.3	474.6	4.8%	13,999.0	943.7	9.0%
Foreign currency-denominated	2,626.6	43.3	2.2%	2,717.2	51.7	2.5%
Total	15,775.9	517.9	4.4%	16,716.2	995.3	7.9%
Interbank borrowings and overnight funds (1)
Peso-denominated	3,601.4	76.1	2.8%	1,888.3	87.5	6.2%
Foreign currency-denominated	137.4	1.2	1.2%	30.0	0.9	4.1%
Total	3,738.7	77.3	2.8%	1,918.4	88.4	6.1%
Borrowings from banks and others (2)
Peso-denominated	2,693.3	105.9	5.2%	3,042.2	209.6	9.2%
Foreign currency-denominated	1,177.1	8.6	1.0%	1,453.0	29.7	2.7%
Total	3,870.4	114.6	3.9%	4,495.2	239.3	7.1%

	Average balance sheet and income from interest-bearing liabilities for the nine-month period ended September 30,
	2010			2009
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)
Long-term debt (bonds)
Peso-denominated	4,018.1	203.8	6.8%	2,569.7	198.5	10.3%
Foreign currency-denominated	—	—	—	—	—	—
Total	4,018.1	203.8	6.8%	2,569.7	198.5	10.3%
Total interest-bearing liabilities
Peso-denominated	47,158.5	1,356.1	3.8%	42,014.6	2,204.4	7.0%
Foreign currency-denominated	4,293.2	54.3	1.7%	4,508.5	84.2	2.5%
Total interest-bearing liabilities	51,451.6	1,410.4	3.7%	46,523.1	2,288.6	6.6%

Total non-interest-bearing liabilities and shareholders’ equity	22,220.0	—	—	19,279.3	—	—

Total interest and non-interest-bearing liabilities	—	—	—	—	—	—
Total liabilities and shareholders’ equity	73,671.7	1,410.4	1.9%	65,802.3	2,288.6	3.5%

(1)	Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

(2)	Reflects loans made by other financial institutions including development banks and international correspondent banks.

(3)	Includes available for sale securities, in which yields are based on historical cost balances.

(4)	Includes an immaterial amount of interest earned on loans rated “C”, “D” and “E”.

(5)	See “—Loan portfolio—Risk categories.”

For the years ended December 31, 2009, 2008 and 2007, the following tables present:

•
average balances calculated using actual month-end balances for our assets and liabilities (based on non-consolidated monthly amounts for a 13-month period to include the last day of the prior year, adjusted for consolidation by the addition or subtraction of, as applicable, average balances for the three respective semi-annual periods);

•	interest income and expense amounts; and

•	average interest rates for our interest-earning assets and interest-bearing liabilities.

The interest rate subtotals are based on the weighted average of the average peso-denominated and foreign currency-denominated balances.

	Average balance sheet and income from interest-earning assets for years ended December 31,
	2009			2008			2007
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
Assets
Interest-earning assets
Interbank and overnight funds
Peso-denominated	695.0	140.0	20.1%	507.4	158.3	31.2%	214.7	97.5	45.4%
Foreign currency-denominated	1,129.6	8.9	0.8%	1,174.5	36.9	3.1%	1,301.0	76.0	5.8%
Total	1,824.6	148.9	8.2%	1,681.9	195.2	11.6%	1,515.7	173.5	11.4%
Investment securities (3)
Peso-denominated	11,789.4	1,534.3	13.0%	9,054.8	714.0	7.9%	9,042.9	539.4	6.0%
Foreign currency-denominated	1,854.4	142.6	7.7%	1,236.9	70.0	5.7%	1,206.9	77.6	6.4%
Total	13,643.8	1,676.9	12.3%	10,291.7	784.0	7.6%	10,249.7	617.0	6.0%

	Average balance sheet and income from interest-earning assets for years ended December 31,
	2009			2008			2007
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
Loans and financial leases (4)
Peso-denominated	36,688.6	5,736.8	15.6%	32,903.1	5,821.8	17.7%	27,043.8	4,251.6	15.7%
Foreign currency-denominated	2,684.2	117.4	4.4%	2,934.4	154.5	5.3%	2,175.3	150.8	6.9%
Total	39,372.8	5,854.2	14.9%	35,837.4	5,976.3	16.7%	29,219.1	4,402.5	15.1%
Total interest-earnings assets
Peso-denominated	49,173.0	7,411.1	15.1%	42,465.3	6,694.0	15.8%	36,301.3	4,888.6	13.5%
Foreign currency-denominated	5,668.2	268.9	4.7%	5,345.8	261.4	4.9%	4,683.2	304.4	6.5%
Total interest-earnings assets	54,841.2	7,680.0	14.0%	47,811.1	6,955.5	14.5%	40,984.6	5,192.9	12.7%
Non-interest-earnings assets
Cash and due from banks
Peso-denominated	4,457.4	—	—	3,511.9	—	—	2,669.2	—	—
Foreign currency-denominated	476.7	—	—	165.7	—	—	140.0	—	—
Total	4,934.1	—	—	3,677.6	—	—	2,809.2	—	—
Allowance for loan and financial lease losses
Peso-denominated	(1,749.5)	—	—	(1,427.0)	—	—	(1,100.5)	—	—
Foreign currency-denominated	(10.6)	—	—	(9.3)	—	—	(7.8)	—	—
Total	(1,760.2)	—	—	(1,436.3)	—	—	(1,108.3)	—	—
Loans rated “C”, “D” and “E” (5)
Peso-denominated	1,537.2	—	—	1,142.3	—	—	837.0	—	—
Foreign currency-denominated	8.5	—	—	4.2	—	—	12.3	—	—
Total	1,545.7	—	—	1,146.4	—	—	849.3	—	—
Bankers’ acceptance, spot transactions and derivatives
Peso-denominated	775.8	—	—	250.5	—	—	158.3	—	—
Foreign currency-denominated	(679.7)	—	—	(185.4)	—	—	(66.9)	—	—
Total	96.1	—	—	65.1	—	—	91.4	—	—
Accounts receivable, net
Peso-denominated	1,273.7	—	—	1,215.4	—	—	993.8	—	—
Foreign currency-denominated	51.7	—	—	62.3	—	—	60.3	—	—
Total	1,325.4	—	—	1,277.7	—	—	1,054.1	—	—
Foreclosed assets, net
Peso-denominated	49.5	—	—	48.4	—	—	67.0	—	—
Foreign currency-denominated	0.2	—	—	0.2	—	—	0.3	—	—
Total	49.7	—	—	48.5	—	—	67.3	—	—
Property, plant and equipment, net
Peso-denominated	1,248.4	—	—	1,094.6	—	—	1,078.5	—	—
Foreign currency-denominated	10.2	—	—	11.1	—	—	13.8	—	—
Total	1,258.6	—	—	1,105.6	—	—	1,092.3	—	—
Other assets net
Peso-denominated	4,533.1	—	—	3,915.6	—	—	3,914.2	—	—
Foreign currency-denominated	40.1	—	—	30.9	—	—	12.4	—	—
Total	4,573.2	—	—	3,946.4	—	—	3,926.6	—	—
Total non-interest-earnings assets
Peso-denominated	12,125.5	—	—	9,751.6	—	—	8,617.6	—	—
Foreign currency-denominated	(102.9)	—	—	79.6	—	—	164.4	—	—
Total non interest-earnings assets	12,022.6	—	—	9,831.1	—	—	8,782.0	—	—

Total interest and non-interest-earnings assets
Peso-denominated	61,298.5	7,411.1	12.1%	52,216.8	6,694.0	12.8%	44,918.9	4,888.6	10.9%
Foreign currency-denominated	5,565.3	268.9	4.8%	5,425.3	261.4	4.8%	4,847.7	304.4	6.3%
Total assets	66,863.8	7,680.0	11.5%	57,642.2	6,955.5	12.1%	49,766.5	5,192.9	10.4%

	Average balance sheet and income from interest-bearing liabilities for years ended December 31,
	2009			2008			2007
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)
Liabilities and shareholders’ equity
Interest-bearing liabilities
Checking accounts
Peso-denominated	1,287.3	53.0	4.1%	998.7	48.0	4.8%	762.3	28.0	3.7%
Foreign currency-denominated	110.2	0.2	0.2%	72.1	0.8	1.1%	45.1	1.1	2.4%
Total	1,397.5	53.2	3.8%	1,070.8	48.8	4.6%	807.4	29.1	3.6%
Savings deposits
Peso-denominated	19,727.0	923.1	4.7%	17,554.3	1,203.3	6.9%	16,342.3	950.8	5.8%
Foreign currency-denominated	224.5	2.3	1.0%	114.5	3.7	3.2%	56.7	5.3	9.3%
Total	19,951.5	925.3	4.6%	17,668.8	1,207.0	6.8%	16,398.9	956.1	5.8%
Time deposits
Peso-denominated	13,950.1	1,153.2	8.3%	11,186.7	1,122.2	10.0%	7,622.3	615.9	8.1%
Foreign currency-denominated	2,897.1	65.8	2.3%	2,281.1	82.8	3.6%	2,149.1	109.8	5.1%
Total	16,847.2	1,219.0	7.2%	13,467.8	1,205.0	8.9%	9,771.4	725.7	7.4%
Interbank borrowings and overnight funds (1)
Peso-denominated	2,076.3	107.1	5.2%	1,882.7	152.8	8.1%	1,586.5	150.7	9.5%
Foreign currency-denominated	301.4	4.5	1.5%	459.4	12.2	2.7%	358.5	12.5	3.5%
Total	2,377.7	111.7	4.7%	2,342.1	165.0	7.0%	1,945.0	163.2	8.4%
Borrowings from banks and others (2)
Peso-denominated	3,038.2	266.1	8.8%	2,485.8	287.4	11.6%	2,385.4	240.2	10.1%
Foreign currency-denominated	930.7	25.4	2.7%	1,341.1	55.3	4.1%	1,238.5	71.5	5.8%
Total	3,968.9	291.5	7.3%	3,826.9	342.7	9.0%	3,623.9	311.6	8.6%
Long-term debt (bonds)
Peso-denominated	2,665.2	253.4	9.5%	2,213.4	271.7	12.3%	1,862.4	191.1	10.3%
Foreign currency-denominated	—	—	—	—	—	—	—	—	—
Total	2,665.2	253.4	9.5%	2,213.4	271.7	12.3%	1,862.4	191.1	10.3%
Total interest-bearing liabilities
Peso-denominated	42,744.2	2,755.9	6.4%	36,321.6	3,085.3	8.5%	30,561.2	2,176.6	7.1%
Foreign currency-denominated	4,463.9	98.1	2.2%	4,268.2	154.8	3.6%	3,847.9	200.1	5.2%
Total interest-bearing liabilities	47,208.1	2,854.0	6.0%	40,589.8	3,240.2	8.0%	34,409.1	2,376.8	6.9%

Total non-interest-bearing liabilities and shareholders’ equity	19,655.8	—	—	17,052.4	—	—	15,357.5	—	—

Total interest and non-interest-bearing liabilities	—	—	—	—	—	—	—	—	—
Total liabilities and shareholders’ equity	66,863.8	2,854.0	4.3%	57,642.2	3,240.2	5.6%	49,766.5	2,376.8	4.8%

(1)	Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

(2)	Reflects loans made by other financial institutions including development banks and international correspondent banks.

(3)	Includes available for sale securities, in which yields are based on historical cost balances.

(4)	Includes an immaterial amount of interest earned on loans rated “C”, “D” and “E”.

(5)	See “—Loan portfolio—Risk categories.”

Changes in net interest income and expenses — volume and rate analysis

The following tables allocate by currency of denomination, changes in our net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rates for the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009, the year ended December 31, 2009 compared to the year ended December 31, 2008; and the year ended December 31, 2008 compared to the year ended December 31, 2007. Volume and rate variances have been calculated based on variances in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume.

	Nine-month periods ended September 30, 2009 – September 30, 2010 Increase (decrease) due to changes in			2008 – 2009 Increase (decrease) due to changes in			2007 – 2008 Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions, except percentages)
Interest-earnings assets
Interbank and overnight funds
Peso-denominated	54.5	(93.7)	(39.2)	37.8	(56.1)	(18.3)	91.3	(30.6)	60.8
Foreign currency-denominated	(4.0)	3.1	(0.9)	(0.4)	(27.7)	(28.0)	(4.0)	(35.1)	(39.1)
Total	50.5	(90.6)	(40.1)	37.4	(83.7)	(46.3)	87.3	(65.6)	21.7
Investment securities
Peso-denominated	279.4	(482.4)	(203.0)	355.9	464.5	820.3	0.9	173.6	174.6
Foreign currency-denominated	2.2	33.9	36.1	47.5	25.1	72.6	1.7	(9.3)	(7.6)
Total	281.5	(448.5)	(166.9)	403.4	489.6	892.9	2.6	164.4	167.0
Loans and financial leases (1)
Peso-denominated	226.3	(1,092.3)	(866.0)	591.9	(676.9)	(85.0)	1,036.7	533.4	1,570.1
Foreign currency-denominated	1.6	(40.3)	(38.7)	(10.9)	(26.2)	(37.1)	40.0	(36.3)	3.7
Total	227.9	(1,132.6)	(904.7)	581.0	(703.1)	(122.1)	1,076.7	497.1	1,573.8
Total interest-earnings assets
Peso-denominated	560.2	(1,668.4)	(1,108.2)	985.6	(268.6)	717.0	1,129.0	676.5	1,805.5
Foreign currency-denominated	(0.3)	(3.3)	(3.6)	36.2	(28.7)	7.5	37.7	(80.6)	(42.9)
Total interest-earnings assets	560.0	(1,671.7)	(1,111.7)	1,021.8	(297.3)	724.3	1,166.7	595.9	1,762.5

(1)	Includes an immaterial amount of interest earned on loans rated “C”, “D” and “E”.

	Nine-month periods ended September 30, 2009 – September 30, 2010 Increase (decrease) due to changes in			2008 – 2009 Increase (decrease) due to changes in			2007 – 2008 Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions, except percentages)
Interest-bearing liabilities
Checking accounts
Peso-denominated	(0.6)	(21.4)	(22.0)	11.9	(6.9)	5.0	11.4	8.6	20.0
Foreign currency-denominated	0.1	0.1	0.2	0.1	(0.7)	(0.6)	0.3	(0.6)	(0.3)
Total	(0.5)	(21.3)	(21.8)	11.9	(7.6)	4.4	11.7	8.0	19.7
Savings deposits
Peso-denominated	67.9	(315.3)	(247.4)	101.7	(381.9)	(280.2)	83.1	169.4	252.5
Foreign currency-denominated	(0.1)	(0.9)	(0.9)	1.1	(2.5)	(1.4)	1.9	(3.4)	(1.6)
Total	67.8	(316.1)	(248.3)	102.8	(384.4)	(281.6)	85.0	166.0	250.9
Time deposits
Peso-denominated	(30.7)	(438.4)	(469.1)	228.4	(197.5)	31.0	357.6	148.8	506.3
Foreign currency-denominated	(1.5)	(6.9)	(8.4)	14.0	(31.0)	(17.0)	4.8	(31.8)	(27.0)
Total	(32.2)	(445.3)	(477.5)	242.4	(228.5)	14.0	362.4	117.0	479.3
Interbank borrowings and overnight funds
Peso-denominated	36.2	(47.6)	(11.4)	10.0	(55.6)	(45.6)	24.0	(21.9)	2.1
Foreign currency-denominated	1.0	(0.6)	0.3	(2.4)	(5.3)	(7.7)	2.7	(3.0)	(0.3)
Total	37.2	(48.2)	(11.1)	7.6	(60.9)	(53.3)	26.7	(24.9)	1.8
Borrowings from banks and others
Peso-denominated	(13.7)	(90.0)	(103.7)	48.4	(69.6)	(21.3)	11.6	35.6	47.2
Foreign currency-denominated	(2.0)	(19.0)	(21.0)	(11.2)	(18.8)	(30.0)	4.2	(20.4)	(16.1)
Total	(15.8)	(109.0)	(124.7)	37.2	(88.4)	(51.2)	15.8	15.2	31.1
Long-term debt (bonds)
Peso-denominated	73.5	(68.2)	5.3	43.0	(61.3)	(18.3)	43.1	37.5	80.6
Foreign currency-denominated	—	—	—	—	—	—	—	—	—
Total	73.5	(68.2)	5.3	43.0	(61.3)	(18.3)	43.1	37.5	80.6
Total interest-bearing liabilities
Peso-denominated	132.5	(980.8)	(848.3)	443.3	(772.8)	(329.4)	530.7	378.0	908.7
Foreign currency-denominated	(2.5)	(27.3)	(29.8)	1.6	(58.3)	(56.7)	13.9	(59.2)	(45.3)
Total interest-bearing liabilities	130.0	(1,008.2)	(878.1)	444.9	(831.1)	(386.1)	544.6	318.8	863.4

Interest-earnings assets — net interest margin and spread

The following table presents our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread for the nine-month periods ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007.

	Interest-earning assets-yield for the nine-month period ended September 30,		Interest-earning assets-yield for the year ended December 31,
	2010	2009	2009	2008	2007
	(in Ps billions, except percentages)
Interbank and overnight funds
Peso-denominated	1,674.7	488.4	695.0	507.4	214.7
Foreign currency-denominated	760.7	1,266.2	1,129.6	1,174.5	1,301.0
Total	2,435.4	1,754.7	1,824.6	1,681.9	1,515.7
Investment securities
Peso-denominated	15,108.6	10,723.5	11,789.4	9,054.8	9,042.9
Foreign currency-denominated	1,969.0	1,909.9	1,854.4	1,236.9	1,206.9
Total	17,077.6	12,633.4	13,643.8	10,291.7	10,249.7
Loans and financial leases (1)
Peso-denominated	38,994.0	36,533.9	36,688.6	32,903.1	27,043.8
Foreign currency-denominated	2,752.6	2,676.2	2,684.2	2,934.4	2,175.3
Total	41,746.6	39,210.1	39,372.8	35,837.4	29,219.1
Other interest-earning assets
Peso-denominated	—	—	—	—	—
Foreign currency-denominated	—	—	—	—	—
Total	—	—	—	—	—
Total average interest-earning assets
Peso-denominated	55,777.2	47,745.9	49,173.0	42,465.3	36,301.3
Foreign currency-denominated	5,482.3	5,852.3	5,668.2	5,345.8	4,683.2
Total	61,259.5	53,598.2	54,841.2	47,811.1	40,984.6
Net interest earned (2)
Peso-denominated	3,270.5	3,530.4	4,655.2	3,608.7	2,711.9
Foreign currency-denominated	80.7	54.4	170.8	106.6	104.3
Total	3,351.2	3,584.8	4,826.0	3,715.3	2,816.2
Average yield on interest-earning assets
Peso-denominated	11.1%	16.0%	15.1%	15.8%	13.5%
Foreign currency-denominated	3.3%	3.2%	4.7%	4.9%	6.5%
Total	10.4%	14.6%	14.0%	14.5%	12.7%
Net interest margin (3)
Peso-denominated	7.8%	9.9%	9.5%	8.5%	7.5%
Foreign currency-denominated	2.0%	1.2%	3.0%	2.0%	2.2%
Total	7.3%	8.9%	8.8%	7.8%	6.9%
Interest spread on loans and financial leases (4)
Peso-denominated	7.2%	9.0%	9.2%	9.2%	8.6%
Foreign currency-denominated	1.6%	0.7%	2.2%	1.6%	1.7%
Total	6.7%	8.1%	8.8%	8.7%	8.2%
Interest spread on total interest-earning assets (5)
Peso-denominated	8.4%	9.3%	8.6%	7.3%	6.3%
Foreign currency-denominated	1.1%	2.3%	2.5%	1.3%	1.3%
Total	8.0%	8.9%	8.0%	6.6%	5.8%

(1)	Includes an immaterial amount of interest earned on loans rated “C”, “D” and “E”.

(2)
Net interest earned is calculated as interest income less interest paid and includes accrued interest, valuation adjustments and gains (losses) realized on debt and equity securities that are accounted for as “available for sale,” gains (losses) on repurchase transactions (repos), gains (losses) realized on the sale of debt securities, and mark-to-market gains (losses) on trading securities portfolio.

(3)	Net interest margin is calculated as net interest income divided by total average interest-earning assets.

(4)
Interest spread on loans and financial leases is calculated as the difference between the average yield on interest-earning loans and financial leases and the average rate paid on interest-bearing liabilities.

(5)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

Investment portfolio

We acquire and hold fixed income debt and equity securities for liquidity and other strategic purposes, or when required by law. In recent years, credit institutions, including our banking subsidiaries, have been required to hold certain debt securities issued by the Colombian Government or Government-related entities. Central Bank regulations require credit institutions to make investments in agricultural development bonds (Títulos de Desarrollo Agropecuario), or TDAs, issued by the Agricultural Sector Financing Fund (Fondo para el Financiamiento del Sector Agropecuario), or Finagro. Finagro is a development bank affiliated with the Ministry of Agriculture and finances the production and marketing activities of the agricultural and livestock sector. These securities yield below-market interest rates. The amount of these mandatory investments, which our subsidiaries are still required to hold, is calculated as a percentage of short-term deposits. Another mandatory investment, still on our portfolio but no longer subject to new issuances, is in debt reduction bonds (Títulos de Reducción de Deuda), or TRDs, issued by the Colombian Government. Under government discretion, authorities may extend the scope of current regulations or require additional disbursements on current or new types of mandatory investments. See “—Industry—Supervision and regulation—Mandatory investments.”

The Superintendency of Finance requires investments to be classified as “trading,” “available for sale” or “held to maturity.” Trading investments are investments acquired primarily to obtain profits from fluctuations in short-term prices and are recorded at market value. The difference between current and previous market value is added to, or subtracted from, the value of the investment and credited or charged to earnings. “Available for sale” investments are those investments that we intend, and are able, to hold for at least one year and they are recorded on the balance sheet at market value with changes to the values of these securities recorded in a separate equity account called “unrealized gains and losses”; when a portion of the gains or losses is realized, such amount is transferred to the statement of income. “Held to maturity” investments are investments acquired and that we intend, and are able, to hold until maturity, and are valued at amortized cost.

In accordance with Chapter 1 of Circular 100 of 1995 issued by the Superintendency of Finance, investments in debt securities are fully reviewed for impairment in June and December and partially reviewed every three months, by considering the related solvency, market, currency exchange rate and country risks. Investments in securities with certain ratings by external rating agencies recognized by the Superintendency of Finance cannot be recorded on our balance sheet for an amount higher than specified percentages of the face value, net of amortizations recorded at the valuation date.

Long-term classification	Maximum face value (%)
BB+, BB, BB-	90
B+, B, B-	70
CCC	50
DD, EE	0

Short-term classification	Maximum face value (%)
3	90
4	50
5 and 6	0

Internal or external debt securities issued or guaranteed by the Republic of Colombia, as well as those issued by the Central Bank of Colombia and those issued or guaranteed by FOGAFIN, are not subject to this adjustment.

The following table presents the book value of our investments, net of allowance for investment securities losses, at the dates indicated.

	At September 30, 2010		At December 31,
	2010	2009	2009	2008	2007
	(in Ps billions)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian central government (1)	11,500.0	7,329.1	9,542.2	5,561.0	5,185.2
Securities issued or secured by the Central Bank	—	—	—	—	0.9
Securities issued or secured by other Colombian government entities	2,108.7	1,963.7	1,937.2	1,727.6	1,630.3
Securities issued or secured by financial entities (2)	296.3	170.4	374.1	642.9	596.2
Other securities (3)	473.5	538.5	604.6	523.9	370.5
Total peso-denominated	14,378.4	10,001.6	12,458.1	8,455.4	7,783.1
Foreign currency-denominated
Securities issued or secured by the Colombian central government (1)	718.2	949.8	1,069.1	607.5	721.3
Securities issued or secured by other Colombian government entities	198.4	272.7	354.9	131.7	116.8
Securities issued or secured by other financial entities (2)	172.3	114.3	132.2	148.0	161.7
Securities issued by foreign governments	378.4	194.4	204.5	263.0	149.2
Other securities (3)	425.8	368.3	473.0	290.4	346.6
Total foreign currency-denominated	1,893.1	1,899.4	2,233.6	1,440.7	1,495.6

Total debt securities, net	16,271.5	11,901.0	14,691.7	9,896.1	9,278.6

Equity securities, net	2,058.2	1,847.0	1,895.6	1,531.6	1,481.3

Total investment securities, net	18,329.7	13,748.0	16,587.3	11,427.7	10,759.9

(1)	Includes Colombian central government-issued treasuries (Títulos de Tesoreria), or TES.

(2)	Reflects investments made in debt securities issued by private financial entities.

(3)	Reflects investments made in debt securities issued by multilateral institutions and non-financial companies.

At September 30, 2010 and December 31, 2009, 2008 and 2007, we held securities issued by foreign governments and in the principal amounts, as follows.

At September 30,	Issuer	Investment amount – book value	Investment amount – book value
		(in Ps billions)	(in U.S.$ thousands)
2010
	Brazil	24.7	13,698
	Costa Rica	1.9	1,053
	Mexico	10.0	5,535
	Panama	112.2	62,306
	United States of America	229.7	127,519
	Total 2010	378.4	210,112

At December 31,

2009
	Brazil	28.6	14,013
	Costa Rica	5.5	2,714
	Mexico	14.3	7,007
	Panama	137.1	67,050
	United States of America	18.9	9,258

At September 30,	Issuer	Investment amount – book value	Investment amount – book value
		(in Ps billions)	(in U.S.$ thousands)
	Total 2009	204.5	100,043

2008
	Brazil	13.4	5,983
	Costa Rica	14.0	6,243
	El Salvador	2.1	947
	France	50.4	22,442
	Panama	110.8	49,366
	Spain	42.2	18,792
	United States of America	30.2	13,446
	Total 2008	263.0	117,219

2007
	Brazil	8.6	4,289
	Canada	2.1	1,032
	Costa Rica	9.5	4,706
	El Salvador	2.2	1,100
	Mexico	4.1	2,019
	Panama	108.2	53,681
	United States of America	14.6	7,228
	Total 2007	149.2	74,053

Investment securities portfolio maturity

The following table summarizes the maturities and weighted average nominal yields of our debt investment securities at September 30, 2010.

	At September 30, 2010
	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)
	(in Ps billions, except yields)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian central government	928.9	3.3	6,080.8	4.1	451.1	6.5	439.1	6.6	11,500.0	5.0
Securities issued or secured by the Central Bank	—	—	—	—	—	—	—	—	—	—
Securities issued or secured by Colombian government entities	1,897.6	1.1	207.2	3.7	4.0	7.0	—	—	2,108.7	1.4
Securities issued or secured by financial entities	45.4	3.4	124.6	4.5	126.3	5.0	—	—	296.3	4.6
Other securities	16.3	3.7	58.3	6.4	358.5	6.4	40.5	7.6	473.5	6.4
Total peso-denominated	2,888.1	1.9	6,470.9	4.1	4,539.8	6.5	479.6	6.7	14,378.4	4.5

Foreign currency-denominated
Securities issued or secured by the Colombian central government	144.3	2.2	567.2	2.2	6.8	3.9	—	—	718.2	2.2

	At September 30, 2010
	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)
	(in Ps billions, except yields)
Securities issued or secured by Colombian government entities	—	—	80.7	6.1	117.8	5.3	—	—	198.4	5.6
Securities issued or secured by other financial entities	39.6	2.9	95.5	3.0	37.1	5.4	—	—	172.3	3.5
Securities issued by foreign governments	119.0	1.1	257.3	0.7	2.1	3.6	—	—	378.4	0.8
Other securities	27.7	1.9	186.5	3.9	210.7	6.0	0.9	5.4	425.8	4.8
Total foreign currency-denominated	330.6	1.9	1,187.1	2.5	374.5	5.7	0.9	5.4	1,893.1	3.0

Total debt securities, net	3,218.7	—	7,658.0	—	4,914.3	—	480.5	—	16,271.5	—

Equity securities, net	—	—	—	—	—	—	—	—	2,058.2	—

Total investment securities, net	3,057.8	—	7,802.9	—	4,815.2	—	595.6	—	18,329.7	—

(1)
Amounts for debt securities are net of allowances for decline in value, which amounted to Ps 4.1 billion at September 30, 2010. Amounts for equity securities are net of allowances, which amounted to Ps 82.2 billion at September 30, 2010.

(2)	Yield was calculated using the internal return rate, or IRR, at September 30, 2010.

The following table summarizes the maturities and weighted average nominal yields of our debt investment securities at December 31, 2009.

	At December 31, 2009
	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)
	(in Ps billions, except yields)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian central government	730.8	3.3	6,101.3	5.5	1,747.2	6.5	963.0	8.5	9,542.2	5.8
Securities issued or secured by the Central Bank	—	—	—	—	—	—	—	—	—	—
Securities issued or secured by Colombian government entities	1,729.9	1.6	189.9	3.9	17.4	2.8	—	—	1,937.2	1.9
Securities issued or secured by financial entities	166.1	4.0	87.6	5.3	120.4	5.7	—	—	374.1	4.9
Other securities	6.4	3.6	226.7	6.7	317.7	5.8	53.7	7.2	604.6	6.2
Total peso-denominated	2,633.2	2.2	6,605.5	5.5	2,202.6	6.3	1,016.7	8.4	12,458.1	5.2

	At December 31, 2009
	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)	Balance (1)	Yield % (2)
	(in Ps billions, except yields)

Foreign currency-denominated
Securities issued or secured by the Colombian central government	12.0	0.5	983.9	3.1	73.1	4.5	—	—	1,069.1	3.2
Securities issued or secured by Colombian government entities	—	—	76.4	6.4	278.5	6.5	—	—	354.9	6.5
Securities issued or secured by other financial entities	45.7	3.4	55.6	3.2	30.9	6.4	—	—	132.2	4.0
Securities issued by foreign governments	25.3	1.0	179.2	1.9	—	—	—	—	204.5	1.8
Other securities	34.7	2.3	257.9	4.3	180.4	7.2	—	—	473.0	5.3
Total foreign currency-denominated	117.7	2.3	1,553.0	3.3	562.9	6.5	—	—	2,233.6	4.1

Total debt securities, net	2,751.0	—	8,158.5	—	2,765.5	—	1,016.7	—	14,691.7	—

Equity securities, net	—	—	—	—	—	—	—	—	1,895.6	—

Total investment securities, net	2,751.0	—	8,158.5	—	2,765.5	—	1,016.7	—	16,587.3	—

(1)
Amounts for debt securities are net of allowances for decline in value, which amounted to Ps 5.3 billion in 2009. Amounts for equity securities are net of allowances, which amounted to Ps 7.6 billion in 2009.

(2)	Yield was calculated using the IRR at December 31, 2009.

At the dates indicated we had the following investments in securities of issuers that exceeded 10% of our shareholders’ equity.

	September 30, 2010
	Issuer	Book value	Market value
		(in Ps billions)
Securities issued or secured by the Colombian central government	Ministry of Finance	12,166.1	12,033.6
Securities issued or secured by Colombian government entities	Finagro	1,847.0	1,821.7
Securities issued by other financial entities	Titularizadora Colombiana (1)	453.1	457.8
Total		14,466.2	14,313.1

	December 31, 2009
	Issuer	Book value	Market value
		(in Ps billions)
Securities issued or secured by the Colombian central government	Ministry of Finance	10,562.0	10,450.5
Securities issued or secured by Colombian government entities	Finagro	1,712.2	1,694.0
Securities issued by other financial entities	Titularizadora Colombiana (1)	552.2	557.3
Total		12,826.4	12,701.8

(1)
Titularizadora Colombiana S.A. is a corporation owned by the International Finance Corporation, or IFC, an affiliate of the World Bank, and certain mortgage-lending Colombian banks; it carries out mortgage securitizations.

Loan portfolio

The following table presents our loan portfolio classified into commercial, consumer, microcredit, financial leases and mortgage loans.

	At September 30,		At December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in Ps billions)
Commercial
General purpose loans (1)	20,878.0	14,734.7	15,050.8	13,916.2	12,365.3	10,035.2	7,259.6
Loans funded by development banks	1,577.6	1,484.7	1,565.7	1,535.2	1,310.4	1,133.9	1,232.3
Working capital loans	6,559.5	9,234.6	9,232.7	9,741.7	7,131.9	5,566.6	2,711.4
Credit cards	168.0	164.7	163.4	155.8	128.5	97.2	47.9
Overdrafts	213.3	227.8	126.8	177.2	180.9	160.3	113.9
Total commercial	29,396.5	25,846.6	26,139.3	25,526.1	21,117.0	16,993.3	11,365.1

Consumer
Credit cards	1,386.6	1,284.6	1,338.7	1,345.2	1,184.7	800.3	576.5
Personal loans	9,372.6	8,183.1	8,438.2	7,343.8	6,118.5	4,761.4	1,069.1
Automobile and vehicle loans	1,448.2	1,436.3	1,425.0	1,482.3	1,350.6	938.4	449.0
Overdrafts	64.7	70.8	51.5	67.6	72.4	61.1	44.8
Loans funded by development banks	0.0	0.1	0.4	0.1	—	—	0.1
General purpose loans	145.9	142.9	142.0	131.4	123.7	123.0	103.4
Working capital loans	0.0	0.0	0.0	—	—	0.8	3.5
Total consumer	12,418.1	11,117.7	11,395.8	10,370.2	8,849.8	6,685.0	2,246.5

Microcredit	254.6	285.9	286.0	274.6	152.4	142.2	21.6
Mortgages	889.1	880.8	865.4	869.0	974.7	1,028.1	889.9
Financial leases	3,320.1	3,156.8	3,210.1	3,104.0	2,807.7	2,124.3	1,403.0
Total portfolio	46,278.4	41,287.8	41,896.7	40,144.0	33,901.6	26,972.9	15,926.1
Allowance for loan portfolio	(2,038.5)	(1,850.1)	(1,881.1)	(1,625.8)	(1,278.2)	(948.7)	(624.8)
Total portfolio, net	44,239.9	39,437.7	40,015.6	38,518.3	32,623.4	26,024.2	15,301.3

(1)	General purpose commercial loans primarily include short-term loans (créditos de tesorería), trade finance loans, project finance loans and loans for capital expenditures.

We classify our loan portfolio into the following categories:

•	Commercial loans: Commercial loans are granted to companies or individuals to carry out economic activities.

•	Consumer loans: Consumer loans are granted to individuals for the purchase of consumer goods or to pay for non-commercial or non-business services.

•
Microcredit loans: Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario minimo mensual legal vigente), or SMMLV, without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro business. The borrower’s outstanding indebtedness may not exceed 120 times the SMMLV.

•
Mortgages: Mortgages are loans granted to individuals for the purchase of new or used housing or to build a home, all in accordance with Law 546 of 1999. These loans include loans that are denominated in UVR or local currency, that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of five to 30 years.

•
Financial leases: Financial leases are transactions involving the transfer under a lease agreement of property where financing is provided in exchange for rental payments that are paid over a period of time; the lessee has an option to purchase the property at the end of such period.

Maturity and interest rate sensitivity of loans and financial leases

The following table presents the maturities of our loan portfolio at September 30, 2010.

	Due in one year or less	Due from one to five years	Due after five years	Total
	(in Ps billions)
Domestic
Commercial
General purpose loans	9,468.7	9,692.3	1,673.9	20,834.9
Loans funded by developments banks	580.0	770.7	226.9	1,577.6
Working capital loans	6,153.0	382.9	1.8	6,537.7
Credit cards	126.9	40.9	0.2	168.0
Overdrafts	213.3	—	—	213.3
Total commercial	16,541.9	10,886.9	1,902.7	29,331.5

Consumer
Credit cards	1,085.1	301.4	0.0	1,386.6
Personal loans	2,657.4	6,404.0	311.2	9,372.6
Automobile and vehicle loans	479.0	967.0	2.2	1,448.2
Overdrafts	64.7	—	—	64.7
Loans funded by developments banks	0.0	0.0	—	0.0
General purpose loans	67.8	78.1	—	145.9
Working capital loans	—	—	—	—
Total consumer	4,354.1	7,750.6	313.3	12,418.1

Microcredit	98.3	156.1	0.1	254.6
Mortgages	116.2	336.0	437.0	889.1
Financial leases	1,172.2	1,790.1	357.8	3,320.1
Total domestic portfolio	22,282.7	20,919.7	3,011.0	46,213.4

Foreign
Commercial
General purpose loans	9.0	31.4	2.7	43.1
Loans funded by developments banks	—	—	—	—
Working capital loans	14.3	7.6	—	21.9
Credit cards	—	—	—	—
Overdrafts	—	—	—	—
Total commercial	23.3	39.0	2.7	65.0

Consumer
Credit cards	—	—	—	—
Personal loans	—	—	—	—
Automobile and vehicle loans	—	—	—	—
Overdrafts	—	—	—	—
Loans funded by development banks	—	—	—	—
General purpose loans	—	—	—	—
Working capital loans	—	—	—	—
Total consumer	—	—	—	—

Microcredit	—	—	—	—
Mortgages	—	—	—	—
Financial leases	—	—	—	—
Total foreign portfolio	23.3	39.0	2.7	65.0

Total loan portfolio	22,306.0	20,958.7	3,013.7	46,278.4

The following table presents the maturities of our loan portfolio at December 31, 2009.

	Due in one year or less	Due from one to five years	Due after five years	Total
	(in Ps billions)
Domestic
Commercial
General purpose loans	6,693.2	7,266.1	1,039.7	14,999.0
Loans funded by developments banks	601.3	821.4	143.0	1,565.7
Working capital loans	8,068.3	1,104.2	38.8	9,211.3
Credit cards	126.6	36.6	0.2	163.4
Overdrafts	126.8	—	—	126.8
Total commercial	15,616.1	9,228.4	1,221.6	26,066.1

Consumer
Credit cards	1,026.2	312.5	—	1,338.7
Personal loans	2,627.8	5,610.2	200.2	8,438.2
Automobile and vehicle loans	480.5	942.2	2.3	1,425.0
Overdrafts	51.5	—	—	51.5
Loans funded by developments banks	0.1	0.3	—	0.4
General purpose loans	63.9	76.9	1.2	142.0
Working capital loans	—	—	—	—
Total consumer	4,250.0	6,942.0	203.8	11,395.8

Microcredit	114.7	171.2	0.1	286.0
Mortgages	115.0	320.8	429.6	865.4
Financial leases	847.7	2,110.1	252.3	3,210.1
Total domestic portfolio	20,943.6	18,772.4	2,107.5	41,823.5

Foreign
Commercial
General purpose loans	44.7	7.1	—	51.7
Loans funded by developments banks	—	—	—	—
Working capital loans	12.2	9.2	—	21.4
Credit cards	—	—	—	—
Overdrafts	—	—	—	—
Total commercial	56.9	16.3	—	73.1

Consumer
Credit cards	—	—	—	—
Personal loans	—	—	—	—
Automobile and vehicle loans	—	—	—	—
Overdrafts	—	—	—	—
Loans funded by development banks	—	—	—	—
General purpose loans	—	—	—	—
Working capital loans	—	—	—	—
Total consumer	—	—	—	—

Microcredit	—	—	—	—
Mortgages	—	—	—	—
Financial leases	—	—	—	—
Total foreign portfolio	56.9	16.3	—	73.1

Total loan portfolio	21,000.5	18,788.7	2,107.5	41,896.7

The following table presents the interest rate sensitivity of our loan portfolio due after one year and within one year or less at September 30, 2010.

At September 30, 2010
(in Ps billions)
Loans with terms of one year or less
Variable rate
Domestic – denominated	15,380.8
Foreign – denominated	19.7
Total	15,400.5
Fixed rate
Domestic – denominated	6,901.9
Foreign – denominated	3.6
Total	6,905.5
Total loans with terms of one year or less	22,306.0

Loans with terms of more than one year
Variable rate
Domestic – denominated	14,536.2
Foreign – denominated	41.7
Total	14,577.8
Fixed rate
Domestic – denominated	9,394.6
Foreign – denominated	—
Total	9,394.6
Total loans with terms of more than one year	23,972.4
Total loan portfolio	46,278.4

The following table presents the interest rate sensitivity of our loan portfolio due after one year and within one year or less at December 31, 2009.

At December 31, 2009
(in Ps billions)
Loans with terms of one year or less
Variable rate
Domestic – denominated	12,885.6
Foreign – denominated	53.6
Total	12,939.3
Fixed rate
Domestic – denominated	8,058.0
Foreign – denominated	3.2
Total	8,061.2
Total loans with terms of one year or less	21,000.5

Loans with terms of more than one year
Variable rate
Domestic – denominated	11,741.0
Foreign – denominated	16.0
Total	11,757.1
Fixed rate
Domestic – denominated	9,138.9
Foreign – denominated	0.2
Total	9,139.1
Total loans with terms of more than one year	20,896.2
Total loan portfolio	41,896.7

Loan portfolio by economic activity

The following tables summarize our loan portfolio, for the periods indicated, by the principal activity of the borrower using the primary Standard Industrial Classification. Where we have not assigned a code to a borrower, classification of the loan has been made based on the purpose of the loan as described by the borrower.

	At September 30,
	2010	%	2009	%
	(in Ps billions, except when in percentages)
Agricultural	1,174.9	2.5	1,085.7	2.6
Mining products and oil	1,393.0	3.0	906.6	2.2
Food, beverage and tobacco	1,417.1	3.1	1,769.4	4.3
Chemical production	1,829.6	4.0	1,799.4	4.4
Other industrial and manufacturing products	3,197.3	6.9	2,802.1	6.8
Government	1,758.0	3.8	1,520.2	3.7
Construction	2,660.8	5.7	2,267.4	5.5
Trade and tourism	681.7	1.5	749.0	1.8
Transportation and communications	2,782.4	6.0	2,558.9	6.2
Public services	1,971.1	4.3	1,790.0	4.3
Consumer services	13,619.6	29.4	12,297.8	29.8
Commercial services	9,089.2	19.6	7,591.1	18.4
Other	4,703.5	10.2	4,150.1	10.1
Total loan portfolio	46,278.4	100.0	41,287.8	100.0

	At December 31,
	2009	%	2008	%	2007	%	2006	%	2005	%
	(in Ps billions, except when in percentages)
Agricultural	939.0	2.2	993.3	2.5	900.9	2.7	909.4	3.4	677.2	4.3
Mining products and oil	710.3	1.7	211.0	0.5	165.7	0.5	288.2	1.1	226.3	1.4
Food, beverage and tobacco	1,618.1	3.9	1,780.7	4.4	1,174.8	3.5	837.8	3.1	852.0	5.3
Chemical production	1,719.6	4.1	1,499.3	3.7	1,021.9	3.0	878.0	3.3	420.6	2.6
Other industrial and manufacturing products	7,070.4	16.9	7,531.9	18.8	5,720.2	16.9	4,795.9	17.8	3,425.1	21.5
Government	1,599.6	3.8	1,398.0	3.5	1,417.2	4.2	1,191.0	4.4	686.2	4.3
Construction	2,309.5	5.5	2,048.0	5.1	1,927.5	5.7	1,626.9	6.0	1,475.6	9.3
Trade and tourism	711.7	1.7	691.4	1.7	481.1	1.4	365.7	1.4	523.9	3.3
Transportation and communications	2,520.5	6.0	2,175.1	5.4	1,971.1	5.8	1,609.3	6.0	938.8	5.9
Public services	1,681.6	4.0	1,703.0	4.2	1,273.8	3.8	986.4	3.7	475.7	3.0
Consumer services	12,210.5	29.1	11,589.9	28.9	9,965.9	29.4	7,120.0	26.4	2,515.5	15.8
Commercial services	8,196.0	19.6	7,901.9	19.7	7,358.5	21.7	6,068.2	22.5	3,709.2	23.3
Other	609.8	1.5	620.6	1.5	522.8	1.5	296.3	1.1	—	—
Total loan portfolio	41,896.7	100.0	40,144.0	100.0	33,901.6	100.0	26,972.9	100.0	15,926.1	100.0

Credit categories

The following table presents our loan portfolio, for the purpose of credit risk evaluation, categorized in accordance with the regulations of the Superintendency of Finance, in effect for the relevant periods.

	Loan portfolio by type of loan
	At September 30,		At December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in Ps billions)
Commercial loans	29,396.5	25,846.6	26,139.3	25,526.1	21,117.0	16,993.3	11,365.1
Consumer loans	12,418.1	11,117.7	11,395.8	10,370.2	8,849.8	6,685.0	2,246.5
Microcredit loans	254.6	285.9	286.0	274.6	152.4	142.2	21.6
Mortgages	889.1	880.8	865.4	869.0	974.7	1,028.1	889.9
Financial leases	3,320.1	3,156.8	3,210.1	3,104.0	2,807.7	2,124.3	1,403.0
Total loan portfolio	46,278.4	41,287.8	41,896.7	40,144.0	33,901.6	26,972.9	15,926.1
Allowance for loans and financial lease losses	(2,038.5)	(1,850.1)	(1,881.1)	(1,625.8)	(1,278.2)	(948.7)	(624.8)
Total loan portfolio, net	44,239.9	39,437.7	40,015.6	38,518.3	32,623.4	26,024.2	15,301.3

Risk categories

The Superintendency of Finance prescribes the minimum risk classifications for loans and financial leases. Management assigns loans and financial leases to these classifications on the basis of models developed by management and reviewed by the Superintendency of Finance. These models incorporate both subjective and objective criteria. See note 2(i) to our audited consolidated financial statements.

Category A — “Normal risk”: Loans and financial leases in this category are appropriately serviced. The debtor’s financial statements or its projected cash flows, as well as all other credit information available to us, reflect adequate paying capacity.

Category B — “Acceptable risk, above normal”: Loans and financial leases in this category are acceptably serviced and guaranty-protected, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s paying capacity or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.

Category C — “Appreciable risk”: Loans and financial leases in this category have debtors with insufficient paying capacity or relate to projects with insufficient cash flow, which may compromise the normal collection of the obligations.

Category D — “Significant risk”: Loans and financial leases in this category have the same deficiencies as loans in category C, but to a larger extent; consequently, the probability of collection is highly doubtful.

Category E — “Risk of non-recoverability”: Loans and financial leases in this category are deemed uncollectible.

The following table presents the breakdown of our loan portfolio by risk classification in effect at September 30 of each year.

	At September 30,
	2010	%	2009	%
	(in Ps billions, except percentages)
“A” Normal risk	42,758.3	92.4	37,766.3	91.5
“B” Acceptable risk, above normal	1,515.7	3.3	1,508.0	3.7
“C” Appreciable risk	637.0	1.4	579.1	1.4
“D” Significant risk	979.0	2.1	1,111.0	2.7
“E” Risk of non-recoverability	388.5	0.8	323.3	0.8
Total loan portfolio	46,278.4	100.0	41,287.8	100.0
Loan portfolio classified as “C”, “D” and “E” as a percentage of total loan portfolio	—	4.3	—	4.9

The following table presents the breakdown of our loan portfolio by risk classification in effect at December 31 of each year.

	At December 31,
	2009	%	2008	%	2007	%	2006	%	2005	%
	(in Ps billions, except percentages)
“A” Normal risk	38,054.0	90.8	37,186.0	92.6	31,932.0	94.2	25,277.0	93.7	14,633.5	91.9
“B” Acceptable risk, above normal	1,844.7	4.4	1,340.1	3.3	804.6	2.4	848.4	3.1	541.8	3.4
“C” Appreciable risk	637.1	1.5	522.4	1.3	367.9	1.1	251.3	0.9	241.8	1.5
“D” Significant risk	1,033.7	2.5	800.6	2.0	531.4	1.6	282.9	1.0	209.7	1.3
“E” Risk of non-recoverability	327.1	0.8	295.0	0.7	265.7	0.8	313.3	1.2	299.3	1.9
Total loan portfolio	41,896.7	100.0	40,144.0	100.0	33,901.6	100.0	26,972.9	100.0	15,926.1	100.0
Loan portfolio classified as “C”, “D” and “E” as a percentage of total loan portfolio	—	4.8	—	4.0	—	3.4	—	3.1	—	4.7

Suspension of accruals

The Superintendency of Finance mandates that interest, UVRs, lease payments and other items of income cease to be accrued in the statement of income and begin to be recorded in memorandum accounts until any payment is collected, once a loan or financial lease is in arrears for more than 90 days for commercial loans or financial leases, 60 days for mortgage and consumer loans or financial leases, and 30 days for microcredit loans.

Interest paid on non-accrued loans is recorded as “interest on loans” on our statement of income.

The following table presents the breakdown of our past due loans by type of loan in accordance with the criteria of the Superintendency of Finance in effect at September 30 of each year.

The following table presents the breakdown of our past due loans by type of loan in accordance with the criteria of the Superintendency of Finance in effect at September 30 of each year.

	At September 30,
	2010	%	2009	%
	(in Ps billions, except percentages)
Performing past due loans: (1)
Commercial loans past due from 31 days to 90 days	159.3	10.7	183.6	11.0
Consumer loans past due loans from 31 days to 60 days	157.5	10.6	170.8	10.2
Microcredit loans past due up to 30 days	1.8	0.1	3.3	0.2
Mortgage loans past due from 31 days to 60 days	32.0	2.2	40.4	2.4
Financial leases past due from 31 days to 60/90 days (2)	48.4	3.3	72.6	4.3
Total performing past due loans portfolio	399.1	26.9	470.7	28.2

Non-performing past due loans:
Commercial loans past due more than 90 days	485.3	32.8	522.0	31.3
Consumer loans past due more than 60 days	416.4	28.1	472.5	28.3
Microcredit loans past due more than 30 days	18.2	1.2	16.3	1.0
Mortgage loans past due more than 60 days	66.7	4.5	100.0	6.0
Financial leases past due more than 60/90 days	96.2	6.5	88.2	5.3
Total non-performing past due loan portfolio	1,082.8	73.1	1,198.9	71.8

Total past due loan portfolio	1,481.8	100.0	1,669.7	100.0

Total non-performing past due loan portfolio	1,082.8	—	1,198.9	—
Foreclosed assets	151.2	—	186.2	—
Other accounts receivable more than 180 days past due	54.6	—	64.5	—
Total non-performing assets	1,288.6	—	1,449.6	—

Allowance for loan and financial lease losses	2,038.5	—	1,850.1	—
Allowance for estimated losses on foreclosed assets	109.3	—	134.2	—
Allowance for accounts receivable and accrued interest losses	63.2	—	74.5	—

Loans and financial leases at least 31 days past due as a percentage of total loans	3.2	—	4.0	—
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	137.6	—	110.8	—
Allowance for loan and financial lease losses as a percentage of loans classified as “C”, “D” and “E”	101.7	—	91.9	—
Percentage of performing loans and financial leases to total loans and financial leases	99.1	—	98.9	—

(1)
Performing past due loans are loans upon which interest has not been received for the periods indicated, however we continue to recognize income. Once interest is unpaid on accrual loans for greater than the amount of days specified in the respective line item above, the loan is classified as non-performing.

(2)	Includes commercial and consumer financial leases.

The following table presents the breakdown of our past due loans by type of loan in accordance with the criteria of the Superintendency of Finance in effect at December 31 of each year.

	At December 31,
	2009	%	2008	%	2007	%	2006	%	2005	%
	(in Ps billions, except percentages)
Performing past due loans: (1)
Commercial loans past due from 31 days to 90 days	143.4	9.5	172.0	11.9	132.8	13.1	68.8	9.9	50.6	11.0
Consumer loans past due loans from 31 days to 60 days	146.2	9.7	176.4	12.3	136.1	13.4	102.8	14.9	38.8	8.4
Microcredit loans past due up to 30 days	1.7	0.1	2.9	0.2	0.5	0.1	0.3	—	—	—
Mortgage loans past due from 31 days to 60 days	34.5	2.3	44.1	3.1	47.8	4.7	56.4	8.2	56.3	12.2
Financial leases past due from 31 days to 60/90 days (2)	74.6	4.9	88.4	6.1	67.9	6.7	23.4	3.4	13.6	3.0
Total performing past due loan portfolio	400.5	26.5	483.8	33.6	385.1	38.0	251.7	36.4	159.3	34.6

Non-performing past due loans:
Commercial loans past due more than 90 days	525.7	34.8	374.6	26.0	236.5	23.3	137.6	19.9	132.2	28.7
Consumer loans past due more than 60 days	417.8	27.6	380.5	26.4	242.3	23.9	174.9	25.3	66.2	14.4
Microcredit loans past due more than 30 days	17.3	1.1	12.7	0.9	7.3	0.7	7.5	1.1	3.4	0.7
Mortgage loans past due more than 60 days	67.1	4.4	106.9	7.4	103.5	10.2	105.1	15.2	90.1	19.6
Financial leases past due more than 60/90 days	82.9	5.5	81.4	5.7	38.5	3.8	15.2	2.2	9.3	2.0
Total non-performing past due loan portfolio	1,110.8	73.5	956.0	66.4	628.0	62.0	440.2	63.6	301.2	65.4

Total past due loan portfolio	1,511.3	100.0	1,439.8	100.0	1,013.1	100.0	691.9	100.0	460.5	100.0

Total non-performing past due loan portfolio	1,110.8	—	956.0	—	628.0	—	440.2	—	301.2	—
Foreclosed assets	171.5	—	168.8	—	201.7	—	259.8	—	247.5	—
Other accounts receivable more than 180 days past due	39.8	—	25.6	—	13.3	—	9.4	—	6.7	—
Total non-performing assets	1,322.2	—	1,150.4	—	843.1	—	709.3	—	555.4	—

Allowance for loan and financial lease losses	1,881.1	—	1,625.8	—	1,278.1	—	948.7	—	624.8	—
Allowance for estimated losses on foreclosed assets	123.5	—	126.2	—	149.1	—	187.9	—	185.4	—
Allowance for accounts receivable and accrued interest losses	69.4	—	47.0	—	30.1	—	20.8	—	16.3	—

Loans and financial leases at least 31 days past due as a percentage of total loans	3.6%	—	3.6%	—	3.0%	—	2.6%	—	2.9%	—
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	124.5%	—	112.9%	—	126.2%	—	137.1%	—	135.7%	—
Allowance for loan and financial lease losses as a percentage of loans classified as “C”, “D” and “E”	94.1%	—	100.5%	—	109.7%	—	111.9%	—	83.2%	—
Percentage of performing loans and financial leases to total loans and financial leases	97.3%	—	97.6%	—	98.1%	—	98.4%	—	98.1%	—

(1)
Performing past due loans are loans upon which interest has not been received for the periods indicated, however we continue to recognize income. Once interest is unpaid on accrual loans for greater than the amount of days specified in the respective line item above, the loan is classified as non-performing.

(2)	Includes commercial and consumer financial leases.

The following table presents the breakdown of the non-performing past due loans by type of loan in accordance with the criteria of the Superintendency of Finance for domestic and foreign loans at the periods indicated.

	At September 30,		At December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in Ps billions)
Domestic
Non-performing past due loans:
Commercial loans past due more than 90 days	485.3	522.0	525.7	374.5	236.3	137.4	132.2
Consumer loans past due more than 60 days	416.4	472.5	417.8	380.5	242.3	174.9	66.2
Microcredit loans past due more than 30 days	18.2	16.3	17.3	12.7	7.3	7.5	3.4
Mortgage loans past due more than 60 days	66.7	100.0	67.1	106.9	103.5	105.1	90.1
Financial leases past due more than 60 days	96.2	88.2	82.9	81.4	38.5	15.2	9.3
Total non-performing past due loan portfolio	1,082.8	1,198.9	1,110.8	955.8	627.9	440.1	301.2
Foreign
Non-performing past due loans:
Commercial loans past due more than 90 days	—	—	—	0.2	0.2	0.1	—
Consumer loans past due more than 60 days	—	—	—	—	—	—	—
Microcredit loans past due more than 30 days	—	—	—	—	—	—	—
Mortgage loans past due more than 60 days	—	—	—	—	—	—	—
Financial leases past due more than 60 / 90 days	—	—	—	—	—	—	—
Total non-performing past due loan portfolio	—	—	—	0.2	0.2	0.1	—
Total domestic and foreign non-performing past due loan portfolio	1,082.8	1,198.9	1,110.8	956.0	628.0	440.2	301.2

The following tables present our past due loan portfolio by type of loan.

	At September 30,
	2010	%	2009	%
	(in Ps billions, except percentages)

Commercial
General purpose loans	417.1	28.1	453.7	27.2
Loans funded by development banks	41.6	2.8	41.9	2.5
Working capital loans	95.1	6.4	110.7	6.6
Credit cards	19.4	1.3	22.3	1.3
Overdrafts	71.4	4.8	77.0	4.6
Total commercial	644.6	43.5	705.6	42.3

Consumer
Credit cards	94.5	6.4	113.1	6.8
Personal loans	381.3	25.7	401.5	24.0
Automobile and vehicle loans	82.6	5.6	102.7	6.1
Overdrafts	8.3	0.6	12.2	0.7
Loans funded by development banks	—	—	—	—
General purpose loans	7.2	0.5	13.9	0.8
Working capital loans	—	—	—	—
Total consumer	573.9	38.7	643.3	38.5

Microcredit	20.0	1.4	19.6	1.2
Mortgages	98.7	6.7	140.4	8.4
Financial leases	144.6	9.8	160.8	9.6
Total past due loan portfolio	1,481.8	100.0	1,669.7	100.0

	At December 31,
	2009	%	2008	%	2007	%	2006	%	2005	%
	(in Ps billions, except percentages)

Commercial
General purpose loans	492.3	32.6	427.7	29.7	283.2	28.0	162.3	23.5	144.4	31.4
Loans funded by development banks	35.2	2.3	35.7	2.5	28.0	2.8	19.9	2.9	15.1	3.3
Working capital loans	108.9	7.2	50.2	3.5	34.3	3.4	9.5	1.4	14.3	3.1
Credit cards	19.1	1.3	15.0	1.0	10.6	1.0	6.6	1.0	2.2	0.5
Overdrafts	13.7	0.9	18.0	1.3	13.2	1.3	7.9	1.1	6.8	1.5
Total commercial	669.1	44.3	546.6	38.0	369.3	36.4	206.3	29.8	182.8	39.7

Consumer
Credit cards	98.9	6.5	111.0	7.7	70.3	6.9	45.4	6.6	28.9	6.3
Personal loans	355.7	23.5	331.5	23.0	238.2	23.5	193.0	27.9	56.0	12.2
Automobile and vehicle loans	79.1	5.2	77.7	5.4	43.4	4.3	23.1	3.3	8.9	1.9
Overdrafts	11.2	0.7	14.6	1.0	11.0	1.1	6.7	1.0	5.3	1.2
Loans funded by development banks	5.9	0.4	4.8	0.3	3.7	0.4	—	—	—	—
General purpose loans	12.8	0.8	17.1	1.2	11.7	1.2	9.6	1.4	5.9	1.3
Working capital loans	0.4	—	0.2	—	0.1	—	—	—	—	—
Total consumer	564.0	37.3	556.9	38.7	378.4	37.3	277.7	40.1	105.0	22.8

Microcredit	19.0	1.3	15.5	1.1	7.8	0.8	7.8	1.1	3.4	0.7
Mortgages	101.6	6.7	151.0	10.5	151.3	14.9	161.5	23.3	146.4	31.8
Financial leases	157.6	10.4	169.8	11.8	106.3	10.5	38.6	5.6	22.9	5.0
Total past due loan portfolio	1,511.3	100.0	1,439.8	100.0	1,013.1	100.0	691.9	100.0	460.5	100.0

The following tables present information with respect to our loan portfolio at least 31 days past due based on the nature of the collateral for the loan.

	At September 30,
	2010	%	2009	%
	(in Ps billions, except percentages)
Secured
Past due 31 to 360 days
Commercial	207.9	0.5	288.3	0.7
Consumer	54.5	0.1	83.7	0.2
Microcredit	6.1	—	10.3	—
Mortgages	83.6	0.2	115.2	0.3
Financial leases	110.2	0.2	145.2	0.4
Total 31 to 360 days	462.4	1.0	642.7	1.6
Total past due more than 360 days	113.7	0.3	151.2	0.4
Total current	14,194.0	32.1	12,607.7	32.0
Total secured loan portfolio	14,770.1	33.4	13,401.5	34.0

Unsecured (1)
Past due 31 to 360 days
Commercial	232.0	0.5	256.7	0.7
Consumer	442.7	1.0	450.9	1.1
Microcredit	5.9	—	6.6	—
Mortgages	—	—	—	—
Financial leases	—	—	—	—
Total 31 to 360 days	680.6	1.5	714.2	1.8
Total past due more than 360 days	225.2	0.5	161.6	0.4
Total current	30,602.5	69.2	27,010.5	68.5
Total unsecured loan portfolio	31,508.3	71.2	27,886.3	70.7
Total loan portfolio, gross	46,278.4	104.6	41,287.8	104.7
Allowances	(2,038.5)	(4.6)	(1,850.1)	(4.7)
Total loan portfolio, net	44,239.9	100.0	39,437.7	100.0

(1)	Includes loans with personal guarantees.

	At December 31,
	2009	%	2008	%	2007	%	2006	%	2005	%
	(in Ps billions, except percentages)
Secured
Past due 31 to 360 days
Commercial	249.3	0.6	270.0	0.7	148.9	0.5	79.9	0.3	65.8	0.4
Consumer	78.4	0.2	82.3	0.2	47.6	0.1	36.1	0.1	14.9	0.1
Microcredit	8.8	—	5.5	—	2.3	—	1.8	—	2.2	—
Mortgages	83.5	0.2	124.4	0.3	125.4	0.4	133.9	0.5	132.2	0.9
Financial leases	128.0	0.3	144.2	0.4	100.6	0.3	33.3	0.1	21.2	0.1
Total 31 to 360 days	547.9	1.4	626.4	1.6	424.7	1.3	284.9	1.1	236.3	1.5
Total past due more than 360 days	131.1	0.3	115.5	0.3	76.9	0.2	68.5	0.3	58.7	0.4
Total current	12,840.7	32.1	12,259.0	31.8	11,145.7	34.2	9,538.0	36.7	6,915.2	45.2
Total secured loan portfolio	13,519.7	33.8	13,000.9	33.8	11,647.3	35.7	9,891.3	38.0	7,210.1	47.1

Unsecured (1)
Past due 31 to 360 days
Commercial	243.4	0.6	154.4	0.4	148.1	0.5	70.6	0.3	61.0	0.4
Consumer	421.7	1.1	446.8	1.2	305.4	0.9	222.3	0.9	83.6	0.5
Microcredit	5.2	—	7.9	—	3.5	—	1.8	—	0.6	—
Mortgages	—	—	—	—	—	—	—	—	—	—
Financial leases	—	—	—	—	—	—	—	—	—	—
Total 31 to 360 days	670.3	1.7	609.2	1.6	457.0	1.4	294.7	1.1	145.2	0.9
Total past due more than 360 days	162.0	0.4	88.7	0.2	54.5	0.2	43.8	0.2	20.4	0.1
Total current	27,544.7	68.8	26,445.2	68.7	21.742.8	66.6	16,743.1	64.3	8,550.4	55.9
Total unsecured loan portfolio	28,377.0	70.9	27,143.2	70.5	22,254.3	68.2	17,081.6	65.6	8,716.0	57.0
Total loan portfolio, gross	41,896.7	104.7	40,144.0	104.2	33,901.6	103.9	26,972.9	103.6	15,926.1	104.1
Allowances	(1,881.1)	(4.7)	(1,625.8)	(4.2)	(1,278.2)	(3.9)	(948.7)	(3.6)	(624.8)	(4.1)
Total loan portfolio, net	40,015.6	100.0	38,518.3	100.0	32,623.4	100.0	26,024.2	100.0	15,301.3	100.0

(1)	Includes loans with personal guarantees.

Non-accrual, non-performing loans, performing loans, and performing troubled restructured loans

Non-accrual loans

The following tables present loans accounted for on a non-accrual basis classified into domestic and foreign loans, the gross interest income that would have been recorded in the relevant period if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, and the amount of interest income on those loans that was included in net income for that period.

	At and for the nine-month period ended September 30, 2010
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	1,082.8	152.9	87.8
Foreign	—	—	—
Total non-accrual loan portfolio	1,082.8	152.9	87.8

	At and for the year ended December 31, 2009
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	1,110.8	235.0	108.4
Foreign	—	—	—
Total non-accrual loan portfolio	1,110.8	235.0	108.4

Non-performing troubled debt restructured loans

The following tables present our non-performing troubled debt restructured loans classified into domestic and foreign loans, the gross interest income that would have been recorded in the relevant period if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, and the amount of interest income on those loans that was included in net income for that period.

	At and for the nine-month period ended September 30, 2010
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Troubled debt restructuring loans
Domestic	730.4	58.3	42.0
Foreign	—	—	—
Total non-performing troubled debt restructured loan portfolio	730.4	58.3	42.0

	At and for the year ended December 31, 2009
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	592.2	80.3	64.5
Foreign	—	—	—
Total non-performing troubled debt restructured loan portfolio	592.2	80.3	64.5

Performing troubled restructured loans

The following tables present our performing troubled debt restructured loan portfolio classified into domestic and foreign loans, the gross interest income that would have been recorded in the period that ended if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination and the amount of interest income on those loans that was included in net income for the period.

	At and for the nine-month period ended September 30, 2010
	Amount of loans	Gross interest income	Interest Income included in net income for the period
	(in Ps billions)
Domestic	704.9	43.3	43.6
Foreign	—	—	—
Total performing troubled debt restructured loan portfolio	704.9	43.3	43.6

	At and for the year ended December 31, 2009
	Amount of loans	Gross interest income	Interest Income included in net income for the period
	(in Ps billions)
Domestic	660.6	71.1	66.5
Foreign	—	—	—
Total performing troubled debt restructured loan portfolio	660.6	71.1	66.5

The following table presents a summary of our troubled debt restructuring loan portfolio, classified into domestic and foreign loans, accounted for on an performing basis in accordance with the criteria of the Superintendency of Finance in effect at the end of each period.

	At September 30,		At December 31,
	2010	2009	2009	2008	2007	2006	2005
			(in Ps billions)
Domestic	704.9	657.9	660.6	508.0	536.5	689.6	644.2
Foreign	—	—	—	—	—	—	—
Total performing troubled debt restructuring loan portfolio (1)	704.9	657.9	660.6	508.0	536.5	689.6	644.2

(1)	Restructured loans are loans that have been modified due to an impairment of the conditions of the beneficiary.

Movements in allowances for credit losses

Allowance for loan losses

We record allowance for loan and financial lease losses in accordance with regulations established by the Superintendency of Finance. For further information regarding the regulation and methodologies for the calculation of such allowances, see note 2(i) to our audited consolidated financial statements.

The following table presents the changes in the allowance for loan and financial lease losses during the periods indicated.

	Nine-month period ended September 30,		Year ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in Ps billions)
Balance at beginning of period	1,881.1	1,625.8	1,625.8	1,278.2	948.7	624.8	552.7
Increase in allowance through business combinations (1)	—	—	—	—	—	222.6	0.7
Allowance for financial leasing reclassification	—	—	—	—	—	—	—
Provisions for loan losses	1,504.2	1,423.7	1,855.6	1,600.4	1,318.8	676.6	267.4
Charge-offs	(416.7)	(372.8)	(558.2)	(369.8)	(247.1)	(189.7)	(122.5)
Effect of difference in exchange rate	(1.2)	(1.3)	(0.8)	0.7	(0.6)	—	(0.3)
Reclassification – securitization	—	—	(6.9)	0.5	(0.2)	(72.1)	59.4
Reversals of provisions	(929.0)	(825.3)	(1,034.3)	(884.2)	(741.5)	(313.5)	(132.7)
Balance at end of year (2)	2,038.5	1,850.1	1,881.1	1,625.8	1,278.2	948.7	624.8

(1)	Reflects business acquisitions of Banco Aliadas in 2005, Banco Popular, Banco Megabanco and Banco Union in 2006.

(2)
The allowance balance for accrued interest receivable, which is not included in this item, amounted to Ps 171.9 billion and Ps 185.7 billion for the nine-month periods ended September 30, 2010 and 2009 respectively, and Ps 69.4 billion, Ps 47.0 billion, Ps 30.1 billion, and Ps 20.8 billion and Ps 16.3 billion for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively.

Recoveries of charged-off loans are recorded on the statement of income under recovery of charged-off assets and are not included in provisions for loan losses.

The following table presents the allocation of our allowance for loan losses by category of loan and financial lease losses.

	At September 30,		At December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in Ps billions)
Commercial	1,152.1	1,008.4	1,062.4	898.9	748.7	443.0	379.0
Consumer	685.7	673.4	653.3	556.5	300.5	172.0	49.0
Microcredit	15.0	11.3	12.4	9.0	5.3	11.0	0.9
Mortgages	21.9	28.9	23.3	29.4	29.2	19.0	20.4
Financial leases	153.2	115.7	117.1	119.8	87.7	33.9	14.2
General (1)	10.4	12.5	12.7	12.2	106.8	269.8	161.2
Total allowance for loan and financial lease losses	2,038.5	1,850.1	1,881.1	1,625.8	1,278.2	948.7	624.8

(1)
Our banking subsidiaries adopted the Commercial Reference Model (July 2007) and the Consumer Reference Model (July 2008) issued by the Superintendency of Finance. Notwithstanding the elimination of the general allowance for loan losses dictated by these models, this did not result in a decrease in the total amount of allowances, as allowances for individual loans increased. At December 31, 2009, the general allowance includes an amount equal to 1.0% of gross mortgage and microcredit loans in Colombia and general allowances in other jurisdictions.

The following tables present the allocation of our allowance for loans and financial lease losses by type of loan.

	At September 30,
	2010	%	2009	%
	(in Ps billions, except percentages)
Commercial
General purpose loans	788.4	38.7	643.1	34.8
Loans funded by development banks	56.5	2.8	50.9	2.7
Working capital loans	159.7	7.8	178.1	9.6
Credit cards	17.8	0.9	17.9	1.0
Overdrafts	129.7	6.4	118.4	6.4
Total commercial	1,152.1	56.5	1,008.4	54.5
Consumer
Credit cards	93.6	4.6	100.6	5.4
Personal loans	315.5	15.5	318.8	17.2
Automobile and vehicle loans	260.9	12.8	232.6	12.6
Overdrafts	6.1	0.3	7.8	0.4
Loans funded by development banks	—	—	—	—
General purpose loans	9.5	0.5	13.6	0.7
Working capital loans	—	—	—	—
Total consumer	685.7	33.6	673.4	36.4
Microcredit	15.0	0.7	11.3	0.6
Mortgages	21.9	1.1	28.9	1.6
Financial leases	153.2	7.5	115.7	6.3
General	10.4	0.5	12.5	0.7
Total allowance for loan and financial lease losses	2,038.5	100.0	1,850.1	100.0

	At December 31,
	2009	%	2008	%	2007	%	2006	%	2005	%
	(in Ps billions, except percentages)
Commercial
General purpose loans	783.5	41.7	668.8	41.1	571.6	44.7	364.3	38.4	305.6	48.9
Loans funded by development banks	54.5	2.9	50.9	3.1	42.6	3.3	19.0	2.0	35.8	5.7
Working capital loans	194.2	10.3	155.4	9.6	115.3	9.0	52.5	5.5	34.2	5.5
Credit cards	16.7	0.9	12.7	0.8	9.4	0.7	3.4	0.4	0.7	0.1
Overdrafts	13.4	0.7	11.1	0.7	9.8	0.8	3.8	0.4	2.8	0.4
Total commercial	1,062.4	56.5	898.9	55.3	748.7	58.6	443.0	46.7	379.0	60.7
Consumer
Credit cards	93.1	5.0	95.0	5.8	54.6	4.3	28.9	3.1	15.8	2.5
Personal loans	473.3	25.2	378.3	23.3	205.0	16.0	121.9	12.8	22.5	3.6
Automobile and vehicle loans	69.2	3.7	61.2	3.8	28.2	2.2	10.7	1.1	3.1	0.5
Overdrafts	7.4	0.4	8.1	0.5	5.1	0.4	3.6	0.4	2.2	0.3
Loans funded by development banks	—	—	—	—	—	—	—	—	—	—
General purpose loans	10.3	0.5	13.8	0.8	7.6	0.6	6.9	0.7	5.3	0.9
Working capital loans	—	—	—	—	—	—	—	—	0.1	—
Total consumer	653.3	34.7	556.5	34.2	300.5	23.5	172.0	18.1	49.0	7.8
Microcredit	12.4	0.7	9.0	0.6	5.3	0.4	11.0	1.2	0.9	0.1
Mortgages	23.3	1.2	29.4	1.8	29.2	2.3	19.0	2.0	20.4	3.3
Financial leases	117.1	6.2	119.8	7.4	87.7	6.9	33.9	3.6	14.2	2.3
General	12.7	0.7	12.2	0.7	106.8	8.4	269.8	28.4	161.2	25.8
Total allowance for loan and financial lease losses	1,881.1	100.0	1,625.8	100.0	1,278.2	100.0	948.7	100.0	624.8	100.0
Charge-offs

The following table presents the allocation of our charge-offs by type of loan for the nine-month periods ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008, 2007, 2006 and 2005.

	Nine-month periods ended September 30,		Year ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in Ps billions)
Commercial and consumer
General purpose loans	106.5	79.0	130.5	85.2	61.8	51.3	44.4
Loans funded by development banks	5.8	4.8	7.0	5.9	1.8	2.0	2.5
Working capital loans	12.9	9.3	11.2	5.6	2.3	35.2	5.9
Credit cards	58.3	62.3	89.6	63.4	45.6	28.3	16.5
Personal loans	167.9	145.3	232.6	172.8	122.0	66.5	15.1
Automobile and vehicle loans	40.5	16.3	41.8	16.0	4.0	1.1	1.9
Overdrafts	9.3	6.8	9.0	8.7	4.7	4.4	2.1
Total commercial and consumer	401.3	323.8	521.6	357.5	242.4	188.7	88.3
Microcredit	8.7	17.9	6.0	1.9	0.5	—	—
Mortgages and other	3.2	2.7	2.6	2.8	0.9	0.8	32.0
Financial leases	3.5	28.4	28.1	7.6	3.3	0.3	2.1
Total charge-offs	416.7	372.8	558.2	369.8	247.1	189.7	122.5

The ratio of charge-offs to average outstanding loans for the periods indicated was as follows.

	Nine-months ended September 30,		Year ended December 31,
	2010	2009	2009	2008	2007
	(in percentages)
Ratio of charge-offs to average outstanding loans	1.3	1.2	1.4	1.0	0.8

Loans are subject to charge-offs when all possible collection mechanisms have been exhausted and when they are one hundred percent (100%) provisioned.

Charge-offs do not, however, eliminate the bank’s obligation to continue to engage in collection efforts to accomplish recovery. The recovery of charged-off loans is accounted for in our consolidated statements of income.

The board of directors of each of our banks is the only administrative body with legal authority to approve charge-offs of transactions deemed uncollectable. The recovery of charged-off loans is accounted for as income in our consolidated statement of income.

Potential problem loans

In order to carefully monitor the credit risk associated with clients, we have established a committee that meets monthly to identify potential problem loans, which are then included on a watch list. In general, these are loans issued to clients that could face difficulties in the future repayment of their obligations, but who have had a good payment record with us in the past. These potential difficulties could be related to factors such as a decline in economic activity, financial weakness or any other event that could affect the client’s business. Our banks also monitor the credit risk associated with these clients.

Potential problem loans are primarily those classified as “B” under the Superintendency of Finance’s credit classification and provisioning guidelines. See “Item 11. Quantitative and qualitative disclosures about risk—Risk management—Credit classification and provisioning.” At September 30, 2010, Ps 1,515.7 billion, or 3.3% of our subsidiaries’ loans were classified as potential problem loans under these guidelines.

Separately, we also monitor loans granted by our banks to a single borrower where we have an aggregate exposure of Ps 2.0 billion.

Cross-border outstanding loans and investments

We do not have any cross-border outstanding loans and investments to a borrower in any country that exceeded 0.75% of our total assets. The following table presents information with respect to our cross-border outstanding loans and investments, at September 30, 2010 and 2009 and December 31, 2009, 2008 and 2007. See “—Loan portfolio” above for a description of cross-border outstandings by type of foreign borrower.

	At September 30,		At December 31,
	2010	2009	2009	2008	2007
	(in Ps billions)
Loans
Bahamas	0.2	0.5	0.5	0.6	—
Bolivia	0.3	—	—	—	—
Brazil	12.6	27.0	—	—	3.5
British Virgin Islands	2.7	22.5	—	—	—
Chile	18.0	5.8	—	—	—
Costa Rica	1.6	3.7	4.2	4.0	3.6
Dominican Republic	10.4	10.5	11.3	0.6	—
Ecuador	17.3	22.0	16.4	5.6	10.0
El Salvador	1.4	—	—	—	—
France	—	—	4.5	—	—
Ghana	—	—	0.4	—	—
Guatemala	4.1	5.5	5.5	2.1	—
Honduras	1.3	—	—	—	—
Mexico	6.1	5.8	7.0	9.9	7.8
Netherlands Antilles	17.2	15.8	2.3	2.7	—
Panama	22.5	87.3	19.2	20.4	13.6
Peru	257.0	4.9	0.9	2.0	2.3
United States of America	4.9	27.7	0.8	1.4	0.3
Total cross-border outstanding loans	377.7	239.0	73.1	49.3	40.9
Investments
Brazil	113.3	118.4	154.1	55.2	83.3
British Virgin Islands	7.2	8.4	8.7	10.0	—
Canada	112.1	—	90.4	1.1	2.1
Cayman Islands	156.6	99.4	152.7	134.5	134.8
Chile	45.4	26.0	18.7	40.5	22.9
Costa Rica	1.9	11.6	5.5	14.0	9.5
El Salvador	—	—	—	2.1	2.2
France	—	—	—	50.4	—
Germany	—	3.9	4.1	7.2	4.1
Mexico	17.4	39.4	41.3	35.7	22.1
Netherlands	—	—	—	—	8.0
Panama	115.1	126.8	65.9	117.0	113.9
Peru .	6.8	—	—	—	—
Spain	17.8	11.3	13.0	46.1	2.3
United Kingdom	—	—	—	0.7	2.1
United States of America	236.0	65.4	38.2	129.7	223.7
Multilateral – Andean Development Corporation (Corporación Andina de Fomento)	53.5	57.6	24.9	32.9	23.8
Multilateral – Central American Bank for Economic Integration	25.8	2.1	6.0	—	19.6
Multilateral – Latin America Reserve Fund (Fondo Latinoamericano de Reservas)	19.1	34.5	37.3	—	—
Total investments	928.0	604.7	745.8	676.9	674.3
Total cross-border outstanding loans and investments	1,305.7	846.7	818.9	726.2	715.2

Deposits

The principal components of our deposits are customer demand (checking and saving accounts) and time deposits. Our retail customers are the principal source of our demand and time deposits. The following table presents the composition of our deposits at September 30, 2010 and 2009 and December 31, 2009, 2008 and 2007.

	At September 30,		At December 31,
	2010	2009	2009	2008	2007
	(in Ps billions)
Interest-bearing deposits:
Checking accounts	1,433.0	866.0	1,629.3	1,696.3	995.3
Time deposits	15,878.3	16,114.5	16,144.2	16,021.3	11,158.1
Savings deposits	23,863.8	20,863.1	21,313.7	18,029.8	15,929.3
Total	41,175.1	37,843.6	39,087.2	35,747.3	28,082.7
Non-interest-bearing deposits:
Checking accounts	8,817.2	7,593.3	9,511.2	8,614.4	8,532.3
Other deposits (1)	770.2	445.9	750.1	689.1	628.7
Total	9,587.4	8,039.2	10,261.3	9,303.5	9,161.0
Total deposits	50,762.5	45,882.8	49,348.5	45,050.8	37,243.8

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

The following table presents time deposits, by amount and maturity, at September 30, 2010.

	At September 30, 2010
	Peso- denominated	Foreign currency-denominated	Total
	(in Ps billions)

Up to 3 months	3,018.5	2,120.6	5,139.1
From 3 to 6 months	2,554.0	464.4	3,018.4
From 6 to 12 months	2,133.4	449.8	2,583.2
More than 12 months	2,796.2	54.0	2,850.1
Time deposits less than U.S.$100,000 (1)	2,173.2	114.2	2,287.4
Total	12,675.3	3,202.9	15,878.3

(1)	U.S.$100,000 is the equivalent to Ps 180.0 million as translated at the representative market rate of Ps 1,799.89 to U.S.$1.00 at September 30, 2010.

The following table presents time deposits, by amount and maturity, at December 31, 2009.

	At December 31, 2009
	Peso- denominated	Foreign currency-denominated	Total
	(in Ps billions)

Up to 3 months	2,545.9	1,149.4	3,695.3
From 3 to 6 months	2,253.8	594.5	2,848.3
From 6 to 12 months	2,120.2	331.9	2,452.1
More than 12 months	4,541.3	209.8	4,751.1
Time deposits less than U.S.$100,000 (1)	2,328.5	68.9	2,397.4
Total	13,789.8	2,354.4	16,144.2

(1)	U.S.$100,000 is the equivalent to Ps 204.4 million (translated at the representative market rate of Ps 2,044.23 to U.S.$1.00 at December 31, 2009).

Return on equity and assets

The following table presents certain selected financial ratios for the periods indicated.

	At September 30,		At December 31,
	2010	2009	2009	2008	2007
	(in percentages)
ROAA: Return on average total assets (1)	2.5	3.4	3.2	2.4	2.2
ROAE: Return on average shareholders’ equity (2)	21.8	30.1	29.2	25.4	25.8
Average shareholders’ equity as a percentage of average total assets	5.7	5.4	5.9	4.8	4.4
Period-end shareholders’ equity and non-controlling interest as a percentage of period-end total assets	10.9	11.1	11.4	10.1	10.5
Dividend payout ratio (3)	—	—	43.5	55.2	57.7

Source: Company calculations based on Grupo Aval data.

(1)	For methodology used to present ROAA, see note 2 to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(2)	For methodology used to present ROAE, see note 3 to the table under “Item 3. Key Information—A. Selected financial data—Other financial and operating data.”

(3)	Dividend payout ratio (dividends declared per share divided by net income per share).

Short-term borrowings

The following table presents our short-term borrowings, consisting of interbank and overnight funds, for the periods indicated.

	At September 30,		At December 31,
	2010		2009		2008		2007
	Amount	Nominal rate	Amount	Nominal rate	Amount	Nominal rate	Amount	Nominal rate
			(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	7,344.4	—	2,753.7	—	794.8	—	2,459.3	—
Average during period	5,111.3	3.6%	2,377.7	4.7%	2,342.1	7.0%	1,945.0	8.4%
Maximum amount of borrowing at any month-end	7,570.8	—	3,619.1	—	3,120.6	—	3,332.7	—
Interest paid during the period	185.4	—	111.7	—	165.0	—	163.2	—

Industry

Colombia

Prior to the 1990s, Colombia’s financial system consisted of a large number of specialized entities, which focused on specific areas of finance and the majority of which were separately regulated. However, following the enactment of a series of laws promoting the deregulation of the financial system, including the enactment of Law 45 of 1990, Law 35 of 1993 and Decree 663 of 1993, as amended (Estatuto Orgánico del Sistema Financiero), or EOSF, the financial system transformed from a system consisting of several smaller financial institutions providing a limited set of services to a system consisting of several large financial conglomerates with multiple capabilities within the same organization.

The economic crisis of the late 1990s affected most countries in Latin America, including Colombia. Many financial companies were acquired by large commercial banks, while others were nationalized or liquidated. In the aftermath of the crisis and partly as a result of it, the foundation for the current Colombian financial system was developed with the establishment of solid regulatory principles and strengthened financial groups operating under a single regulatory framework.

In recent years, the financial system in Colombia has continued the consolidation process, leading to relatively high merger and acquisition activity during the last five years, particularly between 2005 and 2010: the merger of Corporación Nacional de Ahorro y Vivienda S.A., or Conavi, Corporación Financiera Nacional y Suramericana S.A., or Corfinsura, and Bancolombia S.A.; the acquisition of Banco Aliadas S.A. by Banco de Occidente; the merger of Banco Tequendama S.A. and Banco GNB Sudameris S.A.; the merger of Banco Colmena S.A. and Banco Caja Social S.A. to form BCSC S.A.; the acquisition of Bansuperior S.A. by Banco Davivienda; the acquisition of Banco

Granahorrar S.A. by BBVA Colombia; and the acquisition of Banco Unión Colombiano S.A. by Banco de Occidente. Also, during 2006, Banco de Bogotá acquired Megabanco S.A. and Davivienda acquired Gran Banco – Bancafé S.A. In 2007, Bancolombia completed the acquisition of Banagrícola in El Salvador, and in 2008, ABN AMRO Bank Colombia S.A. was renamed Royal Bank of Scotland (Colombia) S.A. following the acquisition of ABN AMRO Bank NV by a consortium led by Royal Bank of Scotland, Fortis and Banco Santander S.A. Also, in 2008, General Electric Money purchased a 49.7% share in Banco Colpatria. In 2010, Scotiabank acquired Royal Bank of Scotland (Colombia) S.A.

While the Colombian government has been promoting consolidation and expansion of the scope of activities of Colombian financial institutions, it has simultaneously been strengthening corporate governance, risk management and prudential supervision. See “—Supervision and regulation.”

Banking system during the recent global economic and financial crisis

Following the bankruptcy of Lehman Brothers in September 2008, international financial markets faced extraordinary levels of volatility. Colombia’s financial system was comparatively less vulnerable to the effects of the global economic and financial crisis due to a combination of factors, including high capitalization ratios, lack of exposure to complex financial products such as credit default swaps and collateralized debt obligations, and a strong foundation of domestic deposits with little dependence on capital markets or external funding (approximately 3% of liabilities were denominated in foreign currency). Overall, the Colombian banking system benefited from these factors and from the Central Bank’s ability to adopt a countercyclical monetary policy. In the aftermath of the global crisis the system’s profitability measures remained stable.

Recent growth of financial sector

From a macroeconomic perspective, the Colombian financial sector has been one of the primary engines of economic growth in the country in recent years. According to DANE, GDP of the financial sector comprising financial intermediation, insurance, and other related services, grew at a CAGR of 7.5% in the five-year period from 2005 to 2009 in real terms, 2.9 percentage points above that of annual growth of total GDP during the same period. Economic stability, improvements in security conditions, increased employment rates, and enhanced purchasing power on the part of the Colombian population, have contributed to an increase in the penetration of financial services. According to DANE, Colombian real GDP per capita grew by 17.7% in the five-year period ending in 2009. Also, Colombia’s unemployment rate fell by 1.6 percentage points, from an annual average of 13.6% to 12.0%, during the same period, while deposits in the banking system grew an aggregate 60.2% in real terms (103.7% in nominal terms) during the same period.

The following charts present the sector evolution and annual growth of total GDP and GDP of the financial sector for the periods indicated.

Source: DANE (“Index 2000=100” refers to a value of 100 on December 31, 2000, for the quarterly GDP in constant pesos). GDP of the financial sector refers to services of financial intermediation, insurance and other related services, as defined by DANE, including the Central Bank, commercial banks, finance corporations, financing companies, trust funds (fondos fiduciarios), cooperatives, employee funds (fondos de empleados), special state-owned institutions (such as Bancoldex, Findeter, FEN, among others), insurance companies, insurance brokerage firms, brokerage firms, trust companies, pension and severance fund management companies, and guaranty funds, among others.

Credit volume

Credit volume in Colombia has grown steadily since 2004. Despite this increase in lending, the Colombian market still has a relatively low credit penetration rate as compared to that of other developed and emerging market countries. The following chart presents domestic credit to the private sector as a percentage of GDP of specified countries at December 31, 2008.

Domestic credit to the private sector / GDP

Source: 2010 World Bank Development Indicators. Data at December 31, 2008. Domestic credit to private sector refers to financial resources provided to the private sector, which may include, among others, loans, purchases of non-equity securities, and trade credits and other accounts receivable, that establish a claim for repayment. For some countries these claims include credit to public enterprises.

Domestic credit to the private sector as a percentage of GDP, as defined by the World Bank Development Indicators, refers to financial resources provided to the private sector, such as through loans, purchases of non-equity securities, and trade credits and other accounts receivable, that establish a claim for repayment. This definition encompasses a broad range of entities that provide credit, and is not limited to banking institutions. It is widely used for comparison purposes across countries due to its reliability and homogeneity. The World Bank Development Indicators cover 209 countries from 1960 to 2008.

Credit provided exclusively by banking institutions is used to refer to bank intermediation as it is the main business of Grupo Aval. Specifically, when referring to bank credit penetration, bank credit refers to gross loans and leasing operations provided by commercial banks in Colombia, according to data from the Superintendency of Finance, and GDP refers to nominal GDP in Colombian pesos, according to data from DANE. We believe these definitions, and the calculation resulting therefrom, reflect more appropriately Colombia’s domestic credit to GDP situation and render a 28.7% ratio for the twelve months ended September 30, 2010.

The Colombian bank credit market consists of the extension of loans to individuals and corporations through four main business lines: commercial, consumer, microcredit and mortgage. According to the Superintendency of Finance, at December 31, 2009, a total of Ps 129.2 trillion (U.S.$64.9 billion) of gross loans granted by Colombian banks were outstanding, of which 61.3% were commercial loans, 27.6% were consumer loans, 8.3% were mortgages, and 2.8% were microcredit loans.

Gross bank loans in the Colombian banking sector as a percentage of GDP also increased in the past five years from 18.8% in 2005 to 26.0% in 2009, and to 28.7% as of September 30, 2010. The following chart presents bank credit as a percentage of GDP over the last fifteen years.

Source: Company estimates, based on DANE and Superintendency of Finance. Data shown starts in 1995 in order to capture the negative effect that the economic crisis of the late 1990s had on bank credit penetration. GDP series used are those of 2000 as the base year, and nominal GDP prior to 2000 and after 2009 are calculated by applying reported nominal growth to the 2000 series.

Although loan quality and loan loss coverage ratios deteriorated between 2007 and mid-2009 as a result of the economic slowdown preceding the global crisis, overall loan quality and coverage ratios have improved significantly during the last ten years in Colombia. The following charts illustrate this trend and present non-performing loans as a percentage of total loans and the loan loss coverage ratio from September 2000 to September 2010.

Source: Superintendency of Finance. Past-due loans refers to loans overdue more than 30 days, as defined by the Superintendency of Finance. Loan loss coverage ratio refers to loan loss allowances divided by past-due loans.

Colombia’s banking system is well capitalized, with an average risk-based capital ratio of 14.1% at December 31, 2009, significantly above the minimum regulatory requirement of 9.0%. The capital-to-total assets ratio and the risk-based capital ratio have increased since 2005: the former currently exceeds that of comparable countries in Latin America, while the latter is at a level similar to that of Chile and Peru. The following charts present capital as a percentage of risk-weighted assets, and capital as a percentage of total assets over the last five years for the banking sector in Brazil, Colombia, Chile, Peru and Mexico.

Source: IMF for non-Colombian countries and Superintendency of Finance for Colombia. For non-Colombian countries, shareholders’ equity refers to equity and regulatory capital refers to bank regulatory capital, as reported in the Financial Soundness Indicators section of the IMF Global Financial Stability Report, October 2010. According to the IMF, capital is measured as total capital and reserves as reported in the sectoral balance sheet for cross-border consolidated data, Tier I capital can also be used (this definition of capital is also used by the IMF for calculating the ratio of return on equity). For Colombia, shareholders’ equity refers to that of commercial banks, and regulatory capital to risk-weighted assets refers to risk-based capital ratio of commercial banks as defined and reported by the Superintendency of Finance.

At the same time, the profitability of the financial sector improved significantly during the first half of the decade starting in 2000 and has remained relatively stable in the second half of the decade, including during the global economic and financial crisis. The following charts present ROAA and ROAE, for the Colombian financial sector from September 2000 to September 2010.

Source: Company estimates, based on Superintendency of Finance. ROAA refers to 12-month profits divided by the average of assets in the current month and in the same month of the prior year. Similarly, ROAE refers to 12-month profits divided by the average of shareholders’ equity in the current month and in the same month of the prior year.

The profitability of Colombia’s banking system also compares well to that of its regional competitors. The following charts present ROAA and ROAE over the last five years for the banking sectors in Brazil, Colombia, Chile, Peru and Mexico.

Source: IMF for Brazil, Chile, Peru and Mexico, and company estimates based on Superintendency of Finance for Colombia.

Main market participants

According to the Superintendency of Finance, at September 30, 2010, the principal participants in the Colombian financial system were the Central Bank, 18 commercial banks (ten domestic banks, seven foreign banks and one state-owned bank), 24 financing companies and three finance corporations. In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouses, special state-owned institutions that provide credit to specific segments of the population who generally lack normal access to commercial and retail banking, pension and severance pay funds also participate. For a description of the roles of these entities, see “—Supervision and regulation—Regulatory framework for Colombian financial institutions.” For information about our competitive position, see “—Competition.”

Our principal competitors are Bancolombia, Davivienda, and BBVA Colombia, which are the three leading banking groups in Colombia after Grupo Aval. International players active in the Colombian market include Banco Santander Colombia S.A., Banco Bilbao Vizcaya Argentaria Colombia, S.A., Citibank-Colombia S.A., HSBC Colombia S.A., and Scotiabank-Colombia S.A.

Recent developments in the Colombian stock market

Colombia’s stock market has been one of the top performers worldwide following the global economic and financial crisis of 2008. The Colombian Stock Market Index (Indice General de la Bolsa de Colombia), or IGBC, increased 53.5% in 2009 and 33.6% in 2010, after falling 29.3% in 2008. Colombia’s stock market capitalization stood at Ps 418.1 trillion (U.S.$232.3 billion) at December 31, 2010. Simultaneously, the daily average trading volume in the stock market increased to Ps 127.4 billion (U.S.$70.8 million) during the first three quarters of 2010 from Ps 114.4 billion (U.S.$55.9 million) during 2009, an increase of 11.4%.

The recent increase in trading volumes and elevated returns have been mainly driven by the following factors: (1) the expansionary monetary policy conducted by Colombia’s Central Bank, which cut its overnight lending rate by 700 bps to 3.0% from December 2008 until April 2010 (the lowest level ever recorded); (2) a sharp decline in global risk aversion since March 2009; (3) expectations of a healthy recovery in local economic activity since the second semester of 2009, which intensified during 2010 due to the release of positive economic data suggesting a stronger recovery than initially expected by local authorities and analysts; and (4) a limited supply of local stock market securities to match a fast growing demand. Some of the main participants in the local stock market are the private pension fund managers, individual investors and brokerage firms (Sociedades Comisionistas de Bolsa). Private pension funds managed a portfolio of Ps 41.1 trillion, (U.S.$22.8 billion) in equity securities, of which Ps 32.8 trillion (U.S.$18.2 billion) correspond to the local stock market at August 31, 2010, representing 44.0% of total assets under management. The share of equity securities in private pension funds’ portfolios has increased substantially in recent years from an average of 23.1% in 2007 and 27.4% in 2008 to 41.4% at December 31, 2009.

Private pension fund system

A private pension fund system came into operation in Colombia in 1994, and during the last decade the scope of permissible activity by pension funds has expanded. The pension system consists of a government-sponsored defined public benefit plan, or RPM, currently administered by the Colombian Pension Service, Colpensiones, (previously administered by the Colombian Institute of Social Security), and a defined contribution or individual savings system, or RAIS, administered by private pension fund administrators under the supervision of the Superintendency of Finance. Since its creation, RAIS has experienced significant growth and is now the principal pension system in Colombia (9.1 million of individual customers in RAIS, compared to 6.3 million in RPM, at August 31, 2010). We operate in the pension fund management markets of RAIS through Porvenir. For information about Porvenir’s competitive position, see “—Competition.” At December 31, 2009, there were six private pension and severance funds managing a total of Ps 94.3 trillion (U.S.$49.2 billion) in assets, consisting of Ps 79.9 trillion (U.S.$41.7 billion) in mandatory pension fund assets; Ps 9.5 trillion (U.S.$4.9 billion) in voluntary pension funds’ assets; and Ps 4.9 trillion (U.S.$2.6 billion) in severance assets. For information about the main participants in the Colombian RAIS pension sector and our market share and position in the pension fund market, see “—Competition.”

Colombia has high-growth potential in the individual savings pension regime due to (1) the low average age of individual customers (34 years); (2) the current penetration levels of pension plans (approximately 80% of the employed population at December 31, 2009 participated in either a government-sponsored or a private pension scheme); and (3) the recent trend of individual customers investing in private pension funds, such as Porvenir, instead of the government-sponsored alternative (individual customers in RAIS increased from 7.8 million in 2007 to 8.6 million in 2008 and 8.7 million in 2009; while individual customers in RPM increased from 6.1 million in 2007 to 6.2 million in 2008 and 6.4 million in 2009).

Central America

For an overview of the industry in Central America, see “—BAC Credomatic acquisition.”

Supervision and regulation

Colombian banking regulators

Pursuant to the Colombian Constitution, Colombia’s National Congress has the power to prescribe the general legal framework within which the government and other authorities may regulate the financial system. The Colombian Constitution also permits the National Congress to authorize government intervention in the economy by statute. The agencies vested with the authority to regulate the financial system are the board of directors of the Central Bank of Colombia, the Colombian Ministry of Finance and Public Credit, the Superintendency of Finance and the Securities Market Self-Regulatory Organization.

Central Bank

The Central Bank of Colombia, or the Central Bank, exercises the customary functions of a central bank, including price stabilization, legal currency issuance, regulation of currency circulation, credit and exchange rate monitoring and administration of international reserves. Its board of directors is the regulatory authority for monetary, currency exchange and credit policies, and is responsible for the direction and execution of the Central Bank duties. The Central Bank also acts as a last resort lender to financial institutions.

Pursuant to the Colombian Constitution, the Central Bank is autonomous and independent from the government in the formulation of monetary policy, currency exchange and credit policies, and for administrative matters. Specifically, the Constitution provides administrative, technical, budgetary and legal autonomy for the Central Bank and its board of directors in respect of monetary, credit and foreign exchange matters. The Central Bank reports to the National Congress. Its board of directors has seven members, one of whom is the Minister of Finance and Public Credit, one member is the General Manager of the Central Bank, and the other five members, who are full-time employees, are appointed by the President of Colombia for four-year terms that can be extended.

Ministry of Finance and Public Credit

The Ministry of Finance and Public Credit designs, coordinates, regulates and executes economic policy, seeking to create an optimal administration of public finances for the economic and social development of the country. The Ministry of Finance and Public Credit regulates all aspects of finance, securities and insurance activities, pursuant to powers conferred by the Colombian Constitution and by statute through the Superintendency of Finance. As part of its duties, the Ministry of Finance and Public Credit issues decrees and regulations related mainly to financial, taxation, customs, public credit and budgetary matters that may affect banking transactions in Colombia. In particular, the Ministry of Finance and Public Credit is responsible for regulations relating to financial institutions’ capital adequacy, risk limitations, authorized transactions, disclosure of information and accounting.

Superintendency of Finance

The Superintendency of Finance was created as a result of the merger between the Superintendency of Banking and the Superintendency of Securities in 2005. All of the powers and responsibilities of the former Superintendency of Banking and Superintendency of Securities were assigned to the newly created Superintendency of Finance.

The Superintendency of Finance is a technical entity affiliated with the Ministry of Finance and Public Credit that acts as the inspection, supervision and control authority of persons involved in financial, insurance and securities exchange activities, and any other operations related to the management, use or investment of resources collected from the public. The Superintendency of Finance is responsible for supervising the Colombian financial system with the purpose of preserving its stability and trustworthiness, as well as promoting, organizing and developing the Colombian securities market and protecting the users of financial and insurance services and investors in general.

Financial institutions must obtain the authorization of the Superintendency of Finance before commencing operations. In addition, all public offering of securities require the prior approval of the Superintendency of Finance.

Violations of the financial system rules and regulations are subject to administrative, and in some cases, criminal sanctions. The Superintendency of Finance may inspect Colombian financial institutions on a discretionary basis and has the authority to impose fines on such institutions and their directors and officers for violations of Colombian laws or regulations, or such financial institutions’ by-laws.

The Superintendency of Finance exerts its supervisory powers over the financial sector on a consolidated and comprehensive basis. The consolidated supervision extends to all financial institutions including banks operating in Colombia and their subsidiaries abroad, in the latter case to the extent permitted by the laws of the respective country of incorporation. For these purposes, the Superintendency of Finance has executed several memorandums of understanding with foreign financial sector regulators, including the Superintendency of Banks of Panamá and the Superintendency of the Financial System of El Salvador, and is currently negotiating the execution of additional memorandums of understanding with other financial regulators, to promote an exchange of information and enhance its consolidated and comprehensive supervision.

According to Colombian law (Decree 2555 of 2010 and Basic Accounting Circular), and in order to facilitate the Superintendency of Finance’s supervision, financial institutions are required to consolidate the results of operations of all of their subsidiaries in order to present consolidated financial statements of the controlling entity and its subsidiaries, consolidated solvency ratios and capital adequacy requirements of the group. As Grupo Aval is not regulated as a financial institution or as a holding company of banking subsidiaries it is not required to comply with these requirements, however all of its financial subsidiaries are required to comply.

The Superintendency of Finance may also conduct onsite inspections of Colombian financial institutions and even of their subsidiaries located abroad, in the latter case, subject to the applicable laws of the subsidiary’s country of incorporation.

According to Article 48-1 of Decree 2080 of 2000, when granting authorizations to Colombian financial institutions to invest in foreign financial entities, the Superintendency of Finance must take into account the possibility of exercising comprehensive and consolidated supervision. In addition, according to Law 1328 of 2009 and Decree 4032 of 2010: (1) direct capital investments by Colombian financial institutions in foreign financial, brokerage or insurance companies, branches or agencies, require the prior authorization by the Superintendency of Finance, and (2) indirect capital investment (i.e., through a subsidiary) in foreign financial, brokerage or insurance companies, branches or agencies, require the prior authorization by the Superintendency of Finance if: (a) the initial investments equal or exceed 10% of the investor’s paid-in capital, (b) additional investments equal or exceed 5% of the investor’s paid-in capital or (c) the financial regulatory authority of the country where the investments is to be made has not executed a memorandum of understanding with the Superintendency of Finance. Other indirect investments do not require the approval of the Superintendency of Finance, but must be reported to such entity prior to the respective investment.

As an issuer of securities traded on the Colombian Stock Exchange, Grupo Aval is subject to the supervision and regulation of the Superintendency of Finance. Additionally, Grupo Aval’s financial and stock brokerage subsidiaries located in Colombia (including banks, finance corporations, financing companies, trust companies, managers of pensions and severance payment funds, bonded warehouses and stock brokerage firms), are each subject to the regulatory supervision of the Superintendency of Finance. The level of supervision and regulation is different, though, taking into account that Grupo Aval is not a financial institution. Grupo Aval is subject to supervision (control) as an issuer of securities in the public market, while financial institutions and stock brokerage firms are subject to inspection and surveillance (inspección y vigilancia).

FOGAFIN

The Colombian Deposit Insurance Fund (Fondo de Garantías de Instituciones Financieras), or FOGAFIN, was created in 1985 pursuant to Law 117. The primary function of FOGAFIN is to administer the deposit insurance system, with the objective of guaranteeing the deposits and savings held by the general public in Colombian financial institutions. See “—Troubled financial institutions—deposit insurance.” The other primary purposes for which FOGAFIN was formed were to support the banking industry, to facilitate the privatization of financial institutions by the Colombian government, and to liquidate financial institutions under receivership.

FOGAFIN has tools and mechanisms that enable it to administer and temporarily take equity stakes in troubled financial institutions in order to allow it to determine whether a financial institution is viable or requires liquidation.

Securities market self-regulatory organization

Self-regulation in the capital markets was formally introduced in Colombia by Law 964 of 2005, and the securities market self-regulatory organization (Autoregulador del Mercado de Valores), or SRO, was created in June 2006.

The securities market SRO has the power to supervise, sanction and regulate the entities subject to self-regulation (i.e., including securities intermediaries and any entity that voluntarily submits itself to self-regulation).

The securities market SRO’s supervisory powers entitle it to review compliance with applicable laws and regulations and impose sanctions in the case of violations. The SRO may also propose regulation aimed at various matters, including conflicts of interest and improving the integrity and quality of the capital markets.

To better achieve their objectives and avoid duplicative efforts, the SRO and the Superintendency of Finance have executed a memorandum of understanding. The purpose of the memorandum is to define the principles and criteria that should be considered by the two entities in coordinating their activities and in performing their regulatory, disciplinary and supervisory powers.

Superintendency of Industry and Commerce

According to Law 1340 of 2009, the Superintendency of Industry and Commerce is the competent national authority for all antitrust matters in every sector of the economy, including the financial sector.

As such, the Superintendency of Industry and Commerce is responsible for advancing administrative investigations of antitrust violations, and has the power to impose corresponding sanctions.

The Superintendency of Industry and Commerce is responsible for approving economic mergers, acquisitions and integrations between and among enterprises, except for mergers, acquisitions or integrations between financial entities. The Superintendency of Finance is the authority responsible for approving mergers, acquisitions and integrations between financial institutions. For such approvals, the Superintendency of Finance must obtain a prior written opinion by the Superintendency of Industry and Commerce.

Regulatory framework for Colombian financial institutions

Basic framework: Decree 663 of 1993

The basic regulatory framework for the operations of the Colombian financial sector is set forth in Decree 663 of 1993, the Estatuto Orgánico del Sistema Financiero, as amended by Laws 510 of 1999, 546 of 1999, 795 of 2003, 964 of 2005 and 1328 of 2009.

Decree 663 of 1993 defines the structure of the Colombian financial system and establishes various business entities, including (1) credit institutions (which are further categorized into banks, finance corporations, financing companies and finance cooperatives), (2) financial services entities, (3) capitalization corporations, (4) insurance companies and (5) insurance intermediaries.

Furthermore, Decree 663 provides that no financial, banking or credit institution may operate in Colombia without the prior approval of the Superintendency of Finance. Subject to prior approval of the Superintendency of Finance, foreign banks may operate in Colombia through their affiliates established and incorporated in Colombia. After the enactment of Law 1328 of 2009, starting in 2013, foreign banks will be permitted to operate through their “branches” and are not under the obligation of incorporating a Colombian subsidiary. Operations through these branches will be subject to prior approval by the Superintendency of Finance.

The main role of banks, finance corporations and financing companies is to receive deposits. Banks place funds back into circulation by means of loans or any active credit operation; finance corporations place funds into circulation by means of active credit operations or investments, with the purpose of promoting the creation or expansion of enterprises; and financing companies place funds back into circulation by means of active credit operations, with the purpose of fostering the sale of goods and services including the development of leasing operations.

Each credit institution must be separately authorized before it may develop and provide financial services. Furthermore, the activities of credit institutions are subject to limitations and restrictions, including limitations and restrictions relating to the extension of credit, risk concentration, investments, conditional operations, foreign currency loans and negotiations, and the administration of third-party funds. One of the principal restrictions on financial activities is that banks may not acquire or hold products, merchandise, shares of corporations, income bonds, or other similar securities, except (1) when the bank has received those goods or securities as collateral for loans it has made or (2) with respect to shares, when they are issued by companies where banks are permitted to hold investments (mainly financial affiliates). Banks are also subject to other limitations, including limitations on lending activities.

Modifications to Basel framework

Laws 510 of 1999, 546 of 1999, 795 of 2003 and 1328 of 2009 substantially modified the control, regulation and surveillance powers of the Superintendency of Banking (now Superintendency of Finance). In addition, Law 510 of 1999 and Law 1328 of 2009 streamlined the procedures and powers for FOGAFIN.

The main purpose of Law 510 of 1999 was to increase the solvency and stability of Colombia’s financial institutions by establishing rules regarding their incorporation, as well as the permitted investments of credit institutions, insurance companies and investment companies. Law 546 of 1999 was enacted in order to regulate the system of long-term home loans.

Law 795 of 2003 was enacted with the purpose of broadening the scope of activities to be performed by financial institutions and to update Colombian regulations with the latest principles of the Basel Committee. Law 795 of 2003 also increased the minimum capital requirements needed to incorporate a financial institution (see “—

Minimum capital requirements”) and authorized the Superintendency of Finance to take precautionary measures with respect to financial institutions whose capital falls below certain thresholds. For example, in order to avoid a temporary taking of possession by the Superintendency of Finance, troubled financial institutions must submit a restructuring program to the Superintendency of Finance.

Law 1328 of 2009 provided a new set of rights and responsibilities for customers of the financial system and a set of obligations for financial institutions, in order to minimize disputes.

Law 1328 of 2009 broadened the scope of permitted business activities by regulated entities: following its adoption, banks were allowed to operate leasing businesses and to extend loans to third parties so that borrowers may acquire control of other companies.

In order to implement and enforce the provisions related to Colombia’s financial system, the Superintendency of Finance has issued periodic circulars and resolutions. The External Circular 007 of 1996 consolidated all of the rules and regulations applicable to financial institutions, including rules and regulations relating to the management, operations, investments, lending activities and money laundering prevention activities of financial institutions. The External Circular 100 of 1995, or the Basic Accounting Circular, consolidated all of the regulations applicable to the accounting and financial rules of financial institutions. Furthermore, the Basic Accounting Circular regulated the assessment of credit institutions’ investments, risk management, financial statements, information disclosure and inter-banking credits.

Violations of Laws 510 of 1999, 546 of 1999, 795 of 2003 or 1328 of 2009, as well as of specific provisions of Decree 663 of 1993 and their relevant regulations, are subject to administrative sanctions and, in some cases, criminal sanctions.

Key interest rates

Colombian commercial banks, finance corporations and financing companies are required to report data to the Central Bank on a weekly basis regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank calculates the DTF rate, which is published at the beginning of the following week for use in calculating interest rates payable by financial institutions. The DTF is the weighted average interest rate paid by commercial banks, finance corporations and financing companies for certificates of deposit with maturities of 90 days. For the week of October 11, 2010, the DTF was 3.41%.

The Central Bank also calculates the interbank rate (Interés Bancario de Referencia), or IBR, which acts as a reference of overnight and one-month interbank loans, based on quotations submitted each business day by eight participating banks to the Central Bank. Using a weighted average of the quotations submitted, the Central Bank calculates the overnight IBR each business day. The one-month IBR is calculated each Tuesday.

Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate (Interés Bancario Corriente), calculated as the average of the interest ordinarily charged by banks within a set period of time. The current banking interest rate is certified by the Superintendency of Finance.

Capital adequacy requirements

Capital adequacy requirements for Colombian credit institutions (as set forth in Decree 2555 of 2010 – formerly Decree 1720 of 2001) are based on the Basel Committee standards. The regulations establish five categories of assets, which are each assigned different risk weights, and require that a credit institution’s technical capital (as defined below) be at least 9.0% of that institution’s total risk-weighted assets.

Technical capital (patrimonio técnico), for the purposes of the regulations consists of basic capital (patrimonio primario), or primary capital (Tier I), and secondary capital offshore (patrimonio adicional offshore), or Tier II. Primary capital (Tier I) consists mainly of:

•	outstanding and paid-in share capital;

•	legal and other reserves;

•	profits retained from prior fiscal years;

•	the balance of the patrimonial account of adjustments of changes (ajuste de cambios);

•
the total value of the revaluation of the equity account (revalorización del patrimonio) (if positive) and of the foreign currency translation adjustment account (ajuste por conversión de estados financieros);

•
current fiscal year profits in a proportion equal to the percentage of prior fiscal year profits that were capitalized, or allocated to increase the legal reserve, or all profits that must be used to cover accrued losses;

•
any shares held as security by FOGAFIN when the entity is in compliance with a recovery program aimed at bringing the institution back into compliance with capital adequacy requirements (if the Superintendency of Finance establishes that such recovery program has failed, these shares shall not be taken into account when determining primary capital (Tier I));

•	subordinated bonds issued by financial institutions and subscribed by FOGAFIN when they comply with the requirements stated in the regulations;

•	the part of the surplus capital account from donations that complies with the requirements set forth in the applicable regulation;

•	the value of dividends declared to be paid in shares; and

•	the value of the liabilities owned by non-controlling interests.

Items deducted from primary capital (Tier I) are:

•	losses of any prior or current period;

•	the total value of the capital revaluation account, if negative;

•	accumulated inflation adjustment on non monetary assets; provided that the respective assets have not been transferred;

•
subordinated debt instruments issued by entities (excluding subsidiaries) that are subject to the supervision of the Superintendency of Finance, but excluding appraisals and investments in Finagro credit establishments and investments undertaken pursuant to Article 63 of Decree 663 of 1993; and

•
investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by foreign financial institutions where the investor directly or indirectly holds at least 20.0% of the capital of said institution (excluding subsidiaries). This amount includes foreign currency translation and excludes appraisals.

Secondary capital (Tier II), consists of other reserves and retained earnings, which are added to primary capital (Tier I) to calculate technical capital. Secondary capital (Tier II) includes:

•	50.0% of the accumulated inflation adjustment of non-monetary assets (provided that such assets have not been disposed of);

•
50.0% of asset reappraisal (excluding revaluations of foreclosed assets or assets received as payment of credits); excluded from said amount is (1) the reappraisal of direct or indirect capital investments and investments in subordinated debt in entities subject to the supervision of the Superintendency of Finance, excluding subsidiaries, in compliance with the requirements set forth in the applicable regulation and (2) the reappraisal of direct or indirect capital investments and investments in subordinated debt in foreign financial entities with respect to which the bank’s share is or exceeds 20% of the entity’s subscribed capital;

•
mandatory convertible bonds effectively subscribed and paid, with maturities of up to five years (provided that the terms and conditions of their issuance were approved by the Superintendency of Finance and subject to the conditions set forth by the Superintendency of Finance);

•	subordinated monetary obligations not in excess of 50.0% of primary capital (Tier I) and in compliance with additional requirements stated in the regulations;

•	the part of the surplus capital account from donations in compliance with the requirements set forth in the applicable regulations; and

•	general allowances made in accordance with the instructions issued by the Superintendency of Finance.

In computing technical capital, additional capital (Tier II) may not exceed the total amount of primary capital (Tier I).

The following tables set forth reported and as-adjusted capital adequacy information for each of our banking subsidiaries at September 30, 2010, December 31, 2009 and 2008. The reported figures are calculated using the methodology prescribed by the Superintendency of Finance, which requires that we subtract investments in non-consolidated entities from our regulatory capital. The as-adjusted amounts have been adjusted not to subtract non-controlling interest in financial institutions which are consolidated in other Grupo Aval subsidiaries at December 31, 2009 and 2008 (principally Banco de Bogotá’s non-controlling interest held through Corficolombiana in Leasing de Occidente at December 31, 2009 and 2008, and Banco de Occidente at September 30, 2010; Banco de Occidente’s investment in Corficolombiana and Porvenir, consolidated into Grupo Aval through Banco de Bogotá; and Banco Popular’s stake in Corficolombiana, consolidated into Grupo Aval through Banco de Bogotá). We believe that the inclusion of such investments presents a more comprehensive picture of our capitalization.

Banco de Bogotá

	At September 30,		At December 31,
	2010		2009		2008
	Actual	As adjusted (1)	Actual	As adjusted (1)	Actual	As adjusted (1)
	(in Ps billions)
Subscribed capital	2	2	2	2	2	2
Reserves and profits	2,685	2,685	2,547	2,547	1,820	1,820
Non-controlling interests	1,979	1,979	1,833	1,833	1,416	1,416
Less:
Inflation adjustments on non-monetary assets	(98)	(107)	(101)	(104)	(113)	(116)
Unconsolidated financial sector investments	(132)	—	(125)	—	(109)	—
Less/more others	—	—	—	—	—	—
Primary capital (Tier I)	4,436	4,559	4,157	4,279	3,016	3,122

Inflation adjustments on non-monetary assets	53	53	52	52	58	58
Unrealized gains/losses on securities available for sale (2)	71	71	44	44	(20)	(20)
Valuations	405	405	376	376	335	335
Subordinated bonds	409	409	246	246	284	284
Less:

At September 30,		At December 31,
2010		2009		2008
Actual	As adjusted (1)	Actual	As adjusted (1)	Actual	As adjusted (1)
(in Ps billions)

Devaluations	0	(0)	—	—	1	—
Unconsolidated financial sector investments	(119)	—	(18)	—	(12)	—
Less/more others	2	2	5	5	4	4
Computed secondary capital (Tier II)	822	942	705	722	649	660

Technical capital	5,259	5,501	4,862	5,001	3,666	3,783

Risk-weighted assets	29,991	30,123	26,643	26,768	25,595	25,704

Value at risk	660	660	276	276	111	111
Regulatory value at risk (3)	7,329	7,329	3,067	3,067	1,230	1,230

Risk-weighted assets including regulatory value at risk	37,320	37,452	29,710	29,835	26,826	26,934

Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	11.9%	12.2%	14.0%	14.3%	11.2%	11.6%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	2.2%	2.5%	2.4%	2.4%	2.4%	2.5%
Solvency ratio (4)	14.1%	14.7%	16.4%	16.8%	13.7%	14.0%

(1)	The as-adjusted calculation of the solvency ratio eliminates the effect of excluding investments in unconsolidated financial institutions.

(2)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(3)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(4)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco de Occidente

	At September 30,		At December 31,
	2010		2009		2008
	Actual	As adjusted (1)	Actual	As adjusted (1)	Actual	As adjusted (1)
	(in Ps billions)
Subscribed capital	4	4	4	4	4	4
Reserves and profits	1,544	1,544	1,203	1,203	1,020	1,020
Non-controlling interests	6	6	167	167	142	142
Less:
Inflation adjustments on non-monetary assets	(33)	(41)	(35)	(43)	(37)	(45)
Unconsolidated financial sector investments	(369)	—	(314)	—	(254)	—

	At September 30,		At December 31,
	2010		2009		2008
	Actual	As adjusted (1)	Actual	As adjusted (1)	Actual	As adjusted (1)
	(in Ps billions)
Less/more others	1	1	1	1	1	1
Primary capital (Tier I)	1,154	1,515	1,026	1,332	876	1,123

Inflation adjustments on non-monetary assets	21	21	21	21	22	22
Unrealized gains/losses on securities available for sale (2)	330	330	187	187	58	58
Valuations	123	123	119	119	92	92
Subordinated bonds	168	168	234	234	283	283
Less:
Devaluations	0	(0)	—	—	—	—
Unconsolidated financial sector investments	(331)	—	(195)	—	(68)	—
Less/more others	—	—	—	—	—	—
Computed secondary capital (Tier II)	311	642	367	562	387	456

Technical capital	1,465	2,157	1,393	1,894	1,263	1,578

Risk-weighted assets	13,284	13,653	12,728	13,042	12,119	12,373

Value at risk	68	68	78	78	30	30
Regulatory value at risk (3)	756	756	864	864	331	331

Risk-weighted assets including regulatory value at risk	14,040	14,409	13,592	13,906	12,449	12,704

Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	8.2%	10.5%	7.5%	9.6%	7.0%	8.8%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	2.2%	4.5%	2.7%	4.0%	3.1%	3.6%
Solvency ratio (4)	10.4%	15.0%	10.2%	13.6%	10.1%	12.4%

(1)	The as-adjusted calculation of the solvency ratio eliminates the effect of excluding investments in unconsolidated financial institutions.

(2)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(3)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(4)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco Popular

	At September 30,		At December 31,
	2010		2009		2008
	Actual	As adjusted (1)	Actual	As adjusted (1)	Actual	As adjusted (1)
	(in Ps billions)
Subscribed capital	77	77	77	77	77	77
Reserves and profits	719	719	722	722	564	564
Non-controlling interests	29	29	29	29	22	22
Less:
Inflation adjustments on non-monetary assets	(34)	(34)	(34)	(34)	(37)	(37)
Unconsolidated financial sector investments	(56)	—	(56)	—	(50)	—
Less/more others	—	—	—	—	8	8
Primary capital (Tier I)	734	791	737	793	585	635

Inflation adjustments on non-monetary assets	17	17	17	17	19	19
Unrealized gains/losses on securities available for sale (2)	97	97	97	97	7	7
Valuations	138	138	138	138	128	128
Subordinated bonds	234	234	234	234	270	270
Less:
Devaluations	(0)	(0)	—	—	—	—
Unconsolidated financial sector investments	(88)	—	(88)	0	(39)	0
Less/more others	—	—	1	1	1	1
Secondary capital (Tier II)	399	487	400	488	386	425

Technical capital	1,133	1,277	1,137	1,281	971	1,060

Risk-weighted assets	7,692	7,748	7,692	7,748	6,609	6,659

Value at risk	101	101	101	101	79	79
Regulatory value at risk (3)	1,127	1,127	1,127	1,127	883	883

Risk-weighted assets including regulatory value at risk	8,819	8,875	8,819	8,875	7,492	7,542

Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	8.3%	8.9%	8.4%	8.9%	7.8%	8.4%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	4.5%	5.5%	4.5%	5.5%	5.2%	5.6%
Solvency ratio (4)	12.9%	14.4%	12.9%	14.4%	13.0%	14.1%

(1)	The as-adjusted calculation of the solvency ratio eliminates the effect of excluding investments in unconsolidated financial institutions.

(2)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(3)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(4)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco AV Villas

	At September 30,	At December 31,
	2010	2009	2008
	Actual
	(in Ps billions)
Subscribed capital	22	22	22
Reserves and profits	582	498	440
Non-controlling interests	—	—	—
Less:
Inflation adjustments on non-monetary assets	(14)	(15)	(16)
Unconsolidated financial sector investments	(11)	—	—
Less/more others	—	—	—
Primary capital (Tier I)	579	505	447

Inflation adjustments on non-monetary assets	7	7	8
Unrealized gains/losses on securities available for sale (1)	20	5	4
Valuations	76	73	68
Subordinated bonds	—	—	—
Less:
Devaluations	—	—	—
Unconsolidated financial sector investments	—	—	—
Less/more others	7	7	7
Computed secondary capital (Tier II)	111	93	87

Technical capital	689	598	534

Risk-weighted assets	4,420	4,130	3,457

Value at risk	62	55	40
Regulatory value at risk (2)	684	612	439

Risk-weighted assets including regulatory value at risk	5,104	4,742	3,897

Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	11.3%	10.7%	11.5%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	2.2%	2.0%	2.2%
Solvency ratio (3)	13.5%	12.6%	13.7%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Grupo Aval (aggregate)

The following tables set forth aggregate capital adequacy information for Grupo Aval at September 30, 2010, December 31, 2009 and 2008.

	At September 30,	At December 31,
	2010	2009	2008
	(in Ps billions)
Subscribed capital	107	106	106
Reserves and profits	5,530	4,970	3,844
Non-controlling interests	2,014	2,029	1,580
Less:
Inflation adjustments on non-monetary assets	(180)	(185)	(203)
Unconsolidated financial sector investments	(568)	(495)	(413)
Less/more others	1	1	9
Primary capital (Tier I)	6,903	6,426	4,294

Inflation adjustments on non-monetary assets	98	98	107
Unrealized gains/losses on securities available for sale (1)	519	333	49
Valuations	743	707	623
Subordinated bonds	811	714	838
Less:
Devaluations	0	0	1
Unconsolidated financial sector investments	(538)	(300)	(119)
Less/more others	10	13	12
Computed secondary capital (Tier II)	1,643	1,564	1,510

Technical capital	8,546	7,990	6,434

Risk-weighted assets	55,387	51,193	47,781

Value at risk	891	510	259
Regulatory value at risk (2)	9,896	5,670	2,883

Risk-weighted assets including regulatory value at risk	65,283	56,862	50,664

Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	10.6%	11.3%	9.7%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	2.5%	2.8%	3.0%
Solvency ratio	13.1%	14.1%	12.7%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

At September 30, 2010, our banks’ technical capital ratios were 14.1% (Banco de Bogotá), 10.4% (Banco de Occidente), 12.9% (Banco Popular) and 13.5% (Banco AV Villas). At December 31, 2009, our banks’ technical capital ratios were 16.4% (Banco de Bogotá), 10.2% (Banco de Occidente), 12.9% (Banco Popular) and 12.6% (Banco AV Villas), exceeding on average the requirement of the Colombian government and the Superintendency of Finance by 339 basis points. At December 31, 2008, the respective technical capital ratios were 13.7%, 10.1%, 13.0% and 13.7%. The year-over-year average increase in capital adequacy ratios is explained by the growth in risk-

weighted assets, including regulatory value at risk, as those assets increased 14.8%, lagging behind the growth of technical capital, which was 18.0%.

The basic accounting circular contains provisions relating to liquidity risk, interest rate risk, foreign exchange rate risk and market risk. Colombian banks are required to calculate a value-at-risk, or VaR, based on a methodology provided by the Superintendency of Finance. VaR is used in assessing a banks’ solvency. Future changes in VaR requirements could have a material impact on our operations in the future.

Grupo Aval’s combined loan portfolio, net of provisions, is 76.7% weighted as risk-weighted assets at September 30, 2010. The provisions corresponding to each of our banks’ operations is determined by measuring credit risk. For this purpose, credit extensions are rated according to their risk level (A, B, C, D or E); the Superintendency of Finance has established minimum provision levels for each rating.

Leasing Bogotá Panamá, a wholly owned subsidiary of Banco de Bogotá acquired 100% of the shares of BAC Credomatic on December 9, 2010. Banco de Bogotá increased its regulatory capital by Ps 2,284.6 billion (U.S.$1.27 billion), by issuing Bonos Obligatoriamente Convertibles en Acciones (bonds mandatory convertible into shares), or BOCEAS. These bonds are treated as secondary capital (Tier II) until conversion, at which time they will become Primary Capital (Tier I).

Mandatory investments

Colombian banking institutions are required to invest in agricultural development bonds (Títulos de Desarrollo Agropecuario) issued by Finagro, a government entity, according to External Resolution 3 of 2000 of the Central Bank. The Central Bank requires that each bank maintains a total investment in these bonds equal to 5.7% of its checking and saving deposits, plus 4.3% of its time deposits with a maturity of up to 18 months. Finagro may issue two different types of agricultural development bonds, Class A with an interest rate of 4 percentage points below the DTF rate and Class B with an interest rate of 2 percentage points below DTF-2. If the DTF interest rate falls to 4% or less, the profitability of the Class A DTAs will be 0%, and if the DTF interest rate falls to 2% or less, the profitability of the Class B DTAs will be 0%. Banks are required to invest 37% of the total mandatory investment in Class A TDAs and 63% in Class B TDAs.

Until 2006, banking institutions were also required to invest in debt reduction bonds (Títulos de Reducción de Deuda), issued by the Colombian government. Such bonds are no longer a mandatory investment but are still outstanding in the portfolios of bank institutions until maturity.

Under government discretion, authorities may extend the scope of current regulations or require additional disbursements on current or new types of mandatory investments.

Minimum capital requirements

Article 80 of Decree 663 of 1993, as amended by Law 795 of 2003, establishes minimum incorporation capital requirements for different financial institutions. When a financial institution fails to comply with the minimum required capital, it shall be liquidated, merged into another institution or its corporate form shall be converted into another category of financial institution, notwithstanding the fact that the institution may be subject to fines imposed by the Superintendency of Finance.

The minimum incorporation capital requirement for banks on an unconsolidated basis for 2010 was Ps $68.9 billion. Through September 30, 2010, all of our banks have consistently satisfied this incorporation capital requirement.

Capital investment limit

All investments in subsidiaries and other authorized capital investments, other than those carried out in order to fulfill legal provisions, may not exceed 100% of the total aggregate of the capital, equity reserves and the equity reappraisal account of the respective bank, financial corporation or financing company, excluding unadjusted fixed assets and including deductions for accumulated losses.

Foreign currency position requirements

According to External Resolution 5 of 2005 issued by the Board of Directors of the Central Bank, as amended by External Resolutions 4 of 2007, 3 and 13 of 2008 and 1 and 7 of 2009, a financial institution’s foreign currency position is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), realized or contingent, including those that may be sold in Colombian legal currency.

Resolution 4 of 2007 (as amended by Resolution 3 of 2008) of the Board of Directors of the Central Bank of Colombia provides guidelines for foreign currency positions of financial institutions, including the following:

•
the average of a bank’s foreign currency position for three business days cannot exceed the equivalent in foreign currency of 20.0% of the bank’s technical capital. Currency exchange intermediaries such as Grupo Aval’s bank subsidiaries are permitted to hold a three business days’ average negative foreign currency position not exceeding the equivalent in foreign currency of 5.0% of its technical capital (with penalties being payable after the first business day). At September 30, 2010 Banco de Bogotá, Banco de Occidente, Banco Popular, and Banco AV Villas had unconsolidated foreign currency positions of U.S.$26.8 million, U.S.$(3.1) million, U.S.$17.9 million and U.S.$(1.5) million, respectively, which fall within these regulatory guidelines;

•
foreign currency position in cash is defined as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days’ average foreign currency position in cash cannot exceed 50.0% of the bank’s technical capital. In accordance with Resolution 4 of 2007 (as amended by Resolution 3 of 2008) of the Board of Directors of the Central Bank of Colombia, the three-day average shall be calculated on a daily basis and the foreign currency position in cash cannot be negative; and

•
gross position of leverage, defined as (1) the value of term contracts denominated in foreign currency, plus (2) the value of transactions denominated in foreign currency to be settled within two days in cash, and (3) the value of the exchange rate risk exposure associated with exchange rate options and derivatives. Resolution 4 of 2007 (as amended by Resolution 3 of 2008) of the Board of Directors of the Central Bank establishes that the average of a bank’s gross position of leverage for three business days cannot exceed 550.0% of the technical capital of such bank.

In calculating the gross position of leverage, Resolution 12 of 2007 of the Board of Directors excludes any exchange transactions that intermediaries of the foreign market perform in their role as local suppliers of liquidity of foreign currency using the Systems of Compensation and Liquidation of Currencies when there is a breach of payment by a participant.

Reserve requirements

Commercial banks are required by the Board of Directors of the Central Bank to satisfy reserve requirements with respect to deposits and other cash demands. These reserves are held by the Central Bank in the form of cash deposits. According to Resolution 11 of 2008, the reserve requirements for Colombian banks are measured bi-weekly and the amounts depend on the class of deposits.

The reserves of credit institutions range between zero and 11.0%. For example, credit institutions must maintain reserves of 11.0% for checking accounts deposits and saving accounts deposits, reserves of 4.5% for term deposits with a maturity of less than 540 days, and no reserves for term deposits with a maturity of more than 540 days.

Credit institutions may maintain these reserves in their accounts at the Central Bank.

Foreign currency loans

Residents of Colombia may only obtain foreign currency loans from foreign financial institutions registered with the Central Bank. Foreign currency loans must be either channeled through foreign exchange intermediaries (such as Colombian financial institutions) or deposited in offshore compensation accounts (including specially designated accounts at foreign banks held by Colombian residents and registered before the Central Bank).

Under regulations issued by the Central Bank, every Colombian resident and institution borrowing funds in foreign currency is generally required to post with the Central Bank non-interest-bearing deposits for a specified term, although the size of the required deposit is currently zero. No such deposits would be required for foreign currency loans aimed at financing Colombian investments abroad or for short-term exportation loans (provided the loan is disbursed against the funds of Banco de Comercio Exterior – Bancoldex).

In addition, pursuant to Law 9 of 1991, the Board of Directors of the Central Bank is entitled to impose conditions and limitations on the incurrence of foreign currency indebtedness in order to avoid pressure in the foreign exchange market.

To reduce pressure on the foreign exchange market, the Colombian central government issued Decree 4145 dated November 5, 2010, which provides that interest payments on new foreign indebtedness (or on new disbursements of previously-agreed loans) are subject to a 33% withholding tax. Nevertheless, certain exceptions apply to this rule, including (1) foreign indebtedness incurred by entities controlled by the Colombian government and (2) loans obtained abroad incurred by Colombian banks and financial corporations.

Restrictions on foreign investment in Colombia

Colombia’s foreign investment statute regulates the manner in which non-residents are permitted to invest in Colombia and participate in the Colombian securities market. Among other requirements, Colombian law requires foreign investors to register certain foreign exchange transactions with the Central Bank and obtain authorization for certain types of investments. Certain foreign exchange transactions, including those between residents and non-residents, must be made through authorized foreign exchange market participants.

Non-residents are not permitted to directly hold portfolio investments in Colombia, but are able to do so through a registered foreign capital investment fund. Investors would only be allowed to transfer dividends abroad after the foreign investment registration procedure with the Colombian Central Bank has been completed. The failure of a non-resident investor to report or register foreign exchange transactions with the Central Bank relating to investments in Colombia on a timely basis may prevent the investor from remitting dividends, or an investigation that may result in a fine, may be commenced.

Allowance for loan losses

The Superintendency of Finance has issued guidelines relating to allowances for loan losses in the Basic Accounting Circular, as amended, and External Circular 054 of 2009, which refer to the adoption of a system for the administration and management of credit risks, or SARC, by credit institutions. Banks, financing companies, finance corporations and other credit institutions are required to adopt a SARC system.

The SARC system adopted by each credit institution must contain policies and procedures defining the manner in which the institution assesses, evaluates, classifies, grades, controls and covers credit risk. Management must adopt policies and procedures to ensure adequate risk management in connection with the establishment of allowances and of lending and continuous monitoring standards.

Under the current model of allowances for loan losses, loans must be classified and graded in five different categories, from “A” to “E” as established by the Superintendency of Finance. Loans classified in category “A” are considered “normal” or “ordinary,” with a regular credit risk. Loans classified in category “B” are those considered to have an acceptable risk. In category “C,” institutions must include loans with an appreciable risk, while in category “D,” loans with a significant or material credit risk. Finally, loans that are not able to be recovered, or that have a reduced chance of being recovered, must be classified in category “E.” Each bank must follow this system.

The Superintendency of Finance’s guidelines specify the criteria for classifying loans, including type of loan (i.e., commercial, consumer, mortgage or microcredit loans), age of loan, term of default and variation of the credit risk of the debtor (by determining repayment capability and payment record). Credit institutions are also required to apply specific allowances to particular categories of loans, which are calculated as a percentage of the outstanding balance.

For mortgage loans and microcredit loans a general allowance for loan losses of 1% of the principal amount must be established for each mortgage and microcredit loan.

In addition to the general allowance, individual allowances for loan losses must be established.

The following table presents the minimum individual allowance for mortgage loan losses, as established by the Superintendency of Finance.

Credit category	Percentage of allowance over the guaranteed portion of the loan	Percentage of allowance over the non-guaranteed portion of the loan
A	1.0%	1.0%
B	3.2	100.0
C	10.0	100.0
D	20.0	100.0
E	30.0	100.0

The following table presents the minimum individual allowance for microcredit loan losses.

Credit grade	Minimum Allowance Percentage (1)	Minimum Allowance Percentage (2)
A	0.0%	1.0%
B	1.0	2.2
C	20.0	0.0
D	50.0	0.0
E	100.0	0.0

(1)
Allowance percentage that will be applied over the balance due on the loan, after discounting the value of acceptable guarantees, taking into account the rules provided in Annex 1 of Chapter II of Basic Accounting Circular.

(2)	Allowance percentage that will be applied over the balance due on the loan, without discounting the value of acceptable guarantees.

In any case, the minimum individual allowance for credit losses corresponds to the sum of:

1.	The allowance percentage applicable to the balance due, net of the value of acceptable guarantees; and

2.	The allowance percentage applicable to the entire balance due on the loan. See note 2(i) to our audited consolidated financial statements.

In the case of consumer and commercial loans, Annex 3 to Chapter II of the Basic Accounting Circular (as amended by External Circular No. 22 of 2008) issued by the Superintendency of Finance, establishes that financial institutions which provide consumer and commercial loans may prepare lending internal models which classify and qualify all consumer and commercial loans granted by said entity, in order to constitute non-performing loan allowances (that includes countercyclical parameters) reflecting the classification and qualification set in the model.

Under this regulation, each financial institution may submit its own internal models for the review (and non objection opinion) of the Superintendency of Finance. However, if an entity does not propose such internal models or if they are objected to by the Superintendency of Finance, the reference models contained in the Basic Accounting Circular must be applied to their lending activities.

Title II, Book I of Part II of Decree 2555 of 2010, provides that a financial institution may not lend to a single borrower an amount in excess of 10% of such institution’s technical capital, or 25% if amounts above 5% are secured by collateral in accordance with the financial institution’s guidelines.

Pursuant to Title VI, Book 36 of Part II of Decree 2555 of 2010, a bank may not make a loan to any shareholder that holds directly more than 10% of its share capital for one year after such shareholder reaches the 10% threshold. In no event may a loan to a shareholder holding, directly or indirectly, 20% or more of a bank’s share capital exceed 20% of a bank’s technical capital. In addition, no loan to a single financial institution may exceed 30% of a bank’s technical capital, with the exception of loans funded by Colombian development banks for which no limit exists.

If a financial institution exceeds these limits, the Superintendency of Finance may impose a fine equal to up to twice the amount by which any such loan exceeded the limit and, in some cases, there may be criminal sanctions.

At September 30, 2010, our banks were subject to the following lending limits for unsecured and secured loans: Banco de Bogotá’s lending limit per borrower on an unconsolidated basis was Ps 408.7 billion for unsecured loans and Ps 1,021.7 billion for secured loans. Banco de Occidente’s lending limit per borrower on an unconsolidated basis was Ps 149.4 billion for unsecured loans and Ps 373.4 billion for secured loans. Banco AV Villas’ lending limit per borrower on an unconsolidated basis was Ps 68.9 billion for unsecured loans and Ps 172.3 billion for secured loans. Banco Popular’s lending limit per borrower on an unconsolidated basis was Ps 123.6 billion for unsecured loans and Ps 309.0 billion for secured loans.

No concentration limits apply to Grupo Aval on a consolidated basis.

Decree 2555 of 2010 sets a maximum limit for risk concentrated in one single party, equivalent to 30% of a bank’s technical capital, the calculation of which includes loans, leasing operations and equity and debt investments.

The Central Bank also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans.

Public tender offer rules

Pursuant to Colombian law, the acquisition of the beneficial ownership of 25.0% or more of the outstanding shares with voting rights of a listed company, or the purchase of 5.0% or more of the outstanding shares with voting rights by a shareholder or group shareholders beneficially owning 25.0% or more of such outstanding shares of a listed company, should be made pursuant to the public tender offer rules. The preferred shares offered hereby are not shares with voting rights for purposes of this requirement.

Under Article 6.15.2.1.1 of Decree 2555 of 2010, any entity or group of entities ultimately representing the same beneficial owner, directly or through one or more intermediaries, may only become the beneficial owner of more than 25.0% of the outstanding shares with voting rights of a company that is publicly-traded in Colombia by making a tender offer directed at all holders of such shares of that company, following the procedures established by the Superintendency of Finance.

Moreover, any beneficial owner of more than 25.0% of the outstanding shares with voting rights of a company who wants to acquire additional shares of the company representing more than 5.0% of the company’s outstanding shares with voting rights may only do so by making a tender offer directed at all holders of such company’s shares, following the procedures established by the Colombian central government.

These requirements do not need to be met in certain circumstances described in Article 6.15.2.1.2 of Decree 2555 of 2010, including: (1) if the purchase is approved by 100% of the holders of the outstanding shares of the company, (2) if the purchaser acquires the percentages indicated above through a offer in a privatization process, (3) if the company reacquires its own shares or (4) if the company issues voting shares.

Sales of publicly traded stock

Any transaction involving the sale of publicly traded stock of any Colombian company, including any sale of our preferred shares for the peso equivalent of 66,000 UVRs (approximately U.S.$6,600) or more must be effected through the Colombian Stock Exchange. At September 30, 2010 one UVR equals Ps 190.98 and 66,000 UVRs equal Ps 12,604,680.

Intervention powers of the Superintendency of Finance — bankruptcy considerations

Pursuant to the Colombian Banking Law, the Superintendency of Finance has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure.

The Superintendency of Finance may intervene in a bank’s business (1) prior to the liquidation of the bank, by taking precautionary measures in order to prevent the bank from being taken over by the Superintendency of Finance, or (2) to take possession of the bank to either administer the bank or order its liquidation, depending on the severity of the situation.

The purpose of taking possession is to allow the Superintendency of Finance to decide (1) whether the entity should be liquidated, (2) whether it is possible to place it in a position to continue doing business in the ordinary course, or (3) whether other measures may be adopted to secure better conditions so that depositors, creditors and investors may obtain the full or partial payment of their credits.

If the Superintendency of Finance takes possession of a bank, FOGAFIN must appoint a special agent (who must be accepted by the Superintendency of Finance) to administer the affairs of the bank during such process and until the bank is ordered to be liquidated or the entity is reestablished to continue doing business in the ordinary course.

During the period of the Superintendency of Finance’s possession (which period ends when the liquidation process begins), Colombian banking laws prevent any creditor of the bank from (1) initiating any procedure for the collection of any amount owed by the bank, (2) enforcing any judicial decision rendered against the bank to secure payment of any of its obligations, (3) placing a lien or attachment on any of the assets of the bank to secure payment of any of its obligations, or (4) making any payment, advance or compensation or assuming any obligation on behalf of the bank, with the funds or assets that may belong to it and are held by third parties, except for payments that are made by way of set-off between regulated entities of the Colombian financial and insurance systems.

In the event that the bank is liquidated, the Superintendency of Finance must, among other measures, provide that all term obligations of the bank are due and payable at the date when the order to liquidate becomes effective.

Troubled financial institutions — deposit insurance

Subject to specific limitations, FOGAFIN is authorized to provide equity and/or secured loans to troubled financial institutions, and to insure deposits of commercial banks and certain other financial institutions. In 1998 and 1999, to address the adverse effects of the economic crisis, certain regulations were adopted, among others, Law 546 of 1999 (Ley de Vivienda) and Law 550 of 1999 (Ley de Reactivación Económica).

To protect the customers of commercial banks and certain financial institutions, Resolution No. 1 of 1988 of FOGAFIN, as recently amended by Resolution No. 1 of 2010, requires mandatory deposit insurance. Under this resolution, banks must pay an annual premium of 0.3% of total funds received on savings accounts, checking accounts and certificates of deposit. If a bank is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with such bank, up to a maximum of Ps 20 million, regardless of the number of accounts held.

Anti-money laundering provisions

The regulatory framework to prevent and control money laundering is contained in, among others, Decree 663 of 1993 and Circulars 26 of 2008 and 19 of 2010 issued by the Superintendency of Finance, as well as Law 599 of 2000 (the Colombian Criminal Code).

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering, or FATF. Colombia, as a member of the GAFI-SUD (a FATF style regional body) follows all of FATF’s 40 recommendations and eight special recommendations.

Anti-money laundering provisions have been complemented with provisions aimed at deterring terrorism financing. For that purpose, by means of Circular 26 of 2008, the Superintendency of Finance has issued regulations requiring the implementation by financial institutions of a system of controls for money laundering and terrorism financing.

The requirements include “know your customer” rules and procedures to protect financial institutions from being used directly by shareholders and executives in money laundering activities, for channeling funds for terrorist activities, or for the concealment of assets from such activities; those rules and procedures set forth detailed instructions for monitoring these risks.

Circular 60 of 2008, issued by the Superintendency of Finance and applicable to issuers of securities in the capital markets, provides rules and guidelines regarding the prevention of money laundering and terrorism financing.

Finally, the Colombian Criminal Code introduced criminal rules and regulations to prevent, control, detect, eliminate and prosecute all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.

Regulatory framework for non-financial subsidiaries

All of Grupo Aval’s Colombian subsidiaries listed in note 1 to our consolidated audited financial statements that are not part of the financial sector are governed by the laws and regulations of the Colombian Civil Code and the Colombian Code of Commerce, as well as any regulations issued by the Colombian Superintendency of Industry and Commerce and the Superintendency of Corporations or any other type of special regulations that may be applicable to the commercial and industrial activities carried out by these subsidiaries.

Service of process and enforcement of judgments

We are incorporated under the laws of Colombia. All of our directors and officers reside outside the United States. Substantially all of our assets are located outside the United States, primarily in Colombia. As a result, it may not be possible, or it may be difficult, for you to effect service of process upon us or these other persons within the United States or to enforce judgments obtained in U.S. courts against us or them, including those predicated upon the civil liability provisions of the U.S. federal securities laws.

Colombian courts will determine whether to enforce a U.S. judgment predicated on the U.S. securities laws through a procedural system known under Colombian law as “exequatur.” Colombian courts will enforce a foreign judgment, without reconsideration of the merits, only if the judgment satisfies the requirements of Articles 693 and 694 of Colombia’s Code of Civil Procedure, which provide that the foreign judgment will be enforced if:

•
a treaty exists between Colombia and the country where the judgment was granted or there is reciprocity in the recognition of foreign judgments between the courts of the relevant jurisdiction and the courts of Colombia;

•
the foreign judgment does not relate to “in rem” rights vested in assets that were located in Colombia at the time the suit was filed and does not contravene or conflict with Colombian laws relating to public order other than those governing judicial procedures;

•
the foreign judgment, in accordance with the laws of the country in which it was obtained, is final and not subject to appeal, and a duly certified and authenticated copy of the judgment has been presented to a competent court in Colombia;

•	the foreign judgment does not refer to any matter upon which Colombian courts have exclusive jurisdiction;

•
no proceeding is pending in Colombia with respect to the same cause of action, and no final judgment has been awarded in any proceeding in Colombia on the same subject matter and between the same parties; and

•
in the proceeding commenced in the foreign court that issued the judgment, the defendant was served in accordance with the law of such jurisdiction and in a manner reasonably designed to give the defendant an opportunity to defend itself against the action.

The United States and Colombia do not have a bilateral treaty providing for automatic reciprocal recognition and enforcement of judgments in civil and commercial matters. The Colombian Supreme Court has generally accepted that reciprocity exists when it has been proven that either a U.S. court has enforced a Colombian judgment or that a U.S. court would enforce a foreign judgment, including a judgment issued by a Colombian court. However, such enforceability decisions are considered by Colombian courts on a case-by-case basis.

Notwithstanding the foregoing, we cannot assure you that a Colombian court would enforce a U.S.-based judgment with respect to the preferred shares based on U.S. securities laws. We have been advised by our Colombian counsel that there is no legal basis for original actions to be brought against us or our directors and executive officers in a Colombian court predicated solely upon the provisions of the U.S. securities laws. In addition, certain remedies available under provisions of the U.S. securities laws may not be admitted or enforced by Colombian courts.

Grupo Aval’s articles of incorporation and by-laws contain an arbitration clause that provides for the exclusive jurisdiction of an arbitral tribunal to be seated at the Bogotá Chamber of Commerce. The arbitration provision provides that any conflict arising among shareholders, or between shareholders and Grupo Aval in connection with the by-laws must be resolved by an arbitral tribunal.

C.           Organizational structure

We conduct our operations through our four banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), our pension and severance fund manager (Porvenir) and our merchant bank (Corficolombiana). The following chart presents our ownership structure of our principal subsidiaries following the acquisition of BAC Credomatic on December 9, 2010.

Source: Company data at January 7, 2011.

(1)
Corficolombiana holds an additional 4.0% beneficial interest in Banco de Occidente, due to the merger of Leasing de Occidente into Banco de Occidente in June 2010. 70% of these shares are expected to be sold by December 31, 2011 and the remaining 30% of the shares are expected to be sold by December 31, 2012, in open-market transactions through the Colombian Stock Exchange.

(2)
Banco Popular is currently controlled by Grupo Aval through a shareholders agreement with Rendifín S.A., a company beneficially owned by Mr. Sarmiento Angulo. On January 31, 2011, we entered into an agreement with Rendifin S.A. to acquire 43.5% of Banco Popular’s outstanding shares held by Rendifin S.A. in exchange for 2,073,115,004 of our preferred shares. In addition, in 2011, we expect to enter into agreements to acquire from other companies beneficially owned by Mr. Sarmiento Angulo up to 19.6% of Banco Popular’s outstanding shares and therefore increase our direct ownership in Banco Popular to 93.8%. See “Item 7. Major shareholders and related party transactions—B. Related party transactions—Other transactions with Mr. Sarmiento Angulo and his affiliates—Banco Popular—Banco Popular share ownership reorganization,” and “—B. Business overview—Banco Popular—History.”

(3)
Porvenir and Corficolombiana are subsidiaries of Banco de Bogotá, whose financial data is consolidated into Banco de Bogotá’s results. Ownership percentages shown include direct and indirect participations.

(4)	This acquisition was completed on December 9, 2010, and, consequently, BAC Credomatic data is not included in Banco de Bogotá’s results that are presented in this registration statement.

We own 65.3% of the share capital of Banco Bogotá, 68.0% of Banco de Occidente, 30.7% of Banco Popular, 79.9% of Banco AV Villas, 100.0% of Porvenir (20.0% directly and the remainder indirectly through our banks) and 56.4% of Corficolombiana indirectly through our banks. Through a shareholders’ agreement with Rendifín S.A. (successor to Popular Investments S.A. and beneficially owned by Mr. Sarmiento Angulo), we control all aspects of Banco Popular. In addition to his interest in Grupo Aval, Mr. Sarmiento Angulo beneficially owns 7.5% of Banco de Bogotá, 13.1% of Banco de Occidente, 63.5% of Banco Popular and 15.3% of Banco AV Villas. Each of our banks and Corficolombiana are publicly-traded on the Colombian Stock Exchange and the remaining shares in these companies are held by minority shareholders.

We believe that each of our banking subsidiaries, as well as Porvenir and Corficolombiana has an excellent reputation in the market within their individual sectors. Each of our banks and Corficolombiana are publicly-traded on the Colombian Stock Exchange, and the remaining shares in these companies that are not beneficially owned by Mr. Sarmiento Angulo are held by minority shareholders.

D.           Property, plant and equipment

Properties

Grupo Aval does not directly own any properties. We have listed below the property holdings of each of our banking subsidiaries, Porvenir and Corficolombiana at September 30, 2010. All our subsidiaries own properties for corporate purposes only.

	Value of properties
	Number of properties	Book value	Reappraisal	Total
	(Ps billions)
Banco de Bogotá	437	145.0	522.7	667.7
Banco de Occidente	170	111.2	199.2	310.4
Banco Popular	164	52.1	228.6	280.7
Banco AV Villas	135	84.3	139.6	223.9
Corficolombiana	112	5.7	23.4	29.1
Porvenir	135	38.4	13.6	52.0
Total	1,153	436.7	1,127.1	1,563.8

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements at September 30, 2010 and December 31, 2009 and for the nine-month periods ended September 30, 2010 and 2009, and the related notes, our audited consolidated financial statements at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, and the related notes thereto, and with the other financial information included in this registration statement. The preparation of the financial statements required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under “Forward-looking statements” and “Item 3. Key Information—D. Risk factors” and other factors discussed in this registration statement. Our unaudited consolidated financial statements at September 30, 2010 and 2009 and for the nine-month period ended September 30, 2010 and December 31, 2009, and our audited consolidated financial statements at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008, and 2007 included in this registration statement have been prepared in accordance with Colombian Banking GAAP.

Overview

Grupo Aval is Colombia’s largest and most profitable banking group. We are Colombia’s largest banking group based on total assets, and the most profitable based on return on average shareholders’ equity, or ROAE, in each case at and for the nine-month period ended September 30, 2010 and at and for the years ended December 31, 2009 and 2008. Grupo Aval provides a comprehensive range of financial services and products across the Colombian market, ranging from traditional banking services, such as loans and deposits, to pension and severance fund management.

Grupo Aval currently consists of four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), as well as the largest pension and severance fund manager in Colombia

(Porvenir) and the largest merchant bank in Colombia (Corficolombiana), each of which we control and consolidate into our results. Following our acquisition of BAC Credomatic on December 9, 2010, Grupo Aval became one of the leading banking groups in the Central American market.

We have the largest banking network in Colombia, with 1,185 branches and 2,368 automated teller machines, or ATMs, at June 30, 2010. Customers of any of our banks may access Grupo Aval’s other bank branches to carry out basic banking transactions throughout our Red de Grupo Aval (Grupo Aval network).

Under our multi-brand strategy, each of our banks focuses on particular types of customers, geographic regions and products. Our banks are encouraged to compete among themselves and with other market participants, while remaining subject to group-level oversight and direction. We believe that this strategy has contributed to our strong financial performance and allowed us to provide an integrated service network to our customers. Underlying Grupo Aval’s competitive strengths are group-level policies focused on comprehensive risk management, convergence of technologies and cost controls that we believe promote best practices, realization of synergies and efficiency across our subsidiaries.

BAC Credomatic acquisition

On July 15, 2010, we entered into a stock purchase agreement with GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation (collectively, GE Capital), to acquire all of the outstanding shares of BAC Credomatic GECF Inc., a company incorporated under the laws of the British Virgin Islands, for U.S.$1.92 billion, subject to certain adjustments. We completed the acquisition on December 9, 2010. See “Item 4. Information on the Company—B. Business overview—BAC Credomatic acquisition.”

We believe the BAC Credomatic acquisition provides us with a leading Central American presence with operations that are complementary to our businesses and with the opportunity to enter primarily the consumer and credit card banking businesses in this region. BAC Credomatic is a leading Central American banking group with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. BAC Credomatic maintains a card-issuing operation in Mexico (representing 3.3% and 3.6% of BAC Credomatic’s total card portfolio at December 31, 2009 and June 30, 2010, respectively), a small merchant and card processing center in the State of Florida and offshore subsidiaries in the Bahamas and the Cayman Islands. BAC Credomatic is one of the leading credit card issuance and merchant-acquiring franchises in Central America. BAC Credomatic’s credit card accounts represented 26.6% of total credit card accounts in Central America (calculated based on BAC Credomatic data and information published by Euromonitor International) at December 31, 2009.

Through a network of 225 full-service branches, 40 in-store branches, 163 on-site branches and 1,102 ATMs at June 30, 2010, BAC Credomatic provides us with more than two million additional customers and access to a region with a population of more than 41 million at December 31, 2009, providing significant opportunity for growth in financial services. BAC Credomatic had an ROAE of 19.2% in 2010 (based on annualized net income for the six-month period ended June 30, 2010), and 18.8%, 28.4% and 28.2% in 2009, 2008 and 2007, respectively (excluding extraordinary gains in 2008 and 2007), and is the only network that processes all major credit card brands in the region. BAC Credomatic had deposits of U.S.$5.5 billion, gross loans of U.S.$5.1 billion and assets of U.S.$7.9 billion at June 30, 2010 and net income of U.S.$79.4 million for the six-month period ended June 30, 2010 and U.S.$149.3 million for the year ended December 31, 2009 BAC Credomatic shareholders’ equity was U.S.$848.5 million, and its solvency ratio was 12.4%, in each case, at June 30, 2010.

While our primary focus will continue to be the Colombian market, our BAC Credomatic acquisition extends our franchise to an important contiguous economic region. We believe that BAC Credomatic will generate additional growth opportunities, increase our profitability and create value for our shareholders. Under U.S. GAAP, BAC Credomatic would have represented the equivalent of 18.8% of our assets at June 30, 2010.

We intend to operate BAC Credomatic as a separate subsidiary that we will consolidate with Banco de Bogotá, which already oversees significant businesses run by the management teams in our group, including Corficolombiana and Porvenir. As with our approach in our domestic acquisitions to date, we intend to retain BAC Credomatic’s current senior management, who have worked for an average of 15 years at BAC Credomatic and most of whom pre-date GE Capital’s 2005 investment in BAC Credomatic. BAC Credomatic’s management has played a major role in building BAC Credomatic’s current operations and has a proven track record of working under a management model similar to that of Grupo Aval. We plan to provide strategic direction to BAC Credomatic and work with its management to share best practices and guidelines and further develop particular areas for growth.

Pending Banco Popular share ownership reorganization

As of the date of this registration statement, Grupo Aval directly owns 2,368,686,432 shares (or 30.7%) of the share capital of Banco Popular, while Rendifin S.A., Popular Securities S.A. and Inversiones Escorial S.A. (together, the Banco Popular Shareholders) own 4,872,610,306 (or 63.07%) of the share capital of Banco Popular. Mr. Sarmiento Angulo beneficially owns the Banco Popular Shareholders and has the long-term objective of consolidating ownership in Grupo Aval’s banks at the Grupo Aval level. On January 31, 2011 we entered into an agreement with Rendifin S.A. to acquire 43.5% of Banco Popular’s outstanding shares held by Rendifin S.A. in exchange for 2,073,115,004 of our preferred shares. In addition, in 2011, we expect to enter into agreements to acquire from other companies beneficially owned by Mr. Sarmiento Angulo up to 19.6% of Banco Popular’s outstanding shares and therefore increase our direct ownership in Banco Popular to 93.8%. See “Item 7. Major shareholders and related party transactions—B. Related party transactions—Other transactions with Mr. Sarmiento Angulo and his affiliates—Banco Popular—Banco Popular share ownership reorganization.”

Colombian banking system during global economic and financial crisis

Following the bankruptcy of Lehman Brothers in September 2008, international financial markets faced extraordinary levels of volatility. Colombia’s financial system was comparatively less vulnerable to the effects of the global economic and financial crisis due to a combination of factors, including high capitalization ratios, lack of exposure to complex financial products such as credit default swaps and collateralized debt obligations, and a strong foundation of domestic deposits with little dependence on capital markets or external funding (approximately 3% of liabilities were denominated in foreign currency). Overall, the Colombian banking system benefited from these factors and from the Central Bank’s ability to adopt a countercyclical monetary policy. In the aftermath of the global crisis the system’s profitability measures remained stable.

Principal factors affecting our financial condition and results of operations

Colombian economic conditions. The Colombian economy has expanded in recent years, driven by strong growth in fundamental areas including capital investment, domestic consumption and exports. Colombian GDP grew at a CAGR of 4.6% in the five-year period from 2005 to 2009.

Because our operations are currently concentrated in Colombia, Grupo Aval’s results are linked to the country’s economic performance. After peaking at 7.5% in 2007, the pace of economic growth declined in 2008 and 2009, in large part due to the effects of the global economic and financial crisis. Annual GDP grew by 2.4% in 2008 and 0.4% in 2009, while the level of gross capital formation reached a peak of 27.3% of GDP in 2008 and dropped slightly to 25.8% of GDP in 2009. In response to the global economic environment and in order to stimulate growth in Colombia, the Central Bank loosened its monetary policy by cutting interest rates by 700 basis points between December 2008 and April 2010. Recently, economic activity in the country has shown signs of recovery. For example, in the first quarter of 2010, as compared to the first quarter of 2009, the economy expanded by 4.5%; in the second quarter of 2010, as compared to the second quarter of 2009, the economy expanded by 4.4%; and in the third quarter of 2010, as compared to the third quarter of 2009, the economy expanded by 3.6%, coupled with improved consumer confidence levels, especially since the last quarter of 2009. The Central Bank had projected GDP growth of 2% to 4% in 2010, but revised it upwards in July 2010 from 3.5% to 5.5%.

Interest rates. Since the implementation of an inflation-targeting regime in 1999, the Central Bank’s overnight lending rate has been reduced from 26.0% in 1999 to 6.0% at the end of 2005, and to 3.0% at December 31, 2010.

Between 2006 and the summer of 2008, the Central Bank increased the overnight lending rate by 400 basis points to 10% in the face of accelerated growth and a series of perceived supply shortages. The conservative monetary policy of the Central Bank during this period contributed to an increase in the fixed-term deposit rate (Depósitos a Término Fijo), or DTF, which reached a high of 10.33% in 2008, the first double-digit DTF rate in six years. The DTF is a benchmark interest rate that represents the financial system’s average rate for 90-day term deposits.

A significant portion of Grupo Aval’s assets is linked to the DTF; accordingly, changes in the DTF impact our net interest income. The average DTF was 7.94% during 2007, and 9.68% during 2008. With the loosening of monetary policy that began in late 2008, the DTF fell throughout 2009, reaching a low of 4.14% and an average of 6.33% during 2009, and a low of 3.39% and an average of 3.68% during 2010. With the improved inflation outlook for 2010 and 2011, it is expected that the DTF will remain at historically low levels during most of the first half of 2011.

Inflation. Lower interest rates and stability in terms of inflation generally lead to increased consumer confidence and increased consumer demand for credit. Central Bank independence, and the adoption of an inflation-targeting regime and a free-floating currency in 1999, have contributed to declining inflation rates and increased price stability in Colombia. However, an increase in levels of economic activity in Colombia, combined with typical inflationary pressures in an expanding economic cycle, which artificially inflated the price of basic food items, caused inflation to rise in 2007 and 2008, notwithstanding significant efforts by the Central Bank to control inflation. These efforts included increasing the intervention rate while maintaining reserve requirements, restrictions on foreign indebtedness and, as described above, increases in the overnight lending rate. Inflation rates reached 5.69% in 2007 and 7.67% in 2008, in excess of the Central Bank’s target rate.

In 2009, declines in commodity prices as a result of the global economic downturn and the slowdown in aggregate demand led to a significant downward adjustment in the inflation rate to 2.0%, the lowest rate in 50 years and well below the Central Bank’s target rate. The improved inflation picture at the end of 2009 and throughout 2010 has led to an improved outlook for inflation rates in 2011, making it more likely that Central Bank’s inflation targets will be met.

Credit volume. Credit volume in Colombia has grown since 2005, mainly driven by the above-mentioned factors, including lower inflation rates, decreasing interest rates and consistent economic growth. According to the Superintendency of Finance, year-over-year bank credit volume growth, based on gross loans reported by all credit institutions to the Superintendency of Finance, was 24.1% in 2007 and 18.6% in 2008. However, the sharp slowdown in economic activity due to the global economic and financial crisis resulted in a significant moderation of bank credit volume growth in 2009 to 2.5%. In 2010, the pace of bank credit volume growth has picked up gradually, along with a moderate recovery of economic activity and fueled by historic low interest rates. At the end of the third quarter of 2010, year-over-year bank credit volume growth was 13.9% (includes credit volume growth of four financing companies that merged with commercial banks during the previous 12 months). We believe that Colombia offers significant opportunities to expand our business due to the country’s strong economic fundamentals and low penetration rates of domestic credit to the private sector as a percentage of GDP for banking and other financial services and products of 34.2% as compared to 55.7% for Brazil, 97.7% for Chile and 24.8% for Peru in 2008.

In 2009, Colombia’s bank loans-to-GDP ratio was 26%. See “Item 4. Information on the Company—B. Business overview—Industry—Colombia—Credit volume.”

Reserve requirements. The Central Bank’s reserve requirements significantly affect our results of operations. The raising or lowering of these requirements directly impacts our banks’ results by increasing or decreasing the funds available for lending.

Colombian banks are required to maintain a determined level of reserves depending on the volume and mix of their deposits. These are reflected in the line item “cash and cash equivalents” on our balance sheet. During 2008, this level of cash reserves, referred to as the general minimum deposit requirement, was first increased by the Central Bank from 8.3% to 11.5% for checking and saving accounts and from 2.5% to 6.0% for time deposits. Near the end of 2008, it was decreased to 11.0% for checking and saving accounts and 4.5% for time deposits.

In May 2007, as a cautionary measure, the Central Bank forced banks to maintain, in addition to the general minimum deposit requirement, a marginal minimum deposit requirement of approximately 13% of total deposits that exceeded the level that each bank had at May 7, 2007. This marginal minimum deposit requirement (27% for current accounts, 12.5% for saving accounts and 5% for time deposits) was a temporary measure aimed at decreasing the level of liquidity in the market and was eliminated by the Central Bank in mid-2008. Reserve requirements have remained stable since late 2008, the Central Bank, however, has the power to modify these requirements.

Tax policies. Changes in Colombian tax policies can significantly affect our results of operations. According to the Ministry of Finance, the fiscal balance of the consolidated public sector improved from a deficit of 2.9% of GDP in 2001 to a deficit of 0.1% of GDP in 2008. At the Colombian central government level, the deficit fell from 5.8% in 2001 (primary deficit of 1.4% of GDP) to 2.6% of GDP in 2008 (primary surplus of 0.9% of GDP). As a result, net debt at the non-financial public sector decreased from 42.9% of GDP at December 31, 2001 to 31.9% of GDP at December 31, 2008. During the same period Central Government debt decreased from 42.7% to 36.4% of GDP. However, given the moderate scope for countercyclical fiscal policy during the downturn of 2009, the deficit of the consolidated public sector expanded to 2.8% of GDP and the deficit of the Central Government expanded to 4.4% of GDP.

The Colombian government expects fiscal deficits to remain high in 2010, but to fall moderately in 2011. In order to address weaknesses in fiscal accounts, the government is expected to enact a new structural fiscal regulatory regime, along with reforms on taxes and oil royalties. The fiscal regulatory regime would require an annual primary surplus of around 1% of GDP and annual savings from excess oil revenues, with the goal of reducing Central Government public debt to below 30% of GDP by 2020.

In the future, declines in tax revenues and increasing public debt and administrative expenses may make it difficult for the Central Government to balance the budget and may result in higher levels of taxation, which can significantly affect our results of operations or financial condition.

Critical accounting policies under Colombian Banking GAAP

Our principal accounting policies are described in note 2 to our audited consolidated financial statements included in this registration statement. The following discussion describes those policies, under Colombian Banking GAAP, that require the most significant management judgments and estimates. These accounting estimates require management to make assumptions about matters that are highly uncertain and affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In each case, if management had made other estimates, or if changes in these estimates occur from period to period, our results of operations and financial condition could be materially affected. For a discussion of critical accounting policies under U.S. GAAP, see “—Critical accounting policies under U.S. GAAP.”

Management bases its estimates and judgments on historical experience and on factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if actual experience differs from our assumptions or our assumptions change. Judgments or changes in assumptions are submitted to the audit and compliance committee of the board of directors and/or to our regulatory authorities and are disclosed in the notes to our consolidated financial statements.

Loan loss allowances and provisions. We perform qualitative and quantitative analyses to assign a risk category to individual assets, under the rules issued by the Superintendency of Finance. The qualitative loan analysis involves an evaluation of specific factors to determine potential deficiencies that may affect the borrower’s payment capacity. For the quantitative evaluation, we first determine whether the loan has become due and then classify the loan according to the number of days past due. The Superintendency of Finance requires our banks to maintain minimum allowance levels for each category of credit risk and each type of loan.

Commercial and consumer loans are provisioned according to models developed by the Superintendency of Finance, which take into consideration the number of days the credits are past due. The allowance for these loans calculated in these models is determined by considering the “expected loss.” The expected loss for these loans is determined by multiplying the exposure to default of the credit by its “probability of default” (likelihood of a borrower defaulting on an obligation within the next 12 months) and its “loss given default” (an estimate of the amount the Bank would expect to lose in the event a borrower defaults). Both the probability of default and the loss given default values are provided by the Superintendency of Finance depending on each category of credit risk and each type of loan. Furthermore, portfolios for which the Superintendency of Finance does not provide a standard model, specifically mortgage and microcredit loans, have a general allowance equal to 1.0% of the gross portfolio value in addition to specific provisions mandated according to the individual loans’ risk category.

We consider the accounting estimates used in this evaluation to be part of our critical accounting policies because (1) we make qualitative judgments and assumptions regarding the quality of our loan portfolio to determine allowances and provisions; (2) our methods are dependent on the existence and magnitude of certain factors, which do not necessarily indicate future losses; and (3) we apply a discount percentage to each loan (based on its assigned risk category) that may not accurately reflect the future probability of loss.

Contingent liabilities. Contingent liabilities arise from the normal conduct of our business activities and include liabilities for judicial, regulatory and arbitration proceedings, and tax and other claims. We record contingent liabilities, pursuant to Article 52 of Decree 2649 of 1993, to cover certain of our liabilities including those pertaining to damage claims from third parties based on professional responsibility, torts, labor law, breach of contract and others for which the contingency for loss is probable and its value can be reasonably quantified.

Article 52 establishes that provisions should be recorded to cover estimated liabilities and contingencies of probable losses and to decrease the restated value of assets when necessary, as required in accordance with accounting standards. The provisions must be justifiable, quantifiable and reliable. A contingency is a condition, situation or set of circumstances that exist, which involve questions regarding a potential gain or loss by an economic entity, and which will be resolved when one or more future events occur or fail to occur.

Lawyers and actuaries assist us and our banks in evaluating probabilities and estimating amounts which are recorded and updated at the end of each period.

We consider the estimates used in assessing contingent liabilities to be part of our critical accounting policies because of the high level of judgment that is necessary to assess the probability of their occurrence. Our judgment may not necessarily coincide with the outcome of the proceedings.

Pension plans. Under Decree 2984 of 2009, we are required to bring our non-contributory defined benefit pension plans from an underfunded to a funded status by 2023 according to the actuarial calculation, by crediting reserves created for this specific purpose. At December 31, 2009, the underfunded level totaled Ps 14.3 billion (Banco de Bogotá amounted for Ps 4.2 billion and Banco Popular to Ps 10.1 billion). From that year on, the plans must be kept fully funded. Under Grupo Aval’s non-contributory defined benefit pension plan, benefits are based on length of service and level of compensation.

We consider the accounting estimates related to our and our subsidiaries’ pension plans to be part of our critical accounting policies as the amounts contributed to the plans involve certain assumptions and determinations made by our actuaries relating to, among others, adjustments to pensions and salaries, variations to the employee base and the employees’ partners, and discount rates for the pension liability adjustments. Key assumptions include weighted averages of past inflation rates, mortality rates, and average rates of return of certificates of deposit. Most of these parameters are provided by Colombian regulations and governmental institutions.

Recognition and measurement of financial instruments at fair value. Under Colombian Banking GAAP, the fair value of a financial instrument is defined as the estimated amount at which the instrument could be exchanged in a current transaction between willing and independent parties.

Some of our assets are carried at fair value for Colombian Banking GAAP purposes, including equity and debt securities with quotations available or quoted prices for similar assets, aside from our merchant banking investments, derivatives, customers’ acceptances and short-term borrowings. The majority of our assets reported at fair value are based on quoted market prices, which provide the best indication of fair value, or quoted market prices for similar assets.

For our remaining assets, if quoted market prices or quoted market prices for similar assets are not available, we calculate their fair value by discounting the expected cash flows using market interest rates which take into account the credit quality and duration of the investment or by utilizing internally developed valuation techniques. In particular, management is involved in estimating future cash flows, based on variable terms of the instruments and the inherent credit risk, and in defining the applicable interest rate to discount those cash flows. Our fixed rate investments in this category are insignificant in value; however, we have material equity investments in this category, principally our equity investments through our merchant bank, Corficolombiana.

We consider the determination of fair value for such assets to be part of our critical accounting policies because of the high degree of judgment and assumptions involved in developing and applying valuation methodologies.

Goodwill recognized upon business combinations. We test goodwill recognized upon business combinations for impairment at least annually using a two-step process beginning with an estimation of the fair value of a reporting unit. First, we screen for potential impairment and, second, we measure the amount of impairment, if any. However, if certain criteria are met, the requirement to test goodwill for impairment annually may be satisfied without a remeasurement of the fair value of a reporting unit. Fair value is determined by management by reference to market value, if available, or by pricing models or with the assistance of a qualified evaluator. The latter two options require management to use estimates and make assumptions, which management consider reasonable and supportable in the existing market environment and commensurate with the risk profile of the valued assets. The valuation models used to determine the fair value of these companies and the intangibles are sensitive to changes in the assumptions. Adverse changes in any of these factors could lead us to record a goodwill or intangible impairment charge.

The Superintendency of Finance requires financial entities to calculate amortization of goodwill using the exponential method. Consistent with Colombian Banking GAAP we also perform impairment tests using the discounted cash flow methodology. The amortization of goodwill shown in our consolidated financial statements is the larger of these two amounts.

We consider goodwill amortization and impairment tests to be part of part of our critical accounting policies because of the considerable effect assumptions and estimates used in the analysis have on its results.

Recent Colombian Banking GAAP pronouncements

In 2009, the Colombian Superintendency of Finance published External Circular No. 035, titled “Individual allowances for loans losses,” effective April 1, 2010, for the purpose of enhancing risk management. According to the allowance methodology of External Circular No. 035, individual allowances are the sum of two components: contra-cyclical individual allowances (which reflect the possible changes in credit risk of debtors during a period of deteriorating loan quality) and pro-cyclical individual allowances (which reflect the actual credit risk of the debtor).

Since July 15, 2009, and pursuant to Law 1328 of 2009, known as the Financial Reform Law, banking institutions were authorized to perform leasing transactions. Consequently, Grupo Aval’s banks adopted the specific accounting regulations established by the Superintendency of Finance for this type of operation, which up until then only related to commercial finance companies. Prior to the implementation of Law 1328, our banks’ leasing operations were required to be conducted through subsidiaries.

On July 13, 2009, Law 1314 was signed by the President of Colombia. This law regulates the accounting, reporting and information assurance principles and standards that are generally accepted in Colombia and describes the procedure by which said principles and standards are to be issued by the oversight authorities. This law is generally expected to bring the currently generally accepted accounting principles in Colombia in line with International Financial Reporting Standards; however, changes to current regulations will only become effective, at the earliest, in 2012.

Accounting for derivatives is regulated by External Circular 25 of 2008, Resolution 1420 of 2008 and Circular 66 of 2009 issued by the Superintendency of Finance. Before January 1, 2010, derivatives were recorded as a net asset at fair value, for both positive or negative values. From January 1, 2010, derivatives with a positive fair value are recorded as an asset, while derivatives with a negative fair value are recorded as a liability. This change in the accounting for derivatives may affect forward, option, swap and futures contracts entered into by Grupo Aval’s banking subsidiaries.

For recent U.S. GAAP pronouncements, see “—Recent U.S. GAAP pronouncements.”

Results of operations

Sources of income

Grupo Aval generates revenue through several sources. Its main source of income is the net interest income that its banking subsidiaries earn by borrowing funds from customers at certain rates and lending them to customers at higher rates.

The company also derives income from trading activities as follows: (1) interest and dividends from investments in fixed income and equity securities; (2) investment gains from fixed income, equity and derivative positions; and (3) the spread on derivative transactions entered into by the company’s banking subsidiaries to hedge market risk exposure.

In addition, the company earns fee and commission income from the different banking and financial services its banking subsidiaries provide, including fiduciary activities, leasing services, payment and collection services, credit and debit cards, and insurance.

Grupo Aval also earns income from the activities of Porvenir, the largest pension and severance fund manager in Colombia, which derives its revenue mainly from customers’ fee based contributions for pension management, and Corficolombiana, our merchant bank, which generates revenues mainly from its equity and fixed income portfolios, as well as from gains on merchant banking investments, investment banking fees, and treasury operations. Porvenir and Corficolombiana are controlled by Grupo Aval’s banking subsidiaries.

Results of operations for nine-month period ended September 30, 2010 compared to nine-month period ended September 30, 2009

The following tables present our consolidated results of operations for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009, broken down among our four banking subsidiaries and adjusted to reflect intercompany eliminations and our contribution as the holding company.

	For the nine-month period ended September 30, 2010
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval and eliminations	Grupo Aval consolidated
	(in Ps billions)
Total interest income	2,238.2	1,066.0	946.2	511.2	0.0	4,761.7
Total interest expense	(651.4)	(354.3)	(242.0)	(107.1)	(55.6)	(1,410.4)
Net interest income	1,586.8	711.8	704.2	404.1	(55.6)	3,351.2
Total provisions, net	(298.5)	(177.5)	(59.9)	(80.2)	(0.0)	(616.2)
Total fees and other services income, net	797.6	139.0	100.7	104.5	(0.6)	1,141.2
Total other operating income	369.5	272.7	36.0	3.2	(157.2)	524.2
Total operating income	2,455.4	946.0	781.0	431.6	(213.5)	4,400.4
Total operating expenses	(1,205.8)	(568.2)	(423.3)	(294.3)	(20.4)	(2,512.0)
Net operating income	1,249.6	377.8	357.6	137.2	(233.8)	1,888.4
Total non-operating income (expense), net	50.4	16.2	49.8	7.5	13.6	137.5
Income before income tax expense and non-controlling interest	1,300.0	394.0	407.4	144.8	(220.3)	2,025.9
Income tax expense	(370.2)	(87.7)	(121.9)	(39.1)	(1.9)	(620.8)
Income before non-controlling interest	929.9	306.2	285.5	105.7	(222.2)	1,405.2
Non-controlling interest	(347.1)	(1.7)	(3.0)	(0.3)	(353.0)	(705.1)
Net income attributable to shareholders	582.8	304.5	282.5	105.4	(575.2)	700.1

	For the nine-month period ended September 30, 2009
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval and eliminations	Grupo Aval consolidated
	(in Ps billions)
Total interest income	2,825.5	1,400.2	1,095.3	556.6	(4.3)	5,873.4
Total interest expense	(1,051.6)	(586.7)	(421.8)	(172.4)	(56.1)	(2,288.6)
Net interest income	1,773.9	813.6	673.5	384.2	(60.3)	3,584.8
Total provisions, net	(256.6)	(210.6)	(81.1)	(119.9)	0.0	(668.2)
Total fees and other services income, net	762.4	161.6	111.9	108.0	(1.0)	1,143.0
Total other operating income	421.9	236.2	23.1	3.7	(127.6)	557.3
Total operating income	2,701.6	1,000.7	727.5	376.0	(188.9)	4,616.9
Total operating expenses	(1,178.8)	(570.5)	(394.8)	(276.7)	(20.3)	(2,441.0)
Net operating income	1,522.8	430.2	332.7	99.4	(209.2)	2,175.8
Total non-operating income (expense), net	80.6	12.5	(9.1)	9.8	2.0	95.8
Income before tax expense and non-controlling interest	1,603.4	442.8	323.6	109.1	(207.3)	2,271.6
Income tax expense	(374.2)	(113.8)	(96.9)	(32.0)	(1.1)	(617.9)
Income before non-controlling interest	1,229.2	329.0	226.7	77.2	(208.3)	1,653.7
Non-controlling interest	(502.3)	(30.9)	(1.2)	(0.4)	(325.8)	(860.6)
Net income attributable to shareholders	726.9	298.1	225.5	76.8	(534.1)	793.1

	Grupo Aval
	Change, September 2010 vs. September 2009
	(in Ps billions)%

Total interest income	(1,111.7)	(18.9)
Total interest expense	(878.1)	(38.4)
Net interest income	(233.6)	(6.5)
Total provisions, net	(52.0)	(7.8)
Total fees and other services income, net	(1.8)	(0.2)
Total other operating income	(33.1)	(5.9)
Total operating income	(216.5)	(4.7)
Total operating expenses	71.0	2.9
Net operating income	(287.4)	(13.2)
Total non-operating income (expense), net	41.8	43.6
Income before income tax expense and non-controlling interest	(245.7)	(10.8)
Income tax expense	2.9	0.5
Income before non-controlling interest	(248.6)	(15.0)
Non-controlling interest	(155.6)	(18.1)
Net income attributable to shareholders	(93.0)	(11.7)

“Grupo Aval and eliminations” comprises our unconsolidated results at the holding company level and intercompany consolidation eliminations. The principal components are the following:

•	interest expense, which primarily reflects the cost of the bonds we have issued in the Colombian market at the holding company level;

•	total other operating income, which reflects the elimination of intercompany dividends;

•	total operating expenses, which reflect expenses at the holding company level, net of eliminations of intercompany operating expenses; and

•	non-controlling interest, net of applicable intercompany consolidation eliminations.

Grupo Aval

Overview

Our net income attributable to our shareholders decreased by 11.7% from Ps 793.1 billion to Ps 700.1 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. The most important driver of this decrease in net income was the decline in total interest income, due to the overall declining interest rate environment in Colombia, which was only partially offset by a decrease in total interest expense. The slight 2.9% increase in operating expense, due principally to higher administrative and other expenses and salaries and employee benefits, was consistent with the organic growth of the business. As a result of these factors, our efficiency ratio (which we calculate as total operating expenses minus depreciation and amortization, divided by total operating income plus net provisions) deteriorated from 42.6% for the nine-month period ended September 30, 2009 to 46.4% for the nine-month period ended September 30, 2010.

The following discussion describes the principal drivers of our consolidated results of operations for the nine-month period ended September 30, 2010 and for the nine-month period ended September 30, 2009. Further detail is provided in the discussions of the results of operations of each of our banking subsidiaries, Porvenir and Corficolombiana.

Net interest income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Interest income:
Interest on loans	3,373.5	4,207.1	(833.5)	(19.8)
Interest on investment securities	1,034.4	1,201.3	(166.9)	(13.9)
Interbank and overnight funds	83.0	123.1	(40.1)	(32.6)
Financial leases	270.7	341.8	(71.2)	(20.8)
Total interest income	4,761.7	5,873.4	(1,111.7)	(18.9)
Interest expense:
Checking accounts	(22.1)	(43.9)	(21.8)	(49.7)
Time deposits	(517.9)	(995.3)	(477.5)	(48.0)
Saving deposits	(474.8)	(723.1)	(248.3)	(34.3)
Total interest expense on deposits	(1,014.8)	(1,762.4)	(747.6)	(42.4)
Borrowings from banks and others	(114.6)	(239.3)	(124.7)	(52.1)
Interbank and overnight funds (expenses)	(77.3)	(88.4)	(11.1)	(12.5)
Long-term debt (bonds)	(203.8)	(198.5)	5.3	2.7
Total interest expense	(1,410.4)	(2,288.6)	(878.1)	(38.4)
Net interest income	3,351.2	3,584.8	(233.6)	(6.5)

Our net interest income decreased by 6.5% to Ps 3,351.2 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009, primarily due to a Ps 904.7 billion decrease in interest income on loans and financial leases and a Ps 166.9 billion decline in interest income on investment securities, partially offset by a Ps 878.1 billion decrease in total interest expense.

Average interest-earning assets grew slightly faster than average interest-bearing liabilities, which resulted in the ratio of average interest-earning assets to average interest-bearing liabilities increasing from 1.15 for the nine-month period ended September 30, 2009 to 1.19 for the nine-month period ended September 30, 2010. The increase in this ratio reflects the 16.7% growth of our total assets to Ps 79,044.0 billion at September 30, 2010 as compared to Ps 67,707.6 billion at September 30, 2009. However, the spread between the yield earned on our interest-earning assets and the interest rate paid on our interest-bearing liabilities decreased by 134 basis points, from 8.1% for the nine-month period ended September 30, 2009 to 6.7% for the nine-month period ended September 30, 2010, which was primarily due to a decrease in yield from our loans and financial leases. The spread between the yield earned on loans and financial leases and the cost of interest-bearing liabilities decreased by 93 basis points to 8.0% for the nine-month period ended September 30, 2010 because our loans and financial leases, especially our commercial loans, repriced faster than our liabilities in a decreasing interest rate environment. The deterioration of the spread between interest-earning assets and interest-bearing liabilities also resulted from a decrease in the yield of our investment securities portfolio, due primarily to the fact that Corficolombiana’s investment portfolio generated higher returns in the nine-month period ended September 30, 2009 (for further explanation see September 2010–2009 Corficolombiana discussion). The decrease in income from the reduction of the spread between the yield earned on our interest-earning assets and the interest rate paid on our interest-bearing liabilities was only partially offset by the increase in income resulting from the growth in the ratio of average interest-earning assets to average interest-bearing liabilities, and as a result, our net interest income decreased for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009.

The primary driver of the decrease in net interest income was a Ps 904.7 billion, or 19.9%, decrease in interest income from loans and financial leases, primarily due to a decline in average yield, partly offset by an increase in average balances. Average yields for loan and financial leases decreased from 15.5% for the nine-month period ended September 30, 2009 to 11.6% for the nine-month period ended September 30, 2010. This reduction in yield was consistent with the 322 basis point decline in the average DTF rate (from 6.97% for the nine-month period ended September 30, 2009 to 3.75% for the nine-month period ended September 30, 2010, representing a 46.2% decrease). The DTF rate is the 90-day time deposit benchmark interest rate in Colombia and the rate most commonly used by banks to index the majority of their domestic interest-earning assets (excluding investment securities) and their deposits. However, the results of our subsidiary banks for the first nine months of 2010 indicate that the decrease in yield from loans and financial leases was not uniform across all loan types, with the percentage decrease in the yield from commercial loans being considerably higher than that for consumer loans. While commercial loans and interest-bearing liabilities are mainly indexed to the DTF, consumer loans are usually indexed to industry averages and are set at rates close to the Tasa Usura (the legal limit for all loans other than microcredit loans). For the nine-month period ended September 30 2010, the average Tasa Usura was approximately 23.2%, compared to an average Tasa Usura for the nine-month period ended September 30, 2009 of approximately 29.7%, which represented a 21.9% decrease in the average Tasa Usura for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. This decrease was less than the decrease in commercial loan yield, which much more closely resembled the 46.2% decrease in the average DTF rate. This rate dynamic is typical, as the Tasa Usura tends to exhibit a lag and is initially less sensitive to increases / decreases in general interest rates. Ultimately, the decline of the average interest rate on loans and financial leases generated a Ps 1,132.6 billion decrease in interest income on a period-over-period basis. This decrease was partially offset by a 14.3% growth of the average balance of our loan and financial lease portfolio to Ps 61,259.5 billion, primarily due to the growth of commercial loans, and was responsible for producing a Ps 227.9 billion increase in interest income. See “Item 4. Information on the Company—B. Business overview—Selected statistical data.”

A Ps 166.9 billion decrease in interest income from investment securities also contributed to the decline in net interest income. Under Colombian Banking GAAP, interest income from investment securities includes accrued interest on debt instruments, valuation adjustments and gains (losses) realized on debt and equity securities that are accounted for as “available for sale,” gains (losses) on repurchase transactions (i.e., repos), gains (losses) realized on the sale of debt securities, and mark-to-market gains (losses) on trading securities portfolio.

Our fixed income portfolio, which yielded Ps 668.0 billion of income, accounted for 64.6% of our earnings on investment securities for the nine-month period ended September 30, 2010. These fixed income earnings were 6.6%, or Ps 46.8 billion, less than the fixed income earnings generated in the first nine months of 2009, reflecting that in the first nine months of 2009 interest rates declined significantly and at a steady pace, while in the first nine months of 2010 interest rates were more volatile and ultimately declined less. During the nine-month period ended September 30, 2009, the interest rate on the Colombian Treasury Bond due in 2020, a benchmark for tracking the movement of fixed income rates, decreased by 172 basis points and closed the nine-month period ended September 30, 2009 at 8.91%. On the other hand, during the nine-month period ended September 30, 2010, the same benchmark index decreased by 129 basis points to 7.26%. Moreover, in January and February of 2010, this benchmark rate increased 61 basis points— at one point reaching 9.16%. This increase in rates proved particularly deleterious for Banco de Occidente, as 53.8% of its fixed income security investments were classified as “for trading” (compared to 29.8%, 12.4%, and 32.1% for Banco de Bogotá, Banco Popular and Banco AV Villas, respectively) at December 31, 2009 and thus the corresponding mark-to-market losses flowed to its income statement and reduced its income from investment securities. Following this increase in rates, a significant portion of each bank’s fixed income investments was reclassified as available for sale. At June 30, 2010 the percent of fixed income securities classified as “for trading” at each bank was 21.5%, 43.4%, 7.6%, and 25.2%, for Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, respectively (compared with 21.2%, 34.5%, 13.6%, and 28.9% for Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, respectively, at September 30, 2010). While this risk management action sought to provide greater insulation for the banks in case of a further increase in rates, it also resulted in less income being generated for the remainder of 2010 when rates once again began to decline.

Total interest income also decreased due to a decline in income generated by the equity securities portfolio, which yielded Ps 366.4 billion, or 35.4% of our income from investment securities. This income represented a 24.7%, or Ps 120.1 billion, decrease from the Ps 486.5 billion of income generated by the equity securities portfolio in the first nine months of 2009. Income from the equity securities portfolio was almost entirely driven by Banco de Bogotá and, more specifically, Corficolombiana. As further explained in the Corficolombiana September 2010-2009 discussion, this decrease resulted primarily from the realization of income related to the appreciation of Corficolombiana’s investments that was higher in the nine-month period ended September 30, 2009 as compared to the nine-month period ended September 30, 2010.

Partially offsetting the decrease in total interest income was a decrease in total interest expense, reflecting a 290 basis point decrease in the average interest rate paid on interest-bearing liabilities from 6.6% for the nine-month period ended September 30, 2009 to 3.7% for the nine-month period ended September 30, 2010. The reduction in funding costs was consistent with the aforementioned decrease in the average DTF rate. The decrease in interest expense was primarily due to the 356 basis point decline in the average interest rate paid on time deposits, from 7.9% for the nine-month period ended September 30, 2009 to 4.4% for the nine-month period ended September 30, 2010, and the 216 basis point decline in average interest rate on savings deposits, from 5.0% for the nine-month period ended September 30, 2009 to 2.8% for the nine-month period ended September 30, 2010. The decline in interest rates paid on interest-bearing liabilities resulted in a Ps 1,008.2 billion decrease in interest expense.

The decline in funding costs was partially offset by the 10.6% increase in the average balance of interest-bearing liabilities to Ps 51,451.6 billion. This growth was primarily a result of the 16.5% increase in the average balance of savings deposits to Ps 22,659.1 billion, the 94.9% increase in the average balance of interbank and overnight funds to Ps 3,738.7 billion, and the 56.4% increase in the average balance of long-term debt to Ps 4,018.1 billion. The increase in the average balance of interest-bearing liabilities was responsible for generating a Ps 130.0 billion increase in interest expense for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009.

Provisions

Our total net provisions decreased by 7.8% to Ps 616.2 billion for the nine-month period ended September 30, 2010. This decrease was primarily attributable to the 12.3% decrease of net provisions for loan and financial lease losses, accrued interest and other receivables to Ps 622.0 billion. The main component of this line item, net provisions for loans and financial leases, decreased by 3.9% to Ps 575.2 billion. The largest decrease in net provisions for loan and financial lease losses was recorded by Banco AV Villas, where provisions declined by Ps 33.4 billion or 25.4%. By contrast, Banco Popular’s net provisions for loan and financial lease losses increased slightly, rising by Ps 1.7 billion, or 2.4%.

The decrease in provisions for loan and financial lease losses reflected the improvement in the quality of our loan and financial lease portfolio, which was consistent with the recovery of the Colombian economy. According to DANE, in the first quarter of 2010, as compared to the first quarter of 2009, the economy expanded by 4.2%, while in the second quarter of 2010, as compared to the second quarter of 2009, the economy expanded by 4.5%. The Central Bank had originally projected GDP growth to be between 2% to 4% in 2010, but in July 2010, it revised its estimated range upward to between 3.5% and 5.5%.

Past due loans and financial leases decreased by 11.2% to Ps 1,481.8 billion at September 30, 2010 as compared to September 30, 2009, which resulted in an 84 basis point decrease in our delinquency ratio (calculated as the ratio of loans and financial leases at least 31 days past due to total gross loans and financial leases) from 4.0% at September 30, 2009 to 3.2% at September 30, 2010 (this indicator was at 3.61% at December 31, 2009). The decrease in past due loans and financial leases, by volume, was concentrated primarily in past due consumer loans, which decreased by 10.8% to Ps 573.9 billion (with its delinquency ratio declining from 5.8% to 4.6%) and past due commercial loans, which decreased by 8.6% to Ps 644.6 billion (with its delinquency ratio declining from 2.7% to 2.2%). Past due mortgage loans also decreased significantly, declining by 29.7% to Ps 98.7 billion (with the delinquency ratio declining from 15.9% to 11.1%).

At the subsidiary level, Banco de Bogotá maintained the lowest delinquency ratio (2.6% at September 30, 2010, as compared to 3.2% at September 30, 2009 and 2.9% at December 31, 2009), while Banco AV Villas continued to have the highest delinquency ratio (5.2% at September 30, 2010, as compared to 7.5% at September 30, 2009 and 5.5% at December 31, 2009). The delinquency ratio at Banco AV Villas reflects its exposure to mortgage and traditional consumer loans, which generally have higher delinquency ratios. At September 30, 2010, 15.6% of Banco AV Villas’ total gross loans were mortgage loans (compared to 0.3%, 0.1%, and 1.3% at Banco de Bogotá, Banco de Occidente, and Banco Popular, respectively), while 42.2% of its total gross loans were consumer loans (compared to 16.8% and 19.6% at Banco de Bogotá and Banco de Occidente, respectively). Although Banco Popular has a higher proportion of consumer loans, 99.7% of these loans are payroll loans (compared to an equivalent figure of approximately 40.0% for Banco AV Villas), which are of a much higher credit quality than traditional consumer loans.

Provisions for loans and financial lease losses decreased less than past due loans and financial leases primarily as a result of an increase in charge-offs, for which we record provisions of 100% before they are charged off. In the nine-month period ended September 30, 2010, charge-offs increased by 11.8% to Ps 416.7 billion. Despite the increase in charge-offs, our annualized charge-off to average loan ratio increased 6 basis points to 1.28%. For further information, see “Item 4. Information on the Company—B. Business overview—Selected statistical data—Movements in allowances for credit losses—Charge-offs.” The higher level of our net provisions for loan and financial lease losses relative to our charge-offs resulted in a 10.2% increase in our allowance for loan and financial lease losses to Ps 2,038.5 billion. The growth of our allowance for loan and financial lease losses, combined with the decrease in our past due loans, resulted in the increase of our coverage ratio, defined as our allowance for loan and financial lease losses to loans at least 31 days past due, from 110.8% at September 30, 2009 to 137.6% at September 30, 2010.

Net provisions for accrued interest and other receivables decreased by 61.6% to Ps 46.8 billion for the nine-month period ended September 30, 2010, which was primarily a result of the improvement in the Colombian economy described above and a change in provisioning requirements mandated by the Colombian Superintendency of Finance in 2009. Prior to June 30, 2009, when any of our institutions suspended the accrual of interest on interest-earning assets, the interest accrued was provisioned for based on the ratio calculated by the commercial and consumer reference models. See “Item 11—Quantitative and qualitative disclosures about risk—Risk management—Credit risk.” Effective as of July 1, 2009, the Superintendency of Finance required that financial institutions provision 100% of such accrued interest, which resulted in considerably higher provisioning for these accounts in the remainder of 2009. Following the initial increase in provisions to 100% of accrued interest and other receivables in 2009, our institutions were required to increase or decrease provisions based on marginal changes, and thus, the provision expense for the first nine months of 2010 decreased as compared to the provision expense for the first nine months of 2009.

Partially offsetting the decrease in net provisions for loans and financial leases and net provisions for accrued interest and other receivables was an increase in net provisions for foreclosed assets and other assets, which rose by Ps 49.4 billion to Ps 70.8 billion for the nine-month period ended September 30, 2010. The primary reason for this increase was a Ps 76.3 billion increase in gross provisions for foreclosed assets and other assets, stemming almost entirely from a provision established by Corficolombiana for its investment in Sociedad de Inversiones en Energia S.A. (SIE), for which it realized gains in the first nine months of 2010 (further explained in the September 2010–2009 Corficolombiana discussion). This was partially offset by a Ps 26.9 billion increase in the recovery of provisions for foreclosed assets and other assets which occurred in the third quarter of 2010, primarily resulting from the recovery of a portion of the aforementioned provision for SIE.

The recovery of charged-off assets increased by Ps 14.1 billion to Ps 76.6 billion, primarily as a result of higher charge-offs and a more effective recovery effort.

Total fees and other services income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	634.4	610.6	23.8	3.9
Branch network services	16.2	14.6	1.6	11.1
Credit card merchant fees	106.5	63.0	43.6	69.1
Checking fees	52.0	53.1	(1.1)	(2.0)
Warehouse services	106.6	115.5	(8.9)	(7.7)
Fiduciary activities	108.7	101.5	7.3	7.2
Pension plan administration	301.5	297.7	3.8	1.3
Other	66.0	89.8	(23.8)	(26.5)
Total fees and other services income	1,392.1	1,345.7	46.3	3.4
Fees and other services expenses	(250.9)	(202.7)	48.2	23.8
Total fees and other services income, net	1,141.2	1,143.0	(1.8)	(0.2)

Total net fees and other services income for the nine-month period ended September 30, 2010 decreased slightly by 0.2% to Ps 1,141.2 billion. Gross total fees and other services income increased by Ps 46.3 billion to Ps 1,392.1 billion, but fees and other services expenses increased by Ps 48.2 billion to Ps 250.9 billion. As explained in more detail in the September 2010-2009 Banco de Occidente discussion below, the increase in fees and other services expenses was due to a reclassification of certain accounts stemming from the fact that Banco de Occidente previously recorded credit card merchant fees net of expenses. This change is the primary reason for the increase in both credit card merchant fees and fees and other services expenses. A second reclassification, which is further explained in the September 2010-2009 Banco AV Villas discussion, is the primary reason for the increase in commissions from banking services and the decrease in “Other.” These reclassifications aside, warehouse services fees decreased by 7.7% to Ps 106.6 billion, which was primarily due to a decline in income from Banco de Bogotá’s warehouse subsidiary, Almacenes Generales de Déposito Almaviva, or Almaviva, resulting from a slight decrease in its main business lines. This was almost entirely offset by a 7.2% increase in fiduciary activity fees to Ps 108.7 billion, principally due to higher returns generated by Banco de Bogotá and Banco de Occidente’s fiduciary subsidiaries.

Other operating income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(43.2)	(191.0)	147.8	77.4
Gains on derivative operations, net	145.1	323.1	(178.0)	(55.1)
Gains on sales of investments in equity securities, net	24.1	2.4	21.7	887.9
Income from non-financial sector, net (1)	204.0	179.6	24.4	13.6
Dividend income	45.4	68.5	(23.1)	(33.7)
Other	148.7	174.6	(25.9)	(14.8)
Total other operating income	524.2	557.3	(33.1)	(5.9)

(1)
Income from non-financial sector reflects Corficolombiana’s (Banco de Bogotá’s subsidiary) operating results in its consolidated investments in companies not related to the financial sector such as Epiandes S.A., or Epiandes, Hoteles Estelar S.A., and Organización Pajonales S.A. among others. This result is net of the following operating and administrative expenses for the nine-month period ended September 30, 2010 and 2009: Ps 581,778 and Ps 408,860, respectively. For a description of these investments, see “Item 4. Information on the Company—B. Business overview—Corficolombiana—Equity investment portfolio.”

Total other operating income decreased by 5.9% to Ps 524.2 billion in the nine-month period ended September 30, 2010, primarily due to a 55.1% decrease in income from derivative operations to Ps 145.1 billion. In the ordinary course of business, we enter into forward contracts and other derivative transactions in foreign currency through our treasury department almost entirely for hedging purposes and on behalf of clients. Partially offsetting the decline in income from derivative operations was a 77.4% decrease in related net losses from foreign exchange operations to Ps 43.2 billion. The 14.8% decrease in “Other” income to Ps 148.7 billion is primarily attributable to the decrease in income generated by a few of Fidu-Bogotá’s, Banco de Bogotá’s fiduciary subsidiary, jointly-managed fiduciary contracts (further explained in the September 2010-2009 Banco de Bogotá discussion). Dividend income decreased by 33.7% to Ps 45.4 billion, principally reflecting an accounting convention regarding how dividend income for a few of Corficolombiana’s unconsolidated investments is recorded (see September 2010–2009 Corficolombiana discussion for further information).

Partially offsetting this decrease in total other operating income was a 13.6% increase in income from the non-financial sector to Ps 204.0 billion, primarily reflecting greater income generated by Corficolombiana’s investments in the non-financial sector (further explained in the September 2010-2009 Corficolombiana discussion). Moreover, the income from non-financial sector generated by the sale of investments in equity securities increased by Ps 21.7 billion to Ps 24.1 billion, which was principally due to Corficolombiana’s sale of its equity stake in Colombina S.A. (further explained in the September 2010-2009 Corficolombiana discussion).

Operating expenses

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Salaries and employee benefits	(915.6)	(883.3)	32.3	3.7
Bonus plan payments	(33.1)	(31.6)	1.5	4.6
Termination payments	(6.6)	(5.4)	1.2	22.5

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Administrative and other expenses	(1,275.5)	(1,235.1)	40.3	3.3
Deposit security, net	(95.9)	(94.5)	1.4	1.5
Charitable and other donation expenses	(3.1)	(1.6)	1.5	99.2
Depreciation	(157.2)	(154.2)	3.0	2.0
Goodwill amortization	(25.1)	(35.4)	(10.3)	(29.2)
Total operating expenses	(2,512.0)	(2,441.0)	71.0	2.9

Total operating expenses for the nine-month period ended September 30, 2010 increased by 2.9% to Ps 2,512.0 billion. This increase was primarily due to a 3.3% rise in administrative and other expenses to Ps 1,275.5 billion and a 3.7% increase in salaries and employee benefits to Ps 915.6 billion, which were in line with the organic growth of the business. Salaries customarily are increased on a yearly basis using the Consumer Price Index rate (Indice de Precios al Consumidor), or CPI, of the previous year (which was 2.0% in 2009) as a benchmark. On a per capita basis, salary and employee benefits increased by approximately 0.6%, which also reflects a slight increase in headcount (full-time, part-time, and outsourced, which grew by 3.0% from 36,542 at September 30, 2009 to 37,650 at September 30, 2010).

Because our total operating expenses before depreciation and amortization grew at 3.5%, while our operating income before provisions decreased by 5.1%, our efficiency ratio deteriorated in the first nine months of 2010 as compared to the first nine months of 2009, rising from 42.6% for the nine-month period ended September 30, 2009 to 46.4% for the nine-month period ended September 30, 2010. Despite that slight deterioration, our efficiency ratio remains one of the best in the financial industry in Colombia.

Non-operating income (expense)

Total net non-operating income (expense) for the nine-month period ended September 30, 2010 was Ps 137.5 billion, which represents a Ps 41.8 billion increase from total net non-operating income of Ps 95.8 billion for the nine-month period ended September 30, 2009. Although non-operating income decreased by Ps 14.2 billion in the first nine months of 2010 as compared to the first nine months of 2009, non-operating expense decreased by Ps 55.9 billion between these two periods. The decrease in total non-operating expense is primarily explained by a decline in this expense for Banco de Bogotá (further explained in the September 2010-2009 Banco de Bogotá discussion). Non-operating income increased at Banco Popular, due to the reversal of a portion of their provisions for employee pension plans and the recovery of charged-off loans from the Fondo Nacional de Garantias (further explained in the September 2010-2009 Banco Popular discussion).

Income tax expense

Income before income tax expense and non-controlling interest decreased 10.8% from Ps 2,271.6 billion for the nine-month period ended September 30, 2009 to Ps 2,025.9 billion for the nine-month period ended September 30, 2010. Income tax expense increased slightly by 0.5% to Ps 620.8 billion for the nine-month period ended September 30, 2010. Grupo Aval’s effective tax rate increased by 344 basis points to 30.6% from 27.2%. The effective tax rate was lower for the nine-month period ended September 30, 2009 primarily as a result of the higher income from investment securities, particularly the appreciation of equity securities from Corficolombiana, which is tax exempt under Colombian regulations. See “Item 4. Information on the Company—B. Business overview—Industry—Supervision and regulation.”

Non-controlling interest

Our non-controlling interest decreased by 18.1% to Ps 705.1 billion for the nine-month period ended September 30, 2010. This decrease was primarily due to the performance of Corficolombiana, of which our banking subsidiaries own 56.4% (funds managed by Porvenir own an additional 4.0% of Corficolombiana, which are not consolidated into Porvenir or us). In the nine-month period ended September 30, 2009, Corficolombiana represented a greater percentage of our consolidated net income before non-controlling interest as compared to our consolidated net income before non-controlling interest for the nine-month period ended September 30, 2010.

Results of operations for year ended December 31, 2009 compared to year ended December 31, 2008

The following tables present our 2009 and 2008 consolidated results of operations, broken down among our four banking subsidiaries and adjusted to reflect intercompany eliminations and our contribution as the holding company.

	Year ended December 31, 2009
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval and eliminations	Grupo Aval consolidated
	(in Ps billions)
Total interest income	3,614.1	1,821.7	1,453.1	789.1	2.1	7,680.0
Total interest expense	(1,297.1)	(732.0)	(514.2)	(217.0)	(93.7)	(2,854.0)
Net interest income	2,317.0	1,089.7	938.8	572.1	(91.6)	4,826.0
Total provisions, net	(347.8)	(257.3)	(94.5)	(188.0)	—	(887.6)
Total fees and other services income, net	1,075.6	216.6	143.2	143.3	4.7	1,583.5
Total other operating income	492.1	282.0	29.4	4.3	(123.6)	684.1
Total operating income	3,536.9	1,331.0	1,017.0	531.6	(210.5)	6,205.9
Total operating expenses	(1,585.3)	(764.7)	(536.5)	(377.8)	(28.1)	(3,292.4)
Net operating income	1,951.6	566.2	480.4	153.9	(238.6)	2,913.5
Total non-operating income (expense), net	78.0	12.8	(42.3)	12.6	6.6	67.7
Income before income tax expense and non-controlling interest	2,029.6	579.0	438.1	166.5	(232.0)	2,981.2
Income tax expense	(522.7)	(152.0)	(132.5)	(55.4)	(1.7)	(864.3)
Income before non-controlling interest	1,506.9	427.0	305.6	111.1	(233.7)	2,116.9
Non-controlling interest	(551.1)	(44.9)	(2.1)	(0.4)	(453.1)	(1,051.5)
Net income attributable to shareholders	955.8	382.1	303.6	110.7	(686.8)	1,065.4

	Year ended December 31, 2008
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval and eliminations	Grupo Aval consolidated
			(in Ps billions)
Total interest income	3,100.9	1,864.6	1,302.2	685.1	2.7	6,955.5
Total interest expense	(1,537.6)	(828.7)	(550.4)	(241.4)	(82.1)	(3,240.2)
Net interest income	1,563.4	1,035.9	751.8	443.7	(79.5)	3,715.3
Total provisions, net	(282.6)	(254.3)	(63.0)	(113.3)	(0.3)	(713.5)
Total fees and other services income, net	907.6	215.8	137.0	129.2	4.3	1,393.9
Total other operating income	451.4	232.0	32.9	3.6	(107.5)	612.5
Total operating income	2,639.8	1,229.4	858.6	463.3	(183.0)	5,008.2
Total operating expenses	(1,470.4)	(714.3)	(498.0)	(322.9)	(22.3)	(3,027.9)
Net operating income	1,169.4	515.1	360.6	140.4	(205.2)	1,980.3
Total non-operating income (expense), net	109.9	14.0	(7.0)	1.4	7.0	125.4

	Year ended December 31, 2008
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval and eliminations	Grupo Aval consolidated
			(in Ps billions)
Income before tax expense and non-controlling interest	1,279.4	529.1	353.7	141.8	(198.2)	2,105.8
Income tax expense	(392.5)	(142.0)	(98.8)	(38.9)	(5.2)	(677.3)
Income before non-controlling interest	886.8	387.2	254.9	102.9	(203.4)	1,428.4
Non-controlling interest	(237.7)	(38.6)	(2.4)	(0.2)	(392.3)	(671.3)
Net income attributable to shareholders	649.1	348.5	252.5	102.7	(595.7)	757.1

	Grupo Aval
	Change, 2009 vs. 2008
	(in Ps billions)%

Total interest income	724.5	10.4
Total interest expense	(386.1)	(11.9)
Net interest income	1,110.7	29.9
Total provisions, net	174.1	24.4
Total fees and other services income, net	189.6	13.6
Total other operating income	71.6	11.7
Total operating income	1,197.7	23.9
Total operating expenses	264.5	8.7
Net operating income	933.2	47.1
Total non-operating income (expense), net	(57.8)	(46.1)
Income before income tax expense and non-controlling interest	875.4	41.6
Income tax expense	187.0	27.6
Income before non-controlling interest	688.4	48.2
Non-controlling interest	380.2	56.6
Net income attributable to shareholders	308.3	40.7

Grupo Aval

Overview

Our net income attributable to our shareholders increased by 40.7% to Ps 1,065.4 billion in 2009. The most important driver of net income growth was the increase in net interest income, which rose primarily as a result of higher interest earned on our fixed income portfolio and the appreciation of both our fixed income and equity securities portfolios. Our 2009 results also benefited from increased total net fees and other services income, which grew primarily as a result of an increase in commissions from banking services, reflecting the growth in deposits, which are the main source of banking service fees. Total operating expenses increased principally as a result of higher administrative and other expenses and salaries and employee benefits, although our efficiency ratio improved from 49.0% in 2008 to 42.9% in 2009, reflecting a higher rate of growth in our operating income than in our operating expenses.

The following discussion describes the principal drivers of our consolidated results of operations in 2009 and 2008. Further detail is provided in the discussions of the results of operations in 2009 and 2008 of each of our banking subsidiaries, Porvenir and Corficolombiana.

Net interest income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Interest income:
Interest on loans	5,418.5	5,498.4	(79.9)	(1.5)
Interest on investment securities	1,676.9	784.0	892.9	113.9
Interbank and overnight funds	148.9	195.2	(46.3)	(23.7)
Financial leases	435.7	477.9	(42.2)	(8.8)
Total interest income	7,680.0	6,955.5	724.5	10.4
Interest expense:
Checking accounts	(53.2)	(48.8)	4.4	9.0
Time deposits	(1,219.0)	(1,205.0)	14.0	1.2
Saving deposits	(925.3)	(1,207.0)	(281.6)	(23.3)
Total interest expense on deposits	(2,197.5)	(2,460.8)	(263.3)	(10.7)
Borrowings from banks and others	(291.5)	(342.7)	(51.2)	(14.9)
Interbank and overnight funds (expenses)	(111.7)	(165.0)	(53.3)	(32.3)
Long-term debt (bonds)	(253.4)	(271.7)	(18.3)	(6.7)
Total interest expense	(2,854.0)	(3,240.2)	(386.1)	(11.9)
Net interest income	4,826.0	3,715.3	1,110.7	29.9

Our net interest income increased by Ps 1,110.7 billion in 2009 primarily due to a Ps 724.5 billion increase in total interest income and a Ps 386.1 billion decrease in total interest expense.

Average interest-earning assets grew at roughly the same pace as average interest-bearing liabilities, which resulted in the ratio of average interest-earning assets to average interest-bearing liabilities remaining basically unchanged, decreasing from 1.18 in 2008 to 1.16 in 2009. However, the spread between the yield earned on our interest-earning assets and the interest rate paid on our interest-bearing liabilities improved by 139 basis points, from 6.6% in 2008 to 8.0% in 2009, due to the unusually high return on our investment portfolio and because our liabilities repriced faster than our assets in a declining interest rate environment. The spread between the yield earned on loans and financial leases and the cost of interest-bearing liabilities increased by 13 basis points to 8.8% in 2009. The proportional increase in the balances of interest-earning assets and interest-bearing liabilities, combined with the improvement in the spread between the yield on interest-earning assets and the cost of funding, generated the increase in our net interest income for 2009.

The increase in interest income primarily reflects a Ps 892.9 billion increase in interest income from investment securities, primarily a product of a 467 basis point increase in their average yield. The fixed income portfolio generated Ps 1,146.4 billion of interest income from investment securities, accounting for 68.4% of the earnings on investment securities in 2009, while the equity securities portfolio generated the remaining Ps 530.6 billion, or 31.6%. Each of our banking subsidiaries increased their fixed-income earnings, which were primarily driven by the decreasing interest rate environment. In 2009, the interest rate on the Colombian Treasury Bond due in 2020 decreased by 216 basis points and closed the year at 8.5%, which was 66 basis points below the yearly average. Income from the equity securities portfolio was almost entirely driven by Banco de Bogotá and, more specifically, Corficolombiana. As further explained in the Corficolombiana 2009-2008 discussion, the appreciation of Corficolombiana’s investments produced a Ps 469.3 billion increase in income associated with our equity securities portfolio. We do not expect that this level of appreciation of the equity securities portfolio will be replicated future periods.

A decrease in interest income from loans and financial leases partially offset the increase in interest income attributable to investment securities. Interest income from loans and financial leases decreased by Ps 122.1 billion or 2.0%, primarily due to a decline in average yield, partly offset by an increase in average balances. Average yields for loan and financial leases decreased from 16.7% in 2008 to 14.9% in 2009. The reduction in yield was consistent with a 335 basis point decline in the average DTF rate. The decline of the average interest rate on loans and financial leases generated a Ps 703.1 billion decrease in interest income on a year-over-year basis. The decrease was partially offset by a 9.9% growth of the average balance of our loan and financial lease portfolio to Ps 39,372.8 billion, which was primarily due to the growth of consumer, and to a lesser extent, commercial loans and which was responsible for producing a Ps 581.0 billion increase in interest income. See “Item 4. Information on the Company—B. Business overview—Selected statistical data.”

The Ps 386.1 billion decrease in interest expense reflected a 194 basis point decrease in the average interest rate paid on interest-bearing liabilities from 8.0% in 2008 to 6.0% in 2009. This decrease was primarily due to the 219 basis point decline in the average interest rate paid on saving deposits, from 6.8% in 2008 to 4.6% in 2009, and the 171 basis point decline in average interest rate on time deposits, from 8.9% in 2008 to 7.2% in 2009. The decline in interest rates paid on interest-bearing liabilities resulted in a Ps 831.1 billion decrease in interest expense. This was partially offset by a 16.3% increase in the average balance of interest-bearing liabilities to Ps 47,208.1 billion. This growth was primarily a result of the 25.1% increase in the average balance of time deposits to Ps 16,847.2 billion and the 12.9% increase in the average balance of saving deposits to Ps 19,951.5 billion. The increase in the average balance of interest-bearing liabilities was responsible for generating a Ps 444.9 billion increase in interest expense for 2009.

Provisions

Our total net provisions increased by 24.4% to Ps 887.6 billion in 2009, driven primarily by a growth of net provisions for loan and financial lease losses (the main component of the total net provisions), which increased by 14.7% to Ps 821.3 billion. Gross provisions for loan and financial lease losses increased by 15.9% to Ps 1,855.6 billion in 2009, while the reversal of those provisions increased by 17.0% to Ps 1,034.3 billion for the same period. The largest increase in net provisions for loan and financial lease losses was recorded by Banco AV Villas, which accounted for an increase of Ps 79.6 billion or 64.1%. By contrast, Banco de Occidente’s net provisions for loan and financial lease losses decreased by Ps 10.6 billion, or 4.4%.

The increase in provisions for loan and financial lease losses reflected the slight deterioration of our loan and financial lease portfolio. The primary cause of this decline in credit quality was the weakening of the Colombian economy. According to DANE, from 2008 to 2009, the average unemployment rate in Colombia increased from 11.3% to 12.0%, while the real GDP growth rate decreased from 2.4% to 0.4%. The impairment of these economic indicators was consistent with the general economic contraction worldwide.

The increase in provisions was also partly attributable to the growth of our gross loan and financial lease portfolio between 2006 and 2008, which increased by 25.7% to Ps 33,901.6 billion from 2006 to 2007 and by 18.4% to Ps 40,144.0 billion in 2008. The delayed impact, in terms of the increase in provisions, is due to the fact that delinquencies generally do not occur until several months after loans are disbursed. In 2009, the loan and financial lease portfolio grew by only 4.4% to Ps 41,896.7 billion as a result of the deteriorating economic conditions, although this growth rate was still approximately 150 basis points higher than the industry average for 2009 (calculated based on information from the Superintendency of Finance).

Past due loans and financial leases increased by 5.0% to Ps 1,511.3 billion in 2009, which resulted in a 2 basis point increase in our delinquency ratio from 3.59% at December 31, 2008 to 3.61% at December 31, 2009. The increase in past due loans and financial leases was concentrated in commercial loans, partially offset by a decrease in past due mortgages and financial leases. Despite the Ps 122.5 billion increase in past due commercial loans, the commercial loan delinquency ratio only grew by 42 basis points to 2.6% at December 31, 2009, which was well below our overall average delinquency ratio of 3.6%. Past due consumer loans increased by 1.3% to Ps 564.0 billion, but the delinquency ratio for consumer loans in 2009 fell by 42 basis points to 4.9% at December 31, 2009, primarily due to the 9.9% increase in the consumer loan portfolio. Consumer loans were the fastest growing type of loan in our loan and financial lease portfolio by a margin of 5.7%.

At the subsidiary level, Banco de Bogotá maintained the lowest delinquency ratio (2.9%), while Banco AV Villas continued to have the highest delinquency ratio (5.5%) at the end of 2009. The delinquency ratio at Banco AV Villas (which actually decreased by 269 basis points from 2008) reflects its exposure to mortgage and traditional consumer loans, which generally have higher delinquency ratios. At December 31, 2009, 16.3% of Banco AV Villas’ gross loans were mortgage loans (compared to 0.3%, 0.1%, and 1.6% at Banco de Bogotá, Banco de

Occidente, and Banco Popular, respectively), while 41.4% of its total loans were consumer loans (compared to 17.0% and 19.4% at Banco de Bogotá and Banco de Occidente, respectively). Although Banco Popular has a higher proportion of consumer loans, 99.7% of these loans are payroll loans (compared to an equivalent figure of approximately 40.0% for Banco AV Villas), which are of a much higher credit quality than traditional consumer loans.

Provisions for loans and financial lease losses grew substantially faster than past due loans and financial leases primarily as a result of an increase in charge-offs for which we record provisions of 100% before they are charged off. In 2009, charge-offs increased by 51.0% to Ps 558.2 billion compared to 2008. Despite the significant increase in charge-offs, our charge-off to average loan ratio only increased from 1.0% in 2008 to 1.4% in 2009. For further information, see “Item 4. Information on the Company—B. Business overview—Selected statistical data—Movements in allowances for credit losses—Charge-offs.” The higher levels of our net provisions for loan and financial lease losses relative to our charge-offs resulted in a 15.7% increase in our allowance for loan and financial lease losses to Ps 1,881.1 billion. The growth of our allowance for loan and financial lease losses outpaced the increase in our past due loans, which resulted in the increase of our coverage ratio from 112.9% at December 31, 2008 to 124.5% at December 31, 2009.

Net provisions for accrued interest and other receivables increased by Ps 63.1 billion to Ps 131.9 billion in 2009, which was a result of the slowing of the Colombian economy and a change in provisioning requirements mandated by the Colombian Superintendency of Finance. Prior to June 30, 2009, when any of our institutions suspended the accrual of interest on interest-earning assets, this accrued interest was provisioned for based on the ratio calculated by the commercial and consumer reference models, see “Item 11. Quantitative and qualitative disclosures about risk—Risk management—Credit risk”. Effective as of July 1, 2009, the Superintendency of Finance required that financial institutions provision 100% of such accrued interest, which resulted in considerably higher provisioning for these accounts in 2009.

Net provisions for foreclosed assets and other assets increased by Ps 15.9 billion to Ps 17.6 billion in 2009. While gross provisions for foreclosed assets and other assets decreased by Ps 7.1 billion, the recovery of provisions for foreclosed assets and other assets decreased by Ps 23.0 billion, which was responsible for the rise in net provisions.

The recovery of charged-off assets increased by Ps 10.0 billion to Ps 83.2 billion, primarily as a result of the fact that charge-offs in the weakening economy were higher.

Total fees and other services income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	866.0	758.1	107.9	14.2
Branch network services	19.5	19.1	0.4	2.3
Credit card merchant fees	97.8	91.4	6.4	7.0
Checking fees	70.7	75.2	(4.5)	(6.0)
Warehouse services	149.7	166.7	(16.9)	(10.2)
Fiduciary activities	137.6	99.0	38.7	39.1
Pension plan administration	400.2	335.9	64.3	19.1
Other	119.8	96.7	23.1	23.9
Total fees and other services income	1,861.3	1,642.0	219.3	13.4
Fees and other services expenses	(277.8)	(248.1)	29.7	12.0
Total fees and other services income, net	1,583.5	1,393.9	189.6	13.6

Total net fees and other services income for 2009 increased by 13.6% to Ps 1,583.5 billion. Gross total fees and other services income increased by 13.4% to Ps 1,861.3, while fees and other services expenses increased by 12.0%

to Ps 277.8 billion. The growth in net fee income was generated almost entirely by Banco de Bogotá, which increased its net fee income year-over-year by Ps 168.0 billion, for reasons further explained in the 2009-2008 Banco de Bogotá discussion.

The increase in total net fees and other services income primarily reflects increased income from fees associated with commissions from banking services, which rose by 14.2% to Ps 866.0 billion in 2009. This increase was consistent with the growth in deposits, which increased in 2009 by 9.5% to Ps 49,348.5 billion at December 31, 2009, as they are the main generator of banking service fees.

A second significant driver of the increase in total net fees and other services income was the pension plan administration fees charged by Porvenir to its customers, which grew by 19.1% to Ps 400.2 billion in 2009. This was due primarily to an increase in the number of contributors and a rise in the average fee charged per contributor. See “—Segment results for year ended December 31, 2009 compared to year ended December 31, 2008.”

Fees from fiduciary activities also grew in 2009, rising by Ps 38.7 billion to Ps 137.6 billion in 2009, due to higher income from Banco de Bogotá’s and Banco de Occidente’s fiduciary subsidiaries. Income from fiduciary activities is recognized in accordance with the terms of each trust agreement.

These increases in total net fees and other services income were partially offset by a Ps 16.9 billion decline in fees from warehouse services provider, Almaviva, which is a consolidated subsidiary on the financial statements of Banco de Bogotá, due to the loss of a logistics contract. See “—Segment results for year ended December 31, 2009 compared to year ended December 31, 2008.”

Other operating income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(141.5)	36.5	(178.1)	(487.9)
Gains on derivative operations, net	287.5	84.3	203.3	241.2
Gains on sales of investments in equity securities, net	4.0	34.5	(30.5)	(88.3)
Income from non-financial sector, net (1)	231.2	200.5	30.7	15.3
Dividend income	68.9	62.6	6.3	10.1
Other	233.9	194.0	39.9	20.6
Total other operating income	684.1	612.5	71.6	11.7

(1)
Income from non-financial sector reflects Corficolombiana’s (Banco de Bogotá’s subsidiary) operating results in its consolidated investments in companies not related to the financial sector such as Epiandes S.A., Hoteles Estelar S.A., and Organización Pajonales S.A. among others. This result is net of the following operating and administrative expenses for the years ended 2009, 2008 and 2007: Ps 549,235, Ps 608,253 and Ps 639,076, respectively. For a description of these investments, see “Item 4. Information on the Company—B. Business overview—Corficolombiana—Equity investment portfolio.”

Total other operating income increased by 11.7% to Ps 684.1 billion in 2009, primarily due to increased gains on derivative operations (primarily forward contracts in foreign currency), which resulted in an additional Ps 203.3 billion income year-over-year. In the ordinary course of business, we enter into forward contracts and other derivative transactions in foreign currency through our treasury department almost entirely for hedging purposes and on behalf of clients. The gains on these forward contracts were offset in part by a related loss on net foreign exchange operations, which decreased by Ps 178.1 billion to Ps (141.5) billion in 2009, as a result of the substantial volatility of the Colombian peso – U.S. dollar exchange rate.

Another significant component of total other operating income is net income attributable to Corficolombiana’s investments in the non-financial sector, which generated 33.8% of total other operating income in 2009. Between 2008 and 2009, revenue attributable to these investments increased by 15.3% to Ps 231.2 billion in 2009 due primarily to Corficolombiana’s investments in toll-road companies, Epiandes and PISA in particular, as well as improved results from its hospitality operator, Hoteles Estelar.

The “Other” line item is almost entirely comprised of income from operating leases, which is an important source of income for Banco de Occidente (Leasing de Occidente S.A.), Banco de Bogotá (Leasing Bogotá S.A. Compañia de Financiamiento Comercial and Leasing Corficolombiana S.A.) and Banco Popular (Leasing Popular S.A.). During 2009, income from operating leases increased as a result of a higher volume of leases being made by these leasing subsidiaries.

The Ps 30.5 billion decrease in the sales of investments on equity securities was primarily due to the fact that in 2008 this figure was higher than average, primarily as a result of Corficolombiana’s sale of its investment in Lloreda S.A. for Ps 54.0 billion (as further explained in the 2008-2007 Corficolombiana discussion) and that in 2009 no significant investments were sold.

Operating expenses

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Salaries and employee benefits	(1,183.9)	(1,089.0)	94.9	8.7
Bonus plan payments	(42.5)	(35.6)	6.9	19.5
Termination payments	(7.2)	(6.3)	0.9	14.7
Administrative and other expenses	(1,675.3)	(1,553.8)	121.4	7.8
Deposit security, net	(126.8)	(113.1)	13.7	12.1
Charitable and other donation expenses	(8.1)	(4.2)	3.9	91.3
Depreciation	(205.2)	(188.0)	17.1	9.1
Goodwill amortization	(43.5)	(37.9)	5.6	14.8
Total operating expenses	(3,292.4)	(3,027.9)	264.5	8.7

Total operating expenses for 2009 rose by 8.7% to Ps 3,292.4 billion. This increase was primarily due to a rise of 7.8% to Ps 1,675.3 billion in administrative and other expenses, and an increase of 8.7% to Ps 1,183.9 billion in salaries and employee benefits, both primarily resulting from an increase in the number of employees from 35,510 at the end of 2008 to 36,976 at year-end 2009. On a per capita basis, salary and employee benefits increased by approximately 4.4%, which was well below its benchmark, the CPI of the previous year (7.7% in 2008). Despite the slight increase in total operating expenses, our efficiency ratio improved from 2008 to 2009, decreasing from 49.0% to 42.9%. Each of our banking subsidiaries also experienced improved efficiency ratios: Banco de Bogotá from 48.3% to 39.0%; Banco de Occidente from 39.9% to 39.8%; Banco Popular from 52.0% to 46.7%; and Banco AV Villas from 53.5% to 50.3%.

Non-operating income (expense)

Total net non-operating income (expense) for 2009 was Ps 67.7 billion, which represents a Ps 57.8 billion decrease from total net non-operating income of Ps 125.4 billion in 2008. This net decrease primarily reflected a Ps 22.9 billion decrease in Corficolombiana’s non-operating income (explained in further detail in the 2009-2008 Corficolombiana discussion). In addition, there was a Ps 13.9 billion increase in provisions for labor lawsuits by Banco Popular in 2009 that increased non-operating expenses, see “Item 8. Financial information—A. Consolidated statements and other financial information—Legal proceedings.”

Income tax expense

Income before income tax expense and non-controlling interest increased 41.6% from Ps 2,105.8 billion in 2008 to Ps 2,981.2 billion in 2009.

Income tax expense increased by 27.6% to Ps 864.3 billion in 2009, due primarily to higher income before income tax expense and non-controlling interest. Our effective tax rate, calculated before eliminating non-

controlling interest, was 29.0% in 2009 compared to 32.2% in 2008. The effective tax rate decreased primarily as a result of a higher percentage of non-taxable income related to the appreciation of our equity securities portfolio. See “Item 4. Information on the Company—B. Business overview—Industry—Supervision and regulation.”

Non-controlling interest

Non-controlling interest increased by 56.6% to Ps 1,051.5 billion in 2009. This 56.6% increase was primarily due to the performance of Corficolombiana. In 2009, Corficolombiana represented a greater percentage of our consolidated net income before non-controlling interest as Corficolombiana’s net income grew at a faster rate than the net income of any of our other subsidiaries.

Results of operations for year ended December 31, 2008 compared to year ended December 31, 2007

The following tables present our 2008 and 2007 consolidated results of operations, broken down among our four banking subsidiaries and adjusted to reflect intercompany eliminations and Grupo Aval’s contribution as the holding company.

	Year ended December 31, 2008
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval and eliminations	Grupo Aval consolidated
	(in Ps billions)
Total interest income	3,100.9	1,864.6	1,302.2	685.1	2.7	6,955.5
Total interest expense	(1,537.6)	(828.7)	(550.4)	(241.4)	(82.1)	(3,240.2)
Net interest income	1,563.4	1,035.9	751.8	443.7	(79.5)	3,715.3
Total provisions, net	(282.6)	(254.3)	(63.0)	(113.3)	(0.3)	(713.5)
Total fees and other services income, net	907.6	215.8	137.0	129.2	4.3	1,393.9
Total other operating income	451.4	232.0	32.9	3.6	(107.5)	612.5
Total operating income	2,639.8	1,229.4	858.6	463.3	(183.0)	5,008.2
Total operating expenses	(1,470.4)	(714.3)	(498.0)	(322.9)	(22.3)	(3,027.9)
Net operating income	1,169.4	515.1	360.6	140.4	(205.2)	1,980.3
Total non-operating income (expense), net	109.9	14.0	(7.0)	1.4	7.0	125.4
Income before income tax expense and non-controlling interest	1,279.4	529.1	353.7	141.8	(198.2)	2,105.8
Income tax expense	(392.5)	(142.0)	(98.8)	(38.9)	(5.2)	(677.3)
Income before non-controlling interest	886.8	387.2	254.9	102.9	(203.4)	1,428.4
Non-controlling interest	(237.7)	(38.6)	(2.4)	(0.2)	(392.3)	(671.3)
Net income	649.1	348.5	252.5	102.7	(595.7)	757.1

	Year ended December 31, 2007
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval and eliminations	Grupo Aval consolidated
	(in Ps billions)
Total interest income	2,338.2	1,343.8	987.0	521.0	3.0	5,192.9
Total interest expense	(1,148.3)	(596.1)	(376.5)	(182.9)	(72.9)	(2,376.8)
Net interest income	1,189.8	747.7	610.5	338.1	(70.0)	2,816.2
Total provisions, net	(191.2)	(193.9)	(56.6)	(37.7)	—	(479.5)
Total fees and other services income, net	805.0	181.9	132.4	115.7	(9.0)	1,226.2

	Year ended December 31, 2007
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval and eliminations	Grupo Aval consolidated
	(in Ps billions)
Total other operating income	376.0	207.9	27.0	2.3	(107.4)	505.7
Total operating income	2,179.7	943.6	713.2	418.5	(186.3)	4,068.6
Total operating expenses	(1,277.7)	(613.0)	(449.0)	(290.2)	(44.3)	(2,674.2)
Net operating income	902.0	330.6	264.2	128.2	(230.6)	1,394.4
Total non-operating income (expense), net	117.9	24.2	7.1	27.5	38.6	215.3
Income before income tax expense and non-controlling interest	1,019.9	354.8	271.3	155.7	(192.0)	1,609.7
Income tax expense	(276.3)	(74.5)	(77.1)	(34.0)	(3.0)	(464.8)
Income before non-controlling interest	743.6	280.3	194.2	121.8	(195.0)	1,144.9
Non-controlling interest	(212.3)	(33.0)	(2.1)	(0.4)	(272.7)	(520.4)
Net income	531.4	247.4	192.1	121.4	(467.7)	624.5

	Grupo Aval
	Change, 2008 vs. 2007
	(in Ps billions)%

Total interest income	1,762.5	33.9
Total interest expense	863.4	36.3
Net interest income	899.1	31.9
Total provisions, net	234.0	48.8
Total fees and other services income, net	167.8	13.7
Total other operating income	106.8	21.1
Total operating income	939.6	23.1
Total operating expenses	353.7	13.2
Net operating income	585.9	42.0
Total non-operating income (expense), net	(89.9)	(41.7)
Income before income tax expense and non-controlling interest	496.1	30.8
Income tax expense	212.5	45.7
Income before non-controlling interest	283.6	24.8
Non-controlling interest	151.0	29.0
Net income attributable to shareholders	132.6	21.2

Grupo Aval

Overview

Our net income attributable to our shareholders increased by 21.2% to Ps 757.1 billion in 2008. This increase was primarily due to the growth of net interest income, which primarily reflected an increase in the balance of, and yield on, our loan and financial lease portfolio. This was partially offset by an increase in total interest expense resulting from an increase in the balance of, and interest rate paid on, our interest-bearing liabilities. Total net fees and other services income also contributed to the growth in net income, primarily due to higher commissions from banking services, pension plan administration fees and warehouse services. These increases were partially offset by the increase of total operating expenses, which rose as a result of higher administrative and other expenses, as well as salaries and employees benefits. Despite these increases in total operating expenses, our efficiency ratio improved from 54.2% in 2007 to 49.0% in 2008.

The following discussion describes the main drivers of our consolidated results of operations in 2008 and 2007. Further detail is provided in the discussions of the results of operations in 2008 and 2007 of each of our banking subsidiaries, Porvenir and Corficolombiana.

Net interest income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Interest income:
Interest on loans	5,498.4	4,046.3	1,452.1	35.9
Investment securities	784.0	617.0	167.0	27.1
Interbank and overnight funds	195.2	173.5	21.7	12.5
Financial leases	477.9	356.1	121.8	34.2
Total interest income	6,955.5	5,192.9	1,762.5	33.9
Interest expense:
Checking accounts	(48.8)	(29.1)	19.7	67.6
Time deposits	(1,205.0)	(725.7)	479.3	66.1
Saving deposits	(1,207.0)	(956.1)	250.9	26.2
Total interest expense on deposits	(2,460.8)	(1,710.8)	749.9	43.8
Borrowings from banks and others	(342.7)	(311.6)	31.1	10.0
Interbank and overnight funds (expenses)	(165.0)	(163.2)	1.8	1.1
Long-term debt (bonds)	(271.7)	(191.1)	80.6	42.2
Total interest expense	(3,240.2)	(2,376.8)	863.4	36.3
Net interest income	3,715.3	2,816.2	899.1	31.9

Our net interest income increased by Ps 899.1 billion in 2008 due to a Ps 1,762.5 billion increase in total interest income, partially offset by a Ps 863.4 billion increase in total interest expense.

Average interest-earning assets grew at roughly the same pace as average interest-bearing liabilities, which resulted in the ratio of average interest-earning assets to average interest-bearing liabilities remaining basically unchanged, decreasing marginally from 1.19 in 2007 to 1.18 in 2008. However, our spread between the yield earned on our interest-earning assets and the interest rate paid on our interest-bearing liabilities improved by 80 basis points, from 5.8% in 2007 to 6.6% in 2008. This improvement was primarily due to the spread between the yield earned on loans and financial leases and the cost of interest-bearing liabilities increasing by 53 basis points to 8.7% in 2008. This increase in spread was driven primarily by an increase in the yield on consumer loans, which represented 25.8% of our gross loans at December 31, 2008. While commercial loans and interest bearing liabilities are predominantly indexed to the DTF, consumer loans are usually indexed to industry averages and are set at rates close to the Tasa Usura (the legal limit for all loans other than microcredit loans).Over the course of 2008, the Tasa Usura rose by 575 basis points from an average of 26.7% in 2007 to an average of 32.4% in 2008, compared to the 174 basis point increase in the average DTF. The proportional increase in the balances of interest-earning assets and interest-bearing liabilities, combined with the improvement in the spread between the yield on interest-earning assets and the cost of funding, generated the increase in our net interest income for 2008.

The increase in interest income primarily reflects a Ps 1,573.9 billion increase in interest income from loans and financial leases, a product of both a growth in their average balance and an increase in their average yield. The average balance of loans and financial leases grew by 22.7% to Ps 35,837.4 billion, which was primarily due to the growth of commercial loans, and to a lesser extent, consumer loans. The growth of the average balance of loans and financial leases was responsible for producing a Ps 1,076.7 billion increase in interest income. See “Item 4. Information on the Company—B. Business overview—Selected statistical data.” Average yields for loans and financial leases increased from 15.1% in 2007 to 16.7% in 2008, which was consistent with the previously mentioned 174 basis point increase in the average DTF rate. The increase of the average interest rate on loans and financial leases generated a Ps 497.1 billion increase in interest income year-over-year.

The Ps 167.0 billion, or 27.1%, increase in earnings from investment securities also contributed to the increase in interest income. The fixed income portfolio generated Ps 764.9 billion of interest income from investment securities, accounting for 97.6% of our earnings on investment securities in 2008. This increase was due to interest accrued from these securities, as well as a significant appreciation in the value of securities purchased shortly prior to October 2008. These securities appreciated, despite the fact that interest rates for the full-year 2008 increased, because of the sharp decline in interest rates in the latter part of the year. The interest rate on the Colombian Treasury Bond due in 2020 decreased by 297 basis points from the end of October through December and closed the year at 10.6%, which was 111 basis points below the yearly average. The equity securities portfolio, primarily belonging to Corficolombiana, generated the remaining Ps 18.9 billion, or 2.4%, of interest income on investment securities.

The growth of total interest expense, which increased by Ps 863.4 billion in 2008, partially offset the increase in net interest income. This was primarily a result of an 18.0% increase in the average balance of our interest-bearing liabilities to Ps 40,589.8 billion, which generated a Ps 544.6 billion increase in interest expense for the year. The growth in the balance was primarily driven by increases in time deposits, which grew by 37.8% to Ps 13,467.8 billion, and saving deposits, which grew by 7.7% to Ps 17,668.8 billion in 2008. Furthermore, the average interest rate paid on interest-bearing liabilities rose from 6.9% in 2007 to 8.0% in 2008, primarily due to the previously discussed rise in the DTF and, more generally, the increasing interest rate environment. The greatest increases in the interest rate paid were recorded on time deposits, for which interest rates rose by 152 basis points, and savings deposits, for which interest rates grew by 100 basis points. The rise in the average interest rate paid resulted in Ps 318.8 billion of additional interest expense for the year.

Provisions

Our total net provisions increased by 48.8% to Ps 713.5 billion in 2008, driven primarily by the growth of net provisions for loan and financial lease losses, which increased by 24.1% to Ps 716.2 billion. Gross provisions for loan and financial lease losses increased by 21.3% to Ps 1,600.4 billion in 2008, while the reversal of provisions increased by 19.2% to Ps 884.2 billion for the same period. The largest absolute increase in net provisions for loan and financial lease losses was observed in Banco de Occidente, where they grew by Ps 54.4 billion to Ps 242.6 billion. By contrast, Banco Popular experienced the smallest increase in net provisions for loan and financial lease losses, rising only by Ps 5.9 billion to Ps 73.5 billion.

The increase in provisions for loan and financial lease losses was a result of the deterioration of our loan and financial lease portfolio. The primary cause of this decline in credit quality was the weakening of the Colombian economy. According to DANE, from 2007 to 2008, the real GDP growth rate declined from 7.5% to 2.4%, while the average unemployment rate increased slightly from 11.2% for 2007 to 11.3% for 2008. The impairment of these economic indicators was consistent with the general economic contraction worldwide.

The significant growth of our gross loan and financial lease portfolio in prior periods, increasing by 69.4% to Ps 26,972.9 billion from 2005 to 2006 and 25.7% to Ps 33,901.6 billion from 2006 to 2007, also contributed to the growth in provisions, for the reasons set forth in the Grupo Aval 2009-2008 discussion.

Additionally, provisions were also affected by the Superintendency of Finance’s implementation of a new regulatory risk assessment model, which was introduced in mid-2007 for corporate loans and mid-2008 for consumer loans. See “Item 4. Information on the Company—B. Business overview—Selected statistical data—Movements in allowances for credit losses—Allowance for loan losses.”

Past due loans and financial leases increased by 42.1% to Ps 1,439.8 billion in 2008, which resulted in a 60 basis point increase in our delinquency ratio from 3.0% in 2007 to 3.6% at December 31, 2008. Past due loans increased faster than provisions because the majority of the growth in past due loans was concentrated in “B” or “C” rated loans, as opposed to “D” or “E” rated loans. “B” and “C” rated past due loans require substantially lower provisions than “D” or “E” loans. See “Item 4. Information on the Company—B. Business overview—Selected Statistical Data—Loan portfolio—Risk categories” and note 2(i) to our audited consolidated financial statements.

The increase in past due loans was concentrated in consumer and commercial loans, which increased by Ps 178.5 billion and Ps 177.3 billion, respectively. The delinquency ratio for consumer loans rose to 5.4%, which was approximately 180 basis points higher than our overall average of 3.6%. The delinquency ratio for commercial loans rose to 2.1%, which was 145 basis points below our 3.6% average.

Amongst our subsidiaries, Banco de Bogotá had the lowest delinquency ratio (2.6% at December 31, 2008), while Banco AV Villas had the highest delinquency ratio (8.2% at December 31, 2008). The delinquency ratio at Banco AV Villas reflects its higher exposure to mortgage and traditional consumer loans, which represented materially the same proportion of its portfolio as described in our 2009-2008 discussion. During 2008, consumer loans and mortgage loans experienced comparatively higher deterioration on an industry-wide basis.

In 2008, charge-offs increased by 49.7% to Ps 369.8 billion. Despite this significant increase in charge-offs, our charge-off to average loan ratio only increased from 0.8% in 2007 to 1.0% in 2008. The fact that our net provisions for loan and financial lease losses were greater than our charge-offs produced a 27.2% increase in our allowance for loan and financial lease losses to Ps 1,625.8 billion at December 31, 2008. However, the growth of our allowance for loan and financial lease losses was outpaced by the increase in our past due loans, which resulted in a decrease of our coverage ratio from 126.2% at December 31, 2007 to 112.9% at December 31, 2008. The decrease was primarily due to a lower commercial loans coverage ratio, which decreased from 202.7% in 2007 to a more market comparable 164.0% in 2008, and a decrease in the financial leases coverage ratio from 82.4% in 2007 to 70.6% in 2008, partially offset by an increase in the consumer loans coverage ratio from 79.4% in 2007 to 99.9% in 2008. The slower growth of our allowance for loan and financial lease losses was also a result of the fact that secured past due loans increased at a faster rate (47.9%) than unsecured past due loans (36.4%) in 2008. The former require significantly less provisioning due to the banks’ claim on the pledged collateral.

Net provisions for accrued interest and other receivables increased by Ps 34.4 billion to Ps 68.8 billion in 2008, reflecting the slowing of growth of the Colombian economy.

Net provisions for foreclosed assets and other assets increased by Ps 14.2 billion to Ps 1.7 billion in 2008 (meaning that in 2007, recoveries were greater than provisions). Gross provisions only increased by Ps 0.5 billion, but the recovery of provisions decreased by Ps 14.7 billion, which was responsible for the rise in net provisions.

The recovery of charged-off assets decreased by Ps 46.5 billion to Ps 73.2 billion, indicating that recovery efforts were less effective in a weakening economy.

Total fees and other services income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	758.1	633.0	125.1	19.8
Branch network services	19.1	19.8	(0.7)	(3.5)
Credit card merchant fees	91.4	78.2	13.2	16.9
Checking fees	75.2	81.3	(6.1)	(7.5)
Warehouse services	166.7	146.8	19.8	13.5
Fiduciary activities	99.0	83.3	15.6	18.8
Pension plan administration	335.9	290.0	45.9	15.8
Other	96.7	103.3	(6.6)	(6.4)
Total fees and other services income	1,642.0	1,435.7	206.3	14.4
Fees and other services expenses	(248.1)	(209.6)	38.5	18.4
Total fees and other services income, net	1,393.9	1,226.2	167.8	13.7

Total net fees and other services income for 2008 increased by 13.7% to Ps 1,393.9 billion. Gross total fees and other services income increased by 14.4% to Ps 1,642.0 billion, while fees and other services expenses increased by 18.4% to Ps 248.1 billion.

The primary cause of the increase in total net fees and other services income was the growth of fees associated with commissions from banking services, which rose by 19.8% to Ps 758.1 billion in 2008. This was consistent with the growth in deposits, which is the main generator of banking services fees, from Ps 37,243.8 billion at December 31, 2007 to Ps 45,050.8 billion at December 31, 2008.

Additionally, the increase of 15.8% to Ps 335.9 billion in pension plan administration fees charged by Porvenir to its customers also contributed to the growth of total net fees and other services income. This increased mainly as a result of both an increase in the number of contributors and the average fee per contributor.

Finally, the 13.6% increase in fees from warehouse services also contributed to the growth of total net fees and other services income.

At the bank subsidiary level, Banco de Bogotá was the primary driver of the growth in total net fees and other services income, as its total net fee and income from services increased by 12.7%, or Ps 102.6 billion, year-over-year.

Other operating income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	36.5	25.6	11.0	42.8
Gains on derivative operations, net	84.3	83.6	0.6	0.8
Gains on sales of investments in equity securities, net	34.5	15.0	19.5	130.1
Income from non-financial sector, net (1)	200.5	199.8	0.7	0.4
Dividend income	62.6	42.8	19.9	46.4
Other	194.0	138.9	55.1	39.7
Total other operating income	612.5	505.7	106.8	21.1

(1)
Income from non-financial sector reflects Corficolombiana’s (Banco de Bogotá’s subsidiary) operating results in its consolidated investments in companies not related to the financial sector such as Epiandes S.A., Hoteles Estelar S.A., and Organización Pajonales S.A. among others. This result is net of the following operating and administrative expenses for the years ended 2009, 2008 and 2007: Ps 549,235 Ps 608,253 and Ps 639,076, respectively. For a description of these investments, see “Item 4. Information on the Company—B. Business overview—Corficolombiana—Equity investment portfolio.”

Total other operating income increased by 21.1% to Ps 612.5 billion in 2008, primarily due to an increase in “Other” income, which was predominantly composed of income related to the operating leases from the leasing subsidiaries of Banco de Bogotá, Banco de Occidente and Banco Popular. In 2008, the main driver of the increase was Leasing de Occidente, whose income from operating leases increased by Ps 55.1 billion from Ps 138.9 billion in 2007 to Ps 194.0 billion in 2008, principally due to a higher volume of assets leased.

A second component of the increase in total other operating income was higher dividend income, mainly from Corficolombiana´s non-consolidated companies, which increased from Ps 42.8 billion in 2007 to Ps 62.6 billion in 2008 due primarily to an increase of approximately Ps 9.7 billion in dividends from Empresa de Energía de Bogotá and an increase of approximately Ps 6.1 billion in dividends from Promigas.

Gains on foreign exchange operations, due principally to the volatility and depreciation of the Colombian Peso against the U.S. dollar, and gains from sales of investments in equity securities, which resulted primarily from the sale of Lloreda S.A., explained in further detail in the 2008-2007 Corficolombiana discussion, also contributed to the increase in total other operating income.

Operating expenses

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Salaries and employee benefits	(1,089.0)	(963.1)	126.0	13.1
Bonus plan payments	(35.6)	(33.0)	2.5	7.7
Termination payments	(6.3)	(4.2)	2.1	49.5
Administrative and other expenses	(1,553.8)	(1,371.9)	181.9	13.3
Deposit security, net	(113.1)	(92.1)	21.0	22.8
Charitable and other donation expenses	(4.2)	(2.3)	1.9	83.8
Depreciation	(188.0)	(172.8)	15.3	8.8
Goodwill amortization	(37.9)	(34.8)	3.0	8.7
Total operating expenses	(3,027.9)	(2,674.2)	353.7	13.2

Total operating expenses for 2008 increased by 13.2% to Ps 3,027.9 billion, which primarily reflected an increase of 13.3% to Ps 1,553.8 billion in administrative and other expenses, and an increase of 13.1% to Ps 1,089.0 billion in salaries and employee benefits. Both of these increases are primarily explained by the growth in the number of employees from 32,256 at the end of 2007 to 35,510 at year-end 2008. On a per capita basis, based on year-end numbers, salary and employee benefits increased by 2.7% (compared to a CPI for full year 2007 of 5.6%).

Despite the increase in total operating expenses, our efficiency ratio improved significantly from 2007 to 2008, decreasing from 54.2% in 2007 to 49.0% in 2008. Each of our banking subsidiaries experienced an improvement in its respective efficiency ratio: Banco de Bogotá from 51.5% to 48.3%, Banco de Occidente from 45.2% to 39.9%, Banco Popular from 55.8% to 52.0%, and Banco AV Villas from 60.5% to 53.5%.

Non-operating income (expense)

In 2008, total net non-operating income (expense) decreased by Ps 89.9 billion to Ps 125.4 billion. This net decrease was primarily due to a decline in Banco AV Villas’ non-operating income as a result of one-time gains recognized during 2007 in connection with two sales of mortgage portfolios to Lehman Brothers (the first sale was for Ps 44.6 billion and the second sale, consisting of two portfolios, was for Ps 33.2 billion and Ps 10.1 billion, respectively, as described below in the segment discussion). The sale of these three portfolios resulted in approximately Ps 30.0 billion of non-operating income in 2007 that was not repeated in 2008.

Total net non-operating income (expense) also decreased due to a decline in Banco de Occidente’s non-operating income, reflecting a Ps 12.8 billion decrease in the reversal of provisions of other assets (other than loans).

Income tax expense

In combination, the factors described above resulted in a 30.8% increase in our income before income tax expense and non-controlling interest, rising from Ps 1,609.7 billion in 2007 to Ps 2,105.8 billion in 2008.

Income tax expense increased by 45.7% to Ps 677.3 billion in 2008, due primarily to higher income before income tax expense and non-controlling interest and a higher effective tax rate, which increased from 29.0% in 2007 to 32.2% in 2008. The main drivers of the increase in the effective tax rate, which increased despite a decrease of the national corporate income tax rate from 34% to 33%, were the growth in taxable income and non-deductable expenses, both of which affected the base for calculating income tax expense in 2008.

Non-controlling interest

Our non-controlling interest increased by 29.0% to Ps 671.3 billion in 2008. This increase was consistent with the growth in net income attributable to our shareholders.

Segment results for nine-month period ended September 30, 2010 compared to nine-month period ended September 30, 2009

Banco de Bogotá

Net income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Total interest income	2,238.2	2,825.5	(587.3)	(20.8)
Total interest expense	(651.4)	(1,051.6)	(400.1)	(38.1)
Net interest income	1,586.8	1,773.9	(187.2)	(10.6)
Total net provisions	(298.5)	(256.6)	41.9	16.3
Total fees and other services income, net	797.6	762.4	35.2	4.6
Total other operating income	369.5	421.9	(52.4)	(12.4)
Total operating income	2,455.4	2,701.6	(246.2)	(9.1)
Total operating expenses	(1,205.8)	(1,178.8)	26.9	2.3
Net operating income	1,249.6	1,522.8	(273.2)	(17.9)
Total non-operating income (expense), net	50.4	80.6	(30.1)	(37.4)
Income before income tax expense and non-controlling interest	1,300.0	1,603.4	(303.3)	(18.9)
Income tax expense	(370.2)	(374.2)	(4.0)	(1.1)
Income before non-controlling interest	929.9	1,229.2	(299.3)	(24.4)
Non-controlling interest	(347.1)	(502.3)	(155.3)	(30.9)
Net Income attributable to shareholders	582.8	726.9	(144.0)	(19.8)

Banco de Bogotá’s net income attributable to its shareholders decreased by 19.8% from Ps 726.9 to Ps 582.8 billion in the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. This decrease primarily reflected a decline in net interest income, an increase in provisions and a slight rise in operating expenses. As a result of these factors, Banco de Bogotá’s efficiency ratio deteriorated from 38.0% for the nine-month period ended September 30, 2009 to 41.8% for the nine-month period ended September 30, 2010.

Net interest income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Interest income:
Interest on loans	1,440.6	1,917.9	(477.3)	(24.9)
Interest on investment securities	688.6	773.8	(85.2)	(11.0)
Interbank and overnight funds	50.1	52.4	(2.4)	(4.5)
Financial leases	58.9	81.4	(22.5)	(27.7)
Total interest income	2,238.2	2,825.5	(587.3)	(20.8)
Interest expense:
Checking accounts	(16.6)	(24.3)	(7.6)	(31.4)
Time deposits	(275.6)	(529.6)	(254.1)	(48.0)
Saving deposits	(212.1)	(312.0)	(99.8)	(32.0)
Total interest expense on deposits	(504.3)	(865.9)	(361.5)	(41.8)
Borrowing from banks and others	(40.7)	(79.8)	(39.1)	(49.0)
Interbank and overnight funds (expenses)	(61.7)	(62.7)	(1.0)	(1.6)
Long-term debt (bonds)	(44.7)	(43.2)	1.5	3.4
Total interest expense	(651.4)	(1,051.6)	(400.1)	(38.1)
Net interest income	1,586.8	1,773.9	(187.2)	(10.6)

Banco de Bogotá’s net interest income decreased by 10.6% to Ps 1,586.8 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. This decrease was primarily driven by a decline in interest income from loans and financial leases, which dropped by 25.0% to Ps 1,499.5 billion. This primarily reflected a decrease in yield, especially from commercial loans (78.9% of Banco de Bogotá’s total gross loans and financial lease portfolio at September 30, 2010), which as discussed in the September 2010-2009 Grupo Aval discussion, were particularly impacted by the declining interest rate environment. The decrease in the annualized yield of loans and financial leases from 13.9% for the nine-month period ended September 30, 2009 to 10.0% for the nine-month period ended September 30, 2010 resulted in a Ps 558.6 billion decrease in interest income from loans and financial leases. Slightly offsetting this decrease in interest income was the 4.5% growth of Banco de Bogotá’s average loan and financial lease portfolio, primarily in corporate and consumer loans, to Ps 20,070.3 billion. The growth in the balance of this portfolio resulted in an increase of Ps 58.8 billion in interest income.

Also contributing to the decrease in total interest income was a decline in income from investment securities, which dropped by 11.0% to Ps 688.6 billion. The equity portfolio generated Ps 365.7 billion in income for the nine-month period ended September 30, 2010, down by 24.0% from the Ps 481.2 billion produced in the nine-month period ended September 30, 2009, mainly as Corficolombiana realized significant income from the appreciation of its equity portfolio in the nine-month period ended September 30, 2009 that was not repeated in the nine-month period ended September 30, 2010 (further explained in the September 2010-2009 Corficolombiana discussion). The fixed income portfolio generated the remaining Ps 322.9 billion of interest income from investment securities, reflecting gains resulting from the declining interest rate environment as well as interest accrued on the portfolio. The income generated by the fixed income portfolio for the nine-month period ended September 30, 2010 was 10.4% higher than the fixed income earnings for the nine-month period ended September 30, 2009, which were Ps 292.6 billion. The reason for the increase in income in the nine months ended September 30, 2010, despite the fact that the market environment was more favorable in the nine months ended September 30, 2009, was an increase in the volume of Banco de Bogotá’s fixed income investments. The balance of fixed income investments increased from Ps 5,435.9 billion at September 30, 2009 to Ps 8,285.2 billion at September 30, 2010.

Partially offsetting the decrease in total interest income was the 38.1% decrease in total interest expense to Ps 651.4 billion, which reflected decreased average cost of funding, primarily for time deposits, in a declining interest rate environment. The annualized nominal interest rate paid on interest-bearing liabilities declined from an average of 6.2% for the nine-month period ended September 30, 2009 to 3.4% for the nine-month period ended September 30, 2010, which resulted in a Ps 479.6 billion decrease in interest expense. This decrease was partially offset by a 15.3% increase in the balance of average interest bearing liabilities to Ps 25,864.7 billion (primarily reflecting increased savings deposits and interbank and overnight funds) from September 30, 2009 to September 30, 2010, which was responsible for a Ps 79.5 billion increase in interest expense.

Banco de Bogotá’s net interest margin decreased to 6.8% for the nine-month period ended September 30, 2010, down from 8.8% for the nine-month period ended September 30, 2009. Similarly, the spread between the yield earned on its loans and financial leases and the cost of its interest bearing liabilities decreased from 7.6% for the nine-month period ended September 30, 2009 to 6.6% for the nine-month period ended September 30, 2010.

Provisions

Despite the improvement of Banco de Bogotá’s credit quality, total net provisions increased by 16.3% to Ps 298.5 billion for the nine-month period ended September 30, 2010, driven primarily by the growth of net provisions for foreclosed assets and other assets, which increased by Ps 62.2 billion to Ps 76.6 billion. This increase was due almost entirely to a provision established by Corficolombiana associated with the realization of income from its investment in Sociedad de Inversiones en Energia S.A. (SIE), (further explained in the September 2010-2009 Corficolombiana discussion). This increase was offset in part by an increase in the recovery of provisions for foreclosed assets and other assets, which grew by Ps 19.0 billion to Ps 27.8 billion, principally as a result of the recovery of a portion of this same SIE provision during the third quarter of 2010.

Net provisions for loan and financial lease losses also increased, growing by 6.9% to Ps 219.2 billion, even though Banco de Bogotá’s credit quality improved, evidenced by the fact that its past due loans decreased by 6.1% to Ps 585.1 billion and its delinquency ratio decreased from 3.2% at September 30, 2009 to 2.6% at September 30, 2010. This decrease was primarily a result of a reduction in past due consumer loans, which decreased by 13.0% to Ps 206.8 billion (with a drop in their delinquency ratio from 7.1% to 5.6%).

The increase in provisions for loans and financial leases was primarily due to the increase in charge-offs, which rose by 28.9% to Ps 161.1 billion for the nine-month period ended September 30, 2010. Despite the increase in charge-offs, Banco de Bogotá’s charge-offs to average loan ratio increased only marginally, from an annualized 0.8% for the nine-month period ended September 30, 2009 to 1.0% for the nine-month period ended September 30, 2010. The fact that Banco de Bogotá’s net provisions for loan and financial lease losses were greater than its charge-offs resulted in a 10.9% increase in its allowance for loan and financial lease losses to Ps 822.3 billion at September 30, 2010. The growth of Banco de Bogotá’s allowance, combined with the decrease in past due loans, resulted in the increase of its coverage ratio from 119.0% at September 30, 2009 to 140.5% at September 30, 2010.

Partially offsetting the increase in provisions for foreclosed assets and loans and financial leases was a decrease in net provisions for accrued interest and other receivables, which declined by 67.9% from Ps 66.8 billion to Ps 21.4 billion. This drop was a result of the improvement in the Colombian economy.

The recovery of charged-off assets increased marginally by Ps 0.2 billion primarily as a result of a slightly more successful recovery effort by Banco de Bogotá.

Total fees and other services income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	378.4	342.1	36.3	10.6
Branch network services	16.2	14.6	1.6	11.1
Credit card merchant fees	37.0	33.5	3.5	10.4
Checking fees	31.6	32.5	(1.0)	(3.0)
Warehouse services	65.7	70.7	(5.0)	(7.1)
Fiduciary activities	73.2	68.6	4.6	6.7
Pension plan administration	300.2	297.0	3.2	1.1
Other	17.2	15.1	2.0	13.4
Total fees and other services income	919.3	874.1	45.2	5.2
Fees and other services expenses	(121.7)	(111.7)	10.0	8.9
Total fees and other services income, net	797.6	762.4	35.2	4.6

Total net fees and other services income increased by 4.6% to Ps 797.6 billion in the nine-month period ended September 30, 2010, primarily as a result of higher commissions from banking services (mainly due to increased interest-bearing deposits and higher income generated by social security payments) and higher fees from fiduciary activities. This increase was partially offset by a decrease in warehouse services income and an increase in fees and other services expenses, the latter of which was related to the rise in commissions from banking services.

Other operating income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(50.6)	(148.6)	98.0	66.0
Gains on derivative operations, net	116.3	258.2	(141.9)	(54.9)
Gains on sales of investments in equity securities, net	24.1	2.4	21.7	888.2
Income from non-financial sector, net (1)	200.3	179.6	20.7	11.5
Dividend income	46.7	84.8	(38.1)	(44.9)
Other	32.6	45.4	(12.8)	(28.2)
Total other operating income	369.5	421.9	(52.4)	(12.4)

(1)
Income from non-financial sector reflects Corficolombiana’s (Banco de Bogotá’s subsidiary) operating results in its consolidated investments in companies not related to the financial sector such as Epiandes S.A., Hoteles Estelar S.A., and Organización Pajonales S.A. among others. This result is net of the following operating and administrative expenses for the nine-month period ended September 30, 2010 and 2009: Ps 581,778 and Ps 408,860, respectively. For a description of these investments, see “Item 4. Information on the Company—B. Business overview—Corficolombiana—Equity investment portfolio.”

Total other operating income, net for the nine-month period ended September 30, 2010 decreased by 12.4% to Ps 369.5 billion due primarily to a 54.9% decrease in gains on derivative operations (forward contracts in foreign currency, entered into almost entirely for hedging purposes and on behalf of clients) to Ps 116.3 billion. Partially offsetting the decline in derivative operation revenue was a Ps 98.0 billion decrease in related net losses from foreign exchange. Also contributing to the decrease in total other operating income was a 44.9% decrease in dividend income to Ps 46.7 billion. This principally reflects an accounting convention regarding how dividend income for a few of Corficolombiana’s unconsolidated investments is recorded (see September 2010–2009 Corficolombiana discussion for further information). Finally, a 28.2% decrease in “Other” other operating income to Ps 32.6 billion also contributed to the decline in other operating income. This stemmed primarily from a decrease in income from jointly managed fiduciary contracts belonging to Fidu-Bogotá, Banco de Bogotá’s fiduciary subsidiary. In particular, the contract to manage FONPET (jointly managed with Porvenir), a third party liability fund, generated less income due to the fact that fees on the management of this fund depend upon the yield of the fund, which was lower in the first nine months of 2010 as compared to the first nine months of 2009 due to more challenging market conditions.

Partially offsetting the decrease in other operating income was an 11.5% increase in income from the non-financial sector to Ps 200.3 billion, which reflected the net income growth of non-financial companies consolidated by Corficolombiana (further explained in the September 2010-2009 Corficolombiana discussion). A Ps 21.7 billion increase in gains on sales of investments in equity securities, resulting primarily from Corficolombiana’s sale of its stake in Colombina S.A. (further explained in Corficolombiana’s September 2010-2009 other operating income discussion), also partially offset the decrease in other operating income.

Operating expenses

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Salaries and employee benefits	(423.5)	(401.4)	22.1	5.5
Bonus plan payments	(13.9)	(14.7)	(0.8)	(5.3)
Termination payments	(1.4)	(2.2)	(0.8)	(38.0)
Administrative and other expenses	(662.7)	(661.7)	1.0	0.2
Deposit security, net	(49.6)	(44.6)	5.0	11.3
Charitable and other donation expenses	(1.2)	(0.4)	0.8	213.3
Depreciation	(39.5)	(40.7)	(1.3)	(3.1)
Goodwill amortization	(14.0)	(13.2)	0.8	6.4
Total operating expenses	(1,205.8)	(1,178.8)	26.9	2.3

Total operating expenses for the nine-month period ended September 30, 2010 increased slightly by 2.3% to Ps 1,205.8 billion. This increase primarily reflected a 5.5% increase in salaries and employee benefits to Ps 423.5 billion, which was in line with the organic growth of the business. On a per capita basis, salaries and employee benefits increased by approximately 3.4%, which also reflects a slight increase in headcount (grew 2.0% from 16,521 at September 30, 2009 to 16,855 at September 30, 2010). As a result of both the slight increase in operating expenses and the decrease in operating income, Banco de Bogotá’s efficiency ratio deteriorated from 38.0% for the nine-month period ended September 30, 2009 to 41.8% for the nine-month period ended September 30, 2010.

Non-operating income (expense)

Total non-operating income (expense) for the nine-month period ended September 30, 2010 decreased by 37.4% to Ps 50.4 billion primarily due to an Ps 8.8 billion decrease in net non-operating income in Corficolombiana (further explained in the September 2010-2009 Corficolombiana discussion) and a Ps 7.3 billion decline in net non-operating income in Fidu-Bogota.

Income tax expense

Income tax expense was Ps 370.2 billion for the nine-month period ended September 30, 2010, which was 1.1% lower as compared to the same figure for nine-month period ended September 30, 2009. Banco de Bogotá’s effective tax rate increased significantly for the nine-month period ended September 30, 2010, rising to 28.5%, from 23.3% for the nine-month period ended September 30, 2009. This was primarily due to the fact that a significant portion of the income generated in the first nine months of 2009 was non-taxable income associated with the appreciation of Corficolombiana’s non-consolidated investments.

Non-controlling interest

Banco de Bogotá’s non-controlling interest decreased by Ps 155.3 billion, or 30.9%, for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. The decrease in non-controlling interest was primarily due to the fact that net income before non-controlling interest was lower, but it should be noted that non-controlling interest as a percent of net income before non-controlling interest also decreased, dropping from 40.9% to 37.3%. This was primarily a result of Corficolombiana contributing a greater percentage of Banco de Bogotá’s net income for the nine-month period ended September 2009 as compared to the net income for the nine-month period ended September 2010.

Banco de Bogotá subsegment analysis

As discussed above, Banco de Bogotá’s results of operations are significantly affected by the results of operations of its subsidiaries, Corficolombiana and Porvenir. In order to fully disclose the impact of these subsidiaries on Banco de Bogotá, set forth below is an analysis of the results of operations of each of Corficolombiana and Porvenir for the nine-month period ended September 30, 2010 compared to the nine-month period ended September 30, 2009.

Corficolombiana

Net income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Total interest income	471.2	632.9	(161.7)	(25.5)
Total interest expense	(122.2)	(142.4)	(20.3)	(14.2)
Net interest income	349.0	490.4	(141.4)	(28.8)
Total provisions, net	(73.3)	(4.6)	68.7	1507.5
Total fees and other services income, net	28.4	29.7	(1.4)	(4.6)
Total other operating income	256.3	297.0	(40.7)	(13.7)
Total operating income	560.4	812.6	(252.2)	(31.0)
Total operating expenses	(86.3)	(90.5)	(4.3)	(4.7)
Net operating income	474.1	722.1	(248.0)	(34.3)
Total non-operating income (expense), net	0.8	9.6	(8.8)	(91.9)
Income before income tax expense and non-controlling interest	474.9	731.7	(256.8)	(35.1)
Income tax expense	(79.1)	(72.7)	6.3	8.7
Income before non-controlling interest	395.9	659.0	(263.1)	(39.9)
Non-controlling interest	(39.6)	(39.9)	(0.3)	(0.7)
Net income attributable to shareholders	356.2	619.1	(262.8)	(42.5)

Corficolombiana’s net income decreased by 42.5% to Ps 356.2 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. The most significant drivers of the decrease in net income were the decline in total interest income and the increase in total net provisions. Corficolombiana’s efficiency ratio deteriorated slightly from 10.8% for the first nine months of 2009 to 13.3% for the first nine months of 2010.

Net interest income

Corficolombiana’s net interest income decreased by 28.8% to Ps 349.0 billion for the nine-month period ended September 30, 2010. Total interest income, which consists of income from loans, investment securities, interbank and overnight funds and financial leases, decreased by Ps 161.7 billion to Ps 471.2 billion in the first nine months of 2010. This decrease was almost entirely due to the Ps 165.8 billion decrease in income on investment securities from Ps 559.3 billion for the nine-month period ended September 30, 2009 to Ps 393.4 billion for the nine-month period ended September 30, 2010. The decrease in income from investment securities was due to a decline in income from both the equity and fixed income portfolios.

Corficolombiana’s equity portfolio generated Ps 312.7 billion in income for the nine-month period ended September 30, 2010, which represented a 29.5% decrease from the Ps 443.6 billion produced in the nine-month period ended September 30, 2009. This decrease was primarily due to the realization by Corficolombiana in August 2009 of Ps 400.5 billion of income from its investment in Promigas, reflecting an appreciation in the value of its investment, which was not repeated in the nine-month period ended September 30, 2010. Prior to August 2009, Promigas was classified as a security “available for sale,” and thus, its gains / losses flowed to shareholders’ equity as “unrealized net gains on investments,” as opposed to flowing to the income statement as income on investment securities. In August 2009, the Bolsa de Valores de Colombia reclassified Promigas’ stock from medium to low liquidity. Colombian law established by the Superintendency of Finance mandates that when this type of reclassification occurs for securities that are classified as “available for sale,” the owner of the investment must recognize the gains / losses associated with these shares on the income statement to reflect the appropriate value of the investment. In the fourth quarter of 2009, Corficolombiana reduced the Ps 400.5 billion in income it had recorded under “interest for investment securities” to Ps 260.8 billion as a result of a decision by management considering reasonably possible scenarios and expectations for future decreases in fair value as permitted by the Superintendency of Finance.

Although Corficolombiana’s equity portfolio generated less income in the nine-month period ended September 30, 2010 than in the nine-month period ended September 30, 2009, primarily as a result of the realization of income from the Promigas reclassification in the nine-month period ended September 30, 2009, it is important to note that in the first nine months of 2010 Corficolombiana recorded a similar (albeit smaller) realization of income due to the increase in the liquidity (bursatilidad) of the shares of Sociedad de Inversiones en Energia S.A. (SIE), a publicly traded company (in Colombia) in which it invests. In February 2010, as a result of this increase in liquidity and the corresponding change in Corficolombiana’s accounting of these shares from “available for sale” to “for trading,” the Superintendency of Finance mandated that Corficolombiana recognize as income what had previously been recorded as “unrealized net gains on investments.” The total income realized from SIE’s liquidity change through September 30, 2010 was Ps 200.6 billion.

Corficolombiana’s fixed income portfolio generated Ps 80.8 billion of income for the nine-month period ended September 30, 2010, due primarily to gains arising from the declining interest rate environment. However, this contribution to income was 30.2% less than the Ps 115.7 billion in the nine-month period ended September 30, 2009, which, as previously mentioned, reflected an even steeper decline in interest rates.

Corficolombiana’s interest expense decreased by 14.2% to Ps 122.2 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009, primarily due to a Ps 16.1 billion, or 22.6%, decrease in interest expense on time deposits to Ps 55.1 billion. Again, the reduction in interest expense was primarily a result of the previously discussed declining interest rate environment.

Provisions

Corficolombiana’s net provisions increased by Ps 68.7 billion to Ps 73.3 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. This increase was attributable almost entirely to the Ps 92.2 billion increase in Corficolombiana’s gross provision for foreclosed assets and other assets to Ps 100.1 billion. Under this line item, Corficolombiana recorded a Ps 93.1 billion gross provision required by the Superintendency of Finance related to the realization of income stemming from its investment in SIE. Given that SIE recently began trading publicly (on October 8, 2009) the Superintendency instructed Corficolombiana to establish a provision in order to moderate future impacts related to the volatility in its price. This provision was offset in part by a Ps 23.4 billion recovery of provisions for foreclosed assets and other assets, of which Ps 22.1 billion originated from the reversal of a portion of the provision established for SIE.

Total fees and other services income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	3.0	2.1	0.9	44.4
Fiduciary activities	25.9	25.2	0.7	2.7
Other	4.3	8.2	(3.8)	(47.0)
Total fees and other services income	33.3	35.5	(2.2)	(6.3)
Fees and other services expenses	(4.9)	(5.8)	(0.9)	(15.1)
Total fees and other services income, net	28.4	29.7	(1.4)	(4.6)

Net fee and other services income remained basically unchanged between the nine-month period ended September 30, 2010 and the nine-month period ended September 30, 2009.

Other operating income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(47.7)	(96.8)	49.1	50.7
Gains on derivative operations, net	40.9	124.2	(83.3)	(67.1)
Gains on sales of investments in equity securities, net	17.3	1.7	15.6	903.5
Income from non-financial sector, net	200.3	180.0	20.3	11.2
Dividend income	41.1	82.3	(41.2)	(50.1)
Other	4.4	5.6	(1.2)	(20.9)
Total other operating income	256.3	297.0	(40.7)	(13.7)

Total other operating income decreased by 13.7% to Ps 256.3 billion for the nine-month period ended September 30, 2010. This was primarily due to a decline in gains on derivative operations, which was partially offset by a decrease in losses in foreign exchange operations. Corficolombiana’s derivative operations are partly hedged by corresponding foreign exchange transactions.

A 50.1% decrease in dividend income to Ps 41.1 billion over this period also contributed to the decrease in other operating income; however, this decrease was almost entirely the result of an accounting reclassification. In 2009, Promigas’ and Empresa de Energia de Bogotá’s (EEB) dividends were recorded in dividend income, but as a result of accounting conventions, when the shares of these companies were reclassified from “available for sale” to “for trading” (Promigas explanation included above, for EEB explanation see 2009-2008 Corficolombiana discussion), their dividends began to be recorded under “interest from investment securities” rather than under the dividend income line item. Promigas’ and EEB’s dividends for the nine-month period ended September 30, 2010 were Ps 29.5 billion and Ps 11.8 billion, respectively.

Partially offsetting the decrease in total other operating income was a Ps 15.6 billion increase in gains on sales of investments in equity securities to Ps 17.3 billion. This resulted almost entirely from the sale of Corficolombiana’s 7.5% equity stake in Colombina S.A. Although the sale was formalized in December 2009, due to the form of payment, the income was recorded during the first half of 2010. In the first nine months of 2010, this sale generated Ps 15.8 billion in income. Also partially offsetting the decrease in total other operating income was an 11.2% increase in income from the non-financial sector to Ps 200.3 billion, primarily from Epiandes and PISA, two of Corficolombiana’s consolidated investments.

Operating expenses

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Salaries and employee benefits	(32.1)	(34.2)	(2.1)	(6.1)
Bonus plan payments	(3.9)	(5.0)	(1.1)	(21.1)
Termination payments	(0.2)	(0.4)	(0.2)	(46.1)
Administrative and other expenses	(42.8)	(45.5)	(2.7)	(5.8)
Deposit security, net	(4.0)	(2.9)	1.1	38.4
Charitable and other donation expenses	(0.8)	(0.4)	0.4	120.0
Depreciation	(2.3)	(2.1)	0.2	9.9
Goodwill amortization	—	—	—	—
Total operating expenses	(86.3)	(90.5)	(4.3)	(4.7)

Corficolombiana’s total operating expenses decreased by 4.7% to Ps 86.3 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. This was primarily due to a 5.8% decrease in administrative and other expenses and 6.1% decrease in salaries and employee benefits, attributable, in part, to the synergies resulting from the reorganization of offices described in the 2009-2008 Corficolombiana discussion. Despite the decrease in operating expenses Corficolombiana’s efficiency ratio slightly worsened, increasing from 10.8% for the nine-month period ended September 30, 2010 to 13.3% for the nine-month period ended September 30, 2009, due to its reduced operating income.

Non-operating income (expense)

Total non-operating income (expense) decreased by Ps 8.8 billion to Ps 0.8 billion for the nine-month period ended September 30, 2010, mainly due to an increase in non-operating expenses from Ps 28.8 billion for the first nine months of 2009 to Ps 42.8 billion for the first nine months of 2010. This decrease mainly reflected a Ps 8.3 billion increase in the non-operating expenses of one of Corficolombiana’s consolidated investments (Estudios y Proyectos del Sol S.A., or Episol) in the nine-month period ended September 30, 2010. Although during this period Episol´s non-operating income also increased by a similar amount (it should be noted that Episol’s income and expenses being non-operating because the company is still in a pre-operational stage), Corficolombiana’s non-operating income account did not reflect this increase primarily because Epiandes contributed Ps 11.0 billion in non-operating income in the nine-month period ended September 30, 2009 that was not repeated in the nine-month period ended September 30, 2010.

Porvenir

Porvenir generates income primarily from fees on its customers’ pension contributions, which consist predominantly of monthly mandatory contributions. It also generates net interest income, composed almost entirely of investment income from the appreciation of Porvenir’s proprietary trading portfolio, which can be divided into two components: (1) income from its stabilization reserve, which is the legally required proprietary stake (1% of assets under management) in its funds that are subject to a minimum return guarantee and (2) direct investment portfolio income, which includes income from fixed income securities and money market instruments. As a result, Porvenir’s revenue is mainly affected by the number of contributors, the salaries of contributors, any changes in applicable fee rates and the rate of return of its assets under management.

Net income

Net income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Total interest income	48.6	46.9	1.8	3.8
Total interest expense	(0.1)	(0.3)	(0.2)	(52.0)
Net interest income	48.5	46.6	1.9	4.1
Total provisions, net	(0.2)	(2.2)	(2.0)	—
Total fees and other services income, net	273.8	272.3	1.5	0.6
Total other operating income	2.4	3.0	(0.7)	(22.0)
Total operating income	324.5	319.7	4.8	1.5
Total operating expenses	(136.6)	(130.9)	5.8	4.4
Net operating income	187.9	188.8	(0.9)	(0.5)
Total non-operating income (expense), net	0.5	2.8	(2.3)	(82.1)
Income before income tax expense and non-controlling interest	188.4	191.6	(3.2)	(1.7)
Income tax expense	(63.8)	(66.7)	(2.9)	(4.3)
Income before non-controlling interest	124.6	124.9	(0.3)	(0.3)
Non-controlling interest	(0.1)	(0.0)	0.1	211.8
Net income	124.5	124.9	(0.4)	(0.3)

Porvenir’s net income decreased marginally, by 0.3%, to Ps 124.5 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. The growth of net interest income, the decrease in provisions and the rise in fee income was offset by the increase in operating expense and the decrease in non-operating income. Porvenir’s efficiency ratio worsened slightly over this period, increasing from 39.7% for the first nine months of 2009 to 40.9% for the first nine months of 2010.

Total fees and other services income

Total net fees and other services income consists primarily of commissions earned on the administration of mandatory pension funds, severance funds, voluntary pension funds and third-party liability pension funds. Porvenir’s total net fees and other services income increased slightly by 0.6% to Ps 273.8 billion for the nine-month period ended September 30, 2010, driven primarily by the increase in the revenues received from the administration of mandatory pension funds, which rose by Ps 21.6 billion, from Ps 192.6 billion for the nine-month period ended September 30, 2009 to Ps 214.2 billion for the nine-month period ended September 30, 2010, due to a 4.6% increase in the average number of contributors and a 6.3% increase in the average fee per contributor to Ps 1.1 million.

Additionally, an increase in revenue associated with the management of voluntary pension funds, which rose by Ps 7.4 billion, from Ps 24.8 billion for the nine-month period ended September 30, 2009 to Ps 32.2 billion for the nine-month period ended September 30, 2010, also contributed to the increase in fee revenue.

These increases were partially offset by a Ps 11.8 billion decrease in income from third-party liability pension funds from Ps 24.6 billion for the nine-month period ended September 30, 2009 to Ps 12.8 billion for the nine-month period ended September 30, 2010. This was due to the fact that fees on the management of these funds are dependent upon the yield of the funds, which were lower in the first nine months of 2010 as compared to the first nine months of 2009 due to more challenging market conditions.

Further offsetting the increase in fee income was a Ps 14.1 billion decline in fees from severance fund management, which dropped from Ps 54.9 billion for the nine-month period ended September 30, 2009 to Ps 40.8 billion for the nine-month period ended September 30, 2010. The primary cause of this decrease was a new regulation issued by the Superintendency of Finance that required the creation of two distinct severance funds, a short-term one and a long-term one, as opposed to having just one severance fund. The maximum permissible fee rate was reduced from 4.0% to 3.0% for the long-term severance fund and to 1.0% for the short term fund.

Commissions from banking services, consisting primarily of fees charged to customers on the early withdrawal of pensions, increased by Ps 3.8 billion to Ps 9.8 billion for the nine-month period ended September 30, 2010.

Fees and other service expenses rose slightly, from Ps 31.8 billion for the nine-month period ended September 30, 2009 to Ps 37.3 billion for the nine-month period ended September 30, 2010. This was a product of the organic growth of the business and its main product lines.

Net interest income

Net interest income increased by 4.1% to Ps 48.5 billion for the nine-month period ended September 30, 2010. This increase was primarily due to the higher average volume of the investment portfolio, which increased by 34.0%, from Ps 363.7 billion at September 30, 2009 to Ps 487.3 billion at September 2010. Partially offsetting this increase was a decline in the rate of return of Porvenir’s total investment portfolio. While prevailing market conditions for the nine-month period ended September 30, 2010 were favorable, market conditions for the comparable period in 2009 were more favorable. As a result, Porvenir’s rate of return on its investment portfolio decreased from 17.4% for the nine-month period ended September 30, 2009 to 13.5% for the nine-month period ended September 30, 2010.

Operating expenses

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Salaries and employee benefits	(54.6)	(51.2)	3.4	6.7
Bonus plan payments	(2.9)	(4.9)	(2.0)	(40.1)
Termination payments	(0.2)	(0.9)	(0.7)	(81.4)

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Administrative and other expenses	(75.2)	(70.7)	4.5	6.4
Deposit security, net	—	—	—	—
Charitable and other donation expenses	—	—	—	—
Depreciation	(3.7)	(3.2)	0.5	16.8
Goodwill amortization	—	—	—	—
Total operating expenses	(136.6)	(130.9)	5.8	4.4

Porvenir’s total operating expenses for the nine-month period ended September 30, 2010 increased by 4.4% to Ps 136.6 billion due primarily to the 6.4% growth of administrative and other expenses to Ps 75.2 billion and the 6.7% increase in salaries and employee benefits to Ps 54.6 billion, both consistent with the organic growth of the business. As previously mentioned, Porvenir’s efficiency ratio in the first nine months of 2010 worsened slightly in comparison to its efficiency ratio in the corresponding period in 2009, increasing from 39.7% for the nine-month period ended September 30, 2009 to 40.9% for the nine-month period ended September 30, 2010.

Non-operating income (expense)

Total non-operating income (expense) includes provisions, gains on sale of property, administrative authority fines, and labor demand penalties. Total non-operating income (expense) for the nine-month period ended September 30, 2010 decreased by Ps 2.3 billion from Ps 2.8 billion in the nine-month period ended September 30, 2009 to Ps 0.5 billion. An especially high reversal of provisions in the first nine months of 2009, which was not repeated in the first nine months of 2010, was the main driver of the decrease in non-operating income.

Banco de Occidente

Net income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Total interest income	1,066.0	1,400.2	(334.2)	(23.9)
Total interest expense	(354.3)	(586.7)	(232.4)	(39.6)
Net interest income	711.8	813.6	(101.8)	(12.5)
Total provisions, net	(177.5)	(210.6)	(33.1)	(15.7)
Total fees and other services income, net	139.0	161.6	(22.6)	(14.0)
Total other operating income	272.7	236.2	36.6	15.5
Total operating income	946.0	1,000.7	(54.7)	(5.5)
Total operating expenses	(568.2)	(570.5)	(2.2)	(0.4)
Net operating income	377.8	430.2	(52.5)	(12.2)
Total non-operating income (expense), net	16.2	12.5	3.7	29.4
Income before income tax expense and non-controlling interest	394.0	442.8	(48.8)	(11.0)
Income tax expense	(87.7)	(113.8)	(26.1)	(22.9)
Income before non-controlling interest	306.2	329.0	(22.7)	(6.9)
Non-controlling interest	(1.7)	(30.9)	(29.2)	(94.5)
Net income attributable to shareholders	304.5	298.1	6.5	2.2

Banco de Occidente’s net income attributable to its shareholders increased by 2.2% to Ps 304.5 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. The primary cause of this increase was the growth of total other operating income by 15.5% to Ps 36.6 billion (mainly as a result of a rise in dividend income from Corficolombiana, of which Banco de Occidente owns 13.4%). Banco de

Occidente’s efficiency ratio worsened slightly during this period, increasing from 38.7% for the nine-month period ended September 30, 2009 to 42.6% for the nine-month period ended September 30, 2010. Minority interest decreased by 94.5% to Ps 1.7 billion due to the merger of Banco de Occidente and Leasing de Occidente, which occurred during the first six months of 2010.

Net interest income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Interest income:
Interest on loans	703.1	960.7	(257.5)	(26.8)
Interest on investment securities	155.0	174.1	(19.1)	(11.0)
Interbank and overnight funds	16.7	28.1	(11.4)	(40.6)
Financial leases	191.3	237.4	(46.1)	(19.4)
Total interest income	1,066.0	1,400.2	(334.2)	(23.9)
Interest expense:
Checking accounts	(3.5)	(3.2)	0.3	8.7
Time deposits	(111.6)	(210.7)	(99.1)	(47.0)
Saving deposits	(108.4)	(173.3)	(64.9)	(37.4)
Total interest expense from deposits	(223.5)	(387.2)	(163.7)	(42.3)
Borrowing from banks and others	(58.4)	(95.5)	(37.1)	(38.8)
Interbank and overnight funds (expenses)	(3.7)	(4.3)	(0.6)	(13.9)
Long-term debt (bonds)	(68.7)	(99.7)	(31.0)	(31.1)
Total interest expense	(354.3)	(586.7)	(232.4)	(39.6)
Net interest income	711.8	813.6	(101.8)	(12.5)

Banco de Occidente’s net interest income decreased by 12.5% from Ps 813.6 billion to Ps 711.8 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. This decrease was primarily driven by a 25.3% decrease in the interest earned on loans and financial leases to Ps 894.4 billion for the nine-month period ended September 30, 2010. The decrease in average annualized yield for loans and financial leases from 15.7% for the nine-month period ended September 30, 2009 to 11.6% for the nine-month period ended September 30, 2010 reflected the fact that 58.9% of Banco de Occidente’s gross loan portfolio at September 30, 2010 was concentrated in commercial loans which, as mentioned in the September 2010-2009 Grupo Aval discussion above, saw their yield particularly affected by the declining interest rate environment. The decrease in yield resulted in a Ps 321.0 billion decline in interest income from loans and financial leases. Partially offsetting this decrease in interest income was the 1.2% growth of Banco de Occidente’s average loan and financial lease portfolio, primarily in consumer loans and financial leases, to Ps 10,303.4 billion. The growth in the balance of this portfolio resulted in an increase of Ps 17.4 billion in interest income.

Interest income from investment securities decreased by 11.0% to Ps 155.0 billion. The fixed income portfolio generated Ps 154.9 billion, or 99.97%, of Banco de Occidente’s earnings on investment securities for the nine-month period ended September 30, 2010, reflecting gains resulting from the declining interest rate environment as well as interest accrued on the portfolio. Nevertheless, the earnings from fixed income investments for the nine-month period ended September 30, 2010 was 11.0% less than the Ps 171.1 billion earned on fixed income investments in the nine-month period ended September 30, 2009, primarily due to challenging months in January and February 2010 stemming from the volatility of fixed income interest rates in these first couple of months (explained in further depth in the September 2010-2009 Grupo Aval discussion). The equity portfolio generated the remaining Ps 0.1 billion, or 0.03%, of the interest income from investment securities, which was down from the Ps 2.9 billion produced by the equity portfolio in the nine-month period ended September 30, 2009.

The decrease in interest income was partially offset by a 39.6% decline in total interest expense to Ps 354.3 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. The decrease in interest paid on interest-bearing liabilities reflected a decreased average cost of funding, primarily in savings deposits and time deposits. The annualized nominal interest rate paid on interest-bearing liabilities decreased from an average of 7.1% for the nine-month period ended September 30, 2009 to 4.2% for the nine-month period ended September 30, 2010, which resulted in a Ps 223.5 billion decrease in interest expense. This decrease was partially offset by a 2.2% increase in the balance of average interest bearing liabilities to Ps 11,277.7 billion (primarily reflecting increased savings deposits and long-term debt) from September 30, 2009 to September 30, 2010, which was responsible for a Ps 8.9 billion increase in interest expense.

Banco de Occidente’s net interest margin decreased to 6.1% for the nine-month period ended September 30, 2010, down from 7.8% for the nine-month period ended September 30, 2009. Similarly, the spread between the yield earned on its loans and financial leases and the cost of its interest bearing liabilities decreased from 8.6% for the nine-month period ended September 30, 2009 to 7.4% for the nine-month period ended September 30, 2010. In addition to its high concentration in commercial loans, Banco de Occidente’s assets repriced faster than its liabilities due to the fact that a high proportion of its gross loans are due in one year or less (55.1% at September 30, 2010 compared to the Grupo Aval consolidated average of 43.9% at September 30, 2010), which are particularly sensitive to repricing in an environment of declining interest rates.

Provisions

Total net provisions decreased by 15.7% to Ps 177.5 billion for the nine-month period ended September 30, 2010, driven by a decrease in provisions and a marginal increase in recoveries. Net provisions for loan and financial lease losses, the main component of total net provisions, decreased by 3.0% to Ps 182.1 billion as a result of the slight improvement of Banco de Occidente’s credit quality. Banco de Occidente’s past due loans decreased by 17.0% to Ps 413.1 billion and its delinquency ratio decreased from 4.6% at September 30, 2009 to 3.7% at September 30, 2010. This decrease was primarily a result of a reduction in past due consumer loans, which decreased by 24.8% to Ps 116.9 billion (with a drop in their delinquency ratio from 7.4% to 5.3%), and past due commercial loans, which decreased by 17.9% to Ps 182.7 billion (with a drop in their delinquency ratio from 3.4% to 2.7%).

Charge-offs decreased slightly by 0.3% to Ps 147.2 billion for the nine-month period ended September 30, 2010. Consistent with the marginal decrease in charge-offs and the growth in average loans and financial leases, Banco de Occidente’s charge-offs to average loans and financial leases ratio declined from an annualized 1.83% for the nine-month period ended September 30, 2009 to 1.80% for the nine-month period ended September 30, 2010. The fact that Banco de Occidente’s net provisions for loan and financial lease losses were greater than its charge-offs resulted in a 3.3% increase in its allowance for loan and financial lease losses to Ps 595.2 billion at September 30, 2010. The growth of Banco de Occidente’s allowance, combined with the decrease in past due loans, resulted in the increase of its coverage ratio from 115.8% at September 30, 2009 to 144.1% at September 30, 2010.

Net provisions for accrued interest and other receivables decreased by 43.2% to Ps 21.8 billion due to the aforementioned improvement in the Colombian economy.

Net provisions for foreclosed assets and other assets decreased by Ps 4.4 billion, or 101.1%, to Ps (0.05) billion (indicating a net recovery of Ps 0.05 billion) for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. Gross provisions for foreclosed assets and other assets decreased by Ps 2.0 billion to Ps 4.9 billion for the nine-month period ended September 30, 2010, while reversals of provisions for foreclosed and other assets increased by Ps 2.4 billion to Ps 4.9 billion.

The recovery of charged-off assets increased by Ps 6.5 billion primarily as a result of a more effective recovery effort by Banco de Occidente.

Total fees and other services income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	90.0	112.0	(22.0)	(19.7)
Branch network services	—	—	—	—
Credit card merchant fees	60.0	27.0	33.0	122.0
Checking fees	17.2	17.0	0.2	1.2
Warehouse services	—	—	—	—
Fiduciary activities	27.8	24.8	3.1	12.5
Pension plan administration	—	—	—	—
Other	19.5	20.7	(1.2)	(5.9)
Total fees and other services income	214.6	201.6	13.0	6.5
Fees and other services expenses	(75.6)	(40.0)	35.6	89.1
Total fees and other services income, net	139.0	161.6	(22.6)	(14.0)

Total net fees and other services income for the nine-month period ended September 30, 2010 decreased by 14.0% to Ps 139.0 billion. In 2010, the Superintendency of Finance required Banco de Occidente to change the way it classified certain income / expenses. Specifically, it ordered the bank to split its credit card merchant fees into gross revenue and expenses (it was previously recorded on a net basis). This almost entirely explains the Ps 33.0 increase in credit card merchant fees, as well as the Ps 13.0 billion increase in fees and other services expenses. The Ps 22.0 billion decrease in commissions from banking services is also explained by a reclassification that occurred in the first semester of 2010. Banco de Occidente moved Ps 25.2 billion of this income to “income from the non-financial sector, net” under “other operating income,” as it was related to income generated by Ventas y Servicios S.A., a real-sector company consolidated by Banco de Occidente. The reported amount for the line item “income from the non-financial sector” in the 2010 period is much less than the Ps 25.2 billion other income reclassification because the reported amount was net of Ps 23.9 billion of expenses, which were reallocated from operating expenses (primarily administrative and other expenses and salaries and employee benefits).

Other operating income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	12.9	(16.7)	29.6	177.5
Gains on derivative operations, net	26.0	60.5	(34.6)	(57.1)
Gains on sales of investments in equity securities, net	0.0	—	0.0	—
Income from non-financial sector, net (1)	1.2	—	1.2	—
Dividend income	111.7	68.7	43.0	62.7
Other	120.9	123.7	(2.8)	(2.2)
Other operating income	272.7	236.2	36.6	15.5

Total other operating income for the nine-month period ended September 30, 2010 increased by 15.5% to Ps 272.7 billion. Banco de Occidente’s dividend income increased by 62.7% to Ps 111.7 billion, primarily as a result of higher dividends paid by Corficolombiana. Corficolombiana’s dividend income for the nine-month period ended September 30, 2010 was much higher because its dividend payments are based on its previous nine-month’s net income, and Corficolombiana’s net income for the nine-month period ended September 30, 2009 was particularly high due to the realization of income associated with the appreciation of its investments in Promigas and Empresa de Energia de Bogotá (further explained in the September 2010-2009 Corficolombiana discussion). This increase was partially offset by a Ps 34.6 billion decrease in net gains on derivative operations to Ps 26.0 billion, though this was almost entirely compensated by a related Ps 29.6 billion increase in net foreign exchange gains. The Ps 1.2 billion net income from the non-financial sector consisted of income related to Ventas y Servicios S.A., a subsidiary of Banco de Occidente. Prior to 2010, when a change in accounting policies resulted in Ventas y Servicios’ net income being recorded under the line item “income from non-financial sector,” it was divided among various different line items on Banco de Occidente’s financial statements.

Operating expenses

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Salaries and employee benefits	(204.3)	(204.4)	(0.1)	(0.1)
Bonus plan payments	(14.9)	(13.8)	1.0	7.2
Termination payments	(3.3)	(2.5)	0.8	30.4
Administrative and other expenses	(239.3)	(225.1)	14.2	6.3
Deposit security, net	(15.7)	(22.8)	(7.2)	(31.4)
Charitable and other donation expenses	(0.7)	(0.1)	0.6	437.2
Depreciation	(89.2)	(89.1)	0.1	0.1
Goodwill amortization	(0.9)	(12.5)	(11.6)	(92.4)
Total operating expenses	(568.2)	(570.5)	(2.2)	(0.4)

Total operating expenses for the nine-month period ended September 30, 2010 decreased by 0.4% to Ps 568.2 billion, reflecting a Ps 11.6 billion decrease in goodwill amortization due to the additional amortization of Ps 10.2 billion in the first six months of 2009 and a Ps 7.2 billion decrease in net deposit security expenses. This decrease was partially offset by a 6.3% increase of administrative and other expenses to Ps 239.3 billion associated with the organic growth of the business. Salaries and employee benefits decreased slightly, by 0.1% to Ps 204.3 billion, which considering the increase in total employees from 7,654 at September 30, 2009 to 8,060 at September 30, 2010, represents a 5.1% per capita decrease. Despite the slight decrease in total operating expenses, Banco de Occidente’s efficiency ratio worsened slightly from the nine-month period ended September 30, 2009 as compared to the nine-month period ended September 30, 2010, increasing from 38.7% to 42.6%, respectively. Nevertheless, Banco de Occidente’s efficiency ratio is still among the best for the Grupo Aval banks, and the Colombian financial system as a whole, due to the bank’s efficient use of its office branch network and its ability to conduct business directly through its Treasury department.

Non-operating income (expense)

Total non-operating income (expense), which represented 4.1% of income before income tax expense and non-controlling interest for the nine-month period ended September 30, 2010, includes gains (losses) from the sale of foreclosed assets, property, plant and equipment, and other assets and income. This line item increased by Ps 3.7 billion to Ps 16.2 billion for the nine-month period ended September 30, 2010, primarily due to the sale of a warehouse in 2010 that generated approximately Ps 5.0 billion of non-operating income.

Income tax expense

Income tax expense decreased by 22.9% to Ps 87.7 billion for the nine-month period ended September 30, 2010. This was reflected in Banco de Occidente’s 22.3% effective tax rate for this period, which was 343 basis points below the 25.7% rate that prevailed for the nine-month period ended September 30, 2009. This decrease was primarily due to the fact that a significant portion of the income generated by Banco de Occidente in the nine-month period ended September 30, 2010 stemmed from dividend income from its investment in Corficolombiana, which is non-taxable according to Colombian regulations. It is important to note that Banco de Occidente’s historic (and current) relatively low effective tax rate is a result not only of the significant non-taxable dividend income it receives from Corficolombiana and Porvenir, but also from deductions associated with Leasing de Occidente’s operations, mainly related to the fact that it holds productive assets (which it leases) that provide a tax deduction equivalent to 30% of their purchase price.

Non-controlling interest

Banco de Occidente’s non-controlling interest decreased by 94.5% to Ps 1.7 billion. This decrease was due to Banco de Occidente’s merger with Leasing de Occidente, an entity that Banco de Occidente previously consolidated on its financial statements, despite owning only 34.4%, due to a control agreement signed with Corficolombiana (which owned 45.2% of Leasing de Occidente). As per the merger agreement, Banco de Occidente issued shares in exchange for the outstanding shares of Leasing de Occidente, and as a result, its shares outstanding increased from 137.0 million to 149.8 million. Due to Corficolombiana’s sizable stake in Leasing de Occidente, following the transaction it owned 6.1% of Banco de Occidente’s shares outstanding. These shares are expected to be sold. At January 7, 2011, Corficolombiana had sold 2.1%, and it expects that approximately 70% of its remaining 4.0% interest in Banco de Occidente will be sold by December 31, 2011 and the remaining 30% will be sold by December 31, 2012, in each case, in open-market transactions through the Colombian Stock Exchange.

Banco Popular

Net income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Total interest income	946.2	1,095.3	(149.1)	(13.6)
Total interest expense	(242.0)	(421.8)	(179.8)	(42.6)
Net interest income	704.2	673.5	30.7	4.6
Total provisions, net	(59.9)	(81.1)	(21.1)	(26.0)
Total fees and other services income, net	100.7	111.9	(11.2)	(10.0)
Total other operating income	36.0	23.1	12.9	55.9
Total operating income	781.0	727.5	53.5	7.4
Total operating expenses	(423.3)	(394.8)	28.6	7.2
Net operating income	357.6	332.7	24.9	7.5
Total non-operating income (expense), net	49.8	(9.1)	58.9	(648.3)
Income before income tax expense and non-controlling interest	407.4	323.6	83.8	25.9
Income tax expense	(121.9)	(96.9)	25.0	25.8
Income before non-controlling interest	285.5	226.7	58.8	26.0
Non-controlling interest	(3.0)	(1.2)	1.8	154.1
Net income attributable to shareholders	282.5	225.5	57.0	25.3

Banco Popular’s net income attributable to its shareholders increased by 25.3% to Ps 282.5 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009 mainly because of: 1) an increase in net interest income, which was a result of decreasing its total interest expense by more than the decrease in its total interest income and 2) an increase in non-operating income, which was primarily a result of the reversal of a portion of their provisions for employee pension plans and the recovery of guaranties for charged-off loans from the Fondo Nacional de Garantías (Colombian National Guaranty Fund). This was offset in part by an increase in operating expenses, which was primarily responsible for the slight worsening of Banco Popular’s efficiency ratio from 47.2% for the nine-month period ended September 30, 2009 to 48.5% for the nine-month period ended September 30, 2010.

Net interest income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Interest income:
Interest on loans	798.5	865.9	(67.4)	(7.8)
Interest on investment securities	114.7	169.9	(55.3)	(32.5)
Interbank and overnight funds	12.6	36.5	(23.9)	(65.6)
Financial leases	20.5	23.0	(2.5)	(10.9)
Total interest income	946.2	1,095.3	(149.1)	(13.6)
Interest expense:
Checking accounts	(1.4)	(15.9)	(14.6)	(91.4)
Time deposits	(65.9)	(153.1)	(87.2)	(56.9)
Saving deposits	(126.2)	(210.5)	(84.3)	(40.1)
Total interest expense on deposits	(193.5)	(379.5)	(186.1)	(49.0)
Borrowing from banks and others	(7.3)	(15.4)	(8.1)	(52.7)
Interbank and overnight funds (expenses)	(2.0)	(1.8)	0.2	13.2
Long-term debt (bonds)	(39.2)	(25.1)	14.1	56.2
Total interest expense	(242.0)	(421.8)	(179.8)	(42.6)
Net interest income	704.2	673.5	30.7	4.6
Banco Popular’s net interest income grew by 4.6% to Ps 704.2 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. This increase was driven primarily by the 42.6% decrease in interest expense to Ps 242.0 billion amidst the previously discussed declining interest rate environment. The decrease in interest expense was concentrated in time deposits, for which interest expense decreased by 87.2 billion, and savings accounts, for which interest expense decreased by Ps 84.3 billion. The annualized nominal interest rate paid on interest-bearing liabilities decreased from an average of 7.0% for the nine-month period ended September 30, 2009 to 3.9% for the nine-month period ended September 30, 2010, which excluding interbank and overnight funds, resulted in a Ps 198.4 billion decrease in interest expense. This decrease was partially offset by a 4.9% increase in the balance of average interest bearing liabilities to Ps 8,375.0 billion (primarily reflecting increased savings deposits and long-term debt) from September 30, 2009 to September 30, 2010, which was responsible for a Ps 18.3 billion increase in interest expense (excluding the impact of interbank and overnight funds).

A decline in Banco Popular’s interest income from loans and financial leases, which decreased by 7.9% to Ps 819.0 billion, partially offset the decrease in interest expense. This decrease was comparatively less pronounced due to the fact that a substantial portion of its loan portfolio is concentrated in consumer loans (55.1% of its total gross loan portfolio at September 30, 2010), which as mentioned in the September 2010-2009 Grupo Aval discussion, were relatively less affected by the declining interest rate environment. Nevertheless, the decrease in average annualized yield for loans and financial leases from 18.8% for the nine-month period ended September 30, 2009 to 15.1% for the nine-month period ended September 30, 2010 resulted in a Ps 175.6 billion decline in interest income from loans and financial leases. Partially offsetting the decrease in interest income from the decline in yield was the 14.5% growth of Banco Popular’s average loan and financial lease portfolio, primarily in consumer and commercial loans, to Ps 7,212.7 billion. The growth in the balance of this portfolio resulted in an increase of Ps 105.6 billion in interest income.

A decrease in interest income from investment securities, which declined by 32.5% to Ps 114.7 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009, also partially offset the decrease in interest expense. The fixed income portfolio generated Ps 114.1 billion of interest income from investment securities, accounting for 99.5% of Banco Popular’s earnings on investment securities for the nine-month period ended September 30, 2010. This was 32.1% lower than the Ps 168.2 billion of income generated by fixed income securities for the nine-month period ended September 30, 2009 for the reasons explained in the September 2010-2009 Grupo Aval discussion. Banco Popular’s equity portfolio generated the remaining Ps

0.6 billion, or 0.5%, of income from investment securities for the nine-month period ended September 30, 2010. This was marginally lower than the Ps 1.8 billion yielded by its equity portfolio in the nine-month period ended September 30, 2009.

Banco Popular’s net interest margin decreased slightly, from 10.0% for the nine-month period ended September 30, 2009 to 9.2% for the nine-month period ended September 30, 2010. The spread between the yield earned on its loans and financial leases and the cost of its interest bearing liabilities decreased only very marginally from 11.8% for the nine-month period ended September 30, 2009 to 11.3% for the nine-month period ended September 30, 2010.

Provisions

Total net provisions decreased by 26.0% to Ps 59.9 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009, driven by a decrease in provisions for accrued interest and other receivables and an increase in recoveries of charged-off assets, offset in part by an increase in net provisions for loan and financial lease losses.

Net provisions for loan and financial lease losses, the main component (by volume) of total net provisions, slightly increased by 2.4% to Ps 75.6 billion due to the marginal 2.5% increase in past due loans to Ps 244.5 billion at September 30, 2010. Nevertheless, due to the aforementioned 14.5% growth of its total average loan and financial lease portfolio, Banco Popular’s delinquency ratio decreased significantly from 3.5% at September 30, 2009 to 3.0% at September 30, 2010. This decrease was primarily a result of a reduction in the delinquency ratio of commercial loans, which decreased from 3.4% at September 30, 2009 to 2.3% at September 30, 2010, which was a result of both a decrease in past due loans and an increase in the total commercial loan portfolio. Despite the 17.6% increase in consumer past due loans over this period, the delinquency ratio for consumer loans only increased 14 basis points, moving from 2.99% to 3.13%, due to the growth of the total consumer loan portfolio.

Charge-offs increased by 46.1% to Ps 44.1 billion for the nine-month period ended September 30, 2010. Consistent with the increase in charge-offs, Banco Popular’s charge-offs to average loan ratio increased from an annualized 0.6% for the nine-month period ended September 30, 2009 to 0.8% for the nine-month period ended September 30, 2010. Despite this increase, the ratio of charge-offs to average loans was still relatively low, especially for a bank concentrated in consumer loans. Moreover, even with the increase in charge-offs, Banco Popular’s net provisions for loan and financial leases were still significantly greater than its charge-offs, which resulted in a 16.2% increase in its allowance for loan and financial lease losses to Ps 370.7 billion at September 30, 2010. The growth of Banco Popular’s allowance resulted in the increase of its coverage ratio from 133.8% at September 30, 2009 to 151.6% at September 30, 2010.

Net provisions for accrued interest and other receivables decreased by 83.3% to Ps 1.9 billion. The reason for this decrease is further explained in the Grupo Aval September 2010-2009 discussion.

Net provisions for foreclosed assets and other assets decreased by Ps 7.6 billion to Ps 4.6 billion (indicating a net recovery of Ps 4.6 billion) for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. Gross provisions for foreclosed assets and other assets decreased by Ps 2.4 billion to Ps 2.4 billion for the nine-month period ended September 30, 2010, while reversals of provisions for foreclosed and other assets increased by Ps 5.2 billion to Ps 7.0 billion.

Banco Popular’s recovery of charged-off assets increased by Ps 6.1 billion to Ps 12.9 billion primarily as a result of both a higher level of charge-offs and higher collections stemming from the overall improved economic environment.

Total fees and other services income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	63.1	71.6	(8.5)	(11.9)
Branch network services	—	—	—	—
Credit card merchant fees	3.5	2.5	1.0	41.7
Checking fees	3.2	3.5	(0.3)	(8.3)
Warehouse services	40.9	44.8	(3.9)	(8.6)
Fiduciary activities	7.7	8.1	(0.4)	(4.9)
Pension plan administration	1.4	0.8	0.6	78.5
Others	7.7	8.0	(0.3)	(3.4)
Total fees and other services income	127.5	139.2	(11.7)	(8.4)
Fees and other services expenses	(26.8)	(27.3)	(0.5)	(1.7)
Total fees and other services income, net	100.7	111.9	(11.2)	(10.0)

Total net fees and other services income for the nine-month period ended September 30, 2010 decreased by 10.0% to Ps 100.7 billion as compared to the results for the nine-month period ended September 30, 2009. This decline was primarily due to an 11.9% drop in commissions from banking services to Ps 63.1 billion as a result of the decision not to renew a government contract, for which the Colombian government wanted to establish new terms. This contract was subsequently assigned to Banco Agrario, a Colombian state-owned bank.

Other operating income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(3.7)	(4.3)	0.7	15.5
Gains on derivative operations, net	0.0	0.1	(0.1)	(96.9)
Gains on sales of investments in equity securities, net	(0.0)	—	(0.0)	—
Income from non-financial sector, net	2.5	—	2.5	—
Dividend income	27.8	14.8	12.9	87.2
Other	9.4	12.5	(3.1)	(24.6)
Total other operating income	36.0	23.1	12.9	55.9

Total other operating income for the nine-month period ended September 30, 2010 increased by 55.9% to Ps 36.0 billion as compared to the results for the nine-month period ended September 30, 2009. This increase was primarily a result of an increase in dividend income, especially from Corficolombiana, of which Banco Popular owns approximately 5.5%. The reason for the increase in dividend income from Corficolombiana is included in the Banco de Occidente September 2010-2009 discussion in the other operating income section. The Ps 2.5 billion net income from the non-financial sector is composed of income related to Inca S.A., a subsidiary of Banco Popular of which it owns approximately 43.0%. Prior to 2010, when a change in accounting policies resulted in Inca’s net income being recorded under the line item “income from non-financial sector,” it was divided among different line items in Banco Popular’s financial statements.

Operating expenses

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Salaries and employee benefits	(177.0)	(168.1)	9.0	5.3
Bonus plan payments	(3.0)	(2.3)	0.7	29.4
Termination payments	(0.0)	(0.3)	(0.3)	(86.1)
Administrative and other expenses	(206.8)	(192.2)	14.5	7.5
Deposit security, net	(20.0)	(17.9)	2.1	11.6
Charitable and other donation expenses	(0.9)	(1.0)	(0.1)	(10.6)
Depreciation	(15.6)	(12.9)	2.7	21.2
Goodwill amortization	—	—	—	—
Total operating expenses	(423.3)	(394.8)	28.6	7.2

Total operating expenses for the nine-month period ended September 30, 2010 grew by 7.2% to Ps 423.3 billion, principally due to a 7.5% increase in administrative and other expenses as a result of the growth in the loan and financial lease portfolio. Salaries and employee benefits increased by 5.3% to Ps 177.0 billion, which was in line with the organic growth of the business. Considering the increase in headcount from 5,903 at September 30, 2009 to 6,193 at September 30, 2010, the rise in salaries and employee benefits represented a 0.4% increase on a per capita basis. Primarily as a result of the increase in operating expenses, Banco Popular’s efficiency ratio deteriorated slightly from 47.2% for the nine-month period ended September 30, 2009 to 48.5% for the nine-month period ended September 30, 2010.

Non-operating income (expense)

Total net non-operating income (expense) for the nine-month period ended September 30, 2010 increased by Ps 58.9 billion to Ps 49.8 billion, driven primarily by: (1) an approximately Ps 34.4 billion reversal of provisions for employee pension plans and (2) a Ps 17.0 billion recovery of guarantees for charged off loans (primarily corresponding to small and medium-sized business) from the Colombian National Guaranty Fund. The Colombian National Guaranty Fund guarantees loans to certain industries and businesses that the government has identified as important strategic investments for the country’s development. Additionally, Banco Popular also experienced a decrease in legal expenses for labor lawsuits for the nine months ended September 30, 2010.

Income tax expense

Income tax expense for Banco Popular increased by Ps 25.0 billion to Ps 121.9 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. This increase was primarily due to higher income before income tax expense and non-controlling interest, as Banco Popular’s effective tax rate, calculated before removing non-controlling interest, remained essentially unchanged at 29.9% on a period-over-period basis.

Non-controlling interest

Banco Popular’s non-controlling interest increased by Ps 1.8 billion to Ps 3.0 billion. Non-controlling interest is not a significant contributor to net income for Banco Popular, responsible for only 1.0% of net income for the nine-month period ended September 30, 2010.

Banco AV Villas

Net income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Total interest income	511.2	556.6	(45.4)	(8.2)
Total interest expense	(107.1)	(172.4)	(65.3)	(37.9)
Net interest income	404.1	384.2	(19.9)	(5.2)
Total provisions, net	(80.2)	(119.9)	(39.7)	(33.1)
Total fees and other services income, net	104.5	108.0	(3.6)	(3.3)
Total other operating income	3.2	3.7	(0.5)	(13.3)
Total operating income	431.6	376.0	55.5	14.8
Total operating expenses	(294.3)	(276.7)	17.7	6.4
Net operating income	137.2	99.4	37.9	38.1
Total non-operating income (expense), net	7.5	9.8	(2.2)	(22.9)
Income before income tax expense and non-controlling interest	144.8	109.1	35.6	32.6
Income tax expense	(39.1)	(32.0)	7.1	22.3
Income before non-controlling interest	105.7	77.2	28.5	36.9
Non-controlling interest	(0.3)	(0.4)	(0.1)	(25.0)
Net income attributable to shareholders	105.4	76.8	28.6	37.3

Banco AV Villas’ net income attributable to its shareholders increased by 37.3% to Ps 105.4 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. This increase was primarily due to a reduction in provision expenses (resulting from an improvement in asset quality) and an increase in net interest income, partially offset by an increase in operating expenses. During this period, Banco AV Villas’ efficiency ratio worsened slightly, increasing from 53.5% for the nine-month period ended September 30, 2009 to 55.0% for the nine-month period ended September 30, 2010.

Net interest income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Interest income:
Interest on loans	431.2	464.3	(33.0)	(7.1)
Interest on investment securities	76.2	86.1	(10.0)	(11.6)
Interbank and overnight funds	3.7	6.1	(2.4)	(39.1)
Financial leases	—	—	—	—
Total interest income	511.2	556.6	(45.4)	(8.2)
Interest expense:
Checking accounts	(0.6)	(0.5)	0.1	17.9
Time deposits	(64.8)	(101.9)	(37.1)	(36.4)
Saving deposits	(28.1)	(47.4)	(19.4)	(40.8)
Total interest expense on deposits	(93.5)	(149.9)	(56.4)	(37.6)
Borrowing from banks and others	(3.7)	(3.0)	0.8	26.0
Interbank and overnight funds (expenses)	(9.9)	(19.6)	(9.7)	(49.4)
Long-term debt (bonds)	—	—	—	—
Total interest expense	(107.1)	(172.4)	(65.3)	(37.9)
Net interest income	404.1	384.2	(19.9)	5.2

Banco AV Villas’ net interest income increased by 5.2% to Ps 404.1 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009.

Total interest expense declined 37.9% to Ps 107.1 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. The decrease in interest paid on interest-bearing liabilities reflected a decreased average cost of funding, primarily in time deposits. The annualized nominal interest rate paid on interest-bearing liabilities decreased from an average of 5.3% for the nine-month period ended September 30, 2009 to 2.9% for the nine-month period ended September 30, 2010, which resulted in a Ps 79.5 billion decrease in interest expense. This decrease was partially offset by a 14.0% increase in the balance of average interest bearing liabilities to Ps 4,932.1 billion (primarily reflecting increased savings and time deposits) from September 30, 2009 to September 30, 2010, which was responsible for a Ps 14.2 billion increase in interest expense.

Interest earned on loans and financial leases decreased by 7.1% to Ps 431.3 billion for the nine-month period ended September 30, 2010. This decrease was relatively less pronounced than the decline in interest expense, as a substantial portion of AV Villas’ loan portfolio is concentrated in consumer loans (42.2% of its total gross loan portfolio at September 30, 2010), which as mentioned in the September 2010-2009 Grupo Aval discussion, were relatively less affected by the declining interest rate environment. Nevertheless, the decrease in Banco AV Villas’ average annualized yield for loans and financial leases from 17.3% for the nine-month period ended September 30, 2009 to 13.8% for the nine-month period ended September 30, 2010 resulted in a Ps 95.4 billion decline in interest income from loans and financial leases. Partially offsetting the decrease in interest income from the decline in yield was the 16.9% growth of Banco AV Villas’ average loan and financial lease portfolio, primarily in consumer loans, to Ps 4,179.2 billion. The growth in the balance of this portfolio resulted in an increase of Ps 62.3 billion in interest income.

Interest income from investment securities decreased by 11.6% to Ps 76.2 billion. The fixed income portfolio generated Ps 76.1 billion, or 99.9%, of Banco AV Villas’ earnings on investment securities for the nine-month period ended September 30, 2010, reflecting gains resulting from the declining interest rate environment as well as interest accrued on the portfolio. Nevertheless, the earnings from fixed income investments for the nine-month period ended September 30, 2010 were 11.1% less than the Ps 85.6 billion earned on fixed income investments in the nine-month period ended September 30, 2009 for the reasons explained in the September 2010-2009 Grupo Aval discussion. The equity portfolio generated the remaining Ps 0.1 billion, or 0.1%, of the interest income from investment securities, which was only slightly less than the Ps 0.6 billion in income yielded by the equity portfolio in the nine-month period ended September 30, 2009.

Banco AV Villas’ net interest margin decreased from 10.6% for the nine-month period ended September 30, 2009 to 9.5% for the nine-month period ended September 30, 2010. Similarly, the spread between the yield earned on its loans and financial leases and the cost of its interest bearing liabilities decreased from 12.0% for the nine-month period ended September 30, 2009 to 10.9% for the nine-month period ended September 30, 2010.

Provisions

Total net provisions decreased by 33.1% to Ps 80.2 billion for the nine-month period ended September 30, 2010. This decrease was primarily driven by a decrease in net provisions for loan and financial lease losses, the main component (by volume) of total net provisions, which decreased by 25.4%, or Ps 33.4 billion, to Ps 98.3 billion as a result of the improvement of Banco AV Villas’ credit quality, which was in line with the overall recovery of the Colombian economy. Banco AV Villas’ past due loans decreased by 22.9% to Ps 239.2 billion and its delinquency ratio decreased from 7.5% at September 30, 2009 to 5.2% at September 30, 2010. This decrease was primarily a result of a reduction in past due mortgage loans, which decreased by 29.0% to Ps 84.3 billion (with a drop in their delinquency ratio from 17.0% to 11.7%), and past due consumer loans, which decreased by 16.6% to Ps 107.7 billion (with a drop in their delinquency ratio from 8.0% to 5.5%).

Charge-offs decreased by 8.2% to Ps 64.2 billion for the nine-month period ended September 30, 2010. Consistent with the decrease in charge-offs, Banco AV Villas’ charge-offs to average loan ratio declined from an annualized 2.4% for the nine-month period ended September 30, 2009 to 2.0% for the nine-month period ended September 30, 2010. The fact that Banco AV Villas’ net provisions for loan and financial lease losses were greater than its charge-offs resulted in a 17.5% increase in its allowance for loan and financial lease losses to Ps 250.3 billion at September 30, 2010. The growth of Banco AV Villas’ allowance, combined with the decrease in past due loans, resulted in the significant increase of its coverage ratio from 68.6% at September 30, 2009 to 104.6% at September 30, 2010.

Net provisions for accrued interest and other receivables decreased by 70.4% to Ps 1.7 billion as a result of the same reasons previously mentioned in the Grupo Aval September 2010–2009 discussion, as well as a payment received from the Colombian Government (which was fully provisioned) due to adjustments from the mortgage loan portfolio issued in 1999.

Net provisions for foreclosed assets and other assets decreased by Ps 0.9 billion to Ps 1.1 billion (meaning there was a net recovery of Ps 1.1 billion) for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. Gross provisions for foreclosed assets and other assets decreased by Ps 0.4 billion to Ps 1.8 billion for the nine-month period ended September 30, 2010, while reversals of provisions for foreclosed and other assets increased by Ps 0.4 billion to Ps 3.0 billion.

The recovery of charged-off assets increased by Ps 1.3 billion primarily as a result of a slightly more effective recovery effort by Banco AV Villas.

Total fees and other services income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	107.7	87.5	20.2	23.1
Branch network services	—	—	—	—
Credit card merchant fees	6.1	—	6.1	—
Checking fees	—	—	—	—
Warehouse services	—	—	—	—
Fiduciary activities	—	—	—	—
Pension plan administration	—	—	—	—
Other	21.6	46.6	(25.0)	(53.6)
Total fees and other services income	135.4	134.1	1.3	1.0
Fees and other services expenses	(31.0)	(26.1)	4.9	18.6
Total fees and other services income, net	104.5	108.0	(3.6)	(3.3)

Total fees and other services income decreased by 3.3% to Ps 104.5 billion for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009. The Ps 20.2 billion increase in commissions from banking services and the Ps 25.0 billion decrease in “Other” is almost entirely explained by a reclassification of accounts, whereby a Ps 22.2 billion income account related to commissions earned from ATM transfers was moved from the latter to the former. Aside from the reclassification of accounts, the primary change in fees and other service income was a Ps 6.1 billion increase in credit card merchant fees, which was partially offset by a Ps 4.9 billion increase in fees and other services expenses.

Other operating income

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(1.8)	(3.0)	1.3	42.3
Gains on derivative operations, net	2.8	4.3	(1.5)	(34.6)
Gains on sales of investments in equity securities, net	—	—	—	—
Income from non-financial sector, net	—	—	—	—
Dividend income	2.2	2.5	(0.3)	(12.2)
Other	—	—	—	—
Total other operating income	3.2	3.7	(0.5)	(13.3)

Total other operating income decreased slightly for the nine-month period ended September 30, 2010 as compared to the results for the nine-month period ended September 30, 2009, decreasing by Ps 0.5 billion from Ps 3.7 billion to Ps 3.2 billion. Total other operating income composed only 3.1% of net income attributable to Banco AV Villas’ shareholders for the nine-month period ended September 30, 2010.

Operating expenses

	Nine-month period ended September 30,		Change, September 2010 vs. September 2009
	2010	2009	#	%
	(in Ps billions)
Salaries and employee benefits	(102.5)	(102.7)	(0.2)	(0.2)
Bonus plan payments	(1.3)	(0.8)	0.6	71.5
Termination payments	(1.9)	(0.3)	1.6	479.4
Administrative and other expenses	(164.6)	(152.2)	12.5	8.2
Deposit security, net	(10.7)	(9.2)	1.5	16.1
Charitable and other donation expenses	(0.2)	—	0.2	—
Depreciation	(13.0)	(11.65)	1.5	12.9
Goodwill amortization	—	—	—	—
Total operating expenses	(294.3)	(276.7)	17.7	6.4

Total operating expenses increased by 6.4% to Ps 294.3 billion for the nine-month period ended September 30, 2010, primarily due to an 8.2% increase in administrative and other expenses to Ps 164.6 billion related to the organic growth of the business and managing the company’s larger loan portfolio. Salaries and employee benefits decreased slightly by 0.2% to Ps 102.5 billion despite the 0.9% increase in headcount from 6,385 at September 30, 2009 to 6,445 at September 30, 2010. On a per capita basis, this decline represented a 1.1% decrease in salaries and employee benefits. The increase in operating expenses contributed to a marginal worsening of Banco AV Villas’ efficiency ratio, which increased from 53.5% for the nine-month period ended September 30, 2009 to 55.0% for the nine-month period ended September 30, 2010.

Non-operating income (expense)

Total non-operating income (expense) for the nine-month period ended September 30, 2010 was 7.5 billion, a Ps 2.2 billion decrease from Ps 9.8 billion for the nine-month period ended September 30, 2009.

Income tax expense

The total income tax expense for Banco AV Villas was Ps 7.1 billion higher for the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009, due primarily to the fact that income before income taxes and non-controlling interest was Ps 35.6 billion higher in the first nine months of 2010.

Moreover, Banco AV Villas’ effective tax rate decreased from 29.3% for the nine-month period ended September 2009 to 27.0% for the nine-month period ended September 2010.

Non-controlling interest

Banco AV Villas’ non-controlling interest, responsible for only 0.3% of its net income for the nine-month period ended September 30, 2010, decreased by Ps 0.1 billion from Ps 0.4 billion for the nine-month period ended September 30, 2009. Banco AV Villas’ net income reflected other Grupo Aval banks’ ownership in A Toda Hora S.A. See “Item 4. Information on the Company—B. Business overview—Banco Popular.”

Segment results for year ended December 31, 2009 compared to year ended December 31, 2008

Banco de Bogotá

Net income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Total interest income	3,614.1	3,100.9	513.1	16.5
Total interest expense	(1,297.1)	(1,537.6)	(240.5)	(15.6)
Net interest income	2,317.0	1,563.4	753.6	48.2
Total provisions, net	(347.8)	(282.6)	65.2	23.1
Total fees and other services income, net	1,075.6	907.6	168.0	18.5
Total other operating income	492.1	451.4	40.6	9.0
Total operating income	3,536.9	2,639.8	897.0	34.0
Total operating expenses	(1,585.3)	(1,470.4)	114.9	7.8
Net operating income	1,951.6	1,169.4	782.1	66.9
Total non-operating income (expense), net	78.0	109.9	(31.9)	(29.0)
Income before income tax expense and non-controlling interest	2,029.6	1,279.4	750.2	58.6
Income tax expense	(522.7)	(392.5)	130.2	33.2
Income before non-controlling interest	1,506.9	886.8	620.1	69.9
Non-controlling interest	(551.1)	(237.7)	313.4	131.9
Net income attributable to shareholders	955.8	649.1	306.7	47.2

Banco de Bogotá’s net income attributable to its shareholders increased by 47.2% to Ps 955.8 billion in 2009. The most important driver of net income growth was the increase in net interest income, which was a result of the same factors that drove our consolidated results in this period. Total net fees and other services income also contributed to the growth in net income attributable to Banco de Bogotá’s shareholders, which was partially offset by an increase in operating expenses, primarily higher administrative and other expenses. Despite the increase in operating expenses, Banco de Bogotá’s efficiency ratio improved substantially from 48.3% in 2008 to 39.0% in 2009.

Net interest income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Interest income:
Interest on loans	2,439.3	2,524.3	(85.1)	(3.4)
Interest on investment securities	1,002.9	347.2	655.7	188.9
Interbank and overnight funds	69.0	107.8	(38.8)	(36.0)
Financial leases	102.9	121.6	(18.7)	(15.4)
Total interest income	3,614.1	3,100.9	513.1	16.5
Interest expense:
Checking accounts	(32.0)	(32.2)	(0.2)	(0.7)
Time deposits	(644.7)	(621.8)	22.9	3.7
Saving deposits	(393.7)	(558.3)	(164.5)	(29.5)
Total interest expense on deposits	(1,070.4)	(1,212.2)	(141.8)	(11.7)
Borrowing from banks and others	(94.8)	(128.3)	(33.5)	(26.1)
Interbank and overnight funds (expenses)	(79.4)	(122.9)	(43.5)	(35.4)
Long-term debt (bonds)	(52.4)	(74.1)	(21.7)	(29.3)
Total interest expense	(1,297.1)	(1,537.6)	(240.5)	(15.6)
Net interest income	2,317.0	1,563.4	753.6	48.2

Banco de Bogotá’s net interest income increased by 48.2% to Ps 2,317.0 billion in 2009. This increase was driven primarily by the growth of income from investment securities, which increased by 188.9% to Ps 1,002.9 billion. The equity portfolio generated Ps 524.3 billion, up by 3,205.6% from Ps 15.9 billion in 2008, mainly as a result of the significant appreciation in the value of Corficolombiana’s equity investments in the second half of 2009, which is further explained in the 2009-2008 Corficolombiana discussion. We do not expect that this level of appreciation of the equity portfolio will be replicated in future periods. The fixed income portfolio generated the remaining Ps 478.6 billion of interest income from investment securities, reflecting gains resulting from the declining interest rate environment as well as interest accrued on the portfolio.

Interest income from loans and financial leases decreased by 3.9% to Ps 2,542.2 billion in 2009, reflecting a decrease in yield, which was partially offset by the growth of the average balance of loans and financial leases. The decrease in yield from 15.1% in 2008 to 12.5% in 2009, consistent with the declining interest rate environment previously explained in the 2009-2008 Grupo Aval discussion, resulted in a Ps 351.7 billion decrease in interest income from loans and financial leases. Partially offsetting this decrease in interest income was the 9.4% growth of Banco de Bogotá’s average loan and financial lease portfolio, primarily in corporate and consumer loans, to Ps 19,202.0 billion. The growth in the balance of this portfolio resulted in an increase of Ps 247.9 billion in interest income.

The Ps 103.8 billion decrease in interest income from loans and financial leases was more than offset by a greater decrease in interest expense. Banco de Bogotá’s interest expense on interest-bearing liabilities decreased by 15.6%, or Ps 240.5 billion, to Ps 1,297.1 billion, which reflected decreased average cost of funding (primarily for savings deposits), partially offset by the growth of the balance of deposits and other liabilities. The average interest rate paid on interest-bearing liabilities decreased from 7.7% in 2008 to 5.7% in 2009, mainly due to decreased interest rates on long-term debt, and was responsible for a Ps 441.5 billion decline in interest expense. Average interest-bearing liabilities increased by 15.3% to Ps 22,952.8 billion, primarily reflecting increased average time deposits and average savings deposits. The growth of the average balance of interest-bearing liabilities was responsible for a Ps 201.0 billion increase in interest expense.

The spread between the yield earned on Banco de Bogotá’s loans and financial leases and the cost of its interest-bearing liabilities increased from 7.4% in 2008 to 7.6% in 2009, due to its liabilities repricing faster than its assets in a decreasing interest rate environment.

Provisions

Total net provisions increased by 23.1% to Ps 347.8 billion in 2009, driven primarily by the growth of net provisions for loan and financial lease losses, which increased by 5.5% to Ps 291.2 billion, as well as an increase in net provisions for accrued interest and other receivables as described below. Gross provisions for loan and financial lease losses increased by 15.5% to 753.6 billion, while the reversal of these provisions grew by 22.8% to Ps 462.4 billion.

Provisions for loan and financial lease losses increased as a result of the slight deterioration of Banco de Bogotá’s credit quality, which resulted from the overall weakening of the Colombian economy. Past due loans increased by 13.9% to Ps 577.5 billion during this period, primarily in commercial and consumer loans, although the commercial loan delinquency ratio remained at 2.0%, which was below Banco de Bogotá’s total delinquency ratio of 2.9%.

Charge-offs increased by 21.4% to Ps 187.4 billion in 2009. Despite the increase in charge-offs, Banco de Bogotá’s charge-offs to average loan ratio increased only slightly, from 0.9% in 2008 to 1.0% in 2009. The fact that Banco de Bogotá’s net provisions for loan and financial lease losses were greater than its charge-offs resulted in a 15.5% increase in its allowance for loan and financial lease losses to Ps 765.5 billion at December 31, 2009. The growth of Banco de Bogotá’s allowance slightly outpaced the increase in past due loans, which resulted in the increase of its coverage ratio from 130.8% at December 31, 2008 to 132.5% at December 31, 2009.

Net provisions for accrued interest and other receivables, which was also a significant factor in the increase of Banco de Bogotá’s total net provisions, increased by 105.3% to Ps 62.2 billion in 2009. This increase was a result of the change in Superintendency regulations described in the 2009-2008 Grupo Aval discussion.

Net provisions for foreclosed assets and other assets increased by Ps 14.5 billion to Ps 17.6 billion in 2009. Although gross provisions for foreclosed assets and other assets decreased by 22.5% to Ps 26.0 billion in 2009, the increase in net provisions was driven by the fact that the reversals of provisions for foreclosed assets decreased by 72.6% to Ps 8.3 billion for the year.

The recovery of charged-off assets decreased marginally by 13.1% to Ps 23.2 billion, primarily as a result of a slightly less successful recovery effort by Banco de Bogotá.

Total fees and other services income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	508.8	390.1	118.7	30.4
Branch network services	19.5	19.1	0.4	2.3
Credit card merchant fees	46.8	46.5	0.3	0.6
Checking fees	43.3	46.0	(2.8)	(6.0)
Warehouse services	91.8	119.1	(27.3)	(22.9)
Fiduciary activities	93.0	65.3	27.7	42.3
Pension plan administration	399.2	333.6	65.6	19.7
Other	24.5	24.3	0.2	0.8
Total fees and other services income	1,226.9	1,044.0	182.8	17.5
Fees and other services expenses	(151.2)	(136.4)	14.8	10.8
Total fees and other services income, net	1,075.6	907.6	168.0	18.5

Total net fees and other services income increased by Ps 168.0 billion to Ps 1,075.6 billion in 2009, primarily as a result of higher commissions from banking services (mainly due to increased interest-bearing deposits), greater pension plan administrative fees (stemming from an increase in Porvenir’s number of contributors and the average fee received per contributor, further explained in the 2009-2008 Porvenir discussion) and higher fees from fiduciary activities. This increase was partially offset by a Ps 27.3 billion decrease in warehouse services income related to the loss of a logistics contract by Almaviva, which is Banco de Bogotá’s warehouse subsidiary.

Other operating income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(114.1)	28.6	(142.7)	(499.4)
Gains on derivative operations, net	228.3	59.7	168.5	282.1
Gains on sales of investments in equity securities, net	4.0	34.7	(30.6)	(88.4)
Income from non-financial sector, net (1)	231.2	200.5	30.7	15.3
Dividend income	84.5	84.5	—	—
Other	58.2	43.4	14.7	33.9
Total other operating income	492.1	451.4	40.6	9.0

(1)
Income from non-financial sector reflects Corficolombiana’s (Banco de Bogotá’s subsidiary) operating results in its consolidated investments in companies not related to the financial sector such as Epiandes S.A., Hoteles Estelar S.A., and Organización Pajonales S.A. among others. This result is net of the following operating and administrative expenses for the years ended 2009, 2008 and 2007: Ps 549,235, Ps 608,253 and Ps 639,076,

respectively. For a description of these investments, see “Item 4. Information on the Company—B. Business overview—Corficolombiana—Equity investment portfolio.”

Total other operating income, net for 2009 increased by 9.0% to Ps 492.1 billion due to an increase in gains on forward contracts in foreign currency, which were entered into almost entirely for hedging purposes and on behalf of clients. This increase was largely offset by related net foreign exchange losses resulting from the substantial volatility of the Colombian peso – U.S. dollar exchange rate. Other operating income was also affected by an increase in income from the non-financial sector related to companies consolidated by Corficolombiana (further explained in the 2009-2008 Corficolombiana discussion), offset in part by decreased gains on sales of investments on equity securities resulting from the sale of an equity position in Corficolombiana’s portfolio in 2008 that was not repeated in 2009 (further explained in Corficolombiana’s 2008-2007 other operating income discussion).

Operating expenses

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Salaries and employee benefits	(539.8)	(507.9)	31.9	6.3
Bonus plan payments	(19.8)	(15.1)	4.8	31.8
Termination payments	(2.8)	(2.3)	0.5	22.0
Administrative and other expenses	(891.8)	(833.2)	58.5	7.0
Deposit security, net	(59.1)	(49.9)	9.2	18.4
Charitable and other donation expenses	(2.3)	(1.8)	0.5	27.9
Depreciation	(51.9)	(43.5)	8.4	19.3
Goodwill amortization	(17.8)	(16.6)	1.1	6.9
Total operating expenses	(1,585.3)	(1,470.4)	114.9	7.8

Total operating expenses for 2009 grew by 7.8% to Ps 1,585.3 billion, reflecting a 6.3% increase in salaries and employee benefits and a 7.0% increase in administrative and other expenses. The increase in salaries and benefits was mainly due to an increase in the number of employees, from 16,655 at the end of 2008 to 16,811 at year-end 2009. On a per capita basis, based on year-end numbers, salary and employee benefits increased by 5.3%. Despite the increase in operating expenses, Banco de Bogotá’s efficiency ratio improved significantly from 48.3% in 2008 to 39.0% in 2009.

Non-operating income (expense)

Total non-operating income (expense) for 2009 decreased by 29.0% to Ps 78.0 billion due to a decrease in Corficolombiana’s non-operating income, which is further explained in the 2009-2008 Corficolombiana discussion.

Income tax expense

Income tax expense was Ps 130.2 billion higher in 2009, primarily due to higher income before income tax expense and non-controlling interest. The effective tax rate decreased from 30.7% in 2008 to 25.8% in 2009 because of significant non-taxable valuation and dividend income recorded in 2009, mainly from Corficolombiana’s non-consolidated investments.

Non-controlling interest

Banco de Bogotá’s non-controlling interest increased by Ps 313.4 billion, or 131.9%, in 2009. The growth of non-controlling interest was primarily due to the performance of Corficolombiana, of which Banco de Bogotá owns 37.5%.

Banco de Bogotá subsegment analysis

As discussed above, Banco de Bogotá’s results of operations are significantly affected by the results of operations of its subsidiaries, Corficolombiana and Porvenir. In order to fully disclose the impact of these subsidiaries on Banco de Bogotá, set forth below is an analysis of the results of operations of each of Corficolombiana and Porvenir for the year ended December 31, 2009 compared to the year ended December 31, 2008.

Corficolombiana

Net income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Total interest income	716.5	236.6	479.9	202.9
Total interest expense	(181.1)	(233.5)	(52.5)	(22.5)
Net interest income	535.4	3.0	532.4	—
Total provisions, net	(7.7)	2.8	10.5	—
Total fees and other services income, net	40.1	25.4	14.7	57.8
Total other operating income	356.2	368.0	(11.8)	(3.2)
Total operating income	924.0	399.3	524.7	131.4
Total operating expenses	(118.4)	(105.8)	12.6	11.9
Net operating income	805.7	293.5	512.2	174.5
Total non-operating income (expense), net	9.3	39.9	(30.5)	(76.6)
Income before income tax expense and non-controlling interest	815.0	333.3	481.6	144.5
Income tax expense	(97.0)	(76.2)	20.8	(27.3)
Income before non-controlling interest	718.0	257.1	460.8	179.2
Non-controlling interest	(49.6)	(44.3)	5.3	12.0
Net income	668.4	212.9	455.5	214.0

Corficolombiana’s net income increased by 214.0% to Ps 668.4 billion in 2009. The most significant driver of the increase in net income was net interest income, partially offset by the growth of operating expenses. Corficolombiana’s efficiency ratio improved from 26.1% in 2008 to 12.4% in 2009.

Net interest income

Corficolombiana’s net interest income increased by Ps 532.4 billion to Ps 535.4 billion in 2009. Total interest income, which consists of income from loans, investment securities, interbank and overnight funds and financial leases, increased by Ps 479.9 billion to Ps 716.5 billion in 2009, primarily due to a Ps 504.9 billion increase in income on investment securities from Ps 113.4 billion in 2008 to Ps 618.3 billion in 2009. This increase was driven primarily by the Ps 469.3 billion growth in income associated with the appreciation and reclassification of certain investments in Corficolombiana’s equity portfolio, in particular Promigas and Empresa de Energía de Bogotá, which are publicly traded companies in Colombia.

In the second half of 2009, Corficolombiana recognized Ps 260.8 billion of income from its investment in Promigas, reflecting an appreciation in the value of its investment. Promigas was classified as a security “available for sale,” and thus, until August 2009, its gains / losses flowed to shareholders’ equity as “unrealized net gains on investments,” as opposed to flowing to the income statement as income on investment securities. In August 2009, the Bolsa de Valores de Colombia reclassified Promigas’ stock from medium to low liquidity (bursatilidad). Colombian law established by the Superintendency of Finance mandates that when this type of reclassification occurs for securities that are classified as “available for sale,” the owner of the investment must recognize the gains / losses associated with these shares on the income statement to reflect the appropriate value of the investment.

Corficolombiana recognized Ps 170.2 billion of income from its investment in Empresa de Energía de Bogotá, or EEB, in the second half of 2009, reflecting an appreciation in the value of the investment. Although EEB was also classified as “available for sale” and its gains / losses were recorded as “unrealized net gains on investments,” in November 2009 the Bolsa de Valores de Colombia reclassified it from minimum to medium bursatilidad. According to legislation established by the Superintendency of Finance in September 2009, when a security is reclassified in this manner its gains / losses must also be recognized in income.

In addition, Corficolombiana’s treasury department generated a four-year high of interest income on fixed income instruments of Ps 141.3 billion, representing a 32.9% increase from the previous year. This result was mainly due to gains arising from the previously discussed declining interest rate environment.

Corficolombiana’s interest expense decreased by 22.5% to Ps 181.1 billion in 2009, primarily due to a 37.8% decrease in interest on long-term debt, a 37.3% decrease in interest expense on savings deposits, a 31.7% decrease in interest expense on overnight funds and an 8.9% decrease in interest expense on time deposits (notwithstanding an increase in time deposit balances). Again, the reduction in interest expense was primarily a result of the previously discussed declining interest rate environment.

Total fees and other services income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	3.6	3.0	0.6	19.8
Fiduciary activities	34.3	21.1	13.2	62.3
Other	10.8	8.4	2.4	29.0
Total fees and other services income	48.7	32.5	16.2	49.8
Fees and other services expenses	(8.6)	(7.1)	1.5	21.2
Total fees and other services income, net	40.1	25.4	14.7	57.8

Net fee and commission income increased by 57.8% to Ps 40.1 billion in 2009, primarily due to higher commissions from the fiduciary activities of Corficolombiana’s subsidiary, Fiduciaria Corficolombiana, which increased by 62.3% to Ps 34.3 billion in 2009. These commissions increased as a result of: (1) higher management fees charged to clients, which increased by an average of 200 basis points for closed-end funds and (2) an 80% increase in Fiduciaria Corficolombiana’s assets under management in the second half of 2009, reaching a record high of Ps 1.8 trillion.

Other operating income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(80.9)	12.3	(93.2)	—
Gains on derivative operations, net	116.3	34.0	82.3	242.5
Gains on sales of investments in equity securities, net	0.2	32.7	(32.5)	(99.4)
Income from non-financial sector, net	231.2	200.5	30.7	15.3
Dividend income	81.8	82.7	(0.9)	(1.0)
Other	7.5	5.9	1.7	28.2
Total other operating income	356.2	368.0	(11.8)	(3.2)

Total other operating income decreased by 3.2% to Ps 356.2 billion in 2009. This decrease was primarily due to a Ps 32.5 billion decrease to Ps 0.2 billion in gains on sales of investments on equity securities as a result of higher than average results in 2008 (resulting from the sale of Lloreda S.A., which is further explained in the Corficolombiana discussion for the years ended December 31, 2008 and 2007) and lower than average results due to the decision not to sell any significant equity investments during 2009. While net foreign exchange gains (losses) decreased by Ps 93.2 billion to Ps (80.9) billion due to a fluctuation of exchange rates, this was largely offset by a Ps 82.3 billion increase to Ps 116.3 billion in gains from derivative operations, many of which were entered into to serve as a hedge for the foreign exchange positions. The Ps 30.7 billion rise to Ps 231.2 billion in income from the non-financial sector, which reflects higher income generated by Corficolombiana’s consolidated subsidiaries (primarily Epiandes, PISA and Hoteles Estelar), also partially offset the decrease in other operating income.

Operating expenses

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	2009	2008
	(in Ps billions)
Salaries and employee benefits	(43.1)	(39.0)	4.1	10.5
Bonus plan payments	(8.3)	(4.8)	3.5	73.6
Termination payments	(0.6)	(0.4)	0.3	73.5
Administrative and other expenses	(58.2)	(55.0)	3.2	5.9
Deposit security, net	(4.1)	(3.7)	0.4	9.4
Charitable and other donation expenses	(1.1)	(0.5)	0.5	106.3
Depreciation	(2.9)	(2.4)	0.5	21.6
Goodwill amortization	—	—	—	—
Total operating expenses	118.4	105.8	12.6	11.9

Corficolombiana’s total operating expenses increased by 11.9% to Ps 118.4 billion in 2009. The main driver of the increase in operating expenses was a moderate increase in termination costs, which included relocation expenses and severance payments that resulted from reductions in personnel that were due to the transfer of both the sales and trading floor and the back office operations from Cali to Bogotá. Despite these increases, Corficolombiana’s efficiency ratio improved significantly from 26.1% in 2008 to 12.4% in 2009.

Non-operating income (expense)

Total non-operating income (expense) decreased by 76.6% to Ps 9.3 billion in 2009, mainly due to a decline in other income from Ps 76.7 billion in 2008 to Ps 53.5 billion in 2009. The primary driver of this decrease was a decline in income associated with an agreement made between Corficolombiana and Banco de Bogotá according to which, on June 2, 2006, a portion of Corficolombiana’s assets and liabilities (mainly its loan portfolio and time deposits) were transferred to Banco de Bogotá (after receiving authorization from the Superintendency of Finance through Resolution 0856 of May 23, 2006). The total value of assets transferred was Ps 1,818.0 billion, of which Ps 1,790.8 billion consisted of loans.

Loans classified as “A” and “B” were directly transferred to Banco de Bogotá. Loans classified as “C” and “D” were transferred to a trust called “Patrimonio Autónomo Cartera A,” or Trust A, of which Banco de Bogotá was the direct beneficiary of any collections. Loans qualified as “E” were transferred to a trust called “Patrimonio Autónomo Cartera Corficolombiana Banco de Bogotá B,” or Trust B, administered by Fiduciaria Bogotá, a subsidiary of Banco de Bogotá, of which Corficolombiana was the direct beneficiary of any collections. According to the irrevocable trust agreement between Corficolombiana and Fiduciaria Bogotá for Trust B, the latter has been, and will continue to be, responsible for the administration and collection of such loans in exchange for an administration fee. Furthermore, any income received by Trust B, net of fees and other applicable taxes, must be distributed to Corficolombiana. The balance of outstanding loans at December 31, 2009 for Trust B was Ps 1.6 billion. The income received by Corficolombiana from such trust was Ps 6.7 billion in 2007, Ps 25.3 billion in 2008, and Ps 2.4 billion in 2009.

We are not required to, and do not consolidate Trust A or Trust B under Colombian Banking GAAP.

Porvenir

Net income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Total interest income	65.3	20.1	45.1	224.4
Total interest expense	(0.3)	(1.1)	0.8	(70.5)
Net interest income	64.9	19.0	46.0	242.1
Total provisions, net	(2.5)	—	(2.5)	—
Total fees and other services income, net	366.8	296.6	70.2	23.7
Total other operating income	4.7	1.1	3.6	—
Total operating income	433.9	316.6	117.2	37.0
Total operating expenses	(182.7)	(169.4)	(13.3)	7.9
Net operating income	251.2	147.2	103.9	70.6
Total non-operating income (expense), net	3.2	(0.2)	3.4	—
Income before income tax expense and non-controlling interest	254.4	147.1	107.3	73.0
Income tax expense	(88.3)	(49.9)	(38.4)	77.0
Net income	166.0	97.2	68.9	70.8

Porvenir’s net income increased by 70.8% to Ps 166.0 billion in 2009. This increase was primarily driven by growth in fees and commissions from the management and administration of different types of funds, as well as a significant appreciation of the company’s proprietary trading portfolio. Expenses increased at a much slower rate than operating income, which resulted in an improvement in Porvenir’s efficiency ratio from 52.4% in 2008 to 40.8% in 2009.

Total fees and other services income

Porvenir’s total net fees and other services income increased by 23.7% to Ps 366.8 billion in 2009, driven primarily by increased income from mandatory pension funds.

Income from mandatory pension funds increased by 15.4% to Ps 256.8 billion in 2009. This increase was due to an increase in the average number of contributors and the average fee per contributor. The number of Porvenir’s average contributors increased by 8.2% to 2,627,330, while its average active contributors for 2009 increased by 6.2% to 1,505,487 year-over-year. An active contributor is defined by the Superintendency of Finance as an individual who has made a contribution in the last six-months, while a contributor is simply an individual who has made any contribution over the course of the year. Average fee per contributor also increased year-over-year, rising by 6.6% in 2009, while average fee per active contributor increased 8.7%, both primarily a result of the 7.7% increase in the minimum wage in January 2009.

Income from voluntary pension funds increased by 26.3% to Ps 34.7 billion in 2009 as a result of an increase in the average voluntary pension scheme deposit base, which in turn was driven by a successful offering of higher fee investment alternatives for clients in 2009.

Income from third-party liability pension funds and other commissions increased by 50.8% to Ps 37.2 billion in 2009 due to higher returns from managed funds, which generated higher performance fees.

Net interest income

Net interest income increased by 242.1% to Ps 64.9 billion in 2009. This increase was due to higher yields from Porvenir’s managed portfolios (primarily the mandatory pension fund, which is its largest fund in terms of assets under management). Higher yields resulted from the previously discussed decreasing interest rate environment, significant increases in the Colombian and international stock markets and a general market recovery. The rate of return of Porvenir’s total investment portfolio was 17.0% in 2009 (compared to 7.4% in 2008).

In 2009, income from Porvenir’s stabilization reserve represented 77.5%, or Ps 50.3 billion, of total net interest income, while the direct investment portfolio income represented 19.0%, or Ps 12.3 billion. The remaining Ps 2.3 billion corresponds to income related to net interbank and overnight funds.

Operating expenses

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Salaries and employee benefits	(69.4)	(70.9)	(1.5)	(2.1)
Bonus plan payments	(5.3)	(2.8)	2.5	89.1
Termination payments	(1.0)	(0.1)	0.9	—
Administrative and other expenses	(101.9)	(92.2)	9.7	10.6
Charitable and other donation expenses	(0.3)	—	0.3	—
Depreciation	(4.8)	(3.4)	1.4	40.2
Goodwill amortization	—	—	—	—
Total operating expenses	(182.7)	(169.4)	13.3	7.9

Porvenir’s total operating expenses for 2009 increased by 7.9% to Ps 182.7 billion due primarily to the growth of administrative and other expenses, which was consistent with the organic growth of the business. As previously mentioned, Porvenir’s efficiency ratio improved year-over-year, decreasing from 52.4% in 2008 to 40.8% in 2009, which indicates that the growth in operating expenses was significantly slower than the growth in operating income.

Non-operating income (expense)

Total non-operating income (expense) includes provisions, gains on sale of property, administrative authority fines, and labor demand penalties. Total non-operating income (expense) for 2009 increased by Ps 3.2 billion from Ps (0.2) billion in 2008. An increase in the reversal of provisions was the main driver of the increase in non-operating income.

Banco de Occidente

Net income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Total interest income	1,821.7	1,864.6	(42.9)	(2.3)
Total interest expense	(732.0)	(828.7)	(96.7)	(11.7)
Net interest income	1,089.7	1,035.9	53.8	5.2
Total provisions, net	(257.3)	(254.3)	3.0	1.2
Total fees and other services income, net	216.6	215.8	0.8	0.4
Total other operating income	282.0	232.0	49.9	21.5
Total operating income	1,331.0	1,229.4	101.5	8.3
Total operating expenses	(764.7)	(714.3)	50.4	7.1
Net operating income	566.2	515.1	51.1	9.9
Total non-operating income (expense), net	12.8	14.0	(1.2)	(8.9)
Income before income tax expense and non-controlling interest	579.0	529.1	49.9	9.4
Income tax expense	(152.0)	(142.0)	10.1	7.1
Income before non-controlling interest	427.0	387.2	39.8	10.3
Non-controlling interest	(44.9)	(38.6)	6.2	16.2
Net income attributable to shareholders	382.1	348.5	33.6	9.6

Banco de Occidente’s net income attributable to its shareholders increased by 9.6% to Ps 382.1 billion in 2009. The most important drivers of net income growth were the increases in net interest income and total other operating income (mainly forward contracts on foreign currencies and income from operating leases), offset in part by an increase in total operating expenses. Banco de Occidente’s efficiency ratio remained relatively stable during this period, decreasing from 39.9% in 2008 to 39.8% 2009.

Net interest income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Interest income:
Interest on loans	1,223.8	1,329.2	(105.3)	(7.9)
Interest on investment securities	263.2	172.2	91.0	52.8
Interbank and overnight funds	32.1	36.9	(4.8)	(13.0)
Financial leases	302.6	326.4	(23.8)	(7.3)
Total interest income	1,821.7	1,864.6	(42.9)	(2.3)
Interest expense:
Checking accounts	(3.9)	(4.8)	(0.9)	(19.3)
Time deposits	(263.5)	(258.2)	5.3	2.1
Saving deposits	(215.3)	(293.5)	(78.2)	(26.6)
Total interest expense on deposits	(482.7)	(556.5)	(73.8)	(13.3)
Borrowing from banks and others	(116.7)	(135.7)	(19.0)	(14.0)
Interbank and overnight funds (expenses)	(5.5)	(14.1)	(8.6)	(60.9)
Long-term debt (bonds)	(127.1)	(122.5)	4.6	3.8
Total interest expense	(732.0)	(828.7)	(96.7)	(11.7)
Net interest income	1,089.7	1,035.9	53.8	5.2

Banco de Occidente’s net interest income increased by 5.2% to Ps 1,089.7 billion in 2009, driven primarily by increased income from its investment securities portfolio, which increased by 52.8% to Ps 263.2 billion. The fixed income portfolio generated Ps 260.0 billion, or 98.8%, of Banco de Occidente’s income on investment securities in 2009, reflecting gains resulting from the declining interest rate environment as well as interest accrued on the portfolio. The equity portfolio generated the remaining Ps 3.2 billion, or 1.2%, of the interest income from investment securities.

Interest income from loans and financial leases decreased by 7.8% to Ps 1,526.5 billion in 2009, reflecting a decrease in average yield. The decrease in average yield from 17.3% in 2008 to 15.0% in 2009, consistent with the declining interest rate environment described in the 2009-2008 Grupo Aval discussion, resulted in a Ps 239.3 billion decrease in interest income from loans and financial leases in 2009. Offsetting in part this decrease in interest income was the 6.6% growth of Banco de Occidente’s average loan and financial lease portfolio, primarily in consumer loans and financial leases, to Ps 10,179.3 billion. The growth in the balance of this portfolio resulted in an increase of Ps 110.2 billion in interest income.

The Ps 129.1 billion decrease in interest income from loans and financial leases was substantially offset by a decrease in interest expense. Banco de Occidente’s interest expense on interest-bearing liabilities decreased by 11.7%, or Ps 96.7 billion, to Ps 732.0 billion, which reflected a decreased average cost of funding (principally due to the decreased cost of savings deposits), partially offset by the growth of the balance of deposits and other liabilities. The average interest rate paid on interest-bearing liabilities decreased from 8.6% in 2008 to 6.6% in 2009, due mainly to the decreased cost of borrowing from banks and others, and was responsible for a Ps 215.6 billion decline in interest expense. Average interest-bearing liabilities increased by 14.4% to Ps 11,012.1 billion, primarily reflecting increased average time deposits and average savings deposits. The growth of the average balance of interest-bearing liabilities was responsible for a Ps 118.9 billion increase in interest expense.

The spread between the yield earned on Banco de Occidente’s loans and financial leases and the cost of its interest-bearing liabilities decreased from 8.7% in 2008 to 8.3% in 2009, due to its assets repricing faster than its liabilities in a declining interest rate environment. This was primarily a result of Banco de Occidente’s high proportion of loans due in one year or less (57.2% compared to our consolidated average of 45.5%).

Provisions

Total net provisions increased by 1.2% to Ps 257.3 billion in 2009, driven primarily by the growth of net provisions for accrued interest and other receivables, which increased by Ps 25.1 billion to Ps 51.8 billion in 2009. The growth in net provisions for accrued interest and other receivables was primarily a result of the change in regulations previously explained in the 2009-2008 Grupo Aval discussion.

Despite the slight increase in total net provisions, net provisions for loan and financial lease losses, which is the main component of the net provisions figure by volume, decreased by 4.4% to Ps 231.9 billion in 2009. While gross provisions increased by 6.6%, or Ps 34.9 billion, to Ps 565.5 billion, the reversal of such provisions grew by 15.8%, or Ps 45.5 billion, to Ps 333.6 billion.

In early 2009, Banco de Occidente tightened credit standards for the approval of new loans. The decrease in provisions for loan losses is consistent with the improvement of Banco de Occidente’s credit quality in terms of past due loans. Past due loans decreased during this period, by 3.3% to Ps 436.5 billion, primarily as a result of a decrease in commercial past due loans, partially offset by an increase in consumer past due loans. The decrease in past due loans, combined with the 1.4% increase in the gross loan portfolio, resulted in the improvement of Banco de Occidente’s delinquency ratio from 4.2% at year-end 2008 to 4.0% at year-end 2009.

Charge-offs increased by 123.0% to Ps 208.0 billion in 2009, concentrated primarily in consumer loans (responsible for approximately 75.0% of all charge-offs), as a result of the general weakening of the economy and the deterioration of loans issued in previous years. Despite the increase in charge-offs in 2009, the bank’s charge-off to average loan and financial lease ratio increased from 0.9% in 2008 to 1.9% in 2009, partially mitigated by the Ps 631.2 billion, or 6.6%, growth in the average loan and financial lease portfolio.

Moreover, while charge-offs increased at a significantly faster rate than net provisions for loans and financial leases (which actually decreased), net provisions for 2009 were still greater than charge-offs, which resulted in a 4.5% increase in the allowance for loan and financial lease losses to Ps 560.3 billion at December 31, 2009. Banco de Occidente’s coverage ratio increased from 118.8% at December 31, 2008 to 128.4% at December 31, 2009, reflecting both the increase in allowance for loans and financial leases and the decrease in past due loans and financial leases.

Net provisions for foreclosed assets and other assets increased by Ps 2.3 billion to Ps 2.6 billion in 2009. Gross provisions for foreclosed assets and other assets increased by 55.6% to Ps 8.3 billion in 2009, while the reversals of provisions for foreclosed assets increased by 14.5% to 5.7 billion for the year.

The recovery of charged-off assets increased by 90.1% to Ps 29.0 billion, primarily as a result of the increase in charge-offs.

Total fees and other services income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	150.5	158.0	(7.5)	(4.8)
Branch network services	—	—	—	—
Credit card merchant fees	42.6	41.1	1.5	3.7
Checking fees	22.7	24.0	(1.3)	(5.6)
Warehouse services	—	—	—	—
Fiduciary activities	33.8	25.0	8.8	35.1
Pension plan administration	—	—	—	—
Other	26.0	25.8	0.1	0.5
Total fees and other services income	275.5	274.0	1.6	0.6
Fees and other services expenses	(59.0)	(58.2)	0.8	1.4
Total fees and other services income, net	216.6	215.8	0.8	0.4

Total net fees and other services income for 2009 rose 0.4% to Ps 216.6 billion. As illustrated by the table above, all aspects remained basically unchanged year-over-year.

Other operating income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(7.1)	2.4	(9.5)	—
Gains on derivative operations, net	55.8	25.8	30.1	116.7
Gains (losses) on sales of investments in equity securities, net	—	(0.2)	0.2	—
Dividend income	68.6	61.8	6.9	11.1
Other	164.6	142.3	22.3	15.7
Other operating income	282.0	232.0	49.9	21.5

Total other operating income for 2009 increased by 21.5% to Ps 282.0 billion. An increase in gains on derivative operations, which consisted predominately of forward contracts on foreign currency, was the main driver of this growth. The line item “Other” was almost entirely composed of income from operating leases, which is an important source of income for Banco de Occidente that stems from Leasing de Occidente, a consolidated subsidiary. In 2009, this business generated approximately Ps 17.0 billion, which represented a 13.1% increase in terms of income year-over-year and was the primary factor in the 15.7% increase in other income.

Operating expenses

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Salaries and employee benefits	(274.5)	(237.9)	36.6	15.4
Bonus plan payments	(18.9)	(16.4)	2.5	15.1
Termination payments	(2.4)	(2.6)	(0.1)	(4.8)
Administrative and other expenses	(303.7)	(303.1)	0.6	0.2
Deposit security, net	(31.1)	(32.1)	(1.0)	(3.1)
Charitable and other donation expenses	(1.2)	(0.1)	1.1	—
Depreciation	(120.1)	(111.3)	8.8	8.0
Goodwill amortization	(12.8)	(10.9)	1.9	17.4
Total operating expenses	(764.7)	(714.3)	50.4	7.1
Total operating expenses for 2009 grew by 7.1% to Ps 764.7 billion, reflecting a 15.4% increase in salaries and employee benefits. This increase was partially explained by the growth in the number of Banco de Occidente’s employees from 7,430 at the end of 2008 to 7,827 at year-end 2009. On a per capita basis, based on year-end numbers, salary and employee benefits increased by 9.5%, slightly higher than the CPI for 2008 of 7.7%. Despite the increase in total operating expenses, Banco de Occidente’s efficiency ratio improved slightly from 39.9% in 2008 to 39.8% 2009.

Non-operating income (expense)

Total non-operating income (expense), which represented only 2.2% of income before income tax expense and non-controlling interest in 2009, decreased by Ps 1.2 billion to Ps 12.8 billion in 2009. Total non-operating income (expense) includes gains (losses) from the sale of foreclosed assets, property, plant and equipment, and other assets and income.

Income tax expense

Income tax expense increased by 7.1% to Ps 152.0 billion in 2009 due almost entirely to the growth of income before income tax expense and non-controlling interest. Banco de Occidente’s effective tax rate remained essentially unchanged from 2008 to 2009 (decreasing by 50 basis points, from 26.8% to 26.3%). Banco de Occidente’s low effective tax rate is a result of the factors explained in the September 2010-2009 Banco de Occidente discussion.

Non-controlling interest

Banco de Occidente’s non-controlling interest increased by 16.2% to Ps 44.9 billion. The growth of non-controlling interest was attributable primarily to Leasing de Occidente, of which Banco de Occidente owned 34.4%, but is consolidated on Banco de Occidente’s financial statements due to a control agreement signed with Corficolombiana, which owned 45.2% of Leasing de Occidente.

Banco Popular

Net income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Total interest income	1,453.1	1,302.2	150.9	11.6
Total interest expense	(514.2)	(550.4)	(36.1)	(6.6)
Net interest income	938.8	751.8	187.0	24.9
Total provisions, net	(94.5)	(63.0)	31.5	49.9
Total fees and other services income, net	143.2	137.0	6.3	4.6
Total other operating income	29.4	32.9	(3.5)	(10.6)
Total operating income	1,017.0	858.6	158.3	18.4
Total operating expenses	(536.5)	(498.0)	38.5	7.7
Net operating income	480.4	360.6	119.8	33.2
Total non-operating income (expense), net	(42.3)	(7.0)	(35.4)	(508.4)
Income before income tax expense and non-controlling interest	438.1	353.7	84.4	23.9
Income tax expense	(132.5)	(98.8)	33.7	34.2
Income before non-controlling interest	305.6	254.9	50.7	19.9
Non-controlling interest	(2.1)	(2.4)	(0.4)	(15.8)
Net income attributable to shareholders	303.6	252.5	51.1	20.2

Banco Popular’s net income attributable to its shareholders increased by 20.2% to Ps 303.6 billion in 2009. This increase was primarily due to the growth of net interest income, offset in part by an increase in operating and non-operating expenses. Banco Popular’s efficiency ratio improved considerably from 2008 to 2009, decreasing from 52.0% to 46.7%, indicating that operating income grew at a greater rate than operating expenses.

Net interest income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Interest income:
Interest on loans	1,144.8	1,050.9	93.9	8.9
Interest on investment securities	236.9	183.3	53.5	29.2
Interbank and overnight funds	41.2	38.0	3.2	8.4
Financial leases	30.1	29.9	0.3	0.8
Total interest income	1,453.1	1,302.2	150.9	11.6
Interest expense:
Checking accounts	(16.6)	(11.6)	4.9	42.5
Time deposits	(182.6)	(184.3)	(1.7)	(0.9)
Saving deposits	(262.6)	(285.6)	(23.0)	(8.0)
Total interest expense on deposits	(461.8)	(481.5)	(19.7)	(4.1)
Borrowing from banks and others	(18.5)	(29.6)	(11.2)	(37.7)
Interbank and overnight funds (expenses)	(2.1)	(5.8)	(3.8)	(64.8)
Long-term debt (bonds)	(31.9)	(33.4)	(1.4)	(4.3)
Total interest expense	(514.2)	(550.4)	(36.1)	(6.6)
Net interest income	938.8	751.8	187.0	24.9

Banco Popular’s net interest income grew by 24.9% to Ps 938.8 billion, driven primarily by increased income from its loan and financial lease portfolio and its investment securities (almost entirely fixed income), as well as a decrease in interest expense.

Interest income from loans and financial leases increased by 8.7% to Ps 1,175.0 billion in 2009, reflecting the growth in the average balance of these interest-earning assets, partially offset by a decrease in their yield. Banco Popular’s average loan and financial lease portfolio, primarily corporate and consumer loans, increased by 13.8% to Ps 6,351.7 billion in 2009, which resulted in an increase of Ps 146.7 billion in interest income from loans and financial leases. This increase was partly offset by a decrease in their average yield, from 19.4% in 2008 to 18.5% in 2009, consistent with the previously discussed declining interest rate environment. The result of this decrease in yield was a Ps 52.6 billion decline in interest income.

Banco Popular’s interest expense on interest-bearing liabilities decreased by 6.6% to Ps 514.2 billion in 2009 as a result of a decrease in the average cost of funding, partially offset by an increase in the average balance of deposits and other liabilities. The average interest rate paid on interest-bearing liabilities decreased from 8.3% in 2008 to 6.4% in 2009, principally driven by decreased average rates paid on saving deposits and time deposits, and was responsible for a Ps 124.9 billion decline in interest expense. The average balance of interest-bearing liabilities increased by 20.6% to Ps 7,978.5 billion in 2009, primarily due to growth in average savings and time deposits, and was responsible for a Ps 88.7 billion increase in interest expense.

The spread between the yield earned on Banco Popular’s loans and financial leases and the cost of its interest-bearing liabilities increased from 11.1% in 2008 to 12.1% in 2009. This increase was due to the fact that in a declining interest rate environment, Banco Popular’s funding, which was concentrated in saving deposits and time deposits (composing 72.2% of total liabilities at December 31, 2009), re-priced faster than its assets, particularly its payroll loans, which constitute almost the entirety of its consumer loan portfolio.

Interest income from investment securities increased by 29.2% to Ps 236.9 billion in 2009. The fixed income portfolio generated Ps 234.9 billion of interest income from investment securities, accounting for 99.1% of Banco Popular’s earnings on investment securities in 2009, as explained in the Grupo Aval discussion. Banco Popular’s equity portfolio generated the remaining Ps 2.0 billion, or 0.9%, of income from investment securities.

Provisions

Total net provisions increased by 49.9% to Ps 94.5 billion in 2009, driven primarily by the growth of net provisions for loan and financial lease losses, which increased by 28.3% to Ps 94.3 billion. Gross provisions for loan and financial lease losses increased by 13.6% to Ps 238.1 billion, while the reversal of provisions grew by 5.7% to Ps 143.8 billion.

The increase in provisions for loan and financial lease losses was consistent with the slight deterioration of Banco Popular’s credit quality, which resulted from the overall weakening of the Colombian economy. Past due loans increased by 36.7% in 2009 to Ps 267.1 billion at December 31, 2009, primarily in commercial and consumer loans. Despite this concentration of past due loans, at December 31, 2009 the delinquency ratio was 3.0% for consumer loans and 3.7% for commercial loans, which were, respectively, below and equal to Banco Popular’s total delinquency ratio of 3.7%. Banco Popular’s consumer loan delinquency ratio is comparatively much lower than that of our other banking subsidiaries, and the industry average, because the majority of its consumer loans are payroll loans. Payroll loans are loans granted to individuals for which employers withhold and discount any required loan payments from the salary of the individual who is receiving the loan. This money is then transferred to the bank that granted the payroll loan to fulfill interest payments, and ultimately, the full amount due. Payroll loans establish a standardized collection system that has a much higher rate of fulfillment, due to the fact that it automatically lays claim to the future income flows of the individual who has received the loan.

Despite the increase in past due loans, charge-offs decreased by 13.2% to Ps 30.5 billion in 2009. This indicates loan quality decreased, but not to the point of requiring a charge-off. Banco Popular’s charge-offs to average loan ratio decreased from 0.6% in 2008 to 0.5% in 2009. Since Banco Popular’s net provisions for loan and financial lease losses grew significantly more than its charge-offs, its allowance for loan and financial lease losses increased by 23.2% to Ps 339.2 billion. However, the growth of Banco Popular’s allowance was outpaced by the increase in past due loans, which explains the decrease in the bank’s coverage ratio from 140.9% in 2008 to 127.0% in 2009.

Net provisions for accrued interest and other receivables increased by 129.8% to Ps 11.1 billion, which was a result of the same factors described in the 2009-2008 Grupo Aval discussion.

Net provisions for foreclosed assets and other assets increased by 131.7% to Ps (2.3) billion in 2009 (indicating a net recovery of Ps 2.3 billion). Gross provisions for foreclosed assets and other assets increased by 16.6% to Ps 6.2 billion in 2009, while reversals of provisions for foreclosed and other assets decreased by 20.3% to 8.6 billion.

The recovery of charged-off assets decreased slightly by Ps 1.4 billion, which was consistent with the decrease in total loan charge-offs, the main component of charge-offs, of Ps 4.6 billion.

Total fees and other services income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	93.2	99.0	(5.8)	(5.9)
Branch network services	—	—	—	—
Credit card merchant fees	4.3	3.8	0.5	13.4
Checking fees	4.7	5.1	(0.4)	(8.1)
Warehouse services	57.9	47.6	10.3	21.7
Fiduciary activities	10.9	8.6	2.2	26.0
Pension plan administration	1.0	2.4	(1.3)	(56.1)
Other	10.5	10.0	0.5	5.1
Total fees and other services income	182.6	176.5	6.0	3.4
Fees and other services expenses	(39.3)	(39.6)	(0.2)	(0.6)
Total fees and other services income, net	143.2	137.0	6.3	4.6

Total net fees and other services income for 2009 increased by 4.6% to Ps 143.2 billion. As illustrated by the table above, all aspects remained basically unchanged year-over-year, with an increase in warehouse services being the primary driver in the slight increase, offset in part by a marginal decrease in commissions from banking services.

Other operating income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(1.8)	2.8	(4.6)	(165.3)
Gains on derivative operations, net	0.1	—	0.1	—
Gains on sales of investments in equity securities, net	—	—	—	—
Dividend income	14.8	16.7	(1.9)	(11.2)
Other	16.3	13.4	2.9	21.3
Total other operating income	29.4	32.9	(3.5)	(10.6)

Total other operating income for 2009 decreased by 10.6% to Ps 29.4 billion, primarily reflecting the decrease of Ps 4.6 billion in net foreign exchange gains due to the fluctuation of exchange rates. This decrease was partially offset by Ps 2.9 billion in gains from “Other” consisting primarily of fees generated for the co-management of certain pension funds belonging to the Colombian Government.

Operating expenses

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Salaries and employee benefits	(222.3)	(221.1)	1.2	0.5
Bonus plan payments	(2.8)	(3.3)	(0.5)	(14.9)
Termination payments	(0.5)	(0.2)	0.2	109.6
Administrative and other expenses	(264.8)	(232.5)	32.3	13.9
Deposit security, net	(24.2)	(20.0)	4.2	21.1
Charitable and other donation expenses	(4.4)	(2.3)	2.1	89.9
Depreciation	(17.5)	(18.5)	(1.0)	(5.5)
Goodwill amortization	—	—	—	—
Total operating expenses	(536.5)	(498.0)	38.5	7.7

Total operating expenses for 2009 grew by 7.7% to Ps 536.5 billion, principally due to an increase of 13.9% in administrative and other expenses as a result of growth in the loan portfolio. Although salaries and employee benefits increased by 0.5% to Ps 222.3 billion, in 2009 there was an increase in the number of employees from 5,817 at the end of 2008 to 5,875 at year-end 2009, which means that on a per capita basis, based on year-end numbers, salary and employee benefits decreased by 0.5%, well below the CPI for full year 2008. Moreover, notwithstanding the slight increase in operating expenses, Banco Popular’s efficiency ratio improved from 52.0% to 46.7%.

Non-operating income (expense)

Total net non-operating income (expense) for 2009 decreased by Ps 35.4 billion to Ps (42.3) billion, driven primarily by an increase in provisions for labor lawsuits, as well as other non-recurring expenses.

Income tax expense

Income tax expense for Banco Popular was Ps 33.7 billion higher in 2009, primarily due to higher income before income tax expense and non-controlling interest and a 232 basis point increase in Banco Popular’s effective tax rate, calculated before removing non-controlling interest, which increased from 27.9% in 2008 to 30.2% in 2009. The reason for the increase in the effective tax rate was that in 2008 Banco Popular generated Ps 124.9 billion in non-taxable revenue, while in 2009 that figure was reduced to Ps 66.9 billion.

Non-controlling interest

Banco Popular’s non-controlling interest decreased by Ps 0.4 billion to Ps 2.1 billion. Non-controlling interest is not a significant contributor to net income for Banco Popular, responsible for only 0.7% of net income in 2009.

Banco AV Villas

Net income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Total interest income	789.1	685.1	104.0	15.2
Total interest expense	(217.0)	(241.4)	(24.4)	(10.1)
Net interest income	572.1	443.7	128.4	28.9
Total provisions, net	(188.0)	(113.3)	74.7	66.0
Total fees and other services income, net	143.3	129.2	14.1	10.9
Total other operating income	4.3	3.6	0.6	16.8
Total operating income	531.6	463.3	68.4	14.8
Total operating expenses	(377.8)	(322.9)	54.9	17.0
Net operating income	153.9	140.4	13.5	9.6
Total non-operating income (expense), net	12.6	1.4	11.2	—
Income before income tax expense and non-controlling interest	166.5	141.8	24.7	17.4
Income tax expense	(55.4)	(38.9)	16.5	42.5
Income before non-controlling interest	111.1	102.9	8.2	8.0
Non-controlling interest	(0.4)	(0.2)	0.2	73.1
Net income attributable to shareholders	110.7	102.7	8.0	7.8

Banco AV Villas’ net income attributable to its shareholders increased by 7.8% to Ps 110.7 billion in 2009. This increase was primarily due to higher net interest income, partially offset by increased operating expenses. During this period, Banco AV Villas’ efficiency ratio improved from 53.5% in 2008 to 50.3% in 2009.

Net interest income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Interest income:
Interest on loans	610.6	594.0	16.7	2.8
Interest on investment securities	171.9	78.6	93.3	118.6
Interbank and overnight funds	6.5	12.5	(5.9)	(47.5)
Financial leases	—	—	—	—
Total interest income	789.1	685.1	104.0	15.2
Interest expense:
Checking accounts	(0.8)	(0.2)	0.6	359.4
Time deposits	(128.2)	(140.8)	(12.6)	(8.9)
Saving deposits	(59.2)	(76.3)	(17.1)	(22.4)
Total interest expense on deposits	(188.2)	(217.3)	(29.1)	(13.4)
Borrowing from banks and others	(4.1)	(2.0)	2.2	110.6
Interbank and overnight funds (expenses)	(24.7)	(22.2)	2.5	11.4
Long-term debt (bonds)	—	—	—	—
Total interest expense	(217.0)	(241.4)	(24.4)	(10.1)
Net interest income	572.1	443.7	128.4	28.9

Banco AV Villas’ net interest income increased by 28.9% to Ps 572.1 billion in 2009, driven primarily by increased income from its investment securities portfolio, which grew by 118.6% to Ps 171.9 billion. The fixed income portfolio generated Ps 170.8 billion, or 99.4%, of Banco AV Villas’ earnings on investment securities in 2009, reflecting gains resulting from the declining interest rate environment as well as interest accrued on the portfolio. The equity portfolio generated the remaining Ps 1.1 billion of interest on investment income.

Interest earned on loans increased by 2.8% to Ps 610.6 billion in 2009, due primarily to higher average balances of consumer, and to a lesser extent, commercial loans. This produced a Ps 84.5 billion increase in interest income. However, that was partially offset by a decline in the average yield on loans, from 18.8% in 2008 to 16.6% in 2009, which resulted in a Ps 67.8 billion decrease in interest income.

Banco AV Villas’ interest expense decreased by 10.1% to Ps 217.0 billion in 2009 as a result of a decrease in the average cost of funding partially offset by an increase in the average balance of interest-bearing liabilities. The average interest rate paid on interest-bearing liabilities decreased from 6.4% in 2008 to 4.9% in 2009, driven by decreased average rates on all line items, and was responsible for a Ps 57.2 billion reduction in interest expense. The average balance of interest-bearing liabilities increased by 17.8% to Ps 4,419.1 billion, primarily due to growth in average interbank borrowings and average savings deposits, and was responsible for a Ps 32.9 billion increase in interest expense.

The spread between the yield earned on Banco AV Villas’ loans and financial leases and the cost of funding its interest-bearing liabilities decreased from 12.4% in 2008 to 11.7% in 2009, due to its assets repricing faster than its liabilities in a declining interest rate environment. This decrease was due to the fact that (1) 62.3% and 40.7% of its commercial and consumer loan portfolio, respectively, is concentrated in loans due in one year or less, which are relatively more sensitive to a change in rates than long-term loans and (2) Banco AV Villas has meaningful exposure to mortgage loans (at December 31, 2009, 16.3% of Banco AV Villas’ total loan portfolio consisted of mortgages), which saw their interest rates decrease throughout the course of 2009, consistent with previously discussed decline in the CPI (as a substantial portion of mortgage loans are variable rate loans indexed to the UVR).

Provisions

Total net provisions increased by 66.0% to Ps 188.0 billion in 2009, driven primarily by the growth of net provisions for loan and financial lease losses, which increased by 64.1% to Ps 203.8 billion. Gross provisions for loan and financial lease losses increased by 43.7% to Ps 298.3 billion, while the reversal of provisions grew by 13.4% to Ps 94.5 billion.

The increase of Banco AV Villas’ provisions for loan and financial lease losses was consistent with an increase in charge-offs, which grew by 52.1% to Ps 132.3 billion, that resulted from the growth of Banco AV Villas’ consumer loan portfolio. In particular, the increase in charge-offs (and the high rate of charge-offs of consumer loans) can be attributed to the consumer loans issued in 2008, which were underwritten before the implementation of our improved risk profile system in 2009. This increase in charge-offs resulted in the growth of Banco AV Villas’ charge-off to average loan and financial lease ratio to 3.4% in 2009, from 2.6% in 2008.

Despite the increase in provisions, Banco AV Villas’ past due loans and financial leases decreased during this period by 19.5% to Ps 230.2 billion, primarily in mortgage loans (which decreased by 35.6% to Ps 82.4 billion) and consumer loans (which decreased by 15.4% to Ps 90.8 billion). Mortgage and consumer loans collectively represented 57.7% of gross loans at December 31, 2009. Banco AV Villas’ total delinquency ratio decreased from 8.2% at December 31, 2008 to 5.5% at December 31, 2009. The delinquency ratio of all loan types declined, with the exception of commercial loans, which had a delinquency ratio of 2.9% at December 31, 2008 and 3.1% at December 31, 2009.

The decrease in past due mortgage loans was primarily a result of the sale of approximately Ps 28.4 billion of these loans, while the decrease in past due consumer loans resulted from the implementation of significant improvements in our risk profile system for consumer loans, and the fact that many of the problem loans issued under the past classification system were charged off over the course of 2009.

Banco AV Villas’ allowance for loan and financial lease losses increased by 42.9% to Ps 216.1 billion at December 31, 2009, indicating that despite the significant increase in charge-offs, provisions grew almost twice as fast. Moreover, as a result of this increase in allowance and the decrease in past due loans, Banco AV Villas’ coverage ratio improved from 52.9% at December 31, 2008 to 93.9% by the end of 2009. Although this coverage ratio was still comparatively the lowest among our subsidiaries, the ratio was adequate from management’s perspective, as 35.8% of Banco AV Villas’ past-due loan portfolio at December 31, 2009 consisted of mortgage loans collateralized by real estate.

Net provisions for accrued interest and other receivables did not show a significant change from 2008 (Ps 7.0 billion) to 2009 (Ps 6.9 billion).

Net provisions for foreclosed assets and other assets decreased by 108.4% to Ps (0.3) billion in 2009 as a result of lower gross provisions from Ps 5.8 billion in 2008 to Ps 2.7 billion in 2009, which more than offset the slight increase in recoveries from Ps 2.5 billion in 2008 to Ps 3.0 billion in 2009.

The recovery of charged-off assets increased marginally by 5.3% to Ps 22.4 billion, primarily as a result of the increase in charge-offs.

Total fees and other services income

	Year ended December 31,			Change, 2009 vs. 2008
	2009	2008		#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	116.0	115.8	0.2	0.2
Branch network services	—	—	—	—
Credit card merchant fees	4.0	—	4.0	—
Checking fees	—	—	—	—
Warehouse services	—	—	—	—
Fiduciary activities	—	—	—	—
Pension plan administration	—	—	—	—
Other	58.8	36.6	22.3	60.9
Total fees and other services income	178.9	152.4	26.5	17.4
Fees and other services expenses	(35.6)	(23.2)	12.4	53.7
Total fees and other services income, net	143.3	129.2	14.1	10.9

Total fees and other services income increased by Ps 14.1 billion to Ps 143.3 billion in 2009. The increase in “Other” fees relates primarily to commissions received in connection with electronic social security payments, which became mandatory in June 2008 and only in 2009 generated a full year of revenues.

Other operating income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(1.8)	2.8	(4.6)	(162.7)
Gains on derivative operations, net	3.4	(1.2)	4.6	—
Gains on sales of investments in equity securities, net	—	—	—	—
Income from non-financial sector, net	—	—	—	—
Dividend income	2.7	1.7	1.0	61.5
Other	—	0.3	(0.3)	(100.0)
Total other operating income	4.3	3.6	0.6	16.8

Total other operating income increased by 16.8% to Ps 4.3 billion in 2009. The decrease of Ps 4.6 billion in net foreign exchange gains due to the fluctuation of exchange rates was offset by related (and in this case equivalent) gains from derivative operations, consisting primarily of forward contracts on foreign currencies.

Operating expenses

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Salaries and employee benefits	(138.1)	(114.5)	23.6	20.6
Bonus plan payments	(0.9)	(0.8)	0.2	24.5
Termination payments	(1.5)	(1.2)	0.3	24.6
Administrative and other expenses	(209.1)	(180.7)	28.4	15.7
Deposit security, net	(12.4)	(11.1)	1.3	11.7
Charitable and other donation expenses	(0.2)	—	0.2	—
Depreciation	(15.6)	(14.7)	0.9	6.1
Goodwill amortization	—	—	—	—
Total operating expenses	(377.8)	(322.9)	54.9	17.0

Total operating expenses increased by 17.0% to Ps 377.8 billion in 2009, primarily due to an increase in salaries and employee benefits. This increase was a result of the growth in the number of employees from 5,545 at the end of 2008 to 6,381 at year-end 2009, a 15.1% increase. On a per capita basis, based on year-end numbers, salary and employee benefits increased by 4.8%, well below the CPI for full year 2008. An increase in administrative and other expenses, primarily due to the increased costs associated with managing the company’s larger loan portfolio, also contributed to the growth in operating expenses. Despite the slight increase in operating expenses, Banco AV Villas’ efficiency ratio improved from 53.5% in 2008 to 50.3% in 2009.

Non-operating income (expense)

Total non-operating income (expense) for the year ended December 31, 2009 was Ps 12.6 billion, a Ps 11.2 billion increase from Ps 1.4 billion in 2008. The sale of a portion of past due mortgage loans in 2009 was the main reason for this increase.

Income tax expense

The total income tax expense for Banco AV Villas was Ps 16.5 billion higher in 2009 due to higher income before income tax expense and non-controlling interest and a 5.8 percentage points increase in the company’s effective tax rate, calculated before removing non-controlling interest, which increased from 27.4% in 2008 to 33.3% in 2009. The reason for the increase in the effective tax rate was that in 2008 Banco AV Villas generated Ps 20.1 billion in non-taxable revenue, while in 2009 that figure was reduced to Ps 6.8 billion, and exempt income decreased from Ps 30.4 billion in 2008 (which was 21% of income before income tax expense and non-controlling interest) to Ps 25.9 billion in 2009 (which was 16% of income before income tax expense and non-controlling interest).

Non-controlling interest

Banco AV Villas’ non-controlling interest, responsible for only 0.4% of its net income for 2009, increased to Ps 431 million in 2009.

Segment results for year ended December 31, 2008 compared to year ended December 31, 2007

Banco de Bogotá

Net income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Total interest income	3,100.9	2,338.2	762.8	32.6
Total interest expense	(1,537.6)	(1,148.3)	389.2	33.9
Net interest income	1,563.4	1,189.8	373.5	31.4
Total provisions, net	(282.6)	(191.2)	91.4	47.8
Total fees and other services income, net	907.6	805.0	102.6	12.7
Total other operating income	451.4	376.0	75.4	20.1
Total operating income	2,639.8	2,179.7	460.1	21.1
Total operating expenses	(1,470.4)	(1,277.7)	192.7	15.1
Net operating income	1,169.4	902.0	267.4	29.6
Total non-operating income (expense), net	109.9	117.9	(8.0)	(6.8)
Income before income tax expense and non-controlling interest	1,279.4	1,019.9	259.4	25.4
Income tax expense	(392.5)	(276.3)	116.2	42.1
Income before non-controlling interest	886.8	743.6	143.2	19.3
Non-controlling interest	(237.7)	(212.3)	25.4	12.0
Net income attributable to shareholders	649.1	531.4	117.8	22.2

Banco de Bogotá’s net income attributable to its shareholders increased by 22.2% to Ps 649.1 billion, primarily due to the growth of net interest income which was partially offset by an increase in operating expenses. Banco de Bogotá’s efficiency ratio improved significantly during this period, from 51.5% in 2007 to 48.3% in 2008.

Net interest income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Interest income:
Interest on loans	2,524.3	1,857.4	666.9	35.9
Interest on investment securities	347.2	258.6	88.5	34.2
Interbank and overnight funds	107.8	118.8	(11.0)	(9.2)
Financial leases	121.6	103.3	18.3	17.7
Total interest income	3,100.9	2,338.2	762.8	32.6
Interest expense:
Checking accounts	(32.2)	(23.4)	8.8	37.7
Time deposits	(621.8)	(375.7)	246.1	65.5
Saving deposits	(558.3)	(445.2)	113.0	25.4
Total interest expense on deposits	(1,212.2)	(844.3)	367.9	43.6
Borrowing from banks and others	(128.3)	(141.9)	(13.6)	(9.6)
Interbank and overnight funds (expenses)	(122.9)	(116.7)	6.2	5.3
Long-term debt (bonds)	(74.1)	(45.4)	28.7	63.1
Total interest expense	(1,537.6)	(1,148.3)	389.2	33.9
Net Interest income	1,563.4	1,189.8	373.5	31.4

Net interest income increased by 31.4% to Ps 1,563.4, primarily reflecting growth in the loan and financial lease portfolio and an increase in the yield on loans and financial leases, as well as increased income from its investment portfolio, partially offset by an increase in interest expense.

Banco de Bogotá’s interest income from loans and financial leases increased by 34.9% to Ps 2,646.0 billion in 2008. This increase was due to a higher average balance of loans and financial leases, as well as an increase in the yield on these interest-earning assets. The average balance of loans and financial leases increased by 25.0% from Ps 14,041.8 billion in 2007 to Ps 17,552.2 billion in 2008, mainly due to the growth of the commercial loan portfolio, and produced Ps 514.2 billion in increased interest income. The average yield on loans and financial leases increased from 14.0% in 2007 to 15.1% in 2008, consistent with the previously described rising interest rate environment, and produced a Ps 171.0 billion increase in interest income.

Interest expense on interest-bearing liabilities increased by 33.9% to Ps 1,537.6 billion in 2008, reflecting an increase in the balance of interest-bearing liabilities and increased average cost of funding. The average balance of interest-bearing liabilities increased by 18.9% to Ps 19,910.4 billion in 2008, driven primarily by time and savings deposits, and produced a Ps 283.0 billion increase in interest expense. Banco de Bogotá’s average nominal interest rate on interest-bearing liabilities increased from 6.9% in 2007 to 7.7% in 2008, which resulted in a Ps 106.2 billion rise in interest paid on interest-bearing liabilities.

The spread between the yield earned on Banco de Bogotá’s loans and financial leases and the cost of its interest-bearing liabilities increased from 7.1% in 2007 to 7.4% in 2008, as a result of assets repricing faster than liabilities in an increasing interest rate environment.

Interest income from investment securities increased by 34.2% to Ps 347.2 billion in 2008. The fixed income portfolio generated Ps 331.3 billion of interest income from investment securities, accounting for 95.4% of Banco de Bogotá’s earnings on investment securities in 2008. Banco de Bogotá’s equity portfolio generated the remaining Ps 15.9 billion, or 4.6%.

Provisions

Total net provisions for 2008 increased by 47.8% to Ps 282.6 billion, driven primarily by the growth of net provisions for loan and financial lease losses, which increased by 22.4% to Ps 275.9 billion. Gross provisions for loan and financial lease losses increased by 17.1% to Ps 652.6 billion, while the reversal of provisions increased by 13.5% to Ps 376.7 billion.

The increase in provisions for loan and financial lease losses was consistent with the slight deterioration of Banco de Bogotá’s credit quality, which resulted from the previously discussed weakening of the Colombian economy. Its delinquency ratio increased from 2.3% at year-end 2007 to 2.6% at the end of 2008; past due loans increased by 36.4% to Ps 506.9 billion over the same time period, primarily due to an increase in commercial and consumer past due loans. Despite that increase, Banco de Bogotá maintained the lowest delinquency ratio of our banking subsidiaries, at 2.6%, due to its relatively low exposure to consumer loans (16.9% of total gross loans at December 31, 2008) and its high concentration in commercial loans (78.2% of total gross loans at December 31, 2008), which maintained a lower delinquency ratio (1.7% for commercial loans in comparison to 5.6% for consumer loans at December 31, 2008, a trend which manifested itself on an industry-wide basis).

Consistent with the increase in past due loans, charge-offs rose by 54.6% to Ps 154.4 billion in 2008. Despite the considerable increase in charge-offs, Banco de Bogotá’s charge-offs to average loan ratio increased only slightly from 0.7% in 2007 to 0.9% in 2008. The fact that Banco de Bogotá’s net provisions for loan and financial lease losses were greater than its charge-offs resulted in a 22.7% increase in its allowance for loan and financial lease losses to Ps 662.8 billion at December 31, 2008. However, the allowance for loan and financial lease losses grew at a slower pace than past due loans, and as a result, the bank’s coverage ratio decreased from 145.3% at December 31, 2007 to 130.8% at December 31, 2008.

The growth in provisions was also impacted by the Superintendency of Finance’s implementation of risk models for commercial and consumer loans as mentioned above in the 2008-2007 Grupo Aval discussion.

Net provisions for accrued interest and other receivables, increased by 118.6% to Ps 30.3 billion in 2008, as a result of the overall weakening of the Colombian economy.

Net provisions for foreclosed and other assets increased by 115.0% to Ps 3.1 billion (which means that in 2007 recoveries were greater than provisions). Gross provisions for foreclosed and other assets increased by Ps 14.8 billion, while the reversal of provisions decreased by Ps 8.9 billion in 2008.

The recovery of charged-off assets decreased slightly, by 2.6%, to Ps 26.7 billion.

Total fees and other services income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	390.1	336.6	53.5	15.9
Branch network services	19.1	19.8	(0.7)	(3.5)
Credit card merchant fees	46.5	42.5	4.0	9.4
Checking fees	46.0	50.9	(4.9)	(9.6)
Warehouse services	119.1	101.3	17.7	17.5
Fiduciary activities	65.3	51.0	14.3	28.0
Pension plan administration	333.6	288.7	44.8	15.5
Other	24.3	37.5	(13.2)	(35.2)
Total fees and other services income	1,044.0	928.5	115.6	12.4
Fees and other services expenses	(136.4)	(123.4)	(13.0)	10.6
Total fees and other services income, net	907.6	805.0	102.6	12.7

Total net fees and other services income for 2008 increased by 12.7% to Ps 907.6 billion, which primarily reflected four items: (1) commissions from banking services (37.4% of total fees and service income) increased by Ps 53.5 billion as a result of growth in volume (mainly deposits); (2) pension plan administration fees (31.9% of total fees and service income) increased by Ps 44.8 billion as a result of Porvenir’s growth in individual customers and an increase in nominal customer contributions (related to salary); (3) warehouse services (11.4% of total fees and service income) increased by Ps 17.7 billion; and (4) fees from fiduciary activities (6.3% of total fees and service income) increased by Ps 14.3 billion.

Other operating income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	28.6	11.8	16.8	141.8
Gains on derivative operations, net	59.7	69.0	(9.3)	(13.4)
Gains from sales of investments in equity securities, net	34.7	14.5	20.2	139.7
Income from non-financial sector, net (1)	200.5	199.8	0.7	0.4
Dividend income	84.5	60.5	24.0	39.6
Other	43.4	20.4	23.1	113.2
Total other operating income	451.4	376.0	75.4	20.1

(1)
Income from non-financial sector reflects Corficolombiana’s (Banco de Bogotá’s subsidiary) operating results in its consolidated investments in companies not related to the financial sector such as Epiandes S.A., Hoteles Estelar S.A., and Organización Pajonales S.A. among others. This result is net of the following operating and administrative expenses for the years ended 2009, 2008 and 2007: Ps 549,235 Ps 608,253 and Ps 639,076, respectively. For a description of these investments, see “Item 4. Information on the Company—B. Business overview—Corficolombiana—Equity investment portfolio.”

Total other operating income for 2008 increased by 20.1% to Ps 451.4 billion. This increase was due to the Ps 16.8 billion growth of income from net foreign exchange gains as a result of better results in Banco de Bogotá’s treasury operations, an increase in dividend income of Ps 24.0 billion, mainly dividends received by Corficolombiana from its non-consolidated investments, and an increase in gains on sales of investment securities of Ps 20.2 billion.

Operating expenses

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Salaries and employee benefits	(507.9)	(450.0)	57.9	12.9
Bonus plan payments	(15.1)	(12.6)	2.4	19.4
Termination payments	(2.3)	(1.7)	0.6	38.7
Administrative and other expenses	(833.2)	(713.3)	120.0	16.8
Deposit security, net	(49.9)	(42.5)	7.4	17.5
Charitable and other donation expenses	(1.8)	(0.4)	1.4	374.3
Depreciation	(43.5)	(41.7)	1.8	4.4
Goodwill amortization	(16.6)	(15.5)	1.1	6.9
Total operating expenses	(1,470.4)	(1,277.7)	192.7	15.1

Total operating expenses for 2008 increased by 15.1% to Ps 1,470.4 billion. This increase was primarily due to higher administrative and other expenses, which grew by 16.8% in 2008, as a result of the growth in the bank’s main lines of business (loans and deposits). A 12.9% increase in salaries and employee benefits also contributed to higher operating expenses. This increase was a result of the 21.0% increase in Banco de Bogotá’s total employees to 16,655 at December 31, 2008. In fact, on a per capita basis, based on year-end numbers, salary and employee benefits decreased by 6.7%, well below the CPI for full year 2007. Moreover, despite the increase in operating expenses, Banco de Bogotá’s efficiency ratio improved from 51.5% in 2007 to 48.3% in 2008.

Non-operating income (expense)

Total non-operating income (expense) for 2008 was Ps 109.9 billion, a 6.8% or Ps 8.0 billion decrease from Ps 117.9 billion in 2007.

Income tax expense

Income tax expense increased by 42.1% to Ps 392.5 billion in 2008, due to higher income before income tax expense and non-controlling interest and a higher effective tax rate, which increased from 27.1% in 2007 to 30.7% in 2008. The effective tax rate was higher, despite the previously discussed decrease in the national corporate income tax rate, because in 2007 Banco de Bogotá benefited from a Ps 94.0 billion reclassification of taxable general loan loss provisions into tax-deductible specific loan loss provisions. This effect was not repeated in 2008.

Non-controlling interest

Banco de Bogotá’s non-controlling interest increased from Ps 212.3 billion in 2007 to Ps 237.7 billion in 2008, with the substantial majority originating from Corficolombiana.

Banco de Bogotá subsegment analysis

As discussed above, Banco de Bogotá’s results of operations are significantly affected by the results of operations of its subsidiaries, Corficolombiana and Porvenir. In order to fully disclose the impact of these subsidiaries on Banco de Bogotá, set forth below is an analysis of the results of operations of each of Corficolombiana and Porvenir for the year ended December 31, 2008 compared to the year ended December 31, 2007.

Corficolombiana

Net income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Total interest income	236.6	201.9	34.7	17.2
Total interest expense	(233.5)	(202.7)	30.9	15.2
Net interest income	3.0	(0.8)	3.8	482.5
Total provisions, net	2.8	17.5	(14.6)	(83.7)
Total fees and other services income, net	25.4	32.1	(6.7)	(20.8)
Total other operating income	368.0	346.0	22.0	6.4
Total operating income	399.3	394.7	4.6	1.2
Total operating expenses	(105.8)	(104.3)	1.5	1.4
Net operating income	293.5	290.4	3.1	1.1
Total non-operating income (expense), net	39.9	43.8	(4.0)	(9.1)
Income before income tax expense and non-controlling interest	333.3	334.3	(0.9)	(0.3)
Income tax expense	(76.2)	(77.8)	(1.5)	(2.0)
Income before non-controlling interest	257.1	256.5	0.6	0.2
Non-controlling interest	(44.3)	(40.4)	3.9	9.7
Net income	212.9	216.1	(3.3)	(1.5)

Corficolombiana’s net income marginally decreased, by 1.5%, to Ps 212.9 billion in 2008. Results remained relatively even year-over-year, with an increase in total provisions offsetting a slight increase in net interest income. Corficolombiana’s efficiency ratio slightly improved, decreasing from 27.1% in 2007 to 26.1% in 2008, reflecting the higher growth rate of operating income over operating expenses.

Net interest income

Net interest income increased by Ps 3.8 billion, from a loss of Ps 0.8 billion in 2007 to Ps 3.0 billion in 2008. Despite the effects of the global financial crisis, Corficolombiana was able to take advantage of market volatility to achieve significant gains in its fixed income portfolio. Total interest income increased by 17.2% to Ps 236.6 billion in 2008, primarily due to a 112.2% increase in income from investment securities to Ps 113.4 billion in 2008. This increase was a result of significantly higher income from appraisals of fixed income instruments, as equity investments remained largely stable during the year.

Interest expense increased by 15.2% to Ps 233.5 billion in 2008, mainly as a result of an 18.3%, or Ps 15.4 billion, increase on interest paid on time deposits and a 7.3%, or Ps 5.0 billion, increase in interest on interbank and overnight funds. The increase on interest paid on time deposits, the main driver of the interest expense result, was mainly due to an increase in time deposit balances from Ps 955.6 billion in 2007 from Ps 1,294.0 billion in 2008.

Net fee and other services income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	3.0	5.9	(2.9)	(49.5)
Fiduciary activities	21.1	17.6	3.6	20.2
Other	8.4	16.1	(7.7)	(47.8)
Total fees and other services income	32.5	39.6	(7.1)	(17.8)
Fees and other services expenses	(7.1)	(7.5)	(0.4)	(5.1)
Total fees and other services income, net	25.4	32.1	(6.7)	(20.8)

Total net fees and other services income decreased by Ps 6.7 billion to Ps 25.4 billion in 2008. This was primarily due to a Ps 7.7 billion decrease in “Other” as well as a Ps 2.9 billion decline in commissions from banking services. This was partially offset by a Ps 3.6 billion increase in fiduciary activity fees, stemming from improved results at Corficolombiana’s fiduciary, Fiduciaria Corficolombiana.

Other-operating income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	12.3	(7.9)	20.2	(256.0)
Gains on derivative operations, net	34.0	80.7	(46.7)	(57.9)
Gains from sales of investments in equity securities, net	32.7	12.4	20.3	163.4
Income from non-financial sector, net	200.5	199.8	0.7	0.4
Dividend income	82.7	58.8	23.9	40.6
Other	5.9	2.2	3.7	170.5
Total other operating income	368.0	346.0	22.0	6.4

Total other operating income grew by 6.4% to Ps 368.0 in 2008, primarily driven by an increase in dividend income, attributable to the improved performance by most of Corficolombiana’s non-consolidated investments. An increase of 163.4% to Ps 32.7 billion in gains (losses) on sales of investments in equity securities was primarily due to Corficolombiana’s sale of its 56% stake in Lloreda S.A., which generated Ps 54.0 billion in cash (the total gain on the sales of investments on equity securities was lower than Ps 54.0 billion in 2008, due to the losses incurred on the sales of other investments). Finally, Corficolombiana generated an income of Ps 20.2 billion of net foreign exchange gains in 2008, which were more than offset by the Ps 46.7 billion decrease in gains on derivative operations. The net foreign exchange gains and losses on derivative operations were attributable to treasury department transactions, and as previously discussed, many of these transactions were related.

Operating expenses

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Salaries and employee benefits	(39.0)	(37.0)	2.0	5.4
Bonus plan payments	(4.8)	(4.2)	0.6	13.7
Termination payments	(0.4)	(0.5)	(0.1)	(27.0)
Administrative and other expenses	(55.0)	(56.9)	(1.9)	(3.3)
Deposit security, net	(3.7)	(3.4)	0.4	10.7
Charitable and other donation expenses	(0.5)	(0.3)	0.2	69.0
Depreciation	(2.4)	(2.1)	0.4	17.7
Goodwill amortization	—	—	—	—
Total operating expenses	(105.8)	(104.3)	1.5	1.4

Total operating expenses increased by 1.4% to Ps 105.8 billion in 2008. Over the course of the year, the total number of employees decreased from 476 at 2007 year-end to 427 at 2008 year-end as part of Corficolombiana’s goal of continuing to optimize its efficiency ratio, which is also reflected in the reduction in administrative expenses in 2008. Furthermore, the private banking division undertook a restructuring process which included closing non-strategic branches around the country. Salaries and employee benefits increased by 5.4%, consistent with the increase in the consumer price index. Bonus plan payments increased by Ps 0.6 billion, although as a percentage of operating income, they remained relatively constant (increasing from 1.1% in 2007 to 1.2% in 2008).

Non-operating income (expense)

Total non-operating income (expense) decreased by 9.1% to Ps 39.9 billion in 2008. Even though the net decrease was Ps 4.0 billion, both other income and other expenses showed important decreases (moving from Ps 129.3 billion and Ps 85.5 billion, respectively in 2007, to Ps 76.7 billion and Ps 36.9 billion). This was because until 2007, “PESA,” a company through which Corficolombiana administered a portion of its shares in non-consolidated companies, generated income (expenses) that was recorded in this account. The net impact of PESA was an expense of Ps 1.5 billion in 2007, but the gross amounts were much higher.

Porvenir

Net income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Total interest income	20.1	10.4	9.7	93.7
Total interest expense	(1.1)	(0.4)	(0.8)	190.7
Net interest income	19.0	10.0	9.0	89.8
Total provisions, net	—	—	—	—
Total fees and other services income, net	296.6	256.4	40.2	15.7
Total other operating income	1.1	2.9	(1.8)	(62.8)
Total operating income	316.6	269.3	47.4	17.6
Total operating expenses	(169.4)	(147.0)	(22.4)	15.2
Net operating income	147.2	122.3	24.9	20.4
Total non-operating income (expense), net	(0.2)	2.0	(2.1)	(108.0)
Income before income tax expense and non-controlling interest	147.1	124.3	22.8	18.4
Income tax expense	(49.9)	(42.4)	7.5	17.7
Net income	97.2	81.9	15.3	18.7

Porvenir’s net income increased by 18.7% to Ps 97.2 billion in 2009. The increase was primarily driven by growth in fee and commission income, particularly mandatory pension collections. An increase in interest income also contributed to growth in net income, driven by an increase in direct investment portfolio income in 2008. Operating expenses increased at a lower rate than operating income, which resulted in an improvement in Porvenir’s efficiency ratio from 53.3% in 2007 to 52.4% in 2008.

Total fees and other services income

Porvenir’s total net fees and other services income increased by 15.7% to Ps 296.6 billion in 2008. This increase was mainly due to the growth in mandatory pension collections, as well as higher yields from FONPET, which resulted in higher commissions collected.

Income from mandatory pension funds increased by 15.8% to Ps 222.6 billion in 2008 due primarily to an increase in the average number of contributors. Porvenir’s average contributors increased by 14.5% to 2,428,589, while its average active contributors for 2008 increased by 17.5% to 1,418,319 year-over-year. Average fee per contributor increased by 1.2% in 2008, while average fee per active contributor decreased by 1.4%.

Income from severance funds increased by 6.3% to Ps 60.1 billion in 2008. This increase was due to higher total collections, driven by an increase in wages and a successful sales campaign in which Porvenir increased its share of assets under management.

Income from voluntary pension funds decreased by 8.5% to Ps 27.5 billion in 2008 due to the migration of customer to lower fee portfolios.

Income from third-party liability pension funds and other commissions increased by 122.7% to Ps 24.7 billion as a result of a 101.5% increase in assets under management.

Net interest income

Net interest income increased by 89.8% to Ps 19.0 billion in 2008 due to an increase in direct investment portfolio income, primarily from fixed income investments that were made in the middle of 2008, before the interest rate on Colombian government treasuries declined in the latter half of the year, which resulted in the appreciation of these investments. The rate of return on Porvenir’s total investment portfolio was 7.4% in 2008, which compares to 4.7% in 2007.

Operating expenses

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Salaries and employee benefits	(70.9)	(63.8)	7.0	11.0
Bonus plan payments	(2.8)	(2.5)	0.3	13.3
Termination payments	(0.1)	(0.1)	(0.1)	90.6
Administrative and other expenses	(92.2)	(77.1)	15.1	19.6
Charitable and other donation expenses	—	—	—	—
Depreciation	(3.4)	(3.6)	(0.1)	(3.5)
Goodwill amortization	—	—	—	—
Total operating expenses	(169.4)	(147.0)	22.4	15.2

Porvenir’s total operating expenses for 2008 increased by 15.2% to Ps 169.4 billion, which was in line with the growth of the business. Porvenir’s efficiency ratio improved from 53.3% in 2007 to 52.4% in 2008 due to the fact that operating income grew at a faster rate than operating expenses.

Non-operating income (expense)

Total non-operating income (expense) for 2008 decreased by Ps 2.1 billion to Ps (0.2) billion. This decrease was mainly due to an increase in provisions for legal, judicial, arbitral and administrative contingencies.

Banco de Occidente

Net income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Total interest income	1,864.6	1,343.8	520.8	38.8
Total interest expense	(828.7)	(596.1)	232.6	39.0
Net interest income	1,035.9	747.7	288.2	38.5
Total provisions, net	(254.3)	(193.9)	60.4	31.1
Total fees and other services income, net	215.8	181.9	33.9	18.6
Total other operating income	232.0	207.9	24.2	11.6
Total operating income	1,229.4	943.6	285.9	30.3
Total operating expenses	(714.3)	(613.0)	101.4	16.5
Net operating income	515.1	330.6	184.5	55.8
Total non-operating income (expense), net	14.0	24.2	(10.2)	(42.1)
Income before income tax expense and non-controlling interest	529.1	354.8	174.3	49.1
Income tax expense	(142.0)	(74.5)	67.5	90.5
Income before non-controlling interest	387.2	280.3	106.9	38.1
Non-controlling interest	(38.6)	(33.0)	5.7	17.2
Net income attributable to shareholders	348.5	247.4	101.2	40.9

Banco de Occidente’s net income attributable to its shareholders increased by 40.9% to Ps 348.5 billion in 2008. This increase was primarily due to the growth of net interest income, offset in part by an increase in total operating expenses. Banco de Occidente’s efficiency ratio improved significantly from 45.2% in 2007 to 39.9% in 2008, indicating that operating income grew at a faster rate than operating expenses.

Net interest income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Interest income:
Interest on loans	1,329.2	957.5	371.7	38.8
Interest on investment securities	172.2	128.0	44.2	34.5
Interbank and overnight funds	36.9	27.3	9.6	35.2
Financial leases	326.4	231.1	95.3	41.3
Total interest income	1,864.6	1,343.8	520.8	38.8
Interest expense:
Checking accounts	(4.8)	(5.6)	(0.8)	(13.8)
Time deposits	(258.2)	(173.0)	85.1	49.2
Saving deposits	(293.5)	(219.2)	74.3	33.9
Total interest expense on deposits	(556.5)	(397.8)	158.7	39.9
Borrowing from banks and others	(135.7)	(89.2)	46.5	52.1
Interbank and overnight funds (expenses)	(14.1)	(24.8)	(10.7)	(43.3)
Long-term debt (bonds)	(122.5)	(84.4)	38.2	45.2
Total interest expense	(828.7)	(596.1)	232.6	39.0
Net interest income	1,035.9	747.7	288.2	38.5

Banco de Occidente’s net interest income increased by 38.5% to Ps 1,035.9 billion, driven primarily by growth in the volume of loans and financial leases, an increase in the yield on loans and financial leases, and an increase in income from its investment portfolio, partially offset by an increase in interest expense.

Banco de Occidente’s interest income from loans and financial leases increased by 39.3% to Ps 1,655.6 billion in 2008. This increase was due to a higher average balance of Banco de Occidente’s loan and financial lease portfolio, which grew by 22.1% to Ps 9,548.1 billion in 2008, and produced an increase of Ps 288.1 billion in interest income from loans and financial leases. The growth of Banco de Occidente’s loan and financial lease portfolio was driven primarily by commercial loans and financial leases and, to a lesser degree, consumer loans. The average yield on loans and financial leases rose from 15.2% to 17.3%, for the same reasons previously discussed in the Grupo Aval discussion, and this increase was responsible for producing Ps 178.9 billion of interest income from loans and financial leases.

Banco de Occidente’s interest expense on interest-bearing liabilities increased by 39.0% to Ps 828.7 billion in 2008, reflecting an increase in the balance of interest-bearing liabilities and increased average cost of funding. The average balance of interest-bearing liabilities increased by 20.4% to Ps 9,627.4 billion in 2008, principally due to the growth in average time and savings deposits, and was responsible for Ps 169.4 billion of the increase in interest expense. Banco de Occidente’s average nominal interest rate on interest-bearing liabilities increased from 7.5% in

2007 to 8.6% in 2008, principally due to a rise in average rates paid on time and savings deposits, which resulted in a Ps 63.2 billion rise in interest expense.

The spread between the yield earned on Banco de Occidente’s loans and financial leases and the cost of its interest-bearing liabilities increased from 7.7% in 2007 to 8.7% in 2008, due to assets repricing faster than liabilities in an increasing interest rate environment.

Interest income from investment securities increased by 34.5% to Ps 172.2 billion in 2008. The fixed income portfolio generated Ps 171.0 billion of interest income from investment securities, accounting for 99.3% of Banco de Occidente’s earnings on investment securities in 2008. Banco de Occidente’s equity portfolio generated the remaining Ps 1.2 billion, or 0.7%.

Provisions

Total net provisions increased by 31.1% to Ps 254.3 billion in 2008, driven primarily by the growth of net provisions for loan and financial lease losses, which increased by 28.9% to Ps 242.6 billion. Gross provisions for loan and financial lease losses increased by 12.7% to 530.6 billion, while the reversal of provisions grew by 1.8% to Ps 288.0 billion.

The increase in provisions for loan and financial lease losses was consistent with the deterioration of Banco de Occidente’s credit quality, which resulted from the overall weakening of the Colombian economy. Banco de Occidente’s past due loans and financial leases increased significantly during this period, by 65.0% to Ps 451.3 billion, primarily in commercial and consumer loans. The consumer loan delinquency ratio rose to 8.1%, while the commercial loan delinquency ratio remained at 2.7% at December 31, 2007. Since Banco de Occidente’s commercial loan portfolio is substantially larger than its consumer loan portfolio (Ps 6,423.1 billion and Ps 2,074.3 billion, respectively, at year-end 2008), its total delinquency ratio was 4.2%.

Consistent with the increase in past due loans, charge-offs rose by 41.3% to Ps 93.3 billion in 2008. Despite the considerable increase in charge-offs, Banco de Occidente’s charge-off to average loan and financial lease ratio increased only slightly from 0.8% in 2007 to 0.9% in 2008. The fact that Banco de Occidente’s net provisions for loan and financial lease losses were significantly greater than its charge-offs resulted in a 38.6% increase in its allowance for loan and financial lease losses to Ps 536.3 billion at December 31, 2008. However, the allowance for loan and financial lease losses grew at a slower pace than past due loans, and as a result, the bank’s coverage ratio decreased from 141.5% at December 31, 2007 to 118.8% at December 31, 2008.

Net provisions for accrued interest and other receivables increased by 69.1% to Ps 26.6 billion in 2008, which was a result of the slowing of the Colombian economy.

Net provisions for foreclosed and other assets remained largely unchanged from Ps (0.1) billion in 2007 to Ps 0.4 billion in 2008 (in 2007 recoveries were slightly larger than provisions). Although gross provisions for foreclosed and other assets decreased by Ps 2.0 billion, the slight increase in net provisions was driven by the fact that the reversal of provisions decreased by Ps 2.4 billion in 2008.

The recovery of charged-off assets increased by 53.9% to Ps 15.3 billion in 2008, primarily as a result of the greater number of charge-offs.

Total fees and other services income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	158.0	116.3	41.8	35.9
Branch network services	—	—	—	—
Credit card merchant fees	41.1	32.2	8.9	27.5
Checking fees	24.0	24.8	(0.7)	(3.0)
Warehouse services	—	—	—	—
Fiduciary activities	25.0	23.4	1.6	6.7
Pension plan administration	—	—	—	—
Other	25.8	25.8	—	0.1
Total fees and other services income	274.0	222.5	51.5	23.1
Fees and other services expenses	(58.2)	(40.6)	(17.6)	43.4
Total fees and other services income, net	215.8	181.9	33.9	18.6

Total net fees and other services income for 2008 increased by 18.6% to Ps 215.8 billion in 2008 due primarily to the 35.9% increase in commissions from banking services (which was primarily due to the higher average balances of deposits).

Other operating income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	2.4	16.0	(13.6)	(85.1)
Gains on derivative operations, net	25.8	12.1	13.7	113.1
Gains on sales of investments in equity securities, net	(0.2)	—	(0.2)	—
Dividend income	61.8	65.9	(4.1)	(6.3)
Other	142.3	113.9	28.3	24.9
Other operating income	232.0	207.9	24.2	11.6

Total other operating income for 2008 increased by 11.6% to Ps 232.0 billion. The main driver of this growth was the “Other” line item, which consisted primarily of income from operating leases. This business is an important source of income for Banco de Occidente that stems from Leasing de Occidente. In 2008, operating leases, which accounted for 91.2% of “Other,” generated Ps 22.9 billion, or 21.5%, more income year-over-year, as a result of increased assets leased. While gains on derivative operations, consisting predominantly of forward contracts on foreign contracts, increased by Ps 13.7 billion, this was almost entirely offset by a related Ps 13.6 billion decrease in income from net foreign exchange gains.

Operating expenses

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Salaries and employee benefits	(237.9)	(208.8)	29.1	13.9
Bonus plan payments	(16.4)	(16.2)	0.2	1.4
Termination payments	(2.6)	(1.9)	0.7	35.7
Administrative and other expenses	(303.1)	(264.4)	38.7	14.7
Deposit security, net	(32.1)	(22.5)	9.5	42.3
Charitable and other donation expenses	(0.1)	(0.2)	(0.1)	(55.3)
Depreciation	(111.3)	(97.3)	13.9	14.3
Goodwill amortization	(10.9)	(1.7)	9.2	556.7
Total operating expenses	(714.3)	(613.0)	101.4	16.5

Total operating expenses for 2008 increased by 16.5% to Ps 714.3 billion, primarily reflecting a 14.7% increase in administrative and other expenses. This increased as a result of the growth of the company’s primary business lines (loans and deposits). Salaries and employee benefits increased by Ps 13.9% to Ps 237.9 billion in 2008, which is explained primarily by the growth in the number of employees from 7,143 at the end of 2007 to 7,430 at year-end 2008. On a per capita basis, based on year-end numbers, salary and employee benefits increased by 9.5%. Despite the increase in total operating expenses, Banco de Occidente’s efficiency ratio improved from 45.2% in 2007 to 39.9% in 2008.

Non-operating income (expense)

Total non-operating income (expense), which represented only 2.7% of income before income tax expense and non-controlling interest in 2008, decreased by Ps 10.2 billion to Ps 14.0 billion in 2008. This change was mainly due to the Ps 12.8 billion decrease in non-operating income due to a lower reversal of provisions of assets (other than loans).

Income tax expense

Income tax expense increased by Ps 67.5 billion to Ps 142.0 billion in 2008, primarily as a result of the 49.1% growth in income before income tax expense and non-controlling interest. However, this was also a result of a rise in Banco de Occidente’s effective tax rate by 583 basis points, from 21.0% in 2007 to 26.8% in 2008, driven mainly by a reduction in tax deductible expenses during 2008. During 2007, Banco de Occidente reduced its basis for determining fiscal income by Ps 35.2 billion related to loan loss provisions, which were accounted for as loan-specific provisions that were tax-deductible. During 2008 this effect was repeated, but its magnitude was only Ps 14.2 billion. Another factor was Leasing de Occidente, which saw its income tax expense increase by Ps 17.1 billion to Ps 17.9 billion.

Non-controlling interest

Banco de Occidente’s non-controlling interest increased by Ps 5.7 billion to Ps 38.6 billion in 2008. The growth of non-controlling interest was attributable primarily to results from Leasing de Occidente (ownership explained in the 2008-2009 Banco de Occidente discussion).

Banco Popular

Net income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Total interest income	1,302.2	987.0	315.2	31.9
Total interest expense	(550.4)	(376.5)	173.8	46.2
Net interest income	751.8	610.5	141.4	23.2
Total provisions, net	(63.0)	(56.6)	6.4	11.3
Total fees and other services income, net	137.0	132.4	4.6	3.4
Total other operating income	32.9	27.0	5.9	21.8
Total operating income	858.6	713.2	145.4	20.4
Total operating expenses	(498.0)	(449.0)	49.0	10.9
Net operating income	360.6	264.2	96.4	36.5
Total non-operating income (expense), net	(7.0)	7.1	(14.1)	(198.0)
Income before income tax expense and non-controlling interest	353.7	271.3	82.4	30.4
Income tax expense	(98.8)	(77.1)	21.7	28.1
Income before non-controlling interest	254.9	194.2	60.7	31.3
Non-controlling interest	(2.4)	(2.1)	0.4	18.0
Net income attributable to shareholders	252.5	192.1	60.3	31.4

Banco Popular’s net income attributable to its shareholders increased by 31.4% to Ps 252.5 billion in 2008. This increase was primarily due to the growth of net interest income, offset in part by an increase in operating expenses. Banco Popular’s efficiency ratio improved during this period, from 55.8% in 2007 to 52.0% 2008, indicating that operating income grew at a faster rate than operating expenses.

Net interest income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Interest income:
Interest on loans	1,050.9	785.1	265.8	33.9
Interest on investment securities	183.3	160.7	22.7	14.1
Interbank and overnight funds	38.0	19.5	18.6	95.4
Financial leases	29.9	21.7	8.1	37.4
Total interest income	1,302.2	987.0	315.2	31.9
Interest expense:
Checking accounts	(11.6)	—	11.6	—
Time deposits	(184.3)	(76.3)	108.0	141.6
Saving deposits	(285.6)	(235.7)	49.9	21.2
Total interest expense on deposits	(481.5)	(312.0)	169.5	54.3
Borrowing from banks and others	(29.6)	(29.8)	(0.1)	(0.4)
Interbank and overnight funds (expenses)	(5.8)	(10.8)	(5.0)	(45.9)
Long-term debt (bonds)	(33.4)	(23.9)	9.4	39.3
Total interest expense	(550.4)	(376.5)	173.8	46.2
Net interest income	751.8	610.5	141.4	23.2

Banco Popular’s net interest income increased by 23.2% to Ps 751.8 billion, driven primarily by growth in the loan and financial lease portfolio, an increase in the yield of loans and financial leases, and an increase in income from its investment portfolio, partially offset by an increase in interest expense.

Banco Popular’s interest income from loans and financial leases increased by 34.0% to Ps 1,080.8 billion in 2008. This increase was due primarily to a higher average balance of Banco Popular’s loan and financial lease portfolio, which grew by 21.7% to Ps 5,580.5 billion in 2008, and produced an increase of Ps 197.7 billion. The growth of Banco Popular’s loan and financial lease portfolio was driven primarily by consumer loans, its area of focus, and secondarily by commercial loans, offset in part by a slight decrease in mortgage loans, which is a line of business in which Banco Popular does not operate actively. The average yield on these loans and financial leases rose from 17.6% to 19.4%, for the same reasons as explained in the Grupo Aval discussion, and produced an increase of Ps 76.3 billion in interest income from loans and financial leases.

Banco Popular’s interest expense on interest-bearing liabilities increased by 46.2% to Ps 550.4 billion in 2008, reflecting an increase in the balance of interest-bearing liabilities and increased average cost of funding. The average balance of interest-bearing liabilities increased by 18.5%, driven primarily by growth in average time and savings deposits, and was responsible for Ps 106.7 billion of the increase in interest expense. Banco Popular’s average nominal interest rate on interest-bearing liabilities increased from 6.7% in 2007 to 8.3% in 2008, principally due to a rise in average rates paid on time deposits, which resulted in a Ps 67.1 billion rise in interest expense.

The spread between the yield earned on Banco Popular’s loans and financial leases and the cost of its interest-bearing liabilities increased slightly from 10.8% in 2007 to 11.1% in 2008, due to assets repricing faster than liabilities in an increasing interest rate environment.

Interest income from investment securities increased by 14.1% to Ps 183.3 billion in 2008. The fixed income portfolio generated Ps 181.7 billion of interest income from investment securities, accounting for 99.1% of Banco Popular’s earnings on investment securities in 2008. The equity portfolio generated the remaining Ps 1.6 billion, or 0.9% of total income from investment securities.

Provisions

Total net provisions increased by 11.3% to Ps 63.0 billion in 2008, driven primarily by the growth of net provisions for loan and financial lease losses, which increased by 8.7% to Ps 73.5 billion. Gross provisions for loan and financial lease losses increased by 40.8% to Ps 209.6 billion, while the reversal of such provisions grew by 67.6% to Ps 136.1 billion.

The increase in provisions for loan and financial lease losses was consistent with the deterioration of Banco Popular’s credit quality, which resulted from the overall weakening of the Colombian economy. Past due loans increased by 47.7% in 2008 to Ps 195.4 billion at December 31, 2008, primarily in commercial and consumer loans. Commercial loans’ delinquency ratio rose to 2.9%, while consumer loans delinquency ratio remained at 2.6%, which was below the total delinquency ratio of 3.1%. Consistent with the increase in past due loans, charge-offs rose by 70.9% to Ps 35.1 billion in 2008, which resulted in the growth of Banco Popular’s charge-off to average loan and financial lease ratio from 0.4% in 2007 to 0.6% in 2008. The fact that the bank’s net provisions for loan and financial lease losses were greater than its charge-offs resulted in a 16.2% increase in its allowance for loan and financial lease losses to Ps 275.4 billion at December 31, 2008. However, the allowance for loan and financial lease losses grew at a slower pace than past due loans, and as a result, the bank’s coverage ratio decreased from 179.1% at December 31, 2007 to 140.9% at December 31, 2008.

Net provisions for accrued interest and other receivables increased by 195.8% to Ps 4.8 billion in 2008, which was a result of the slowing of the Colombian economy.

Net provisions for foreclosed and other assets decreased by 233.7% to Ps (5.4) billion (which means that in 2008 recoveries were greater than provisions). Gross provisions for foreclosed and other assets decreased by Ps 12.2 billion, while the reversal of provisions increased slightly by Ps 0.4 billion in 2008.

The recovery of charged-off assets decreased by 50.1% to Ps 9.9 billion in 2008, primarily as a result of a higher than average recovery of charged-off assets in 2007. The higher figure in 2007 was driven by the Ps 8.9 billion recovery of a charged-off loan from client Fibratolima S.A. (which is in the textile / fabrics business) that was not repeated in 2008.

Total fees and other services income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	99.0	83.3	15.7	18.9
Branch network services	—	—	—	—
Credit card merchant fees	3.8	3.5	0.3	8.9
Checking fees	5.1	5.6	(0.4)	(7.5)
Warehouse services	47.6	45.5	2.1	4.6
Fiduciary activities	8.6	8.9	(0.2)	(2.7)
Pension plan administration	2.4	1.2	1.1	91.8
Other	10.0	16.6	(6.7)	(40.1)
Total fees and other services income	176.5	164.6	11.9	7.3
Fees and other services expenses	(39.6)	(32.2)	(7.4)	22.9
Total fees and other services income, net	137.0	132.4	4.6	3.4

Total net fees and other services income for 2008 grew by 3.4% to Ps 137.0 billion. The slight increase was driven by a growth in commissions from banking services (which was mainly due to the previously discussed growth in deposits), offset in part by an increase in expenses.

Other operating income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	2.8	(0.3)	3.1	92.7
Gains on derivative operations, net	(0.0)	(0.7)	0.7	95.9
Gains on sales of investments in equity securities, net	—	0.5	(0.5)	(100.0)
Dividend income	16.7	19.4	(2.7)	(14.0)
Other	13.4	8.0	5.4	67.8
Total other operating income	32.9	27.0	5.9	21.8

Total other operating income increased by 21.8% to Ps 32.9 billion in 2008. Total other operating income accounted for only 3.8% of total operating income in 2008. An increase of Ps 5.4 billion in “Other,” which consisted predominately of fees generated from the co-management of certain Colombian Government’s pension funds, was the main driver of this growth.

Operating expenses

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Salaries and employee benefits	(221.1)	(194.9)	26.3	13.5
Bonus plan payments	(3.3)	(2.2)	1.1	50.2
Termination payments	(0.2)	(0.1)	0.2	261.8
Administrative and other expenses	(232.5)	(214.0)	18.5	8.6
Deposit security, net	(20.0)	(16.9)	3.1	18.6
Charitable and other donation expenses	(2.3)	(1.7)	0.6	34.5
Depreciation	(18.5)	(19.2)	(0.7)	(3.8)
Goodwill amortization	—	—	—	—
Total operating expenses	(498.0)	(449.0)	49.0	10.9

Total operating expenses increased by 10.9% to Ps 498.0 billion, primarily due to an increase of 13.5% in salaries and employee benefits. This increase was driven by a standard increase in salaries consistent with inflation, as well as growth in the number of employees from 5,648 in December 2007 to 5,817 in December 2008. On a per capita basis, based on year-end numbers, salary and employee benefits increased by 10.2%. Administrative and other expenses also contributed to the increase in operating expenses, increasing by 8.6% as a result of growth in the loan and financial lease portfolio. Despite the increase in operating expenses, Banco Popular’s efficiency ratio improved from 55.8% in 2007 to 52.0% 2008.

Non-operating income (expense)

Total non-operating income (expense) decreased by Ps 14.1 billion to Ps (7.0) billion in 2008. This decrease was mainly due to greater provisioning for labor lawsuits.

Income tax expense

Income tax expense for Banco Popular increased by Ps 21.7 billion to Ps 98.8 billion in 2008, notwithstanding the fact that its effective tax rate decreased by 49 basis points, from 28.4% in 2007 to 27.9% in 2008.

Non-controlling interest

Banco Popular’s non-controlling interest increased slightly in 2008, by Ps 0.4 billion to Ps 2.4 billion. Non-controlling interest is not a major contributor to net income, responsible for only 1.0% of this total in 2008.

Banco AV Villas

Net income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Total interest income	685.1	521.0	164.1	31.5
Total interest expense	(241.4)	(182.9)	58.5	32.0
Net interest income	443.7	338.1	105.5	31.2
Total provisions, net	(113.3)	(37.7)	75.6	200.8
Total fees and other services income, net	129.2	115.7	13.5	11.7
Total other operating income	3.6	2.3	1.4	61.7
Total operating income	463.3	418.5	44.8	10.7
Total operating expenses	(322.9)	(290.2)	32.7	11.3
Net operating income	140.4	128.2	12.2	9.5
Total non-operating income (expense), net	1.4	27.5	(26.1)	(94.9)
Income before income tax expense and non-controlling interest	141.8	155.7	(13.9)	(8.9)
Income tax expense	(38.9)	(34.0)	4.9	14.5
Income before non-controlling interest	102.9	121.8	(18.8)	(15.5)
Non-controlling interest	(0.2)	(0.4)	(0.1)	(35.2)
Net income	102.7	121.4	(18.7)	(15.4)

Banco AV Villas’ net income attributable to its shareholders decreased by 15.4% to Ps 102.7 billion in 2008, despite a 9.5% increase in net operating income to Ps 140.4 billion. The decrease in net income was due to a significant non-recurring income item that was recorded in 2007 from the sales of previously charged-off mortgage portfolios, which resulted in approximately Ps 44.5 billon of income before income tax expense and non-controlling interest. Despite an 11.3% increase in operating expenses, Banco AV Villas’ efficiency ratio improved from 60.5% in 2007 to 53.5% in 2008.

Net interest income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Interest income:
Interest on loans	594.0	446.3	147.6	33.1
Interest on investment securities	78.6	66.7	11.9	17.9
Interbank and overnight funds	12.5	8.0	4.5	56.5

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Financial leases	—	—	—	—
Total interest income	685.1	521.0	164.1	31.5
Interest expense:
Checking accounts	(0.2)	(0.2)	0.0	0.6
Time deposits	(140.8)	(100.6)	40.1	39.9
Saving deposits	(76.3)	(69.9)	6.5	9.2
Total interest expense on deposits	(217.3)	(170.7)	46.6	27.3
Borrowing from banks and others	(2.0)	(1.3)	0.7	53.3
Interbank and overnight funds (expenses)	(22.2)	(10.9)	11.3	103.2
Long-term debt (bonds)	—	—	—	—
Total interest expense	(241.4)	(182.9)	58.5	32.0
Total net income	443.7	338.1	105.5	31.2

Banco AV Villas’ net interest income increased by 31.2% to Ps 443.7 billion in 2008, primarily reflecting growth in the volume of loans and financial leases, an increase in the yield of loans and financial leases, and an increase in income from its investment portfolio, partially offset by an increase in interest expense.

Interest income from loans and financial leases increased by 33.1% to Ps 594.0 billion in 2008 due to higher interest rates and the growth of average balances. The average nominal yield on loans and financial leases increased from 16.1% in 2007 to 18.8% in 2008, caused by the same reasons as explained in the Grupo Aval discussion, and generated an increase of Ps 75.7 billion in interest income on loans and financial leases. The average balance of loans and financial leases increased by 13.8% to Ps 3,160.1 billion in 2008, primarily due to growth in commercial and consumer loans, and produced Ps 72.0 billion in increased interest on loans and financial leases.

Banco AV Villas’ interest expense increased by 32.0% to Ps 241.4 billion in 2008, primarily as a result of a 10.4% increase in the average balance of interest-bearing liabilities which totaled Ps 3,752.8 billion in 2008. The increase in the balance, which was primarily due to growth in average time deposits, resulted in a Ps 29.9 billion increase in interest expense. Banco AV Villas’ average nominal interest rate on interest-bearing liabilities increased from 5.4% in 2007 to 6.4% in 2008, driven by increased average rates on all liability line items, and produced a Ps 28.6 billion increase in interest expense.

Interest income from investment securities increased by 17.9% to Ps 78.6 billion in 2008. The fixed income portfolio generated Ps 78.4 billion of interest income from investment securities, accounting for 99.8% of total income from investment securities. The equity portfolio generated the remaining 0.2% of total income from investment securities.

The spread between the yield earned on Banco AV Villas’ loans and financial leases and the cost of funding of its interest-bearing liabilities increased from 10.7% in 2007 to 12.4% in 2008, due to assets repricing faster than liabilities in an increasing interest rate environment.

Provisions

Total net provisions increased by 200.8% to Ps 113.3 billion in 2008. This was driven primarily by a 29.2% increase in net provisions for loan losses to Ps 124.2 billion. Gross provisions for loans increased by 46.4% to 207.6 billion, while the reversal of provisions grew by 82.8% to Ps 83.4 billion. The increase in provisions for loan and financial lease losses was consistent with a weakening of the credit quality of Banco AV Villas’ loan portfolio. Past due loans and financial leases increased by 21.5% during this period, primarily in consumer loans. As a result, the bank’s delinquency ratio increased from 7.6% in 2007 to 8.2% in 2008. In terms of total past due loans, mortgages composed 44.7% and consumer loans composed 37.5% of the total. As described in the 2009-2008 Grupo Aval discussion, Banco AV Villas’ delinquency ratio is relatively higher than the rest of our banking subsidiaries as a result of its significant exposure to these two types of loans.

Consistent with the increase in past due loans, charge-offs rose by 43.6% to Ps 87.0 billion in 2008. The result was an increase in Banco AV Villas’ charge-off to average loan ratio from 2.1% in 2007 to 2.6% in 2008. The fact that the bank’s net provisions for loan losses were greater than its charge-offs resulted in a 32.8% increase in its allowance for loan losses to Ps 151.2 billion at December 31, 2008. Moreover, the bank’s allowance for loan losses increased at a quicker pace than its past due loans, and as a result, the bank’s coverage ratio increased from 48.3% at December 31, 2007 to 52.9% at December 31, 2008. As previously explained, while this coverage ratio is considerably lower than that of our other banking subsidiaries, management considered it to be acceptable due to the percentage of Banco AV Villas’ loan portfolio consisting of mortgages.

Net provisions for accrued interest and other receivables increased by 124.1% to Ps 7.0 billion in 2008, which was a result of the slowing Colombian economy.

Net provisions for foreclosed assets and other assets increased by 269.7% to 3.3 billion in 2008 as a result of lower recoveries during the year. Gross provisions decreased by Ps 1.4 billion in 2008, but the reversal of provisions decreased by Ps 3.9 billion, producing a net-growth effect on provisions for foreclosed assets and other assets.

The recovery of charged-off assets decreased by Ps 41.2 billion to Ps 21.3 billion in 2008. The 2007 result was unusually high due to a series of sales of written-off loans that were not repeated in 2008. In July 2007, Banco AV Villas recognized recoveries of charged-off loans related to the sale of mortgage portfolios to Lehman Brothers.

Total fees and other services income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	115.8	109.0	6.9	6.3
Branch network services	—	—	—	—
Credit card merchant fees	—	—	—	—
Checking fees	—	—	—	—
Warehouse services	—	—	—	—
Fiduciary activities	—	—	—	—
Pension plan administration	—	—	—	—
Other	36.6	23.4	13.2	56.6
Total fees and other services income	152.4	132.3	20.1	15.2
Fees and other services expenses	(23.2)	(16.6)	(6.6)	39.7
Total fees and other services income, net	129.2	115.7	13.5	11.7

Total net fees and other services income increased by Ps 13.5 billion to Ps 129.2 billion in 2008. The increase in other fees was related to commissions received from social security payments, an area in which Banco AV Villas is a leading operator. Volume related to these transactions grew significantly in 2008 as the Government issued a regulation stating that only electronic payments through banks were acceptable starting June 28, 2008.

Other operating income

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	2.8	(1.9)	4.7	(252.2)
Gains on derivative operations, net	(1.2)	3.2	(4.4)	(137.6)
Gains on sales of investments in equity securities, net	—	—	—	—
Dividend income	1.7	0.9	0.7	80.8
Other	0.3	—	0.3	—
Income from non-financial sector, net	—	—	—	—
Total other operating income	3.6	2.3	1.4	61.7

Total other operating income increased by Ps 1.4 billion to Ps 3.6 billion in 2008. The increase of Ps 4.7 billion in net foreign exchange gains, which resulted from the fluctuation of exchange rates, was almost entirely offset by the Ps 4.4 billion loss from derivative operations, consisting primarily of forward contracts on foreign currencies.

Operating expenses

	Year ended December 31,		Change, 2008 vs. 2007
	2008	2007	#	%
	(in Ps billions)
Salaries and employee benefits	(114.5)	(102.2)	12.3	12.0
Bonus plan payments	(0.8)	(2.0)	(1.2)	(61.8)
Termination payments	(1.2)	(0.6)	0.6	102.2
Administrative and other expenses	(180.7)	(160.8)	19.9	12.4
Deposit security, net	(11.1)	(10.2)	0.9	8.6
Charitable and other donation expenses	—	—	—	—
Depreciation	(14.7)	(14.5)	0.2	1.6
Goodwill amortization	—	—	—	—
Total operating expenses	(322.9)	(290.2)	32.7	11.3

Total operating expenses increased by 11.3% to Ps 322.9 billion in 2008. This increase was primarily due to higher administrative and other expenses tied to the growth of the company’s average loan portfolio. Salaries and employee benefits also increased, despite a decrease in the number of employees from 5,637 at the end of 2007 to 5,545 at the end of 2008. On a per capita basis, based on year-end numbers, salaries and employee benefits increased by 13.9%. Despite this increase, Banco AV Villas’ efficiency ratio improved from 60.5% to 53.5%.

Non-operating income (expense)

Total non-operating income (expense) for the year ended December 31, 2008, which represented only 1.0% of pre-tax net income in 2008, was Ps 1.4 billion, a Ps 26.1 billion decrease from Ps 27.5 billion in 2007. The reason for this decrease was that in July 2007, Banco AV Villas recognized two non-operating income gains related to the sale of mortgage portfolios to Lehman Brothers. The first was related to the sale of a portfolio of charged-off loans for Ps 44.6 billion. This portfolio consisted of construction, housing, and consumer loans. The second was the sale of two different securitized mortgage loan portfolios for Ps 33.2 billion and Ps 10.1 billion, respectively. The sale of these three portfolios netted approximately Ps 30.0 billion of non-operating income in 2007 that was not repeated in 2008.

Income tax expense

Income tax expense for 2008 was Ps 38.9 billion, an increase of 14.5% from 2007. Income tax expense increased, despite the decrease in income before income tax expense and non-controlling interest, because Banco AV Villas’ effective tax rate increased from 21.8% in 2007 to 27.4% in 2008, notwithstanding a decrease in the national tax rate from 34.0% in 2007 to 33.0% in 2008. This occurred because in 2007 Banco AV Villas amortized Ps 33.8 billion of taxes previously paid under the “renta presuntiva” calculation, which was not available to Banco AV Villas in 2008.

Non-controlling interest

Banco AV Villas’ non-controlling interest, responsible for only 0.24% of Banco AV Villas net income for 2008 totaled Ps 249 million in 2008. Banco AV Villas non-controlling interest reflects our other banking subsidiaries’ ownership percentages in ATH.

U.S. GAAP reconciliation

We prepare our financial statements in accordance with Colombian Banking GAAP, which differs in significant respects from U.S. GAAP. Our net income attributable to Grupo Aval shareholders, in accordance with Colombian Banking GAAP, was Ps 473.6 billion and Ps 460.7 billion in the six-month periods ended June 30, 2010 and 2009, respectively, and Ps 1,065.4 billion and Ps 757.1 billion, for the year ended December 31, 2009 and 2008, respectively. Under U.S. GAAP, we would have reported a net income attributable to Grupo Aval shareholders of Ps 432.4 billion and Ps 401.6 billion, in the six-month periods ended June 30, 2010 and 2009 respectively and Ps 934.5 billion and Ps 807.1 billion, in the year ended December 31, 2009 and 2008, respectively.

The following items generated the most significant differences between Colombian Banking GAAP and U.S. GAAP in determining net income and shareholders’ equity:

•	Deferred income taxes;

•	Employee benefit plans;

•	Allowance for loans and lease losses and foreclosed assets;

•	Fixed assets;

•	Reappraisal of assets;

•	Investments in unaffiliated companies; and

•	Non-controlling interest.

For a discussion of the principal differences between Colombian Banking GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income in 2009 and 2008 and shareholders’ equity at December 31, 2009 and 2008, see note 30 to our audited consolidated financial statements. For a reconciliation of net income in the six-month period ended June 30, 2010 and shareholders’ equity at June 30, 2010, see note 14 to our unaudited condensed consolidated financial statements at June 30, 2010 included in this registration statement.

Critical accounting policies under U.S. GAAP

Deferred income tax assets and liabilities

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the carrying amounts of assets and liabilities recorded for accounting and tax reporting purposes and for the future tax effects of net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize a valuation allowance for a deferred tax asset if it is more likely than not that some portion or all of the deferred tax assets will not be realized. We achieve a tax benefit only if we have sufficient taxable income in future periods against which we can apply the above-mentioned carryforward.

Beginning with the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, (included in FASB ASC Subtopic 740-10 – Income Taxes – Overall”), at January 1, 2009, we recognize the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of Interpretation 48, we recognized the effect of income tax positions only if such positions were likely to be sustained.

We review estimated future taxable income and reversals of existing temporary taxable differences in determining valuations allowances. When calculating deferred tax, we take into account our future estimates, financial statements, applicable tax legislation, and interpretations of the Colombian tax authorities.

We consider the determination of deferred income tax assets and liabilities to be part of our critical accounting policies as it involves estimates of future taxable income, which can be affected, among others, by economic conditions and changes to tax regulations.

Allowance for loan losses

Under U.S. GAAP, Grupo Aval considers loans to be impaired when it is probable that all amounts of principal and interest will not be collected according to the contractual terms of the loan agreement. Pursuant to ASC 310, the allowance for significant impaired loans is assessed based on the present value of estimated future cash flows discounted at the current effective loan rate or the fair value of the collateral in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when discounted future cash flows or collateral fair value is lower than book value.

In addition, if necessary, a specific allowance for loan losses is established for individual loans, based on regular reviews of individual loans, recent loss experience, credit scores, the risk characteristics of the various classifications of loans and other factors directly influencing the potential collectability and affecting the quality of the loan portfolio.

To calculate the allowance required for smaller-balance impaired loans, we perform an analysis of historical losses from our loan portfolios in order to estimate losses for U.S. GAAP purposes resulting from loan losses that had been incurred in such loan portfolios at the balance sheet date but which had not been individually identified. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.

Many factors can affect our estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity.

A 10% decrease in the expected cash flows of significant impaired loans individually analyzed, could result in an additional impairment of approximately Ps 79.7 billion.

A 10% increase in the historical loss ratios for loans collectively analyzed could result in an additional impairment of approximately Ps 107.0 billion.

These sensitivity analyses do not represent management’s expectations of the deterioration in risk ratings or the increases in loss rates but are provided as hypothetical scenarios to assess the sensitivity of the allowance for loan and lease losses to changes in key inputs. We believe the risk ratings and loss severities currently in use are appropriate and that the probability of a downgrade of one level of the internal risk ratings for commercial loans and leases within a short period of time is remote.

Grupo Aval considers accounting estimates related to loan provisions part of our critical accounting policies because the assumptions and estimates utilized to calculate future estimated losses require a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

Other-than-temporary impairment

Under U.S. GAAP, certain debt securities, including those securities issued or secured by the Colombian government, Colombian government entities or foreign governments, were classified as available-for-sale securities, and therefore, carried at fair value with changes in the fair value reflected in other comprehensive income for the years ended December 31, 2009 and 2008.

ASC 320 establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. Impairment is now considered to be other-than-temporary if an entity:

•	intends to sell the security;

•	is more likely than not to be required to sell the security before recovering its cost; or

•	does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell)—that is, a “credit loss.”

This credit loss is based on the present value of cash flows expected to be collected from the debt security. If a credit loss exists but an entity does not intend to sell the impaired debt security and is more likely than not to be required to sell before recovery, the impairment is other-than-temporary. It should therefore be separated into:

•	the estimated amount relating to the credit loss; and

•	all other changes in fair value.

Only the estimated credit loss amount is recognized in profit or loss; the remaining change in fair value is recognized in “other comprehensive income.” This approach more closely aligns the impairment models for debt securities and loans by reflecting only credit losses as impairment in profit and loss.

The fair value of debt securities was determined on the balance sheet date, based primarily on the quoted market price, and in limited cases, bond valuation models are used. These models take into consideration certain assumptions in estimating future cash flows and a rate under which the cash flows are discounted.

At September 30, 2010 and December 31, 2009 and 2008, the amortized cost exceeded the fair value of these securities. Nevertheless, we have determined, for U.S. GAAP purposes, that unrealized losses on these securities are temporary in nature based on our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery and the results of our review conducted to identify and evaluate investments that have indications of possible impairments.

Pension plans

Under U.S. GAAP, specifically ASC 715-30, pension plan actuarial valuation is determined annually based on the projected unit credit method and is based on actuarial, economic and demographic assumptions about future events.

We consider the accounting estimates related to our pension plans to be part of our critical accounting policies as the amounts contributed to the plans involves certain assumptions and determinations made by our actuaries relating to, among others, future macroeconomic and employee demographics factors, which will not necessarily coincide with the future outcome of such factors.

Recognition and measurement of intangibles recognized upon business combinations

Under U.S. GAAP, we use the purchase method of accounting to account for acquired businesses. This requires us to record the assets acquired and liabilities assumed at their respective fair values at the date of acquisition. This process requires us to make certain estimates and assumptions, in particular concerning the fair values of the acquired intangible assets and property, plant and equipment, and the liabilities assumed at the date of the acquisition.

We also determine the useful lives of the acquired intangible assets, property, plant and equipment. Judgments as to purchase price allocation can materially impact our future results and so, for large acquisitions, we may obtain third-party valuations. We use different valuation methodologies for each intangible asset and base our valuation on information available at the acquisition date.

We consider the measurement of financial instruments at fair value to be part of our critical accounting policies because of the high level of estimation and assumptions that must be made.

Impairment of goodwill and intangibles recognized upon business combinations.

At least annually, we test goodwill and intangibles recognized upon business combinations for impairment. We use a two-step process: (1) we screen for potential impairment using an estimation of the fair value of the reporting unit; and (2) we measure the amount of impairment, if any. Management determines fair value either by reference to market value, if available, by a pricing model or with the assistance of a qualified evaluator. Any determination of fair value through a pricing model or by a qualified evaluator requires management to make assumptions and use estimates. In certain circumstances, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit.

The estimated fair value of the reporting unit is highly sensitive to changes in these estimates and assumptions; therefore, in some instances changes in these assumptions could impact whether the fair value of a reporting unit is greater than its carrying value. We perform sensitivity analyses around these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values. Ultimately, future potential changes in these assumptions may impact the estimated fair value of a reporting unit and cause the fair value of the reporting unit to be below its carrying value.

We consider the accounting practice of impairment tests to be part of our critical accounting policies because it involves a significant degree of estimates and assumptions that must be considered and due to the fact that valuation models are highly sensitive to changes in these assumptions and estimates.

Fair value estimates

A portion of our assets is carried at fair value, including trading and available-for-sale securities, derivatives, asset-backed securities, loans, short-term borrowings and long-term debt to meet client needs and to manage liquidity needs and market risk. We determine the fair values of financial instruments based on the fair value hierarchy under applicable accounting guidance which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Applicable accounting guidance establishes three levels of inputs used to measure fair value.

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10, among other things, requires Grupo Aval to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In addition, ASC 825-10 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. Under ASC 825-10, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes on fair value recognized in net income. As a result of ASC 825-10 analysis, Grupo Aval has not elected to apply fair value accounting for any of its financial instruments not previously carried at fair value.

We consider fair value estimates to be part of our critical accounting policies because of the high degree of judgment and assumptions involved in developing and applying valuation methodologies.

Fair value hierarchy

ASC 820-10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Inputs include the following:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in non-active markets;

•	pricing models whose inputs are observable for substantially the full term of the asset or liability; and

•	pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means.

•	Level 3: inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Determination of fair value

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that use primarily market-based or independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, the Bank’s creditworthiness, liquidity and unobservable parameters that are applied consistently over time.

We consider that the accounting estimates related to the valuation of financial instruments, including derivatives, where quoted market prices are not available to be part of our critical accounting policies, as they are highly susceptible to change and require management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific features of the transactions.

Grupo Aval believes its valuation methods are appropriate and consistent with other market participants. The use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Recent U.S. GAAP pronouncements

In March 2010, the FASB issued Accounting Standards Update 2010-11, “Scope Exception Related to Embedded Credit Derivatives”. The objective of this ASU is to clarify and amend the accounting for credit derivatives embedded in beneficial interests in securitized financial assets. Currently, certain credit derivative features embedded in beneficial interests in securitized financial assets are not accounted for as derivatives. The new guidance removes the scope exception (except for the embedded credit derivatives that are created solely by subordination) and provides new guidance on the evaluation to be performed. Bifurcation and separate recognition may be required for certain beneficial interests that are currently not accounted for at fair value through earnings. The new guidance is effective the first day of the first fiscal quarter beginning after June 15, 2010 (e.g., first day of the third quarter of 2010 for calendar year-end companies), with early adoption permitted. At adoption, a company may make a one time election to apply the fair value option on an instrument-by-instrument basis for any beneficial interest in securitized financial assets.

In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” to address concerns about the sufficiency, transparency, and robustness of credit risk disclosures for finance receivables and the related allowance for credit losses. The ASU requires that entities disclose information at disaggregated levels, specifically defined as "portfolio segments" and "classes." Among other things, the expanded disclosures include roll-forward schedules of the allowance for credit losses and information regarding the credit quality of receivables (including their aging) as of the end of a reporting period. Certain finance receivables that were modified during a reporting period and those that were previously modified and have re-defaulted require enhanced disclosures. The new disclosure requirements apply to all entities that have "lending" arrangements in the form of receivables or a lessor's right to lease payments (other than operating leases) with maturities greater than one year. For public entities, the new disclosures are required for interim and annual periods ending after December 15, 2010, although the disclosures of reporting period activity (i.e., allowance roll-forward and modification disclosures) are required for interim and annual periods beginning after December 15,

2010. Grupo Aval does not expect that the adoption of this standard will have any significant effect on its U.S. GAAP disclosures and financial information.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” This ASU adds (1) additional disclosures about the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The adoption of this standard does not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU 2010-02, “Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification” (2010-02). This ASU is an update of ASC 810 “Consolidation” and is intended to address implementation issues related to changes in ownership provisions. This ASU clarifies that the scope of the decrease in ownership provisions within ASC Topic 810-10 applies to the following: a) a subsidiary or group of assets that are a business or nonprofit activity, b) a subsidiary that is transferred to an equity method investee or joint venture, and c) an exchange of a group of assets that constitutes a business or nonprofit activity to a non-controlling interest in an entity, including an equity method investee or a joint venture. Grupo Aval does not expect that the adoption of this standard will have any significant effect on its U.S. GAAP disclosures and financial information.

In January 2010, the FASB issued ASU 2010-01. This ASU provides guidance on accounting for distributions to stockholders with components of stock and cash, clarifying that in calculating EPS, an entity should account for the share portion of the distribution as a stock issuance and not as a stock dividend, in accordance with ASC 505 and ASC 260. In other words, the entity will include the shares issued or issuable as part of a distribution that is reflected in basic EPS prospectively. The ASU is effective for interim and annual periods ending on or after December 15, 2009, and should be applied retrospectively to all prior periods. The adoption had no significant impact on our U.S. GAAP disclosures and financial information.

In December 2009, the FASB issued ASU 2009-17. The amendments in ASU 2009-17 replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of the variable interest entity that most significantly affects the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. The ASU also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. It is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. Early application is not permitted. Grupo Aval does not expect any significant effect in the U.S. GAAP disclosures and financial information.

In October 2009, the FASB issued ASU No. 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing.” This ASU establishes guidance for measuring at fair value and recognizing a share lending arrangement. The amendments in this ASU are effective for new share dealings arrangements issued in periods and are effective for fiscal years which begin after December 15, 2009. Grupo Aval does not expect any significant effect in its U.S. GAAP disclosures and financial information.

In September 2009, the FASB issued ASU No. 2009-12, “Fair Value Measurements and Disclosures (ASC 820): Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent).” This Accounting Standards Update applies to all reporting entities that hold investments that are required to be measured or disclosed at fair value on the basis of the net asset value per share of the investment determined as of the reporting entity’s measurement date. The amendments in this Update were effective for interim and annual periods ending after December 15, 2009. The results of the adoption, not considered material, were taken into account in the measurement of the net assets value disclosed in note 30(v) to our audited consolidated financial statements. Grupo Aval is currently analyzing the effect that Accounting Standards Update No. 2009-12 will have on its U.S. GAAP disclosures and financial information.

In December 2009, the FASB issued ASU 2009-16 (formerly FAS 166) “Transfers and Servicing” (formerly SFAS No. 166, “Accounting for Transfers of Financial Assets”). This ASU requires more information about transfers of financial assets and where companies have continuing exposure to the risk related to transferred financial assets. It removes the concept of a qualifying special purpose entity, changes the requirements for derecognizing financial assets and requires additional disclosure. The recognition and measurement provisions shall be applied to transfers that occur on or after the effective date. On and after the effective date, existing qualifying special-purpose entities shall be evaluated for consolidation by reporting entities in accordance with the applicable consolidation guidance in the codification. If the evaluation on the effective date results in consolidation, the reporting entity shall apply the guidance in the transition and open effective date section of the applicable subtopic. The disclosure provisions shall be applied to transfers that occurred both before and after the effective date. An entity is encouraged, but not required, to disclose comparative information for periods earlier than the effective date for disclosures that were not required before the effective date. Comparative disclosures for those disclosures that were not required before the effective date are required only for periods after the effective date. ASU 2009-16 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, and for both (1) interim periods within that first annual reporting period and (2) interim and annual reporting periods thereafter. Earlier application is prohibited.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, “Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value.” This Accounting Standards Update provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures. The amendment provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (1) The quoted price of the identical liability when traded as an asset; (2) quoted prices for similar liabilities or similar liabilities when traded as assets; (3) another valuation technique that is consistent with the principles of Topic 820, “Fair Value Measurements and Disclosures.” The results of the adoption were taken into account in the measurement of liabilities disclosed in note 30 (v) to our audited consolidated financial statements.

In June 2009, the FASB issued Accounting Standards Update, or ASU, No. 2009-01. This statement establishes the FASB Accounting Standards Codification, or ASC, as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Following this Statement, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Grupo Aval has codified its disclosures according to the ASC.

In May 2009, the FASB issued ASC 855, “Subsequent Events (formerly SFAS No. 165, Subsequent Events) (ASC 855)”. ASC 855 establishes general accounting standards. It also establishes disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Furthermore, it also sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 is effective for fiscal years and interim periods ended after June 15, 2009. The adoption of this standard by the Company had no effect on its consolidated financial statements and subsequent events through the date of this filing.

In December 2008, the FASB issued ASC 715 (formerly FSP FAS 132 ( R )-1), “Employers disclosures about Postretirement Benefit Plan Assets”. This ASC amends SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pension and other Postretirement Benefits.” The objective of ASC 715 is to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This standard also includes a technical amendment to ASC 715 that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The disclosure about plan assets required by this standard shall be provided for fiscal years ending after December 15, 2009.

B.           Liquidity and capital resources

The following table sets forth our internal and external sources of funding at September 30, 2010 and December 31, 2009.

	At September 30,	At December 31,
	2010	2009	2008	2007
	(in Ps billions)
Liabilities and shareholders’ equity:
Deposits	50,762.5	49,348.5	45,050.8	37,243.8
Bankers’ acceptances outstanding	39.9	41.6	64.9	37.7
Interbank borrowings and overnight funds	6,235.4	2,753.7	794.8	2,459.3
Borrowings from banks and others	4,207.4	3,854.9	5,048.4	4,136.3
Accounts payable	2,532.4	1,518.5	1,568.6	1,600.2
Accrued interest payable	197.1	269.1	381.5	266.7
Other liabilities	1,422.6	950.7	856.1	830.7
Long-term debt (bonds)	4,087.1	3,422.2	2,320.3	2,000.2
Estimated liabilities	988.0	711.6	593.6	271.4
Non-controlling interest	4,098.7	4,038.0	3,191.1	2,966.4
Total liabilities	74,571.1	66,908.8	59,870.1	51,812.7
Total shareholders’ equity	4,472.9	4,084.3	3,209.7	2,757.5
Total liabilities and shareholders’ equity	79,044.0	70,993.1	63,079.9	54,570.1

In 2010, the Superintendency of Finance modified the classification criteria for derivatives. Derivatives were previously required to be shown net of liabilities, under assets in the “Bankers’ acceptances, spot transactions and derivatives” line item. They are now shown gross, as assets and liabilities, and the liabilities are added under the “Bankers’ acceptances” line item. For purposes of this section, derivatives (liabilities) are not part of funding, and are excluded from the “Bankers’ acceptances” line item and are included under “Other liabilities.”

Capitalization ratios

The following table presents consolidated capitalization ratios for our banking subsidiaries, Grupo Aval and our principal competitors at the dates indicated.

	At September 30, 2010
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated	Bancolombia	Davivienda (2)	BBVA Colombia (2)
	(in percentages)
Tangible equity ratio (3)	13.1	13.8	13.0	11.9	13.1	9.7	10.8	—	—
Tier 1 ratio (4)	11.9	8.2	8.3	11.3	10.6	—	10.6	—	—
Solvency ratio (5)	14.1	10.4	12.9	13.5	13.1	—	15.2	—	—

	At June 30, 2010
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia (2)
	(in percentages)
Tangible equity ratio (3)	13.4	12.7	12.8	12.0	13.0	9.9	10.4	6.3	—
Tier 1 ratio (4)	12.4	7.7	8.8	10.6	10.7	—	10.7	8.8	—
Solvency ratio (5)	14.6	10.2	12.9	12.6	13.2	—	13.4	12.8	—

	At December 31, 2009
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
	(in percentages)
Tangible equity ratio (3)	14.0	11.5	12.3	12.2	12.9	10.1	10.3	5.5	8.4
Tier 1 ratio (4)	14.0	7.5	8.4	10.7	11.3	—	10.4	8.4	10.0
Solvency ratio (5)	16.4	10.2	12.9	12.6	14.1	—	13.2	12.4	12.4

Source: Company calculations based on each entity’s respective financial statements for the period indicated.

(1)	Reflects the summation of calculated amounts for each line item for each of our banking subsidiaries.

(2)
Financial information is not publicly available as of the date of this registration statement for our principal competitors, other than Bancolombia, at September 30, 2010, and for BBVA Colombia at June 30, 2010.

(3)
Tangible equity ratio is calculated as total shareholders’ equity plus minority interest minus goodwill, divided by total assets minus goodwill. See “Item 4. Information on the Company—B. Business overview—Non-GAAP measures reconciliation.”

(4)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets.

(5)
Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “Item 4. Information on the Company—B. Business overview—Industry—Supervision and regulation—Capital adequacy requirements.”

Tangible solvency ratio differs from solvency ratio. Tangible solvency ratio is calculated as technical capital minus goodwill, divided by risk-weighted assets minus goodwill. The tangible solvency ratios for the following entities at September 30, 2010 were: Banco de Bogotá 12.8%, Banco de Occidente 10.3%, Banco Popular 12.9%, Banco AV Villas 13.5%, Grupo Aval (aggregate) 12.3% and Bancolombia 14.1%.

The tangible solvency ratios for the following entities at June 30, 2010 were: Banco de Bogotá 13.3%, Banco de Occidente 10.1%, Banco Popular 12.9%, Banco AV Villas 12.6%, Grupo Aval (aggregate) 12.5%, Bancolombia 12.2% and Davivienda 7.7%.

The tangible solvency ratios for the following entities at December 31, 2009 were: Banco de Bogotá 14.8%, Banco de Occidente 10.1%, Banco Popular 12.9%, Banco AV Villas 12.6%, Grupo Aval (aggregate) 13.2%, Bancolombia 11.9%, Davivienda 6.6% and BBVA Colombia 9.6%.

Each of our banking subsidiaries is required by the Superintendency of Finance to maintain a solvency ratio of at least 9.0% of its total risk-weighted assets. As Grupo Aval is not regulated as a financial institution or bank holding company, it is not required to comply with capital adequacy regulations applicable to our banking subsidiaries. The following tables set forth reported and as-adjusted capital adequacy information for each of our banking subsidiaries at September 30, 2010 and December 31, 2009 and 2008. The reported figures are calculated using the methodology prescribed by the Superintendency of Finance, which requires that we subtract investments in non-consolidated entities from our regulatory capital. The as-adjusted amounts have been adjusted not to subtract non-controlling interest in financial institutions, which are consolidated in other Grupo Aval subsidiaries at September 30, 2010 and December 31, 2009 and 2008 (principally Banco de Bogotá’s non-controlling interest held through Corficolombiana in Leasing de Occidente at December 31, 2009 and 2008, and in Banco de Occidente at September 30, 2010; Banco de Occidente’s investment in Corficolombiana and Porvenir, consolidated into Grupo Aval through Banco de Bogotá; and Banco Popular’s stake in Corficolombiana, consolidated into Grupo Aval through Banco de Bogotá).We believe that the inclusion of such investments presents a more comprehensive picture of our capitalization.

The following tables present consolidated capitalization ratios for our banking subsidiaries at September 30, 2010 and December 31, 2009 and December 31, 2008.

Banco de Bogotá (Consolidated)	At September 30, 2010
	Reported		As-adjusted (2)
	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)
Primary capital (Tier I)	4,436.2	11.9%	4,559.1	12.2%
Secondary capital (Tier II)	822.5	2.2%	941.7	2.5%
Primary and secondary capital (Tier I and II)	5,258.7	14.1%	5,500.8	14.7%
Risk-weighted assets including regulatory value at risk (1)	37,320.4	—	37,452.0	—

Banco de Bogotá (Consolidated)	At December 31, 2009				At December 31, 2008
	Reported		As-adjusted (2)		Reported		As-adjusted (2)
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)				(Ps billions, except percentages)
Primary capital (Tier I)	4,157.1	14.0%	4,278.5	14.3%	3,016.4	11.2%	3,122.5	11.6%
Secondary capital (Tier II)	704.8	2.4%	722.3	2.4%	649.1	2.4%	660.4	2.5%
Primary and secondary capital (Tier I and II)	4,861.9	16.4%	5,000.8	16.8%	3,665.6	13.7%	3,782.8	14.0%
Risk-weighted assets including regulatory value at risk (1)	29,710.1	—	29,835.2	—	26,825.5	—	26,934.5	—

Source:	Company calculations based on each bank’s respective consolidated financial statements for the period indicated.

(1)
Regulatory value at risk is calculated in accordance with the Superintendency of Finance guidelines, see “Item 4. Information on the Company—B. Business overview—Industry—Supervision and regulation—Capital adequacy requirements.”

(2)	Adjusted to reflect non-consolidated interests in Leasing de Occidente.

Banco de Occidente (Consolidated)	At September 30, 2010
	Reported		As-adjusted (2)
	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)
Primary capital (Tier I)	1,153.7	8.2%	1,514.9	10.5%
Secondary capital (Tier II)	311.0	2.2%	641.8	4.5%
Primary and secondary capital (Tier I and II)	1,464.7	10.4%	2,156.7	15.0%
Risk-weighted assets including regulatory value at risk (1)	14,040.1	—	14,409.3	—

Banco de Occidente (Consolidated)	At December 31, 2009				At December 31, 2008
	Reported		As-adjusted (2)		Reported		As-adjusted (2)
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)				(Ps billions, except percentages)
Primary capital (Tier I)	1,026.0	7.5%	1,332.1	9.6%	876.0	7.0%	1,122.9	8.8%
Secondary capital (Tier II)	367.0	2.7%	562.1	4.0%	387.3	3.1%	455.5	3.6%
Primary and secondary capital (Tier I and II)	1,393.0	10.2%	1,894.2	13.6%	1,263.3	10.1%	1,578.4	12.4%
Risk-weighted assets including regulatory value at risk (1)	13,592.0	—	13,906.0	—	12,449.4	—	12,703.8	—

Source:	Company calculations based on each bank’s respective consolidated financial statements for the period indicated.

(1)
Regulatory value at risk is calculated in accordance with the Superintendency of Finance guidelines, see “Item 4. Information on the Company—B. Business overview—Industry—Supervision and regulation—Capital adequacy requirements.”

(2)	Adjusted to reflect non-consolidated interests in Porvenir and Corficolombiana.

Banco Popular (Consolidated)	At September 30, 2010
	Reported		As-adjusted (2)
	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)
Primary capital (Tier I)	734.4	8.3%	790.6	8.9%
Secondary capital (Tier II)	398.9	4.5%	486.5	5.5%
Primary and secondary capital (Tier I and II)	1,133.3	12.9%	1,277.1	14.4%
Risk-weighted assets including regulatory value at risk (1)	8,818.5	—	8,874.7	—

Banco Popular (Consolidated)	At December 31, 2009				At December 31, 2008
	Reported		As-adjusted (2)		Reported		As-adjusted (2)
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)				(Ps billions, except percentages)
Primary capital (Tier I)	737.1	8.4%	793.3	8.9%	584.7	7.8%	634.9	8.4%
Secondary capital (Tier II)	400.0	4.5%	487.6	5.5%	386.2	5.2%	425.2	5.6%
Primary and secondary capital (Tier I and II)	1,137.1	12.9%	1,280.9	14.4%	970.9	13.0%	1,060.1	14.1%
Risk-weighted assets including regulatory value at risk (1)	8,818.5	—	8,874.7	—	7,491.9	—	7,542.0	—

Source:	Company calculations based on each bank’s respective consolidated financial statements for the period indicated.

(1)
Regulatory value at risk is calculated in accordance with the Superintendency of Finance guidelines, see “Item 4. Information on the Company—B. Business overview—Industry—Supervision and regulation—Capital adequacy requirements.”

(2)	Adjusted to reflect non-consolidated interests in Corficolombiana.

Banco AV Villas (Consolidated)	At September 30, 2010
	Reported
	Amount	Ratio
	(Ps billions, except percentages)
Primary capital (Tier I)	578.8	11.3%
Secondary capital (Tier II)	110.6	2.2%
Primary and secondary capital (Tier I and II)	689.4	13.5%
Risk-weighted assets including regulatory value at risk (1)	5,103.8	—

Banco AV Villas (Consolidated)	At December 31, 2009		At December 31, 2008
	Reported		Reported
	Amount	Ratio	Amount	Ratio
Primary capital (Tier I)	505.4	10.7%	446.5	11.5%
Secondary capital (Tier II)	92.5	2.0%	87.3	2.2%
Primary and secondary capital (Tier I and II)	597.9	12.6%	533.8	13.7%
Risk-weighted assets including regulatory value at risk (1)	4,741.8	—	3,896.8	—

Source:	Company calculations based on each bank’s respective consolidated financial statements for the period indicated.

(1)
Regulatory value at risk is calculated in accordance with the Superintendency of Finance guidelines, see “Item 4. Information on the Company—B. Business overview—Industry—Supervision and regulation—Capital adequacy requirements.”

Funding

Our banks fund most of their assets with local deposits, consistent with other Colombian banks. Other sources of funding include interbank borrowings and overnight funds, and borrowings from development banks and long-term bond issuances.

The following table summarizes the funding structure of our banks at the dates indicated.

	At September 30,	At December 31,
	2010	2009	2008	2007
	(in Ps billions)
Deposits	50,762.5	49,348.5	45,050.8	37,243.8
Borrowings from banks and others	4,207.4	3,854.9	5,048.4	4,136.3
Bankers’ acceptance outstanding	39.9	41.6	64.9	37.7
Interbank borrowings and overnight funds	6,235.4	2,753.7	794.8	2,459.3
Long-term debt (bonds)	4,087.1	3,422.2	2,320.3	2,000.2
Total funding	65,332.3	59,420.9	53,279.3	45,877.3

Our banks’ funding sources increased by approximately the same proportion during 2009 as during 2008, and consequently the distribution of funding sources remained relatively stable. As a percentage of total funding, the proportion of time deposits decreased by 2.9 percentage points from year-end 2008 to year-end 2009, while savings deposits increased by 2.0 percentage points from year-end 2008 to year-end 2009 due to reductions in reserve requirements. See “—A. Operating Results—Principal factors affecting our financial condition and results of operations—Reserve requirements.” Other funding, as a percentage of total funding, increased by 1.5 percentage points from year-end 2008 to year-end 2009 due to an increase in interbank borrowings and overnight funds by 3.1 percentage points, and long term debt (bonds) by 1.5 percentage points, and to reductions of borrowings from banks and others by 3.0 percentage points.

During 2008 compared to 2007 time deposits increased at a higher rate than other deposits, due to the fact that the Central Bank of Colombia temporarily increased reserve requirements for checking and savings accounts, which reached 11.5%, compared to 6.0% for time deposits. In 2008, time deposits, as a percentage of total funding, increased by 5.7 percentage points, while checking accounts and savings deposits decreased by 1.4 percentage points and 0.9 percentage points, respectively. Interbank borrowings and overnight funds decreased as a percentage of total funding by 3.9 percentage points in 2008.

Our banks’ funding base also benefits from the highest available local credit ratings for each of our banking subsidiaries and each of Porvenir and Corficolombiana, as assigned by BRC Investor Services S.A. S.C.V., an affiliate of Moody’s Investors Services, Inc. Banco Popular and Banco AV Villas have also achieved the highest available local credit ratings as assigned by Value and Risk Rating S.A. S.C.V. Changes in credit ratings may affect the cost of our funding.

We believe that our working capital is sufficient to meet the company’s present requirements and that the current level of funding of each of our banks is adequate to support its business.

The following table presents our consolidated funding from deposits at the dates indicated.

	At September 30,	At December 31,
	2010	2009	2008	2007
	(in Ps billions)
Interest-bearing deposits:
Checking accounts	1,433.0	1,629.3	1,696.3	995.3
Time deposits	15,878.3	16,144.2	16,021.3	11,158.1
Savings deposits	23,863.8	21,313.7	18,029.8	15,929.3
Total	41,175.1	39,087.2	35,747.3	28,082.7
Non-interest-bearing deposits:
Checking accounts	8,817.2	9,511.2	8,614.4	8,532.3
Other deposits	770.2	750.1	689.1	628.7
Total	9,587.4	10,261.3	9,303.5	9,161.0
Total deposits	50,762.5	49,348.5	45,050.8	37,243.8
Checking accounts. Our consolidated balance of checking accounts was Ps 10,250.2 billion at September 30, 2010 , Ps 11,140.5 billion at December 31, 2009, Ps 10,310.7 billion at December 31, 2008 and Ps 9,527.6 billion at December 31, 2007, representing 15.7%, 18.7%, 19.4% and 20.8% of total funding, respectively. The decrease in total funding share of deposits was primarily due to a lower growth rate of checking accounts and an increase in total funding share of long-term debt.

Time deposits. Our consolidated balance of time deposits was Ps 15,878.3 billion at September 30, 2010, Ps 16,144.2 billion at December 31, 2009, Ps 16,021.3 billion at the end of 2008 and Ps 11,158.2 billion at the end of 2007, representing 24.3%, 27.2%, 30.1% and 24.3% of total funding, respectively. In 2008, the Superintendency of Finance imposed a marginal reserve requirement for savings deposits which strengthened growth in time deposits during that year. Time deposits are the most interest rate sensitive type of deposit Grupo Aval has and its share on total funding has decreased primarily since 2008 due to the mentioned reserve requirements.

The following tables present time deposits held at September 30, 2010 and December 31, 2009, by amount and maturity for deposits.

	At September 30, 2010
	Peso-denominated	Foreign currency-denominated	Total
	(in Ps billions)

Up to 3 months	3,018.5	2,120.6	5,139.1
From 3 to 6 months	2,554.0	464.4	3,018.4
From 6 to 12 months	2,133.4	449.8	2,583.2
More than 12 months	2,796.2	54.0	2,850.1
Time deposits less than U.S.$100,000 (1)	2,173.2	114.2	2,287.4
Total	12,675.3	3,202.9	15,878.3

(1)	Equivalent to Ps 180.0 million at the representative market rate at September 30, 2010.

	At December 31, 2009
	Peso-denominated	Foreign currency-denominated	Total
	(in Ps billions)
Up to 3 months	2,545.9	1,149.4	3,695.3
From 3 to 6 months	2,253.8	594.5	2,848.3
From 6 to 12 months	2,120.2	331.9	2,452.1
More than 12 months	4,541.3	209.8	4,751.1
Time deposits less than U.S.$100,000 (1)	2,328.5	68.9	2,397.4
Total	13,789.8	2,354.4	16,144.2

(1)	Equivalent to Ps 204.4 million at the representative market rate at December 31, 2009.

Savings deposits. Our consolidated balance of savings deposits was Ps 23,863.8 billion at September 30, 2010, Ps 21,313.7 billion at December 31, 2009, Ps 18,029.8 billion at the end of 2008 and Ps 15,929.3 billion at the end of 2007, representing 36.5%, 35.9%, 33.8% and 34.7% of total funding, respectively.

Other deposits. Our consolidated balance of other deposits, which consist of deposits from correspondent banks, cashier checks and collection services, was Ps 770.2 billion at September 30, 2010, Ps 750.1 billion at December 31, 2009, Ps 689.1 billion at the end of 2008 and Ps 628.7 billion at the end of 2007, representing 1.2%, 1.3%, 1.3% and 1.4% of total funding, respectively.

Interbank borrowings and overnight funds. Our consolidated balance of interbank borrowings and overnight funds was Ps 6,235.4 billion at September 30, 2010, Ps 2,753.7 billion at December 31, 2009, Ps 794.8 billion at the end of 2008 and Ps 2,459.3 billion at the end of 2007, representing 9.5%, 4.6%, 1.5% and 5.4% of total funding, respectively.

The following table sets forth our short-term borrowings consisting of interbank borrowings for the periods indicated.

	At September 30,		At December 31,
	2010		2009		2008		2007
	Amount	Nominal rate	Amount	Nominal rate	Amount	Nominal rate	Amount	Nominal rate
			(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	7,344.4	2.5%	2,753.7	—	794.8	—	2,459.3	—
Average during period	5,111.3	3.6%	2,377.7	4.7%	2,342.1	7.0%	1,945.0	8.4%
Maximum amount of borrowing at any month-end	7,570.8	2.4%	3,619.1	—	3,120.6	—	3,332.7	—
Interest paid during the period	185.4	—	111.7	—	165.0	—	163.2	—

As part of their interbank transactions, our banks maintain a portfolio of government securities and private sector liquid debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term nature of this source of funding, these transactions are volatile and are generally composed of Colombian government securities.

Borrowings from banks and others. Borrowings from banks are provided by correspondent banks and by governmental entities to promote lending to specific sectors of the Colombian economy. This funding, which mainly has fully matched maturities and interest rates with related loans, totaled Ps 4,207.4 billion at September 30, 2010, Ps 3,854.9 billion at December 31, 2009, Ps 5,048.4 billion at December 31, 2008 and Ps 4,136.3 billion at December 31, 2007, representing 6.4%, 6.5%, 9.5% and 9.0% of total funding, respectively.

Bankers’ acceptances outstanding. Our consolidated bankers’ acceptances outstanding balance was Ps 39.9 billion at September 30, 2010, Ps 41.6 billion at December 31, 2009, Ps 64.9 billion at the end of 2008 and Ps 37.7 billion in 2007, representing 0.1%, 0.1%, 0.1% and 0.1% of total funding, respectively.

Long-term debt (bonds). We issue bonds in the Colombian markets. The following bond issuances were placed in the local market in 2009. Our consolidated balance of bonds outstanding was Ps 4,087.1 billion at September 30, 2010, Ps 3,422.2 billion at December 31, 2009, Ps 2,320.3 billion at the end of 2008 and Ps 2,000.2 billion at the end of 2007, representing 6.3%, 5.8%, 4.4% and 4.4% of total funding, respectively.

Issuer	Date of issuance	Amount	Tranche	Maturity	Interest rate
(in Ps billions, unless otherwise indicated)
Grupo Aval Acciones y Valores S.A.	2009	750.0	105.5	December 2014	CPI + 3.69%
			114.7	December 2016	CPI + 4.49%
			279.6	December 2019	CPI + 4.84%
			124.5	December 2024	CPI + 5.20%
			125.8	December 2012	DTF + 1.14%

Leasing de Occidente S.A.	2009	409.2	70,000	September 2010	DTF + 1.2%
			62,000	September 2010	DTF + 0.7%
			80,054	March 2011	DTF + 1.3%
			22,595	March 2012	DTF + 1.6%
			123,450	March 2016	CPI + 6%
			50,086	March 2014	CPI + 5%
			1,000	March 2019	CPI + 5.75%

Proyectos de Infraestructura S.A.	2009	80.0	22,600	May 2016	CPI + 6.59%
			57,400	May 2019	CPI + 6.90%

Banco de Bogotá

While time deposits constituted a larger proportion of funding for Banco de Bogotá at December 31, 2008 due to an increase in reserve requirements for other types of deposits, once reserve requirements were reduced in 2009, savings accounts regained a larger portion of total funding. In 2009 time deposits decreased by 3.7 percentage points as a percentage of total funding, compared to a 7.6 percentage points increase in 2008.

For the nine-month period ended September 30, 2010, the proportion of total deposits in Banco de Bogotá’s total funding decreased 7.4% due to a significant increase of other funding sources such as interbank and overnight funds.

The following tables present the composition of Banco de Bogotá’s funding at the dates indicated.

	Nine-month period ended September 30,		Year ended December 31,
	2010		2009		2008		2007
	(in Ps billions)%		(in Ps billions)%		(in Ps billions)%		(in Ps billions)%
Checking accounts	4,891.3	14.6	5,167.1	17.8	4,987.4	19.5	4,586.0	20.5
Time deposits	9,635.5	28.8	9,137.5	31.4	8,960.0	35.1	6,151.0	27.5
Savings deposits	10,508.7	31.4	9,729.5	33.4	7,826.3	30.7	6,774.0	30.3
Other deposits	501.4	1.5	347.9	1.2	376.9	1.5	370.5	1.7
Total deposits	25,536.9	76.4	24,382.0	83.8	22,150.6	86.8	17,881.5	79.9

Interbank and overnight funds	5,052.8	15.1	2,224.0	7.6	452.1	1.8	1,819.2	8.1
Borrowings from banks and other	1,924.0	5.8	1,850.0	6.4	2,280.3	8.9	2,214.1	9.9
Bankers’ acceptance outstanding	20.1	0.1	28.3	0.1	47.4	0.2	22.8	0.1
Long-term debt (bonds)	880.8	2.6	616.5	2.1	591.7	2.3	446.8	2.0
Total other funding	7,877.7	23.6	4,718.9	16.2	3,371.5	13.2	4,502.9	20.1
Total funding	33,414.6	100.0	29,100.9	100.0	25,522.1	100.0	22,384.4	100.0

Banco de Occidente

Checking accounts have historically constituted an important proportion of total funding for Banco de Occidente. During 2009, Banco de Occidente increased its proportion of checking accounts as a percentage of total funding by 3.2 percentage points from 25.8% at December 31, 2008, while decreasing the proportion of time deposits by 2.3 percentage points. In 2008, due to an increase in reserve requirements, the proportion of time deposits to total funding had increased by 3.1 percentage points, while the proportion of checking accounts and savings accounts decreased by 3.7 percentage points and 1.3 percentage points, respectively.

For the nine-month period ended September 30, 2010, the proportion of total deposits in Banco de Occidente’s total funding decreased 2.1% primarily due to a decrease of 3.6% in time deposits.

The following tables present the composition of Banco de Occidente’s funding at the dates indicated.

	Nine-month period ended September 30,		Year ended December 31,
	2010		2009		2008		2007
	(in Ps billions)%		(in Ps billions)%		(in Ps billions)%		(in Ps billions)%
Checking accounts	3,841.6	25.8	4,426.1	29.0	3,682.8	25.8	3,568.7	29.5
Time deposits	2,591.2	17.4	3,219.2	21.1	3,339.4	23.4	2,453.2	20.3
Savings deposits	5,059.8	34.0	4,434.0	29.0	3,946.7	27.6	3,503.8	28.9
Other deposits	166.2	1.1	228.9	1.5	177.1	1.2	169.4	1.4
Total deposits	11,658.8	78.4	12,308.2	80.5	11,146.0	78.1	9,695.0	80.0

Interbank and overnight funds	444.2	3.0	31.2	0.2	172.6	1.2	100.1	0.8
Borrowings from banks and other	1,682.5	11.3	1,578.9	10.3	1,915.9	13.4	1,349.2	11.1
Bankers’ acceptance outstanding	18.6	0.1	12.6	0.1	15.2	0.1	13.9	0.1
Long-term debt (bonds)	1,061.5	7.1	1,355.7	8.9	1,028.7	7.2	953.3	7.9
Total other funding	3,206.8	21.6	2,978.4	19.5	3,132.4	21.9	2,416.6	20.0
Total funding	14,865.6	100.0	15,286.6	100.0	14,278.4	100.0	12,111.6	100.0

Banco Popular

In 2009, Banco Popular increased its proportion of savings deposits to total funding by 5.8 percentage points while decreasing the proportion of checking accounts and time deposits by 2.8 percentage points and 2.1 percentage points, respectively. In 2008, the proportion of time deposits had increased by 8.4 percentage points, while the proportion of interbank borrowings decreased by 7.6 percentage points.

During the nine-month period ended September 30, 2010, Banco Popular’s other funding share increased 7.0% driven mostly by long-term debt issuance during the period.

The following tables present the composition of Banco Popular’s funding at the dates indicated.

	Nine-month period ended September 30,		Year ended December 31,
	2010		2009		2008		2007
	(in Ps billions)%		(in Ps billions)%		(in Ps billions)%		(in Ps billions)%
Checking accounts	1,108.6	10.8	1,170.9	13.1	1,344.0	15.9	1,121.2	15.7
Time deposits	1,548.6	15.1	2,030.4	22.7	2,093.6	24.8	1,165.9	16.4
Savings deposits	6,183.4	60.2	5,050.9	56.5	4,281.0	50.7	3,658.0	51.4
Other deposits	66.0	0.6	129.4	1.4	113.6	1.3	81.4	1.1
Total deposits	8,906.7	86.8	8,381.6	93.8	7,832.2	92.7	6,026.5	84.6

Interbank and overnight funds	3.2	0.0	—	—	—	—	540.0	7.6
Borrowings from banks and other	252.3	2.5	252.7	2.8	310.3	3.7	355.1	5.0
Bankers’ acceptance outstanding	1.2	0.0	0.7	—	2.3	—	1.1	—
Long-term debt (bonds)	1,100.0	10.7	300.0	3.4	300.0	3.6	200.0	2.8
Total other funding	1,356.8	13.2	553.4	6.2	612.6	7.3	1,096.1	15.4
Total funding	10,263.5	100.0	8,934.9	100.0	8,444.8	100.0	7,122.7	100.0

Banco AV Villas

Historically Banco AV Villas has had a small proportion of checking accounts to total funding, as it only began providing checking services when it was converted into a commercial bank in 2002. However, in 2009 the proportion of checking accounts to total funding increased by 0.7 percentage points to 7.7%. Furthermore, in 2009 other sources of funding, interbank and overnight funds and borrowings from development banks and others, increased by 5.9 percentage points and 1.1 percentage points as a percentage of total funding, respectively, while time deposits and savings deposits decreased by 3.5 percentage points and 4.2 percentage points, respectively. In 2008, the proportion of savings deposits to total funding decreased by 5.4 percentage points while interbank and overnight funds increased by 4.0 percentage points.

During the nine-month period ended September 30, 2010, the proportion of total deposits in Banco AV Villas’ total funding decreased 2.7% due to an increase in interbank and overnight funds.

The following table presents the composition of Banco AV Villas’ funding at the dates indicated.

	Nine-month period ended September 30,		Year ended December 31,
	2010		2009		2008		2007
	(in Ps billions)	%	(in Ps billions)	%	(in Ps billions)	%	(in Ps billions)	%

Checking accounts	422.1	7.3	388.3	7.7	299.4	7.0	258.3	6.9
Time deposits	2,103.0	36.2	1,758.0	34.7	1,634.4	38.2	1,388.2	37.1
Savings deposits	2,415.2	41.5	2,275.7	44.9	2,101.5	49.1	2,039.2	54.5
Other deposits	36.6	0.6	50.3	1.0	38.1	0.9	44.0	1.2
Total deposits	4,976.8	85.6	4,472.3	88.3	4,073.3	95.2	3,729.7	99.8

Interbank and overnight funds	735.2	12.6	498.4	9.8	170.1	4.0	—	—
Borrowings from banks and other	105.2	1.8	96.1	1.9	35.3	0.8	9.1	0.2

	Nine-month period ended September 30,		Year ended December 31,
	2010		2009		2008		2007
	(in Ps billions)	%	(in Ps billions)	%	(in Ps billions)	%	(in Ps billions)	%

Total other funding	840.3	14.4	594.5	11.7	205.4	4.8	9.1	0.2
Total funding	5,817.2	100.0	5,066.8	100.0	4,278.7	100.0	3,738.7	100.0

Capital expenditures

Grupo Aval incurred Ps 234.2 billion of capital expenditures in 2009, an increase from Ps 71.9 billion in 2008 and from Ps 142.9 billion in 2007. The 2009 investments primarily were recorded in property, plant and equipment, the gross value of which increased from Ps 974.0 billion in 2008 to Ps 1,082.0 billion in 2009. Software development and other investments made up the remaining investments during 2009.

During the nine-month period ended September 30, 2010 Grupo Aval invested Ps 332.9 billion in acquisition of property, plant and equipment. During fourth quarter 2010, Grupo Aval will primarily increase its capital expenditures by Ps 3,455.8 billion (U.S.$1.92 billion) due to the acquisition of BAC Credomatic.

C.           Research and development, patents and licenses, etc.

Other than our technology program, we do not have any significant policies or projects relating to research and development, and we own no patents or licenses. See “B. Business overview—Other corporate information—Technology.”

D.           Trend information

For a discussion of Trend information, see “Item 5.  Operating And Financial Review And Prospects, A. Operating Results—Principal factors affecting our financial condition and results of operations.”

E.           Off-balance sheet arrangements

In the ordinary course of business, our banks have entered into various types of off-balance sheet arrangements, including lines and letters of credit and financial guarantees. Our banks utilize these instruments to meet their customers’ financing needs. The contractual amount of these instruments represents the maximum possible credit risk should the counterparty draw down the entire commitment or our bank fulfill its entire obligation under the guarantee, and the counterparty subsequently fails to perform according to the terms of the contract. Our banks may hold cash or other liquid collateral to support these commitments, and our banks generally have legal recourse to recover amounts paid but not recovered from customers under these instruments. Most of these commitments and guarantees expire undrawn. As a result, the total contractual amount of these instruments does not represent our future credit exposure or funding requirements. In addition, some of these commitments, primarily those related to consumer financing, are cancelable by our banks upon notice.

The following table presents the maximum potential amount of future payments under these instruments at the dates presented for Grupo Aval on a consolidated basis.

	At September 30,	At December 31,
Grupo Aval	2010	2009	2008	2007
		(in Ps billions)
Unused credit card limits	2,999.4	3,269.2	2,998.6	2,630.5
Civil demands against our banks	240.4	346.4	265.3	246.6
Issued and confirmed letters of credit	365.7	233.0	254.7	340.7
Unused lines of credit	2,383.0	1,627.5	1,117.4	1,025.5
Bank guarantees	1,302.8	1,202.0	832.6	678.9
Approved credits not disbursed	1,367.3	1,421.9	942.5	528.2
Other	721.1	904.4	572.0	427.7
Total	9,379.7	9,004.4	6,983.1	13,641.3

F.           Contractual obligations

The following tables present our contractual obligations at September 30, 2010.

	At September 30, 2010
Grupo Aval	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in Ps billions)
Liabilities:
Long-term debt obligations (1)	4,087.1	1,105.6	1,310.7	459.1	1,211.7
Time deposits	15,878.3	10,266.2	5,338.8	272.0	1.3
Long-term borrowings from banks and others	2,898.8	6.7	484.7	521.5	1,886.1
Repurchase agreements	5,898.9	5,898.9	0.0	0.0	0.0
Employee benefit plans	289.8	25.9	52.2	77.1	134.5
Purchase obligations	3,422.7	3,422.7	0.0	0.0	0.0
Total	32,475.5	20,725.9	7,186.4	1,329.6	3,233.6

(1) See note 9 to our unaudited condensed consolidated financial statements at September 30, 2010.

Other than our acquisition of BAC Credomatic on December 9, 2010, Grupo Aval has not incurred additional material contractual obligations since December 31, 2009.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Management

The board of directors of Grupo Aval is composed of seven principal members and seven alternate members, each of whom serves one-year terms and may be reelected indefinitely. It is our practice that the President of each of our banking subsidiaries is appointed as a member of our board of directors.

The current members of the board of directors were appointed at a shareholders’ meeting held on December 7, 2010. The following table presents the names of the current principal and alternate members of the board of directors.

Board member	Alternate
Luis Carlos Sarmiento Angulo	José Hernán Rincón Gómez
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Álvarez	Juan Camilo Ángel Mejía
Mauricio Cárdenas Müller	Gabriel Mesa Zuleta
Guillermo Fernández de Soto Valderrama (2)	Álvaro Velásquez Cock
Antonio José Urdinola Uribe (1) (2)	Enrique Mariño Esguerra (1)
Esther América Paz Montoya (1) (2)	Germán Villamil Pardo (1)

(1)	Independent director under Colombian requirements.

(2)	Independent director under SEC rules and member of the Audit Committee.

Luis Fernando Pabón Pabón is the secretary of our board.

Biographical information of the principal members of our board of directors and the secretary of our board is set forth below.

Luis Carlos Sarmiento Angulo, age 78, has served as the Chairman of the board of directors of Grupo Aval since 1999. Mr. Sarmiento Angulo is the founder and controlling shareholder of Grupo Aval and, since 1985, has served as a member of the board of directors of Organización Luis Carlos Sarmiento Angulo Ltda., an affiliate of our controlling shareholder. He also serves as Chairman of the board of directors of three not-for-profit entities: Asociación Nacional de Instituciones Financieras – ANIF; Fundación para el Futuro de Colombia – Colfuturo; and Fundación Luis Carlos Sarmiento Angulo, through which he is sponsoring, among other initiatives, Grameen Aval Colombia, a microfinance not-for-profit organization established in association with Grameen Trust of Bangladesh. He holds a degree in civil engineering from Universidad Nacional de Colombia. He is the father of the President of Grupo Aval, Mr. Luis Carlos Sarmiento Gutiérrez. Mr. Sarmiento Angulo’s business address is Carrera 13 No. 27–47, Bogotá D.C., Colombia.

Alejandro Figueroa Jaramillo, age 69, has served as a principal member on the board of directors of Grupo Aval since 1999. Mr. Figueroa Jaramillo has been the President of Banco de Bogotá since 1988. He has been employed with Banco de Bogotá since 1978, where he also served as Executive Vice President and Vice President of Finance. He is the Chairman of the board of directors of Porvenir and has been a board member of Porvenir since 1991. He has also been a member of the board of directors of Corficolombiana since 1998. He previously served as Vice-Minister of Economic Development of Colombia and President of Almaviva S.A., Banco de Bogotá’s bonded warehouse. He holds a degree in civil engineering from Facultad de Minas de la Universidad Nacional in Antioquia and a Master of Science degree in economics from Harvard University. Mr. Figueroa Jaramillo’s business address is Calle 35 No. 7–47, Bogotá, D.C., Colombia.

Efraín Otero Álvarez, age 62, has served as a principal member on the board of directors of Grupo Aval since 2010, and previously as a principal member thereof since 1999. Mr. Otero Álvarez has been the President of Banco de Occidente since 1995. He has been employed with Banco de Occidente since 1973, where he also served as Vice President of Finance and Executive Vice President. He has also served as a member of the boards of directors of Porvenir since 1995, of Corficolombiana since 1998 and of Banco de Occidente – Panama since 2006. He previously worked as an economist at Corporación Autónoma del Valle del Cauca. He holds a degree in economics and a Master degree in Industrial Engineering, both from the Universidad del Valle. Mr. Otero Álvarez’s business address is Carrera 4 No. 7–61, Cali, Colombia.

Mauricio Cárdenas Müller, age 41, has served as a principal member on the board of directors of Grupo Aval since 2010, and previously as an alternate member thereof since 2002. Mr. Cárdenas Müller has acted as chief advisor to the President of Organización Luis Carlos Sarmiento Angulo Ltda. and as advisor to the Chairman and the President of Grupo Aval since 2004, and as advisor to the Chairman and President of Corficolombiana since 2006. He has also been a member of the boards of directors of Seguros de Vida Alfa S.A. and Seguros Alfa S.A. since 2002, Fundación para el Futuro de Colombia – Colfuturo since 2007, of Porvenir since 2008 and Empresa de Energía de Bogotá ESP since 2010. He holds a degree in electrical engineering from Universidad Javeriana and a Master in Business Administration from Escuela de Dirección y Negocios de la Universidad de la Sabana – INALDE. Mr. Cárdenas Müller’s business address is Carrera 13 No. 27–47, Bogotá D.C., Colombia.

Guillermo Fernández de Soto Valderrama, age 57, has served as a principal member on the board of directors of Grupo Aval since 2008. Mr. Fernández de Soto Valderrama has acted as Executive Secretary of Grupo de Río, President of the Chamber of Commerce of Bogotá, Chancellor of Colombia, Secretary General of the Andean Community of Nations and Ambassador of Colombia to The Netherlands. He has also served as a member of the board of directors of the Corficolombiana since 2008 and of Porvenir since 2010. He holds degrees in law and economics from Universidad Javeriana. Mr. Fernández de Soto Valderrama’s business address is Calle 86 No. 10–88 Oficina 202, Bogotá D.C., Colombia.

Antonio José Urdinola Uribe, age 71, has served as a principal member on the board of directors of Grupo Aval since 2006. Mr. Urdinola Uribe is a private advisor. He has acted as Minister of Finance of Colombia, President of Empresa Colombiana de Petróleos – Ecopetrol, President of Instituto Colombiano de Comercio Exterior – Incomex and advisor to the World Bank, the United Nations, Corporación Andina de Fomento and the Government of Colombia. He has also been a member of the boards of directors of, among other entities, Valorem

S.A. since 2005 and Empresa de Energía de Bogotá ESP since 2008. Mr. Urdinola Uribe holds a degree in economics from the Universidad de los Andes and a diploma in political science from the London School of Economics. Mr. Urdinola Uribe’s business address is Carrera 13 No. 27–47, Bogotá D.C., Colombia.

Esther América Paz Montoya, age 56, has served as a principal member on the board of directors of Grupo Aval since 2010, and previously as an alternate member thereof since 2005. Ms. Paz Montoya is a former President of Banco AV Villas, where she also served as Vice President of Finance and Vice President of Operations, and a former President of Ahorramás Corporación de Ahorro y Vivienda. She holds a degree in business administration from the Universidad del Valle. Ms. Paz Montoya’s business address is Carrera 13 No. 27–47, Bogotá D.C., Colombia.

Biographical information of the alternate members of our board of directors is set forth below.

José Hernán Rincón Gómez, age 82, has served as an alternate principal member on the board of directors of Grupo Aval since 2005. Mr. Rincón Gómez has been the President of Banco Popular since 1991. He has also served as a member of the board of directors of Corficolombiana since 1998. He is the former President of, among other entities, Banco Comercial Antioqueño (the predecessor to Banco Santander Colombia), Avianca (airline company), and Banco del Estado. He holds a degree in economics from the Universidad de Antioquia and is qualified as a public accountant. Mr. Rincón Gómez’s business address is Calle 17 No. 7–43, Bogotá D.C., Colombia.

Juan María Robledo Uribe, age 66, has served as an alternate member on the board of directors of Grupo Aval since 2000. Mr. Robledo Uribe has acted as Executive Vice President of Banco de Bogotá from 1990 to 1992, from 1993 to 2001 and since 2003. He has been employed with Banco de Bogotá for over 40 years, where he has also served as Vice President of Banking Services and Vice President of Commercial Banking. He has been a member of the board of directors of Corficolombiana from 1993 to 2001 and since 2006, of Fiduciaria Bogotá S.A. since 2007 and of Porvenir since 1991. He holds a degree in economics from the Universidad del Rosario. He is also the former President of Banco del Comercio (which merged into Banco de Bogotá in 1992) and of Corficolombiana from 2003 until 2005. Mr. Robledo Uribe’s business address is Calle 35 No. 7–47, Bogotá D.C., Colombia.

Juan Camilo Ángel Mejía, age 45, has served as an alternate member on the board of directors of Grupo Aval since 2008. Mr. Ángel Mejía has been the President of Banco AV Villas since 2007, and previously acted as its Vice President of Credit and Portfolio, Vice President of Asset Regularization and Vice President of Real Estate. Previously he was an advisor in the Offerings Department of Banco Central Hipotecario and Project Manager in the Capital Markets division of Corfinsura. He has also been a member of the board of directors of Asociación Bancaria de Colombia since 2007 and Titularizadora Colombiana S.A. since 2008. He holds a degree in civil engineering from the Universidad de Medellín. Mr. Ángel Mejía’s business address is Carrera 13 No. 27–47, Bogotá D.C., Colombia.

Gabriel Mesa Zuleta, age 44, has served as an alternate member on the board of directors of Grupo Aval since 2004. Mr. Mesa Zuleta has been the President of Sadinsa S.A. since 2003, and a member of the board of directors of Banco Popular since 2004, of Seguros Alfa S.A. since 2004 and of Seguros de Vida Alfa S.A. since 2004. He previously acted as Director of the Administrative Department of the President of the Republic of Colombia and as President of Empresa de Telecomunicaciones de Colombia – Telecom. He holds a law degree from the Universidad del Rosario. Mr. Mesa Zuleta’s business address is Carrera 13 No. 26–45, Bogotá D.C., Colombia.

Álvaro Velásquez Cock, age 71, has served as an alternate member on the board of directors of Grupo Aval since 2008. Mr. Velásquez Cock has served as advisor to Grupo Ethuss since 1994. He has acted as Dean of the Faculty of Economics of the Universidad de Antioquia, Chief of the Departamento Nacional de Estadística – DANE, President of Pedro Gómez & Cía. S.A. and as a member of the Advisory Committee of the Superintendency of Finance. He has been a member of the board of directors of Banco de Bogotá since 2001, of Banco de Bogotá – Panama since 1984, of Corficolombiana since 1992 and of Unipalma since 1996. He holds a degree in economics from the Universidad de Antioquia. Mr. Velásquez Cock’s business address is Calle 69 No. 9–58, Bogotá D.C., Colombia.

Enrique Mariño Esguerra, age 85, has served as an alternate member on the board of directors of Grupo Aval since 2006. Mr. Mariño Esguerra is a manager and partner of Ingeniería CEISA. He is a former member of the board of directors of Corporación de Ahorro y Vivienda AV Villas (the predecessor to Banco AV Villas), Cemento Samper S.A., Seguros Alfa S.A. and Seguros de Vida Alfa S.A. He holds a degree in civil engineering from the Universidad Nacional. Mr. Mariño Esguerra’s business address is Avenida Carrera 19 No. 135–30, Bogotá D.C., Colombia.

Germán Villamil Pardo, age 51, has served as an alternate member on the board of directors of Grupo Aval since 2010, and previously as a principal member thereof since 2006. Mr. Villamil Pardo is a partner of Gómez Pinzón Zuleta Abogados S.A. He previously held several positions in the Ministry of Finance of Colombia as well as in Banco de la República. He holds a law degree with a specialty in tax from the Universidad de los Andes. Mr. Villamil Pardo’s business address is Calle 67 No. 7–35 Oficina 1204, Bogotá D.C., Colombia.

Luis Fernando Pabón Pabón, age 52, has served as Secretary of the Board of Grupo Aval since 2000. Mr. Pabón Pabón formerly served as Legal Vice President of Banco de Colombia and as Legal Counsel to the President of Banco de Bogotá. He has been a member of the board of directors of Banco AV Villas S.A. since 1998, of Porvenir since 2003, of Almaviva S.A. since 2007 and of Organización Luis Carlos Sarmiento Angulo Ltda. since 2006. He also serves as legal counsel to Organización Luis Carlos Sarmiento Angulo Ltda. Mr. Pabón Pabón holds a law degree from Universidad Javeriana and a specialization in financial law from the Universidad de los Andes. Mr. Pabón Pabón’s business address is Carrera 13 No. 27–47, Bogotá D.C., Colombia.

Executive officers

The executive officers of Grupo Aval are responsible for the day-to-day management of our company. Although the Presidents of Corficolombiana, Porvenir and BAC Credomatic are not represented in the board of directors or the management of Grupo Aval, they are key individuals in our group’s merchant banking, pension management and Central American businesses.

The following table lists the names and positions of our executive officers and the presidents of our banking subsidiaries, Porvenir and Corficolombiana. Certain of our executive officers are also members of the boards of directors of our subsidiaries.

Name	Position
Grupo Aval
Luis Carlos Sarmiento Gutiérrez	President
Diego Fernando Solano Saravia	Chief Financial Officer
Diego Rodríguez Piedrahita	Chief Risk Management Officer
Julio Leonzo Álvarez Álvarez	Chief Technology Officer
Javier Díaz Fajardo	Vice President of Investor Relations and Legal Counsel
Edgar Enrique Lasso Fonseca	Vice President of Corporate Planning
María Edith González Flórez	Vice President of Accounting
Rafael Eduardo Neira Torres	Vice President of Internal Control
María José Arango Caicedo	Vice President of Corporate Services
Banco de Bogotá
Alejandro Figueroa Jaramillo	President
Banco de Occidente
Efraín Otero Álvarez	President
Banco Popular
José Hernán Rincón Gómez	President
Banco AV Villas
Juan Camilo Ángel Mejía	President

Name	Position
Corficolombiana José Elías Melo Acosta	President
Porvenir Miguel Largacha Martínez	President
BAC Credomatic Ernesto Castegnaro	President

Biographical information of our executive officers and key employees who are not directors is set forth below.

Luis Carlos Sarmiento Gutiérrez, age 49, has acted as President of Grupo Aval since 2000. Mr. Sarmiento Gutiérrez acted as President of Cocelco S.A. from 1997 until 2000. Previously he served as Executive Vice President at First Bank of the Americas in New York and as an analyst and financial manager at Procter & Gamble’s corporate headquarters. He has been the Chairman of the board of directors of Banco de Bogotá since 2004, of Corficolombiana since 2006 and of Empresa de Energía de Bogotá ESP since 2010. He holds a Bachelor of Science degree, magna cum laude, in civil engineering from the University of Miami and a Master in Business Administration with a concentration in finance from the Johnson Graduate School of Management at Cornell University. Mr. Sarmiento Gutiérrez is the son of the Chairman of the board of directors of Grupo Aval, Mr. Sarmiento Angulo. Mr. Sarmiento Gutiérrez’s business address is Carrera 13 No. 27–47, Bogotá D.C., Colombia.

Diego Fernando Solano Saravia, age 45, has acted as Chief Financial Officer, and formerly as Vice President of Corporate Planning, of Grupo Aval since 2006. Mr. Solano Saravia has been a member of the boards of directors of Porvenir and Gas Natural S.A. since 2009. He previously served as associate principal at McKinsey & Co. and Corporate Vice President at Banco Santander Colombia. He holds a degree in systems engineering from the Universidad de los Andes and a Master in Business Administration from the Wharton School at the University of Pennsylvania. His business address is Carrera 13 No. 27–47, Bogotá D.C., Colombia.

Diego Rodríguez Piedrahita, age 52, has acted as Chief Risk Management Officer of Grupo Aval since 1999. Mr. Rodríguez Piedrahita previously worked at Bank of America and ING. He has been the Chairman of the board of directors of Banco AV Villas since 2004 and a board member thereof since 2000. He has also been a member of the board of directors of Fiduciaria Bogotá S.A. since 2000 and of Organización Luis Carlos Sarmiento Angulo Ltda. since 2006. He holds a bachelor’s degree in Business Management and a Master in Business Administration from George Washington University. Mr. Rodríguez Piedrahita’s business address is Carrera 13 No. 27–47, Bogotá D.C., Colombia.

Julio Leonzo Álvarez Álvarez, age 64, has acted as Chief Technology Officer, and formerly as Vice President of Corporate Systems, of Grupo Aval since 1998. Mr. Álvarez Álvarez has acted as President of Avianca (airline company), Cervecería Unión S.A. (beverage company) and Pedro Gómez & Cía (construction company). He has been a member of the board of directors of A Toda Hora S.A. – ATH since 2005, of Porvenir since 2001, and of Banco Popular since 1996. He holds a degree in civil engineering from the Universidad Nacional de Colombia with studies in the Higher Management Program, INALDE – Universidad de la Sabana, Postgraduate Program in Financial Management – Universidad de Medellín, and Postgraduate Program in Statistics Applied to Engineering – Universidad Nacional de Colombia. Mr. Álvarez Álvarez’s business address is Carrera 13 No. 27–47, Bogotá, D.C., Colombia.

Javier Díaz Fajardo, age 40, has acted as Vice President of Investor Relations and Legal Counsel of Grupo Aval since 2010. Mr. Díaz Fajardo acted as Managing Director of Andes Capital LLC from 2007 until 2009. Previously he served as Chief Counsel of the Multilateral Investment Fund, a trust administered by the Inter-American Development Bank, and as associate at the law firms of Cárdenas & Cárdenas in Bogotá, Colombia and Cleary, Gottlieb, Steen & Hamilton in New York, New York. He holds a law degree from Universidad de los Andes and a Master in International Business from The Fletcher School at Tufts University. Mr. Díaz Fajardo’s business address is Carrera 13 No. 27–47, Bogotá D.C., Colombia.

Edgar Enrique Lasso Fonseca, age 54, has acted as Vice President of Corporate Planning of Grupo Aval since 2008. Mr. Lasso Fonseca held several positions at the Superintendency of Finance, including Delegate for Financial Intermediaries from 1995 until 2007. He previously worked as corporate analyst at Banco de Bogotá. He holds a degree in economics from Universidad Externado de Colombia and in banking management from the Universidad de los Andes. Mr. Lasso Fonseca’s business address is Carrera 13 No. 27–47, Bogotá D.C., Colombia.

María Edith González Flórez, age 52, has acted as Vice President of Accounting, and formerly as Financial and Administrative Manager of Grupo Aval since 2004. Ms. González Flórez previously worked as Financial Manager at Cocelco S.A. and Movistar. She holds a degree in public accounting from the Universidad de Santiago de Cali and a finance specialty from Universidad ICESI. She has been a member of the board of directors of Casa de Bolsa S.A. since 2010. Ms. González Flórez’s business address is Carrera 13 No. 27–47, Bogotá D.C., Colombia.

Rafael Eduardo Neira Torres, age 55, has acted as Vice President of Internal Control of Grupo Aval since 2009. Mr. Neira Torres acted as Deputy Financial Superintendent, and formerly as Adjunct Financial Superintendent, at the Superintendency of Finance from 2006 to 2008. He previously worked as Operations Vice President at Banco Davivienda. He holds a degree in accounting from the Universidad Jorge Tadeo Lozano and in banking management from the Universidad de los Andes. Mr. Neira Torres’ business address is Carrera 13 No. 27–47, Bogotá D.C., Colombia.

María José Arango Caicedo, age 45, has acted as Vice President of Corporate Services of Grupo Aval since 2000. She previously worked as Commercial Manager of Cocelco S.A., as Electronic Banking Manager at Banco de Occidente and as Project Manager in Fanalca. She has been a member of the board of directors of Corporación Publicitaria de Colombia S.A since 2002. She holds a degree in systems engineering from Universidad ICESI and a Master in Business Administration from the Universidad del Valle. Her business address is Carrera 13 No. 27–47, Bogotá D.C., Colombia.

José Elías Melo Acosta, age 51, has served as President of Corficolombiana since 2008. Mr. Melo Acosta previously served as President of Megabanco from 1999 to 2006, of Banco del Estado in 1999 and of Confederación de Cooperativas de Colombia from 1994 to 1998. He also served in the past in several positions within the Colombian government including as Minister of Employment and Social Security, Superintendent of Finance, Vice Minister of Finance and Public Credit and Secretary of the Monetary Board of the Banco de la República. He holds a law degree with specialty in socioeconomic sciences from Universidad Javeriana. His business address is Carrera 13 No. 26–45, Bogotá D.C., Colombia.

Miguel Largacha Martínez, age 47, has served as President of Porvenir since 2008. Mr. Largacha Martínez previously served as President of BBVA Horizonte Pensiones y Cesantías, and held other positions within BBVA Colombia S.A., including Executive Vice President and Legal Vice President of Banco Ganadero (the predecessor to BBVA Colombia S.A.). He holds a law degree from Universidad Javeriana and has further completed postgraduate studies in financial legislation and executive management at the Universidad de los Andes. His business address is Carrera 13 No. 27–75, Bogotá D.C., Colombia.

Ernesto Castegnaro, age 60, has served as President of BAC Credomatic since 1983. Mr. Castegnaro joined BAC Credomatic in 1976 and has over 30 years of experience managing credit card operations and over 25 years managing banking operations. He is also a director on the MasterCard Latin America Board of Directors. Mr. Castegnaro holds an MBA in Banking and Finance from INCAE and a civil engineering degree from University of Costa Rica. His business address is Centro Corporativo Plaza Roble, Edificio Terrazas B, Escazú, San José, Costa Rica.

B.    Compensation

Our common shareholders must approve the compensation of our board of directors at the first semiannual shareholders’ meeting of every calendar year.

Each member of our board of directors, including alternates, receives a fee based on attendance at each board of directors’ session. Independent members of our audit committee also receive an additional fee for attending audit committee meetings. In 2008, the board of directors’ session fee was Ps 1,100,000 and the audit committee session fee was also Ps 1,100,000. In 2009, the board of directors’ session fee was Ps 1,200,000 and the audit committee session fee was Ps 1,200,000. For 2010, the board of directors’ session fee was Ps 1,230,000 and the audit committee session fee is Ps 1,230,000.

We are not required under Colombian law to publish information regarding the compensation of our individual executive officers, and we do not make this information public. Our shareholders, however, can request this information before our semi-annual general shareholders’ meetings. The aggregate amount of compensation, inclusive of bonuses, that we and our subsidiaries paid to directors, alternate directors and executive officers was Ps 22.7 billion (U.S.$12.6 million) in 2010. We pay bonuses to our executive officers which vary according to each officer’s performance and the achievement of certain predefined goals, and therefore the amounts paid may vary for each officer. In addition, one of our affiliates to date has paid the salary of our president, which beginning with this fiscal year will be paid by us.

In certain circumstances and to the extent permitted by our director and office liability insurance, we indemnify our directors and executive officers.

We do not have, and have not had in the past, any share option plans.

C.    Board practices

Audit committee

Our audit committee currently consists of three members, appointed by the board of directors: Antonio José Urdinola Uribe, Guillermo Fernandez de Soto and Esther América Paz Montoya, all of whom are independent within the meaning of SEC corporate governance rules of independence for purposes of the audit committee. Mr. Urdinola Uribe is the chair of our audit committee. Company officers may not be members of the audit committee; however, the meetings and work product of the audit committee are supported by reports and presentations by company officers. Our external auditor KPMG Ltda., as our independent registered public accounting firm, attends the meetings of the audit committee. Pursuant to Colombian law, the audit committee must meet at least quarterly.

The general shareholders’ meeting establishes the remuneration of the members of the audit committee. Pursuant to Colombian law, the audit committee must meet at least quarterly.

Our audit committee advises the board of directors generally on internal control matters, and it specifically undertakes to:

•	review financial statements prior to their submission to the board of directors and to the general shareholders’ meeting;

•	supervise the internal auditor to verify if its actions address the internal control needs of the company and to identify limitations with respect to its duties;

•	review all internal control reports of the company and supervise compliance with such reports by the company’s management;

•	issue its opinion on the independence of the external auditor, based on standards set forth by Colombian and U.S. regulations;

•	monitor the company’s levels of risk exposure at least every six-months and propose mitigation measures as needed;

•	propose to the board of directors control systems to prevent, detect and adequately respond to the risk of fraud and improper conduct by company employees;

•	provide assistance to our board of directors in fulfilling its responsibilities with respect to our compliance with legal and regulatory requirements;

•	make recommendations to the general shareholders meeting concerning the engagement of the independent accounting firm; and

•	issue reports to the board of directors on matters deemed relevant.

Pursuant to regulations of the Superintendency of Finance, the audit committee has a charter approved by the board of directors, which sets forth the main aspects related to the operation of such committee, including, among others, its composition and duties.

Compensation committee

Our compensation committee was established by resolution of the Board of Directors dated August 11, 2010. According to such resolution, the members of our compensation committee consist of Mr. Luis Carlos Sarmiento Angulo and Mr. Mauricio Cárdenas Müller. Our Board of Directors may change the members of the committee at any time. Because Colombian law does not require the creation of a compensation committee, the Board of Directors has not yet adopted a compensation committee charter. However, the members of our compensation committee meet in order to set the compensation of the President of the company and define the general parameters that must be applied by the President of the company when determining the compensation of the company’s officers and employees.

D.    Employees

At September 30, 2010, on a consolidated basis, we employed approximately 37,650 individuals, with 26,934 employees, 4,356 personnel provided by staffing service companies and 6,360 outside contractors.

The following table presents the breakdown of the employees, personnel provided by staffing service companies and outside contractors of our banking subsidiaries, Porvenir, Corficolombiana and Grupo Aval (unconsolidated), at September 30, 2010.

	Banco de Bogotá (1)	Banco de Occidente	Banco Popular	Banco AV Villas	Porvenir	Corficolombiana (5)	Grupo Aval (unconsolidated)	Total
Employees	8,823	7,281	3,738	4,356	1,972	675	89	26,934
Personnel provided by staffing service companies	2,163	101	1,375	601	35	78	3	4,356
Outside contractors	2,736	678	1,080	1,488	255	118	5	6,360
Total	13,722	8,060	6,193	6,445	2,262	871	97	37,650

(1)	Excludes employees of Porvenir, Corficolombiana and their subsidiaries.

(2)	86.9% of Banco de Bogotá’s employees (7,669) are represented by unions of which 63.5% are covered by collective bargaining agreements that expire in August 2012.

(3)	77.9% of Banco de Occidente’s employees (5,675) are represented by unions of which 58.7% are covered by collective bargaining agreements that expire in December 2011.

(4)	81.9% of Banco Popular’s employees (3,061) are represented by unions of which 98.1% are covered by collective bargaining agreements that expire in December 2011.

(5)	Includes all of Corficolombiana’s employees and its consolidated financial sector investments.

E.     Share Ownership

Mr. Sarmiento Angulo beneficially owns 92.5% of our share capital as determined under SEC rules. See “Item 7. Major shareholders and related party transactions—A. Major shareholders.” The following table provides the names of our other directors and key executive officers who owned shares of Grupo Aval at September 30, 2010.

Shareholder	Common shares	Percentage of outstanding common shares
José Hernán Rincón Gómez	948,945	*
Alejandro Figueroa Jaramillo	557,695	*
Juan María Robledo Uribe	284,917	*
Esther América Paz Montoya	251,718	*
Efraín Otero Álvarez	102,729	*
Gabriel Mesa Zuleta	80,645	*
Luis Fernando Pabón Pabón	78,237	*
Enrique Mariño Esguerra	49,687	*
Diego Fernando Solano Saravia	49,586	*
Julio Leonzo Álvarez Álvarez	41,952	*
Mauricio Cárdenas Müller	40,616	*
Germán Villamil Pardo	33,058	*

Shareholder	Common shares	Percentage of outstanding common shares
María José Arango Caicedo	21,908	*
Diego Rodríguez Piedrahita	16,528	*
Álvaro Velásquez Cock	8,264	*
Juan Camilo Ángel Mejía	7,319	*
Guillermo Fernández de Soto Valderrama	—	*
Antonio José Urdinola Uribe	—	*
Luis Carlos Sarmiento Gutiérrez	—	*
Javier Díaz Fajardo	—	*
Edgar Enrique Lasso Fonseca	—	*
María Edith González Flórez	—	*
Rafael Eduardo Neira Torres	—	*
José Elías Melo Acosta	—	*
Miguel Largacha Martínez	—	*
Ernesto Castegnaro	—	*

*	less than 0.1%

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

Mr. Luis Carlos Sarmiento Angulo controls Grupo Aval and is the beneficial owner of 92.5% of our share capital, as determined under SEC rules. Beneficial ownership generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 13,943,982,323 shares of our equity securities outstanding as of January 31, 2011.

The principal shareholder, as a common shareholder, does not have any different or special voting rights in comparison to any other common shareholder.

The following tables set forth information, as of January 31, 2011, regarding the beneficial ownership of our equity securities by:

•	each person that is a beneficial owner of more than 5% of our outstanding equity securities; and

•	all directors and executive officers as a group.

Principal beneficial owners	Common shares	Percentage of outstanding common shares
Luis Carlos Sarmiento Angulo	12,900,846,113	92.5%
Other directors and officers as a group	2,573,804	*
Total	12,903,419,917	92.5%

*	less than 0.1%

B.    Related party transactions

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with “related parties” (within the meaning of the SEC rules). Unless otherwise indicated below, such transactions are conducted on an arm’s-length basis in the ordinary course of business, on terms that would apply to transactions with third parties.

Loans or deposits involving related parties

The following chart presents outstanding amounts of related party transactions involving loans or deposits between Grupo Aval and its consolidated subsidiaries, on one hand, and each of the following individuals and entities.

	Transactions between Grupo Aval and its subsidiaries, and
	Grupo Aval’s directors and key management and their affiliates (1)	Close family members of Mr. Sarmiento Angulo and their affiliates	Mr. Sarmiento Gutiérrez and his affiliates	Mr. Sarmiento Angulo and his affiliates
	(in Ps billions)
	At September 30, 2010
Outstanding loans (2)	9.2	22.0	0.1	999
Deposits (3)	7.0	3.1	0.1	2,406

	At December 31, 2009
Outstanding loans (2)	6.1	19.7	0.1	255
Deposits (3)	8.0	6.8	0.7	2,280

	At December 31, 2008
Outstanding loans (2)	4.4	6.5	0.3	209
Deposits (3)	7.6	5.9	0.7	1,567

(1)
Excludes Mr. Sarmiento Angulo and Mr. Sarmiento Gutiérrez and their affiliates. Key management includes executive officers of Grupo Aval as well as each of the presidents of our banks, Porvenir and Corficolombiana.

(2)
Includes loans approved but not yet disbursed. All outstanding loans are made in the ordinary course of business, and on terms and conditions not materially different from those available to the general public, including interest and collateral. See below “—Loans granted to related parties by our banking subsidiaries.”

(3)
All deposits, including time deposits and investment portfolios, of all related parties held with us are made in the ordinary course of business, held at market rates and on terms and conditions not materially different from those available to the general public.

For information on related party transactions in accordance with Colombian disclosure rules, see note 27 to our audited consolidated financial statements. Required Colombian disclosures as to related party transactions differ from those required by the SEC. For the purposes of note 27 to our audited consolidated financial statements, related parties includes the principal shareholders of Grupo Aval, members of the board of directors, individuals who are legal representatives of Grupo Aval and companies in which Grupo Aval, its principal shareholders or board members have a direct equity interest of at least 10.0%. For the purposes of this section, and as required by SEC rules, “related parties” includes enterprises that control, or are under common control with Grupo Aval, associates, individuals owning directly or indirectly an interest in the voting power that gives them significant influence over Grupo Aval, close family members, key management personnel (including directors and senior management) and any enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any of the persons listed above. We determine beneficial ownership under SEC rules. See “—A. Major shareholders.”

Certain members of our board of directors and key management own shares of Grupo Aval which, other than in the case of Mr. Sarmiento Angulo, were acquired in the open market and represent less than 0.1% of our total outstanding shares. See “Item 6. Directors, senior management and employees—E. Share ownership.” We do not, and have not offered or granted any share options to any of our directors or employees.

Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates

Certain shareholders of Grupo Aval and their affiliates have granted loans to Grupo Aval and its subsidiaries on an arm’s-length basis. All loans are unsecured and have a five-year term, with a two-year grace period. The following are the outstanding loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their respective affiliates at September 30, 2010.

•
loans granted by Bienes y Comercio S.A., a company beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval in February 2010, with a total outstanding amount of Ps 82 billion (U.S.$45.56 million) at September 30, 2010 at an interest rate of DTF+ 3.0% per annum; and

•
loans granted by Adminegocios & Cía. S.C.A., an entity beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval between June 2008 and September 30, 2010, with a total outstanding amount of Ps 161.4 billion (U.S.$89.67 million) at September 30, 2010 at an interest rate of DTF+ 3.0% per annum.

The following loans were granted between October 1, 2010 and the date of this registration statement by companies beneficially owned by Mr. Sarmiento Angulo to Grupo Aval in part to fund the acquisition of 13,726,421 mandatorily convertible bonds issued by Banco de Bogotá (convertible into 29,205,152 shares of Banco de Bogotá). The proceeds of the convertible bond issuance were used to finance the BAC Credomatic acquisition. See “Item 4. Information on the Company—B. Business overview—BAC Credomatic acquisition.” All loans were granted on an arm’s-length basis, are unsecured and have a five-year term, with a two-year grace period, as follows:

•	loans granted by Rendifín S.A. to Grupo Aval with a total outstanding amount of Ps 985.1 billion (U.S.$. 547.3 million) at an interest rate of DTF+ 3.0% per annum;

•	loans granted by Bienes y Comercio S.A. with a total outstanding amount of Ps 189.0 billion (U.S.$105.0 million) at an interest rate of DTF+ 3.0% per annum; and

•	loans granted by Adminegocios & Cía. S.C.A., to Grupo Aval with a total outstanding amount of Ps 37 billion (U.S.$20.6 million) at an interest rate of DTF+ 3.0% per annum.

The total amount of loans outstanding from companies beneficially owned by Mr. Sarmiento Angulo at the date of this registration statement is Ps 1,454.5 billion (U.S.$808.1 million). In addition, upon completion of the Banco Popular share ownership reorganization, the amount of loans outstanding from companies beneficially owned by Mr. Sarmiento Angulo will increase by Ps 446.4 billion (U.S$248.0 million). We intend to repay up to Ps 1,900.4 billion (U.S.$1,055.8 million). See “—Other transactions with Mr. Sarmiento Angulo and his affiliates—Banco Popular.”

In addition, the following loans were granted to Grupo Aval and its subsidiaries over the past three years by shareholders of Grupo Aval and their respective affiliates. The principal amount and interest have been repaid, and there are no outstanding amounts due pursuant to these loans:

•
loans granted by Actiunidos S.A., a company beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval between 2007 and 2009, with total interest paid of Ps 17.0 billion (U.S.$9.4 million) at an interest rate of DTF+3.0% per annum;

•
loans granted by Rendifín S.A., a company beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval between 2007 and 2009, with total interest paid of Ps 51.1 billion (U.S.$28.4 million) at an interest rate of DTF+3.0% per annum;

•
loans granted by Bienes y Comercio S.A., a company beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval in between 2007 and 2009, with total interest paid of Ps 62.0 billion (U.S.$34.4 million) at an interest rate of DTF+3.0% per annum; and

•
loans granted by Adminegocios & Cía. S.C.A., an entity beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval between 2007 and 2009, with total interest paid of Ps 15.3 billion (U.S.$8.5 million) at an interest rate of DTF+3.0% per annum.

Loans granted to related parties by our banking subsidiaries

Key management of Grupo Aval and our banks, and their respective affiliates, who meet our credit eligibility requirements may subscribe to loans in the ordinary course of business, on market terms and conditions available to the general public.

All outstanding loans with our related parties are made in the ordinary course of business and on terms and conditions, including interest rates and collateral, not materially different from those available to the general public, and did not involve more than the normal risk of collectability or present other unfavorable features.

Other transactions with Mr. Sarmiento Angulo and his affiliates

Beneficial ownership in our banking subsidiaries

In addition to his beneficial ownership in Grupo Aval, Mr. Sarmiento Angulo beneficially owns:

•	7.5% of Banco de Bogotá, 13.1% of Banco de Occidente, and 15.3% of Banco AV Villas, and;

•	63.5% of Banco Popular, of which 43.5% is owned by Rendifín S.A. (successor to Popular Investments S.A. and beneficially owned by Mr. Sarmiento Angulo). See “—Banco Popular.”

Except as stated above, Mr. Sarmiento Angulo does not have any other beneficial ownership in our subsidiaries. For information on the dividend history of our banking subsidiaries, see “Item 10. Additional Information—F. Dividends and paying agents—Dividend history of our banking subsidiaries.”

Banco Popular

Grupo Aval currently controls Banco Popular through a shareholders’ agreement with Rendifín S.A., a company beneficially owned by Mr. Sarmiento Angulo. Pursuant to this agreement, Rendifín has granted Grupo Aval irrevocable power to represent Rendifín’s shares in Banco Popular. The agreement provides that all economic rights to the Banco Popular shares will continue to be vested in Rendifín. Grupo Aval will control voting and inspection rights, in connection with these shares. The agreement has an indefinite term, and Grupo Aval has a unilateral right to terminate its appointment at any time. Rendifin does not have any contractual termination rights. The agreement automatically terminates if Grupo Aval owns more than 50% of the issued and outstanding shares of Banco Popular. Grupo Aval receives, as compensation for its services, a monthly fee in the amount of Ps 116,072,351, which is linked to the CPI.

Banco Popular share ownership reorganization

As of the date of this registration statement, Grupo Aval directly owns 2,368,686,432 shares (or 30.7%) of the share capital of Banco Popular, while Rendifin S.A., Popular Securities S.A. and Inversiones Escorial S.A. (together, the Banco Popular Shareholders) own 4,872,610,306 (or 63.07%) of the share capital Banco Popular. Mr. Sarmiento Angulo beneficially owns the Banco Popular Shareholders and has the long-term objective of consolidating ownership in Grupo Aval’s banks at the Grupo Aval level.

A Grupo Aval shareholders meeting of January 7, 2011 authorized us to acquire from the Banco Popular Shareholders their shareholdings in Banco Popular and certain related assets and liabilities in exchange for Grupo Aval preferred shares, either directly through escisión or indirectly through escisión followed by merger.  The initial tranche of this transaction was approved by a Grupo Aval shareholders meeting of February 22, 2011, whereby, subject to regulatory authorizations, we are authorized to acquire 3,358,446,312 (or 43.47%) of the outstanding shares of Banco Popular owned by Rendifin S.A. in exchange for 2,073,115,004 preferred shares of Grupo Aval. The number of preferred shares to be delivered by Grupo Aval has been determined using an exchange ratio of 1.62 Banco Popular shares per Grupo Aval preferred share.

The independent investment bank Rothschild de Mexico S.A. de C.V. issued a fairness opinion on January 6, 2011, stating that the exchange ratio of 1.62 Banco Popular shares to one Grupo Aval preferred share is reasonable to Grupo Aval shareholders.

In the second tranche of this transaction, Grupo Aval expects to acquire from Inversiones Escorial S.A. and Popular Securities S.A up to their 19.60 % interest in Banco Popular in 2011. See “Item 7. Major shareholders and related party transactions—B. Related party transactions—Other transactions with Mr. Sarmiento Angulo and his affiliates—Banco Popular—Banco Popular share ownership reorganization.”

As a consequence of this transaction, Grupo Aval expects to (i) conclude the acquisition of 4,872,610,306 shares of Banco Popular (which represent 63.07% of Banco Popular’s share capital) previously held by the Banco Popular Shareholders, raising Grupo Aval’s shareholding in Banco Popular to 93.77%, and (ii) assume an amount of indebtedness owed to Inversiones Escorial S.A. and Popular Securities S.A.. related to the acquisition of the Banco Popular shares by Inversiones Escorial S.A. and Popular Securities S.A. Such indebtedness is owed to companies beneficially-owned by Mr. Sarmiento Angulo. Grupo Aval may also acquire non-material amounts of other assets, such as cash or pre-paid taxes.

The closing of each tranche of the Banco Popular share ownership reorganization is subject to (i) the issuance of required corporate and governmental approvals, and (ii) completion of the appropriate legal steps as required by Colombian law. We expect to close the Banco Popular share ownership reorganization by the end of 2011.

Insurance services

Seguros de Vida Alfa S.A., or Vida Alfa, a life insurance affiliate of Mr. Sarmiento Angulo, provides insurance required by law, as well as annuities, relating to the mandatory pension funds managed by Porvenir. The insurance provider is selected by Porvenir through a competitive bidding process once every four years. Premiums under this insurance policy are deducted by Porvenir from the individual customers’ account and transferred to Vida Alfa on behalf of the individual customer.

The table below presents the insurance premiums paid for the periods indicated.

Period	Amount
(in Ps billions)
For the nine-month period ended September 30, 2010	190.1
For the year ended December 31:
2009	228.9
2008	201.8
2007	181.1

Vida Alfa also provides:

•
life insurance, as sole provider and as co-insurer with non-affiliated insurers (pursuant to a competitive bidding process), for individual borrowers of our banking subsidiaries to cover the risk of non-payment upon death. Premiums are paid by the borrowers; and

•	workers compensation for all employees of Grupo Aval and its subsidiaries.

Seguros Alfa S.A., or Alfa, a property and casualty insurance affiliate of Mr. Sarmiento Angulo, provides fire and earthquake insurance for mortgage loans granted by certain of our banks. In addition, Alfa provides surety bonds and property insurance for our subsidiaries. These transactions are conducted on an arm’s-length basis in the ordinary course of business. Alfa has in the past, but not currently, provided bankers blanket bond coverage to our subsidiaries, reinsured under prevailing market conditions, and surety bonds for Corficolombiana’s toll-road concessions. The amounts relating to those transactions are immaterial.

Put/call agreement between Grupo Aval and Adminegocios & Cia. S.C.A., an entity controlled by Mr. Sarmiento Angulo and a direct shareholder of Grupo Aval

On November 24, 2010 Grupo Aval and Adminegocios & Cia. S.C.A. entered into an agreement whereby Grupo Aval assigned to Adminegocios & Cia. S.C.A its right to acquire up to 2,605,000 mandatorily convertible bonds issued by Banco de Bogotá (convertible into 5,542,553 shares of Banco de Bogotá shares). Under the put/call agreement, we have an option to purchase from Adminegocios & Cia. S.C.A., and they have the right to sell, 2,605,000 convertible bonds (or the underlying shares, if converted). In either case, the purchase price we will have to pay Adminegocios & Cia. S.C.A. is the subscription price paid by Adminegocios & Cia. S.C.A. at the time of acquiring the mandatorily convertible bonds issued by Banco de Bogotá, plus a premium of 6.5% per annum up to the date of acquisition. The options expire two years from December 2, 2010, the date of first subscription of the mandatorily convertible bonds. The mandatorily convertible bonds were acquired by Adminegocios & Cia. S.C.A. in order to finance the BAC Credomatic acquisition. We intend to fully exercise our call right under the put/call agreement and acquire the 2,605,000 convertible bonds thereunder. In addition, we expect to acquire on the same pricing terms as the put/call agreement an additional 1,644,965 mandatorily convertible bonds from Adminegocios & Cia. S.C.A.

Other

The following companies are beneficially owned by Mr. Sarmiento Angulo, and may continue to, provide services to us and our subsidiaries for amounts that are immaterial: Construcciones Planificadas S.A. (office renovations), Vigía Ltda. (security services), and Corporación Publicitaria S.A. (advertising).

ITEM 8.  FINANCIAL INFORMATION

A.   Consolidated statements and other financial information

Financial statements

See “Item 18. Financial Statements”, which contains our financial statements prepared in accordance with Colombian Banking GAAP.

Legal proceedings

We, our banking subsidiaries, Porvenir and Corficolombiana are party to lawsuits and administrative proceedings incidental to the normal course of our business.

We record contingency provisions when the risk of loss is probable, in which case, we would consider settling. In cases where we litigate a claim, we record a provision for our estimate of the probable loss based on historical data for similar claims. Due to the provisions we have established and the legal opinions we have received, we do not believe that any liabilities related to such lawsuits or proceedings will have a material adverse effect on our financial conditions or results of operations. At September 30, 2010, we, and our banking subsidiaries, Corficolombiana and Porvenir have recorded provisions for a total amount of approximately Ps 68.2 billion.

Constitutional actions

We, our banking subsidiaries, Porvenir and Corficolombiana are also party to constitutional actions. Constitutional actions are court actions where an individual seeks to protect collective rights and prevent contingent damages, obtain injunctions and damages caused by an infringement of collective rights of which the following are the most significant.

All pension and severance fund administrators in Colombia, including Porvenir, are subject to at least two constitutional actions in which certain individuals are alleging that the pension and severance funds administrators have caused damages to their customers by (1) paying returns earned by the severance and pension funds below the minimum profitability certified by the Superintendency of Finance, and (2) making payments to its customers—under the scheduled retirement system—below the established standards. Additionally, Porvenir and four of the largest pension and severance funds are subject to a constitutional action relating to charging commissions above the legally established limits for contributions to mandatory pension funds. These constitutional actions are seeking the payment of the alleged damages caused to fund managers’ customers. No provisions have been established in connection with these three constitutional actions because the amount is unquantifiable, and we consider the probability of loss to be remote.

Banco de Bogotá, Banco de Occidente, Banco Popular and Corficolombiana are subject to two relevant constitutional actions, as follows:

•
A constitutional action filed by certain individuals on behalf of the taxpayers of Cali, claiming that our banking subsidiaries, among other financial institutions, abused their dominant position as creditors of the municipality of Cali in connection with credit facilities granted to such institutions, and therefore, are seeking the reimbursement of interest paid by the municipality in excess of the amounts due at June 30, 2009. We believe that the probability of loss in connection with this constitutional action is remote and, as such, have not recorded any provisions in connection with this constitutional action.

•
A constitutional action filed by certain individuals on behalf of Province of Valle (Departamento del Valle) against several financial institutions, including our banking subsidiaries, claims that the Province has paid interest in a manner prohibited by law, in connection with a credit facility granted to the Province. In addition, the plaintiffs are claiming that the defendants did not pay the alleged real value of the shares of Sociedad Portuaria de Buenaventura and Empresa de Energía del Pacífico, on a sale transaction of said shares. We consider the probability of loss in connection with this constitutional action to be remote and, therefore, have not recorded any provision.

Banco AV Villas is subject to a constitutional action brought against several companies in the financial sector in Colombia in connection with the recalculation of mortgage interests that allegedly damaged several mortgage lenders. Banco AV Villas has a comparatively small mortgage portfolio, and we believe that the probability of loss in connection with this constitutional action is remote.

Other litigation

In addition to the matters described above, we, our banking subsidiaries, Porvenir and Corficolombiana are from time to time subject to claims and parties to legal proceedings incidental to the normal course of our business, including in connection with our lending activities, employees, taxation matters and other general commercial matters. Due to the inherent difficulty of predicting the outcome of legal disputes, we cannot predict the eventual outcome of these pending matters, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have recorded adequate provisions for the anticipated costs in connection with these claims and legal proceedings and believe that liabilities related to such claims and proceedings should not, in the aggregate, have a material adverse effect on our business, financial conditions, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, the ultimate resolution of these matters may exceed the provisions currently recorded by us. As a result, the outcome of a particular matter could be material to our operating results for a particular period.

B.    Significant changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and Development of the Company.”

ITEM 9.  THE OFFER AND LISTING

A.    Offering and listing details

Not applicable.

B.    Plan of distribution

Not applicable.

C.    Markets

Market price and volume information

Our preferred shares have been listed since February 1, 2011 on the Colombian Stock Exchange, which is relatively small and illiquid compared to securities exchanges in major financial centers. In addition, a small number of issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Stock Exchange. A liquid trading market for the preferred shares might not develop on the Colombian Stock Exchange. A limited trading market could impair the ability of a holder of preferred shares on the Colombian Stock Exchange in the amount and at the price and time desired by such holder, and could increase the volatility of the market price of our preferred shares.

Trading history of our common shares

The principal trading market for our common shares is the Colombian Stock Exchange. Shares of our common shares began trading on the Colombian Stock Exchange in 1999 and are listed under the symbol “GRUPOAVAL.” To our knowledge, based on Deceval, a Colombian registrar of companies, and our records, at March 29, 2011, there are 189 non-Colombian holders of our common shares, of which we believe that there are at least 10 U.S. holders of record of our common shares as of March 29, 2011 who held in the aggregate less than 0.1% of our common shares.  There are currently no U.S. holders of record of our preferred shares.

The following table presents the high and low closing sales prices, and average daily trading volume for shares of our common shares on the Colombian Stock Exchange for the periods indicated.

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Year
2005	713	212	1,874,362
2006	802	449	1,673,566
2007	697	570	1,638,804
2008	645	388	1,378,067
2009	785	450	1,781,899
2010	1,770	745	2,069,109
Quarter
First quarter 2008	645	527	1,183,853
Second quarter 2008	605	482	1,652,091
Third quarter 2008	572	465	1,549,284
Fourth quarter 2008	520	388	1,106,493
First quarter 2009	505	450	902,463
Second quarter 2009	637	467	2,273,446
Third quarter 2009	745	626	2,158,118
Fourth quarter 2009	785	732	1,805,350
First quarter 2010	913	745	1,984,411
Second quarter 2010	957	875	1,505,195
Third quarter 2010	1,335	918	1,941,629
Fourth quarter 2010	1,770	1,315	2,840,134
First quarter 2011 (through March 29)	1,715	1,350	1,596,282
Month
July 2010	1,040	918	1,788,301
August 2010	1,125	1,050	1,640,743
September 2010	1,335	1,135	2,368,227
October 2010	1,590	1,315	2,974,072
November 2010	1,540	1,330	1,760,943
December 2010	1,770	1,410	3,740,376
January 2011	1,715	1,610	1,002,416
February 2011	1,640	1,485	813,327
March 2011 (through March 29)	1,590	1,350	2,971,685

Source: Colombian Stock Exchange.

On March 29, 2011, the last reported closing sale price on the Colombian Stock Exchange was Ps 1,355 per common share.

Trading history of common shares of our subsidiaries

The common shares of five of our subsidiaries are listed on the Colombian Stock Exchange, as follows:

•	Banco de Bogotá, under the symbol “BBO”;

•	Banco de Occidente, under the symbol “BOC”;

•	Banco Popular, under the symbol “BPO”;

•	Banco AV Villas, under the symbol “LVS”; and

•	Corficolombiana, under the symbol “CFV.”

The following tables set forth the high and low closing sales prices, and average daily trading volume for the common shares of Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana on the Colombian Stock Exchange for the periods indicated. Due to a relatively low public float (approximately 14.1% of the total share capital of Banco de Bogotá, approximately 3.7% of the total share capital of Banco Popular, approximately 12.6% of the total share capital of Banco de Occidente and approximately 4.9% of the total share capital of Banco AV Villas), the shares of these banking subsidiaries have historically traded at low volumes and traded at prices that we believe should not be a meaningful factor in determining price for our preferred shares. Very few of the shares of Banco Popular not owned or controlled by us or our controlling shareholder are held by the public; rather, they are held by Colombian governmental institutions. Approximately 23.6% of the total shares of Corficolombiana is held by the public.

Banco de Bogotá

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Year
2008	32,500	19,020	14,927
2009	34,580	22,100	14,003
2010	59,000	33,100	22,523
Quarter
First quarter 2010	39,980	33,100	17,924
Second quarter 2010	40,000	37,000	14,901
Third quarter 2010	53,000	38,500	22,600
Fourth quarter 2010	59,000	50,520	34,540
First quarter 2011 (through March 29)	56,000	52,520	22,612

Source: Colombian Stock Exchange.

On March 29, 2011, the last reported closing sale price on the Colombian Stock Exchange was Ps 54,500 per common share.

Banco de Occidente
	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Year
2008	21,700	16,000	1,187
2009	28,500	15,660	966
2010	38,900	27,780	18,251
Quarter
First quarter 2010	30,000	27,780	1,356
Second quarter 2010	30,660	30,040	528
Third quarter 2010	36,000	30,600	700
Fourth quarter 2010	38,900	35,000	70,706
First quarter 2011 (through March 29)	38,800	34,000	13,451

Source: Colombian Stock Exchange.

On March 29, 2011, the last reported closing sale price on the Colombian Stock Exchange was Ps 34,000 per common share.

Banco Popular

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Year
2008	310	246	3,837,187	(1)
2009	300	260	4,574
2010	560	300	80,055
Quarter
First quarter 2010	300	300	1,394
Second quarter 2010	399	300	56,695
Third quarter 2010	487	332	26,236
Fourth quarter 2010	560	487	223,196
First quarter 2011 (through March 29)	770	560	81,839

Source: Colombian Stock Exchange.

(1)	High average daily trading volume due to the government’s sale of 12.1% of Banco Popular’s shares in 2009.

On March 29, 2011, the last reported closing sale price on the Colombian Stock Exchange was Ps 650 per common share.

Banco AV Villas

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Year
2008	3,750	2,800	6,944
2009	5,280	2,950	1,198
2010	8,200	3,205	3,751
Quarter
First quarter 2010	4,210	3,835	624
Second quarter 2010	4,000	3,205	412
Third quarter 2010	5,120	3,205	850
Fourth quarter 2010	8,200	5,210	13,157
First quarter 2011 (through March 29)	8,200	7,310	555

Source: Colombian Stock Exchange.

On March 29, 2011, the last reported closing sale price on the Colombian Stock Exchange was Ps 7,310 per common share.

Corficolombiana

	Colombian Stock Exchange
	High	Low	Average daily trading volume
	(Ps per share)		(in shares)
Year
2008	17,700	11,200	70,797
2009	23,500	13,040	57,735
2010	36,460	22,540	117,254
Quarter
First quarter 2010	28,940	22,540	62,126
Second quarter 2010	30,300	28,000	105,190
Third quarter 2010	34,940	27,940	78,080
Fourth quarter 2010	36,460	32,020	224,705
First quarter 2011 (through March 29)	35,500	33,400	127,799

Source: Colombian Stock Exchange.

On March 29, 2011, the last reported closing sale price on the Colombian Stock Exchange was Ps 34,580 per common share.

Trading on the Colombian Stock Exchange

The Colombian Stock Exchange is the sole market for the common shares of Grupo Aval, our subsidiaries and Corficolombiana. There are no official market makers or independent specialists on the Colombian Stock Exchange to assure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian Stock Exchange at March 29, 2011 was Ps 393.5 trillion (U.S.$218.6 billion), with 87 companies listed at that date. See “Item 4. Information on the Company—B. Business overview—Industry—Colombia—Recent developments in the Colombian stock market.”

Regulation of Colombian securities markets

Colombian securities markets are subject to the supervision and regulation of the Superintendency of Finance, which was created in 2005 following the merger of the Superintendency of Banking and the Superintendency of Securities. The Superintendency of Finance is an independent regulatory entity ascribed to the Ministry of Finance and Public Finance. The Superintendency of Finance has the authority to inspect, supervise and control the financial, insurance and securities exchange sectors and any other activities related to the investment or management of public savings. Accordingly, we are subject to the supervision and control of the Superintendency of Finance as an issuer of securities, and our subsidiaries are subject to its supervision and regulation as financial institutions and issuers of securities. See “Item 4. Information on the Company—B. Business overview—Industry—Supervision and regulation—Colombian banking regulators—Ministry of Finance and Public Credit” and “—Superintendency of Finance.”

Investment in our preferred shares by non-residents of Colombia

The International Investment Statute of Colombia as provided by Decree 2080 of 2000, as amended, regulates the manner in which foreign investors may participate in the Colombian securities markets and undertake other types of investment, prescribes registration with the Central Bank of certain foreign exchange transactions and specifies procedures under which certain types of foreign investments are to be authorized and administered.

A preferred shareholder may under certain circumstances be required to comply directly with certain registration and other requirements under the foreign investment regulations. Under these regulations, the failure of a non-resident investor to report or register foreign exchange transactions relating to investments in Colombia with the Central Bank on a timely basis may prevent the investor from obtaining remittance rights, including for the payment of dividends, and constitute an exchange control violation and/or result in a fine.

Under Colombian law, foreign investors receive the same treatment as Colombian citizens with respect to the ownership and voting of our preferred securities. See “Item 3. Key information—D. Risk factors—Risks relating to our preferred shares.”

D.    Selling shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.     Share capital

Our by-laws, as amended by our shareholders in a meeting held on December 7, 2010, provide for an authorized share capital of 120,000,000,000 shares of par value of Ps 1.00 each, which may be common shares or shares with preferred dividend, liquidation preference and no voting rights. Our by-laws provide that all shares shall have the same par value. At March 29, 2011, we had 13,943,982,323 common shares outstanding, and no other classes of shares had been issued at that date.

B.     Memorandum and articles of association

The following is a summary of certain significant provisions of our by-laws, Colombian corporate law, the rules and regulations of the Superintendency of Finance and the Listing Rules of the Colombian Stock Exchange that pertain to our capital, management, periodical and occasional disclosures, as well as other corporate issues applicable to us. The description below includes the material provisions of our by-laws and Colombian corporate law. In Colombia, by-laws are the principal governing document of a corporation.

Our by-laws also provide for the conversion of common shares into preferred shares. A shareholders’ meeting must define, in each case, the procedure to be followed for such conversion and must determine, among other matters, the maximum number or percentage of shares that may be converted. The shareholders’ meeting may also authorize the Board of Directors or the President of our Company to approve the agreements, forms and other documents to be executed in order to give effect to a conversion.

Our shareholders’ meeting held on December 7, 2010, determined that outstanding common shares may be converted into preferred shares on a 1-to-1 basis. Conversion of common shares into preferred shares may only be made once a month, provided that, as required by Colombian law and in accordance with our by-laws, our preferred shares shall not exceed 50% of our subscribed capital.

Voting rights

Common shares

The holders of common shares are entitled to vote on the basis of one vote per share on any matter subject to approval at a general shareholders’ meeting. These general meetings may be ordinary meetings or extraordinary meetings. Ordinary general shareholders’ meetings occur twice a year, no later than the last business day of March and September, for the following purposes:

•	to consider the approval of our report for the preceding semester ending on June 30 or December 31, as applicable, including the financial statements for the above-mentioned term;

•	to review the report prepared by the external auditor for the preceding semester ending on June 30 or December 31;

•	to elect directors and the external auditor (on an annual basis);

•	to determine the compensation of the members of the board of directors and the external auditor (on an annual basis); and

•
to determine the dividend policy and the allocation of profits, if any, of the preceding semester ending on June 30 or December 31, respectively, as well as any retained earnings from previous semesters.

Pursuant to Law 964 of 2005, at least 25% of the members of our board of directors must be independent within the meaning of Colombian rules. A person who is an “independent director” is understood to mean a director who is not:

•
an employee or director of the issuer or any of its parent or subsidiary companies, including any person acting in such capacity during the year immediately preceding that in which they were appointed to the board, except in the case of an independent member of the board of directors being re-elected;

•
a shareholder, who either directly or by virtue of an agreement directs, guides or controls the majority of the entity’s voting rights or who determines the majority composition of the administrative, directing or controlling bodies of this same entity;

•
a partner or employee of any association or firm that provides advisory or consultancy services to the issuer or to companies belonging to the same economic group to which such issuer belongs, in the event that income obtained from such services represent for said association or firm at least twenty percent (20.0%) of its total operating income;

•
an employee or director of a foundation, association, partnership or corporation that receives significant donations from the issuer. The term “significant donations” is quantified as twenty percent (20.0%) or more of the total amount of donations received by the respective institution;

•	an administrator of any entity on whose board of directors a legal representative of the issuer participates; or

•
a board member who receives from the issuer any kind of remuneration other than fees as a member of the board of directors, member of the audit committee or any other committee established by the board of directors.

Pursuant to Decree 3923 of 2006, the election of independent directors must be in a ballot separate from the ballot to elect the rest of the directors, unless the reaching of the minimum number of independent directors required by law or by the by-laws is assured, or when there is only one list that includes the minimum number of independent directors required by law or by the by-laws.

Both elections are made under a proportional representation voting system named electoral quotient—“cociente electoral” (except for the elections unanimously approved by the general shareholders’ meeting). Under that system:

•	each holder of common shares is entitled at the first annual general shareholders’ meeting to nominate candidates for the election of directors;

•	each nomination of one or more directors by a shareholder constitutes a list for the purposes of the election;

•	each list of nominees must contain a hierarchy as to the order of preference for nominees in that list to be elected;

•
once all lists have been nominated, holders of common shares may cast one vote for each common share held in favor of a particular list of nominees. Votes may not be cast for particular nominees in a list; they may be cast only for the entire list;

•
the total number of votes cast in the election is divided by the number of directors to be elected. The resulting quotient is the quota of votes necessary to elect particular directors. For each time that the number of votes cast for a list of nominees is divisible by the quota of votes, one nominee from that list is elected, in the order of the hierarchy of that list; and

•
when no list has enough remaining votes to satisfy the quota of votes necessary to elect a director, any remaining board seat or seats are filled by electing the highest remaining nominee from the list with the highest number of remaining votes cast until all available seats have been filled.

Extraordinary general shareholders’ meetings may take place when duly called for a specified purpose or purposes, or, without prior notice, when holders representing all outstanding shares entitled to vote on the issues presented are present at the meeting. Extraordinary meetings of shareholders may be called by our board of directors, by our president or by our external auditor, directly or by request of a plural number of shareholders representing no less than 25.0% of the company’s capital. In addition, meetings may be called by the Superintendency of Finance, directly or by request of shareholders holding at least 15.0% of the shares outstanding. Notice of extraordinary meetings should be given at least five days in advance.

Quorum for both ordinary and extraordinary general shareholders’ meetings to be convened at first call requires the presence of two or more shareholders representing at least 50.0% plus one of the outstanding shares entitled to vote at the relevant meeting. If no quorum is present for a general shareholders’ meeting, a subsequent meeting may be called within 10 to 30 business days at which the presence of two or more shareholders entitled to vote at the relevant meeting constitutes quorum, regardless of the number of shares represented.

Notice of ordinary general meetings must be published in one newspaper of wide circulation, at least 15 business days prior to the proposed date of a general shareholders’ meeting. Notice of extraordinary general meetings, listing the matters to be addressed at such meetings, must be published in one newspaper of wide circulation, at least five calendar days prior to the proposed date of an extraordinary general shareholders’ meeting.

Except where Colombian law requires a supermajority, decisions made at a shareholders’ meeting must be approved by a majority of the shares present. Pursuant to Colombian law and/or our by-laws, special-majorities are required in the following cases:

•	the vote of at least 70.0% of the shares present and entitled to vote at a shareholders’ meeting is required to approve the issuance of common shares not subject to preemptive rights;

•
the Company must distribute (1) at least 50.0% of the semester’s net profits according to Article 155 of the Colombian Code of Commerce, or (2) at least 70.0% of the semester’s net profits if the total amount segregated in the legal, statutory and other reserves exceeds the Company’s outstanding capital, according to Article 454 of the Colombian Code of Commerce; however, the vote of at least 78.0% of the shares represented and entitled to vote may approve the distribution of a lower percentage of dividends;

•
The vote of at least 80.0% of the shares present and entitled to vote is required to approve the payment of dividends in shares; however, according to Law 222 of 1995, if a “situation of control” exists, whereby the decision-making power is subject to the will of a person or group of persons, a company may only pay dividends by issuing shares, to the shareholders that so accept;

•	unanimity is required to replace a vacancy on the board of directors without applying the electoral quotient system described above; and

•
the vote of 70.0% of the issued and outstanding common shares and 70.0% of the outstanding and issued preferred shares is required to approve any amendment that may impair the rights of the preferred shares.

The adoption by a shareholders’ meeting of certain corporate actions such as mergers, spin-offs and share conversions are also subject to authorization by the Superintendency of Finance.

Preferred shares

The holders of preferred shares are not entitled to receive notice of, attend to or vote at any general shareholders’ meeting of holders of common shares, except as described below.

The holders of preferred shares will be entitled to vote on the basis of one vote per share at any shareholders’ meeting, whenever a shareholder vote is required on the following matters:

•
in the event that amendments to our by-laws may impair the conditions or rights assigned to such preferred shares and when the conversion of such shares into common shares is to be approved. In both such cases, the vote of 70.0% of the outstanding and issued preferred shares is required; and

•
if at the end of any six-month period, our profits are not sufficient to pay the minimum dividend on the preferred shares and the Superintendency of Finance, by its own decision or upon request of holders of at least 10.0% of preferred shares, determines that benefits were concealed or shareholders were misled with regard to benefits thereby decreasing the profits to be distributed, the Superintendency of Finance may resolve that holders of preferred shares should participate with speaking and voting rights at the general shareholders’ meeting, in the terms established by law.

We must issue a notice of any meeting at which holders of preferred shares are entitled to vote, which notice must be published in a newspaper of wide circulation. Depending on the matters to be subjects of the shareholders meeting, notice to preferred shareholders must be delivered at least 15 business days or 5 calendar days before the meeting. Each notice must contain the following:

•	the date of the meeting;

•	a description of any resolution to be proposed for adoption at the meeting on which the holders of preferred shares are entitled to vote; and

•	instructions for the delivery of proxies.

Redemption

All Shareholders (whether holders of common or preferred shares) have, at their option, a redemption right in the following cases:

•
If, as a result of a merger, transformation or spin-off of the Company, (a) the stockholders must assume a higher level of liability (i.e. by transforming a corporation into a partnership), or (b) the economic rights of the shareholders are impaired. In these events, the shareholders that were not present at the meeting in which the decision was taken or voted against it, may exercise the redemption right.

Pursuant to Colombian Law (Article 12 of Law 222 of 1995), the economic rights of shareholders are deemed to be impaired if:

•	Their ownership percentage is reduced as a consequence of the merger, transformation or spin-off of the Company;

•	The equity value or the par value of the shares is reduced (in the latter case, only to the extent that the reduction of the par value implies a decrease in the Company’s stock capital); and

•	The negotiability of the shares is restricted or diminished.

•	If the Company decides to withdraw the listing of its shares from a stock exchange or its registration before the National Registry of Shares and Issuers (“Registro Nacional de Valores y Emisores”).

The exercise of this right is regulated by Articles 15 and 16 of Law 222 of 1995. According to Article 15, within five days following notice of the exercise of this right by a shareholder, the Company must offer to the other shareholders the shares owned by the exercising shareholder. Within the following 15 days, the other shareholders may acquire the shares on a pro rata basis. If all or a part of the shares are not acquired by the other shareholders, then the Company must reacquire them to the extent there are profits or reserves built up by the Company for those purposes. If neither the shareholders nor the Company acquires all of the shares owned by the exercising shareholder, then pursuant to Article 16 of Law 222 of 1995, such exercising shareholder is entitled to the reimbursement of the capital contributions made to the Company.

In both cases, the redemption price of the shares will be established by the agreement of seller and buyer. In the absence of such agreement, the redemption price will be determined by an expert appraiser. Notwithstanding the above, the by-laws may establish other methods for determining the redemption price to be paid in the foregoing circumstances. Our current by-laws do not contemplate such other methods.

Dividends

Common shares

Following the approval of the financial statements at a general shareholders’ meeting, shareholders may determine the allocation of distributable profits, if any, of the preceding semester by a resolution approved by the majority of the holders of common shares present at the ordinary general shareholders’ meeting, pursuant to the recommendation of the board of directors and management.

Under the Colombian Code of Commerce, a company must, after payment of income taxes and appropriation of legal reserves, and after off-setting losses from prior terms, distribute at least 50.0% of its net profits to all shareholders, payable in cash, or as determined by the shareholders, within a period of one year following the date on which the shareholders determine the dividends. If the total amount segregated in the legal, statutory and occasional reserves of a company exceeds its outstanding capital, this percentage is increased to 70.0%. The minimum common shares dividend requirement of 50.0% or 70.0%, as the case may be, may be waived by a favorable vote of the holders of 78.0% of a company’s common shares present at the meeting, in which case the shareholders may distribute any percentage of the net profits.

Under Colombian law and our by-laws, net profits obtained in each semester are to be allocated as follows:

•	first, an amount equivalent to 10.0% of net profits is segregated to build a legal reserve, until that reserve is equal to at least 50.0% of our paid-in capital;

•	second, payment of the minimum dividend on the preferred shares; and

•
third, allocation of the balance of the net profits is determined by the holders of a majority of the common shares entitled to vote on the recommendation of the board of directors and the President and may, subject to further reserves required by the by-laws, be distributed as dividends.

Under Colombian law, the dividends payable to the holders of common shares, for each common share, cannot exceed the dividends payable to holders of the preferred shares, for each preferred share. All common shares that are fully paid-in and outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Common shares that are only partially paid-in participate in a dividend or distribution in the same proportion as the shares have been paid in at the time of the dividend or distribution.

The general shareholders’ meeting may allocate a portion of the profits to, among others, welfare, education or civic services.

Preferred shares

Holders of preferred shares are entitled to receive a minimum dividend after deducting losses affecting the capital, and deducting any amounts set aside for legal reserve, but before creating or accruing for any other reserve and before any declared dividends are paid to holders of common shares. Dividends to holders of common shares must be approved by the shareholders. If no dividends are declared, no holder of Grupo Aval’s preferred or common shares will be entitled to payment. The minimum dividend will be equal to Ps 1.00 in each calendar semester, so long as this value is higher than the dividend paid to the holders of common shares. If the minimum preferred dividend is not equal or higher than the per share dividend on the common shares, the minimum dividend will be equal to the dividend paid to the holders of common shares, if any.

Payment of the preferred dividend shall be made at the time and in the manner established in the general shareholders’ meeting and with the priority indicated by Colombian law.

Grupo Aval is under a “situation of control” (whereby the decision-making power is subject to the will of a person or group of persons). As a result, the Company may only pay stock dividends to the shareholders that so accept it. Those shareholders that do not accept to receive a stock dividend, are entitled to receive their dividend in cash.

For additional information regarding dividends, see “—F. Dividends and paying agents—Dividend policy.”

General aspects involving dividends

The dividend periods may be different from the periods covered by the general balance sheet. In the general shareholders’ meeting, shareholders will determine such dividend periods, the effective date, and the method and the place for payment of dividends.

Dividends declared on the common shares and the preferred shares will be payable to the record holders of those shares, as they are recorded on our share registry, on the appropriate dates as determined in the general shareholders’ meeting. However, per Circular Externa 13 of 1998 issued by the former Superintendency of Securities (currently Superintendency of Finance), if a shareholder sells shares during the ten business days immediately preceding the payment date determined by the shareholders’ meeting, dividends corresponding to those shares belong to the seller. Such period is known as the “fecha ex-dividendo” (ex-dividend date).

Liquidation rights

We will be dissolved if certain events take place, including the following:

•	if our term of existence, as stated in our by-laws, set at May 24, 2044, expires without being extended by the shareholders prior to its expiration date;

•
if losses cause the decrease of our shareholders’ equity below 50% of the amount of outstanding share capital, unless one or more of the corrective measures described in the Colombian Code of Commerce are adopted by the shareholders within six-months;

•	by decision at the general shareholders’ meeting; and

•	in certain other events expressly provided by law and in the by-laws.

Upon dissolution, a liquidator must be appointed by a general meeting of the shareholders to wind up the affairs of our company.

Upon liquidation, and out of the surplus assets available for distribution to shareholders, holders of fully paid preferred shares are entitled to a preference in the reimbursement of their contribution (“aporte” as provided by article 63 of Law 222 of 1995) to Grupo Aval. This reimbursement, if any, is payable in pesos before any distribution or payment may be made to holders of common shares. If, upon any liquidation, assets that are available for distribution among the holders of preferred shares are insufficient to pay in full their respective liquidation preferences, such assets will be distributed among those holders pro rata.

Subject to the preferential liquidation rights of holders of preferred shares, and provided there are still sufficient assets remaining, all fully paid common shares will be entitled to participate in any distribution upon liquidation.

Partially paid common shares must participate in a distribution upon liquidation in the same proportion that those shares have been paid at the time of the distribution.

To the extent there are surplus assets available for distribution after full payment to the holders of preferred and common shares of their contribution to Grupo Aval, the surplus assets will be distributed among all holders of shares of share capital (common or preferred), pro rata, in accordance with their respective holdings of shares.

Preemptive rights and other anti-dilution provisions

Pursuant to the Colombian Code of Commerce, we are allowed to have an outstanding amount of share capital that is less than the authorized share capital set out in our by-laws. Under our by-laws, the holders of common shares determine the amount of authorized share capital, and our board of directors has the power to (1) order the issuance and regulate the terms of subscription of common shares up to the total amount of authorized share capital, and (2) regulate the issuance of preferred shares, when expressly delegated at the general shareholders’ meeting. The issuance of preferred shares must be approved by the general shareholders’ meeting, which shall determine the nature and extent of any rights, according to our by-laws and Colombian law.

At the time of incorporation of a Colombian company, its outstanding share capital must represent at least 50% of the authorized capital. Any increases in the authorized share capital or decreases in the outstanding share capital must be approved by the majority of shareholders required to approve a general amendment to the by-laws.

Colombian law requires that, whenever we issue new common shares, we must offer to the holders of common shares the right to subscribe a number of common shares sufficient to maintain their existing ownership percentage of the aggregate share capital. These rights are preemptive rights. On the other hand, holders of preferred shares are entitled to preemptive rights only on the specific situations that the shareholders’ meeting so decides. See “Item 3. Key information—D. Risk factors—Risks relating to our preferred shares.”

Common shareholders at a general shareholders’ meeting may waive preemptive rights with respect to a particular capital increase by the favorable vote of at least 70.0% of the shares represented at the meeting. Preemptive rights must be exercised within the period stated in the share placement terms of the increase, which cannot be less than 15 business days following the publication of the notice of the public offer of that capital increase. From the date of the notice of the share placement terms, preemptive rights may be transferred separately from the corresponding shares.

The Superintendency of Finance will authorize a decrease in the outstanding share capital approved by the holders of common shares only if:

•	we have no outstanding liabilities;

•	our creditors consent in writing; or

•	the outstanding share capital remaining after the reduction represents at least twice the amount of our liabilities.

Restrictions on purchases and sales of share capital by related parties

Pursuant to the Colombian Code of Commerce, the members of our board of directors and certain of our principal executive officers may not, directly or indirectly, buy or sell shares of our share capital while they hold their positions, unless they obtain the prior approval of the board of directors passed with the vote of two-thirds of its members (excluding, in the case of transactions by a director, such director’s vote). Furthermore, pursuant to Article 262 of the Colombian Code of Commerce, Grupo Aval’s subsidiaries are prohibited from owning (directly or indirectly) shares of Grupo Aval.

In addition, as our shares are publicly traded on the Colombian Stock Exchange, the transfer of the shares is subject to the tender offer rules.

Pursuant to Article 23 of Law 222 of 1995, the members of our board of directors and our legal representatives generally must perform their duties according to the principles of good faith, due diligence and loyalty. In particular, the directors and legal representatives must refrain from entering into any transaction (including any sale and purchase of shares) which may imply competition with the Company or a conflict of interests, unless they obtain the prior approval of the General Shareholders Meeting, which, in any case, shall only be granted if the respective transaction does not harm the Company’s interests.

Transfer and registration of shares

Grupo Aval’s common shares are, and its preferred shares will be, listed on the Colombian Stock Exchange. According to Colombian regulations, shares listed on a stock exchange must be sold and transferred only through such exchange, unless such shares were issued outside Colombia and are transferred outside Colombia, or unless the share purchase transaction amounts to a value that is lower than the regulatory threshold of 66,000 UVRs, as required by Article 6.15.1.1.2 of Decree 2555 of 2010. In addition, the following transactions are not required to be effected through the relevant stock exchange:

•	transfers between shareholders with the same beneficial owner;

•	transfers of shares owned by financial institutions that are being liquidated under the control and supervision of the Superintendency of Finance;

•	issuer repurchases;

•	transfers by the State; and

•	any other transactions as may be authorized by the Superintendency of Finance.

Under Colombian law, shares may be traded either in physical form or electronic form. Transfers of shares are subject to a registry system which differs depending on whether the shares are evidenced in electronic form or physical form. Transfers of shares evidenced by electronic certificates must first be registered with a securities central depositary through a stockbroker. The main purpose of the securities central depositary is to receive, safekeep and manage securities certificates issued by corporations in order to keep a record of the transactions undertaken over such securities, including transfers, pledges and withdrawals. Accordingly, they are not allowed to hold, invest or otherwise use the securities held under their custody.

Transfer of shares evidenced by electronic or physical certificates, as the case may be, must be registered on the company’s share ledger. Only those holders registered on the share ledger are recognized as shareholders. Registration requires endorsement of the certificates or a written instruction from the holder. In the case of electronic certificates, the securities central depositary notifies us regarding the transfer of shares after registering it in its system.

All of our shares are currently deposited with the securities central depositary (Deceval).

C.    Material contracts

On July 15, 2010, we entered into a stock purchase agreement with GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation (collectively, GE Capital), to acquire all of the outstanding shares of BAC Credomatic GECF Inc., a company incorporated under the laws of the British Virgin Islands, for U.S.$1.92 billion, subject to certain adjustments. BAC Credomatic is a Central American banking group. We completed the acquisition on December 9, 2010. See “Item 4. Information on the Company—B. Business overview—BAC Credomatic acquisition.”

To finance this acquisition, our subsidiary Banco de Bogotá entered into a 364-day U.S.$1.0 billion (Ps 1,799.9 billion) senior bridge loan facility with Citibank, N.A., acting through its international banking facility, HSBC Bank USA, National Association and J.P. Morgan Securities LLC, as joint lead arrangers. Borrowings under the facility will accrue interest at one-, two-, three or six-month LIBOR, at Banco de Bogotá’s election, plus (1) 100 bps until six months after December 1, 2010, (2) 125 bps from six months after

December 1, 2010 until nine months after December 1, 2010 and (3) 150 bps from nine months after December 1, 2010 until the 364th day after December 1, 2010 and our indirect subsidiary Leasing Bogotá, S.A. Panamá entered into two U.S.$135 million (Ps 243.0 billion), totaling U.S.$270 million (Ps 486.0 billion) five-year term loans, respectively, with Bancolombia S.A. and Bancolombia Miami Agency at 180-day LIBOR plus 3.125% on November 26, 2010.

On November 24, 2010 Grupo Aval and Adminegocios & Cia. S.C.A., an entity controlled by Mr. Sarmiento Angulo, our controlling shareholder, entered into an agreement whereby Grupo Aval assigned to Adminegocios & Cia. S.C.A its right to acquire up to 2,605,000 mandatorily convertible bonds issued by Banco de Bogotá (convertible into 5,542,553 shares of Banco de Bogotá shares). Under the put/call agreement, we have an option to purchase from Adminegocios & Cia. S.C.A., and they have the right to sell, 2,605,000 convertible bonds (or the underlying shares, if converted). In either case, the purchase price we will have to pay Adminegocios & Cia. S.C.A. is the subscription price paid by Adminegocios & Cia. S.C.A. at the time of acquiring the mandatorily convertible bonds issued by Banco de Bogotá, plus a premium of 6.5% per annum up to the date of acquisition. The options expire two years from December, 2, 2010, the date of first subscription of the mandatorily convertible bonds. The mandatorily convertible bonds were acquired by Adminegocios & Cia. S.C.A. in order to finance the BAC Credomatic acquisition.

As of the date of this registration statement, Grupo Aval directly owns 2,368,686,432 shares (or 30.7%) of the share capital of Banco Popular, while Rendifin S.A., Popular Securities S.A. and Inversiones Escorial S.A. (together, the Banco Popular Shareholders) own 4,872,610,306 (or 63.07%) of the share capital of Banco Popular. Mr. Sarmiento Angulo beneficially owns the Banco Popular Shareholders and has the long-term objective of consolidating ownership in Grupo Aval’s banks at the Grupo Aval level. On January 31, 2011 we entered into an agreement with Rendifin S.A. to acquire 43.5% of Banco Popular’s outstanding shares held by Rendifin S.A. in exchange for 2,073,115,004 of our preferred shares. In addition, in 2011, we expect to enter into agreements to acquire from other companies beneficially owned by Mr. Sarmiento Angulo up to 19.6% of Banco Popular’s outstanding shares and therefore increase our direct ownership in Banco Popular to 93.8%. See “Item 7. Major shareholders and related party transactions—B. Related party transactions—Other transactions with Mr. Sarmiento Angulo and his affiliates—Banco Popular—Banco Popular share ownership reorganization.”

D.   Exchange controls

Restrictions on foreign investment in Colombia

Colombia’s foreign investment statute regulates the manner in which non-residents are permitted to invest in Colombia and participate in the Colombian securities market. Among other requirements, Colombian law requires foreign investors to register certain foreign exchange transactions with the Central Bank and obtain authorization for certain types of investments. Certain foreign exchange transactions, including those between residents and non-residents, must be made through authorized foreign exchange market participants.

Non-residents are not permitted to directly hold portfolio investments in Colombia, but are able to do so through a registered foreign capital investment fund. Investors would only be allowed to transfer dividends abroad after the foreign investment registration procedure with the Colombian Central Bank has been completed. The failure of a non-resident investor to report or register foreign exchange transactions with the Central Bank relating to investments in Colombia on a timely basis may prevent the investor from remitting dividends, or an investigation that may result in a fine, may be commenced.

E.   Taxation

The following summary contains a description of certain Colombian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares. The summary is based upon the tax laws of Colombia and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Colombian tax considerations

For purposes of Colombian taxation, residence consists of the continuous presence in the country for more than six-months either within a fiscal year or consecutive fiscal years, or the presence, whether or not continuous, in the country for more than six months within a fiscal year. Colombians who maintain their immediate family or their principal place of business in Colombia are considered residents for tax purposes, even if they are not present in the country during the fiscal year. For purposes of Colombian taxation, a legal entity is a resident of Colombia if it is organized under the laws of Colombia.

Pursuant to the Colombian Fiscal Statute, resident individuals and Colombian entities are subject to Colombian taxes on income earned in Colombia and worldwide, while non-resident individuals and foreign entities are only taxed on their Colombian-source income.

Taxation of dividends

In Colombia, dividends received by foreign companies or other foreign entities, non-resident individuals and successors of non-residents are not subject to income taxes, insofar as the profits from which they are paid have been taxed at the corporate level (Articles 48, 49 and 245 of the Fiscal Statute). However, if those profits were not taxed at the corporate level, the amount paid as a dividend will be subject to a withholding tax at a rate of 33% (or whatever is the income tax rate at the moment of the accrual or payment of dividends), according to Article 245 of the Fiscal Statute.

Foreign companies, foreign investment funds, and individuals that are not Colombian residents are not required by law to file an income tax return in Colombia either when the dividends received by them have been subject to withholding taxes or when dividends are paid out of profits subject to income tax at the corporate level.

Taxation of sales of shares

Pursuant to Article 36-1 of the Fiscal Statute, gains derived by a non-resident of Colombia from the sale of stock are not subject to income, withholding, remittance or other taxes in Colombia when the stock is listed in the Colombian Stock Exchange and the transaction does not involve the sale of 10% or more of the company’s outstanding stock by the same beneficial owner in the same taxable year.

The sale of stock by foreign institutional capital investment funds is not subject to income tax at the fund level nor at the unitholder level pursuant to Article 18-1 of the Fiscal Statute.

Other Colombian taxes

At the date of this registration statement, there is no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States. There are no Colombian stamp, issue, registration, transfer or similar taxes or duties payable by holders of preferred shares.

According to Law 1430 of 2010, enacted on December 29, 2010, gains derived from the sale of derivatives that are considered securities under Colombian law are not subject to income, withholding, remittance or other taxes in Colombia when the underlying asset consists exclusively of shares that are listed on the Colombian Stock Exchange.

United States federal income taxation considerations for U.S. holders

In general

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our preferred shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire the shares. This discussion applies only to a U.S. Holder that holds our preferred shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers in securities or currencies or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding preferred shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the preferred shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ten percent or more of our voting stock; or

•	persons holding our preferred shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our preferred shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our preferred shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the preferred shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a beneficial owner of our preferred shares who is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our preferred shares in their particular circumstances.

Taxation of dividends

The preferred shares constitute equity of our company for U.S. federal income tax purposes. Therefore, subject to the passive foreign investment company, or PFIC, rules described below, distributions paid on our preferred shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 are subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. However, because our preferred shares are not tradable on an established securities market in the United States and there is no income tax treaty between Colombia and the United States, we do not expect to be a qualified foreign corporation for this purpose. Accordingly, dividends paid on our preferred shares will be taxed at ordinary income rates.

The amount of a dividend will include any amounts withheld by our company in respect of Colombian taxes. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income or on the date actually or constructively received by the U.S. Holder. The amount of any dividend income paid in pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the applicable date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the applicable date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations (including a minimum holding period requirement), some of which vary depending upon the U.S. Holder’s circumstances, Colombian income taxes withheld from dividends on preferred shares will be creditable against the U.S. Holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including the Colombian tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale or other disposition of preferred shares

Subject to the PFIC rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our preferred shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the preferred shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the preferred shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive foreign investment company rules

Based on proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and on management estimates, we do not expect to be a PFIC for our 2010 taxable year or in the foreseeable future. However, because the proposed Treasury regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC, however, is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25% interest), and the nature of our activities. In general, we will be a PFIC for any taxable year in which at least 75% of our gross income is passive income, or at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

If we are a PFIC for any taxable year during which a U.S. Holder held our preferred shares, any gain recognized by a U.S. Holder on a sale or other disposition of preferred shares would be allocated ratably over the U.S. Holder’s holding period for the preferred shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to all other taxable years would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to those taxable years. Further, any distribution in respect of preferred shares in excess of 125% of the average of the annual distributions on preferred shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above with respect to gains. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the preferred shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

A U.S. Holder will be required to file Internal Revenue Service Form 8621 if such U.S. Holder owns preferred shares in any year in which we are classified as a PFIC.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is an exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

F.    Dividends and paying agents

Dividend policy

The amount of dividends, if any, that we pay will be dependent, in large part, on the amount of dividends received from our subsidiaries. From 2005 to 2009, the amount of dividends that we have paid increased at a compound annual growth rate of 16.1%. During the nine-month period ended September, 2010, our subsidiaries declared Ps 250.1 billion in dividends payable to us, and we declared Ps 255.2 billion of dividends to our shareholders. Dividends are declared semi-annually in March and September of each year, and we do not declare dividends quarterly. Our subsidiaries declared Ps 475.7 billion in 2009 and Ps 438.5 billion in 2008 of dividends payable to us and we declared an aggregate of Ps 463.5 billion in 2009 and 418.3 billion in 2008 of dividends to our shareholders.

The following table presents the net profits of, and dividends declared by, each of our banks, Porvenir and Corficolombiana, and the amount of dividends received by us from each of them during the periods indicated.

	For the nine-month period ended September 30,
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Porvenir		Leasing de Occidente (1)		Total
	(in Ps billions, except percentages)
Ownership interest held by Grupo Aval	65.3%	65.3%	68.0%	73.2%	30.7%	30.7%	79.9%	79.8%	20.0%	20.0%	—	7.6%	—	—
Unconsolidated net profits	388.6	353.1	187.5	182.7	186.5	148.3	65.6	51.6	69.9	83.6	—	30.8	893.2	850.1
Dividends declared	190.1	185.8	90.4	77.7	83.4	61.7	31.0	26.5	70.7	68.1	—	21.9	465.6	441.7
Dividends contributed to Grupo Aval	124.2	121.4	61.4	56.9	25.6	18.9	24.7	21.2	14.1	13.6	—	1.7	250.1	233.7
Dividends declared by Grupo Aval	—	—	—	—	—	—	—	—	—	—	—	—	255.2	225.1

	For the year ended December 31,
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Porvenir		Leasing de Occidente (1)		Total
	(in Ps billions, except percentages)
Ownership interest held by Grupo Aval	65.3%	65.3%	73.2%	73.2%	30.7%	30.7%	79.9%	79.8%	20.0%	20.0%	7.6%	7.6%	—	—
Unconsolidated net profits	731	650	361	337	304	250	110	103	165	97	65	57	1,736	1,494
Dividends declared	373	357	159	155	131	89	56	52	146	92	22	50	887	796
Dividends contributed to Grupo Aval	244	233	116	114	40	27	45	42	29	18	2	4	476	439
Dividends declared by Grupo Aval	—	—	—	—	—	—	—	—	—	—	—	—	463	418

(1)	Banco de Occidente’s leasing subsidiary, Leasing de Occidente, was merged into Banco de Occidente in June 2010.

The allocation of our distributable profits, if any, is determined by our common shareholders following approval of our semiannual financial statements. Our general shareholders’ meetings generally occur in March and September, three months after the close of the semiannual period. As such, dividends declared in one year may relate to the results of the previous year.

In the past we have paid dividends on a monthly basis. We have not, however, adopted a specific dividend policy with respect to future dividends. The amount of any distributions will depend on many factors, such as the results of operations and financial condition of our company and our subsidiaries, their cash requirements, their prospects and other factors deemed relevant by our board of directors and shareholders.

Our company pays dividends based on the results shown in our semi-annual unconsolidated audited financial statements prepared under Colombian GAAP for companies other than financial institutions. See “Presentation of financial and other information—Financial statements.”

The principal differences between Colombian Banking GAAP and Colombian GAAP for companies other than financial institutions are the following:

•
Valuation of Investments in securities: Under Colombian GAAP, all investments in debt securities are accounted for at book value, as opposed to Colombian Banking GAAP, according to which, depending on how the securities are classified, investments may be accounted for at market value. Therefore, in our financial statements prepared under Colombian GAAP, investments in debt securities that at the bank’s level had been accounted for at market value, are re-expressed at book value.

•
Deferred assets: Under Colombian GAAP deferred assets are amortized in full on a yearly basis. Under Colombian Banking GAAP deferred assets can be amortized in periods longer than one year. Therefore, in our financial statements prepared under Colombian GAAP, the bank’s deferred assets are fully amortized each year.

In addition there are other differences related to the general provision for loans and inflation adjustments that do not have a material effect on our financial statements.

Net income as reported in our consolidated Colombian GAAP financial statements was larger than net income as reported in our consolidated Colombian Banking GAAP financial statements by Ps  23.7 billion (2.2%), Ps 12.6 billion (1.7%) and Ps 20.7 billion (3.3%) for the years ended December 31, 2009, 2008 and 2007, respectively. Net income as reported in our consolidated Colombian GAAP financial statements differed from net income as reported in our consolidated Colombian banking GAAP financial statements by Ps 137.1 billion (29.0%) and Ps 14.5 billion (21.0%) for the six-month periods ended June 30, 2010 and 2009, respectively. Consolidated Colombian GAAP financial statements are not available for the nine-month periods ended September 30, 2010 and 2009.

We expect that differences between Colombian GAAP and Colombian Banking GAAP will continue to occur in future periods.

The amount of dividends expected from our subsidiaries will also depend on the future share ownership in our subsidiaries.

Dividend history of Grupo Aval

The following table presents the annual cash dividends paid by Grupo Aval on each share during the periods indicated.

Dividends declared with respect to net income:	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2005	19.20	0.008
2006	22.80	0.010
2007	26.58	0.013
2008	30.00	0.013
2009	33.24	0.016
Nine-month period ended September 30:
2009	16.14	0.007
2010	18.30	0.010

Dividend history of our banking subsidiaries

The following tables set forth the annual cash dividends paid by each of our banks on each share during the periods indicated.

Banco de Bogotá

Dividends declared with respect to net income:	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2005	1,188.00	0.520
2006	1,284.00	0.574
2007	1,392.00	0.691
2008	1,500.00	0.669
2009	1,566.00	0.766
Nine-month period ended September 30:
2009	780.00	0.361
2010	798.00	0.443

Banco de Occidente

Dividends declared with respect to net income:	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2005	945.00	0.414
2006	990.00	0.442
2007	1,107.00	0.549
2008	1,134.00	0.505
2009	1,158.00	0.566
Nine-month period ended September 30:
2009	567.00	0.263
2010	603.00	0.335

Banco Popular

Dividends declared with respect to net income:	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2005	16.56	0.007
2006	14.64	0.007
2007	15.09	0.007
2008	11.52	0.005
2009	16.98	0.008
Nine-month period ended September 30:
2009	7.98	0.004
2010	10.80	0.006

Banco AV Villas

Dividends declared with respect to net income:	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2005	167.29	0.073
2006	32.25	0.014
2007	308.06	0.153
2008	233.08	0.104
2009	249.06	0.122
Nine-month period ended September 30:
2009	118.04	0.055
2010	137.81	0.077

Dividend history of Porvenir and Corficolombiana

The following tables presents the annual cash dividends paid by Porvenir and Corficolombiana during the periods indicated.

Porvenir

Dividends declared with respect to net income:	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2005	1,055.20	0.462
2006	948.00	0.423
2007	744.00	0.369
2008	771.00	0.344
2009	1,301.98	0.637
Nine-month period ended September 30:
2009	551.99	0.256
2010	450.00	0.250

Corficolombiana

Dividends declared with respect to net income:	Cash dividends per share	Cash dividends per share
	(Ps)	(U.S.$)
Year ended:
2005	738.21	0.323
2006	1,153.62	0.515
2007	1,103.40	0.548
2008	1,038.00	0.463
2009	1,332.00	0.652
Nine-month period ended September 30:
2009	642.00	0.297
2010	564.00	0.313

General aspects involving dividends

The dividend periods may be different from the periods covered by the general balance sheet. At the general shareholders’ meeting, shareholders will determine such dividend periods, the effective date, the system and the place for payment of dividends.

Dividends declared on the shares of common and preferred shares will be payable to the record holders of those shares, as they are recorded on our stock registry, on the appropriate record dates as determined at the general shareholders’ meeting. However, pursuant to External Circular 13 of 1998 issued by the former Superintendency of Securities (currently, the Superintendency of Finance), if a shareholder sells shares during the ten business days immediately preceding the payment date, dividends corresponding to those shares will be paid by us to the seller.

The vote of at least 80.0% of the shares present and entitled to vote is required to approve the payment of dividends in shares; however, according to Law 222 of 1995, if a “situation of control” exists, whereby the decision-making power is subject to the will of another person or group of persons, a company may only pay dividends by issuing shares, to the shareholders that so accept.

G.    Statement by experts

The consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, have been included in this registration statement on Form 20-F in reliance upon the report of KPMG Ltda., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm, as experts in accounting and auditing.

The consolidated financial statements of BAC Credomatic GECF Inc. and subsidiary as of December 31, 2009, and for the year then ended, have been included in this registration statement on Form 20-F in reliance upon the report of KPMG, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

H.    Documents on display

Upon the effectiveness of this registration statement, we will become subject to the information requirements of the Exchange Act, except that as a foreign issuer, we will not be subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act.  In accordance with these statutory requirements, we will file or furnish reports and other information with the SEC. which you may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I.     Subsidiary information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Risk management

The guiding principles of risk management at Grupo Aval and our banks have been the following:

•	Collective decision-making for commercial lending at the board level of each of our banks;

•	Extensive and in-depth market knowledge, the result of our market leadership and our experienced, stable and seasoned senior management;

•	Clear top-down directives with respect to:

•	Compliance with know-your-customer policies; and

•	Commercial loan credit structures based on the clear identification of sources of repayment and on the cash-flow generating capacity of the borrower;

•	Use of common credit analysis tools and loan pricing tool across all our banks;

•	Diversification of the commercial loan portfolio with respect to industries and economic groups;

•	Specialization in consumer product niches;

•	Extensive use of continuously updated rating and scoring models to ensure the growth of high credit quality consumer lending;

•	Use of our extensive market presence in the identification and implementation of best practices for operational risk management; and

•	Conservative policies in terms of:

•	the trading portfolio composition, with a bias towards instruments with lower volatility;

•	proprietary trading; and

•	the variable remuneration of trading personnel.

Credit risk

The credit-risk management process at all our banks takes into consideration the requirements of the Superintendency of Finance, the guidelines of Grupo Aval credit-risk management and the composition of each of the banks’ loan portfolio, which, in turn, is the result of the execution of each bank’s strategy.

Commercial lending

63.5% of our total loan portfolio is composed of commercial loans to corporate and small- and medium-sized enterprises. However, the level of commercial loans varies in each of our banks. At September 30, 2010, the proportion of commercial loans was 78.9%, 58.9%, 40.7% and 41.7% at Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, respectively.

The credit approval process for commercial loans at each of our banks follows the policies and lending authorities established by each bank. The highest lending authority at all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá, Banco Popular and Banco AV Villas or Comité de Crédito Dirección General at Banco de Occidente), which have lending limits that range between Ps 2.0 billion (approximately U.S.$1.1 million) at Banco AV Villas, and Ps 4.0 billion (approximately U.S.$2.2 million) at Banco de Bogotá and Banco de Occidente.

Following the approval of a transaction by the credit committee of any of our banks, information regarding the loan is sent to the Grupo Aval risk management committee if the loan would result in aggregate exposure to the borrower in excess of Ps 5.0 billion. For commercial loans, the credit approval process includes the presentation to the Grupo Aval risk management committee of all potential credit exposures per client that, across all of our banks, represent an exposure in excess of Ps 20.0 billion (approximately U.S.$10 million). This committee, which is composed of the vice presidents of credit of each of our banks and the risk management staff of Grupo Aval, meets on a weekly basis to discuss general developments in the industry and economy, risks and opportunities, and the structure of credit transactions, as well as to consult on and evaluate potential business opportunities. The committee consolidates requests for loans across all banks and evaluates our total exposure to potential borrowers. In each case, the committee evaluates the relevant bank’s application of its credit analysis policy and it may make recommendations with respect to the structure of the loan (such as guarantees, interest rates, commissions, covenants). The risk management committee will then submit the transaction to the Grupo Aval advisory board.

The Grupo Aval advisory board, which is composed of the presidents of our banks and the vice presidents of Grupo Aval, meets on a bimonthly basis to discuss the adoption of policies for risk management and how to accommodate clients with large credit needs, as well as to advise the banks with respect to defaults or other credit risk issues. The advisory board also evaluates transactions submitted to it by the Grupo Aval risk management committee for compliance with applicable policies and makes recommendations to the banks with respect to such loans. The boards of the banks make the ultimate decisions with respect to such loans.

In order to facilitate the analysis of commercial loans which meet the threshold and are thus reviewed by Grupo Aval, we have developed certain tools, including a standardized “proyecto de crédito,” a stand-alone document containing all of the information considered necessary for us to make a credit decision. We have also developed financial projection models and pricing models that assist us in analyzing potential loans and comparing the estimated return on a loan with that of a comparable risk-free instrument.

We seek to achieve a profitable, high-quality commercial loan portfolio and an efficient procedure for analyzing potential loans across our banks. To that end, we have established policies and procedures for the analysis and approval of potential commercial credit transactions that seek to focus lending on the following principles:

•
borrowers whose shareholders and management are, in our opinion of the highest integrity (taking into account not only an analysis of the borrower’s credit profile but also their reputation in the business community and other factors);

•	borrowers which participate in key industries;

•	borrowers which are leaders or major players in the industries in which they participate;

•	transaction structures, including covenants and guarantees, which provide adequate protection; and

•	pricing which compensates adequately for capital invested and the market and credit risks incurred.

In addition, we make loans to public sector entities. For purposes of evaluating the extension of credit to public sector entities, our banks follow three criteria: (1) the loan must be used to finance an investment that has been approved by local authorities; (2) a source of repayment must be clearly identified, such as tax revenues; and (3) the source of repayment so identified must be pledged to secure the loan.

Consumer lending

Consumer lending represented 26.8% of the total loan portfolio at September 30, 2010; however, the participation and specialization by product varies in each of our banks. At September 30, 2010, Banco Popular consumer lending represented 55.1% of the total loan portfolio and was concentrated on payroll deduction loans (libranzas), a product in which it is the leader in Colombia. At Banco AV Villas and Banco de Bogotá, consumer lending represented 42.2% and 16.8% of their total loan portfolio, respectively. At Banco de Occidente, 19.6% of the total loan portfolio consisted of consumer loans, with motor vehicle financing representing 7.4% of the total loan portfolio.

The credit approval process for consumer loans at each of our banks follows the policies and lending authorities established by each bank. The highest lending authority at all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá, Banco Popular and Banco AV Villas or Comité de Crédito Dirección General at Banco de Occidente), which have lending limits that range between Ps 2.0 billion (approximately U.S.$1.1 million) at Banco AV Villas, and Ps 4.0 billion (approximately U.S.$2.2 million) at Banco de Bogotá and Banco de Occidente.

For consumer banking, each bank has developed a business model designed to take into consideration the product offering. Banco Popular, for which payroll deduction loans represent 56.4%, has developed a business model which concentrates its analysis on the credit and operational risks of the payee (the employer) supported with statistical origination and behavior models. Banco AV Villas is the bank with the most diversified consumer loan portfolio. After being exclusively a mortgage lending institution until 2000, it has developed different niches in consumer lending. The fast growth of consumer lending with above average credit quality has been the result of the development of in-house statistical origination and behavior models and the development of a multiple view vintage analysis tool, which has allowed the sale of consumer loan products to the lower income population, which is a more profitable customer segment in which relatively few banks compete. Banco de Bogotá has successfully integrated Megabanco’s operations into its full-service consumer loan portfolio of credit cards, personal loans, automobile loans and overdrafts. Banco de Occidente has become a leader in motor vehicle financing by maintaining an independent motor vehicle financing unit which has developed its own statistical models and its own origination and collection strategies.

Mortgage lending

Mortgage lending represented 1.9% of the total loan portfolio at September 30, 2010, with Banco AV Villas being the only one of our banks with a significant participation. At Banco AV Villas mortgage lending represents 15.6% of its loan portfolio, a percentage that has decreased consistently since 2005 when it was 44.5%. Although the year-end balance of mortgage loans at Banco AV Villas has decreased consistently over the last five years, there have been new disbursals for approximately Ps 728 billion during this same period. In order to ensure an adequate mortgage loan portfolio quality, Banco AV Villas has developed statistical models for the origination and follow-up on new mortgage loans, which has resulted in a very low past due to total loan ratios for recently originated loans.

Financial leases

Financial leases represented 7.2% of the total loan portfolio at September 30, 2010 and corresponded to the financial leasing transactions processed through Banco de Bogotá’s and Banco de Occidente’s leasing divisions, Leasing Popular and Leasing Corficolombiana, a subsidiary of Corficolombiana which consolidates with Banco de Bogotá. All leasing subsidiaries have independent credit approval processes and their own credit policies, which in turn are closely supervised by their parent companies.

Microcredit lending

Microcredit loans represented 0.6% of the total loan portfolio at September 30, 2010.

Credit classification and provisioning

Our banks continually engage in the determination of risk factors associated with their credit related assets, through their duration, including restructurings. For such purposes, they have designed and adopted a unified System for Administration of Credit Risks, or SARC, in accordance with Superintendency of Finance guidelines. The SARC has integrated credit policies and procedures for the administration of credit risks, models of reference for the determination and calculation of anticipated losses, provisions for coverage of credit risks and internal control procedures.

Our banks are required to classify the loan portfolio in accordance with the rules of the Superintendency of Finance, which established the following loan classification categories: “AA,” “A,” “BB,” “B,” “CC” and “Default,” depending on the strength of the credit and, after the loan is disbursed, its past due status.

Each bank reviews outstanding loan portfolio components under the above-mentioned criteria and classifies individual loans under the risk-rating categories below on the basis of minimum objective criteria, such as balance sheet strength, profitability and cash generation capacity. The classification of new commercial loans is made on the basis of these objective criteria. The criteria are also evaluated on an ongoing basis, together with loan performance, in reviewing the classification of existing commercial loans.
Category	Approval	Commercial loan portfolio	Consumer loan portfolio
“AA”	New loans with risk rating at approval of “AA.”
Outstanding loans and financial leases with past due payments not exceeding 29 days (i.e., between 0 and 29 days past due). The debtor’s financial statements or its projected cash flows, as well as all other credit information available to the financial subsidiaries, reflect excellent paying capacity.
Loans whose risk rating is “AA” according to the methodology of the Consumer Reference Model, or MRCO, as established by the Superintendency of Finance.

“A”	New loans with risk rating at approval of “A.”
Outstanding loans and financial leases with delayed payments in excess of 30 days but not exceeding 59 days (i.e., between 30 and 59 days past due). The debtor’s financial statements or its projected cash flows, as well as all other credit information available to the financial subsidiaries, reflect appropriate paying capacity.
Loans whose risk rating is “A” according to the methodology of the MRCO as established by the Superintendency of Finance.

“BB”	New loans with risk rating at approval of “BB.”
Outstanding loan and financial leases past due more than 60 days but less than 90 days (i.e., between 60 and 89 days past due). Loans in this category are acceptably serviced and collateralized, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s ability to pay or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.
Loans whose risk rating is “BB” according to the methodology of the MRCO as established by the Superintendency of Finance.

“B”	New loans with risk rating at approval of “B.”	Outstanding loans and financial leases past due over 90 days but less than 120 days (i.e., between 90 and 119 days past due). The debtor shows insufficient paying capacity of its obligations.	Loans whose risk rating is “B” according to the methodology of the MRCO as established by the Superintendency of Finance.

Category	Approval	Commercial loan portfolio	Consumer loan portfolio
“CC”	New loans with risk rating at approval of “CC.”
Outstanding loans and financial leases past due more than 120 days but less than 150 days (i.e., between 120 and 149 days past due). Loans in this category represent grave insufficiencies in the debtors’ paying capacity or in the project’s cash flow, which may compromise the normal collection of the obligations.
Loans whose risk rating is “CC” according to the methodology of the MRCO as established by the Superintendency of Finance.

“Default”	—	Outstanding loans and financial leases past due for 150 days or more. This category is deemed uncollectible. These loans are considered in default.	Consumer loan portfolio past due over 90 days.

For new consumer loans, the banks use their internal statistical origination models to develop an initial classification category (“AA,” “A,” “BB,” “B” and “CC”). Once the loan is disbursed, the banks use formulas provided by the Superintendency of Finance, which incorporate payment performance of the borrower to calculate a score which in turn is used to determine the loan classification.

For financial leases the risk categories are established in the same manner as commercial or consumer loans.

For financial statement reporting purposes, the Superintendency requires that loans and leases be given a risk category on the scale of “A,” “B,” “C,” “D” and “E”. As a result, the risk classifications are aligned to the risk categories as follows.

Risk category	Risk classification
	Commercial	Consumer
“A	“AA”	“AA”
“A” - between 0 and 30 days past due
“B”	“A”	“A” – more than 30 days past due
	“BB”	“BB”
“C”	“B”	“B”
	“CC”	“CC”
“D”	“Default”	“Default” – all other past due loans not classified in “E”
“E”	“Default”	“Default” – past due loans with a Loss given default (LGD) of 100% (1)

(1)
LGD is defined as a percentage to reflect the credit loss incurred if an obligor defaults. LGD for debtors depends on the type of collateral and would suffer a gradual increase in the percentage of loss according to the amount of days elapsing after being classified in each category. For this purpose, 100% of the collateral value is considered to cover the principal amount.

For our mortgage and microcredit loan portfolios the risk categories in effect at September 30, 2010, based on past due status, are as follows.
Category	Microcredit	Mortgage
“A” Normal Risk	In compliance or up to date and up to 30 days past due	In compliance or up to 60 days past due
“B” Acceptable Risk	Past due between 31 and 60 days	Past due between 61 and 150 days
“C” Appreciable Risk	Past due between 61 and 90 days	Past due between 151 and 360 days
“D” Significant Risk	Past due between 91 and 120 days	Past due between 361 and 540 days
“E” Uncollectable	Past due over 120 days	Past due over 540 days

Loan loss provisions

Our banks follow the norms of the Superintendency of Finance for the establishment of loan loss provisions. There are separate rules for commercial loans and leases, consumer loans and mortgage loans.

For commercial loans and financial leases, the process is as follows:

•	Determination of the loan classification (“AA”, “A”, “BB”, “B”, “CC” or “Default”) based on the repayment capacity and payment record, among other considerations, of the borrower;

•
Determination of the probability of default from tables provided by the Superintendency of Finance which take into account the loan classification (“AA” through “Default”) and the size of the borrower in terms of assets (large, medium or small business);

•	Determining the loss given default based on the type of credit support (guarantees) and the past due status of the loan, using guides (tables) provided by the Superintendency of Finance; and

•	Based on the expected loss given default and the exposure at default, the amount of the loan provision for the individual loan is determined and booked.

For consumer loans, the process is as follows:

•
Determination of the loan classification (“AA”, “A”, “BB”, “B”, “CC” or “Default”) based on the score generated by the bank’s internal statistical origination model (for new loans) or on a score determined by a formula provided by the Superintendency of Finance, which incorporates the payment performance of the borrower;

•	Determining the probability of default from tables provided by the Superintendency of Finance which take into account the loan classification (“AA” through “Default”);

•	Determining the loss given default based on the type of credit support and past due status using tables provided by the Superintendency of Finance; and

•	Based on the expected loss given default and the exposure at default, the amount of the loan provision for the individual loan is determined and booked.

For microcredit and mortgage loans, the provision as a percentage of the principal is determined in accordance with the following table.

	Microcredit loans	Mortgage loans
Risk Category	Provision as % of principal	Provision as % of principal covered by guarantee	Provision as % of principal not covered by guarantee
“A”	0.0	1.0	1.0
“B”	1.0	3.2	100.0
“C”	20.0	10.0	100.0
“D”	50.0	20.0	100.0
“E”	100.0	30.0	100.0

Liquidity risk

As a holding company, Grupo Aval’s liquidity requirements are limited to dividends, debt service payments and operational expenses. Our liquidity is derived entirely from dividends from subsidiaries, which management believes is sufficient for these purposes. Grupo Aval is not required to maintain minimum liquidity positions. Subject to the capital requirements of each of our banks, there are no limitations on our banks’ ability to pay dividends to Grupo Aval.

Banks controlled by Grupo Aval are required to, and do, maintain adequate liquidity positions based on, the Superintendency of Finance’s liquidity parameters, as follows:

•
Until 2009, banks were required to determine liquidity gap, which is the difference between the expected cash flow disbursements from assets and the expected cash flow disbursements from liabilities, classified by time bracket, including in the calculation both on- and off-balance sheet assets and liabilities as well as contingent assets and liabilities. Cumulative liquidity gap is defined as the sum of liquidity gap for the current and the previous periods.

Banks were generally required to have a positive three-month cumulative liquidity gap and, if this measure was negative, its absolute value was accounted as “Liquidity Value at Risk.” No bank was allowed to have two consecutive evaluations of Liquidity Value at Risk which exceeded its “Net liquid assets” defined as net interbank loans, tradable debt securities that mature in more than three months, and available cash.

•
In 2009, a short-term liquidity index (Indicador de Riesgo de Liquidez), or IRL, that measures 7-, 15- and 30-day liquidity was established. This index is defined as the difference between adjusted liquid assets and net liquidity requirements. Assets are adjusted by market liquidity, exchange rate and reserve requirements. Net liquidity requirements are the difference between expected contractual asset and liability cash flows. Cash flows from past due loans are not included in this calculation.

Our banks have adequate liquidity, as shown in the following tables. Three-month cumulative liquidity gap values for our banks for year-end 2007 and 2008 are those reported to the Superintendency of Finance and reflect unconsolidated figures for each of our banks. The values for the nine-month period ended September 30, 2010 and the year ended December 31, 2009 are calculations based on the same methodology, and are presented for comparability purposes.

	Nine-month period ended September 30,	Year ended December 31,
Three-month cumulative liquidity position	2010	2009	2008	2007
	(in Ps billions)
Banco de Bogotá
Total assets and contingencies	8,068.7	8,732.5	7,503.0	6,204.5
Total liabilities, equity and contingencies	8,839.6	7,214.8	6,569.9	6,608.8
Liquidity gap	771.0	1,517.7	933.1	(404.3)
Net liquid assets (NLA)	1,042.8	2,017.0	623.5	1,068.5
Liquidity gap plus NLA	271.8	3,534.7	1,556.6	664.2
Banco de Occidente
Total assets and contingencies	4,177.0	3,997.6	4,125.5	4,041.6
Total liabilities, equity and contingencies	3,018.0	2,308.6	2,579.9	2,261.5
Liquidity gap	1,099.1	1,689.0	1,545.5	1,780.1
Net liquid assets (NLA)	1,946.0	2,138.8	2,212.2	886.5
Liquidity gap plus NLA	3,045.1	3,827.8	3,757.7	2,666.6

	Nine-month period ended September 30,	Year ended December 31,
Three-month cumulative liquidity position	2010	2009	2008	2007
	(in Ps billions)
Banco Popular
Total assets and contingencies	2,824.7	1,840.5	2,228.9	1,719.1
Total liabilities, equity and contingencies	1,244.5	1,415.8	2,040.3	1,618.3
Liquidity gap	1,580.2	424.7	188.6	100.8
Net liquid assets (NLA)	1,138.5	1,141.4	1,280.2	563.4
Liquidity gap plus NLA	2,718.8	1,566.1	1,468.8	664.2
Banco AV Villas
Total assets and contingencies	1,403.4	1,145.8	1,194.7	1,267.8
Total liabilities, equity and contingencies	2,161.0	1,592.1	907.0	585.1
Liquidity gap	757.5	(446.3)	287.7	682.7
Net liquid assets (NLA)	800.7	680.7	422.4	364.2
Liquidity gap plus NLA	43.1	234.4	710.1	1,046.9

The following tables show the short-term liquidity index at September 30, 2010 and December 31, 2009 (the year in which this index was introduced) for each of our banks.

	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas
	At September 30, 2010	At December 31, 2009	At September 30, 2010	At December 31, 2009	At September 30, 2010	At December 31, 2009	At September 30, 2010	At December 31, 2009
	(in Ps billions)
IRL – 7 days	2,516	4,400	2,055	3,109	2,509	2,048	979	601
IRL – 15 days	2,309	4,162	1,728	2,779	2,220	1,784	992	543
IRL – 30 days	1,724	3,666	1,332	2,552	1,658	1,345	889	392

Operational risk management

The policies with respect to operational risk at Grupo Aval and our banks are directed at complying with the norms established by the Superintendency of Finance (which, in turn, follow the Basel II Accord of 2004), and the U.S. Sarbanes-Oxley Act of 2002. These norms require that Colombian banks establish a system for the administration of operational risks, or SARO, which includes the identification, measurement, control and monitoring functions as well as a business continuity plan.

In order to comply with these norms, each of our banks established within its organizational structure an operational risk unit independent of the operational and control areas of each bank. The responsibilities of these units are the establishment and definition of policies and methodologies, and the procedures for communicating within each organization all information related to operational risk. In addition to the staff of each operational risk unit the banks have established the role of operational risk advisors, which are employees in key areas who, in addition to their functional responsibilities, are required to report events or situations which may result in operational losses. Additionally, each bank has an operational risk management committee composed of selected members of the board of directors, the internal auditor, external auditor and selected vice presidents, which meets on a quarterly basis to review operational risks policies and follow up on the execution of action plans.

At Grupo Aval, an operational risk management committee, composed of the heads of the operational risk units of each bank and staff of Grupo Aval risk management, was established. The principal activities of this committee, which meets on a semi-monthly basis, are as follows:

•	advisory in the engagement of external consultants for the identification of gaps with international standards and the development of work plans to close the gap;

•	coordinated analysis of norms and the impact in each of Grupo Aval banks;

•	identification and application of best practices;

•	identification and implementation of operational risk management tools;

•	unification of criteria in the search of business continuity tools;

•	economies of scale in the engagement of consultants and the acquisition of tools; and

•	coordination in the preparation of requests for proposals and the evaluation of proposals.

Market risk management

Grupo Aval does not manage market risk at a consolidated level. Rather each bank monitors its market risk. Grupo Aval on an unconsolidated basis does not have material market risk, however our banking subsidiaries have substantial market risk, primarily as a result of our banks’ lending, trading and investments businesses. The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, variations in stock price risk, and investment fund risk.

We are exposed to interest rate risk whenever there is a mismatch between interest rate sensitive assets and liabilities, subject to any hedging we have engaged in using interest rate swaps or other off-balance sheet derivative instruments. Interest rate risk arises in connection with both trading and non-trading activities.

We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies. We are exposed to variations in stock price risk in connection with investments in equity securities, including our merchant banking investments. We are exposed to fund risk primarily from investments in mutual funds.

We and our banks’ respective boards of directors, through their risk management committees, are responsible for establishing policies, procedures and limits with respect to market risk. These committees also monitor overall performance in light of the risks assumed. These policies and procedures describe the control framework used by us and each of our banks to identify, to measure and to manage market risk exposures inherent in our and their activities. The main purpose of these policies and procedures is to set limits on risk. All risk managers within Grupo Aval must ensure that each business activity is performed in accordance with the policies established by the relevant bank and also Grupo Aval. These policies and procedures are followed in market risk decision-making in all business units and activities. All of our banks comply with the requirements of SARM (Sistema de Administración de Riesgos de Mercado) of the Superintendency of Finance.

Each bank is responsible for setting market risk limits and monitoring market risk.

Risk management personnel at Grupo Aval and each of our banks are responsible for the following:

•	identification, measurement and management of the market risk exposures inherent in their businesses;

•	analyzing exposures under stress scenarios;

•	confirming compliance with applicable risk management policies, reporting violations of such policies, and proposing new policies;

•	designing of methodologies for valuing securities and financial instruments; and

•	reporting daily to senior management as to the levels of market risk associated with trading instruments.

Tools for measuring and managing market risk

Our banks hold trading and non-trading instruments. Trading instruments are recorded in our banks’ “treasury books,” and non-trading instruments are recorded in their “banking books.”

Trading instruments

Trading instruments include our proprietary positions in financial instruments held for sale and/or acquired to take advantage of current and/or expected differences between purchase and sale prices. The tables in this section include certain investments recorded under Colombian Banking GAAP in “Held to maturity” and recorded under U.S. GAAP in “Trading” and “Available for sale.” As a result of trading fixed income and floating rate securities, equity securities, investment funds and foreign exchange, we and our banks are exposed to interest rate, variations in stock prices, investment fund and foreign exchange rate risks, as well as volatility risk when derivatives are used. Our banks trade foreign exchange, fixed income instruments, floating rate securities, and basic derivative instruments (forwards, options, cross currency swaps and interest rates swaps).

Our banks use a value at risk calculation, or VaR, to measure their exposure to market risk in trading instruments. VaR is an estimate of the expected maximum loss in market value of a given portfolio over a time horizon at a specific confidence interval, subject to certain assumptions and limitations discussed below.

VaR models have inherent limitations, including the fact that they rely on historical data, which may not be indicative of future market conditions or trading patterns. As a result, VaR models could overestimate or underestimate the value at risk and should not be viewed as predictive of future results. Furthermore, our banks may incur losses materially in excess of the amounts indicated by the VaR models on a particular trading day or over a period of time. VaR does not calculate the greatest possible loss. In addition, VaR models are subject to the reasonable judgment of our bank’s risk management personnel.

Each bank’s board of directors, assets and liabilities committee, or ALCO, and risk management committee establishes the maximum VaR for each type of investment and for each type of risk using their own internal VaR models as well as the Superintendency of Finance methodology, or the regulatory VaR. Our banks use VaR estimates to alert senior management whenever the statistically estimated losses in the banks’ portfolios exceed pre-established levels. Limits on VaR are used to control exposure on a portfolio-by-portfolio basis.

In order to strictly control the trading portfolios, each entity has limits for every risk factor. To determine the limits, the impact of the variation (dollar value for 1 basis point or DV01) in each risk is taken into account. These risk limits are validated through stress testing based on historical extreme scenarios.

As described below, our banks measure interest rate risk, foreign exchange risk, variations in stock price risk and investment fund risk in accordance with VaR models. We use two types of approaches to measure VaR: (1) regulatory VaR methodology and (2) internal VaR models.

•
The regulatory VaR used in the calculation of the capital ratio (solvency ratio) follows the methodology established by the Superintendency of Finance. The Superintendency methodology is based on the Basel II model. The Superintendency of Finance has not made publicly available technical information on how it determines the volatilities used in this model, and only limited information is available. The volatilities used in the Superintendency of Finance’s model are of a magnitude similar to those observed in very high volatility or stress periods. These parameters are seldom changed by the Superintendency of Finance. See “—Regulatory VaR” below.

•
In addition, our banks use internal models to manage market risk. Parameters are set to adapt to the evolution of volatility of the risk factors over time using statistical methods to estimate them. Our banks generally give recent data more weight in calculations to reflect actual market conditions. The corporate governance bodies of our banks set limits based on this VaR measure in order to control the market risks. Parametric VaR and historical simulation methodologies are also used.

Regulatory VaR

The Regulatory VaR calculation is primarily used for the Superintendency of Finance’s solvency ratio calculations.

The Superintendency of Finance methodology is based on the Basel II model. This model applies only to the banks’ investment portfolio and excludes investments classified as “held to maturity” and any other non-trading positions include trading and “available for sale” portfolios. Total market risk is calculated on a daily basis by aggregating the VaR for each risk exposure category on a ten-day horizon using risk factors calculated in extreme market stress scenarios. VaR at month-end comprises part of the capital adequacy ratio calculation (as set forth in Decree 2555 of 2010). The Superintendency of Finance’s rules require our banks to calculate VaR for the following risk factors: interest rate risk, foreign exchange rate risk, variations in stock price risk, and fund risk; correlations between risk factors are not considered. The fluctuations in the portfolio’s VaR depend on sensitivity factors determined by the Superintendency of Finance, modified duration and changes in balances outstanding. The ten-day horizon is defined as the average time in which an entity could sell a trading position on the market.

The VaR calculation for each bank is the aggregate of the VaR of the bank and its subsidiaries. Trust companies (fiduciarias), our pension and severance fund manager, Porvenir, and our brokerage firm Casa de Bolsa, are not included in this calculation as the risk of their proprietary portfolios is not material to Grupo Aval.

Interest rate risk

Our banks’ exposure to interest rate risk in their trading portfolios primarily arises from investments in securities (floating and fixed rate) and derivative instruments. In accordance with the Superintendency of Finance rules, our banks calculate interest rate risk for positions in pesos, foreign currency and UVRs, separately. UVR is a Colombian inflation-adjusted monetary index calculated by the board of directors of the Central Bank and generally used for pricing home-mortgage loans. The interest rate risk model is designed to measure the risk of loss arising from changes in market interest rates. It includes the sum of the net short or long position in the whole trading book; a proportion of the matched positions in each time band (the “vertical disallowance”) and a proportion of the matched positions across different time bands (the “horizontal disallowance”). The interest rate sensitivity factors and vertical and horizontal disallowances are not updated frequently by the Superintendency of Finance because those are calculated based on extreme historical market situations.

The total interest rate exposure is calculated as the sum of the sensitivity for each band category.

Foreign exchange rate risk

Our banks use a sensitivity factor to calculate the probability of losses as a result of fluctuations in currencies in which our banks hold positions. Regulatory VaR is computed daily by multiplying the net position by the maximum probable variation in the price of such positions on a ten-day horizon, determined by the Superintendency of Finance as shown in the following table.

U.S. dollar	5.5%
Euro	6.0%
Other currencies	8.0%

Our banks’ exposure to foreign exchange rate risk arises primarily from changes to the U.S. dollar/peso exchange rate. Our banks use an approximation to estimate the risk in exchange rate-related option positions based on delta, gamma and vega sensitivities, which is included in foreign exchange risk.

The foreign exchange rate risk VaR calculation under the standard model of the Superintendency of Finance includes both the trading and non-trading book.

Equity price risk

In determining regulatory VaR variations in stock price risk, certain investments are excluded: (a) equity investments in financial institutions that are supervised by the Superintendency of Finance and (b) equity investments derived from corporate restructuring processes (under Law 550 of 1999) or received as in-kind payment for non-performing loans. In addition, as part of the solvency ratio calculation, equity investments in entities supervised by the Superintendency of Finance that do not consolidate are deducted from primary capital. Investments in entities that consolidate but are not supervised by Superintendency of Finance (non-financial investment) are included in VaR calculations.

Variations in stock price risk in Grupo Aval come primarily from Corficolombiana’s non-financial investment portfolio. This risk is factored into Banco de Bogotá variations in stock price risk VaR as it consolidates Corficolombiana and is excluded from Banco de Occidente’s and Banco Popular’s variations in stock price risk calculation.

The Superintendency of Finance’s methodology for determining VaR for variations in stock price risk outlined above results in the inclusion of Corficolombiana’s consolidated and non-consolidated equity investments in non-financial institutions. The Superintendency of Finance’s methodology does not exclude from the VaR calculation investments that are held on a long-term horizon from the VaR calculation. By their nature, we consider Corficolombiana’s consolidated equity investments and our investments that are held on a long-term horizon to have more limited variations in stock price risk on us. As such, the VaR for equity investments measured under the Superintendency of Finance’s methodology exceeds the VaR that would result from the exclusion of consolidated non-financial institutions or the inclusion of only equity investments held for trading.

Variations in stock price risk VaR is computed daily by multiplying the net position by the maximum probable variation in the price of such positions on a ten-day horizon, determined by the Superintendency of Finance as 14.7%. This coefficient is based on historic volatilities and is seldom adjusted.

Investment fund risk

Investment fund risk comes from temporary investment of cash in portfolios managed by trust companies.

Investment fund risk VaR is computed daily by multiplying the net position by the maximum probable variation in the price of such positions on a ten-day horizon, determined by the Superintendency of Finance as 14.7%.

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology for the nine-month period ended September 30, 2010 and for the years ended December 31, 2009 and December 31, 2008, for a ten-day horizon for each of our banks. The averages, minimums and maximums are determined based on end of the month calculations.

Banco de Bogotá

	Nine-month period ended September 30,				At December 31,
	2010				2009
	Period end	Average	Maximum	Minimum	Period end
	(in Ps billions)
Interest rate risk VaR	356,506	301,685	401,101	259,363	252,633
Foreign exchange rate risk VaR	5,743	3,985	6,051	929	4,488
Variations in stock price risk VaR	302,399	319,199	335,851	288,867	285,789
Fund risk VaR	2,118	1,929	2,286	1,577	1,543
Total market risk VaR	666,766	626,798	698,219	586,800	544,454

	Year ended December 31,				At December 31,
	2009				2008
	Period end	Average	Maximum	Minimum	Period end
	(in Ps billions)
Interest rate risk VaR	252,633	160,032	252,633	123,042	93,265
Foreign exchange rate risk VaR	4,488	5,152	10,563	1,228	4,370
Variations in stock price risk VaR	285,789	247,746	289,468	221,327	214,778
Fund risk VaR	1,543	2,025	2,810	1,543	2,068
Total market risk VaR	544,454	414,956	544,454	353,885	314,481

Banco de Occidente

	Nine-month period ended September 30,				At December 31,
	2010				2009
	Period end	Average	Maximum	Minimum	Period end
	(in Ps billions)
Interest rate risk VaR	78,471	85,563	91,569	78,471	90,636
Foreign exchange rate risk VaR	892	685	2,140	231	72
Variations in stock price risk VaR	730	778	803	730	828
Fund risk VaR	—	55	56	1	215
Total market risk VaR	80,093	87,064	92,772	80,093	91,751

	Year ended December 31,				At December 31,
	2009				2008
	Period end	Average	Maximum	Minimum	Period end
	(in Ps billions)
Interest rate risk VaR	90,636	62,286	90,636	34,593	38,314
Foreign exchange rate risk VaR	72	287	614	72	74
Variations in stock price risk VaR	828	880	1,031	780	880
Fund risk VaR	215	909	2,959	80	778
Total market risk VaR	91,751	64,362	93,802	36,499	40,045

Banco Popular

	Nine-month period ended September 30,				At December 31,
	2010				2009
	Period end	Average	Maximum	Minimum	Period end
	(in Ps billions)
Interest rate risk VaR	110,902	98,083	112,298	75,632	96,709
Foreign exchange rate risk VaR	1,530	1,588	1,779	1,145	1,677
Variations in stock price risk VaR	1,323	1,523	1,864	1,162	1,769
Fund risk VaR	601	412	601	266	550
Total market risk VaR	114,356	101,605	115,686	79,192	100,705

	Year ended December 31,				At December 31,
	2009				2008
	Period end	Average	Maximum	Minimum	Period end
	(in Ps billions)
Interest rate risk VaR	96,709	93,422	103,265	78,619	77,056
Foreign exchange rate risk VaR	1,677	1,213	1,677	575	789
Variations in stock price risk VaR	1,769	788	1,769	—	—
Fund risk VaR	550	368	975	154	159
Total market risk VaR	100,705	95,792	105,529	79,348	78,005

Banco AV Villas

	Nine-month period ended September 30,				At December 31
	2010				2009
	Period end	Average	Maximum	Minimum	Period end
	(in Ps billions)
Interest rate risk VaR	61,421	61,352	71,288	52,581	52,284
Foreign exchange rate risk VaR	120	130	142	117	151
Variations in stock price risk VaR	—	—	—	—	—
Fund risk VaR	2	14	2	1	128
Total market risk VaR	61,544	61,496	71,412	52,707	52,563

	Year ended December 31,				At December 31,
	2009				2008
	Period end	Average	Maximum	Minimum	Period end
	(in Ps billions)
Interest rate risk VaR	52,284	51,710	64,240	34,059	37,090
Foreign exchange rate risk VaR	151	79	151	38	20
Variations in stock price risk VaR	—	—	—	—	—
Fund risk VaR	128	2,115	6,091	—	—
Total market risk VaR	52,563	53,904	66,162	34,098	37,110

Internal models for VaR calculation

In addition to Regulatory VaR, our banks use internal models to measure VaR in order to determine and control their main risks under normal operating conditions. In particular, all of our banks use internal models to oversee the interest rate risk of their investment portfolio. Banco de Bogotá, Banco de Occidente and Banco Popular use internal models to measure VaR of their full investment portfolio on daily basis, while Banco AV Villas uses an internal model to measure VaR only for a government bond position.

We use methodologies such as Parametric VaR and historical simulation. The Parametric VaR, which is based on Riskmetrics Group, Inc.’s methodology, involves the identification of specific risks, such as interest and exchange rate risks that could affect the value of assets included in the trading book. The volatility of each factor, measured as a standard deviation, and the correlation with other factors are determined by using an exponentially weighted moving average, or EWMA, model. Once this is determined, the expected cash flow of each security included in the portfolio is determined. These cash flows are classified into categories for each risk identified and multiplied by the corresponding volatility to calculate the VaR per factor. The VaR for the various factors is then aggregated using a correlation matrix to identify the overall standard deviation of the bank’s treasury book. The VaR of the bank’s treasury book is determined based on the standard deviation subject to a confidence level of 99% and a one day horizon.

The historical simulation calculates daily VaR based on the historical behavior of the one day variations of prices in the market. This methodology does not assume any statistical distribution function for the earnings and loss of a portfolio. This simulation assumes that the market is stable during a period of time and infers the market’s future behavior based on historical data.

The following table shows the interest rate VaR calculation based on internal models for 2010, 2009 and 2008 on a ten-day horizon (using an adjustment factor applied to VaR on a one day horizon). The values presented for Banco AV Villas were calculated on Banco de Bogotá’s model and year-end and September numbers are provided for comparison purposes. Values for all other banks are based on their internal models. The averages, minimums and maximums are determined based on daily calculations.

Interest rate risk VaR (per internal models)

	Banco de Bogotá	Banco de Occidente	Banco Popular (1)	Banco AV Villas
	(in percentages)
2010
At September 30	96,142	36,489	28,078	13,202
Average	118,417	45,872	30,213	—
Maximum	191,851	74,311	47,968	—
Minimum	85,283	29,876	14,969	—
2009
As of December 31	123,233	55,582	41,375	22,574
Average	86,872	48,957	42,223	—
Maximum	151,314	70,450	63,416	—
Minimum	60,503	30,275	24,831	—
2008
As of December 31	63,817	52,847	32,039	19,537

(1)
Banco Popular’s internal VaR data reflects Banco Popular’s unconsolidated results. The regulatory VaR, however corresponds to consolidated figures. Banco Popular (unconsolidated) accounts for over 98% of the consolidated regulatory VaR at the end of year 2008 and 2009.

Considerations on equity price risk regulatory VaR

As stated above, variations in equity price risk measured based on the regulatory VaR methodology includes both equity investments held for trading and others held with a long-term horizon. In addition it does not discriminate between listed and unlisted equity investments or between those which consolidate and those which do not. It focuses on investments in non-financial institutions. VaR calculated under this methodology is higher than VaR calculated with a methodology that focuses on equities held for trading.

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments.

The following tables break down our investments subject to regulatory VaR by time since initial investment at September 30, 2010 and December 31, 2009 and 2008.

	At September 30,			At December 31,
	2010			2009			2008
	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio
Less than 18 months	103,953	15,281	5.1%	103,084	15,153	5.4%	5.0	1.0	—
18 - 36 months	—	—	—	318	47	—	219,291	32,236	15.4%
More than 36 months	1,943,170	285,646	94.9%	1,809,727	266,030	94.6%	1,205,262	177,173	84.6%
Total	2,047,123	300,927	100.0%	1,913,129	281,230	100.0%	1,424,557	209,410	100.0%
Non-trading instruments

Non-trading instruments consist primarily of loans and deposits. Our banks’ primary market risk exposure in their non-trading instruments is interest rate risk, which arises from the possibility of changes in market interest rates. Such changes in market interest rates affect our banks’ net interest income due to timing differences on the repricing of their assets and liabilities. Our banks are also affected by gaps in maturity dates and interest rates in the different asset and liability accounts. As part of their management of interest rate risk, our banks analyze the interest rate mismatches between their interest earning assets and their interest-bearing liabilities.

Superintendency of Finance rules require our banks to measure foreign exchange rate risk VaR not only for treasury book positions but also for all assets and liabilities denominated in foreign currencies. Our non-trading instruments are exposed to foreign exchange rate risk primarily from loans and deposits denominated in dollars. This foreign exchange rate risk is monitored under the VaR methodology described above.

Sensitivity of fair value is determined using either one of two methodologies: (1) determining the difference between the fair value and the net present value of the expected cash flows using a discount rate of 50 basis points and 100 basis points higher than that used for the original calculation; or (2) determine the sensitivity of the remaining cash flows (modified duration), multiplied by the fair value, multiplied by the increase in discount rate for each scenario (50 basis points and 100 basis points). Methodology 1 is in some cases more precise while methodology 2 is a good approximation for moderate variations in the discount rate.

Sensitivity of certain instruments is assumed to be zero because its fair value is equal to its book value as instruments with maturities of 90 days or less, or loans and borrowings from development banks.

Our sensitivity analysis methodology should be interpreted in light of the following limitations: (1) we have assumed a uniform interest rate change for assets and liabilities of varying maturities; and (2) we have assumed that the modified duration of variable rate assets and liabilities is the time remaining until the next interest reset date.

An increase in interest rates negatively affects the value of our banks’ assets and positively affects the value of our banks’ liabilities, as an increase in interest rates decreases the fair value of both assets and liabilities.

The following tables present our sensitivity analysis based on hypothetical changes of 50 and 100 basis point shifts in interest rates on the net present value of interest rate sensitive assets and liabilities for the periods indicated.

	September 30, 2010			December 31, 2009			December 31, 2008
Grupo Aval (aggregated) (1)	Fair value	+50 basis points	+100 basis points	Fair value	+50 basis points	+100 basis points	Fair value	+50 basis points	+100 basis points
	(in Ps millions)
Assets
Held-to-maturity securities	2,802,639	(24,728)	(49,388)	2,617,926	(20,382)	(40,659)	2,289,216	(21,478)	(42,851)
Loans	46,531,149	(301,959)	(597,885)	41,670,124	(232,026)	(462,862)	41,148,956	(307,584)	(510,318)
Short-term funds	3,811,592	—	—	2,159,262	—	—	1,396,476	—	—
Customer’s acceptances	39,996	—	—	40,879	—	—	63,783	—	—
Total interest rate sensitive assets	53,185,377	(326,687)	(647,273)	46,488,190	(252,408)	(503,522)	44,898,431	(329,062)	(563,169)
Liabilities
Checking accounts, saving deposits and other	35,200,951	—	—	33,341,389	—	—	29,132,360	—	—
Time deposits	15,984,364	(33,652)	(67,077)	16,302,653	(33,622)	(66,193)	16,203,949	(30,113)	(60,666)
Bank acceptances outstanding	40,242	—	—	41,632	—	—	64,927	—	—
Short-term funds	6,235,404	—	—	2,753,653	—	—	794,846	—	—
Borrowings from banks	4,207,900	(5,459)	(22,190)	3,904,926	(1,983)	(3,935)	5,074,618	(7,498)	(14,881)
Long-term debt	4,278,623	(44,148)	(88,090)	3,545,691	(51,407)	(97,452)	2,460,447	(24,730)	(51,655)
Total interest rate sensitive liabilities	65,947,484	(83,259)	(177,358)	59,889,943	(87,012)	(167,580)	53,731,146	(62,341)	(127,202)
Total net change	(12,762,107)	(243,428)	(469,915)	(13,401,752)	(165,396)	(335,942)	(8,832,715)	(266,721)	(435,967)

(1)	Grupo Aval aggregated reflects the sum of the fair values of each of our banking subsidiaries and of Grupo Aval.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt securities

Not applicable.

B.    Warrants and right

Not applicable.

C.    Other securities

Not applicable.

D.    American Depositary Shares

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.    Defaults

No matters to report.

B.    Arrears and delinquencies

No matters to report.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.  [RESERVED]

ITEM 16A.  Audit committee financial expert

Not applicable.

ITEM 16B.  Code of ethics

Not applicable.

ITEM 16C.  Principal Accountant Fees and Services

Not applicable.

ITEM 16D.  Exemptions from the listing standards for audit committees

Not applicable.

ITEM 16E.  Purchases of equity securities by the issuer and affiliated purchasers

Grupo Aval may repurchase its shares only with retained earnings. On the other hand, Colombian law prohibits the repurchase of shares of entities under the comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance. As such, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective financial subsidiaries, including Porvenir and Corficolombiana are not permitted to repurchase their shares or Grupo Aval’s shares.

ITEM 16F.  Change in registrant’s certifying accountant

Not applicable.

ITEM 16G.  Corporate governance

Not applicable.

PART III

ITEM 17.  Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18.  Financial statements

Financial Statements are filed as part of this registration statement, see page F-1.

ITEM 19.  Exhibits

1.1	English translation of by-laws of Grupo Aval Acciones y Valores S.A.*
4.1	Stock purchase agreement dated as of July 15, 2010 among GE Consumer Finance Central Holdings Corp., General Electric Capital Corporation and Grupo Aval Acciones y Valores S.A.*
4.2
Senior Bridge Loan Agreement  among Banco de Bogotá S.A., as Borrower, various financial institutions, as Lenders, and HSBC Bank USA, National Association, as Administrative Agent, Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC, as Joint Lead Arrangers, dated as of December 1, 2010.*

4.3	Loan Agreement between Bancolombia S.A. and Leasing Bogota S.A. – Panama, dated as of November 26, 2010.*
4.4	Loan Agreement between Bancolombia Miami Agency and Leasing Bogota S.A. – Panama, dated as of November 26, 2010.*
4.5	Agreement between Grupo Aval Acciones y Valores S.A. and Adminegocios & Cia. S.C.A. regarding mandatorily convertible bonds issued by Banco de Bogota, dated as of November 24, 2010.*
4.6	Escision Agreement between Grupo Grupo Aval Acciones y Valores S.A. and Rendifin S.A., dated as of January 31, 2011.*
8.1	List of subsidiaries.*
23.1	Consent of KPMG Ltda.
23.2	Consent of KPMG.

* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the new registration statement on its behalf.

Grupo Aval Acciones y Valores S.A.

By:	/s/ Luis Carlos Sarmiento Gutiérrez
	Name:	Luis Carlos Sarmiento Gutiérrez
	Title:	President

Date: March 30, 2011

INDEX TO FINANCIAL STATEMENTS

Page
Unaudited condensed consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries as of September 30, 2010 and December 31, 2009 and for the nine-month periods ended September 30, 2010 and 2009

Unaudited condensed consolidated balance sheets as of September 30, 2010 and December 31, 2009	F-3
Unaudited condensed consolidated statements of income for the nine-month periods ended September 30, 2010 and 2009	F-4
Unaudited condensed consolidated statements of shareholders’ equity for the nine-month periods ended September 30, 2010 and 2009	F-5
Unaudited condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2010 and 2009	F-6
Notes to the unaudited condensed consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries	F-7

Unaudited condensed consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries as of June 30, 2010 and December 31, 2009 and for the six-month periods ended June 30, 2010 and 2009

Unaudited condensed consolidated balance sheets as of June 30, 2010 and December 31, 2009	F-24
Unaudited condensed consolidated statements of income for the six-month periods ended June 30, 2010 and 2009	F-25
Unaudited condensed consolidated statements of shareholders’ equity for the six-month periods ended June 30, 2010 and 2009	F-26
Unaudited condensed consolidated statements of cash flows for the six-month periods ended June 30, 2010 and 2009	F-27
Notes to the unaudited condensed consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries	F-28

Audited consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries as of December 31, 2009 and 2008 and for the three years ended December 31, 2009, 2008 and 2007
Report of independent registered public accounting firm	F-70
Consolidated balance sheets as of December 31, 2009 and 2008	F-71
Consolidated statements of income for years ended December 31, 2009, 2008 and 2007	F-73
Consolidated statements of shareholders’ equity for years ended December 31, 2009, 2008 and 2007	F-75
Consolidated statements of cash flows for years ended December 31, 2009, 2008 and 2007	F-76
Notes to the consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries	F-78

Unaudited condensed consolidated financial statements of BAC Credomatic GECF Inc. and subsidiary as of June 30, 2010 and December 31, 2009 and for the six-month periods ended June 30, 2010 and June 30, 2009

Unaudited condensed consolidated balance sheets as of June 30, 2010 and December 31, 2009	F-178
Unaudited condensed consolidated statements of income for the six-month periods ended June 30, 2010 and 2009	F-179
Unaudited condensed consolidated statements of shareholders’ equity for the six-month period ended June 30, 2010	F-180
Unaudited condensed consolidated statements of cash flows for the six-month periods ended June 30, 2010 and 2009	F-181
Notes to the unaudited condensed consolidated financial statements of BAC Credomatic GECF and subsidiary	F- 182

GRUPO AVAL ACCIONES Y VALORES S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2010 and December 31, 2009

(Stated in millions of Colombian pesos and thousands of U.S. dollars)

		September 30,				December 31,
	Notes	2010(1) U.S. dollars		2010		2009
Assets
Cash and cash equivalents:
Cash and due from banks	3	US$	2,542,671	Ps.	4,576,529	Ps.	5,211,674
Interbank and overnight funds			2,117,681		3,811,592		2,159,261
Total cash and cash equivalents			4,660,352		8,388,121		7,370,935
Investment securities, net	4		10,183,780		18,329,684		16,587,295
Loans and financial leases, net	5		24,579,238		44,239,924		40,015,587
Other assets, net	6		4,492,628		8,086,237		7,019,297
Total assets			43,915,998		79,043,966		70,993,114
Liabilities
Deposits:
Checking accounts			5,694,913		10,250,217		11,140,473
Time deposits	7		8,821,789		15,878,250		16,144,217
Savings deposits			13,258,480		23,863,805		21,313,730
Other			427,931		770,229		750,070
Total deposits			28,203,113		50,762,501		49,348,490
Interbank borrowings and overnight funds	8		3,464,326		6,235,406		2,753,654
Long-term debt (bonds)	9		2,270,737		4,087,076		3,422,195
Other liabilities	10		5,215,573		9,387,458		7,346,518
Non-controlling interest			2,277,169		4,098,654		4,037,971
Total liabilities			41,430,918		74,571,095		66,908,828
Shareholders’ equity			2,485,080		4,472,871		4,084,286
Total liabilities and shareholders’ equity		US$	43,915,998	Ps.	79,043,966	Ps.	70,993,114
Memorandum accounts	11	US$	168,658,911	Ps.	303,567,488	Ps.	271,618,633

(1)	See note 2(b).

The accompanying notes form an integral part of these Unaudited Condensed Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the nine-month periods ended September 30, 2010 and 2009

(Stated in millions of Colombian pesos and thousands of U.S. dollars, except per share data)

		September 30,
	Note	2010(1) U.S. dollars		2010		2009
Interest income:
Interest on loans and financial leases		US$	2,024,672	Ps.	3,644,186	Ps.	4,548,897
Interest on investment securities			574,717		1,034,428		1,201,346
Interbank and overnight funds			46,141		83,049		123,147
Total interest income			2,645,530		4,761,663		5,873,390
Total interest expense on deposits			563,796		1,014,771		1,762,371
Total other interest expense on deposits			219,834		395,677		526,197
Total interest expense			783,630		1,410,448		2,288,568
Net interest income			1,861,900		3,351,215		3,584,822
Total provisions, net			342,337		616,168		668,201
Net interest income after provisions			1,519,563		2,735,047		2,916,621
Total other operating income, net			925,257		1,665,360		1,700,257
Total operating expenses			1,395,645		2,512,007		2,441,039
Total non-operating income (expense), net	12		76,421		137,549		95,768
Income before income tax expense and non-controlling interest			1,125,596		2,025,949		2,271,607
Income tax expense			344,892		620,768		617,868
Income before non-controlling interest			780,704		1,405,181		1,653,739
Non-controlling interest			391,720		705,053		860,606
Net income attributable to Grupo Aval shareholders		US$	388,984	Ps.	700,128	Ps.	793,133
Earnings per share		US$	0.0279	Ps.	50.2101	Ps.	56.9391
Weighted average number of common fully paid shares outstanding			13,943,980,671		13,943,980,671		13,929,520,520

(1)	See note 2(b).

The accompanying notes form an integral part of these Unaudited Condensed Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the nine-month periods ended September 30, 2010 and 2009

(Stated in millions of Colombian pesos and thousands of U.S. dollars, except for share information)

	Voting common shares					Retained earnings				Equity surplus:
	Millions of shares	Par value		Additional paid-in capital						Equity inflation adjustments		Unrealized gains/ (losses) on investments Available-for-sale		Reappraisal of assets		Shareholders’ equity
						Appropriated		Unappropriated
Balance at December 31, 2008	13,929	Ps.	13,929	Ps.	637,853	Ps.	878,530	Ps.	441,050	Ps.	746,727	Ps.	(90,272)	Ps.	581,915	Ps.	3,209,732
Net income	-		-		-		-		793,133		-		-		-		793,133
Transfer to appropriated retained earnings	-		-		-		676,659		(676,659)		-		-		-		-
Issuance of shares	15		15		9,561		-		-		-		-		-		9,576
Changes in equity surplus	-		-		-		-		-		(7,253)		152,610		89,932		235,289
Dividends declared	-		-		-		(214,180)		(225,056)		-		-		-		(439,236)
Contribution to employee benefit plans	-		-		-		(27)		-		-		-		-		(27)
Balance at September 30, 2009	13,944	Ps.	13,944	Ps.	647,414	Ps.	1,340,982	Ps.	332,468	Ps.	739,474	Ps.	62,338	Ps.	671,847	Ps.	3,808,467
Balance at December 31, 2009	13,944	Ps.	13,944	Ps.	647,414	Ps.	1,266,025	Ps.	679,686	Ps.	743,191	Ps.	18,346	Ps.	715,680	Ps.	4,084,286
Net income	-		-		-		-		700,128		-		-		-		700,128
Transfer to appropriated retained earnings	-		-		-		898,111		(898,111)		-		-		-		-
Changes in equity surplus	-		-		-		-		-		(6,983)		158,930		30,158		182,105
Dividends declared	-		-		-		(238,442)		(255,175)		-		-		-		(493,617)
Contribution to employee benefit plans	-		-		-		(31)		-		-		-		-		(31)
Balance at September 30, 2010	13,944	Ps.	13,944	Ps.	647,414	Ps.	1,925,663	Ps.	226,528	Ps.	736,208	Ps.	177,276	Ps.	745,838	Ps.	4,472,871
Balance at September 30, 2010(1) (U.S. dollars)		US$	7,747	US$	359,696	US$	1,069,878	US$	125,857	US$	409,029	US$	98,493	US$	414,380	US$	2,485,080

(1)	See Note 2(b).

The accompanying notes form an integral part of these Unaudited Condensed Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended September 30, 2010 and 2009

(Stated in millions of Colombian pesos and thousands of U.S. dollars)

	2010(1)		September 30,
	U.S. dollars		2010		2009
Net cash provided by (used in) operating activities	US$	1,580,642	Ps.	2,844,981	Ps.	1,052,974
Cash flows from investing activities:
Increase of loans and financial leases		(2,665,939)		(4,798,397)		(1,551,559)
Proceeds from sales of investments securities		1,100,938		1,981,567		717,858
Acquisition of property, plant and equipment		(184,965)		(332,917)		(316,138)
Acquisition of investment securities		(2,167,907)		(3,901,995)		(1,155,397)
Other cash used in investing activities		69,977		125,952		135,237
Net cash used in investing activities		(3,847,896)		(6,925,790)		(2,169,999)
Cash flows from financing activities:
Dividends paid		(197,029)		(354,630)		(431,163)
Increase of deposits		785,609		1,414,010		831,987
Increase in interbank borrowings and overnight funds		1,934,425		3,481,752		2,322,453
Increase (decrease) in borrowings from banks and others		195,835		352,481		(1,079,011)
Increase in long-term debt /bonds		369,401		664,881		340,388
Decrease in non-controlling interest		(255,849)		(460,499)		(474,820)
Issuance of common shares		-		-		9,576
Net cash provided by financing activities		2,832,392		5,097,995		1,519,410
Increase in cash and cash equivalents		565,138		1,017,186		402,385
Cash and cash equivalents at beginning of the nine-month periods		4,095,214		7,370,935		6,621,272
Cash and cash equivalents at end of the nine-month periods	US$	4,660,352	Ps.	8,388,121	Ps.	7,023,657
Supplemental disclosure of cash flow information:
Cash paid during the nine-month periods for:
Interest	US$	823,612	Ps.	1,482,410	Ps.	2,382,675
Income taxes	US$	478,682	Ps.	861,575	Ps.	717,023

(1) See note 2(b).

The accompanying notes form an integral part of these Unaudited Condensed Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

(1)	ORGANIZATION AND BACKGROUND

Grupo Aval Acciones y Valores S.A. (the “Company” or “Grupo Aval”) was incorporated under Colombian law on January 7, 1994 with a registered office and business address in Bogotá, Colombia. The main purpose of Grupo Aval’s consolidated banking subsidiaries (Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A.) is to carry out all transactions, acts and services inherent to the banking business according to applicable laws and regulations. Through its investments in Corporación Financiera Colombiana S.A. (“Corficolombiana”) and Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”), Grupo Aval is also present in the merchant banking and pension and severance fund administration businesses in Colombia.

The corporate purpose of Grupo Aval (parent company) includes the purchase and sale of stock, bonds and other securities issued by financial and other commercial entities.

In exercising its activities, and pursuant to its by-laws, Grupo Aval may (i) promote the creation of all types of companies related to its corporate purpose; (ii) represent individuals or legal entities that engage in activities that are similar to those mentioned above; (iii) take or grant loans with or without interest; (iv) create liens on its properties as collateral; (v) issue, endorse, acquire, accept, cancel, collect, contest or pay drafts, checks, promissory notes or any other securities, or deliver them in payment; (vi) acquire, divest, encumber, lease or manage all kinds of assets; (vii) subscribe or acquire all types of securities and sell or otherwise dispose of them; (viii) participate in companies that seek similar or complementary corporate purposes and freely divest its capital participations in all such companies, (ix) provide services in those areas related to the activities, experience and knowledge of the company; and (x) in general, enter into and execute all actions and agreements directly related to the above purposes in order to permit the exercise of its rights or compliance with its obligations.

Recent developments

May 24, 2010 – Banco de Bogotá S.A., through Public Deed 4608, acquired Leasing Bogotá S.A. The Superintendency of Finance (through Resolution 0933 dated May 4, 2010) declared no objection to the acquisition. As a result, Banco de Bogotá S.A. acquired all rights and obligations of Leasing de Bogotá S.A. The acquisition had no impact on Grupo Aval’s stake in Banco de Bogotá S.A.

June 11, 2010 – Banco de Occidente S.A., through Public Deed 1170, merged with Leasing de Occidente S.A. The Superintendency of Finance (through Resolution 0952 dated May 6, 2010) declared no objection to the merger. As a consequence, Banco de Occidente S.A. acquired all rights and obligations of Leasing de Occidente S.A. The merger had no impact on Grupo Aval’s total stake in Banco de Occidente S.A.

September 30, 2010 – Grupo Aval’s General Assembly approved interim financial statements as of June 30, 2010 and the proposed distribution of dividends of Ps. 3.05 per each of the 13,943,982,323 subscribed shares, per month for the six month period between October 2010 and March 2011 equivalent to Ps. 255,175,000,000, equivalent to USD$ 141.8 million. Grupo Aval’s banks had previously approved the following dividends, based on their results for the first half of 2010:

Bank	Date of approval	Dividend per share	# of shares	Equivalent amount in millions of Ps.
Banco de Bogotá	09/17/2010	Ps. 133/month for 6 months	238,229,762	Ps. 190,107
Banco de Occidente	08/26/2010	Ps. 100.5/month for 6 months	149,840,233	Ps. 90,354
Banco Popular	09/17/2010	Ps. 1.8/month for 6 months	7,725,326,503	Ps. 83,434
Banco AV Villas	09/10/2010	Ps. 137.81	224,731,283	Ps. 30,970

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

November 3, 2010 – Banco de Occidente S.A.’s senior and/or subordinated bond issuance program was registered in the National Securities Registry or “Registro Nacional de Valores y Emisores”, as part of an automatic process regulated by Decree 2555 of 2010 of the Superintendency of Finance.

November 10, 2010 – Grupo Aval’s Board of Directors approved Banco de Bogotá’s issuance of Ps. 2,500,000,000,000, equivalent to USD$ 1.39 billion, worth of convertible bonds, previously approved by Banco de Bogotá’s Board of Directors. Grupo Aval’s Board of Directors also authorized Grupo Aval Acciones y Valores S.A. to acquire convertible bonds in an amount up to Ps. 1,632,000,000,000, equivalent to USD$ 970 million. Furthermore, Grupo Aval’s Board of Directors authorized Grupo Aval Acciones y Valores S.A. to fund up to Ps. 1,205,000,000,000, equivalent to USD$ 670 million  with loans from related parties such as Adminegocios & Cia. S.C.A., Bienes y Comercio S.A., and Rendifín S.A. (in liquidation). After such approval and as of December 15, 2010, the following loans had been granted to Grupo Aval:

Entity	Date	Amount in Ps.	Equivalent in USD$ millions	Rate	Maturity
Rendifin (in liquidation)	November 16, 2010	Ps. 766,106,010,000	$ 426	DTF + 3.0% T.A.	5 years
	December 2, 2010	Ps. 219,000,000,000	$ 122	DTF + 3.0% T.A.	5 years
Bienes y Comercio S.A.	December 1, 2010	Ps. 25,000,000,000	$ 4	DTF + 3.0% T.A.	5 years
	December 2, 2010	Ps. 93,000,000,000	$ 52	DTF + 3.0% T.A.	5 years
Adminegocios & Cia. S.C.A	December 1, 2010	Ps. 9,000,000,000	$ 5	DTF + 3.0% T.A.	5 years
Total		Ps. 1,112,106,010,000	$ 618

November 16, 2010 – Grupo Aval’s General Assembly granted, in an extraordinary session, full legal power to Grupo Aval Acciones y Valores S.A.’s legal representative to (i) assign to Adminegocios & Cia. S.C.A. up to 25% of its preemptive right in Banco de Bogotá’s issuance of Ps. 2,500,000,000,000 worth of convertible bonds, equivalent to USD$ 1.39 billion; and (ii) agree with Adminegocios & Cia. S.C.A. on the terms of such cession, within which Grupo Aval Acciones y Valores S.A. shall have the right to acquire the convertible bonds, or converted shares, purchased by Adminegocios & Cia. S.C.A.

November 17, 2010 – The Superintendency of Finance approved, through Resolution 2231, the registration of the Ps. 2,500,000,000,000 worth of convertible bonds of Banco de Bogotá or “BOCEAS Emisión 2010”, equivalent to USD $1.39 billion, in the National Securities Registry or “Registro Nacional de Valores y Emisores” and their Public Offer.

November 25, 2010 – Banco de Occidente issued ordinary and subordinated bonds worth Ps. 359,550, equivalent to USD$ 200 million. The maturity of the bonds is between 3 and 5 years, and the rates range from CPI + 2.72% to CPI + 3.15%.

December 1, 2010 – Banco de Bogotá signed a bridge loan agreement for up to USD 1 billion with foreign financial institutions as part of the funding process of the acquisition of BAC Credomatic GEFC Inc. The bridge loan has a maturity of 364 days and an interest rate with a range of  Libor + 1.0% and Libor + 1.50%.

December 2, 2010 – Grupo Aval purchased 13,726,421 convertible bonds of Banco de Bogotá worth Ps. 1,374,083,374,205, equivalent to USD$ 763 million. Furthermore, Grupo Aval assigned Adminegocios & Cia. S.C.A. its preemptive right for 2,605,000 convertible bonds of Banco de Bogotá.

December 3, 2010 – The Superintendency of Finance approved Banco de Bogotá’s capitalization in Leasing Bogotá S.A. Panamá for Ps. 3,000,090,000,000, equivalent to USD$ 1.67 billion, with the intention of providing it with sufficient funds to acquire the shares of BAC Credomatic GEFC Inc.

December 7, 2010 –Grupo Aval’s General Assembly approved: (i) the creation of non-voting preferred shares; (ii) guidelines for the conversion of common shares into non-voting preferred shares; (iii) registration of non-voting preferred shares with the Superintendency of Finance of Colombia and the Colombian Stock Exchange; (iv) a mandate to the management to finalize its assessment of the opportunity to issue securities outside of Colombia; (v) certain amendments to the Audit Committee; (vi) the re-organization of certain principals and alternates of the Board of Directors, without adding or removing incumbents; and (vii) a donation by Grupo Aval’s banks of  Ps. 15,000,000,000, equivalent to USD$ 8.3 million, to aid the victims of winter-related floods.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

December 9, 2010 – On December 9, 2010, all closing conditions for the acquisition of BAC Credomatic GECF Inc. by Leasing de Bogotá S.A. Panamá were met, including payment of the acquisition price, adjusted as follows: USD$1.9 billion plus USD $2.0 million of pre-closing dividends, minus withholding of USD$13.9 million for Panamanian income tax on the acquisition.

December 10, 2010: Banco Popular acquired 100.0% of the shares of Leasing Popular CF S.A., thereby absorbing such entity.

December 14, 2010: Banco de Bogotá S.A. reported a subscription of Ps. 2,284,607,600, equivalent to USD$ 1.2 billion, worth of mandatorily convertible bonds. The mandatorily convertible bonds will be converted into shares after one year (however, bondholders may ask for early conversion after two months). Interest rate on the bonds is of 3.0% A.E.R.

December 30, 2010: Corficolombiana S.A.’s Board of Directors, based on Circular Externa No. 050 of 2010 of the Superintendency of Finance, approved the reclassification of two of its equity investments from “trading” to “available for sale”: Promigas S.A. ESP and Empresa de Energía de Bogotá S.A. ESP.

January 6, 2011: Grupo Aval’s amendment to its bylaws, previously approved by its Stockholders Meeting on December 7, 2010, was formalized through a Public Deed.  The amendments mainly refer to the possibility of (i) the Company issuing preferred non-voting shares, and (ii)  converting common shares into preferred non-voting shares up to the limit allowed by law. Per applicable Colombian regulations, the amendment related to the conversion of shares required the authorization of the Superintendency of Finance, which was granted through Resolution 2443 of December 23, 2010.

January 7, 2011: Grupo Aval’s Stockholders’ Meeting authorized management to execute an agreement with Rendifin S.A. (In liquidation), Popular Securities S.A., and Inversiones Escorial S.A., by which Grupo Aval would acquire 63.07% of Banco de Popular’s shares (owned by the three above- mentioned companies). The acquisition of such shares may be achieved through a merger and/or “escisión” (as defined under Colombian law) by which Grupo Aval would absorb the above mentioned companies (or receive the Banco Popular shares they own and certain liabilities related to the acquisition of the Banco Popular shares) and as a consequence would issue preferred shares in favor of the shareholders of those companies. The ratio between Grupo Aval’s shares and Banco Popular’s shares was defined as 1.62 shares of Banco Popular per 1 (one) preferred share of Grupo Aval, ratio for which a fairness opinion from Rothschild was obtained. If the companies to be absorbed carry liabilities in their balance sheet (or if the “escisión” involves transfer of liabilities to Grupo Aval), Grupo Aval would assume such liabilities and would take them into account when determining the final number of preferred shares to be issued.

(2)	BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES

a)	Basis of presentation

Grupo Aval has prepared these financial statements in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles in Colombia, or “Colombian GAAP” and, together with such regulations, “Colombian Banking GAAP”.

The financial statements of foreign subsidiaries have been adjusted in order to adopt uniform accounting policies as required by Colombian Banking GAAP.

The results of interim periods are not necessarily indicative of results for the entire year. These unaudited, condensed consolidated financial statements should be read in conjunction with Grupo Aval’s audited financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008, and 2007 (the “audited annual consolidated financial statements”) and Grupo Aval’s unaudited condensed consolidated financial statements as of June 30, 2010 and 2009 and for the six-month period ended June 30, 2010.

b)	Convenience translation to U.S. dollars

Grupo Aval and its banking subsidiaries maintain their accounting records and prepare their unaudited condensed consolidated financial statements in Colombian pesos.  The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, dividing the peso amounts by the exchange rate of Ps. 1,799.89 per US$1.00, which is the market exchange rate at September 30, 2010, as calculated by the Superintendency of Finance. The use of this methodology in translating Colombian pesos to U.S. dollars is referred to as the “U.S. dollar translation methodology” and should not be construed as a representation that the Colombian peso amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate.

c)	Changes in accounting policies during reporting period

Bankers’ acceptances, spot transactions and derivatives

Derivatives

Before January 1, 2010, derivatives were recorded at fair value, on a net basis. After January 1, 2010, derivatives were no longer netted, and therefore, are presented prospectively on a gross basis.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

(3)	CASH AND DUE FROM BANKS

The balances of cash and due from banks as of September 30, 2010 and December 31, 2009 consisted of the following:

	September 30, 2010		December 31, 2009
Colombian peso-denominated:
Cash	Ps.	1,552,643	Ps.	1,667,674
Due from the Colombian Central Bank		2,395,678		2,950,957
Due from domestic banks		153,647		188,738
Remittances of domestic negotiated checks in transit		6,767		53,063
Allowance for cash and due from banks		(2,435)		(3,755)
Total peso-denominated		4,106,300		4,856,677
Foreign currency-denominated:
Cash		1,707		18,334
Due from the Colombian Central Bank		13,379		564
Due from foreign banks		450,384		324,046
Remittances of foreign negotiated checks in transit		2,406		9,082
Foreign correspondents		2,353		2,971
Total foreign currency-denominated		470,229		354,997
Total cash and due from banks	Ps.	4.576,529	Ps.	5,211,674

(4)	INVESTMENT SECURITIES

Investments in trading securities as of September 30, 2010 and December 31, 2009 consisted of the following:

	September 30, 2010		December 31, 2009
Trading-debt securities
Colombian peso-denominated:
Colombian government	Ps.	2,944,825	Ps.	3,913,327
Colombian government entities		47,844		64,650
Financial institutions		178,587		248,098
Corporate bonds		127,086		201,257
Total Colombian-peso denominated		3,298,342		4,427,332
Foreign currency-denominated:
Colombian government		152,118		116,705
Foreign governments		231,318		53,465
Colombian government entities		17,037		140,888
Financial institutions		65,482		25,699
Corporate bonds		89,225		154,890
Total foreign currency-denominated		555,180		491,647
Total trading-debt securities	Ps.	3,853,522	Ps.	4,918,979

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

	September 30, 2010		December 31, 2009
Trading - equity securities
Colombian peso-denominated:
Tablemac (1)	Ps.	-	Ps.	17,963
Empresa de Energía de Bogotá		470,835		382,173
Sociedad de Inversiones en Energía (2)		209,172		-
Investment Funds		114,855		165,716
Mandatory Investment Funds		290,161		237,307
Other		1,752		1,116
Total Colombian peso-denominated		1,086,775		804,275
Foreign currency-denominated:
Investment Funds		35		145
Total trading-equity securities	Ps.	1,086,810	Ps.	804,420

(1)	Grupo Aval sold its investment in Tablemac during first half 2010 and incurred a loss of Ps. 235.7 in such transaction.

(2)
On February 11, 2010 and as a result of an increase in the liquidity level, Corficolombiana’s investment in Sociedad de Inversiones de Energía S.A. was reclassified from Available-for-sale to a trading equity security. As a result, Corficolombiana realized an income of Ps 196,459, amount that before the reclassification was held as an equity account. This reclassification was done in accordance to External Circular 100 of 1995, Chapter 1, numeral 4.2.

Available-for-sale debt securities as of September 30, 2010 and December 31, 2009 consisted of the following:

	September 30, 2010		December 31, 2009
Available-for-sale debt securities
Colombian peso-denominated:
Colombian government	Ps.	7,747,762	Ps.	4,871,889
Colombian government entities		43,117		-
Financial institutions		108,344		112,036
Other		302,244		359,954
Total peso-denominated		8,201,467		5,343,879
Foreign currency-denominated:
Colombian government		468,109		698,278
Colombian government entities		181,389		203,410
Foreign government		117,701		117,134
Financial institutions		98,625		86,711
Other		316,333		293,565
Total foreign currency-denominated		1,182,157		1,399,098
Total Available-for-sale debt securities	Ps.	9,383,624	Ps.	6,742,977

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

Available-for-sale equity securities as of September 30, 2010 and December 31, 2009 consisted of the following:

	Ownership % as of September 30, 2010	September 30, 2010		Ownership % as of December 31, 2009	December 31, 2009
Available-for-sale equity securities
ACH Colombia S.A.	33.87%	Ps.	2,380	23.90%	Ps.	1,819
Aerocali S.A.	33.33%		2,474	33.33%		2,474
Bolsa de Valores de Colombia S.A. (“BVC”)	6.45%		25,851	3.40%		18,527
Consesionaria Tibitó S.A.	33.33%		9,823	33.33%		9,823
Consesionaria Ruta del Sol S.A.	33.00%		15,416	33.00%		8,580
Depósito Centralizado de Valores de Colombia “DECEVAL”	8.04%		2,843	8.04%		2,843
Gas Natural S.A.	1.68%		53,481	1.68%		53,481
Jardín Plaza S.A.	17.76%		10,031	17.76%		10,031
Mineros S.A.	6.98%		126,100	6.98%		101,977
Proenergía Internacional S.A.	14.39%		78,131	14.39%		78,131
Promigás S.A. (1)	14.39%		659,333	14.39%		663,485
Promisión Celular S.A. (“PROMICEL”)	16.64%		4,804	16.64%		4,804
Redeban Redmulticolor S.A.	20.21%		4,552	20.21%		4,334
Sociedad de Inversiones de Energía S.A.	-		-	7.80%		18,985
Sociedad Transportadora de Gas de Occidente S.A.	2.80%		10,732	2.80%		11,922
Sociedad Transportadora del Oriente S.A.	20.00%		10,278	20.00%		10,278
Textiles del Espinal S.A.	8.56%		2,399	8.56%		2,399
Titularizadora Colombiana S.A.	9.96%		8,252	9.96%		8,007
Visa Inc	0.01%		21,353	0.00%		50,589
Other			5,355			36,313
Total available-for-sale equity securities		Ps.	1,053,588		Ps.	1,098,802

(1)
In March 2010, Corficolombiana’s investment in Promigás was reclassified as a trading equity security due to an increase in its liquidity level. Because of this reclassification, Corficolombiana realized income of Ps. 11,339, an amount that before the reclassification was held as an equity account. In May 2010, Promigás was reclassified again as an available-for-sale security, due to a decrease in its liquidity level. This reclassification did not have an impact in the consolidated statement of income. This reclassification was done in accordance to External Circular 100 of 1995, Chapter 1, numeral 4.2.

Dividends received from equity investments amounted to Ps. 45,423 and Ps. 68,483 for the nine-month periods ended September 30, 2010 and 2009.

Grupo Aval sold Ps. 1,959,024 of available-for-sale investment securities during the nine-months period ended September 30, 2010. This operation generated profits of Ps. 22,543.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

Investment in Held-to-maturity debt securities, as of September 30, 2010 and December 31, 2009, consisted of the following:

	September 30, 2010		December 31, 2009
Held-to-maturity debt securities
Colombian peso- denominated:
Colombian government	Ps.	807,313	Ps.	798,881
Colombian government entities		2,017,710		1,830,637
Financial institutions		10,501		15,159
Corporate bonds		47,189		47,451
Total peso-denominated		2,882,713		2,692,128
Foreign currency-denominated:
Colombian government entities (1)	Ps.	97,994	Ps.	264,673
Foreign government		29,395		33,915
Financial institutions		8,183		19,742
Other		20,206		24,560
Total foreign currency-denominated		155,778		342,890
Total Held-to-maturity debt securities	Ps.	3,038,491	Ps.	3,035,018

(1)	Includes Held-to-maturity debts securities issued by the Colombian government and Colombian government entities.

Allowance for investment securities, as of September 30, 2010 and December 31, 2009, are as follows:

	September 30, 2010		December 31, 2009
Debt securities:
Trading	Ps.	1,047	Ps.	3,206
Available-for-sale		1,909		1,907
Held-to-maturity		1,168		158
Total debt securities		4,124		5,271
Equity securities:
Trading		71,106		2
Available-for-sale		11,121		7,628
Total equity securities		82,227		7,630
Total allowance for investment securities	Ps.	86.351	Ps.	12,901

(5)	LOANS AND FINANCIAL LEASES

Loan portfolio and financial lease contracts were classified in accordance with the requirements of the Superintendency of Finance, and were, as of September 30, 2010 and December 31, 2009, as follows:

As of September 30, 2010

	Commercial		Consumer		Microcredit		Mortgage		Financial leases		Total
“A” Normal risk	Ps.	27,101,608	Ps.	11,595,150	Ps.	233,237	Ps.	819,222	Ps.	3,009,082	Ps.	42,758,299
“B” Acceptable risk		1,123,135		220,875		5,444		45,684		120,543		1,515,681
“C” Appreciable risk		442,769		133,233		2,429		7,567		50,962		636,960
“D” Significant risk		519,288		351,231		2,092		3,180		103,197		978,988
“E” Unrecoverable		209,695		117,573		11,367		13,471		36,351		388,457
Total loans and financial leases	Ps.	29,396,495	Ps.	12,418,062	Ps.	254,569	Ps.	889,124	Ps.	3,320,135	Ps.	46,278,385

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

As of December 31, 2009

Classification	Commercial		Consumer		Microcredit		Mortgage		Financial leases		Total
“A” Normal risk	Ps.	23,531,530	Ps.	10,568,310	Ps.	265,475	Ps.	793,451	Ps.	2,895,223	Ps.	38,053,989
“B” Acceptable risk		1,450,731		197,111		5,737		43,457		147,624		1,844,660
“C” Appreciable risk		420,468		147,643		3,883		9,105		56,036		637,135
“D” Significant risk		548,492		376,733		2,237		5,401		100,885		1,033,748
“E” Unrecoverable		188,064		106,052		8,702		14,019		10,292		327,129
Total loans and financial leases	Ps.	26,139,285	Ps.	11,395,849	Ps.	286,034	Ps.	865,433	Ps.	3,210,060	Ps.	41,896,661

The following table represents a summary of restructured loans:
	September 30, 2010		December 31, 2009
Ordinary restructurings	Ps.	859,823	Ps.	682,997
Extraordinary restructurings		18,226		12,828
Under Law 550		205,206		162,640
Under Law 617		351,075		375,672
Creditor agreement proceedings		1,004		16,880
Interest and other receivables items		33,909		33,135
Restructured loans		1,469,243		1,284,152
Allowances for loan losses		(450,178)		(405,924)
Restructured loans, net	Ps.	1,019,065	Ps.	878,228

Allowance for loan and financial lease losses

The following table sets forth an analysis of the activity in the allowance for loan and financial lease losses for the nine-month periods ended September 30, 2010 and 2009:

	September 30, 2010		September 30, 2009
Beginning balance	Ps.	1,881,074	Ps.	1,625,752
Provision for loan losses		1,504,206		1,423,726
Charge-offs		(416,673)		(372,821)
Effect of difference in exchange rate		(1,201)		(1,280)
Reclassification – Securitization		27		5
Reversals of provisions		(928,972)		(825,266)
Ending balance	Ps.	2,038,461	Ps.	1,850,116

Recoveries of charge-off loans are recorded separately in the unaudited condensed consolidated statements of income.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

(6)	OTHER ASSETS, NET

Other assets, net, as of September 30, 2010 and December 31, 2009, consisted of the following:

	September 30, 2010		December 31, 2009
Total interest accrued on loans and financial leases, net (1)	Ps.	389,035	Ps.	406,085
Bankers’ acceptances, spot transactions and derivatives (2)		329,363		78,750
Accounts receivable, net (3)		1,294,822		783,091
Property, plant and equipment, net		1,215,050		1,096,454
Operating leases, net		259,403		282,534
Foreclosed assets, net		41,906		48,014
Prepaid expenses and deferred charges		617,518		611,580
Goodwill, net		994,392		1,020,143
Reappraisal of assets		1,769,435		1,923,149
Assets held for sale		383,950		300,173
Value added tax deductible and withholding taxes		192,457		43,659
Restricted deposits		43,780		60,326
Investment in trust		84,524		111,441
Prepaid taxes		292,174		38,807
Assets available for lease contracts		102,567		98,295
Consortiums		70,920		64,450
Other		68,467		107,483
Total		8,149,763		7,074,434
Less: Allowance		(63,526)		(55,137)
Total other assets, net	Ps.	8,086,237	Ps.	7,019,297

(1)	Total interest accrued on loans and financial leases, net are net of allowance for Ps. 63,235 and Ps. 69,438 as of September 30, 2010 and December 31, 2009.

(2)	Grupo Aval’s rights and obligations from bankers’ acceptances, spot transactions and derivatives as of September 30, 2010 and December 31, 2009 are as follows:

	September 30, 2010		December 31, 2009
Bankers’ acceptances
Total bankers’ acceptances	Ps.	39,996	Ps.	40,772
Derivatives (in fair values)
Spot transactions, net
Total rights		71,343		94,797
Total obligations		(71,307)		(94,728)
Total spot transactions, net		36		69
Forward contracts
Total rights		8,408,937		12,497,179
Total obligations		(8,209,555)		(12,466,733)
Total forward contracts, net		199,382		30,446
Futures contracts
Total rights		147,445		15,332
Total obligations		(145,514)		(15,332)
Total futures contracts, net		1,931		-
Swaps
Total swaps, net		85,709		6,393
Options
Total options, net		2,309		1,070
Total	Ps.	329,363	Ps.	78,750

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

As of September 30, 2010, derivative instruments are recorded at fair value and presented on a gross basis, under the captions “Other Assets” and “Other liabilities”. As of December 31, 2009, derivatives are recorded at fair value and presented on a net basis.

(3)
Accounts receivable, net is net of allowance for Ps. 108,670 and Ps. 107,127 as of September 30, 2010 and December 31, 2009. This account includes payments on behalf of customers, advances to contractors and suppliers and dividends, among others. As of September 30, 2010, it includes Ps. 307,829, which is an account receivable in Coviandes’s financial statements (Corficolombiana’s subsidiary) owed by Instituto Nacional de Concesiones – INCO. This amount will payable in three installments dated June 2011, September 2011 and June 2012.

The changes in allowance for interest accrued on loans and financial leases and accounts receivable for the nine-month periods ended September 30, 2010 and 2009 are as follows:

	September 30, 2010		September 30, 2009
Balance at beginning of year	Ps.	176,565	Ps.	121,315
Provision for uncollectible amounts		125,466		161,634
Charge-offs		(50,189)		(45,953)
Recovery of provisions		(79,895)		(51,316)
Effect of differences in exchange rate		(42)		9
Ending Balance	Ps.	171,905	Ps.	185,689

(7)	TIME DEPOSITS

Certificates of time deposit (classified per maturity), as of September 30, 2010 and December 31, 2009, are as follows:

	September 30, 2010		December 31, 2009
Less than six months	Ps.	6,599,546	Ps.	6,557,829
Between six to twelve months		3,184,164		3,257,054
Between twelve and eighteen months		694,463		963,553
More than 18 months		5,400,077		5,365,781
Total certificates of time deposits	Ps.	15,878,250	Ps.	16,144,217

(8)	INTERBANK BORROWINGS AND OVERNIGHT FUNDS

Interbank borrowings and overnight funds, as of September 30, 2010 and December 31, 2009 are as follows:

	September 30, 2010		December 31, 2009
Ordinary interbank funds bought	Ps.	339,655	Ps.	438,380
Commitments of investment in simultaneous operations		2,533,732		1,163,769
Commitments of closed repo operations		1,683,182		472,297
Commitments of open repo operations		1,678,837		679,208
Total interbank and overnight funds	Ps.	6,235,406	Ps.	2,753,654

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

LONG-TERM DEBT (BONDS)

Companies are authorized by the Superintendency of Finance to issue or place secured and unsecured bonds. As of September 30, 2010 and December 31, 2009, all of the bond issuances of Grupo Aval and its subsidiaries have been unsecured and are solely obligations of each issuer. As of September 30, 2010 and December 31, 2009, long-term debt /bonds outstanding were as follows:

		Amounts outstanding
Issuer	Issuance date	September 30, 2010		December 31, 2009		Tranches		Maturity	Coupon rate
Grupo Aval Acciones	December, 2009	Ps.	750,000	Ps.	750,000	Ps.	105,499	December, 2014	CPI + 3.69%
y Valores S.A.							114,670	December, 2016	CPI + 4.49%
							279,560	December, 2019	CPI + 4.84%
							124,520	December, 2024	CPI + 5.20%
							125,751	December, 2012	DTF + 1.14%
	October, 2005		200,000		200,000		100,000	October, 2011	CPI + 2.63%
							100,000	October, 2015	CPI + 3.37%
	April, 2005		94,700		200,000		94,700	April, 2012	CPI + 5.60%
Total Grupo Aval Acciones y Valores S.A.			1,044,700		1,150,000
Banco de Bogotá S.A.	February, 2010		202,187		-		45,470	February, 2017	CPI + 5.33%
							50,250	February, 2017	CPI + 5.45%
							50,227	February, 2020	UVR + 5.29%
							56,240	February, 2020	UVR + 5.45%
	April, 2008 (1)		206,767		204,980		110,283	April, 2015	CPI + 7.00%
							77,984	April, 2015	UVR + 7.00%
							18,500	April, 2015	DTF + 3.00%
	February, 2004		190,135		190,135		190,135	February, 2011	CPI+ 6.49%
	February, 2004 (1)	13,551	13,240	13,551	February, 2011	UVR +6.39%.
Total Banco de Bogotá S.A.		612,640	408,355
Banco de Occidente S.A.	March, 2009 (2)	368,000	409,185	51,507	March, 2011	DTF + 0.70%
				80,054	March, 2011	DTF + 1.30%
				22,595	March, 2012	DTF + 1.60%
				39,308	March, 2012	5.2% AER
				123,450	March, 2016	CPI + 6.0%
				50,086	March, 2014	CPI + 5.0%
				1,000	March, 2019	CPI + 5.75%
	August, 2008 (2)	190,413	400,000	3,503	August, 2011	DTF + 2.70%
				112,983	August, 2013	DTF + 3.10%
				21,024	August, 2015	CPI + 6.60%
				52,903	August, 2018	CPI + 7.00%
	February, 2008 (1)	29,500	29,500	29,500	February, 2015	DTF + 5.90%
	August, 2007 (1)	50,500	50,500	50,500	August, 2014	DTF + 5.90%
	June, 2007 (2)	174,705	210,755	39,299	June, 2011	DTF + 2.90%
				81,564	June, 2012	DTF + 3.10%
				53,842	June, 2014	CPI + 6.60%
	December, 2006 (2)	8,730	8,730	8,730	December, 2011	DTF+ 3.00%
	October, 2006 (1,2)	44,680	48,000	44,680	October, 2013	CPI + 5.75%
	August, 2006 (1)	75,000	75,000	75,000	August, 2013	DTF + 5.58%
	June, 2005 (2)	-	4,000	-	June, 2010	DTF + 1.90%
	May, 2005 (1)	40,000	40,000	40,000	May, 2012	CPI + 5.09%
	February, 2004 (1)	80,000	80,000	80,000	February, 2011	CPI + 6.19%
Total Banco de Occidente S.A.		1,061,528	1,355,670

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

Amounts outstanding
Issuer	Issuance date	September 30, 2010	December 31, 2009	Tranches	Maturity	Coupon rate

Banco Popular S.A.	June, 2010	300,000	-	43,300	December, 2011	DTF + 0.95%
				38,134	June, 2012	DTF + 1.10%
				74,542	December, 2011	4.98%
				65,449	June, 2012	IPC + 2.90%
				47,575	June, 2013	IPC + 3.23%
				31,000	December, 2011	IBR + 1.20%
	February, 2010	500,000	-	67,000	February, 2012	DTF + 1.10%
				177,444	February, 2013	IPC + 3.30%
				41,836	February, 2015	IPC + 3.90%
				99,700	August, 2011	IBR + 1.10%
				72,500	February, 2012	IBR + 1.24%
				41,520	February, 2013	IBR + 1.44%
	July, 2008	100,000	100,000	100,000	July, 2015	CPI + 7.00%
	September, 2006	100,000	100,000	100,000	September, 2013	CPI + 5.49%
	June, 2004	100,000	100,000	100,000	June, 2011	CPI + 7.70%
Total Banco Popular S.A.		1,100,000	300,000

Leasing Corficolombiana S.A.	June, 2009		86,332		-	86,332	March, 2012	DTF+1.8%
	June, 2005		40,732		63,634	7,680	November, 2010	DTF+2.6%-2.8%
						22,935	January/ December, 2011	DTF+1.3% - 2.9%.
						914	January/December, 2012	DTF+2.5%-3.0%
						9,110	January/October, 2013	DTF+2.7%-3.1%
						93	May, 2014	DTF+2.5%-2.9%
	November, 2003		324		3,718	324	April, 2011	DTF+2.9%-3.0%
Total Leasing Corficolombiana S.A.			127,388		67,352

Concesionaria Vial de los Andes S.A.	July, 2007 (3)		47,700		47,698	18,550	July, 2012	CPI + 5.50% E.A.
						29,150	July, 2014	CPI + 5.70% E.A
Proyectos de Infraestructura S.A.	May, 2009		80,000		80,000	22,600	May, 2016	CPI + 6.59%
						57,400	May 2019	CPI + 6.90%
	October, 2001		12,000		12,000	12,000	August, 2011	CPI +8.50%

Total Proyectos de Infraestructura S.A.			92,000		92,000

Industrias Lenher S.A.	June, 2000 (3)		1,120		1,120	1,120	April, 2012	Non-interest bearing
Total Long Term Debt (bonds)		Ps.	4,087,076	Ps.	3,422,195

(1)	Subordinated bonds.
(2)	Bonds originally issued by Leasing de Occidente, which merged into Banco de Occidente in June 2010.
(3)	Convertible bonds.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

(10)	OTHER LIABILITIES

Other liabilities as of September 30, 2010 and December 31, 2009 are as follows:

	September 30, 2010		December 31, 2009
Bankers' acceptances and derivatives (1)	Ps.	286,999	Ps.	41,632
Borrowings from banks and others		4,207,364		3,854,883
Accounts payable (2)		2,532,420		1,518,503
Accrued interest payable		197,149		269,111
Estimated liabilities		987,980		711,641
Consolidated severance and interest on severance		41,202		61,967
Accrued vacations		43,275		44,633
Other labor benefits		34,404		47,469
Unearned interest		49,241		55,957
Unallocated payments from customers		95,320		98,741
Deferred income		30,294		46,448
Dormant deposits		22,775		22,948
Pension obligations (3)		289,791		278,561
Deferred income tax (4)		137,545		103,403
Interest		2,181		6,667
Consortiums		20,341		17,832
Other		409,177		166,122
Total other liabilities	Ps.	9,387,458	Ps.	7,346,518
(1)
As of September 30, 2010 the caption “Bankers' acceptances and derivatives” includes liability positions of derivatives recorded at fair value. As of December 31, 2009, these derivatives are presented on a net basis under the caption “Other Assets”.

(2)	Accounts payable as of September 30, 2010 and December 31, 2009 are as follows:

	September 30, 2010		December 31, 2009
Dividends payable	Ps.	852,158	Ps.	291,835
Suppliers		179,986		170,606
Contribution on financial transactions		15,896		17,067
Taxes		192,816		241,207
Collections for third parties		579,981		352,590
Withholdings and labor contributions		28,261		36,149
Insurance		177,884		2,964
Pending checks		30,318		26,744
Other		475,120		379,341
Total accounts payable	Ps.	2,532,420	Ps.	1,518,503

(3)	The following is an analysis of Grupo Aval’s banking subsidiaries pension obligations as of September 30, 2010 and 2009:
	Pension Liability		Deferred cost		Net pension liability
Balance at December 31, 2008	Ps.	276,179	Ps.	14,342	Ps.	261,837
Adjustment per actuarial valuation		37,833		37,833		-
Benefits paid		(29,068)		-		(29,068)
Pension expense		-		(39,390)		39,390
Balance at September 30, 2009	Ps.	284,944	Ps.	12,785	Ps.	272,159

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

	Pension Liability		Deferred cost		Net pension liability
Balance at December 31, 2009	Ps.	291,591	Ps.	13,030	Ps.	278,561
Adjustment per actuarial valuation		46,288		46,288		-
Benefits paid		(34,622)		-		(34,622)
Pension expense		-		(45,852)		45,852
Balance at September 30, 2010	Ps.	303,257	Ps.	13,466	Ps.	289,791

In compliance with Colombian law, the present value of the obligation for pensions was determined on the basis of actuarial calculations.  The significant assumptions used in the actuarial calculations were the following:

	September 30, 2010	September 30, 2009

Discount rate	4.80% to 12.43%	4.80% to 12.43%
Future pension increases	2.00% to 5.69%	2.00% to 7.63%

(4)	Deferred income tax liability relates to the following temporal differences as of September 30, 2010 and December 31, 2009:

	September 30, 2010		December 31, 2009
Deferred income tax liabilities
Unrealized gain on investment securities	Ps.	1,787	Ps.	2,610
Property, plant and equipment		28,456		18,095
Bankers’ acceptances and derivatives		62,978		38,469
Deferred charges		38,564		38,265
Pension plan		4,421		4,422
Other		1,339		1,542
Total deferred income tax liabilities	Ps.	137,545	Ps.	103,403

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

(11)	MEMORANDUM ACCOUNTS

Memorandum accounts as of September 30, 2010 and December 31, 2009 were composed of the following:

	September 30, 2010		December 31, 2009
Trusts:
Assets held in trusts	Ps.	28,045,684	Ps.	26,827,412
Commitments receivable:
Securities transferred in repos and simultaneous transactions		3,837,310		1,795,172
Interests on loans		197,143		193,722
Rights in options		216,295		236,752
Lease rents receivable		4,239,512		4,105,928
Call options receivable		240,037		180,499
Other		580,067		437,942
Total commitments receivable		9,310,364		6,950,015
Commitments payable:
Unused credit card limits		2,999,371		3,269,205
Civil demands against the bank		240,406		346,390
Issued and confirmed letters of credit		365,722		232,950
Unused lines of credit		2,383,001		1,627,510
Bank guarantees		1,302,785		1,202,041
Approved credits not disbursed		1,367,332		1,421,869
Other		721,101		904,443
Total commitments payable		9,379,718		9,004,408
Total commitments accounts:		18,690,082		15,954,423
Memorandum accounts receivable:
Tax value of assets		71,797,723		62,524,571
Assets and securities given in custody		6,332,914		5,023,686
Assets and securities given as a collateral		1,338,204		445,072
Trading investments in debt securities		3,807,973		4,464,513
Written-off assets		2,682,245		2,331,012
Investments Held-to-maturity		2,883,382		2,664,512
Adjustments for inflation of assets		289,704		301,973
Investments available for the sale in debt titles		7,532,386		5,694,224
Amortized debt securities investment		1,615,118		1,220,592
Other		52,059,080		46,617,440
Total memorandum accounts receivable		150,338,729		131,287,595
Memorandum accounts payable:
Assets and securities received as collateral		28,876,573		27,585,197
Loans plus interest receivable on loans		46,451,308		42,130,790
Assets and securities received in custody		6,052,206		6,273,704
Tax value of shareholders’ equity		11,775,368		9,107,911
Adjustment for inflation of equity		4,998,310		2,029,624
Merchandise in owned warehouses		1,463,755		1,375,872
Other		6,875,473		9,046,105
Total memorandum accounts payable		106,492,993		97,549,203
Total memorandum accounts		256,831,722		228,836,798
Total assets in trusts, commitment and memorandum accounts	Ps.	303,567,488	Ps.	271,618,633

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

(12)	NON-OPERATING INCOME (EXPENSES)

The following table summarizes the components of non-operating income and expenses for the nine-months ended September 30, 2010 and 2009 of Grupo Aval:

	September 30, 2010		September 30,2009
Non-operating income:
Gain on sale of foreclosed assets	Ps.	22,543	Ps.	5,393
Gain on sale of property, plant and equipment		11,405		9,291
Recoveries of other provisions		138,089		163,260
Other		102,785		111,041
Total non-operating income		274,822		288,985
Non-operating (expenses):
Loss on sale of property, plant and equipment		(118)		(460)
Indemnities		(979)		(1,878)
Penalties		(25,827)		(29,253)
Other		(110,349)		(161,626)
Total non-operating (expenses)		(137,273)		(193,217)
Total non-operating income (expenses), net	Ps.	137,549	Ps.	95,768

(13)	RELATED PARTY TRANSACTIONS

Related parties are considered to be Grupo Aval’s main shareholders, members of the board of directors and related companies in which Grupo Aval holds an interest of 10% or more of total equity, or where it holds economic, administrative or financial interests. It also considers investments in which Grupo Aval’s shareholders or members of the board of directors hold an interest of 10% or more of total equity. Grupo Aval’s banking subsidiaries have loans outstanding with, and deposits from, their officers all reflecting current fair market conditions.

Shareholders

Significant balances and transactions with shareholders were as follows:

	September 30, 2010		December 31, 2009
Borrowings from banks and other:
Adminegocios y Cia. S.A.	Ps.	161,403	Ps.	122,333

Total borrowings from banks and other	Ps.	161,403	Ps.	122,333

These obligations have a five-year maturity and are charged an interest rate of DTF + 3.0%.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

	September 30, 2010		December 31, 2009
Accrued interest payable:
Adminegocios y Cia. S.A.	Ps.	1,593	Ps.	1,513

Total accrued interest payable		1,593		1,513
Accounts payable: (1)
Adminegocios y Cia. S.A.		78,882		34,786
Actiunidos S.A.		50,138		22,110
Total accounts payable	Ps.	129,020	Ps.	56,896

(1)	Accounts payable reflects dividends payable by Grupo Aval to Adminegocios y Cia. S.A. and Actiunidos S.A.

Grupo Aval’s financial obligation with Adminegocios y Cia. S.A. and Actiunidos S.A. generated an interest expense of Ps. 8,360 and Ps. 13,921 for the nine-month periods ended September 30, 2010 and 2009, respectively. Those expenses were accrued in Grupo Aval’s statement of income in each year.

Members of the Board of Directors:

The balance of the operations with members of the board of directors is as follows:

	September 30, 2010		September 30, 2009

Fees	Ps.	113	Ps.	133

GRUPO AVAL ACCIONES Y VALORES S. A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2010 and December 31, 2009

(Stated in millions of Colombian pesos and thousands of U.S. dollars)

		June 30,				December 31,
	Notes	2010(1)		2010		2009
Assets		U.S. dollars
Cash and cash equivalents:
Cash and due from banks	3	US$	3,633,353	Ps.	6,539,635	Ps.	5,211,674
Interbank and overnight funds			1,354,430		2,437,826		2,159,261
Total cash and cash equivalents			4,987,783		8,977,461		7,370,935
Investment securities, net	4		9,627,690		17,328,781		16,587,295
Loans and financial leases, net	5		23,326,280		41,984,738		40,015,587
Other assets, net	6		4,292,116		7,725,338		7,019,297
Total assets			42,233,869		76,016,318		70,993,114
Liabilities
Deposits:
Checking accounts			6,003,014		10,804,763		11,140,473
Time deposits	7		8,880,098		15,983,199		16,144,217
Savings deposits			12,750,330		22,949,193		21,313,730
Other			288,962		520,100		750,070
Total deposits			27,922,404		50,257,255		49,348,490
Interbank borrowings and overnight funds	8		2,330,179		4,194,065		2,753,654
Long-term debt (bonds)	9		2,415,703		4,347,999		3,422,195
Other liabilities	10		4,891,030		8,803,318		7,346,518
Non-controlling interest			2,265,301		4,077,292		4,037,971
Total liabilities			39,824,617		71,679,929		66,908,828
Shareholders’ equity			2,409,252		4,336,389		4,084,286
Total liabilities and shareholders’ Equity		US$	42,233,869	Ps.	76,016,318	Ps.	70,993,114
Memorandum accounts	11	US$	153,032,938	Ps.	275,442,455	Ps.	271,618,633

(1)	See note 2(b).

The accompanying notes form an integral part of these Unaudited Condensed Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the six-month periods ended June 30, 2010 and 2009

(Stated in millions of Colombian pesos and thousands of U.S. dollars)

		June 30,
	Note	2010(1)		2010		2009
		U.S. dollars
Interest income:
Interest on loans and financial leases		US$	1,355,196	Ps.	2,439,202	Ps.	3,158,106
Interest on investment securities			396,623		713,878		572,813
Interbank and overnight funds			29,953		53,913		97,518
Total interest income			1,781,772		3,206,993		3,828,437
Total interest expense on deposits			383,318		689,931		1,293,379
Total other interest expense on deposits			142,881		257,169		382,853
Total interest expense			526,199		947,100		1,676,232
Net interest income			1,255,573		2,259,893		2,152,205
Total provisions, net			252,877		455,151		463,203
Net interest income after provisions			1,002,696		1,804,742		1,689,002
Total other operating income, net			605,852		1,090,467		1,135,347
Total operating expenses			929,980		1,673,862		1,621,597
Total non-operating income (expense), net	12		59,517		107,124		83,195
Income before income tax expense and non- controlling interest			738,085		1,328,471		1,285,947
Income tax expense			220,350		396,605		424,800
Income before non-controlling Interest			517,735		931,866		861,147
Non-controlling interest			254,608		458,266		400,482
Net income attributable to Grupo Aval shareholders		US$	263,127	Ps.	473,600	Ps.	460,665
Earnings per share		US$	0.019	Ps.	33.964	Ps.	33.071
Weighted average number of common fully paid shares outstanding			13,943,980,671		13,943,980,671		13,929,520,520

(1)  See note 2(b).

The accompanying notes form an integral part of these Unaudited Condensed Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the six-month periods ended June 30, 2010 and 2009

	Voting common shares					Retained earnings				Equity surplus:
	Millions of shares	Par value		Additional paid-in capital						Equity inflation adjustments		Unrealized gains/ (losses) on investments Available-for-sale		Reappraisal of assets		Shareholders’ equity
						Appropriated		Unappropriated
Balance at December 31, 2008	13,929	Ps.	13,929	Ps.	637,853	Ps.	878,530	Ps.	441,050	Ps.	746,727	Ps.	(90,272)	Ps.	581,915	Ps.	3,209,732
Net income	-		-		-		-		460,665		-		-		-		460,665
Transfer to appropriated retained earnings	-		-		-		441,050		(441,050)		-		-		-		-
Issuance of shares	9		9		5,942		-		-		-		-		-		5,951
Changes in equity surplus	-		-		-		-		-		-3,462		108,160		45,975		150,673
Dividends declared	-		-		-		(214,180)		-		-		-		-		(214,180)
Contribution to employee benefit plans	-		-		-		(7)		-		-		-		-		(7)
Balance at June 30, 2009	13,938	Ps.	13,938	Ps.	643,795	Ps.	1,105,393	Ps.	460,665	Ps.	743,265	Ps.	17,888	Ps.	627,890	Ps.	3,612,834

Balance at December 31, 2009	13,944	Ps.	13,944	Ps.	647,414	Ps.	1,266,025	Ps.	679,686	Ps.	743,191	Ps.	18,346	Ps.	715,680	Ps.	4,084,286
Net income	-		-		-		-		473,600		-		-		-		473,600
Transfer to appropriated retained earnings	-		-		-		679,686		(679,686)		-		-		-		-
Issuance of shares	-		-		-		-		-		-		-		-		-
Changes in equity surplus	-		-		-		-		-		(1,005)		15,868		(2,642)		12,221
Dividends declared	-		-		-		(233,660)		-		-		-		-		(233,660)
Contribution to employee benefit plans	-		-		-		(58)		-		-		-		-		(58)
Balance at June 30, 2010	13,944	Ps.	13,944	Ps.	647,414	Ps.	1,711,993	Ps.	473,600	Ps.	742,186	Ps.	34,214	Ps.	713,038	Ps.	4,336,389
Balance at June 30, 2010(1) (U.S. dollars)		US$	7,747	US$	359,697	US$	951,164	US$	263,127	US$	412,352	US$	19,009	US$	396,156	US$	2,409,252

(1)  See Note 2(b).

The accompanying notes form an integral part of these Unaudited Condensed Consolidated Financial Statements

GRUPO AVAL ACCIONES Y VALORES S. A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2010 and 2009

 (Stated in millions of Colombian pesos and U.S. dollars)

	2010(1)		June 30,
	U.S. dollars		2010		2009
Net cash provided by (used in) operating activities	US$	1,361,108	Ps.	2,449,843	Ps.	(126,673)
Cash flows from investing activities:
Increase of loans and financial leases		(1,302,182)		(2,343,784)		(1,681,001)
Proceeds from sales of investments securities		357,666		643,760		1,422,899
Acquisition of property, plant and equipment		(73,850)		(132,922)		(199,787)
Acquisition of investment securities		(1,140,795)		(2,053,305)		(1,769,535)
Other cash used in investing activities		14,635		26,342		60,048
Net cash used in investing activities		(2,144,526)		(3,859,909)		(2,167,376)
Cash flows from financing activities:
Dividends paid		(128,295)		(230,917)		(192,767)
Increase of deposits		504,901		908,765		1,801,438
Increase (decrease) in interbank borrowings and overnight funds		800,277		1,440,411		(794,846)
Increase in borrowings from banks and others		43,069		77,519		1,373,712
Increase in long-term debt /bonds		514,367		925,804		330,101
Decrease in non-controlling interest		(58,332)		(104,991)		(69,162)
Issuance of common shares		-		1		5,951
Net cash provided by financing activities		1,675,987		3,016,592		2,454,427
Increase in cash and cash equivalents		892,569		1,606,526		160,378
Cash and cash equivalents at beginning of the six- month period		4,095,214		7,370,935		6,621,272
Cash and cash equivalents at end of the six- month period	US$	4,987,783	Ps.	8,977,461	Ps.	6,781,650
Supplemental disclosure of cash flow information:
Cash paid during the six-month period for:
Interest	US$	566,391	Ps.	1,019,441	Ps.	1,725,113
Income taxes	US$	265,823	Ps.	478,452	Ps.	514,589

(1) See note 2(b).
The accompanying notes form an integral part of these Unaudited Condensed Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

(1)	ORGANIZATION AND BACKGROUND

Grupo Aval Acciones y Valores S.A. (the “Company” or “Grupo Aval”) was incorporated under Colombian law on January 7, 1994 with a registered office and business address in Bogotá, Colombia. The main purpose of Grupo Aval’s consolidated banking subsidiaries (Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A.) is to carry out all transactions, acts and services inherent to the banking business according to applicable laws and regulations. Through its investments in Corporación Financiera Colombiana S.A. (“Corficolombiana”) and Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”), Grupo Aval is also present in the merchant banking and pension and severance fund administration businesses in Colombia.

The corporate purpose of Grupo Aval (parent company) includes the purchase and sale of stock, bonds and other securities issued by financial and other commercial entities.

In exercising its activities, and pursuant to its by-laws, Grupo Aval may (i) promote the creation of all types of companies related to its corporate purpose; (ii) represent individuals or legal entities that engage in activities that are similar to those mentioned above; (iii) take or grant loans with or without interest; (iv) create liens on its properties as collateral; (v) issue, endorse, acquire, accept, cancel, collect, contest or pay drafts, checks, promissory notes or any other securities, or deliver them in payment; (vi) acquire, divest, encumber, lease or manage all kinds of assets; (vii) subscribe or acquire all types of securities and sell or otherwise dispose of them; (viii) participate in companies that seek similar or complementary corporate purposes and freely divest its capital participations in all such companies, (ix) provide services in those areas related to the activities, experience and knowledge of the company; and (x) in general, enter into and execute all actions and agreements directly related to the above purposes in order to permit the exercise of its rights or compliance with its obligations.

Recent transactions

May 24, 2010 – Banco de Bogotá S.A., through Public Deed 4608, acquired Leasing de Bogotá S.A. The Superintendency of Finance (through Resolution 0933 dated May 4, 2010) declared no objection to the acquisition. As a result, Banco de Bogotá S.A. acquired all rights and obligations of Leasing de Bogotá S.A. The acquisition had no impact on Grupo Aval´s stake in Banco de Bogotá S.A.

June 11, 2010 – Banco de Occidente S.A., through Public Deed 1170, merged with Leasing de Occidente S.A. The Superintendency of Finance (through Resolution 0952 dated May 6, 2010) declared no objection to the merger. As a consequence, Banco de Occidente S.A. acquired all rights and obligations of Leasing de Occidente S.A. The merger had no impact on Grupo Aval´s total stake in Banco de Occidente S.A

(2)	BASIS OF PRESENTATION AND CHANGE IN ACCOUNTING POLICIES

a)	Basis of presentation

Grupo Aval has prepared these financial statements in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles in Colombia, or “Colombian GAAP” and, together with such regulations, “Colombian Banking GAAP”.

The financial statements of foreign subsidiaries have been adjusted in order to adopt uniform accounting policies as required by Colombian Banking GAAP.

The results of interim periods are not necessarily indicative of results for the entire year. These unaudited, condensed consolidated financial statements should be read in conjunction with Grupo Aval’s audited financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008, and 2007 (the “audited annual consolidated financial statements”).

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

b)	Convenience translation to U.S. dollars

Grupo Aval and its banking subsidiaries maintain their accounting records and prepare their unaudited condensed consolidated financial statements in Colombian pesos.  The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, dividing the peso amounts by the exchange rate of Ps 1,799.89 per US$1.00, which is the market exchange rate at September 30, 2010, as calculated by the Superintendency of Finance. The use of this methodology in translating Colombian pesos to U.S. dollars is referred to as the “U.S. dollar translation methodology,” and should not be construed as a representation that the Colombian peso amounts actually represent, or have been, or could be converted into U.S. dollars at that or any other rate.

c)	Changes in accounting policies during reporting period

Bankers’ acceptances, spot transactions and derivatives

Derivatives

Before January 1, 2010, derivatives were recorded at fair value, on a net basis. After January 1, 2010, derivatives are no longer netted, and therefore, are presented prospectively on a gross basis.

(3)	CASH AND DUE FROM BANKS

The balances of cash and due from banks consisted of the following:

	June 30, 2010		December 31, 2009
Colombian peso-denominated:
Cash	Ps.	1,719,346	Ps.	1,667,674
Due from the Colombian Central Bank		4,318,619		2,950,957
Due from domestic banks		146,309		188,738
Remittances of domestic negotiated checks in transit		6,390		53,063
Allowance for cash and due from banks		(2,383)		(3,755)
Total peso-denominated		6,188,281		4,856,677
Foreign currency-denominated:
Cash		33,120		18,334
Due from the Colombian Central Bank		430		564
Due from foreign banks		309,352		324,046
Remittances of foreign negotiated checks in transit		5,147		9,082
Foreign correspondents		3,305		2,971
Total foreign currency-denominated		351,354		354,997
Total cash and due from banks	Ps.	6,539,635	Ps.	5,211,674

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

(4)	INVESTMENT SECURITIES

Investment in trading securities as of June 30, 2010 and December 31, 2009 consisted of the following:

	June 30, 2010		December 31, 2009
Trading-debt securities
Colombian peso-denominated:
Colombian government	Ps.	2,789,384	Ps.	3,913,327
Government entities		487,354		64,650
Financial institutions		173,359		248,098
Corporate bonds		106,053		201,257
Total Colombian-peso denominated		3,556,150		4,427,332
Foreign currency-denominated:
Colombian government		151,643		116,705
Foreign governments		10,191		53,465
Government entities		-		140,888
Financial institutions		81,015		25,699
Corporate bonds		73,637		154,890
Total foreign currency-denominated		316,486		491,647
Total trading-debt securities	Ps.	3,872,636	Ps.	4,918,979

	June 30, 2010		December 31, 2009
Trading - equity securities
Colombian peso-denominated:
Tablemac (1)	Ps.	-	Ps.	17,963
Empresa de Energía de Bogotá		410,248		382,173
Sociedad de Inversiones en Energía (2)		207,724		-
Investment Funds		133,146		165,716
Mandatory Investment Funds		260,156		237,307
Other		1,702		1,116
Total Colombian peso-denominated		1,012,976		804,275
Foreign currency-denominated:
Investment Funds		35		145
Total trading-equity securities	Ps.	1,013,011	Ps.	804,420

(1)Grupo Aval sold its investment in Tablemac during first half 2010 and incurred a loss of Ps. 235.7 in such transaction.

(2) On February 11, 2010 and  as a result of an increase in the liquidity level, Corficolombiana´s investment in Sociedad de Inversiones de Energía S.A. was reclassified from Available-for-sale to a trading equity security. As a result, Corficolombiana realized an income of Ps 196,459, amount that before the reclassification was held as an equity account. This reclassification was done in accordance to External Circular 100 of 1995, Chapter 1, numeral 4.2.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

Available-for-sale debt securities as of June 30, 2010 and December 31, 2009 consisted of the following:

	June 30, 2010		December 31, 2009
Available-for-sale debt securities
Colombian peso-denominated:
Colombian government	Ps.	6,754,193	Ps.	4,871,889
Financial institutions		110,116		112,036
Other		314,855		359,954
Total peso-denominated		7,179,164		5,343,879
Foreign currency-denominated:
Colombian government		522,836		698,278
Government entities		329,519		203,410
Foreign government		130,078		117,134
Financial institutions		69,072		86,711
Other		244,616		293,565
Total foreign currency-denominated		1,296,121		1,399,098
Total Available-for-sale debt securities	Ps.	8,475,285	Ps.	6,742,977

Available-for-sale equity securities as of June 30, 2010 and December 31, 2009 consisted of the following:

	Ownership % as of June 30, 2010	June 30, 2010		Ownership % as of December 31, 2009	December 31,2009
Available-for-sale - equity securities
ACH Colombia S.A.	33.87%	Ps.	2,380	23.90%	Ps.	1,819
Aerocali S.A.	33.33%		2,474	33.33%		2,474
Bolsa de Valores de Colombia S.A. “BVC”	3.36%		23,907	3.40%		18,527
Consesionaria Tibitó S.A.	33.33%		9,823	33.33%		9,823
Consesionaria Ruta del Sol S.A.	33.00%		15,416	33.00%		8,580
Depósito Centralizado de Valores de Colombia “DECEVAL”	8.04%		2,842	8.04%		2,843
Gas Natural S.A.	1.68%		53,481	1.68%		53,481
Jardín Plaza S.A.	17.76%		10,031	17.76%		10,031
Mineros S.A.	6.98%		109,653	6.98%		101,977
Proenergía Internacional S.A.	14.39%		78,131	14.39%		78,131
Promigás S.A. (1)	14.39%		667,900	14.37%		663,485
Promisión Celular S.A. “PROMICEL”	16.64%		4,804	16.64%		4,804
Redeban Redmulticolor S.A.	20.21%		4,552	20.21%		4,334
Sociedad de Inversiones de Energía S.A.	-		-	7.80%		18,985
Sociedad Transportadora de Gas de Occidente S.A.	2.80%		10,776	2.80%		11,922
Sociedad Transportadora del Oriente S.A.	20.00%		10,278	20.00%		10,278
Textiles del Espinal S.A.	8.56%		2,399	8.56%		2,399
Titularizadora Colombiana S.A.	9.96%		8,252	9.96%		8,007
Visa Inc	0.02%		21,826	0.00%		50,589
Other			17,819			36,313
Total Available-for-sale equity securities		Ps.	1,056,744		Ps.	1,098,802

(1)
In March, 2010 Corficolombiana’s investment in Promigás was reclassified as a trading equity security due to an increase in its liquidity level. Because of this reclassification, Corficolombiana realized an income of Ps 11,339, amount that before the reclassification was held as an equity account. In May, 2010, Promigás was reclassified again as an Available-for-sale security, due to a decrease in its liquidity level. This reclassification did not have an impact in the consolidated statement of income. This reclassification was done in accordance to External Circular 100 of 1995, Chapter 1, numeral 4.2.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

Dividends received from equity investments amounted to Ps. 32,504 and Ps. 64,405 for the six-months ended June 30, 2010 and 2009.

Grupo Aval sold Ps. 627,764 of investment securities Available-for-sale during the six-months ended June 30, 2010.

Investment in Held-to-maturity debt securities, as of June 30, 2010 and December 31, 2009, consisted of the following:

	June 30, 2010		December 31, 2009
Held-to-maturity debt securities
Colombian peso- denominated:
Colombian government	Ps.	1,309,314	Ps.	798,881
Government entities		1,425,795		1,830,637
Financial institutions		16,990		15,159
Corporate bonds		43,085		47,451
Total peso-denominated		2,795,184		2,692,128
Foreign currency-denominated:
Government entities		95,649		264,673
Foreign government		33,464		33,915
Financial institutions		8,804		19,742
Other		81,881		24,560
Total foreign currency-denominated		219,798		342,890
Total Held-to-maturity debt securities	Ps.	3,014,982	Ps.	3,035,018

Allowance for investment securities as of June 30, 2010 and December 31, 2009, are as follows:

	June 30, 2010		December 31, 2009
Debt securities:
Trading	Ps.	1,422	Ps.	3,206
Available-for-sale		1,923		1,907
Held-to-maturity		1,197		158
Total debt securities		4,542		5,271
Equity securities:
Trading		91,839		2
Available-for-sale		7,496		7,628
Total equity securities		99,335		7,630
Total allowance for investment securities	Ps.	103,877	Ps.	12,901

(5)	LOANS AND FINANCIAL LEASES

Loan portfolio and financial lease contracts were classified in accordance with the requirements of the Superintendency of Finance, and were as of June 30, 2010 and December 31, 2009, as follows:

As of June 30, 2010
	Commercial		Consumer		Microcredit		Mortgage		Financial leases		Total
“A” Normal risk	Ps.	25,009,247	Ps.	11,147,947	Ps.	233,646	Ps.	810,514	Ps.	2,840,417	Ps.	40,041,771
“B” Acceptable risk		1,383,870		226,395		5,229		46,703		194,648		1,856,845
“C” Appreciable risk		491,762		145,386		2,995		7,145		57,235		704,523
“D” Significant risk		533,432		381,966		2,690		4,062		110,730		1,032,880
“E” Unrecoverable		176,922		104,333		11,361		13,002		24,884		330,502
Total loans and financial leases	Ps.	27,595,233	Ps.	12,006,027	Ps.	255,921	Ps.	881,426	Ps.	3,227,914	Ps.	43,966,521

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

As of December 31, 2009

Classification	Commercial		Consumer		Microcredit		Mortgage		Financial leases		Total
“A” Normal risk	Ps.	23,531,530	Ps.	10,568,310	Ps.	265,475	Ps.	793,451	Ps.	2,895,223	Ps.	38,053,989
“B” Acceptable risk		1,450,731		197,111		5,737		43,457		147,624		1,844,660
“C” Appreciable risk		420,468		147,643		3,883		9,105		56,036		637,135
“D” Significant risk		548,492		376,733		2,237		5,401		100,885		1,033,748
“E” Unrecoverable		188,064		106,052		8,702		14,019		10,292		327,129
Total loans and financial leases	Ps.	26,139,285	Ps.	11,395,849	Ps.	286,034	Ps.	865,433	Ps.	3,210,060	Ps.	41,896,661

The following table represents a summary of restructured loans:

	June 30, 2010		December 31, 2009
Ordinary restructurings	Ps.	768,378	Ps.	682,997
Extraordinary restructurings		20,382		12,828
Under Law 550		187,073		162,640
Under Law 617		356,740		375,672
Creditor agreement proceedings		1,105		16,880
Interest and other receivables items		33,554		33,135
Restructured loans		1,367,232		1,284,152
Allowances for loan losses		(415,792)		(405,924)
Restructured loans, net	Ps.	951,440	Ps.	878,228

Allowance for loan and financial lease losses

The following table sets forth an analysis of the activity in the allowance for loan and financial lease losses:

	June 30, 2010		June 30,2009
Beginning balance	Ps.	1,881,074	Ps.	1,625,752
Provision for loan losses		965,423		908,338
Charge-offs		(285,001)		(270,284)
Effect of difference in exchange rate		(580)		(449)
Reclassification – Securitization		4		4
Reversals of provisions		(579,137)		(485,987)
Ending balance	Ps.	1,981,783	Ps.	1,777,374

Recoveries of charge-offs loans are recorded separately in the unaudited condensed consolidated statements of income.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

(6)	OTHER ASSETS, NET

Other assets, net as June 30, 2010 and December 31, 2009 consisted of the following:

	June 30, 2010		December 31, 2009
Total interest accrued on loans and financial leases, net (1)	Ps.	378,936	Ps.	406,085
Bankers’ acceptances, spot transactions and derivatives (2)		280,806		78,750
Accounts receivable, net (3)		1,151,075		783,091
Property, plant and equipment, net		1,122,352		1,096,454
Operating leases, net		268,625		282,534
Foreclosed assets, net		46,572		48,014
Prepaid expenses and deferred charges		667,021		611,580
Goodwill, net		1,003,153		1,020,143
Reappraisal of assets		1,729,625		1,923,149
Assets held for sale		382,718		300,173
Value added tax deductible and withholding taxes		135,689		43,659
Restricted deposits		43,834		60,326
Investment in trust		78,063		111,441
Prepaid taxes		230,152		38,807
Assets available for lease contracts		103,301		98,295
Consortiums		66,818		64,450
Other		100,088		107,483
Total		7,788,828		7,074,434
Less: Allowance		(63,490)		(55,137)
Total other assets, net	Ps.	7,725,338	Ps.	7,019,297

(1)	Total interest accrued on loans and financial leases, net are net of allowance for Ps. 67,026 and Ps. 69,438 as of June 30, 2010 and December 31, 2009.

(2)	Grupo Aval’s rights and obligations from bankers’ acceptances, spot transactions and derivatives as of June 30, 2010 and December 31, 2009 were as follows:

	June 30, 2010		December 31, 2009
Bankers’ acceptances
Total bankers’ acceptances	Ps.	40,992	Ps.	40,772
Derivatives (in fair values)
Spot transactions, net
Total rights		60,001		94,797
Total obligations		(38,828)		(94,728)
Total spot transactions, net		21,173		69
Forward contracts
Total rights		7,143,055		12,497,179
Total obligations		(6,998,407)		(12,466,733)
Total forward contracts, net		144,648		30,446
Futures contracts
Total rights		133,769		15,332
Total obligations		(132,465)		(15,332)
Total futures contracts, net		1,304		-
Swaps
Total swaps, net		67,762		6,393
Options
Total options, net		4,927		1,070
Total	Ps.	280,806	Ps.	78,750

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

As of June 30, 2010, derivative instruments are recorded at fair value and presented on a gross basis, under the captions “Other Assets” and “Other liabilities”. As of December 31, 2009, derivatives are recorded at fair value and presented on a net basis.

(3)
Accounts receivable, net is net of allowance for Ps. 107,778 and Ps. 107,127 as of June 30, 2010 and December 31, 2009. This account includes payments on behalf of customers, advances to contractors and suppliers and dividends, among others. As of June 30, 2010 it includes Ps. 307,829, which is an account receivable in Coviandes’ from a third party (Corficolombiana’s subsidiary) financial statements owed by Instituto Nacional de Concesiones – INCO-. This amount is payable in three installments dated June 2011, September 2011 and June 2012.

The changes in allowance for interest accrued on loans and financial leases and accounts receivable for the six-months ended June 30, 2010 and 2009 are as follows:

	June 30, 2010		June 30, 2009
Balance at beginning of year	Ps.	176,565	Ps.	121,317
Provision for uncollectible amounts		74,835		86,300
Charge-offs		(35,967)		(30,392)
Recovery of provisions		(45,317)		(28,141)
Effect of differences in exchange rate		(48)		-
Reclassifications		4,736		(97)
Ending Balance	Ps.	174,804	Ps.	148,987

(7)	TIME DEPOSITS

Certificates of time deposit (classified per maturity), as of June 30, 2010 and December 31, 2009, were as follows:

	June 30, 2010		December 31, 2009
Less than six-months	Ps.	6,440,926	Ps.	6,557,829
Between six to twelve months		2,933,156		3,257,054
Between twelve and eighteen months		709,404		963,553
More than 18 months		5,899,713		5,365,781
Total certificates of time deposits	Ps.	15,983,199	Ps.	16,144,217

(8)	INTERBANK BORROWINGS AND OVERNIGHT FUNDS

Interbank borrowings and overnight funds as of June 30, 2010 and December 31, 2009 were as follows:

	June 30,2010		December 31,2009
Ordinary interbank funds bought	Ps.	380,811	Ps.	438,380
Commitments of investment in simultaneous operations		1,785,346		1,163,769
Commitments of closed repo operations		1,070,207		472,297
Commitments of open repo operations		957,701		679,208
Total interbank and overnight funds	Ps.	4,194,065	Ps.	2,753,654

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

(9)	LONG-TERM DEBT (BONDS)

Companies are authorized by the Superintendency of Finance to issue or place secured and unsecured bonds. As of June 30, 2010 and December 31, 2009, all of the bond issuances of Grupo Aval and its subsidiaries have been unsecured and are solely obligations of each issuer. As of June 30, 2010 and December 31, 2009, long-term debt /bonds outstanding were as follows:

		Amounts outstanding
Issuer	Issuance date	June 30, 2010		December 31, 2009		Tranches		Maturity	Coupon rate
Grupo Aval Acciones y Valores S.A.	December, 2009	Ps.	750,000	Ps.	750,000	Ps.	105,499	December, 2014	CPI + 3.69%
							114,670	December, 2016	CPI + 4.49%
							279,560	December, 2019	CPI + 4.84%
							124,520	December, 2024	CPI + 5.20%
							125,751	December, 2012	DTF + 1.14%
	October, 2005		200,000		200,000		100,000	October, 2011	CPI + 2.63%
							100,000	October, 2015	CPI + 3.37%
	April, 2005		94,700		200,000		94,700	April, 2012	CPI + 5.60%
Total Grupo Aval Acciones y Valores S.A.			1,044,700		1,150,000
Banco de Bogotá S.A.	February, 2010		202,187		-		45,470	February, 2017	CPI + 5.33%
							50,250	February, 2017	CPI + 5.45%
							50,227	February, 2020	UVR + 5.29%
							56,240	February, 2020	UVR + 5.45%
	April, 2008 (1)		206,767		204,980		110,283	April, 2015	CPI + 7.00%
							77,984	April, 2015	UVR + 7.00%
							18,500	April, 2015	DTF + 3.00%
	February, 2004		190,135		190,135		190,135	February, 2011	CPI+ 6.49%
	February, 2004 (1)		13,551		13,240		13,551	February, 2011	UVR +6.39%.
Total Banco de Bogotá S.A.			612,640		408,355
Banco de Occidente S.A.	March, 2009 (2)		484,000		409,185		70,000	September, 2010	DTF + 1.20%
							46,000	September, 2010	DTF + 0.70%
							51,507	March, 2011	DTF + 0.70%
							80,054	March, 2011	DTF + 1.30%
							22,595	March, 2012	DTF + 1.60%
							39,308	March, 2012	5.2% AER
							123,450	March, 2016	CPI + 6.0%
							50,086	March, 2014	CPI + 5.0%
							1,000	March, 2019	CPI + 5.75%
	August, 2008 (2)		329,811		400,000		20,100	August, 2010	DTF + 2.30%
							119,298	August, 2010	DTF + 2.40%
							3,503	August, 2011	DTF + 2.70%
							112,983	August, 2013	DTF + 3.10%
							21,024	August, 2015	CPI + 6.60%
							52,903	August, 2018	CPI + 7.00%
	February, 2008 (1)		29,500		29,500		29,500	February, 2015	DTF + 5.90%
	August, 2007 (1)		50,500		50,500		50,500	August, 2014	DTF + 5.90%
	June, 2007 (2)		174,705		210,755		39,299	June, 2011	DTF + 2.90%
							81,564	June, 2012	DTF + 3.10%
							53,842	June, 2014	CPI + 6.60%
	December, 2006(2)		8,730		8,730		8,730	December, 2011	DTF+ 3.00%
	October, 2006 (1,2)		44,680		48,000		44,680	October, 2013	CPI + 5.75%
	August, 2006 (1)		75,000		75,000		75,000	August, 2013	DTF + 5.58%
		Amounts outstanding
Issuer	Issuance date	June 30, 2010		December 31, 2009		Tranches		Maturity	Coupon rate
Banco de Occidente S.A.	June, 2005 (2)		0		4,000		0	June, 2010	DTF + 1.90%
	May, 2005 (1)		40,000		40,000		40,000	May, 2012	CPI + 5.09%
	February, 2004 (1)		80,000		80,000		80,000	February, 2011	CPI + 6.19%
Total Banco de Occidente S.A.			1,316,926		1,355,670
Banco Popular S.A.	June, 2010		300,000		-		43,300	December, 2011	DTF + 0.95%
							38,134	June, 2012	DTF + 1.10%
							74,542	December, 2011	4.98%
							65,449	June, 2012	CPI + 2.90%
							47,575	June, 2013	CPI + 3.23%
							31,000	December, 2011	IBR + 1.20%
	February, 2010		500,000		-		67,000	February, 2012	DTF + 1.10%
							177,444	February, 2013	CPI + 3.30%
							41,836	February, 2015	CPI + 3.90%
							99,700	August, 2011	IBR + 1.10%
							72,500	February, 2012	IBR + 1.24%
							41,520	February, 2013	IBR + 1.44%
	July, 2008		100,000		100,000		100,000	July, 2015	CPI + 7.00%
	September, 2006		100,000		100,000		100,000	September, 2013	CPI + 5.49%
	June, 2004		100,000		100,000		100,000	June, 2011	CPI + 7.70%
Total Banco Popular S.A.			1,100,000		300,000

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

Leasing Corficolombiana S.A.	June, 2009		86,332		-	86,332	March, 2012	DTF+1.8%
	June, 2005		46,257		63,634	13,205	July/November, 2010	DTF+2.6%-2.8%
						22,935	January/December, 2011	DTF+1.3% - 2.9%.
						914	January/December, 2012	DTF+2.5%-3.0%
						9,110	January/October, 2013	DTF+2.7%-3.1%
						93	May, 2014	DTF+2.5%-2.9%
	November, 2003		324		3,718	324	April, 2011	DTF+2.9%-3.0%
Total Leasing Corficolombiana S.A.			132,913		67,352

Concesionaria Vial de los Andes S.A.	July, 2007(3)		47,700		47,698	18,550	July, 2012	CPI + 5.50% E.A.
						29,150	July, 2014	CPI + 5.70% E.A
Proyectos de Infraestructura S.A.	May, 2009		80,000		80,000	22,600	May, 2016	CPI + 6.59%
						57,400	May 2019	CPI + 6.90%
	October, 2001		12,000		12,000	12,000	August, 2011	CPI +8.50%

Total Proyectos de Infraestructura S.A.			92,000		92,000

Industrias Lenher S.A.	June, 2000 (3)		1,120		1,120	1,120	April, 2012	Non-interest bearing (4)
Total Long Term Debt (bonds)		Ps.	4,347,999	Ps.	3,422,195

(1)	Subordinated bonds.
(2)	Bonds originally issued by Leasing de Occidente which merged into Banco de Occidente in June, 2010.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

(3)	Convertible bonds.
(4)
As part of its restructuring process, Industrias Lenher S.A. issued non-interest bearing convertible bonds for Ps. 13,464 in April 2002. These bonds were offered to Lenher´s creditors to cover all or part of the accounts receivable that they had with the company. Since all bondholders had the right to exchange their bonds into shares at any time, the amount outstanding of Ps. 1,120 reflects the portion of the issuance that has not yet been converted.

(10)	OTHER LIABILITIES

Other liabilities as of June 30, 2010 and December 31, 2009 were as follows:

	June 30, 2010		December 31, 2009
Bankers´ acceptances and derivatives	Ps.	252,425	Ps.	41,632
Borrowings from banks and others		3,932,402		3,854,883
Accounts payable (1)		2,453,608		1,518,503
Accrued interest payable		196,771		269,111
Estimated liabilities		759,924		711,641
Consolidated severance and interest on severance		43,659		61,967
Accrued vacations		51,012		44,633
Other labor benefits		44,068		47,469
Unearned interest		47,409		55,957
Unallocated payments from customers		109,658		98,741
Deferred income		35,629		46,448
Dormant deposits		22,752		22,948
Pension obligations (2)		299,062		278,561
Deferred income tax (3)		125,226		103,403
Interest		2,360		6,667
Consortiums		17,309		17,832
Other		410,044		166,122
Total other liabilities	Ps.	8,803,318	Ps.	7,346,518

As of June 30, 2010 the caption “Bankers´ acceptances and derivatives” includes liabilities positions of derivatives recorded at fair value. As of December 31, 2009, these derivatives were presented on a net basis under the caption “Other Assets”.

(1)	Accounts payable as of June 30, 2010 and December 31, 2009 were as follows:

	June 30, 2010		December 31, 2009
Dividends payable	Ps.	430,659	Ps.	291,835
Suppliers		172,160		170,606
Contribution on financial transactions		11,506		17,067
Taxes		238,509		241,207
Collections for third parties		891,447		352,590
Withholdings and labor contributions		36,217		36,149
Insurance		171,630		2,964
Pending checks		27,971		26,744
Other		473,509		379,341
Total accounts payable	Ps.	2,453,608	Ps.	1,518,503

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

(2)	The following is an analysis of Grupo Aval’s banking subsidiaries pension obligations as of June 30, 2010 and 2009:

	Pension Liability		Deferred cost		Net pension liability
Balance at December 31, 2008	Ps.	276,179	Ps.	14,342	Ps.	261,837
Adjustment per actuarial valuation		31,215		31,215		-
Benefits paid		(14,985)		-		(14,985)
Pension expense		-		(28,975)		28,975
Balance at June 30, 2009	Ps.	292,409	Ps.	16,582	Ps.	275,827

	Pension Liability		Deferred cost		Net pension liability
Balance at December 31, 2009	Ps.	291,591	Ps.	13,030	Ps.	278,561
Adjustment per actuarial valuation		39,775		39,775		-
Benefits paid		(14,912)		-		(14,912)
Pension expense		-		(35,413)		35,413
Balance at June 30, 2010	Ps.	316,454	Ps.	17,392	Ps.	299,062

In compliance with Colombian law, the present value of the obligation for pensions was determined on the basis of actuarial calculations.  The significant assumptions used in the actuarial calculations were the following:

	June 30, 2010	June 30, 2009
Discount rate	4.80% to 12.43%	4.80% to 12.43%
Future pension increases	2.00% to 5.69%	2.00% to 7.63%

(3)	Deferred income tax liability relates to the following temporally differences as of June 30, 2010 and December 31, 2009:

	June 30, 2010		December 31, 2009
Deferred income tax liabilities
Unrealized gain on investment securities	Ps.	1,787	Ps.	2,610
Property, plant and equipment		22,342		18,095
Bankers’ acceptances and derivatives		57,354		38,469
Deferred charges		37,983		38,265
Pension plan		4,421		4,422
Other		1,339		1,542
Total deferred income tax liabilities	Ps.	125,226	Ps.	103,403

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

(11)	MEMORANDUM ACCOUNTS

Memorandum accounts as of June 30, 2010 and December 31, 2009 were composed of the following:

	June 30, 2010		December 31, 2009
Trusts:
Assets held in trusts	Ps.	16,357,120	Ps.	26,827,412
Commitments receivable:
Securities transferred in repos and simultaneous transactions		2,958,313		1,795,172
Interests on loans		198,231		193,722
Rights in options		329,306		236,752
Lease rents receivable		4,409,895		4,105,928
Call options receivable		265,120		180,499
Other		650,057		437,942
Total commitments receivable		8,810,922		6,950,015
Commitments payable:
Unused credit card limits		3,346,344		3,269,205
Civil demands against the bank		405,667		346,390
Issued and confirmed letters of credit		395,915		232,950
Unused lines of credit		3,440,718		1,627,510
Bank guarantees		1,280,185		1,202,041
Approved credits not disbursed		1,491,454		1,421,869
Other		1,475,385		904,443
Total commitments payable		11,835,668		9,004,408
Total commitments accounts:		20,646,590		15,954,423
Memorandum accounts receivable:
Tax value of assets		70,448,775		62,524,571
Assets and securities given in custody		5,781,115		5,023,686
Assets and securities given as a collateral		1,386,434		445,072
Trading investments in debt securities		3,965,049		4,464,513
Written-off assets		2,573,213		2,331,012
Investments Held-to-maturity		2,850,438		2,664,512
Adjustments for inflation of assets		303,725		301,973
Investments available for the sale in debt titles		6,844,516		5,694,224
Amortized debt securities investment		1,350,849		1,220,592
Other		49,576,266		46,617,440
Total memorandum accounts receivable		145,080,380		131,287,595
Memorandum accounts payable:
Assets and securities received as collateral		26,877,027		27,585,197
Loans plus interest receivable on loans		44,159,030		42,130,790
Assets and securities received in custody		6,183,959		6,273,704
Tax value of shareholders’ equity		11,145,093		9,107,911
Adjustment for inflation of equity		(2,555,751)		2,029,624
Merchandise in owned warehouses		1,182,300		1,375,872
Other		6,366,707		9,046,105
Total memorandum accounts payable		93,358,365		97,549,203
Total memorandum accounts		238,438,745		228,836,798
Total assets in trusts, commitment and memorandum accounts	Ps.	275,442,455	Ps.	271,618,633

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars

(12)	NON-OPERATING INCOME (EXPENSES)

The following table summarizes the components of non-operating income and expenses for the six-months ended June 30, 2010 and 2009 of Grupo Aval:

	June 30, 2010		June 30,2009
Non-operating income:
Gain on sale of foreclosed assets	Ps.	6,747	Ps.	3,715
Gain on sale of property, plant and equipment		2,389		8,981
Recoveries of other provisions		101,042		136,306
Other		67,686		82,606
Total non-operating income		177,864		231,608
Non-operating (expenses):
Loss on sale of property, plant and equipment		(33)		(197)
Indemnities		(740)		(994)
Penalties		(11,587)		(16,104)
Other		(58,380)		(131,118)
Total non-operating (expenses)		(70,740)		(148,413)
Total non-operating income (expenses), net	Ps.	107,124	Ps.	83,195

(13)	RELATED PARTY TRANSACTIONS

Related parties are considered to be Grupo Aval’s main shareholders, members of the board of directors and related companies in which Grupo Aval holds an interest of 10% or more of total equity, or where it holds economic, administrative or financial interests. It also considers investments in which Grupo Aval’s shareholders or members of the board of directors hold an interest of 10% or more of total equity. Grupo Aval’s banking subsidiaries have loans outstanding with, and deposits from, their Officers all reflecting current fair market conditions.

Shareholders

Significant balances and transactions with shareholders were as follows:

	June 30, 2010		December 31, 2009
Borrowings from banks and other:
Adminegocios y Cia. S.A.	Ps.	137,403	Ps.	122,333
Actiunidos S.A.		-		-
Total borrowings from banks and other	Ps.	137,403	Ps.	122,333

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

These obligations have a five year maturity and are charged an interest rate of DTF + 3.0%

	June 30, 2010		December 31, 2009
Accrued interest payable:
Adminegocios y Cia. S.A.	Ps.	1,436	Ps.	1,513
Actiunidos S.A.		-		-
Total accrued interest payable		1,436		1,513
Accounts payable: (1)
Adminegocios y Cia. S.A.		36,855		34,786
Actiunidos S.A.		23,425		22,110
Total accounts payable	Ps.	60,280	Ps.	56,896

(1)	Accounts payable reflects dividends payable by Grupo Aval to Adminegocios y Cia. S.A. and Actiunidos S.A.

Grupo Aval’s financial obligation with Adminegocios y Cia. S.A. and Actiunidos S.A. generated an interest expense for Ps. 5,967 and Ps. 9,397 for the six-months ended June 30, 2010 and 2009, respectively. Those expenses were accrued in Grupo Aval’s statement of income in each year.

Members of the Board of Directors:

The balance of the operations with members of the board of directors is as follows:

	June 30, 2010		June 30, 2009
Fees	Ps.	67	Ps.	79

(14)	DIFFERENCES BETWEEN COLOMBIAN ACCOUNTING PRINCIPLES FOR GRUPO AVAL AND SUPPLEMENTAL DISCLOSURE REQUIRED BY U.S. GAAP

Grupo Aval’s unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with Colombian Banking GAAP. See Note 2 to the Condensed Consolidated Financial Statements. These principles and regulations differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). The principal differences between Colombian Banking GAAP and U.S. GAAP and the effect on consolidated net income and consolidated shareholders’ equity attributable to Grupo Aval are presented below.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

i)         Reconciliation of Consolidated Net Income:

The table below presents the reconciliation of unaudited consolidated net income per Colombian Banking GAAP to unaudited consolidated net income under U.S. GAAP attributable to Grupo Aval for the six-month periods ended June 30, 2010 and 2009:

	June 30, 2010		June 30, 2009
Net income attributable to controlling interest under Colombian Banking GAAP	Ps.	473,600	Ps.	460,665
Pre-1992 inflation adjustment to fixed assets (1)		(2,963)		(5,304)
Net income attributable to controlling interest under Colombian Banking GAAP after pre-1992 inflation adjustment		470,637		455,361
U.S. GAAP adjustments:
a) Income taxes:
1) Deferred income taxes		(82,897)		(91,146)
2) Uncertainty in income taxes		(35)		(12,588)
b) Employee benefit plans		8,148		1,981
c) Fixed assets		21,434		20,430
d) Reappraisal of assets		-		-
e) Allowance for loans, lease losses and foreclosed assets		53,417		(4,645)
f) Loan origination fees and costs		7,000		2,460
g) Interest recognition on non-accrual loans		(2,148)		(2,211)
h) Deferred charges and other assets
1) Deferred charges		(13,345)		(14,480)
2) Other assets		(1,016)		2,043
i) Investment securities and derivatives
1) Investment securities		92,613		31,782
2) Derivatives		696		(1,878)
j) Investments in unaffiliated companies		(209,306)		(25,683)
k) Investments in affiliated companies		(6,681)		6,955
l) Lessor accounting		(609)		1,137
m) Business combinations		2,870		1,855
n) Non-controlling interest		110,081		27,617
o) Guarantees and contingencies		3,644		5,634
p) Equity tax		997		(8,403)
q) Securitizations		(1,024)		(652)
r) Variable interest entities		(17,706)		(3,090)
s) Consolidation		(12,017)		1,015
t) Cumulative translation adjustment		7,689		8,107
Net income attributable to controlling interest under U.S. GAAP		432,442		401,600
Net income attributable to non-controlling interest under U.S.GAAP		365,741		372,865
Net income under U.S. GAAP	Ps.	798,183	Ps.	774,465

(1) Inflation adjustment to fixed assets

Non-monetary assets (e.g., property, plant and equipment, equity investments, etc.) of Grupo Aval under Colombian Banking GAAP were adjusted for inflation based on the variation in the IPC for middle income-earners, on a prospective basis from January 1, 1992, to December 31, 2000, when under Colombian Banking GAAP the country was no longer considered a highly inflationary economy.

Non-monetary assets (e.g., property, plant and equipment, equity investments, etc.) of Grupo Aval under Colombian Banking GAAP were adjusted for inflation based on the variation in the IPC for middle income-earners, on a prospective basis from January 1, 1992, to December 31, 2000, when under Colombian Banking GAAP the country was no longer considered a highly inflationary economy.

Colombia had been considered a highly inflationary country since the 1960’s, therefore, the adjustment is related to property, plant and equipment purchased before January 1, 1992. This adjustment recognizes the portion of inflation accumulated before this date, less the associated accumulated depreciation which would have been reported, with the purpose of presenting financial statements on a constant currency basis. The remaining accumulated pre-1992 inflation effect in fixed assets to be amortized in future years is not considered material.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

ii)     Reconciliation of Consolidated Shareholders’ Equity:

The table below presents the reconciliation of the Consolidated Shareholders’ Equity per Colombian Banking GAAP to the Consolidated Shareholders’ Equity under U.S. GAAP attributable to Grupo Aval for the unaudited six-month period ended June 30, 2010 and for year ended December 31, 2009 (audited):

	June 30, 2010		December 31, 2009
Shareholders’ equity attributable to controlling interest under Colombian Banking GAAP	Ps.	4,336,389	Ps.	4,084,286
Pre-1992 inflation adjustment to fixed assets (1)		279,866		282,829
Shareholders’ equity attributable to controlling interest under Colombian Banking GAAP after pre-1992 inflation adjustment to fixed assets		4,616,255		4,367,115
a) Income taxes:
1) Deferred income taxes		(274,928)		(217,170)
2) Uncertainty in income taxes		(21,778)		(21,743)
b) Employee benefit plans		(213,979)		(231,304)
c) Fixed assets		134,571		113,137
d) Reappraisal of assets		(713,038)		(715,680)
e) Allowance for loans, lease losses and foreclosed assets		350,099		296,682
f) Loan origination fees and costs		108,868		101,868
g) Interest recognition on non-accrual loans		11,872		14,020
h) Deferred charges and other assets
1) Deferred charges		(75,391)		(62,046)
2) Other assets		(14,781)		(13,763)
i) Investment securities and derivatives
1) Investment securities		99,923		20,711
2) Derivatives		(741)		(1,437)
j) Investments in unaffiliated companies		(20,760)		223,365
k) Investments in affiliates		16,835		23,516
l) Lessor accounting		8,597		9,206
m) Business combinations		(130,041)		(132,911)
n) Non-controlling interest		(405,712)		(542,510)
o) Guarantees and contingencies		6,580		2,936
p) Equity tax		-		-
q) Securitization		5,360		6,384
r) Variable interest entities		32,958		50,664
s) Consolidation		(17,365)		(5,346)
Controlling interest shareholders’ equity under U.S GAAP		3,503,404		3,285,694
Non-controlling interest under U.S. GAAP		3,859,914		3,751,190
Total shareholders’ equity under U.S. GAAP	Ps.	7,363,318	Ps.	7,036,884

(1) Inflation adjustment to fixed assets

Non-monetary assets (e.g., property, plant and equipment, equity investments, etc.) of Grupo Aval under Colombian Banking GAAP were adjusted for inflation based on the variation in the IPC for middle income-earners, on a prospective basis from January 1, 1992, to December 31, 2000, when under Colombian Banking GAAP the country was no longer considered a highly inflationary economy.

Non-monetary assets (e.g., property, plant and equipment, equity investments, etc.) of Grupo Aval under Colombian Banking GAAP were adjusted for inflation based on the variation in the IPC for middle income-earners, on a prospective basis from January 1, 1992, to December 31, 2000, when under Colombian Banking GAAP the country was no longer considered a highly inflationary economy.

Colombia had been considered a highly inflationary country since the 1960’s, therefore, the adjustment is related to property, plant and equipment purchased before January 1, 1992. This adjustment recognizes the portion of inflation accumulated before this date, less the associated accumulated depreciation which would have been reported, with the purpose of presenting financial statements on a constant currency basis. The remaining accumulated pre-1992 inflation effect in fixed assets to be amortized in future years is not considered material.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

iii) Supplemental Unaudited Condensed Consolidated Financial Statements under U.S. GAAP

iii) 1.  Supplemental Unaudited Condensed Consolidated Balance Sheets:

The following are the Condensed Consolidated Balance Sheets under U.S. GAAP as of June 30, 2010 and for year ended December 31, 2009:

	June 30, 2010		December 31, 2009
Assets
Cash and cash equivalents	Ps.	8,384,700	Ps.	7,318,977
Trading accounts		4,146,584		5,175,412
Investment securities		13,086,363		11,441,571
Loans		41,778,720		39,160,258
Financial leases		3,504,627		3,502,065
Allowance for loans, financial leases and other receivables losses		(2,034,478)		(2,001,951)
Property, plant and equipment, net		1,809,447		1,421,548
Other assets, net		4,994,919		4,675,492
Total assets	Ps.	75,670,882	Ps.	70,693,372
Liabilities and shareholders’ equity
Deposits	Ps.	50,257,255	Ps.	49,348,490
Short-term debt		8,258,812		6,534,872
Long-term debt		4,347,999		3,422,195
Other liabilities		5,443,498		4,350,931
Total liabilities		68,307,564		63,656,488
Controlling interest shareholders’ equity		3,503,404		3,285,694
Non-controlling interest		3,859,914		3,751,190
Total shareholders’ equity		7,363,318		7,036,884
Total liabilities and shareholders’ equity	Ps.	75,670,882	Ps.	70,693,372

iii) 2.  Supplemental Unaudited Condensed Consolidated Statements of Income:

The following are the unaudited Condensed Consolidated Statements of Income under U.S. GAAP for the six-month periods ended June 30, 2010 and 2009:

Supplemental Unaudited Condensed Consolidated Statements of Income

	June 30, 2010		June 30, 2009
Total interest income	Ps.	2,456,497	Ps.	3,218,950
Total interest expense		(947,101)		(1,676,232)
Net interest income		1,509,396		1,542,718
Provision of loans, leases and other receivables		(410,525)		(489,145)
Net interest income after provision of loans, leases and other receivables		1,098,871		1,053,573
Income from investment portfolio (1)		503,922		558,831
Other income		1,260,075		1,401,030
Other expenses		(1,585,149)		(1,710,435)
Income before income taxes		1,277,720		1,302,999
Income tax expense		(479,537)		(528,534)
Net income		798,183		774,465
Net income attributable to non-controlling interest		(365,741)		(372,865)
Net income attributable to Grupo Aval’s shareholders	Ps.	432,442	Ps.	401,600

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

(1)
Income from investment portfolio primarily includes valuation adjustments and gains (losses) realized on debt and equity securities that are accounted for as “Available-for-sale,” gains (losses) on repurchase transactions (repos), gains (losses) realized on the sale of debt securities, and mark-to-market gains (losses) on trading securities portfolio.

iii) 3.  Supplemental Unaudited Condensed Consolidated Statements of Cash Flows

The following are the Supplemental Unaudited Condensed Consolidated Statements of Cash Flows under U.S.GAAP for the six-month periods ended June 30, 2010 and 2009:

Supplemental Unaudited Condensed Consolidated Statements of Cash Flows

	June 30, 2010		June 30, 2009
Net income	Ps.	798,183	Ps.	774,465
Adjustments to reconcile net income to net cash used by operating Activities		2,063,483		(518,901)
Net cash (used in) provided by operating activities		2,861,666		255,564
Net cash used in investing activities		(4,922,855)		(4,242,373)
Net cash provided by financing activities		3,129,817		2,712,297
Effect of exchange rate changes on cash and cash equivalents		(2,905)		21,095
Increase (decrease) in cash and cash equivalents		1,065,723		(1,253,417)
Cash and cash equivalents at beginning of period		7,318,977		6,613,706
Cash and cash equivalents at end of period	Ps.	8,384,700	Ps.	5,360,289

iii) 4.  Supplemental Unaudited Condensed Consolidated Statements of Shareholders’ Equity

The following are the Supplemental Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity under U.S. GAAP for the six-month period ended June 30, 2010 and for the year ended December 31, 2009:

	June 30, 2010		December 31, 2009
Controlling interest shareholders’ equity under U.S. GAAP
Balance at beginning of period	Ps.	3,285,694	Ps.	2,563,152
Shares issued at market value		-		9,576
Net income		432,442		934,549
Dividends declared		(233,660)		(439,235)
Other comprehensive income		18,928		217,652
Balance at end of period		3,503,404		3,285,694
Non-controlling interest under U.S GAAP:
Balance at beginning of year		3,751,190		2,969,492
Net income attributable to non-controlling interests		365,741		752,631
Other comprehensive income attributable to non-controlling interests		5,617		394,091
Dividends paid, net		(262,634)		(365,024)
Balance at end of period		3,859,914		3,751,190
Total shareholders’ equity under U.S. GAAP at end of period	Ps.	7,363,318	Ps.	7,036,884

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

iii) 5. Supplemental Unaudited Condensed Consolidated Comprehensive Income:

The following are the Supplemental Unaudited Condensed Consolidated Statements of Comprehensive Income under U.S.GAAP for the six-month periods ended June 30, 2010 and 2009:

	June 30, 2010		June 30, 2009
Net income	Ps.	798,183	Ps.	774,465
Other comprehensive income (loss), net of deferred income tax:
Unrealized gain or loss on securities Available-for-sale		26,088		220,181
Pension liability		6,148		(5,726)
Foreign currency translation adjustments		(7,691)		(8,107)
Other comprehensive income (loss)		24,545		206,348
Total comprehensive income		822,728		980,813
Comprehensive income attributable to non-controlling interest		(371,358)		(455,998)
Comprehensive income attributable to Grupo Aval	Ps.	451,370	Ps.	524,815

A detail of the changes during the six-month periods ended on June 30, 2010 and 2009 in Accumulated Other Comprehensive Income attributable to Grupo Aval, including the related income tax effects, is presented below:

	June 30, 2010
	Before – Tax Amount		Tax (Expense) Benefit		Net-of-Tax Amount
Unrealized gain on securities Available-for-sale	Ps.	(2,079)	Ps.	28,167	Ps.	26,088
Additional pension liability		9,176		(3,028)		6,148
Cumulative translation adjustment		(7,691)		-		(7,691)
Accumulated other comprehensive (loss)	Ps.	(594)	Ps.	25,139	Ps.	24,545

	June 30, 2009
	Before - Tax Amount		Tax (Expense) Benefit		Net-of-Tax Amount

Unrealized gain on securities Available-for-sale	Ps.	234,197	Ps.	(14,016)	Ps.	220,181
Additional pension liability		(8,546)		2,820		(5,726)
Cumulative translation adjustment		(8,107)		-		(8,107)
Accumulated other comprehensive income	Ps.	217,544	Ps.	(11,196)	Ps.	206,348

The following table relates to the accumulated unrealized gain on securities Available-for-sale as of June 30, 2010 and December 31, 2009.

	June 30, 2010						December 31, 2009
	Before – Tax Amount		Tax (Expense) Benefit		Net-of-Tax Amount		Before - Tax Amount		Tax (Expense) Benefit		Net-of-Tax Amount
Unrealized taxable net gain on securities Available-for-sale	Ps.	100,267	Ps.	(33,088)	Ps.	67,179	Ps.	185,621	Ps.	(61,255)	Ps.	124,366
Unrealized non-taxable net gain on securities Available-for-sale		769,829		-		769,829		686,554		-		686,554
Accumulated other comprehensive income	Ps.	870,096	Ps.	(33,088)	Ps.	837,008	Ps.	872,175	Ps.	(61,255)	Ps.	810,920

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

Components of Accumulated Other Comprehensive Income for the six-month periods ended at June 30, 2010 and 2009 are comprised of the following:

	Unrealized Gains on Securities		Additional Minimum Pension Liability		Foreign Currency Translation Adjustment		Less: Accumulated Other Comprehensive Income Attributable to Non- controlling interests		Total Accumulated Other Comprehensive Income Attributable to Grupo Aval
Beginning balance 2009	Ps.	810,920	Ps.	(89,765)	Ps.	11,578	Ps.	435,328	Ps.	297,405
Current-period change		26,088		6,148		(7,691)		5,617		18,928
Ending balance as of June 30, 2010	Ps.	837,008	Ps.	(83,617)	Ps.	3,887	Ps.	440,945	Ps.	316,333
Beginning balance 2008	Ps.	171,503	Ps.	(78,314)	Ps.	27,801	Ps.	41,237	Ps.	79,753
Current-period change		220,181		(5,726)		(8,107)		83,133		123,215
Ending balance as of June 30, 2009	Ps.	391,684	Ps.	(84,039)	Ps.	19,694	Ps.	124,370	Ps.	202,969

iv)  Summary of significant differences and required U.S. GAAP disclosures

a)	Income taxes:

1)	Deferred income taxes

Under Colombian Banking GAAP, deferred income taxes are generally recognized for timing differences, except for differences related to the amortization of carry-forward losses and the excess of minimum presumptive income tax.

Under U.S. GAAP, specifically ASC 740, deferred tax assets or liabilities must be recorded for all temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized and settled as prescribed in ASC 740 “Income taxes”.  A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized.  During June 30, 2010 and December 31, 2009 and 2008, Grupo Aval calculated deferred income taxes based on the tax benefits received upon the acquisition of certain property and equipment in accordance to ASC 740-10-25-51.

For the six-month period ended June 30, 2010, the Company had recorded income tax charges of Ps. 479,537 by applying the effective tax rate of 37.53% to the Company’s pre-tax income for such period. For the six-month period ended June 30, 2009, the Company had recorded income tax charges of Ps. 528,534 as a consequence of the application of the effective tax rate of 40.56% to the Company’s pre-tax income for such period. The effective tax rates for the six- month periods ended June 30, 2010 and 2009 were determined based on actual results of the year-to-date periods which represent management’s best estimate of the annual effective tax rate

2)	ASC 740-10 “Uncertainty in income taxes”
Provisions contained in ASC 740 – 10 with regard to uncertainty in income taxes, prescribe a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. The amount of unrecognized tax benefits identified at June 30, 2010 and December 31, 2009 and 2008, respectively, would affect the effective tax rate, if recognized. These amounts relate entirely to Colombian income tax matters. Grupo Aval has no unrecognized tax benefits related to any other countries.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

b)	Employee benefit plans:

The following tables provide the components of the net periodic benefit costs charged to the consolidated Statement of Income:

	Pension Plans				Other Benefits
	June 30, 2010		June 30, 2009		June 30, 2010		June 30, 2009
Components of net periodic benefit cost
Service cost	Ps.	9	Ps.	14	Ps.	11,242	Ps.	11,145
Interest cost		15,041		17,156		11,559		12,931
Amortization of net transition obligation		2,988		2,989		912		911
Amortization of net actuarial (gain) or loss		4,797		1,127		(1,142)		728
Net periodic pension cost under U.S. GAAP		22,835		21,286		22,571		25,715
Net periodic pension cost under Colombian Banking GAAP		36,175		29,241		17,379		19,741
Difference recognized under U.S. GAAP	Ps.	13,340	Ps.	7,955	Ps.	(5,192)	Ps.	(5,974)

The total amount of the employer’s contributions paid amounted to Ps.35,720 and Ps.35,154 during the six-month period ended June 30, 2010 and 2009, respectively.

Pension Plan

The measurement for pension plan obligations differs from Colombian Banking GAAP to U.S. GAAP basically due to the fact that Colombian Banking GAAP requires a calculation of the estimated liability using the actuarial methodology and projection rates determined by law, including but not limited to, actuarial assumptions or increase rates. For U.S. GAAP purposes, actuarial valuation of pension plan are performed annually using the projected unit credit method in accordance with ASC 715 “Compensation- Retirement Benefits”, which requires the use of entity, as well as, market specific assumptions.

Other benefits

•
Under Colombian labor regulations, employees are entitled to receive one month’s salary for each year of service. Employees hired before 1990 are subject to a different regulation under which Grupo Aval has the obligation to pay the accumulated benefits upon their termination or retirement calculated based on the last salary of the employee and multiplied by the years of service rendered. Under Colombian Banking GAAP, this benefit is accrued on an annual basis not considering possible future obligations or increases in salaries. Under U.S. GAAP, these benefits are recognized using the projected unit credit method in accordance with ASC 715.

Under Colombian labor regulations, employers and employees are entitled to negotiate compensation other than benefit plans stated by the law by means of private agreements.  Based on such agreements, Grupo Aval recognizes an additional premium to its employees for once and only at the moment of the retirement date.  Under  U.S. GAAP calculations are performed using the projected unit credit method, while under Colombian Banking GAAP benefits are recognized when paid.

•
Active Grupo Aval employees are entitled to a seniority bonus which depends on the number of years of service with Grupo Aval. Grupo Aval, for the purpose of this calculation, uses under U.S. GAAP the projected unit credit method, while under Colombian Banking GAAP the seniority bonus is recognized when paid.

•
Some retirees pensioned by Grupo Aval receive payments related to medical treatment, hospitalization and surgical events. Calculations differ between Colombian Banking GAAP to U.S. GAAP because the latter is performed using the projected unit credit method, while under Colombian Banking GAAP benefits are recognized when paid.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

c)	Fixed assets:

The following table shows the adjustments for each item:

	Net income				Shareholders’ equity
	June 30, 2010		June 30, 2009		June 30, 2010		December 31, 2009
Depreciation adjustment on property, plant and equipment purchased with income tax benefits	Ps.	18,526	Ps.	17,527	Ps.	144,024	Ps.	116,781
Impairment of fixed assets		2,750		2,399		(9,611)		(5,393)
Reversal of provision under Colombian Banking GAAP		158		504		158		1,749
Total	Ps.	21,434	Ps.	20,430	Ps.	134, 571	Ps.	113,137

Depreciation adjustment on property, plant and equipment purchased with income tax benefits

Under Colombian tax law, certain acquisitions of property, plant and equipment have an additional deduction over the total depreciation of such assets, recognized in the income tax return on the year when such assets are purchased. Under U.S. GAAP, specifically ASC 740-10-25, the tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate income statement recognition and thus, is recorded as a deferred tax asset, which results in a decrease the book value of such assets.

This adjustment relates to the lower amount of depreciation expense of certain property, plant and equipment to be recognized for U.S. GAAP purposes, due to the fact that the book value of these assets, is lower than the amount presented under Colombian Banking GAAP based on the recognition under U.S. GAAP of the related deferred tax asset on additional tax deductions.

Impairment of fixed assets

Under Colombian Banking GAAP, technical appraisals for property, plant and equipment are performed every three years. If the value from the appraisal is lower than the carrying value, the difference is recorded as an allowance in the consolidated balance sheet with the corresponding debit entry to equity. Reversal of the allowance is permitted for subsequent recoveries of the appraised asset.

Under U.S. GAAP, in accordance with ASC 360-10, Property, Plant, and Equipment, “Impairment or Disposal of Long-Lived Assets” an impairment test for a long-lived asset must be performed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Reversal of impairment is not permitted for subsequent recoveries in the fair value of the asset.

Under U.S. GAAP and based on triggering events and subsequent calculations following the above-mentioned guidance, Grupo Aval recorded impairments in long-lived assets in June 30, 2010. This adjustment relates to the timing differences between both GAAPs because, while under Colombian Banking GAAP impairment is reviewed every three years, under U.S. GAAP it is based on triggering events.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

d)	Reappraisal of assets

In accordance with Colombian Banking GAAP, reappraisals of a portion of Grupo Aval’s property, plant and equipment, equity investments and other non-monetary assets are made periodically. Technical appraisals for property, plant and equipment are performed every three years.  Under U.S. GAAP, such reappraisals of assets are not allowed, and therefore, are reversed for the purpose of this U.S. GAAP reconciliation.

e)	Allowance for loan, lease losses and foreclosed assets

As established by the Superintendency of Finance, the methodology for evaluating loans and financial leases under Colombian Banking GAAP is based on their inherent risk characteristics and serves as a basis for recording provisions based on loss percentage estimates. Under Colombian Banking GAAP, the loan loss allowance is determined and monitored on an ongoing basis, and is established through periodic provisions charged to the Statement of Income. For microcredit and mortgage loans, there are no models for  provisioning such loans; therefore,  the Superintendency of Finance has established certain percentages of provision according with the risk category established based on its past due days and a general  additional provision  of 1% of the total of these loans.

ASC 310 Subsequent measurement analysis

Management uses a systematic methodology, to evaluate the amount of allowance for loan losses and the resultant provisions for loan losses it considers adequate to provide for probable inherent losses in the portfolio.

Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the original loan agreement, including contractual interest payments. When a loan has been identified as impaired, the amount of impairment is measured using cash flow of expected repayments discounted using the loan’s contractual interest rate or at the fair value of the underlying collateral less estimated selling costs when it is determined that the source of repayment is the liquidation of the underlying collateral.

ASC 450 Loss contingency Analysis

To calculate the allowance required for smaller-balance impaired loans and all performing loans, Grupo Aval performs an analysis of historical losses from our consumer and performing commercial loan portfolios in order to estimate losses for U.S. GAAP purposes resulting from loan losses that had been incurred in such loan portfolios at the balance sheet date, but which had not been individually identified. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Historical loss rates used in the process are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses. Many factors can affect Grupo Aval’s estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity.

In addition, for U.S. GAAP purposes, Grupo Aval maintains a provision for credit losses on off-balance sheet credit instruments, including commitments to extend credit, guarantees granted, standby letters of credit and other financial instruments. This provision is recorded as a liability. Grupo Aval follows the same methodology described for allowance for loans losses, including an estimated probability of drawdown by the borrower.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

The following summarizes the allowance for loan and lease losses and foreclosed assets under Colombian Banking GAAP and U.S. GAAP:

	June 30, 2010		December 31, 2009
Allowance for loans losses, financial leases losses and other receivables under Colombian Banking GAAP
Allowance for loans and financial lease losses	Ps.	(1,981,783)	Ps.	(1,881,074)
Allowance for accrued interest and other receivables (*)		(174,803)		(176,565)
		(2,156,586)		(2,057,639)
Difference recognized in shareholders’ equity under U.S. GAAP		336,798		259,953
Allowance for certain variable interest entities (See iv)r)		(214,690)		(204,265)
Allowance for loans losses, financial leases losses and other receivables under U.S. GAAP		(2,034,478)		(2,001,951)
Allowance for foreclosed assets under Colombian Banking GAAP		(114,344)		(123,524)
Difference recognized in shareholders’ equity under U.S. GAAP		13,301		36,729
Allowance for foreclosed assets (included in other assets)		(101,043)		(86,795)
Total difference recognized in shareholders’ equity under U.S. GAAP	Ps.	350,099	Ps.	296,682

(*)	Balances of other receivables as of June 30, 2010 and December 31, 2009 amounted to Ps. 445,962 and Ps. 475,866, respectively, were presented in the condensed balance sheet as “Other assets”.

An analysis of the activity in the allowance for loans and financial lease losses under U.S. GAAP for the six-month periods ended June 30, 2010 and 2009 is as follows:

	June 30, 2010		June 30, 2009
Allowance at the beginning of the year	Ps.	(2,001,951)	Ps.	(1,755,937)
Provisions recorded during the year		(350,263)		(491,008)
Charge-offs		368,883		338,608
Recovery of charge-offs		(51,147)		(36,998)
Allowance at the end of the period	Ps.	(2,034,478)	Ps.	(1,945,335)

The average recorded investments in impaired loans were approximately Ps.1,412,503 and Ps.1,336,710 for the six-month periods ended June 30, 2010 and 2009, respectively, and the related allowance for loan losses in respect of those impaired loans totaled Ps. 741,676 and Ps. 630,030, respectively.

The interest income that would have been recorded for impaired loans in accordance with the original contractual terms amounted to Ps. 216,184 and Ps.238,530 for the six-month periods ended June 30, 2010 and 2009, respectively.

For the six-month periods ended June 30, 2010 and 2009, Grupo Aval recognized interest income of approximately Ps.80,454 and Ps.109,589, respectively, on such impaired loans.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

Foreclosed assets

In accordance with Colombian Banking GAAP, foreclosed assets are recognized at fair value and should be sold within two years from the date of foreclosure.  During the first year following the date of foreclosure of a real estate asset, a provision equal to 30% of the carrying value of the asset and 35%  in the case of non-real estate at the time of receipt is recognized in the Consolidated Statement of Income in proportional monthly installments. This provision increases by an additional percentage in subsequent years following the date of foreclosure of the asset.

Under U.S. GAAP ASC 310-40, foreclosed assets shall be classified as assets “held-for-sale” and recognized at the lower of its carrying amounts at foreclosure or fair value less the cost to sell, in the period in which certain criteria established in the standard are met.

Therefore, foreclosed assets population under analysis are the same under both Colombian Banking GAAP and the U.S. GAAP adjustment reflects the reversal of a portion of the provisions recorded under Colombian Banking GAAP to adjust the value of the asset to the lower of its carrying amount at the date of foreclosure or fair value less costs to sell.

f)	Loan origination fees and costs

Under Colombian Banking GAAP, Grupo Aval recognizes as income loan origination fees on loans, lines of credit and letters of credit when collected and records related direct costs when incurred. Under U.S. GAAP, loan origination fees and certain direct loan origination costs that are required to be recognized as a yield adjustment over the life of the related loans are recognized by the interest method, except for certain loan agreements, such as revolving lines of credit and credit cards, which are recognized on a straight line basis over the period of the revolving line of credit or for which the credit cards is active.

g)	Interest recognition on non-accrual loans

For Colombian Banking GAAP purposes, Grupo Aval established that interest ceases to be accrued in the consolidated Statement of Income and begins to be recorded in Memorandum Accounts until effective payment is collected after a loan is in arrears for more than a certain time.

For this reconciliation to U.S. GAAP, Grupo Aval discontinues accrual of interest income once a loan becomes more than 90 days past due in accordance with customary practices for U.S. banks.

h)	Deferred charges and other assets

For Colombian Banking GAAP purposes, Grupo Aval has deferred certain expenses and other charges. These charges are expensed as incurred under U.S. GAAP.

Debt issuance costs are amortized over the life of the related debt by which the costs were incurred under Colombian Banking GAAP and U.S. GAAP.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

i)	Investment securities and derivatives

1) Investment securities

The table below provides details regarding the differences in investment securities between Colombian Banking GAAP and U.S. GAAP:

	Net income				Shareholders´ equity
	June 30, 2010		June 30, 2009		June 30, 2010		December 31, 2009

Differences in classification of Held-to-Maturity investments and fair value adjustment	Ps.	(650)	Ps.	11,701	Ps.	4,325	Ps.	15,331
Impairment on investments		(300)		(350)		3,760		5,380
Reversal of provision for market risk COLGAAP		91,838		-		91,838		-
Foreign exchange on Available-for-sale investments		1,725		20,431		-		-
	Ps.	92,613	Ps.	31,782	Ps.	99,923	Ps.	20,711

The Ps. 91,838 adjustment as of June 30, 2010 was related to the reversal of an additional provision recorded under Colombian Banking GAAP with respect to one particular investment, Sociedad de Inversiones en Energía (“SIE"). This additional provision was recorded by management considering possible scenarios and expectations of future decreases in fair value as permitted by the Superintendency of Finance. Under U.S. GAAP, this provision was reversed since no other than temporary impairment had occurred as of the reporting date. SIE was not undergoing financial difficulties and did not meet the other than temporary impairment criterion under ASC 320-10-35. As of June 30, 2010, SIE was classified as Level 1 in the fair value hierarchy and was, accordingly, measured using unadjusted quoted market prices. Since its fair value was above its cost, it was not subject to impairment under U.S. GAAP.

The adjustments shown in the table relate to investments in debt securities, equity securities with readably determinable fair value and derivative instruments:

(a)           Under U.S. GAAP and Colombian Banking GAAP, investment securities are classified and measured in a similar manner, except for the following:

Certain investment securities, classified as Held-To-Maturity “HTM” under Colombian Banking GAAP, are presented under U.S. GAAP as “Available-for-sale” with an adjustment in the related fair value.

Under Colombian Banking GAAP, the Superintendency of Finance allows recognition at amortized cost of certain investment securities classified as trading or Available-for-sale. Under U.S. GAAP all debt securities classified as trading or Available-for-sale are recorded at fair value determined according to ASC 820-10 requirements.

(b)           Impairment on investments

Under Colombian Banking GAAP, in the case of the impairment of securities, Grupo Aval follows the requirements of the Superintendency of Finance. Based on such guidance, a credit risk qualification  analysis is performed for both debt and equity securities, based on this analysis a credit risk rating will be assigned to each investment, setting mandatory provisions depending on the credit risk level determined for the investment.

Under U.S. GAAP, a decline in the estimated fair market value of Held-to-Maturity or Available-for-sale debt or equity securities compared with the amortized cost is charged to earnings for the year management considers that this decrease is other than temporary.

For debt securities, when an entity does not intend to sell an impaired debt security, and it is more likely than not it will be required to sell the security prior to recovery, the entity must determine whether it will recover its amortized cost basis. If it concludes it will not, a credit loss exists and the resulting Other Than Temporary Impairment is separated into the amount representing the credit loss, which is recognized in earnings and the amount related to all other factors, which is recognized in Other Comprehensive Income (OCI).

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

(c)           Foreign exchange on Available-for-sale investments

Under Colombian Banking GAAP, fluctuations in fair value resulting from changes in foreign currency exchange rates on Available-for-sale debt securities are reflected in the Consolidated Statements of Income. In accordance with U.S. GAAP, changes in the fair value of Available-for-sale debt securities as a result of changes in foreign currency exchange rates are reflected in shareholders’ equity.

Additional disclosures for investment securities

The following tables are included with the purpose of complementing ASC 320-10 disclosure requirements of investment securities:

As of June 30, 2010

Securities Available-for-sale

			Gross			Gross
	Cost		unrealized			Unrealized	Fair value
	Basis		gains			Losses
Debt securities
Securities issued or secured by Colombian government	Ps.	7,106,315	Ps.	160,174	Ps.	(22,043)	Ps.	7,244,446
Securities issued or secured by Colombian government entities		314,322		9,025		(4,302)		319,045
Securities issued or secured by other financial entities		126,710		2,643		(1,230)		128,123
Securities issued or secured by foreign governments		138,356		12,010		(14)		150,352
Other		674,926		22,889		(3,194)		694,621
		8,360,629		206,741		(30,783)		8,536,587
Equity securities
Bolsa de Valores de Colombia S.A.		13,175		30,258		-		43,433
Empresa de Energía de Bogotá S.A. E.S.P.		225,827		184,420		-		410,247
Gas Natural S.A. E.S.P.		29,225		29,852		-		59,077
Mineros S.A.		50,258		59,395		-		109,653
Promigás S.A. E.S.P.		402,651		238,892		-		641,543
Sociedad de Inversiones en Energía S.A.		56,402		151,322		-		207,724
		777,538		694,139		-		1,471.677
Total investments Available-for-sale and unrealized gains (losses) in OCI	Ps.	9,138,167	Ps.	900,880	Ps.	(30,783)	Ps.	10,008,264

As of December 31, 2009

Securities Available-for-sale

	Cost Basis	Gross unrealized gains		Gross unrealized losses		Fair value
Total investments Available-for-sale and unrealized gains (losses ) in OCI	Ps 7,587,085	Ps.	924,543	Ps.	(52,368)	Ps.	8,459,260

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

As of June 30, 2010

Securities Held-to-maturity

	Amortized Cost		Gross unrealized gains		Gross unrealized losses		Fair value
Securities issued or secured by Colombian Government	Ps.	1,043,855	Ps.	1,041	Ps.	(99,378)	Ps.	945,518
Securities issued or secured by Colombian Government entities		1,973,920		125		(20,376)		1,953,669
Securities issued or secured by other financial entities		13,064		194		-		13,258
Securities issued or secured by foreign Governments		11,973		5		(1)		11,977
Other		35,287		1,765		(13)		37,039
Total	Ps.	3,078,099	Ps.	3,130	Ps.	(119,768)	Ps.	2,961,461

As of December 31, 2009

Securities Held-to-maturity

	Cost Basis		Gross unrealized gains		Gross unrealized losses		Fair value
Total	Ps.	2,982,311	Ps.	2,570	Ps.	(156,156)	Ps.	2,828,725

The scheduled maturities of debt securities at June 30, 2009 were as follows:

	Available-for-sale				Held-to-maturity
	Amortized cost		Fair value		Amortized cost		Fair value
Due in one year or less	Ps.	288,691	Ps.	291,363	Ps.	2,071,467	Ps.	2,057,550
Due from one year to five years		3,801,115		3,838,254		847,014		769,729
Due from five years to ten years		3,196,740		3,261,303		159,618		134,182
Due more than ten years		1,074,083		1,145,667		-		-
Total	Ps.	8,360,629	Ps.	8,536,587	Ps.	3,078,099	Ps.	2,961,461

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

Unrealized Losses Disclosure

The following table presents debt securities classified as Available-for-sale  and Held-to-maturity that have been in a continuous unrealized losses disclosure as of June 30, 2010 and December 31, 2009:

Unrealized losses as of June 30, 2010	Cost basis		Gross unrealized Loss		Fair value
Available-for-sale - Debt securities less than 12 months
Securities issued or secured by Colombian government	Ps.	2,557,718	Ps.	(16,813)	Ps.	2,540,905
Securities issued or secured by other financial entities		37,150		(162)		36,988
Securities issued or secured by foreign governments		7,019		(14)		7,005
Other		209,782		(386)		209,396
		2,811,669		(17,375)		2,794,294
Available-for-sale - Debt securities more than 12 months
Securities issued or secured by Colombian government		272,622		(5,230)		267,392
Securities issued or secured by government entities		83,852		(4,302)		79,550
Securities issued or secured by other financial entities		26,612		(1,068)		25,544
Other		71,442		(2,808)		68,634
		454,528		(13,408)		441,120
Total Available-for-sale		3,266,197		(30,783)		3,235,414
Securities Held-to-maturity less than 12 months
Securities issued or secured by Colombian government		32,541		(267)		32,274
Securities issued or secured by government entities		1,449,548		(17,896)		1,431,652
Other		38,559		(1)		38,558
		1,520,648		(18,164)		1,502,484
Securities Held-to-maturity more than 12 months
Securities issued or secured by Colombian government		1,041,414		(99,111)		942,303
Securities issued or secured by government entities		167,666		(2,480)		165,186
Other		2,008		(13)		1,995
		1,211,088		(101,604)		1,109,484
Total Held-to-maturity		2,731,736		(119,768)		2,611,968
Total investments with unrealized losses	Ps.5,997,933		Ps.	(150,551)	Ps.	5,847,382
Total investments with unrealized losses more than 12 months	Ps.	1,665,616	Ps.	(115,012)	Ps.	1,550,604

Unrealized losses as of December 31, 2009	Cost basis		Gross unrealized Loss		Fair value
Available-for-sale - Debt securities less than 12 months	Ps.	2,973,632	Ps.	(41,877)	Ps.	2,931,755

Available-for-sale - Debt securities more than 12 months		271,345		(10,491)		260,854
Total Available-for-sale		3,244,977		(52,368)		3,192,609
Securities Held-to-maturity less than 12 months		1,503,211		(16,176)		1,487,035

Securities Held-to-maturity more than 12 months		1,322,248		(139,980)		1,182,268
Total Held-to-maturity		2,825,459		(156,156)		2,669,303
Total investments with unrealized losses	Ps.	6,070,436	Ps.	(208,524)	Ps.	5,861,912
Total investments with unrealized losses more than 12 months	Ps.	1,593,593	Ps.	(150,471)	Ps.	1,443,122

The amount of realized gain or (loss) on trading securities included in earnings during the six-month periods ended June 30, 2010 and 2009  was Ps.62,127 and Ps.44,089, respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

As of June 30, 2010 losses with more than twelve months amounted to Ps.115,012, are represented primarily by mandatory securities issued or secured by the Colombian government. Grupo Aval considers this decline in fair value as temporary, due to the fluctuations in the interest rates; however, those events do not affect the issue´s creditworthiness. Grupo Aval has the ability and intent to hold these securities for a period of time sufficient to recover all gross unrealized losses. Accordingly, Grupo Aval has not recognized any other-than temporary impairment for these securities. These securities pay a fixed interest rate and have an average maturity less than five years.

2) Derivatives

Under Colombian Banking GAAP, the fair value measurement of derivative instruments is similar to U.S. GAAP, specifically ASC 820, except for the fact that Colombian Banking GAAP does not consider in the determination of fair values own credit risk, counterparty risk and consideration of collateral.

Additional disclosures for derivatives

The table below is included in accordance with ASC 820-10 disclosures requirements and  presents the financial position of the derivatives contracts recorded to the caption “other assets” and “other liabilities” as of December 31, 2009 and 2008 and their gain and loss recognized in the Consolidated Statement of Income:

	Asset
As of	June 30, 2010					December 31, 2009
	Notional amount		Fair Value		Average maturity (days)	Notional amount		Fair Value		Average maturity (days)
Interest rate contracts (1)	Ps.	305,992	Ps.	4,157	494	Ps.	238,654	Ps.	3,610	791
Foreign exchange contracts (1)		7,853,795		234,413	106		8,049,547		242,927	77
Total	Ps.	8,159,787	Ps.	238,570		Ps.	8,288,201	Ps.	246,537

	Liability
Interest rate contracts (2)	Ps.	404,982	Ps (5,631)		531	Ps.	286,451	Ps.	(3,430)	605
Foreign exchange contracts (2)		7,366,438		(202,726)	149		8,186,693		(206,750)	125
Total	Ps.	7,771,420	Ps.	(208,357)		Ps.	8,473,144	Ps.	(210,180)

(1)	Presented in the balance sheet within “Other assets”.

(2)	Presented in the balance sheet within “Other liabilities”.

The following table presents the gain or (loss) from derivatives not designated as hedging instruments during the six-month periods ended June 30, 2010 and 2009:

	June 30, 2010		June 30, 2009
Location of Gain or (Loss) Recognized in income on Derivative	Amount of gain or (loss) recognized in income on Derivative		Amount of gain or (loss) recognized in income on Derivative
Income from fair value adjustment and interest	Ps.	2,243,957	Ps.	661,370
Loss from fair value adjustment in foreign currency		(2,139,429)		(545,830)
	Ps.	104,528	Ps.	115,540

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

The following table presents the volume of operations at June 30, 2010 and December 31, 2009:

	June 30, 2010		December 31, 2009
Derivatives not designated as hedging instruments under ASC 815	Notional amounts as of
Interest rate contracts	Ps.	674,623	Ps.	524,783
Foreign exchange contracts		12,557,493		13,419,661
	Ps.	13,232,116	Ps.	13,944,444

j)	Investments in unaffiliated companies

This adjustment relates to investments in equity securities classified as Available-for-sale under Colombian Banking GAAP where Grupo Aval has no significant influence over the investee’s operations.

Under Colombian Banking GAAP, these investments are initially recognized at cost and subsequently measured depending on the liquidity of the security and the market of reference where it is traded, Colombia or other countries than Colombia, even though Grupo Aval has no significant influence. Under U.S. GAAP, these investments where an investor does not have significant influence over the investee operation, are accounted at fair value if it is fair value readily determinable.

The U.S. GAAP adjustment on shareholders´ equity relates to the following unaffiliated companies:

	June 30, 2010						December 31, 2009
Equity securities	Amount under Colombian Banking GAAP		U.S. GAAP adjustments		Amount under U.S. GAAP		Amount under Colombian Banking GAAP		U.S. GAAP adjustments		Amount under U.S. GAAP
Promigás S.A.	Ps.	667,900	Ps.	(26,357)	Ps.	641,543	Ps.	663,484	Ps.	23,710	Ps.	687,194
Empresa de Energía de Bogotá S.A.		410,247	-			410,247		382,175		7,134		389,309
Gas Natural S.A. E.S.P.		53,480	5,597			59,077		53,480		8,707		62,187
Sociedad de Inversiones en Energía S.A.		207,724	-			207,724		18,985		183,814		202,799
Tableros y Maderas de Caldas S.A.		-	-			-		17,963		-		17,963
Enka de Colombia S.A.		-	-			-		-		-		-
	Ps.	1,339,351	Ps. (20,760)		Ps.	1,318,591	Ps.	1,136,087	Ps.	223,365	Ps.	1,359,452

As of June 30, 2010 and 2009, for Colombian Banking GAAP purposes, Grupo Aval’s subsidiary Corficolombiana, in compliance with local regulatory requirements, reclassified certain securities from “Available-for-sale” to “Trading” with fair value of Ps.1,259,513 and  Ps. 55,968 and unrealized gains of Ps. 209,306 and Ps. 25,683  at June 30, 2010 and 2009, respectively, with the corresponding impact in the Company’s net income for the six-month period ended June 30, 2010 and 2009.

As of June 30, 2010, Grupo Aval is reflecting a Ps. 209,306 decrease in the reconciliation of net income between Colombian Banking and U.S. GAAP. This decrease was mainly related to Sociedad de Inversiones en Energía, S.A., Ps. 183,814, during the first semester of 2010 for Colombian Banking GAAP purposes Grupo Aval adjusted this investment from cost to fair value, following the methodology prescribed by the Superintendency of Finance, under U.S. GAAP this investment has been presented at fair value as stated in ASC 820 for all periods reconciled. Since Grupo Aval holds a 35.2% interest in Corficolombiana, 64.8% of this adjustment would be affecting the non-controlling interest.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

k)	Investments in affiliated companies

This adjustment relates to investments in equity securities where Grupo Aval exercises significant influence over the investee’s operations. Under Colombian Banking GAAP, investments in affiliated companies are recorded similar to investments in unaffiliated companies.

Under U.S. GAAP, these investments are recognized under the equity method of accounting determined, using the latest audited financial statements issued by the investee and prepared under Colombian Banking GAAP and adjusted to U.S. GAAP with effect in the Consolidated Statement of Income.

l)	Lessor accounting

Under Colombian Banking GAAP, from the standpoint of the lessor, leases are classified as either financial or operating leases based on legal terms.  Agreements with bargain purchase option are recognized as direct financial leases. Other agreements are recognized as operating leases. Assets provided through financial lease agreements are recorded as loans while assets provided through operating lease agreements are recorded as property, plant and equipment.

Under U.S. GAAP, leases are classified as either financial or operating leases based on the economic substance of the agreements using criteria established by ASC 840-10. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased property less unearned income.

m)	Business combinations

Purchase method of accounting

Under Colombian Banking GAAP, the accounting for business combinations requires that the purchase price be allocated to the acquired assets and liabilities on the basis of their book value, the difference between the purchase price without including acquisition costs is recognized as goodwill. Goodwill is amortized for acquisition before 2006 over a 10 year period and for acquisitions effective after this date, over a period of 20 years.

Under Colombian Banking GAAP, the statements of income of the acquiring companies for the period in which a business combination occurs include the income of the acquired company as if the acquisition had occurred on the first day of the year in which acquisition is consummated. For U.S. GAAP purposes, earnings of an acquired company are recognized as from the date of the acquisition.

With regards to business combinations, the purchase method of accounting under U.S. GAAP requires that the purchase price be allocated to the identifiable acquired assets and liabilities, including intangible assets on the basis of fair value. The difference between such amount and the purchase price, including acquisition costs, is recognized as goodwill. Goodwill is not amortized but subject to an annual impairment test.

Grupo Aval did not have any business combinations in 2009 or thereafter and this adjustment thus only relates to business combination consummated prior to 2009. For June 30, 2010 under U.S. GAAP no impairment was recognized against goodwill.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

n)	Non-controlling interest

Under Colombian Banking GAAP, the non-controlling interest is presented as a separate line within total liabilities and thus, outside the Shareholders’ Equity.

For U.S. GAAP purposes, it is required the non-controlling interest in subsidiaries to be classified as a separate component of Shareholders’ Equity in the Consolidated Financial Statements. Additionally, Consolidated Net Income and Comprehensive Income are reported with separate disclosures of the amounts attributable to the parent company and the non-controlling interest.

The following is the reconciliation of non-controlling interests between Colombian Banking GAAP and U.S. GAAP:

	June 30, 2010		December 31, 2009
Non-controlling interest under Colombian Banking GAAP	Ps.	4,077,292	Ps.	4,037,971
Adjustments incorporated under U.S. GAAP reconciliation:
Non-controlling interest in reappraisal of assets (1)		(753,967)		(969,430)
Non-controlling interest participation in U.S. GAAP adjustments		405,712		542,510
Business combination (2)		122,016		122,398
Non-controlling interest in variable interest entities		8,861		17,741
		(217,378)		(286,781)
Non-controlling interest under U.S. GAAP	Ps.	3,859,914	Ps.	3,751,190

(1)	This adjustment relates to the reversal of the participation of the non-controlling interest in reappraisal of assets.

(2)
During 2005, Corporación Financiera del Valle “Corfivalle” (an entity not controlled by Grupo Aval) acquired the shares of Corporación Financiera Colombiana (a subsidiary of Grupo Aval) with an exchange of equity interest. With this transaction Grupo Aval acquired the control of  “Corfivalle”, (transaction commonly referred to as reverse acquisition) which was recorded for U.S. GAAP reconciliation purposes according to ASC 323 (previously EITF 98-13), determining the fair value of the asset given, of the net assets acquired and the fair value of the non-controlling interest after the merger process.

o)	Guarantees and contingencies

1)	Guarantees

Under Colombian Banking GAAP, at the inception of the guarantees, Grupo Aval recognizes in Memorandum Accounts the full guaranteed amount. Any premium received is recognized as collected in the Consolidated Statements of Income.

Under U.S. GAAP, at the inception of a guarantee, Grupo Aval recognizes in its Consolidated Balance Sheet a liability for all guarantees granted. The liability recognized is the premium received or receivable which represents the fair value of the guarantee at its inception and it is subsequently amortized over the term of the guarantee.

2)	Contingencies

This difference increases Shareholders´ Equity under U.S. GAAP by Ps.6,580 and Ps. 2,936 in June 30, 2010 and December 31, 2009, respectively, and (decreases) increases the Consolidated Statements of Income by Ps. 3,644 and Ps.5,634 for the six-month period ended on June 31, 2010 and 2009, respectively. Due to the reversal of certain provisions not considered “probable” from a U.S. GAAP standpoint.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

p)	Equity tax

Under Colombian Banking GAAP, the equity tax is permitted to be recorded directly in Shareholders´ Equity.  Under U.S. GAAP, tax expense derived from the equity tax is recorded directly on the Consolidated Statements of Income.

q)	Securitizations

Grupo Aval, through its subsidiary AV Villas, securitizes performing and non-performing mortgage housing loans through third parties. These securitizations are a source of funding for Grupo Aval in addition to transferring the economic risk of the performing mortgage housing loans to third parties.

The most recent amendments to ASC 860, issued in ASU 2009-16 are effective for financial asset transfers occurring after the beginning of each entity's first annual reporting period after November 15, 2009, for interim periods within that first annual reporting period. Additionally, on or after the effective date, existing qualifying special-purpose entities (“QSPEs”) must be evaluated for consolidation by reporting entities in accordance with the applicable consolidation guidance in the FASB Accounting Standards Codification. The adoption of these amendments did not have a significant impact on Grupo Aval financial statements.

r)	Variable interest entities

Grupo Aval’s management has identified the following VIEs in accordance with the variable interest model as prescribed in U.S. GAAP, and concluded that Grupo Aval itself should be regarded as primary beneficiary. The table below provides details regarding the nature, purpose, size, activities of the entity and nature of Grupo Aval´s involvement with the entity.

Entity	Nature	Purpose	Activities of the entity	Nature of Grupo Aval´s involvement with the entity	Total Assets
					June 30, 2010		December 31, 2009
Megabanco Foreclosed Assets Trust	Trust managed by Helm Fiduciaria	Sale of non- performing assets	Administration and sale of non performing assets	Primary beneficiary of expected losses and returns	Ps.	13,684	Ps.	3,974
Corficolombiana Banco de Bogotá A Trust	Trust managed by Fiduciaria Bogotá	Collection of non -performing loans	Administration and collection of non- performing loans	Primary beneficiary of expected losses and returns		11,286		1,877
Securitizations TECH 1 & 2	Securitization of mortgage loans managed by Fiduciaria de Occidente	Collection of non -performing loans	Administration and collection of non- performing loans	Primary beneficiary of expected losses and returns		11,569		1,203
Foreclosed Assets & Mortgage Loans Trust	Securitization of mortgage loans	Collection of non -performing loans	Administration and collection of non- performing loans	Primary beneficiary of expected losses and returns		10,237		61,351
Total					Ps.	46,776	Ps.	68,405

In addition and due to the consolidation of certain VIEs, Grupo Aval recognized additional allowance under U.S. GAAP of Ps. 214,690 and Ps.204,265 as of June 20, 2010 and December 31, 2009, respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

The table below presents a summary of the assets and liabilities of VIEs under U.S. GAAP which have been consolidated on Grupo Aval’s Consolidated Balance Sheet at June 30, 2010 and December 31, 2009:

	June 30, 2010		December 31, 2009

Assets
Loans and other receivables	Ps.	203,712	Ps.	201,883
Foreclosed assets		57,754		41,469
Allowance for loan losses of loans, other receivables and foreclosed assets		(214,690)		(204,265)
Other assets		-		29,318
Total assets	Ps.	46,776	Ps.	68,405
Total liabilities	Ps.	4,957	Ps.	-
Total controlling interests shareholders' equity		32,958		50,664
Total non-controlling interests		8,861		17,741
Total shareholders´ equity		41,819		68,405
Total liabilities and shareholders' equity	Ps.	46,776	Ps.	68,405
Net income (loss) attributable to Grupo Aval	Ps.	(17,706)	Ps.	(23,820)

Grupo Aval´s maximum exposure to loss as a result of its involvement with VIEs was Ps.46,776 and Ps. 46,460 at June 30, 2010 and December 31, 2009, respectively.

Grupo Aval did not provide any additional financial support to these or other VIEs during 2009. Further, Grupo Aval does not have any contractual commitments or obligations to provide additional financial support to these VIEs. Investors in debt securities issued by the securitization entities have no recourse to other assets of Grupo Aval.

In December 2009, the FASB issued ASU 209-17. The amendments in ASU 209-17 replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of the variable interest entity that most significantly affects the entity’s economic performance and (2) the obligation to absorb losses, or the right to receive benefits from, the entity. The adoption of these amendments did not have a significant impact on Grupo Aval financial statements.

s)	Consolidation

Under Colombian Banking GAAP, an entity is consolidated when it is owned, directly or indirectly, 50% or more of the outstanding voting shares, as well as company in which despite holding less than 50% of the outstanding voting shares, the holding company controls it, except for companies received as foreclosed assets held for sale. The majority interest in Inca Furehauf S.A. was received as a foreclosed asset by certain subsidiaries of Grupo Aval. In accordance to Colombian Banking GAAP, this entity was not consolidated and it was classified as foreclosed asset.

Under U.S. GAAP, Inca Furehauf S.A. is consolidated since Grupo Aval holds more than 50% interests and controls the investee.

t)	Cumulative translation adjustment

For Colombian Banking GAAP purposes, translation adjustments resulting from subsidiaries with a functional currency different from the reporting currency (Colombian pesos) are included in the Consolidated Statement of Income.

Under U.S. GAAP, according to ASC 830 and ASC 220, translation adjustments are presented as a component of Shareholders’ Equity within Other Comprehensive Income.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

u)	Earnings per share

The following table summarizes information related to the computation of basic EPS for the six-month periods ended June 30, 2010 and 2009 (in millions of pesos, except per share data):

	June 30, 2010		June 30, 2009
U.S. GAAP consolidated net income	Ps.	798,183	Ps.	774,465
Less: participation of non-controlling interest		(365,741)		(372,865)
Net income attributable to common shareholders	Ps.	432,442	Ps.	401,600
Weighted average number of common shares outstanding used in basic EPS calculation		13,943,980,671		13,929,520,520

Basic and diluted earnings per share (U.S. GAAP):
Income per share attributable to common shareholders (pesos)	Ps.	31.013	Ps.	28.831

v)	Estimated Fair Value of Financial Instruments

Items Measured at Fair Value on a Recurring Basis

The following table presents, for each of the fair-value hierarchy levels, Grupo Aval’s assets and liabilities measured at fair value on a recurring basis at June 30, 2010 and December 31, 2009 based on the Consolidated Balance Sheets under Colombian Banking GAAP.

	Fair value measurements at June 30, 2010						Balance
	Level 1		Level 2		Level 3
Assets
Trading account	Ps.	3,620,913	Ps.	496,750	Ps.	28,921	Ps.	4,146,584
Investment securities
Debt securities		7,853,651		654,061		28,875		8,536,587
Equity securities		771,057		700,620		-		1,471,677
Derivatives		-		177,862		60,708		238,570
Liabilities
Derivatives		-		(208,357)		-		(208,357)
Total	Ps.	12,245,621	Ps.	1,820,936	Ps.	118,504	Ps.	14,185,061
% total		86.33%		12.84%		0.84%		100.00%

	Fair value measurements at December 31, 2009						Balance
	Level 1		Level 2		Level 3
Assets
Trading account	Ps.	4,197,666	Ps.	953,176	Ps.	24,569	Ps.	5,175,411
Investment securities
Debt securities		6,133,618		798,152		28,356		6,960,126
Equity securities		749,753		749,381		-		1,499,134
Derivatives		-		205,997		40,540		246,537
Liabilities
Derivatives		-		(210,180)		-		(210,180)
Total	Ps.	10,081,037	Ps.	2,496,526	Ps.	93,645	Ps.	13,671,028
% total		81.05%		18.26%		0.68%		100.00%

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

Grupo Aval’s derivative instruments classified in Level 3 grouped and presented a net amount of Ps. 60,708 in June 30, 2010 and Ps. 40,540 in December 31, 2009.

The table below presents the reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six-month period ended June 30, 2010 and December 31, 2009.

	Trading account-assets		Available-for-sale		Derivatives
Balance as of January 1, 2010	Ps.	24,569	Ps.	28,356	Ps.	40,540
Total gain or losses (realized / unrealized):
Included in earnings		4,352		2,352		(303)
Included in other comprehensive income		-		-		61,987
Purchase, issuance and settlements		-		(1,833)		(41,516)
Balance as of June 30, 2010	Ps.	28,921	Ps.	28,875	Ps.	60,708

	Trading account-assets		Available-for-sale		Derivatives
Balance as of January 1, 2009	Ps.	25,127	Ps.	26,822	Ps.	52,523
Total gain or losses (realized / unrealized):
Included in earnings		(558)		4,896		47,622
Included in other comprehensive income		-		-		-
Purchase, issuance and settlements		-		(3,362)		(59,605)
Balance as of December 31, 2009	Ps.	24,569	Ps.	28,356	Ps.	40,540

Items Measured at Fair Value on a Nonrecurring Basis

In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (ASC 820 or “FAS 157-2”). FSP FAS 157-2 delayed the effective date of FAS 157 (ASC 820) for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the Consolidated Financial Statements on a recurring basis. The provisions of FSP FAS 157-2 are adopted by Grupo Aval from the fiscal year beginning January 1, 2009. This guidance established the authoritative definition of fair value by setting out a framework for measuring fair value and expanding the required disclosures about fair value measurement.

The Company is required, on a nonrecurring basis to adjust carrying value of certain assets and liabilities or provide valuation allowances. These assets or liabilities primarily include impaired collateralized loans, fixed assets and foreclosed assets recorded at fair value less cost to sell. The fair values of these financial assets which are classified as Level 3, are determined using pricing models, discounted cash flow methodologies, a current replacement cost or similar techniques for which the determination of fair value requires significant management judgment or estimation. The following tables present for each of the fair-value hierarchy levels the bank’s assets and liabilities that are measured at fair value on a nonrecurring basis at June 2010 and December 2009:

At June 30, 2010
	Fair value measurements using			Total gain
	Level 1	Level 2	Level 3	(losses)
Collateralized loans	-	-	1,482	(675)
Foreclosed assets	-	-	65,650	(1,575)
Fixed assets	-	-	2,474	78
Total	-	-	69,606	(2,172)

At December 31, 2009
	Fair value measurements using			Total gain
	Level 1	Level 2	Level 3	(losses)
Collateralized loans	-	-	-	-
Foreclosed assets	-	-	72,096	(2,339)
Fixed assets	-	-	582	(1,404)
Total	-	-	72,678	(3,743)

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

ASC 825 Disclosures

The table below presents the disclosures required by ASC 825 for all assets and liabilities based on the Supplemental Condensed Consolidated Balance Sheets under Colombian Banking GAAP and comparing amounts presented to fair values calculated for U.S. GAAP purposes under ASC 820:

	June 30, 2010				December 31, 2009
	Book value under Colombian Banking GAAP		Estimated Fair Value		Book Value under Colombian Banking GAAP		Estimated Fair Value
Financial assets
Cash and due from banks	Ps.	6,539,635	Ps.	6,539,635	Ps.	5,211,674	Ps.	5,211,674
Overnight funds		2,437,826		2,437,826		2,159,261		2,159,261
Investment securities, net		17,328,781		17,213,255		16,587,295		16,463,398
Loans, net		41,984,738		44,199,523		40,015,587		41,621,545
Bankers’ acceptances		40,963		40,963		40,773		40,878
Derivatives, net		30,682		30,213		37,977		36,357

Financial liabilities:
Deposits		50,257,255		50,365,013		49,348,490		49,448,439
Interbank borrowings and overnight funds		4,194,065		4,194,065		2,753,654		2,753,654
Bankers’ acceptances outstanding		43,263		43,263		41,632		41,632
Borrowings from banks and other		3,932,402		3,940,474		3,854,883		3,859,814
Long-term debt (bonds)		4,347,999		4,494,095		3,422,195		3,545,692

w)	Related party transactions

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with related parties. Unless otherwise indicated below, such transactions are conducted on an arm’s length basis in the ordinary course of business, on terms that would apply to transactions with third parties.

Loans or deposits involving related parties

The following chart presents outstanding amounts of related party transactions involving loans or deposits between Grupo Aval and its consolidated subsidiaries, on one hand, and each of the following individuals and entities.

	At June 30, 2010
	Transactions between Grupo Aval and its subsidiaries and
	Grupo Aval’s directors and key management and their affiliates (1)		Close family members of Mr. Sarmiento Angulo and their Affiliates		Mr. Sarmiento Gutiérrez and his affiliates		Mr. Sarmiento Angulo and his affiliates
Outstanding loans (2)	Ps.	9,046	Ps.	21,625	Ps.	103	Ps.	999,000
Deposits (3)	Ps.	15,743	Ps.	2,850	Ps.	478	Ps.	2,406,000

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

	At December 31, 2009
	Transactions between Grupo Aval and its subsidiaries and
	Grupo Aval’s directors and key management and their affiliates (1)		Close family members of Mr. Sarmiento Angulo and their Affiliates		Mr. Sarmiento Gutiérrez and his affiliates		Mr. Sarmiento Angulo and his affiliates
Outstanding loans (2)	Ps.	6,065	Ps.	19,655	Ps.	90	Ps.	255,000
Deposits (3)	Ps.	8,048	Ps.	6,776	Ps.	670	Ps.	2,280,000

(1)
Excludes Mr. Sarmiento Angulo and Mr. Sarmiento Gutiérrez and their affiliates. Key management includes executive officers of Grupo Aval as well as each of the presidents of its subsidiary banks and, Porvenir and Corficolombiana.

(2)
All outstanding loans were made in the ordinary course of business, on market terms and conditions available to other persons and include loans approved but not yet disbursed. See below “—Loans granted to related parties by our banking subsidiaries.”

(3)
All deposits, including time deposits and investment portfolios, of all related parties held with us are made in the ordinary course of business, held at market rates and conditions available to other persons.

Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates

Certain shareholders of Grupo Aval and their affiliates have granted loans to Grupo Aval and its subsidiaries on an arm’s-length basis. All loans are unsecured and have a five-year term, with a two-year grace period, and a floating interest rate of 3% above the DTF reference interest rate. The following are the outstanding loans granted to Grupo Aval by shareholders of Grupo Aval and their respective affiliates:

Loans granted by Bienes y Comercio S.A., a company beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval in February 2010, with a total outstanding amount of Ps 17,000 million at June 30, 2010; and

Loans granted by Adminegocios & Cía. S.C.A., an affiliate of Mr. Sarmiento Angulo, to Grupo Aval as of June 30, 2010 and December 31, 2009 amounted to Ps.137,403 and Ps. 122,333, respectively.

Services

Seguros de Vida Alfa S.A., or Vida Alfa, a life insurance affiliate of Mr. Sarmiento Angulo, provides insurance required by law, as well as annuities, relating to the mandatory pension funds managed by Porvenir. The insurance provider is selected by Porvenir through a competitive bidding process once every four years. Premiums under this insurance policy are deducted by Porvenir from the individual customers’ account and transferred to Vida Alfa on behalf of the individual customer.

The table below presents the insurance premiums paid for the six-month periods indicated.

Period	Amount
For the six-month period ended June 30, 2010	Ps.	125,704
For the six-month period ended June 30, 2009	Ps.	110,054

Vida Alfa also provides:

•
life insurance, as sole provider and as co-insurer with non-affiliated insurers (pursuant to a competitive bidding process), for individual borrowers of our banking subsidiaries to cover the risk of non-payment upon death. Premiums are paid by the borrowers; and workers compensation for all employees of Grupo Aval and its subsidiaries.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

Seguros Alfa S.A., or “Alfa”, a property and casualty insurance affiliate of Mr. Sarmiento Angulo, provides fire and earthquake insurance for mortgage loans granted by certain of our banks. In addition, Alfa provides surety bonds and property insurance for our subsidiaries. These transactions are conducted on an arm’s-length basis in the ordinary course of business. Alfa has in the past, but not currently, provided bankers blanket bond coverage to our subsidiaries, reinsured under prevailing market conditions, and surety bonds for Corficolombiana’s toll-road concessions. The amounts relating to those transactions are immaterial.

Other

The following companies are beneficially owned by Mr. Sarmiento Angulo, and may continue to, provide services to us and our subsidiaries for amounts that are immaterial: Construcciones Planificadas S.A. (office renovations); Vigía Ltda. (security services); and Corporación Publicitaria S.A. (advertising).

x)	Segments Disclosure
Grupo Aval’s businesses are organized into four operating segments: Banco de Bogotá, Banco de Occidente, Banco Popular and Banco Comercial AV Villas, each of which operates several lines of businesses and regularly reports its consolidated results of operations to our president and board of directors.  Each of our four banks is represented on our board of directors by its respective president, and each of our banks’ presidents is compensated on the basis of the consolidated results of his respective bank.

Grupo Aval does not have any individual external customer which represents 10% or more of the enterprise’s revenues. Over 90% of the operations carried out by Grupo Aval are performed inside Colombia.

The following presents information on reported operating segments profit or loss, and segment assets:

June 30, 2010
	Banco de Bogotá		Banco de Occidente		Banco AV Villas		Banco Popular		Other		Eliminations		Grupo Aval

Total interest income	Ps.	1,535,233	Ps.	706,801	Ps.	331,903	Ps.	634,181	Ps.	3,437	Ps.	(4,562)	Ps.	3,206,993
Total interest expense		(432,402)		(246,971)		(71,472)		(163,559)		(40,916)		8,220		(947,100)
Net interest income		1,102,831		459,830		260,431		470,622		(37,479)		3,658		2,259,893
Total provisions, net		(229,220)		(136,836)		(50,101)		(38,974)		(20)		-		(455,151)
Total fees and other services Income		595,233		142,395		88,820		82,044		-		(7,350)		901,142
Fees and other services expenses		(80,415)		(48,525)		(20,415)		(17,279)		(513)		5,804		(161,343)
Total other operating income		234,918		175,636		2,784		20,550		243,783		(327,003)		350,668
Total operating expenses		(807,134)		(373,743)		(194,557)		(283,558)		(20,036)		5,166		(1,673,862)
Total non-operating income (expense), net		40,475		10,852		3,113		44,724		7,329		631		107,124
Income tax expense		(235,005)		(51,226)		(24,180)		(84,927)		(1,267)		-		(396,605)
Income before non- controlling interest		621,683		178,383		65,895		193,202		191,799		(319,096)		931,866
Non-controlling interest		(232,429)		(990)		(174)		(1,454)		-		(223,219)		(458,266)
Net income attributable to Grupo Aval shareholders	Ps.	389,254	Ps.	177,393	Ps.	65,721	Ps.	191,748	Ps.	191,799	Ps.	(542,315)	Ps.	473,600
Loans and financial leases:
Commercial loans	Ps.	16,423,232	Ps.	6,489,222	Ps.	1,795,835	Ps.	2,891,017	Ps.	-	Ps.	(4,073)		27,595,233
Consumer loans		3,590,783		2,158,744		1,862,301		4,394,199		-		-		12,006,027
Microcredit loans		204,477		-		27,269		24,175		-		-		255,921
Mortgage loans		53,568		11,766		710,346		105,746		-		-		881,426
Financial leases		689,897		2,334,574		-		203,483		-		(40)		3,227,914
Allowance for loan and financial lease losses		(801,815)		(599,055)		(237,168)		(343,745)		-		-		(1,981,783)
Total loans and financial leases, net	Ps.	20,160,142	Ps.	10,395,251	Ps.	4,158,583	Ps.	7,274,875	Ps.	-	Ps.	(4,113)	Ps.	41,984,738
Total assets	Ps.	40,002,003	Ps.	18,123,814	Ps.	6,578,710	Ps.	12,280,411	Ps.	9,462,914	Ps.	(10,431,534)	Ps.	76,016,318

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Stated in millions of Colombian pesos and U.S. dollars)

June 30, 2009
	Banco de Bogotá		Banco de Occidente		Banco AV Villas		Banco Popular		Other		Eliminations		Grupo Aval

Total interest income	Ps.	1,721,847	Ps.	985,642	Ps.	386,375	Ps.	741,015	Ps. 4,561		Ps.	(11,003)	Ps.	3,828,437
Total interest expense		(777,592)		(424,769)		(124,666)		(304,753)		(55,455)		11,003		(1,676,232)
Net interest income		944,255		560,873		261,709		436,262		(50,894)		-		2,152,205
Total provisions, net		(172,065)		(148,397)		(88,176)		(54,565)		-		-		(463,203)
Total fees and other services Income		575,671		132,270		87,327		96,420		-		(6,235)		885,453
Fees and other services expenses		(73,733)		(26,149)		(15,937)		(18,321)		(186)		-		(134,326)
Total other operating income		279,544		139,859		3,203		16,861		214,737		(269,984)		384,220
Total operating expenses		(794,858)		(381,426)		(180,063)		(262,762)		(15,716)		13,228		(1,621,597)
Total non-operating income (expense), net		72,082		8,840		7,124		(5,145)		5,530		(5,236)		83,195
Income tax expense		(257,076)		(81,703)		(23,054)		(62,267)		(700)		-		(424,800)
Income before non- controlling interest		573,820		204,167		52,133		146,483		152,771		(268,227)		861,147
Non-controlling interest		(159,209)		(21,042)		(366)		(951)		-		(218,914)		(400,482)
Net income attributable to Grupo Aval shareholders	Ps.	414,611	Ps.	183,125	Ps.	51,767	Ps.	145,532	Ps.	152,771	Ps.	(487,141)	Ps.	460,665
Loans and financial leases at December 31, 2009:
Commercial loans	Ps.	15,378,246	Ps.	6,392,352	Ps.	1,742,890	Ps.	2,674,376	Ps.	-	Ps.	(48,579)	Ps.	26,139,285
Consumer loans		3,350,169		2,105,461		1,736,402		4,203,817		-		-		11,395,849
Microcredit loans		212,958		-		32,232		40,844		-		-		286,034
Mortgage loans		52,322		11,888		682,412		118,811		-		-		865,433
Financial leases		682,305		2,336,686		-		191,069		-		-		3,210,060
Allowance for loan and financial lease losses		(765,467)		(560,269)		(216,131)		(339,207)		-		-		(1,881,074)
Total loans and financial leases, net at December 31, 2009	Ps.	18,910,533	Ps.	10,286,118	Ps.	3,977,805	Ps.	6,889,710	Ps.	-	Ps.	(48,579)	Ps.	40,015,587
Total assets at December 31, 2009	Ps.	36,475,228	Ps.	18,073,802	Ps.	6,050,333	Ps.	11,149,907	Ps.	7,510,202	Ps.	(8,266,358)	Ps.	70,993,114

KPMG Ltda.	Teléfono (57) (1) 6188100
Calle 90 No. 19C 74	Fax (57) (1) 2185490
Bogotá D.C.	www.kpmg.com.co

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Grupo Aval Acciones y Valores, S.A.:

We have audited the accompanying consolidated balance sheets of Grupo Aval Acciones y Valores, S.A. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aval Acciones y Valores, S.A. and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with generally accepted accounting principles in Colombia and the regulations of the of the Colombian Superintendency of Finance for financial institutions (collectively “Colombian banking GAAP”).

The accompanying consolidated financial statements as of and for the year ended December 31, 2009 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Colombian pesos have been translated into United States dollars on the basis set forth in note 2(c) of the notes of the notes to the consolidated financial statements.

Colombian Banking GAAP varies in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 30 to the consolidated financial statements.

/s/ KPMG Ltda
October 20, 2010
Bogota, D.C., Colombia

GRUPO AVAL ACCIONES Y VALORES S. A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2009 and 2008

(Stated in millions of Colombian pesos and thousands of U.S. dollars)

	Notes	2009(1) U.S. dollars		2009		2008
Assets
Cash and cash equivalents:
Cash and due from banks	3	US$	2,895,551	Ps.	5,211,674	Ps.	5,224,796
Interbank and overnight funds			1,199,663		2,159,261		1,396,476
Total cash and cash equivalents			4,095,214		7,370,935		6,621,272
Investment securities:	4
Debt securities:
Trading			2,732,933		4,918,979		1,981,483
Available-for-sale			3,746,328		6,742,977		4,989,420
Held-to-maturity			1,686,224		3,035,018		2,930,048
Total debt securities			8,165,485		14,696,974		9,900,951
Equity securities:
Trading			446,927		804,420		341,738
Available-for-sale			610,483		1,098,802		1,195,543
Total equity securities			1,057,410		1,903,222		1,537,281
Allowance for investment securities			(7,168)		(12,901)		(10,520)
Total investment securities, net			9,215,727		16,587,295		11,427,712
Loans and financial leases:	5
Commercial loans			14,522,712		26,139,285		25,526,141
Consumer loans			6,331,414		11,395,849		10,370,242
Microcredit loans			158,917		286,034		274,620
Mortgage loans			480,825		865,433		868,992
Financial leases			1,783,476		3,210,060		3,104,030
Allowance for loan and financial lease losses			(1,045,104)		(1,881,074)		(1,625,752)
Total loans and financial leases, net			22,232,240		40,015,587		38,518,273
Interest accrued on loans and financial leases
Accrued interest receivable on loans and financial leases	6		264,196		475,523		603,006
Allowance for accrued interest losses			(38,579)		(69,438)		(47,041)
Total interest accrued on loans and financial leases, net			225,617		406,085		555,965
Bankers’ acceptances, spot transactions and derivatives	7		43,753		78,750		87,787
Accounts receivable, net	6		435,077		783,091		751,214
Property, plant and equipment, net	8		609,178		1,096,454		956,664
Operating leases, net	9		156,973		282,534		255,682
Foreclosed assets, net	10		26,677		48,014		42,589
Prepaid expenses and deferred charges	11		339,787		611,580		521,145
Goodwill, net	12		566,781		1,020,143		1,064,018
Other assets, net	13		427,524		769,497		697,562
Reappraisal of assets	14		1,068,481		1,923,149		1,579,987
Total assets		US$	39,443,029	Ps.	70,993,114	Ps.	63,079,870
Memorandum accounts	24	US$	150,908,463	Ps.	271,618,633	Ps.	232,148,476

(1) See note 2 (c).
The accompanying notes form an integral part of these Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2009 and 2008

(Stated in millions of Colombian pesos and thousands of U.S. dollars)

	Notes	2009(1) U.S. dollars		2009		2008
Liabilities and shareholders’ equity
Deposits:
Non-interest bearing:
Checking accounts		US$	5,284,317	Ps.	9,511,189	Ps.	8,614,393
Other			416,731		750,070		689,069
Total non-interest bearing deposits			5,701,048		10,261,259		9,303,462
Interest bearing:
Checking accounts			905,213		1,629,284		1,696,260
Time deposits	15		8,969,558		16,144,217		16,021,317
Savings deposits			11,841,685		21,313,730		18,029,771
Total interest bearing deposits			21,716,456		39,087,231		35,747,348
Total deposits			27,417,504		49,348,490		45,050,810
Bankers´ acceptances			23,130		41,632		64,927
Interbank borrowings and overnight funds	16		1,529,901		2,753,654		794,846
Borrowings from banks and others	17,27		2,141,733		3,854,883		5,048,405
Accounts payable	18,27		843,664		1,518,503		1,568,612
Accrued interest payable	27		149,515		269,111		381,456
Other liabilities	19		528,226		950,748		856,077
Long-term debt (bonds)	20		1,901,336		3,422,195		2,320,320
Estimated liabilities	21		395,380		711,641		593,593
Non-controlling interest	22		2,243,454		4,037,971		3,191,092
Total liabilities			37,173,843		66,908,828		59,870,138
Shareholders´ equity	23
Subscribed and paid in capital:
Common shares			7,747		13,944		13,929
Additional paid in capital			359,697		647,414		637,853
Retained earnings:
Appropriated			703,390		1,266,025		878,530
Unappropriated			377,626		679,686		441,050
Equity surplus:
Equity inflation adjustments	23		412,909		743,191		746,727
Unrealized gains (losses) on investment securities Available-for-sale			10,193		18,346		(90,272)
Reappraisal of assets	16		397,624		715,680		581,915
Total shareholders’ equity			2,269,186		4,084,286		3,209,732
Total liabilities and shareholders’ equity		US$	39,443,029	Ps.	70,993,114	Ps.	63,079,870
Memorandum accounts	24	US$	150,908,463	Ps.	271,618,633	Ps.	232,148,476

(1) See note 2 (c).
The accompanying notes form an integral part of these Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For years ended December 31, 2009, 2008 and 2007

(Stated in millions of Colombian pesos and thousands of U.S. dollars, except per share data)

	Notes	2009(1) U.S. dollars		2009		2008		2007
Interest income:
Interest on loans		US$	3,010,487	Ps.	5,418,545	Ps.	5,498,412	Ps.	4,046,340
Interest on investment securities			931,691		1,676,942		783,997		616,986
Interbank and overnight funds			82,702		148,854		195,160		173,469
Financial leases			242,053		435,669		477,908		356,136
Total interest income			4,266,933		7,680,010		6,955,477		5,192,931
Interest expense:
Checking accounts			29,545		53,177		48,790		29,107
Time deposits			677,240		1,218,957		1,205,001		725,663
Saving deposits			514,113		925,349		1,206,966		956,057
Total interest expense on deposits			1,220,898		2,197,483		2,460,757		1,710,827
Borrowings from banks and others	27		161,950		291,492		342,712		311,644
Interbank and overnight funds (expenses)			62,042		111,668		164,973		163,181
Long-term debt (bonds)			140,786		253,399		271,732		191,104
Total interest expense			1,585,676		2,854,042		3,240,174		2,376,756
Net interest income			2,681,257		4,825,968		3,715,303		2,816,175
Provisions for loan and financial lease losses, accrued interest and other receivables, net			529,582		953,188		784,961		611,669
Recovery of charged-off assets			(46,236)		(83,219)		(73,184)		(119,713)
Provision for foreclosed assets and other assets			24,034		43,259		50,323		50,842
Recovery of provisions for foreclosed assets and other assets			(14,237)		(25,625)		(48,614)		(63,347)
Total provisions, net			493,143		887,603		713,486		479,451
Net interest income after provisions		US$	2,188,114	Ps.	3,938,365	Ps.	3,001,817	Ps.	2,336,724

(1) See note 2 (c).
The accompanying notes form an integral part of these Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For years ended December 31, 2009, 2008 and 2007
(Stated in millions of Colombian pesos and thousands of U.S. dollars, except per share data)

		2009(1)
	Notes	U.S. dollars		2009		2008		2007
Fees and other services income:
Commissions from banking services		US$	481,126	Ps.	865,974	Ps.	758,099	Ps.	632,998
Branch network services			10,846		19,521		19,086		19,781
Credit card merchant fees			54,326		97,780		91,419		78,235
Checking fees			39,263		70,670		75,203		81,280
Warehouse services			83,179		149,713		166,656		146,841
Fiduciary activities			76,472		137,642		98,965		83,330
Pension plan administration			222,349		400,203		335,910		289,960
Other			66,558		119,798		96,690		103,304
Total fees and other services income			1,034,119		1,861,301		1,642,028		1,435,729
Fees and other services expenses			154,359		277,830		248,115		209,579
Total fees and other services income, net			879,760		1,583,471		1,393,913		1,226,150
Other operating income:
Foreign exchange gains (losses), net			(78,636)		(141,536)		36,547		25,590
Gains on derivative operations, net			159,748		287,528		84,272		83,633
Gains on sales of investments in equity securities, net			2,242		4,036		34,530		15,010
Income from non-financial sector, net (2)			128,468		231,228		200,523		199,817
Dividend income			38,291		68,920		62,616		42,758
Other			129,943		233,883		193,999		138,915
Total other operating income			380,056		684,059		612,487		505,723
Total operating income			3,447,930		6,205,895		5,008,217		4,068,597
Operating expenses:
Salaries and employee benefits			657,774		1,183,920		1,089,019		963,056
Bonus plan payments			23,622		42,516		35,576		33,034
Termination payments			3,988		7,178		6,261		4,188
Administrative and other expenses	25		930,761		1,675,268		1,553,821		1,371,907
Deposit security, net			70,428		126,762		113,051		92,093
Charitable and other donation expenses			4,500		8,100		4,234		2,303
Depreciation			113,980		205,152		188,038		172,777
Goodwill amortization	12		24,169		43,502		37,885		34,840
Total operating expenses			1,829,222		3,292,398		3,027,885		2,674,198
Net operating income			1,618,708		2,913,497		1,980,332		1,394,399
Non-operating income (expense):	26
Other income			204,117		367,387		290,289		359,765
Other expense			(166,520)		(299,717)		(164,851)		(144,457)
Total non-operating income (expense)			37,597		67,670		125,438		215,308
Income before income tax expense and non-controlling interest			1,656,305		2,981,167		2,105,770		1,609,707
Income tax expense	21		(480,193)		(864,294)		(677,336)		(464,835)
Income before non-controlling interest			1,176,112		2,116,873		1,428,434		1,144,872
Non-controlling interest			(584,200)		(1,051,496)		(671,333)		(520,376)
Net income attributable to Grupo Aval shareholders		US$	591,912	Ps.	1,065,377	Ps.	757,101	Ps.	624,496
Earnings per share		US$	0.042	Ps.	76.448	Ps.	54.368	Ps.	46.065
Weighted average number of common fully paid shares outstanding			13,935,966,116		13,935,966,116		13,925,515,234		13,556,944,341
(1)	See note 2 (c).
(2)
Income from non-financial sector reflects the results of Corficolombiana (Banco de Bogotá subsidiary) in its consolidated investments in companies not related to the financial sector, including, among others, Epiandes S.A., Hoteles Estelar S.A., and Organización Pajonales S.A. This result is net of the following operating and administrative expenses for the years ended 2009, 2008 and 2007: Ps. 549,235, Ps. 608,253 and Ps. 639,076, respectively.

The accompanying notes form an integral part of these Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For years ended December 31, 2009, 2008 and 2007
(Stated in millions of Colombian pesos and thousands of U.S. dollars)

	Voting common shares									Equity surplus:
	Millions of shares	Par value		Additional paid-in capital		Retained earnings				Equity inflation adjustments		Unrealized gains (losses) on investments Available-for-sale		Reappraisal of assets		Shareholders’ equity
						Appropriated		Unappropriated
Balance at December 31, 2006	13,327	Ps.	13,327	Ps.	275,740	Ps.	460,775	Ps.	217,958	Ps.	751,695	Ps.	(46,920)	Ps.	407,078	Ps.	2,079,653
Net income	-		-		-		-		624,496		-		-		-		624,496
Transfer to appropriated retained earnings	-		-		-		292,867		(292,867)		-		-		-		-
Issuance of shares	579		579		348,118		-		-		-		-		-		348,697
Changes in equity surplus	-		-		-		-		-		427		(77,192)		123,047		46,282
Dividends declared	-		-		-		(165,736)		(175,912)		-		-		-		(341,648)
Contribution to employee benefit plans	-		-		-		(13)		-		-		-		-		(13)
Balance at December 31, 2007	13,906		13,906		623,858		587,893		373,675		752,122		(124,112)		530,125		2,757,467
Net income	-		-		-		-		757,101		-		-		-		757,101
Transfer to appropriated retained earnings	-		-		-		485,586		(485,586)		-		-		-		-
Issuance of shares	23		23		13,995		-		-		-		-		-		14,018
Changes in equity surplus	-		-		-		-		-		(5,395)		33,840		51,790		80,235
Dividends declared	-		-		-		(194,937)		(204,140)		-		-		-		(399,077)
Contribution to employee benefit plans	-		-		-		(12)		-		-		-		-		(12)
Balance at December 31, 2008	13,929		13,929		637,853		878,530		441,050		746,727		(90,272)		581,915		3,209,732
Net income	-		-		-		-		1,065,377		-		-		-		1,065,377
Transfer to appropriated retained earnings	-		-		-		601,686		(601,686)		-		-		-		-
Issuance of shares	15		15		9,561		-		-		-		-		-		9,576
Changes in equity surplus	-		-		-		-		-		(3,536)		108,618		133,765		238,847
Dividends declared	-		-		-		(214,180)		(225,055)		-		-		-		(439,235)
Contribution to employee benefit plans	-		-		-		(11)		-		-		-		-		(11)
Balance at December 31, 2009	13,944	Ps.	13,944	Ps.	647,414	Ps.	1,266,025	Ps.	679,686	Ps.	743,191	Ps.	18,346	Ps.	715,680	Ps.	4,084,286
Balance at December 31, 2009(1) (U.S. dollars)		US$	7,747	US$	359,697	US$	703,390	US$	377,626	US$	412,909	US$	10,193	US$	397,624	US$	2,269,186

(1)  See Note 2 (c).

The accompanying notes form an integral part of these Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For years ended December 31, 2009, 2008 and 2007

(Stated in millions of Colombian pesos and thousands of U.S. dollars)

	2009(1)		2009		2008		2007
	U.S. dollars
Cash flows from operating activities:
Net income attributable to Grupo Aval’s shareholders for the year	US$	591,912	Ps.	1,065,377	Ps.	757,101	Ps.	624,496
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and goodwill amortization		138,150		248,654		225,923		207,617
Non-controlling interest		584,200		1,051,496		671,333		520,376
Provisions for loan and financial lease losses, accrued interest and other receivables, net		529,582		953,188		784,961		611,669
Provision for foreclosed assets and other assets, net		(812)		(1,461)		(21,198)		(21,725)
Provision for losses on investment securities, net		1,323		2,381		(18,317)		(14,924)
Recovery of provision for property, plant and equipment		(476)		(856)		(1,322)		(2,391)
Gain on sales of investment securities		(44,050)		(79,286)		(50,202)		(35,870)
Gain on valuation of investment securities		(610,845)		(1,099,454)		(777,628)		(596,473)
Gain on sales of foreclosed assets		(1,711)		(3,079)		(11,298)		(48,659)
Gain on sales of property, plant and equipment		(6,903)		(12,424)		(44,583)		(15,259)
Realized and unrealized (gains) losses on derivative transactions		(171,235)		(308,205)		(66,863)		(70,532)
(Increase) decrease in trading securities		(1,403,248)		(2,525,692)		(180,265)		1,571,091
Net change in other assets and liabilities		122,618		220,699		194,919		236,339
Net cash (used in) provided by operating activities		(271,495)		(488,662)		1,462,561		2,965,755

Cash flows from investing activities:
Increase of loans and financial leases		(1,290,554)		(2,322,856)		(6,633,614)		(7,119,379)
Proceeds from sales of property, plant and equipment		42,857		77,137		101,535		66,164
Proceeds from sales of investments securities		1,908,606		3,435,280		2,101,264		1,493,694
Proceeds from sales of foreclosed assets		6,861		12,349		65,576		47,766
Acquisition of property, plant and equipment		(172,969)		(311,325)		(173,516)		(209,062)
Net acquisition of assets for operating leases		(69,074)		(124,326)		(116,726)		(145,590)
Goodwill acquired in business combinations		-		-		(148,928)		(37,994)
Acquisition of investment securities		(2,658,050)		(4,784,195)		(1,708,793)		(1,905,185)
Net cash used in investing activities	US$	(2,232,323)	Ps.	(4,017,936)	Ps.	(6,513,202)	Ps.	(7,809,586)

(1) See note 2 (c).

GRUPO AVAL ACCIONES Y VALORES S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS -Continued

For years ended December 31, 2009, 2008 and 2007

(Stated in millions of Colombian pesos and thousands of U.S. dollars)

	2009(1)		2009		2008		2007
	U.S. dollars
Cash flows from financing activities:
Dividends paid	US$	(280,095)	Ps.	(504,141)	Ps.	(353,354)	Ps.	(295,056)
Increase of deposits		2,387,745		4,297,679		7,807,032		5,580,984
Increase (decrease) in interbank borrowings and overnight funds		1,088,293		1,958,808		(1,664,473)		(707,208)
Increase (decrease) in borrowings from banks and others		(663,108)		(1,193,522)		912,121		408,714
Increase in long-term debt (bonds)		612,190		1,101,875		320,164		358,497
Decrease in non-controlling interest		(230,022)		(414,014)		(435,298)		(223,916)
Issuance of common shares		5,320		9,576		14,018		348,697
Net cash provided by financing activities		2,920,323		5,256,261		6,600,210		5,470,712
Increase in cash and cash equivalents		416,505		749,663		1,549,569		626,881
Cash and cash equivalents at beginning of year		3,678,709		6,621,272		5,071,703		4,444,822
Cash and cash equivalents at end of year	US$	4,095,214	Ps.	7,370,935	Ps.	6,621,272	Ps.	5,071,703
Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	US$	1,648,093	Ps.	2,966,387	Ps.	3,125,436	Ps.	2,304,632
Income taxes	US$	561,077	Ps.	1,009,876	Ps.	643,350	Ps.	712,026

(1)	See note 2 (c).

The accompanying notes form an integral part of these Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(1)	ORGANIZATION AND BACKGROUND

Grupo Aval Acciones y Valores S.A. (the “Company” or “Grupo Aval”) was incorporated under Colombian law on January 7, 1994 with a registered office and business address in Bogotá, Colombia. The main purpose of Grupo Aval’s consolidated banking subsidiaries (Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A.) is to carry out all transactions, acts and services inherent to the banking business according to applicable laws and regulations. Through its investments in Corporación Financiera Colombiana S.A. (“Corficolombiana”) and Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”), Grupo Aval is also present in the merchant banking and pension and severance fund administration businesses in Colombia.

The corporate purpose of Grupo Aval’s (parent company) includes the purchase and sale of stock, bonds and other securities issued by financial and other commercial entities.

 In exercising its activities, and pursuant to its by-laws, Grupo Aval may (i) promote the creation of all types of companies related to its corporate purpose; (ii) represent individuals or legal entities that engage in activities that are similar to those mentioned above; (iii) take or grant loans with or without interest; (iv) create liens on its properties as collateral; (v) issue, endorse, acquire, accept, cancel, collect, contest or pay drafts, checks, promissory notes or any other securities, or deliver them in payment; (vi) acquire, divest, encumber, lease or manage all kind of assets; (vii) subscribe or acquire all types of securities and sell or otherwise dispose of them; (viii) participate in companies that seek similar or complementary corporate purposes and freely divest its capital participations in all such companies, (ix) provide services in those areas related to the activities, experience and knowledge of the company; and (x) in general, enter into and execute all actions and agreements directly related to the above purposes in order to permit the exercise of its rights or compliance with its obligations.

Grupo Aval and its consolidated subsidiaries

These Consolidated Financial Statements include the assets, liabilities, earnings, contingent accounts and memorandum accounts of Grupo Aval Acciones y Valores S.A. and its majority-owned subsidiaries in which it holds, directly or indirectly, 50% or more of the outstanding voting shares, as well as companies that Grupo Aval controls despite holding less than 50% of their outstanding voting shares, except for companies received as foreclosed assets.

All significant inter-company transactions and balances have been eliminated in consolidation.

The following chart shows the banking subsidiaries that Grupo Aval consolidates and its share in each of their shareholders’ equity:

	2009	2008
Banco de Bogotá S.A.	65.33%	65.33%
Banco de Occidente S.A.	73.24%	73.24%
Banco Popular S.A.	30.66%	30.66%
Banco Comercial AV Villas S.A.	79.85%	79.80%

Banco de Bogotá S. A. was incorporated as a banking establishment in Bogotá on November 15, 1870.  Banco de Bogotá’s business purpose is to engage and carry out all transactions and contracts legally authorized for commercial banks, subject to limitations and requirements imposed by Colombian laws and regulations.

Banco de Occidente S. A. was incorporated as a banking establishment on September 8, 1964, and it is authorized to operate under the terms of the Resolution for Renewal No. 2345 dated June 29, 1990 issued by the Superintendency of Finance. Banco de Occidente’s business purpose is to engage and carry out all transactions and contracts legally authorized for commercial banks, subject to limitations and requirements imposed by Colombian laws and regulations.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Banco Popular S. A. was incorporated as a banking establishment on July 5, 1950. Banco Popular is currently a public/private partnership (98% stake owned by private entities and 2% by governmental entities). Its main business purpose is to engage and carry out all transactions and contracts legally authorized for commercial banks, subject to limitations and requirements imposed by Colombian laws and regulations.  Grupo Aval acquired control of Banco Popular on December 21, 2006 through a shareholders’ agreement with Rendifin S.A. (in liquidation). Pursuant to this agreement, Rendifin S.A. (an affiliated company) granted Grupo Aval the irrevocable power to represent Rendifin´s shares in Banco Popular (63.07% of total shares outstanding as of December 21, 2006 and 43.47% of total shares outstanding as of December 31, 2009). The agreement has an indefinite term, and Grupo Aval has unilateral right to terminate its appointment at any time. The agreement will automatically terminate if Grupo Aval owns more than 50% of the issued and outstanding shares of Banco Popular.

Banco Comercial AV Villas S. A. was incorporated on November 24, 1972.  Banco Comercial AV Villas’s business purpose is to engage and carry out all transactions and contracts legally authorized for commercial banks, subject to limitations and requirements imposed by Colombian laws and regulations.

The following chart shows the assets, liabilities, shareholders’ equity and net income of all the subsidiaries consolidated by Grupo Aval through the above-mentioned banks for the year ended December 31, 2009:

For the year ended December 2009	Assets	%	Liabilities	%	Equity	%	Net Income	%
Banco de Bogotá S.A. (unconsolidated)	28,882,971	40.68%	24,906,916	37.23%	3,976,055	97.35%	731,136	68.63%
Almaviva S.A. and subsidiaries	176,512	0.25%	38,467	0.06%	138,045	3.38%	14,170	1.33%
Banco de Bogotá S.A.- Panamá and subsidiaries	1,093,016	1.54%	964,240	1.44%	128,776	3.15%	18,177	1.71%
Bogotá Finance Corp.	166	0.00%	-	0.00%	166	0.00%	2	0.00%
Casa de Bolsa S.A.	46,553	0.07%	18,031	0.03%	28,522	0.70%	524	0.05%
Corficolombiana S.A. and subsidiaries	7,578,299	10.67%	5,053,149	7.55%	2,525,150	61.83%	668,371	62.74%
Corp. Financiera Centroamericana FICENTRO	6	0.00%	6	0.00%	-	0.00%	-	0.00%
Fiduciaria Bogotá S.A.	214,345	0.30%	88,922	0.13%	125,423	3.07%	36,321	3.41%
Leasing Bogotá S.A. – Panamá	24,130	0.03%	4,170	0.01%	19,960	0.49%	12,547	1.18%
Leasing Bogotá S.A. CFC	292,921	0.41%	264,232	0.39%	28,689	0.70%	5,010	0.47%
Megalínea S.A.	5,953	0.01%	4,461	0.01%	1,492	0.04%	191	0.02%
Porvenir S.A. and subsidiaries	541,754	0.76%	98,115	0.15%	443,639	10.86%	165,998	12.44%
Valores Bogotá S.A. (1)	-	0.00%	-	0.00%	-	0.00%	175	0.02%
Eliminations from consolidation	(2,381,398)	(3.35%)	1,594,166	2.38%	(3,975,564)	(97.34%)	(696,816)	(65.41%)
Banco de Bogotá S.A. consolidated	36,475,228	51.38%	33,034,875	49.37%	3,440,353	84.23%	955,806	89.72%
Banco de Occidente S.A. (unconsolidated)	14,135,191	19.91%	12,194,518	18.23%	1,940,673	47.52%	360,527	33.84%
Banco de Occidente S.A. – Panamá	1,097,932	1.55%	1,035,778	1.55%	62,154	1.52%	11,652	1.09%
Fiduoccidente S.A.	101,708	0.14%	20,616	0.03%	81,092	1.99%	25,795	2.42%
Leasing de Occidente S.A. CFC	3,089,172	4.35%	2,844,844	4.25%	244,328	5.98%	65,433	6.14%
Occidental Bank Barbados Ltd.	270,063	0.38%	237,704	0.36%	32,359	0.79%	6,962	0.65%
Valores de Occidente S.A.(1)	-	0.00%	-	0.00%	-	0.00%	145	0.01%
Ventas y Servicios S.A.	9,246	0.01%	6,061	0.01%	3,185	0.08%	925	0.09%
Eliminations from consolidation	(629,511)	(0.89%)	(208,574)	(0.31%)	(420,937)	(10.31%)	(89,338)	(8.39%)
Banco de Occidente S.A. consolidated	18,073,801	25.46%	16,130,947	24.11%	1,942,854	47.57%	382,101	35.87%
Banco Popular S.A. (unconsolidated)	10,847,881	15.28%	9,527,697	14.24%	1,320,184	32.32%	303,693	28.51%
Alpopular S.A.	104,480	0.15%	17,613	0.03%	86,867	2.13%	6,055	0.57%
Fiduciaria Popular S.A.	55,254	0.08%	7,777	0.01%	47,477	1.16%	7,033	0.66%
Leasing Popular S.A.	265,461	0.37%	239,158	0.36%	26,303	0.64%	(1,350)	(0.13%)
Valores del Popular S.A. (1)	-	0.00%	-	0.00%	-	0.00%	363	0.03%
Eliminations from consolidation	(123,170)	(0.17%)	20,522	0.03%	(143,692)	(3.52%)	(12,230)	(1.15%)
Banco Popular S.A. consolidated	11,149,906	15.71%	9,812,767	14.67%	1,337,139	32.74%	303,564	28.49%
Banco Comercial AV Villas S.A. (unconsolidated)	6,034,510	8.50%	5,299,462	7.92%	735,048	18.00%	110,438	10.37%
A Toda Hora S.A. (ATH)	20,208	0.03%	14,569	0.02%	5,639	0.14%	715	0.07%
Eliminations from consolidation	(4,384)	(0.01%)	1,510	0.00%	(5,894)	(0.14%)	(467)	(0.04%)
Banco Comercial AV Villas S.A. consolidated	6,050,334	8.52%	5,315,541	7.94%	734,793	17.99%	110,686	10.39%
Grupo Aval Acciones y Valores S.A. and eliminations from consolidation	(756,155)	(1.07%)	2,614,698	3.91%	(3,370,850)	(82.53%)	(686,780)	(64.46%)
Grupo Aval Consolidated	70,993,114	100.0%	66,908,828	100.0%	4,084,286	100.00%	1,065,377	100.00%
(1) Merged on October 23, 2009 into “Casa de Bolsa S.A.”

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

The following chart shows the assets, liabilities, shareholders’ equity and net income of all the subsidiaries consolidated by Grupo Aval for the year ended December 31, 2008:

For the year ended December 2008	Assets	%	Liabilities	%	Equity	%	Net Income	%
Banco de Bogotá S.A. (unconsolidated)	25,413,838	40.29%	22,614,616	37.77%	2,799,222	87.21%	650,196	85.88%
Almaviva S.A. and subsidiaries	193,343	0.31%	51,945	0.09%	141,398	4.41%	15,657	2.07%
Banco de Bogotá S.A.- Panamá and subsidiaries	1,735,712	2.75%	1,648,220	2.75%	87,492	2.73%	(7,702)	(1.02%)
Bogotá Finance Corp.	180	0.00%	-	0.00%	180	0.01%	4	0.00%
Corficolombiana S.A. and subsidiaries	4,819,652	7.64%	2,827,170	4.72%	1,992,482	62.08%	212,865	28.12%
Corp. Financiera Centroamericana FICENTRO	7	0.00%	7	0.00%	-	0.00%	-	0.00%
Fiduciaria Bogotá S.A.	175,972	0.28%	95,943	0.16%	80,029	2.49%	33,060	4.37%
Leasing Bogotá S.A. – Panamá	11,767	0.02%	3,646	0.01%	8,121	0.25%	(1,599)	0.21%
Leasing Bogotá S.A. CFC	274,732	0.44%	251,053	0.42%	23,679	0.74%	4,363	0.58%
Megalínea S.A.	4,009	0.01%	2,709	0.00%	1,300	0.04%	199	0.03%
Porvenir S.A. and subsidiaries	392,590	0.62%	60,559	0.10%	332,031	10.34%	97,167	12.83%
Valores Bogotá S.A. (1)	4,426	0.01%	304	0.00%	4,122	0.13%	287	0.04%
Eliminations from consolidation	(1,473,553)	(2.34%)	1,287,129	2.15%	(2,760,682)	(86.01%)	(355,362)	(46.94%)
Banco de Bogotá S.A consolidated	31,552,675	50.02%	28,843,301	48.18%	2,709,374	84.41%	649,135	85.74%
Banco de Occidente S.A. (unconsolidated)	12,817,332	20.32%	11,416,321	19.07%	1,401,011	43.65%	336,816	44.49%
Banco de Occidente S.A. – Panamá	727,005	1.15%	680,005	1.14%	47,000	1.46%	8,597	1.14%
Fiduoccidente S.A.	77,839	0.12%	10,327	0.02%	67,512	2.10%	16,992	2.24%
Leasing de Occidente S.A. CFC	3,043,429	4.82%	2,836,570	4.74%	206,859	6.44%	56,854	7.51%
Occidental Bank Barbados Ltd.	180,738	0.29%	166,105	0.28%	14,633	0.46%	779	0.10%
Valores de Occidente S.A.(1)	9,664	0.02%	6,607	0.01%	3,057	0.10%	101	0.01%
Ventas y Servicios S.A.	6,891	0.01%	4,632	0.01%	2,259	0.07%	667	0.09%
Eliminations from consolidation	(356,232)	(0.56%)	(19,430)	(0.03%)	(336,802)	(10.49%)	(72,262)	(9.54%)
Banco de Occidente S.A. consolidated	16,506,666	26.17%	15,101,137	25.22%	1,405,529	43.79%	348,544	46.04%
Banco Popular S.A. (unconsolidated)	9,810,684	15.55%	8,855,125	14.79%	955,559	29.77%	250,310	33.06%
Alpopular S.A.	78,187	0.12%	15,383	0.03%	62,804	1.96%	6,858	0.91%
Fiduciaria Popular S.A.	42,906	0.07%	8,408	0.01%	34,498	1.07%	6,084	0.80%
Leasing Popular S.A.	283,277	0.45%	255,695	0.43%	27,582	0.86%	640	0.08%
Valores del Popular S.A.(1)	8,649	0.01%	546	0.00%	8,103	0.25%	977	0.13%
Eliminations from consolidation	(123,369)	(0.20%)	7,965	0.01%	(131,334)	(4.09%)	(12,387)	(1.64%)
Banco Popular S.A. consolidated	10,100,334	16.01%	9,143,122	15.27%	957,212	29.82%	252,482	33.35%
Banco Comercial AV Villas S.A. (unconsolidated)	5,162,841	8.18%	4,496,657	7.51%	666,184	20.76%	102,502	13.54%
A Toda Hora S.A. (ATH)	18,420	0.03%	13,448	0.02%	4,972	0.15%	412	0.05%
Eliminations from consolidation	(3,846)	(0.01%)	1,353	0.00%	(5,199)	(0.16%)	(249)	(0.03%)
Banco Comercial AV Villas S.A. consolidated	5,177,415	8.21%	4,511,458	7.54%	665,957	20.75%	102,665	13.56%
Grupo Aval Acciones y Valores S.A and eliminations from consolidation	(257,220)	(0.41%)	2,271,120	3.79%	(2,528,340)	(78.77%)	(595,725)	(78.68%)
Grupo Aval Consolidated	63,079,870	100.00%	59,870,138	100.00%	3,209,732	100.00%	757,101	100.00%

(1) Merged in October 23, 2009 into “Casa de Bolsa S.A.”

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

Grupo Aval has prepared these financial statements in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles in Colombia, or “Colombian GAAP” and, together with such regulations, “Colombian Banking GAAP”.

The financial statements of foreign subsidiaries have been adjusted in order to adopt uniform accounting policies as required by Colombian Banking GAAP.

b)	Translation of foreign currency transactions and consolidated balances

Translation of financial statements in foreign currency

Financial statements of Grupo Aval’s subsidiaries with functional currencies different from the Colombian peso are translated to pesos as follows:

Balance Sheet accounts are translated to pesos using the “Tasa Representativa de Mercado” or market exchange rate applicable at the end of the year, as established by the Superintendency of Finance (except equity accounts which are translated at the historical exchange rate). The market exchange rates at December 31, 2009, 2008 and 2007 were Ps 2,044.23, Ps 2,243.59 and Ps 2,014.76 per US$1.00, respectively. Consolidated statements of income accounts for the years ended December 31, 2009, 2008 and 2007 were translated to pesos using the average market exchange rates of Ps 2,180.19, Ps 1,989.35 and Ps 2,076.57 per US$1.00, respectively. Exchange differences, at the subsidiary level, are recorded as “Cumulative translation adjustments” in Shareholders’ Equity, and exchange differences originated in the statement of income accounts are recorded as “Foreign exchange gains (losses), net”. For consolidation purposes, however, the accounts described above offset each other.

 Transactions and balances in foreign currency by Grupo Aval and its local subsidiaries

Transactions and balances in foreign currency are translated by Grupo Aval and its banking subsidiaries to pesos using the market exchange rates applicable on the corresponding dates, as established by the Superintendency of Finance. The exchange rates at December 31, 2009, December 31, 2008 and December 31, 2007 are as stated above. Exchange rate differences arising from the translation of assets and liabilities denominated in foreign currency to pesos are recorded in the account “Foreign exchange gains (losses), net” on the consolidated statements of income.

c)	Convenience translation to U.S. dollars

Grupo Aval and its banking subsidiaries maintain their accounting records and prepare their financial statements in Colombian pesos.  The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, dividing the peso amounts by the exchange rate of Ps 1,799.89 per US$1.00, which is the market exchange rate at September 30, 2010, as calculated by the Superintendency of Finance. The use of this methodology in translating Colombian pesos to U.S. dollars is referred to as the “U.S. dollar translation methodology,” and should not be construed as a representation that the Colombian peso amounts actually represent or have been, or could be converted into U.S. dollars at that or any other rate.

d)	Use of estimates in the preparation of consolidated financial statements

The preparation of consolidated financial statements, according to Colombian Banking GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

e)	Real Value Unit rate (UVR)

The transactions that Grupo Aval’s banking subsidiaries carry out with regard to mortgage loans linked to the Unidad de Valor Real (the “Real Value Unit” or “UVR”) are adjusted on a daily basis based on the daily value of the UVR, as published by the Central Bank. The values assigned by the Central Bank to the UVR, in Colombian pesos, at December 31, 2009, 2008 and 2007 were Ps 186.2734, Ps 181.6907 and Ps 168.4997, respectively. The UVR reflects the monthly variance of the IPC (Colombian Consumer Price Index).

Loans linked to the UVR rate are accounted for based on their initial nominal value while UVR-linked loan purchases are accounted for based on their acquisition cost. Since changes in UVR reflect inflation variances, months in which seasonal inflation rates are high imply larger increases in the value of the UVR than the ones shown in low seasonal inflation rate months. In order to eliminate any impact on the financial statements due to such seasonality, the Superintendency of Finance defined a methodology for monthly accrual of loans tied to the UVR (Circulares Externas 037 and 041 of 2000), in which during higher seasonal inflation months (usually the first six-months of every year) banks create a liability account to register the higher than expected interest income to be accrued, and during lower seasonal inflation months (usually the last six-months of every year), banks gradually use up such liability account.

f)	Cash and cash equivalents

Cash and cash equivalents consist of cash and due from banks that are highly liquid investments with a maturity of three months or less at the date of acquisition. Interbank borrowings and overnight funds, explained in note 2(g) below, are also included in the “Cash and cash equivalents” account in the consolidated balance sheets.

g)	Money market transactions

Money market transactions involve interbank and overnight funds, repurchase and resale (repo) transactions, simultaneous transactions and transactions involving the temporary transfer of securities.

Interbank and overnight funds

Interbank and overnight funds consist of funds either received from or placed in, directly, by any of Grupo Aval’s banking subsidiaries, other financial institutions. These are transactions that are undertaken for periods no longer than 30 calendar days, seeking to either take advantage of excess liquidity positions or compensate for liquidity deficiencies. Interest from interbank and overnight funds operations is recorded as income in the consolidated statements of income.

Repurchase and resale (repo) transactions

A repo transaction is defined as the acquisition or transfer of securities, regularly conducted by Grupo Aval’s banking subsidiaries, in exchange for the delivery of liquid funds (with or without a discount), assuming at that time and by virtue of such action, the commitment to transfer or acquire from the counterparty, on either the same day or at a later date, without at any time exceeding the term of one year, at an established price, the securities subject to the transaction or other securities of similar kind. Under the terms of certain repo transactions, securities may be exchanged for other securities, and restrictions may be imposed as to the transferability of such securities.  The value of the securities granted or received to support repo transactions is registered in the “Memorandum accounts”. The returns agreed upon for these transactions are based on the Superintendency of Finance rules and regulations and are recorded as income (in the case of lending operations) or expense (in the case of borrowing operations) in the consolidated statements of income.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Simultaneous transactions

A simultaneous transaction is defined as the acquisition or transfer of securities, regularly conducted by Grupo Aval’s banking subsidiaries, in exchange for the delivery of liquid funds (without a discount), assuming at that time and by virtue of such action, the commitment to transfer or acquire from the counterparty, on either the same day or at a later date without at any time exceeding the term of one year, at an established price, the securities subject to the transaction. Under the terms of simultaneous transactions, securities may not be changed for other securities, and restrictions may not be imposed as to the transferability of such securities. The value of the securities granted or received to support simultaneous transactions is registered in the “Memorandum accounts”. The returns agreed upon for these transactions are based on the Superintendency of Finance rules and regulations and are recorded as income (in the case of lending operations) or expense (in the case of borrowing operations) in the consolidated statements of income.

h)	Investment securities

1. Classification

Investment securities are classified as “trading”, “Available-for-sale” or “Held-to-maturity”.

1.1.	Trading securities

Trading securities are those acquired mainly with the purpose of obtaining profits from short-term price fluctuations and are accounted for at fair value.

1.2.	Available-for-sale securities

Available-for-sale securities are those for which the investor has both a clear intention and legal, contractual, financial and operational capacity to hold for at least one year since the date investments are classified as Available-for-sale. On the first business day after a year has passed since the initial classification of the securities as Available-for-sale, investors decide whether to leave them in this category or reclassify them as trading or Held-to-maturity. If and on the day an Available-for-sale security is reclassified as trading, unrealized gains or losses must be recognized as either income or expense in the consolidated statements of income.

Available-for-sale securities include, in accordance with the Bolsa de Valores de Colombia (Colombian Stock Exchange), low liquidity level and unquoted equity securities, and those in which the company that owns the investment holds control.

These securities can be used in liquidity transactions, including repo and simultaneous transactions. They can also be used as guarantees for derivative transactions if and when the counterparty is a clearinghouse.

1.3.	Held-to-maturity securities

Held-to-maturity securities are debt securities acquired with the stated purpose and legal, contractual, financial and operational capacity to hold until maturity. These securities are accounted for at their acquisition cost plus accrued interest using the effective interest rate method and may not be used for liquidity operations, unless they are mandatory investments entered into on the primary market, provided that the counterparty for the transaction is the Colombian Central Bank, institutions overseen by the Superintendency of Finance or, in exceptional cases, as otherwise determined by the Superintendency of Finance.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

2.  Valuation

Securities are initially accounted for at their acquisition cost. Subsequent recognition depends on their classification.

2.1.	Debt securities

Available-for-sale and trading debt securities are appraised and valued on a daily basis.  Grupo Aval and its banking subsidiaries determine the fair value of these securities by using the prices, reference rates and spreads that  Información para Valoración or “Infoval” (entity created as provider of market prices by the Colombian Stock Exchange) calculates and publishes daily.

Held-to-maturity debt securities are accounted for at their acquisition cost plus accrued interest using the internal rate of return calculated on the purchase date.

2.2.	Equity securities

External Circular 100 of 1995 issued by the Superintendency of Finance mandates that equity investments are to be marked to market on a daily basis. However, in the case of investments in securities that have low liquidity levels, or that are not listed on a securities exchange, and whose only source of valuation are the financial statements of the issuing company, Grupo Aval and its banking subsidiaries regularly conduct valuations of such investments, recording the amounts thus appraised in their consolidated financial statements.

On August 24, 2009, in accordance with External Circular 030 of 2009, the Superintendency of Finance eliminated the trade-weighted stock index that was previously used as a benchmark for valuing shares and instead established the following stock valuation method:

a. Listed equity securities, issued and traded in Colombia

Securities are valued daily based on prices published by authorized entities (i.e., the Colombian Stock Exchange). In the absence of a price calculated for the day on which these securities are appraised, the last known valuation price is to be used. In the case of a listed equity security not reporting any trades on the secondary market as of its issue date, and for which there is no indicated market price for its primary issue, it should be appraised based on the guidelines stipulated in 2.2.b below.

b. Non-listed equity securities, issued and traded in Colombia

Securities are valued based on acquisition cost which is later increased or decreased depending upon the investor’s percentage stake in all subsequent changes in the issuer’s shareholders’ equity.

For this purpose, the issuer’s shareholders’ equity is calculated based on audited financial statements at the cut-off dates of June 30 and December 31 of each year. However, when more recent audited financial statements are released, these financial statements may be used to calculate the latest changes to the equity of the issuer. Entities have a maximum allowed time of three months, subsequent to the cut-off date of the financial statements, to update the valuations of their investments.

Prior to August 24, 2009, equity securities were valued based on a liquidity-weighted stock index, calculated by the Colombian Stock Exchange, applicable on each of the dates on which such valuations were conducted. Depending on their liquidity levels, equity securities were valued as follows:

High-liquidity equity securities: based on the last daily average trade-weighted price published by the Colombian Stock Exchange.

Medium-liquidity equity securities: based on the average price published by the Colombian Stock Exchange, which corresponded to the average trade-weighted price for the last five days on which such securities were traded.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Low-liquidity equity securities or those not listed on a stock exchange: based on the increase or decrease of an investor´s percentage stake in the issuers’ shareholders’ equity updated using the latest audited financial statements released by the issuer.

c. Listed equity securities, issued and traded in countries other than Colombia

Securities are valued based on their respective closing prices, and if not available, based on the latest prices reported in the securities exchange where they trade. If there is no price reported for five days preceding each valuation, the securities are valued based on the average reported price of the last 30 days. If there is no price reported for the last 30 days, then securities are valued based on the methodology described in 2.2.b. above for non-listed securities.

The value of such securities is translated to pesos using the market exchange rate of the day they are valued, as published by the Superintendency of Finance.

3. Recording

As described above, security investments are initially accounted for at their acquisition cost. Subsequent valuations and recording depend upon how they are classified by the investor as follows:

3.1 Trading securities

The difference between current and previous fair value of each investment is recorded daily as an adjustment to the value of the investment security in the balance sheet, and it is also recorded in the consolidated statements of income.

3.2 Available-for-sale securities

3.2.1 Debt securities

Differences between the present value of the valuation date and the one calculated before are registered as increases or decreases in the “investment securities” account in the balance sheet and are also accounted for in the consolidated statements of income. Differences arising between the market value and the present value are reported as “unrealized gains (losses) on investment securities Available-for-sale” in the investors’ shareholders’ equity. This procedure is performed on a daily basis.

3.2.2 Equity securities

Changes in the value of equity securities depend on their liquidity levels, as reported by the Colombian Stock Exchange, as follows:

3.2.2.1 Securities with low liquidity levels or securities not listed in a stock exchange

If the value of the investment, based on the latest audited financial statements available and released by the issuer, exceeds the previously recorded value of the investment, the difference reduces the devaluation account of the investment. If the increase in value of the investment exceeds the total value of its devaluation account, this difference is accounted for as a reduction of the investment’s valuation surplus.

If the value of the investment, based on the latest audited financial statements available and released by the issuer, reflects a lesser value than that previously recorded on the investor’s balance sheet, the difference reduces the valuation surplus account of the investment. If the decrease in the value of the investment exceeds the total value of its valuation surplus, any excess is recorded as an increase of the investment’s devaluation account.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

When dividends or earnings are distributed in cash, including those resulting from the capitalization of the equity revaluation account, the amount recorded in valuation surplus is accounted for as income, that valuation surplus is reversed, and the dividend excess amount is recorded as a lesser value of the investment. When dividends or earnings are distributed in kind, the portion that was accounted for as valuation surplus is recorded as income with a charge against the investment, and the valuation surplus is reversed.

3.2.2.2 Securities with high or medium liquidity levels

Differences between current and previous mark-to-market valuations of these securities are recorded daily as “Unrealized gains or losses on investment securities Available-for-sale”, within the shareholders’ equity accounts, and crediting or debiting the investment securities account.

Dividends received in cash or in kind, including those from capitalizing the equity revaluation account, must be recorded as dividend income.

3.3 Investments Held-to-maturity

Investments Held-to-maturity are accounted for at acquisition cost plus accrued interest using the effective interest rate method.  The effective interest rate is the internal rate of return calculated at the time of the purchase of the investment. Interest accruals are recorded as interest income on investment securities in the consolidated statements of income.

3.4 Securities denominated in foreign currency or UVR

Foreign exchange gains or losses resulting from the conversion of investment securities denominated in foreign currency or UVR are recorded as “Net foreign exchange gains (losses)” in the consolidated statements of income.

4. Investment securities’ allowances

4.1. Securities of issuances or issuers without a credit rating

Securities are classified according to a methodology defined by Grupo Aval’s banking subsidiaries and approved by the Superintendency of Finance. The securities are categorized as “A” except for when there is a risk associated with them, in which case they are rated from “B” to “E”. The maximum percentage of net value, as defined by the Superintendency of Finance, at which these investments may be recorded, according to their category, are as follows:

Category	Risk Level	Investment characteristics	Maximum percentage of net value
A	Normal	Comply with the agreed terms for the security and have sufficient debt service capacity for both principal and interest	100%

B	Acceptable
Present factors of uncertainty that could affect the capacity to continue adequately making principal and interest payments. Also, their financial statements and other information available present weaknesses that may affect their financial condition.
Net value must not exceed eighty percent (80%) of its acquisition cost.

C	Appreciable
Present medium-high probabilities of non-fulfillment of timely payments of principal and interests. Also, their financial statements and other information available evidence deficiencies in the financial condition that compromises the recovery of the underlying investment.
Net value must not exceed sixty percent (60%) of its acquisition cost.

D	Significant
Present non-fulfillment of agreed terms on the security and material deficiencies in their financial situation; also, their financial statements and other information available evidence marked deficiencies in their financial condition and, as a result, probability of recovery is highly questionable.
Net value may not exceed forty percent (40%) of its acquisition cost.

E	Uncollectible
Issues that as per their financial statements and other information available deem the investment uncollectible. Also, there are no financial statements as of the closing of June 30 and December 31 of each year.
The full value of this item must be entirely reserved.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

4.2. Securities or issuers that have a local credit rating

The value of securities that are rated by a local rating agency recognized by the Superintendency of Finance cannot be recorded at an amount that exceeds the following percentages of their nominal value, net of amortization as of each valuation date:

Long-Term Rating (local scale)	Maximum Amount %	Short-Term Rating (local scale)	Maximum Amount %
BB+, BB, BB-	Ninety (90)	3	Ninety (90)
B+, B, B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD, EE	Zero (0)	5 and 6	Zero (0)

 (i) Loans and financial leases

Loans and financial leases are recorded at their outstanding principal, net of any unearned income. Grupo Aval’s banking subsidiaries grant commercial, consumer, microcredit, mortgage loans and financial leases to customers as follows:

Commercial loans

Loans disbursed through extensions of credit to individuals (mainly sole proprietorships) for development of economic activities different from those extended as consumer loans, or legal entities for development of economic activities different from those extended as microcredit transactions.

Consumer loans

Loans which, regardless of the amount, are extended to individuals for the purchase of consumer goods or payment of services for non-commercial or entrepreneurial purposes and different from those disbursed as microcredit transactions.

Microcredit loans

Loans defined in accordance with Article 39 of Law 590 of 2000, as well as transactions entered into with micro-businesses, under which the principal repayment source arises from revenues generated by their operations.

A micro-business is defined by such law as a legal entity focused on entrepreneurial activities related to agricultural, industrial, commercial or services nature, rural or urban, for which total number of employees is not higher than ten people and whose total assets are less than 500 minimum legal monthly salaries.

The debtor´s outstanding debt may not exceed the equivalent of 120 minimum legal monthly salaries at the moment of approval of the respective credit transaction. Outstanding indebtedness is the total amount of combined indebtedness of the micro-business with the entire financial sector, as determined through consultation of databases and information provided by the company, excluding mortgage loans for the financing of housing units and adding the new obligation.

Mortgage loans

Loans granted to individuals for the acquisition of new or used residential units. Loans are denominated in UVRs or pesos and are backed by a first-priority mortgage on the asset financed. Tenure for amortization must fall between a minimum of five years and a maximum of 30 years. Loans may be fully or partially prepaid at any time without penalty. In the event of partial prepayment, the debtor is entitled to choose whether application is to be made against outstanding capital installments or to a reduction in the tenure of the obligation.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Financial Leases

Commercial agreements where the lessor (Grupo Aval’s banking subsidiaries with leasing operations) acquires an asset (e.g., equipment, vehicle or software) and rents it to a lessee. The lessee pays monthly installments to the lessor in exchange for the use of the asset. The lessee has the option of acquiring the asset once the term for the lease contract expires at a previously agreed upon price.

Evaluation by credit risk categories

Each of Grupo Aval’s banking subsidiaries analyzes, on an ongoing basis, the credit risks to which their loan portfolio is exposed, considering the terms of the corresponding obligations as well as the level of risk associated with each of the borrowers. This risk evaluation is based on information relating to the historical performance data, the particular characteristics of the borrower, collaterals, debt service with other entities, macroeconomic factors and financial information, in addition to other relevant information.

Grupo Aval’s banking subsidiaries review their outstanding loan portfolio under the above-mentioned criteria and classify individual loans under risk rating categories as follows:

Category	Approval	Commercial loan portfolio	Consumer loan portfolio
“AA”	New loans whose assigned classification at approval is “AA”.
Outstanding loans and financial leases past due payments not exceeding 29 days (i.e. between 0 and 29 days past due).  The debtor’s financial statements or its projected cash flows, as well as all other credit information available to the financial subsidiaries, reflect excellent paying capacity.
Loans whose risk rating is “AA” according to the methodology of the Consumer Reference Model (MRCO) as established by the Superintendency of Finance.
“A”	New loans whose risk rating at approval is “A”.
Outstanding loans and financial leases with delayed payments in excess of 30 days but not exceeding 59 days (i.e. between 30 and 59 days past due).  The debtor’s financial statements or its projected cash flows, as well as all other credit information available to the financial subsidiaries, reflect appropriate paying capacity.
Loans whose risk rating is “A” according to the methodology of the Consumer Reference Model (MRCO) as established by the Superintendency of Finance.
“BB”	New loans whose risk rating at approval is “BB”.
Outstanding loan and financial leases past due more than 60 days but less than 90 days (i.e. between 60 and 89 days past due). Loans in this category are acceptably serviced and collateralized, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s ability to pay or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.
Loans whose risk rating is “BB” according to the methodology of the Consumer Reference Model (MRCO) as established by the Superintendency of Finance.
“B”	New loans whose risk rating at approval is “B”.	Outstanding loans and financial leases past due over 90 days but less than 120 days (i.e. between 90 and 119 days past due). The debtor shows insufficient paying capacity of its obligations.	Loans whose risk rating is “B” according to the methodology of the Consumer Reference Model (MRCO) as established by the Superintendency of Finance.
“CC”	New loans whose risk rating at approval is “CC”.
Outstanding loans and financial leases past due more than 120 days but less than 150 days (i.e. between 120 and 149 days past due).  Loans in this category represent grave insufficiencies in the debtors’ paying capacity or in the project’s cash flow, which may compromise the normal collection of the obligations.
Loans whose risk rating is “CC” according to the methodology of the Consumer Reference Model (MRCO) as established by the Superintendency of Finance.
“Default”	-	Outstanding loans and financial leases past due for 150 days or more. This category is deemed uncollectible. These loans are considered in default.	Consumer loan portfolio past due over 90 days.

The previously described risk categories are reorganized into the standard risk ratings shown in Grupo Aval’s consolidated financial statements using the following chart:

Consolidated financial statements risk category	Reporting category
	Commercial	Consumer
“A” Normal Risk	AA	AA
A - between 0 and 30 days past due
“B” Acceptable Risk	A	A - more than 30 days past due
	BB	BB
“C” Appreciable Risk	B
CC
“D” Significant Risk	"Default" - all other past due loans not classified in "E"
“E” Uncollectible	"Default" - past due loans with a LGD (explained below) of 100%

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Microcredit and mortgage loan portfolios, on the basis of past due loans, are classified as follows:

Category	Microcredit	Mortgage
“A” Normal Risk	In compliance or up to 30 days past due	In compliance or with up to 60 days past due
“B” Acceptable Risk	Past due between 31 and 60 days	Past due between 61 and 150 days
“C” Appreciable Risk	Past due between 61and 90 days	Past due between 151 and 360 days
“D” Significant Risk	Past due between 91 and 120 days	Past due between 361 and 540 days
“E” Uncollectible	Past due over 120 days	Past due over 540 days

Allowance for loan and financial lease losses

Commercial and consumer loans

Allowances for loan and financial lease losses are established based on requirements issued by the Superintendency of Finance.

Grupo Aval’s banking subsidiaries adopted the Commercial and Consumer Reference Models (MRC and MRCO), issued by the Superintendency of Finance for their commercial and consumer loans, respectively, whose application became mandatory for commercial loans as of July 2007 and for consumer loans as of July 2008.

In order to cover loss-related risks, Grupo Aval’s banking subsidiaries implemented a loan-loss reserve system through which allowances are calculated over the outstanding balance of the obligation, depending on actual past due period and on the risk category for all loans under microcredit and mortgage portfolios, and as a function of anticipated losses as calculated by application of the reference models for commercial and consumer loan portfolios. Such system includes the following:

Specific or individual allowance

Allowances that reflect the individual credit rating of each debtor and combine a “pro-cyclical” individual allowance component and “counter-cyclical” individual allowance component. The first component reflects credit risk exposure during regular economic conditions, and the second reflects changes in the credit risk exposure of each debtor as a result of impairment of debt service capacity during crisis periods. Both the MRC and MRCO Reference Models calculate both components of the allowance.

General allowance

Grupo Aval’s banking subsidiaries set up a general allowance corresponding to 1% of the total value of microcredit and mortgage loans.

By virtue of applying the MRC and MRCO Reference Models during 2008 and 2007, rules and regulations allowed for the general allowance pertaining to commercial and consumer loans accounted for before the time these models were applied, to be assigned as part of the individual provisions that were initially required.

The general allowance, however, may be increased if approved by a general shareholders meeting of each of Grupo Aval’s banking subsidiaries, and is updated on a monthly basis according to the increases or decreases in the loan portfolio.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

According to the above-mentioned reference models, the allowance for loan losses is stated through the calculation of the Expected Loss:

Expected Loss = [Probability of default (%)] x [Exposure to default] x [Loss given default (%)]

Probability of Default (PD)

PD corresponds to the probability of the debtors defaulting on their obligations in a period of twelve months. PD is defined as a percentage according to the following matrixes, established by the Superintendency of Finance:

Commercial loans

Classification	Matrix A (1)				Matrix B (1)
	Companies			Individuals (2)	Companies			Individuals (2)
	Large	Medium	Small		Large	Medium	Small
AA	1.53%	1.51%	4.18%	5.27%	2.19%	4.19%	7.52%	8.22%
A	2.24%	2.40%	5.30%	6.39%	3.54%	6.32%	8.64%	9.41%
BB	9.55%	11.65%	18.56%	18.72%	14.13%	18.49%	20.26%	22.36%
B	12.24%	14.64%	22.73%	22.00%	15.22%	21.45%	24.15%	25.81%
CC	19.77%	23.09%	32.50%	32.21%	23.35%	26.70%	33.57%	37.01%
Default	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(1)
As defined by the Superintendency of Finance, Matrix A reflects PD in a growing economic scenario while Matrix B reflects PD in a worsening economic scenario. Matrix A is used to calculate the pro-cyclical component of the individual allowance while Matrix B is used to calculate the counter-cyclical component.

(2)
Individuals´ loans mainly refer to sole proprietorships, which are legal entities commonly used in Colombia by individuals with the objective of insulating personal assets from potential business risks.

Where:

Classification of commercial loan portfolio by level of total assets
Size of the company	Total assets
Large	Over 15,000 monthly minimum salaries
Medium	Between 5,000 and 15,000 monthly minimum salaries
Small	Less than 5,000 monthly minimum salaries

Consumer loans

Classification	Matrix A(1)			Matrix B(1)
	Automobile and vehicle loans	General purpose(2)	Credit card	Automobile and vehicle loans	General purpose(2)	Credit card
AA	0.97%	2.10%	1.58%	2.75%	3.88%	3.36%
A	3.12%	3.88%	5.35%	4.91%	5.67%	7.13%
BB	7.48%	12.68%	9.53%	16.53%	21.72%	18.57%
B	15.76%	14.16%	14.17%	24.80%	23.20%	23.21%
CC	31.01%	22.57%	17.06%	44.84%	36.40%	30.89%
Default	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(1)
As defined by the Superintendency of Finance, Matrix A reflects PD in a growing economic scenario while Matrix B reflects PD in a worsening economic scenario. Matrix A is used to calculate the pro-cyclical component of the individual allowance while Matrix B is used to calculate the counter-cyclical component.

(2)	“General purpose” refers to all consumer loans other than automobile and vehicle loans and credit cards.

Exposure to default

With regard to the MRC and MRCO Reference Models, the exposure value of an asset is the current balance of the principal outstanding, accrued and unpaid interest, and other receivables regarding commercial and consumer loan obligations.

Loss Given Default (LGD)

LGD is defined as a percentage to reflect the credit loss incurred if an obligor defaults.

LGD for debtors depends on the type of collateral and would suffer a gradual increase in the percentage of loss according to the amount of days elapsing after being classified in each category.  For this purpose, 100% of the collateral value is considered to cover the principal amount.

In 2009, Grupo Aval’s banking subsidiaries applied the criteria for LGD defined by the Superintendency of Finance.

The following tables show the LGD depending on the type of guarantee:

Commercial loan portfolio

Type of guarantee	Days past due	LGD	Days past due	LGD	Days past due	LGD
Not admissible guarantee	1-269	55%	270-539	70%	540 or more	100%
Subordinated debt	1-269	75%	270-539	90%	540 or more	100%
Admissible financial collateral	0	0 - 12%	-	-	-	-
Commercial and residential real estate properties	1-539	40%	540-1079	70%	1080 or more	100%
Assets under real estate leasing	1-539	35%	540-1079	70%	1080 or more	100%
Assets under leasing modalities other than real estate leasing	1-359	45%	360-719	80%	720 or more	100%
Other forms of collateral	1-359	50%	360-719	80%	720 or more	100%
Collection rights	1-359	45%	360-719	80%	720 or more	100%
Unguaranteed	1-209	55%	210-419	80%	420 or more	100%

Consumer loan portfolio

Type of guarantee	Days past due	LGD	Days past due	LGD	Days past due	LGD
Not admissible guarantee	1-209	60%	210-419	70%	420 or more	100%
Admissible financial collateral	0	0 - 12%	-	-	-	-
Commercial and residential real estate properties	1-359	40%	360-719	70%	720 or more	100%
Assets under real estate leasing	1-359	35%	360-719	70%	720 or more	100%
Assets under leasing modalities other than real estate leasing	1-269	45%	270-539	70%	540 or more	100%
Other forms of collateral	1-269	50%	270-539	70%	540 or more	100%
Collection rights	1-359	45%	360-719	80%	720 or more	100%
Unguaranteed	1-179	65%	180-359	85%	360 or more	100%

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Microcredit and mortgage loans

Although there are no reference models for microcredit and mortgage loans, the Superintendency of Finance establishes the following tables for provisioning for such loans:

	Microcredit	Mortgage Loans
Risk Category	Provision as % of Principal	Provision as % of principal covered by guarantee	Provision as % of principal not covered by guarantee
A	1.6%	1.0%	1.0%
B	5.0%	3.2%	100.0%
C	20.0%	10.0%	100.0%
D	50.0%	20.0%	100.0%
E	100.0%	30.0%(1)	100.0%

(1)	After two years in risk category E, the provision increases to 60.0%, and after a third year in this category, it increases to 100.0%

The collateral for such loans only covers principal amounts outstanding and is impaired when past due time increases as established by the Superintendency of Finance. Only 70% of the collateral value is considered to cover the principal amount.

All of Grupo Aval’s banking subsidiaries adhere to the provision table detailed above, with the exception of Banco de Bogotá, which holds a provision of at least 1.6% of the principal amount of microcredit A-rated loans, and 5.0% of the principal amount of microcredit B-rated loans.

Valuation of mortgage collateral for allowance purposes

The value of the collateral posted by each of Grupo Aval’s banking subsidiaries is established based on parameters issued by the Superintendency of Finance, as discussed below.

In the case of mortgage collateral consisting of housing, the market value is the initial appraisal value of the collateral adjusted by the corresponding change in the housing price index published by the Colombian National Planning Department. The value is updated at least on a quarterly basis, using the above-mentioned index.

In the case of mortgage collateral consisting of real property, the market value is the appraisal value of the pledged property when the loan was issued or the new appraisal value as subsequently calculated.

Charge-offs

Loans may be subject to charge-offs when all possible collection mechanisms have been exhausted, and when such loans are provisioned for one hundred percent (100%).

Charge-offs do not, however, constitute release of the officers’ responsibility for approval and administration of the incumbent loan, nor do they eliminate their obligation to continue to engage in collection efforts aimed to accomplish recovery.  The recovery of charged-off loans is accounted for in the consolidated statements of income.

The Board of Directors of each of Grupo Aval’s banking subsidiaries is the only administrative body with sufficient authority to approve charge-offs of loans deemed uncollectible.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Rules of alignment

Grupo Aval’s banking subsidiaries engage in alignment of loan debtors based on the following criteria:

a.
Prior to estimation of the allowance for loan-losses and reconciliation of risk ratings, on a monthly basis and for each debtor, each of Grupo Aval’s banking subsidiaries engages in an internal alignment process in which all loans outstanding for one debtor are brought up to the highest risk category assigned to any of them. An exception is made upon demonstration before the Superintendency of Finance of sufficient reasons for classification in a lower risk category.

b.
As per standing legal provisions, all subsidiaries of each banking entity have to assign the same classification to all similar loans extended to one debtor unless it is demonstrated before the Superintendency of Finance that there are sufficient reasons for classification in a lower risk category.

Restructured loans

Loans are restructured when Grupo Aval’s banking subsidiaries grant a concession to a debtor, as a result of economic or legal matters adversely impacting the debtor’s financial situation, which it would not otherwise consider.

Loans can be restructured either through the capitalization of interest recorded in memorandum accounts or by writing-off balances (which may include capital, interest, and other items).  The amounts capitalized are recorded as “deferred income” under the “other liabilities” line item, and are amortized in proportion to the amounts actually collected and the income that is recorded on a cash basis.

Extraordinary restructurings are those based on External Memorandum 039 of 1999 issued by the Superintendency of Finance. According to the External Memorandum, reversals of loan loss allowances or improvements of credit risk categories are only acceptable when all the terms of the restructured loan are sufficiently demonstrated. In the event that a debtor with a restructured loan does not comply with each of the agreed terms, its loans are downgraded to the credit risk category that the debtor had prior to the restructuring or to an even higher risk category.

According to Law 550 of 1999, which stipulated restructuring regulations, Grupo Aval’s banking subsidiaries that had restructured loans, adhered to such Law, outstanding as of December 2009, are expected to stop accruing interest on the outstanding loans once the restructuring conditions are agreed upon.  Grupo Aval’s banking subsidiaries are required to maintain the same credit risk category on loans pre- and post-restructuring.  The only exception is the case in which prior to the restructuring, the loan was classified as A.  In this situation, the financial subsidiaries must downgrade it at least to B and create an allowance of 100.0% of the debt outstanding. Law 1116 of 2006 (“The Bankruptcy Law”) repealed Law 550 of 1999 and stipulated that any debtor that enters into a restructuring agreement is considered as in “default”.

Pursuant to loan restructurings which adhered to the terms established in the Fiscal and Financial Reform Programs stipulated by Law 617 of 2000 and that are still outstanding as of December 2009, Grupo Aval’s banking subsidiaries engage in the application of the following policies:

The Colombian government guarantees the financial obligations that governmental entities have with financial institutions supervised by the Superintendency of Finance (i.e., all of Grupo Aval’s banking subsidiaries) upon fulfillment of all requirements established under Law 617 of 2000, including, among others, that fiscal adjustment agreements were signed with the Government before June 30, 2001. For loans outstanding as of December 31, 1999, the Government guarantees up to 40.0%, and for all new loans intended to fulfill the signed fiscal adjustment agreement, the Government guarantees up to 100.0%.

Previously established allowances for restructured loans under Law 617 of 2000 were reversed for the portion guaranteed by the Government. The portion of the loan not guaranteed by the Government maintained the credit risk category that it had as of June 30, 2001.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Suspension of accruals

The Superintendency of Finance established that interest, income for UVR, lease payments and other items of income cease to be accrued in the consolidated statements of income and begin to be recorded in Memorandum Accounts until effective payment is collected after a loan is in arrears for more than sixty (60) days for mortgage and consumer loans, ninety (90) days for commercial loans, and thirty (30) days for microcredit loans.

(j)	Loan fees

Loan origination and commitment fees, as well as direct loan origination and commitment costs, are recorded in the consolidated statements of income as incurred.

(k)	Bankers’ acceptances, spot transactions and derivatives

Bankers’ acceptances

Bankers’ acceptances have a maturity of up to one year and may only be originated from import and export (i.e., trade- related) transactions or under sale/purchase agreements for domestic movable assets (personal property).

After maturity, bankers’ acceptances are subject to reserve requirements prescribed by the Colombian Central Bank. These reserve requirements are based on a percentage of short-term deposits maintained at Grupo Aval’s banking subsidiaries.

Spot transactions

Spot transactions are transactions that are recorded with a term for their respective settlement equal to the date on which the transaction is recorded or up to three business days immediately following the date on which they are agreed.

Derivatives

Grupo Aval’s banking subsidiaries record the amount of agreements between two or more parties to purchase or sell assets at a future date, whose settlement is agreed upon at a future date, in order to provide or obtain hedging and support clients’ requirements, among others, according to the terms defined by competent authorities.

Therefore, these agreements create reciprocal and unconditional rights and obligations. Derivatives are recorded as a net asset at fair value including derivatives whose fair value is a liability. Transactions are formalized by contract or letter of intent.  Grupo Aval’s banking subsidiaries have forwards, options, swaps and futures contracts.

Currency derivatives are designed to cover foreign exchange exposure risks on structural or traded open positions by setting up a reciprocal operation or synthetic coverage for up to the maximum exposures allowed by the regulatory and control agencies. Changes in the fair value of such contracts are recognized in the consolidated statements of income. The difference between rights and obligations is daily recorded as income or expense from forward contracts in foreign currency, as the case may be.

For valuation and registering purposes of derivatives, all of Grupo Aval’s banking subsidiaries comply with rules established by the Superintendency of Finance in chapter XVIII of the Basic Accounting and Financial Circular (Circular Básica Contable y Financiera). Each banking subsidiary, however, has the option of developing its own internal valuation models, which have to be presented and approved by the Superintendency of Finance.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Forward contracts

Up to December 31, 2008, the fair values of forward contracts were determined based on interest rate differentials observed in the market between the currencies involved. As from January 2009, forwards are appraised using the standardized methodology issued by the Superintendency of Finance, which uses quoted forward price points published by authorized providers and/or brokerage firms that encompass a major portion of the market’s liquidity. Regulations established by the Superintendency of Finance suggest the following:

The value of the obligation that a forward contract seller (right for its buyer) has to register in its balance sheet is calculated as the product of the amount of foreign currency being negotiated, times the exchange rate of the day of the valuation plus the appropriate quoted forward price points of the transaction, all divided by 1 plus the zero coupon rate as of the maturity of the forward times the result of dividing the maturity of the forward (in days) by 360. The value of the right that the forward contract seller (obligation for its buyer) has to register in its balance sheet is calculated as the product of the amount of foreign currency being negotiated times the expected exchange rate of the day of the maturity, all divided by 1 plus the zero coupon rate as of the maturity of the forward times the result of dividing the maturity of the forward (in days) by 360. To calculate income or expense associated to the transaction, the investor has to consider the difference between the agreed forward exchange rate and the actual forward exchange rate of the day of the valuation. The present value of this difference is calculated using a zero coupon rate. If the resulting value is positive, then the seller of the forward has to recognize it as income in its consolidated statement of operations and the buyer has to recognize a loss for the same value. If the resulting value is negative, then the buyer of the forward has to recognize it as income in its consolidated statement of operations and the seller has to recognize a loss for the same value.

Swap contracts

The fair value of swap contracts is determined using the discounted cash flow method at the interest rates applicable for each cash flow.  Interest rate curves are drawn up for each operation based on information sourced from Bloomberg and Infoval.

Option contracts

Options are appraised as stipulated by the Superintendency of Finance using the Black-Scholes/Merton method, which is the model commonly used on an international basis.

(l)	Foreclosed assets

Grupo Aval’s banking subsidiaries record the value of assets received as collateral using the following criteria:

•
Foreclosed assets represented by real estate properties are recognized based on commercial appraisals technically determined and personal properties, stocks and equity interests are received based on market values.

•	When foreclosed assets are not in a condition to be immediately liquidated, their cost increases with all those expenses required in order to prepare such assets ready for sale.

•
If the proceeds of the sale are more than the settlement value agreed upon with the debtor, that difference is recorded as accounts payable to the debtor.  If the proceeds of the sale are expected to be insufficient to cover the outstanding debt, the difference must be immediately recorded charged as a non-operating expense.

•
Personal property received in payment corresponding to investment securities is valued by applying the criteria indicated in this note under “2(h) Investment securities”, but taking into account provision requirements for the periods referred to below.

•	The profits obtained from a credit sale are deferred over the life of the credit, and are realized as the obligation is paid off.

•	When the commercial value of the property is lower than its book value, a provision is recorded for the difference.

•	Reappraisals of foreclosed assets are recorded as memorandum accounts.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Legal term for sale of foreclosed assets

Banking subsidiaries must sell the foreclosed assets, in a period no later than two years after the foreclosure date, except when, upon the request of each of Grupo Aval’s banking subsidiaries, the Superintendency of Finance extends the term.  However, in any event the extension may not exceed an additional period of two years.

Provisions for foreclosed assets

All of Grupo Aval’s banking subsidiaries register their provisions for foreclosed assets according to External Circular 034 of 2003, both for real estate assets and for movable assets (personal property).

According to the External Circular mentioned above, during the first year following the receipt of the real estate asset, a provision of 30% of the carrying value of the asset at the time of receipt is recognized in the consolidated income statement in proportional monthly installments. This provision increases by an additional 30% in proportional monthly installments within the second year following date of foreclosure of the asset. Once the legal term for sale has expired an authorization for extension is required by the Superintendency of Finance. If the authorization is not granted, a provision equal to 80% of the carrying value of the asset should be recognized. If extension is granted, the remaining 20% of the provision should be recognized by the end of the extension period.

For foreclosed assets different from real estate, the provision is equal to 35% of the carrying value of the asset at the time of foreclosure and should be constituted in proportional monthly installments within the first year following the receipt. This provision should be increased by an additional 35% within the second year. Once the legal term for sale has expired without authorization for extension, the provision should be increased up to 100%. If extension is granted, the remaining 30% of the provision should be recognized by the end of the extension period.

(m)	Property, plant and equipment

This account includes tangible assets acquired or leased, constructed or in the process of importation or construction and permanently used in the course of business which have a useful life exceeding one year.  Property, plant and equipment is recorded at the cost of acquisition, including direct and indirect costs and expenses incurred up to the time that the asset is in a usable condition (adjusted for inflation up to 2001).

Additions, improvements and extraordinary repairs that have a significant increase in the useful life of these assets are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. The annual depreciation rates for each asset item are:

Buildings	5.0%
Equipment, furniture and fixtures	10.0%
Computer equipment	20.0%
Vehicles	20.0%

The individual net book value of buildings (cost less accumulated depreciation) is compared against fair values taken from independent professional appraisals. If the fair value is higher, the difference is recorded as a “Reappraisal of assets” with credit on the “Reappraisal of assets” in shareholders´ equity; if the fair value is lower, the difference first affects the revaluation account and if the value of such an account is not sufficient to absorb such a difference, then the amount that was not recorded as a lesser value of the revaluation is charged to expenses as a provision for other assets of the period. Appraisals must be made at least every three years.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(n)	Operating leases

In the normal course of business, Banco de Bogotá, Banco de Occidente and Banco Popular lease different assets under operating leasing arrangements through their leasing subsidiaries. These assets are recorded at cost.

Depreciation for these assets is applied over either the asset’s useful life or the term of the leasing agreement, whichever period is the shortest.

General provision of 1% of the book value of these assets is recorded.

(o)	Prepaid expenses and deferred charges

Amortization of prepaid expenses and deferred charges is calculated from the date on which they start contributing to the generation of income, based on the following factors:

Prepaid expenses

Prepaid expenses mainly include the following monetary items: leases, amortized over the period prepaid; insurance premiums, amortized over the life of the policy; equipment maintenance, amortized over the life of the contract; and other prepaid expenses amortized over the period in which services are received or costs and expenses are incurred.

Deferred Charges

a.
Expenses incurred in the reorganization and pre-operational expenses represent expenses of research and development of studies and projects which are deferred, provided that pertinent expenses may be identified in a separate manner and that their technical feasibility is proven. Amortization takes place over a period not longer than five years.

b.	Remodeling is amortized over a period not longer than two years.

c.	Computer programs are amortized over periods not longer than three years.

d.	Leasehold improvements are amortized during the lesser of the initial duration of the underlying contract and its probable useful life.

e.	Deferred income tax assets resulting from temporary differences are amortized upon compliance with legal and regulatory fiscal requirements.

f.	Studies and projects are amortized over a period not exceeding two years.

g.	Debt issuance costs are amortized over the life of the related debt by which the costs were incurred.

h.	Other concepts are amortized over the period for recovery of the cash outlay or during the period in which benefits are received.

Deferred charges corresponding to studies and projects, institutional advertising and publicity are not recorded. Disbursements made in connection with these items are recorded directly on the consolidated statements of income as “Administrative and other expenses”.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(p)	Intangible assets

Goodwill

The Superintendency of Finance stipulates how to value, where to register and how to amortize goodwill. According to the Superintendency of Finance rules, goodwill is defined as the difference between the amount of capital paid in an acquisition of an entity and the book value of equity of the acquired entity. Goodwill is created only after the acquiring company achieves control of the acquired entity.

Allocation of goodwill in business lines is allowed according the rules of the Superintendency of Finance and amortization is to be done on a monthly basis over a period of 20 years, unless a financial entity decides to amortize it in a shorter period of time. The methodology proposed by the Superintendency of Finance to amortize goodwill uses an exponential method based on the following formula:

y = ex/15

The following chart shows the results of the application of such formula where x equals each year of goodwill amortization (20 years in this chart); e equals 2.71828; and Y% = [yx / åy(1-20)] and shows the percentage of the goodwill to be amortized per year.

x	y	Y%	x	y	Y%
1	1.07	2.47%	11	2.08	4.81%
2	1.14	2.64%	12	2.23	5.14%
3	1.22	2.82%	13	2.38	5.49%
4	1.31	3.01%	14	2.54	5.87%
5	1.40	3.22%	15	2.72	6.28%
6	1.49	3.44%	16	2.91	6.71%
7	1.59	3.68%	17	3.11	7.17%
8	1.70	3.94%	18	3.32	7.66%
9	1.82	4.21%	19	3.55	8.19%
10	1.95	4.50%	20	3.79	8.76%

Grupo Aval’s goodwill

Grupo Aval (parent company) records the amounts paid in excess of book value in the acquisition of shares or quotas of ownership participation, which mainly arose from the Banco Popular S.A. acquisition in the years 2008, 2006 and 2005. As of December 2009, the value of goodwill for Grupo Aval was Ps 440,397.

Banking subsidiaries’ registered goodwill

Banco de Bogotá S.A. and Banco de Occidente S.A. began to register the requirements of External Memorandum 034 of the Superintendency of Finance, which suggested the exponential methodology for the amortization of goodwill in 2006.

Banco de Bogotá S.A. registered goodwill for the acquisition of Megabanco and as of the closing of the 2006 fiscal year began amortizing it under the exponential method over a period of twenty years. It allocates goodwill among several business lines which are subject to impairment tests in which the company compares its book value (including the assigned goodwill) to technical studies prepared annually by independent experts.  At the end of each reporting period or when there is any indication of impairment (i.e. a reduction in its recoverable amount to below its carrying amount) any impairment is written off. As of December 2009, the value for acquired goodwill for Banco de Bogotá was Ps. 551,392 which included Ps. 1,304 of goodwill registered in Corficolombiana from the acquisitions of Proyectos de Infraestructura S.A. (Ps. 1,209) and Hoteles Estelar S.A. (Ps. 95).

Banco de Occidente S.A. amortizes goodwill generated when it acquired Banco Aliadas and Banco Unión Colombiano on the basis of the exponential method over a period of 216 and 237 months, respectively. It allocates goodwill among several business lines which are subject to the same impairment tests as those given to Banco de Bogotá S.A.  As of December 2009, the value for goodwill for Banco de Occidente was Ps. 28,355.

Banco Popular S.A. and Banco Comercial AV Villas S.A., through December 31, 2009, have not generated any goodwill.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(q)	Other assets

Other assets primarily include assets held for sale, investments in trusts, assets available for lease contracts, and prepaid taxes.

Assets held for sale correspond to assets which are no longer used in the core business of Grupo Aval’s banking subsidiaries and which are depreciated until their realization. Moreover, those assets are tested for impairment and any deterioration is charged to the consolidated statement of income. Investments in trusts include rights acquired in trust operations. The assets held under trust agreements are accounted for based on their adjusted costs and neither income nor expense is generated by such transaction.  Impact of the consolidated statements of income is registered when the assets are actually sold or transferred to a third party. Assets available for lease contracts correspond to the inventory of assets which are expected to be placed under lease contracts in short term.

(r)	Rights under trust agreements

This account records the rights generated through the execution of all mercantile fiduciary agreements which give either the trustee or the beneficiary the right to exert in accordance with either the contract or legal dispositions.

(s)	Reappraisals

This account records reappraisal of investments Available-for-sale with low liquidity levels or which are not quoted properties and equipment - specifically, real estate, vehicles and works of art.

Reappraisal of Available-for-sale equity securities is recorded based on the shareholder’s stake in the issuers’ equity.

Reappraisal of real estate properties is measured as the difference between the net cost of the assets and the value of their commercial appraisal conducted by firms with recognized experience and reputation in these matters.  In the event of devaluation in the value of the property, under a rule of prudence, an allowance is recorded. According to Decree 2649 of 1993, reappraisals of assets should be done at least once every three years.

Reappraisal of works of art is recorded taking into account the condition of preservation of the works, their authenticity, size, technique and the price of similar works.

(t)	Deferred income

This account records deferred income and income received in advance in the regular course of business.  Amounts recorded in this account are amortized over the period to which they relate, or in which the services are rendered or the money is collected in the case of profits obtained from the sale of goods sold on credit.

The capitalization of yields on restructured loans that have been recorded in memorandum accounts or as charge-off loan balances are included in this category as indicated in note 2 (i) above.

(u)	Deferred tax

In Colombia, the inclusion of timing differences related to the amortization of carry over losses and the excess of presumed income over ordinary income as a deferred tax asset is restricted.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(v)	Pension plans

Before Decree 2984 of August 12, 2009 became effective, Grupo Aval’s banking subsidiaries adhered to the requirements of Decree 1517 of August 4, 1998 which stated that, through annual installments, the provision of the actuarial cost had to be 100.0% of coverage by December 31, 2010. Once Decree 2984 became effective, the annual provision is now increased on a straight-line basis in such a manner that 100.0% of the actuarial cost will be accomplished as of December 31, 2023.

Payments of retirement pensions are made against the pertinent reserve.

(w)	Estimated liabilities and provisions

Grupo Aval’s banking subsidiaries have created reserves to cover justifiable, quantifiable and verifiable liabilities. This account also records estimates for taxes and labor contribution expenses. Estimated labor liabilities are recorded based on applicable legislation and current labor agreements.

(x) Equity inflation adjustments

Until December 2000, Grupo Aval and its consolidated banking subsidiaries’ financial statements were subject to inflation adjustments. The cumulative effect of such adjustments in non-monetary assets and liabilities is included in each of the adjusted accounts, and the adjustments to the equity accounts are included in the “equity inflation adjustments” line item. During 2009, the amount of such account decreased due to a payment of the “equity tax” mandated by law. According to Law 1111 of 2006, all entities subject to payment of the “equity tax” are allowed to charge those taxes against the “equity inflation adjustments” and not charge them in the consolidated statements of income. According to Law 1111 of 2006, the “equity tax” will be charged until 2010.

(y) Recognition of financial income, costs and expenses

Financial income and expenses are recognized on an accrual basis.

Loan origination costs are recorded in the consolidated statements of income when incurred and the corresponding revenues are collected. Grupo Aval’s banking subsidiaries do not implement a policy of collecting commissions on the origination of the loans. Commissions that they collect from credit cards are recorded in the consolidated statements of income using the accrual method.

All profits obtained from credit sales of foreclosed assets are recorded as revenues when the value of the credit is collected.

Suspension of accruals of interest is detailed in note 2 (i)- “Loans and Financial Leases”.

(z)	Memorandum accounts

Memorandum accounts record transactions in which Grupo Aval’s banking subsidiaries acquire contingent rights or assume contingent obligations, which are in each case conditioned by possible or remote future events.  These accounts also include financial income accrued since the time at which the balance sheet ceases to accrue on the income accounts with regard to the loan portfolio and financial leasing operations.

Contingencies including fines, sanctions, litigation and lawsuits are evaluated by each of the banking subsidiaries’ legal department. Estimating loss contingencies necessarily implies exercising judgment and is, therefore, subject to opinion. In estimating loss contingencies regarding pending legal proceedings against each banking subsidiary, each legal department evaluates, among other aspects, the merits of each case, the case law of the courts in question and the current status of the individual proceedings.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

If this evaluation reveals the probability that a material loss has occurred and the amount of the liability can be estimated, then this is recorded in the consolidated financial statements.  If the evaluation reveals that a potential loss is not probable or the outcome either is uncertain or probable but the amount of the loss cannot be estimated, then the nature of the corresponding contingency is disclosed in a note to the consolidated financial statements along with the probable estimated range of the loss. Loss contingencies that are estimated as being remote are not disclosed.

Memorandum accounts record third-party operations whose nature does not affect the financial situation of Grupo Aval’s banking subsidiaries. This also includes tax memorandum accounts that record figures for drawing up tax returns and internal control or management information accounts.

(aa)	Earnings Per Share

Earnings per share as of December 2009, 2008 and 2007 is calculated based on the weighted average number of fully paid shares, which for the years ended December 2009, 2008 and 2007 was 13,935,966,116, 13,925,515,234 and 13,556,944,341, respectively, with a nominal price of Ps 1.00 each. As of December 2009, 2008 and 2007, the number of shares outstanding was 13,943,982,323 for both 2009 and 2008, and 13,943,982,163 for 2007. The number of fully paid shares was 13,943,980,671; 13,928,896,111 and 13,906,172,486 as of December, 2009, 2008 and 2007, respectively. In the consolidated financial statements earnings per share are shown as “Earnings per shares”.

(ab)   Business Combination

Upon a business combination, the purchase method of accounting requires that (i) the purchase price be allocated to the acquired assets and liabilities on the basis of their book value under Colombian Banking GAAP, (ii) the statement of income of the acquiring company for the period in which a business combination occurs include the income of the acquired company as if the acquisition had occurred on the first day of the reporting period and (iii) the costs directly related to the purchase business combination are expensed as incurred.

(3)	CASH AND DUE FROM BANKS

The balances of cash and due from banks consisted of the following:

	2009		2008
Colombian peso-denominated:
Cash	Ps.	1,667,674	Ps.	1,578,745
Due from the Colombian Central Bank		2,950,957		3,085,689
Due from domestic banks		188,738		235,873
Remittances of domestic negotiated checks in transit		53,063		9,620
Allowance for cash and due from banks		(3,755)		(3,157)
Total peso-denominated		4,856,677		4,906,770
Foreign currency-denominated:
Cash		18,334		11,385
Due from the Colombian Central Bank		564		4,360
Due from foreign banks		324,046		290,435
Remittances of foreign negotiated checks in transit		9,082		8,287
Foreign correspondents		2,971		3,559
Total foreign currency-denominated		354,997		318,026
Total cash and due from banks	Ps.	5,211,674	Ps.	5,224,796

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

The Colombian Central Bank requires financial institutions to set aside specific amounts of cash as reserves against deposits. These reserves may be held as vault cash in a noninterest-bearing account with the Central Bank. Though one objective of reserve requirements is to safeguard liquidity in the banking system, institutions do not look to their reserves as a primary source of liquidity. Grupo Aval’s banking subsidiaries had reserves in cash and deposits with the Central Bank amounting to Ps. 4,185,218 and Ps. 4,049,327 at December 31, 2009 and 2008, respectively. According to Resolution 11 of 2008, reserve requirements are measured bi-weekly and the amounts depend on the type of deposit (11.0% for checking and saving accounts and 4.5% for time deposits with a maturity of less than 540 days).

(4)	INVESTMENT SECURITIES

Investment in trading securities consisted of the following:

	2009		2008
Trading-debt securities
Colombian peso-denominated:
Colombian government	Ps.	3,913,327	Ps.	1,132,463
Colombian Central Bank		-		34
Government entities		64,650		87,584
Financial institutions		248,098		530,085
Corporate bonds		201,257		31,977
Total Colombian-peso denominated		4,427,332		1,782,143
Foreign currency-denominated:
Colombian government		116,705		78,840
Foreign governments		53,465		-
Government entities		140,888		81,149
Financial institutions		25,699		318
Corporate bonds		154,890		39,033
Total foreign currency-denominated		491,647		199,340
Total trading-debt securities	Ps.	4,918,979	Ps.	1,981,483

The foreign currency-denominated debt securities issued or secured by the Colombian government are bonds denominated in U.S. dollars, purchased at nominal value, with annual average interest rates of 3.94% and 5.41% for 2009 and 2008 respectively.

	2009		2008
Trading-equity securities
Colombian peso-denominated:
Tablemac	Ps.	17,963	Ps.	-
Empresa de Energía de Bogotá		382,173		-
Investment Funds		165,716		156,045
Mandatory Investment Funds		237,307		177,326
Bolsa de Valores de Colombia		-		214
Other		1,116		7,464
Total Colombian peso-denominated		804,275		341,049
Foreign currency-denominated:
Investment Funds		145		689
Total trading-equity securities	Ps.	804,420	Ps.	341,738

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Available-for-sale debt securities as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Available-for-sale debt securities
Colombian peso-denominated:
Colombian government	Ps.	4,871,889	Ps.	3,569,640
Financial institutions		112,036		80,645
Other		359,954		442,265
Total Colombian peso-denominated		5,343,879		4,092,550
Foreign currency-denominated:
Colombian government		698,278		291,278
Government entities		203,410		38,951
Foreign government		117,134		241,690
Financial institutions		86,711		85,540
Other		293,565		239,411
Total foreign currency-denominated		1,399,098		896,870
Total Available-for-sale debt securities	Ps.	6,742,977	Ps.	4,989,420

Available-for-sale equity securities as of December 31, 2009 and 2008 consisted of the following:

	Ownership % as of December 31, 2009	2009		Ownership % as of December 31, 2008	2008
Available-for-sale-equity securities
ACH Colombia S.A.	23.90%	Ps.	1,819	23.90%	Ps.	1,819
Aerocali S.A.	33.33%		2,474	33.33%		2,474
Bolsa de Valores de Colombia S.A. “BVC”	3.40%		18,527	6.86%		12,413
Colombina S.A.	-		-	7.59%		14,824
Compañía Hotelera de Cartagena de Indias S.A.	-		-	49.40%		45,318
Consesionaria Tibitó S.A.	33.33%		9,823	33.33%		9,823
Consesionaria Ruta del Sol S.A.	33.00%		8,580	-		-
Depósito Centralizado de Valores de Colombia “DECEVAL”	8.04%		2,843	8.04%		2,843
Empresa De Energía de Bogotá “EEBB”	-		-	3.81%		211,954
Gas Natural S.A.	1.68%		53,481	1.68%		27,797
Jardín Plaza S.A.	17.76%		10,031	17.76%		10,031
Mineros S.A.	6.98%		101,977	6.98%		43,861
Proenergía Internacional S.A.	14.39%		78,131	-		-
Promigás S.A.	14.39%		663,485	14.37%		703,178
Promisión Celular S.A. “PROMICEL”	16.64%		4,804	16.64%		4,804
Redeban Redmulticolor S.A.	20.20%		4,334	20.20%		4,334
Sociedad de Inversiones de Energía S.A.	7.80%		18,985	10.31%		18,985
Sociedad Transportadora de Gas de Occidente S.A.	2.80%		11,922	2.80%		12,282
Sociedad Transportadora del Oriente S.A.	20.00%		10,278	20.00%		5,578
Tableros y Maderas de Caldas S.A. “TABLEMAC”	-		-	11.88%		11,291
Textiles del Espinal S.A.	8.56%		2,399	8.56%		2,399
Titularizadora Colombiana S.A.	9.96%		8,007	9.96%		8,007
Trust Fiducolombia	-		-	-		22,088
Visa Inc	0.00%		50,589	-		5,353
Other			36,313			14,087
Total Available-for-sale equity securities		Ps.	1,098,802		Ps.	1,195,543

Dividends received from equity investments amounted to Ps. 102,670, Ps. 89,146 and Ps. 103,877 for the years ended December 31, 2009, 2008 and 2007, respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

All equity investments were classified as category A as of December 31, 2009 and 2008, except for the investments shown in the table below. The investments that do not show a category assigned to them are the ones held by non-financial subsidiaries of Grupo Aval, as they are not obliged to assign risk categories to their investments.

Entity	Category	2009 allowance		Category	2008 allowance
Aquacultivos del Caribe S.A.	E	Ps.	477	E	Ps.	477
Caribú Internacional S.A.	E		782	E		782
CCI Marketplace S. A.	-		140	-		96
Edubar	-		123	-		123
Fábrica de Textiles del Tolima S.A.	-		379	-		379
Futbolred.com S.A.	E		362	E		362
Inmobiliaria Selecta S. A.	-		82	-		83
Inversiones FCPM Holdings	-		143	-		-
Petróleos Colombianos Limited	E		101	E		111
Petróleos Nacionales S. A.	E		257	E		257
Procensa S.A. In dissolution process	-		296	-		-
Promisión Celular S.A. Promicel	C		1,307	-		-
Promotora de Inversiones Ruitoque S.A.	B		198	B		185
Promotora La Alborada	E		316	E		316
Promotora La Enseñanza S.A.	E		70	E		70
Proyecto Centro de Comunicaciones El Salitre S.A. In dissolution process	-		-	-		296
Textiles del Espinal S.A.	E		2,399	D		1,440
General provision	-		-	-		404
Other	-		196	-		253
Total allowance for Available-for-sale equity securities		Ps.	7,628		Ps.	5,634

Investment in Held-to-maturity debt securities as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Held-to-maturity debt securities
Colombian peso-denominated:
Colombian government	Ps.	798,881	Ps.	884,027
Government entities		1,830,637		1,614,924
Financial institutions		15,159		33,655
Corporate bonds		47,451		52,986
Total peso-denominated		2,692,128		2,585,592
Foreign currency-denominated:
Government entities		264,673		249,007
Foreign government		33,915		21,301
Financial institutions		19,742		62,181
Other		24,560		11,967
Total foreign currency-denominated		342,890		344,456
Total Held-to-maturity debt securities	Ps.	3,035,018	Ps.	2,930,048

Grupo Aval sold Ps. 3,422,219 and Ps. 2,072,004 of investment securities Available-for-sale and Held-to-maturity during the years ended December 31, 2009 and 2008, respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

The maturity and yield of peso-denominated debt securities issued by the Colombian government, as of December 31, 2009, were as follow:

	Balance		Yield(1)
Maturity
One year or less	Ps.	75,509	4.1%
One year through five years		381,751	3.9%
Five years through ten years		341,621	4.7%
More than ten years		-	-
Total	Ps.	798,881	4.2%

(1)   Calculated using internal return rate (IRR) as of December 31, 2009.

Allowance for investment securities as of December 31, 2009 and 2008, are as follows:

	2009		2008
Debt securities:
Trading	Ps.	3,206	Ps.	2,781
Available-for-sale		1,907		1,945
Held-to-maturity		158		158
Total debt securities		5,271		4,884
Equity securities:
Trading		2		2
Available-for-sale		7,628		5,634
Total equity securities		7,630		5,636
Total allowance for investment securities	Ps.	12,901	Ps.	10,520

(5)	LOANS AND FINANCIAL LEASES

Loan portfolio and financial lease contracts were classified in accordance with the requirements of the Superintendency of Finance and were as of December 31, 2009 and 2008 as follows:

As of December 31, 2009

Classification	Commercial		Consumer		Microcredit		Mortgage		Financial leases		Total
“A” Normal risk	Ps.	23,531,530	Ps.	10,568,310	Ps.	265,475	Ps.	793,451	Ps.	2,895,223	Ps.	38,053,989
“B” Acceptable risk		1,450,731		197,111		5,737		43,457		147,624		1,844,660
“C” Appreciable risk		420,468		147,643		3,883		9,105		56,036		637,135
“D” Significant risk		548,492		376,733		2,237		5,401		100,885		1,033,748
“E” Unrecoverable		188,064		106,052		8,702		14,019		10,292		327,129
Total loans and financial leases	Ps.	26,139,285	Ps.	11,395,849	Ps.	286,034	Ps.	865,433	Ps.	3,210,060	Ps.	41,896,661

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

As of December 31, 2008

Classification	Commercial		Consumer		Microcredit		Mortgage		Financial leases		Total
“A” Normal risk	Ps.	23,760,081	Ps.	9,574,820	Ps.	258,446	Ps.	755,323	Ps.	2,837,360	Ps.	37,186,030
“B” Acceptable risk		894,431		243,400		6,320		69,405		126,499		1,340,055
“C” Appreciable risk		304,702		153,049		3,988		15,962		44,670		522,371
“D” Significant risk		391,288		311,366		2,174		4,620		91,126		800,574
“E” Unrecoverable		175,639		87,607		3,692		23,682		4,375		294,995
Total loans and financial leases	Ps.	25,526,141	Ps.	10,370,242	Ps.	274,620	Ps.	868,992	Ps.	3,104,030	Ps.	40,144,025

The following table represents a summary of restructured loans:

	2009		2008
Ordinary restructurings	Ps.	682,997	Ps.	439,905
Extraordinary restructurings		12,828		521
Under Law 550		162,640		163,219
Under Law 617		375,672		391,939
Creditor agreement proceedings		16,880		3,407
Interest and other receivables items		33,135		42,002
Restructured loans		1,284,152		1,040,993
Allowances for loan losses		(405,924)		(329,229)
Restructured loans, net	Ps.	878,228	Ps.	711,764

Allowance for loan and financial lease losses

The following table sets forth an analysis of the activity in the allowance for loan and financial lease losses:

	2009		2008		2007
Balance at beginning of year	Ps.	1,625,752	Ps.	1,278,158	Ps.	948,678
Provision for loan losses		1,855,591		1,600,351		1,318,833
Charge-offs		(558,238)		(369,810)		(247,082)
Effect of difference in exchange rate		(802)		715		(580)
Reclassification - Securitization		(6,906)		501		(153)
Reversals of provisions		(1,034,323)		(884,163)		(741,538)
Balance at end of year	Ps.	1,881,074	Ps.	1,625,752	Ps.	1,278,158

Recoveries of charge-offs loans are recorded separately in the consolidated statements of income.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(6)   ACCRUED INTEREST RECEIVABLE ON LOANS AND FINANCIAL LEASES AND ACCOUNTS RECEIVABLE, NET

Accrued interest receivable on loans and financial leases and accounts receivable, net as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Accrued interest receivable on loans and financial leases	Ps.	475,523	Ps.	603,006
Allowance for accrued interest losses		(69,438)		(47,041)
Total interest accrued on loans and financial leases, net		406,085		555,965
Accounts receivable:
Payments on behalf of customers		153,610		155,941
Commissions and fees		50,418		42,496
Advances to contractors and suppliers		116,618		162,546
Commitment seller		60,688		28,660
Dividends		10,903		11,462
Warehouse services		27,974		34,097
Insurance claims		46,995		4,387
Taxes		10,231		9,553
Sale of services and goods		61,050		2,429
Other receivables		351,731		373,918
Total accounts receivable		890,218		825,489
Allowance for accounts receivable losses		(107,127)		(74,275)
Total accounts receivable, net		783,091		751,214
Total accrued interest receivable on loans and financial leases and accounts receivable, net	Ps.	1,189,176	Ps.	1,307,179

The changes in allowance for accrued interest receivable on loans and financial leases and accounts receivable were as follows:

	2009		2008		2007
Balance at beginning of year	Ps.	121,316	Ps.	90,167	Ps.	72,334
Provision for uncollectible amounts		246,923		143,995		99,837
Charge-offs		(84,379)		(36,408)		(17,274)
Recovery of provisions		(107,288)		(76,448)		(64,718)
Effect of differences in exchange rate		(7)		10		(12)
Balance at end of year	Ps.	176,565	Ps.	121,316	Ps.	90,167

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(7)   BANKERS’ ACCEPTANCES, SPOT TRANSACTIONS AND DERIVATIVES

Grupo Aval’s rights and obligations from bankers’ acceptances, spot transactions and derivatives as of December 31, 2009 and 2008 were as follows:

	2009		2008
Bankers’ acceptances
Current	Ps.	40,772	Ps.	63,756
Total bankers’ acceptances		40,772		63,756
Derivatives (in fair values)
Spot transactions, net
Foreign exchange rights contracts bought		22,917		3,072
Foreign exchange rights contracts sold		71,603		-
Investment securities rights bought (peso-denominated)		277		-
Total rights		94,797		3,072
Foreign exchange commitments contracts sold		(94,442)		(3,066)
Investment securities commitments bought (peso-denominated)		(286)		-
Total obligations		(94,728)		(3,066)
Total spot transactions, net		69		6
Forward contracts
Foreign exchange rights contracts bought		5,758,735		4,838,157
Foreign exchange rights contracts sold		6,711,902		5,335,162
Investment securities rights bought (peso-denominated)		5,186		3,403
Investment securities rights sold (peso-denominated)		21,356		41,883
Total rights		12,497,179		10,218,605
Foreign exchange commitments contracts bought		(5,789,943)		(4,715,293)
Foreign exchange commitments contracts sold		(6,649,585)		(5,450,251)
Investment securities commitments bought (peso-denominated)		(5,191)		(3,406)
Investment securities commitments sold (peso-denominated)		(22,014)		(41,482)
Total obligations		(12,466,733)		(10,210,432)
Total forward contracts, net		30,446		8,173
Futures contracts
Foreign exchange rights contracts sold		15,332		-
Total rights		15,332		-
Foreign exchange commitments contracts sold	Ps.	(15,332)	Ps.	-
Total obligations		(15,332)		-
Swaps
Foreign exchange right contracts		622,985		311,285
Interest rate rights contracts		529,245		931,035
Foreign exchange commitments contracts		(616,933)		(305,531)
Interest rate commitments contracts		(528,904)		(925,203)
Total swaps, net		6,393		11,586
Options
Foreign exchange call options		(754)		(1,485)
Foreign exchange put options		(314)		1,399
Interest rate options		2,138		4,352
Total options, net		1,070		4,266
Total bankers’ acceptances, spot transactions and derivatives	Ps.	78,750	Ps.	87,787

Grupo Aval’s banking subsidiaries currently have an investment portfolio in local and foreign currencies that allows them to offer foreign exchange and interest rate hedging to their clients.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Derivative instruments are used to protect against exchange-rate risk and increase predictability of each subsidiary´s yield on foreign-currency investments.

Under the rules of the Superintendency of Finance, the banking subsidiaries’ derivatives portfolio is marked to market on a daily basis. Unrealized gains and losses are recognized in the consolidated statements of income.

The rates and maturities indicated for forward contracts are the same as the futures contracts.

(8)	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Property, plant and equipment
Land (1)	Ps.	188,679	Ps.	175,012
Buildings		725,558		615,293
Furniture, equipment and fixtures		316,130		315,567
Computer equipment		413,513		358,253
Vehicles		33,374		31,177
Construction in progress (2)		5,434		12,420
Machinery and equipment		371,241		292,478
Other		661		718
Equipment in transit (2)		39,205		71,100
Total		2,093,795		1,872,018
Less accumulated depreciation		(989,013)		(907,296)
Allowance		(8,328)		(8,058)
Property, plant and equipment, net	Ps.	1,096,454	Ps.	956,664

(1) Not a depreciable asset.

(2) Depreciable asset when the construction is completed and/or the asset is ready to use.

Property, plant and equipment depreciation expense for the years ended December 31, 2009, 2008 and 2007, amounted to Ps. 107,698, Ps. 97,374 and Ps. 94,834, respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(9)	OPERATING LEASES, NET

Operating leases where the Grupo Aval banking subsidiaries act as lessors as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Operating leases
Machinery and equipment	Ps.	73,251	Ps.	74,660
Vehicles		9,030		9,410
Furniture, equipment and fixtures		59,188		45,941
Computer equipment		306,858		266,747
Total		448,327		396,758
Less accumulated depreciation		(162,106)		(137,653)
Allowance		(3,687)		(3,423)
Operating leases, net	Ps.	282,534	Ps.	255,682

Operating lease depreciation expense for the years ended December 31, 2009, 2008 and 2007 amounted to Ps. 97,454, Ps. 90,664 and Ps. 77,943, respectively.

(10)	FORECLOSED ASSETS, NET

Foreclosed assets as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Foreclosed assets:
Real estate	Ps.	161,419	Ps.	161,207
Other assets		10,119		7,618
Total		171,538		168,825
Allowance		(123,524)		(126,236)
Total foreclosed assets, net	Ps.	48,014	Ps.	42,589

The changes in allowance for foreclosed assets were as follows:

	2009		2008		2007
Balance at beginning of year	Ps.	126,236	Ps.	149,121	Ps.	185,374
Provision		22,189		10,318		26,871
Charge-offs		(792)		(997)		(7,030)
Recovery of provisions		(23,650)		(31,516)		(48,595)
Reclassifications		(13)		(291)		(6,701)
Effect of differences in exchange rates		(446)		(399)		(798)
Balance at the end of year	Ps.	123,524	Ps.	126,236	Ps.	149,121

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(11)	PREPAID EXPENSES AND DEFERRED CHARGES

Prepaid expenses and deferred charges as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Prepaid expenses:
Insurance premiums	Ps.	7,932	Ps.	5,497
Leases		1,634		2,272
Equipment maintenance		2,013		1,887
Other		5,817		4,585
Total prepaid expenses		17,396		14,241
Deferred charges:
Preoperating and reorganization expenses		5,573		207,474
Remodeling expenses		24,803		17,013
Computer programs		29,449		21,882
Leasehold improvements		22,103		15,356
Advertising and propaganda		7,245		13,071
Deferred income tax asset (1)		64,010		38,716
Fees and commissions		2,077		1,420
Studies and projects		219,699		175,151
Other		219,225		16,821
Total deferred charges		594,184		506,904
Total prepaid expenses and deferred charges	Ps.	611,580	Ps.521,145

(1)	Deferred income tax assets relates to the following temporary differences:

	2009		2008
Deferred income tax asset
Estimated liabilities	Ps. 62,644		Ps. 38,020
Deferred charges		288		216
Other		1,078		480
Total deferred income tax asset	Ps.	64,010	Ps.	38,716

(12)	GOODWILL, NET

Goodwill, net as of December 31, 2009 and 2008 was as follows:

	2009		2008
Goodwill related to Megabanco acquisition (Registered in Banco de Bogotá S.A.)	Ps.	550,088	Ps.	567,854
Goodwill related to Banco Popular and Banco Comercial AV Villas acquisitions (Registered in Grupo Aval)		440,396		453,325
Goodwill related to Banco Aliadas and Banco Unión acquisitions (Registered in Banco de Occidente S.A.)		28,355		41,422
Goodwill related to Proyectos de Infraestructura and Hoteles Estelar’s acquisitions (Consolidated into Banco de Bogotá S.A. through Corficolombiana.)		1,304		1,417
Total goodwill, net	Ps.	1,020,143	Ps.	1,064,018

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

The movements in goodwill were as follows:

	2009		2008		2007
Balance at beginning of year	Ps.	1,064,018	Ps.	953,298	Ps.	950,853
Goodwill acquired in business combination		-		148,928		37,994
Amortization expenses		(43,502)		(37,885)		(34,840)
Other related expenses (*)		(373)		(323)		(709)
Balance at end of year	Ps.	1,020,143	Ps.	1,064,018	Ps.	953,298

(*)	Other related expenses mainly reflect a portion of Corficolombiana´s amortization expense that was registered as “other expense” in the consolidated statements of income.

(13)	OTHER ASSETS, NET

Other assets as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Assets held for sale	Ps.	300,173	Ps.	197,957
Value added tax deductible and withholding taxes		43,659		34,207
Restricted deposits		60,326		74,237
Investment in trust		111,441		171,695
Prepaid taxes		38,807		20,015
Assets available for lease contracts		98,295		94,419
Consortiums(1)		64,450		58,767
Other		107,483		101,224
Total		824,634		752,521
Less: Allowance		(55,137)		(54,959)
Total other assets, net	Ps.	769,497	Ps.	697,562

(1)	Consortiums include capitalized expenses related to toll road consortiums that Corficolombiana operates.

(14)	REAPPRAISAL OF ASSETS

The following table describes reappraisals of assets as of December 31, 2009 and 2008:

	2009		2008
Reappraisal of property plant and equipment	Ps.	1,596,848	Ps.	1,392,805
Revaluation of investments		303,868		166,260
Reappraisal of other assets		22,433		20,922
Total reappraisal of assets		1,923,149		1,579,987
Less: Non-controlling interests		(1,207,469)		(998,072)
Total equity revaluations	Ps.	715,680	Ps.	581,915

Reappraisal of property, plant and equipment is measured as the difference between the net cost of the assets and the value of their commercial appraisal conducted by firms with recognized experience and reputation in these matters.  In the event of devaluation in the value of the property, under a rule of prudence, an allowance is recorded. According to Decree 2649 of 1993, reappraisals of assets should be done at least once every three years.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

The amount of reappraisal of assets attributable to non-controlling interests reflects third-party participation in Banco de Bogotá and its subsidiaries (including Corficolombiana and its subsidiaries), Banco de Occidente and its subsidiaries, Banco Popular and its subsidiaries and Banco Comercial AV Villas.

(15)	TIME DEPOSITS

Certificates of time deposit (classified per maturity) as of December 31, 2009 and 2008 were as follows:

	2009		2008
Less than six-months	Ps.	6,557,829	Ps.	7,591,590
Between six to twelve months		3,257,054		2,658,214
Between twelve and eighteen months		963,553		1,287,634
More than 18 months		5,365,781		4,483,879
Total certificates of time deposits	Ps.	16,144,217	Ps.	16,021,317

During 2008, the level of cash reserves, referred to as the general minimum deposit requirement, was first increased by the Central Bank from 8.3% to 11.5% for checking and saving accounts and from 2.5% to 6% for time deposits. Near the end of 2008, it was decreased to 11% for checking and saving accounts and 4.5% for time deposits. In May 2007, as a cautionary measure, the Central Bank forced banks to maintain, in addition to the general minimum deposit requirement, a marginal minimum deposit requirement of approximately 25% of total deposits that exceeded the level that each bank had as of May 7, 2007. This marginal minimum deposit requirement was a temporary measure aimed at decreasing the level of liquidity in the market and was eliminated by the Central Bank in mid-2008.

(16)	INTERBANK BORROWINGS AND OVERNIGHT FUNDS

Interbank borrowings and overnight funds as of December 31, 2009 and 2008 were as follows:

	2009		2008
Ordinary interbank funds bought	Ps.	438,380	Ps.	177,500
Commitments of investment in simultaneous operations		1,163,769		115,384
Commitments of closed repo operations		472,297		501,962
Commitments of open repo operations		679,208		-
Total interbank and overnight funds	Ps.	2,753,654	Ps.	794,846

(17)	BORROWINGS FROM BANKS AND OTHERS

The Colombian government has established programs to promote the development of specific sectors of the economy which are under the administration of the Colombian Central Bank and various government entities such as Banco de Comercio Exterior (“Bancoldex”), Fondo para el Financiamiento del Sector Agropecuario (“FINAGRO”) and Financiera de Desarrollo Territorial (“FINDETER”). These sectors include foreign trade, agriculture, tourism and many other industries.

These loans generally bear interest from 3% to 6% above the average rates paid by domestic banks on short-term time deposits.  Loan maturities vary depending on the program (up to ten years). Grupo Aval funds approximately 0% to 15% of the total loan balance, with the remainder being provided by the respective government agencies.  Loans to customers are in the same currency and maturity as the borrowings from the agencies.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

	2009		2008
Banco de Comercio Exterior ("Bancoldex")	Ps.	1,387,173	Ps.	1,308,599
Fondo para el Financiamiento del Sector Agropecuario ("FINAGRO")		493,293		455,725
Financiera de Desarrollo Territorial ("FINDETER")		767,877		864,768
Foreign banks		833,695		1,569,345
Other financial institutions		250,512		343,264
Indebtedness to related parties		122,333		506,704
Total borrowings from banks and others	Ps.	3,854,883	Ps.	5,048,405

Maturities of borrowings from banks and others as of December 31, 2009 were as follows:

2010	Ps.	2,109,179
2011		454,781
2012		374,625
2013		357,964
2014 and thereafter		558,334
Total borrowings from banks and others	Ps.	3,854,883

(18)	ACCOUNTS PAYABLE

Accounts payable as of December 31, 2009 and 2008 were as follows:

	2009		2008
Dividends payable	Ps.	291,835	Ps.	339,111
Suppliers		170,606		166,953
Contribution on financial transactions		17,067		13,691
Taxes		241,207		200,908
Collections for third parties		352,590		339,522
Withholdings and labor contributions		36,149		29,678
Insurance		2,964		4,893
Pending checks		26,744		29,203
Other		379,341		444,653
Total accounts payable	Ps.	1,518,503	Ps.	1,568,612

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(19)	OTHER LIABILITIES

Other liabilities as of December 31, 2009 and 2008 were as follows:

	2009		2008
Consolidated severance and interest on severance	Ps.	61,967	Ps.	58,667
Accrued vacations		44,633		42,166
Other labor benefits		47,469		34,772
Unearned interest (1)		55,957		55,095
Unallocated payments from customers		98,741		85,935
Deferred income		46,448		4,586
Dormant deposits		22,948		21,913
Pension obligations (2)		278,561		261,837
Deferred income tax(3)		103,403		77,207
Interest		6,667		6,603
Consortiums		17,832		17,107
Other		166,122		190,189
Total other liabilities	Ps.	950,748	Ps.	856,077

(1)	Unearned interest primarily consists of prepayments of interest by customers.

(2)	The following is an analysis of Grupo Aval’s banking subsidiaries pension obligations as of December 31, 2009 and 2008:

	Pension liability		Deferred cost		Net pension liability
Balance at December 31, 2007	Ps.	247,866	Ps.	(10,895)	Ps.	236,971
Adjustment per actuarial valuation		55,229		(55,229)		-
Benefits paid		(26,916)		-		(26,916)
Pension expense		-		51,782		51,782
Balance at December 31, 2008		276,179		(14,342)		261,837
Adjustment per actuarial valuation		45,647		(45,647)		-
Benefits paid		(30,235)		-		(30,235)
Pension expense		-		46,959		46,959
Balance at December 31, 2009	Ps.	291,591	Ps.	(13,030)	Ps.	278,561

In compliance with Colombian law, the present value of the obligation for pensions was determined on the basis of actuarial calculations.  The significant assumptions used in the actuarial calculations were the following:

	2009	2008	2007
Discount rate	4.80% to 11.59%	7.63% to 12.43%	8.83% to 14.05%
Future pension increases	6.48% to 7.67%	5.69% to 7.63%	4.48% to 8.83%

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(3)	Deferred income tax liability relates to the following temporary differences:

	2009		2008
Deferred income tax liabilities
Unrealized gain on investment securities	Ps.	2,610	Ps.	1,562
Property, plant and equipment		18,095		18,732
Bankers’ acceptances and derivatives		38,469		16,106
Deferred charges		38,265		37,280
Pension plan		4,422		3,404
Other		1,542		123
Total deferred income tax liabilities	Ps.	103,403	Ps.	77,207

(20)	LONG-TERM DEBT (BONDS)

Companies are authorized by the Superintendency of Finance to issue or place secured and unsecured bonds. As of December 2009 and 2008, all of the bond issuances of Grupo Aval and its subsidiaries have been unsecured and are solely obligations of each issuer.

As of December 31, 2009 and 2008, long-term debt (bonds) was as follows:

		Amounts outstanding
Issuer	Issuance date	2009		2008		Tranches		Maturity	Coupon rate
Grupo Aval Acciones y Valores S.A.	December, 2009	Ps.	750,000	Ps.	-	Ps.	105,499	December, 2014	CPI + 3.69%
							114,670	December, 2016	CPI + 4.49%
							279,560	December, 2019	CPI + 4.84%
							124,520	December, 2024	CPI + 5.20%
							125,751	December, 2012	DTF + 1.14%
	October, 2005		200,000		200,000		100,000	October, 2011	CPI + 2.63%
							100,000	October, 2015	CPI + 3.37%
	April, 2005		200,000		200,000		105,300	April, 2010	CPI + 5.03%
							94,700	April, 2012	CPI + 5.60%
Total Grupo Aval Acciones y Valores S.A.			1,150,000		400,000

Banco de Bogotá S.A.	April, 2008 (2)		204,980		203,105		110,283	April, 2015	CPI + 7.00%
							76,197	April, 2015	UVR +7.00%
							18,500	April, 2015	DTF + 3.00%
	February, 2004		190,135		190,135		190,135	February, 2011	CPI + 6.49%
	February, 2004 (2)		13,240		12,915		13,240	February, 2011	UVR + 6.39%.

Total Banco de Bogotá S.A.			408,355		406,155
Banco de Occidente S.A. (1)	February, 2008 (2)		29,500		29,500		29,500	February, 2015	DTF + 5.90%
	August, 2007 (2)		50,500		50,500		50,500	August, 2014	DTF + 5.90%
	August, 2006 (2)		75,000		75,000		75,000	August, 2013	DTF + 5.58%
	May, 2005 (2)		40,000		40,000		40,000	May, 2012	CPI + 5.09%
	February, 2004 (2)		80,000		80,000		80,000	February, 2011	CPI + 6.19%
	April, 1997 (2)		-		50		50	April, 2002	DTF + 1.55%

Total Banco de Occidente S.A.			275,000		275,050

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

		Amounts outstanding
Issuer	Issuance date	2009	2008	Tranches	Maturity	Coupon rate
Banco Popular S.A.	July, 2008	100,000	100,000	100,000	July, 2015	CPI + 7.00%
	September, 2006	100,000	100,000	100,000	September, 2013	CPI + 5.49%
	June, 2004	100,000	100,000	100,000	June, 2011	CPI + 7.70%
Total Banco Popular S.A.		300,000	300,000

Leasing Corficolombiana S.A.	June, 2005	63,634	115,335	30,582	May/November, 2010	DTF+1.8%
				22,935	January/December, 2011	DTF+2.6%-2.8%
				914	January/December, 2012	DTF+1.3% - 2.9%
				9,110	January/October, 2013	DTF+2.5%-3.0%
				93	May, 2014	DTF+2.7%-3.1%
	November, 2003	3,718	5,199	106	February, 2009	DTF+2.5%-2.9%
				3,288	February, 2010	DTF+2.9%-3.0%
				324	April, 2011	DTF+2.9%-3.0%
Total Leasing Corficolombiana S.A.		67,352	120,534
Leasing de Occidente S.A.	March, 2009	409,185	-	70,000	September, 2010	DTF + 1.20%
				62,000	September, 2010	DTF + 0.70%
				80,054	March, 2011	DTF + 1.30%
				22,595	March, 2012	DTF + 1.60%
				123,450	March, 2016	CPI + 6.0%
				50,086	March, 2014	CPI + 5.0%
				1,000	March, 2019	CPI + 5.75%
	August, 2008	400,000	204,371	20,100	August, 2010	DTF + 2.30%
				70,189	August, 2010	DTF + 1.20%
				119,298	August, 2010	DTF + 2.40%
				3,503	August, 2011	DTF + 2.70%
				112,983	August, 2013	DTF + 3.10%
				21,024	August, 2015	CPI + 6.60%
				52,903	August, 2018	CPI + 7.00%
	June, 2007	210,755	296,600	1,000	June, 2010	DTF + 2.40%
				35,050	June, 2010	DTF + 2.60%
				39,299	June, 2011	DTF + 2.90%
				81,564	June, 2012	DTF + 3.10%
				53,842	June, 2014	CPI + 6.60%
	December, 2006	8,730	49,387	8,730	December, 2011	DTF + 3.00%
	October, 2006 (2)	48,000	48,000	48,000	October, 2013	CPI + 5.75%
	June, 2005	-	101,250	101,250	June, 2009	CPI + 5.75%
	June, 2005	-	50,000	50,000	July, 2005	DTF+1.70% to DTF+3.00%
	June, 2005	4,000	4,000	4,000	June, 2010	DTF + 1.90%
Total Leasing de Occidente S.A.		1,080,670	753,608

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

		Amounts outstanding
Issuer	Issuance date	2009		2008		Tranches	Maturity	Coupon rate
Concesionaria Vial de los Andes S.A.	October, 2006 (3)		-		4,153	4,153	October, 2009	DTF + 7.0%
	July, 2007		47,698		47,700	18,548	July, 2012	CPI + 5.50%
						29,150	July, 2014	CPI + 5.70%
Total Concesionaria Vial de los Andes S.A.			47,698		51,853
Proyectos de Infraestructura S.A.	May, 2009		80,000		-	22,600	May, 2016	CPI + 6.59%
						57,400	May 2019	CPI + 6.90%
	October, 2001		12,000		12,000	12,000	August, 2011	CPI + 8.50%
Total Proyectos de Infraestructura S.A.			92,000		12,000

Industrias Lenher S.A.	June, 2000 (3)		1,120		1,120	1,120	April, 2012	Non-interest bearing (4)
Total Long Term Debt (bonds)		Ps.	3,422,195	Ps.	2,320,320

(1)	The Ps. 50 outstanding as of December 2008 of a bond issuance that had matured in 2002 reflects an unclaimed payment to a bond. In 2009 this amount was transferred to accounts payable.
(2)	Subordinated bonds.
(3)	Convertible bonds.
(4)
As part of its restructuring process, Industrias Lenher S.A. issued non-interest bearing convertible bonds for Ps. 13,464 in April 2002. These bonds were offered to Lenher´s creditors to cover all or part of the accounts receivable that they had with the company. Since all bondholders had the right to exchange their bonds into shares at any time, the amount outstanding of Ps. 1,120 reflects the portion of the issuance that has not yet been converted.

Interest accrued for 2009, 2008 and 2007 amounted to Ps. 253,399, Ps. 271,732 and Ps. 191,104, respectively.

The scheduled maturities of long term-debt as of December 31, 2009 were as follows:

2010	Ps.	491,527
2011		682,540
2012		391,461
2013		335,983
2014		289,077
2015 and thereafter		1,231,607
	Ps.	3,422,195

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(21)	ESTIMATED LIABILITIES

Estimated liabilities as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Labor obligations	Ps.	19,878	Ps.	35,848
Income tax payable		392,202		335,111
Trade tax and other		15,649		28,682
Contingencies, fines and other (1)		77,513		52,225
Other		206,399		141,727
Total estimated liabilities	Ps.	711,641	Ps.	593,593

(1)
 Includes disputes and litigations which are considered probable (50% or higher) and for which the amount can be reasonably estimated. Additionally, a contingent liability for disputes or litigations must be recorded in the balance sheet when a court takes a position against Grupo Aval or any of its subsidiaries.

 Income tax

Tax consolidated information for income tax purposes are not permitted under Colombian tax regulations and, as a result, losses incurred by any consolidated subsidiary may not be used to offset taxable income from another consolidated subsidiary. For consolidated domestic subsidiaries, the applicable tax rate in 2009, 2008 and 2007 was 33%, 33% and 34%, respectively.

a. The basis for determining income tax may not be lower than 3% of the taxpayer’s net equity on the last day of the immediately preceding fiscal year.

b. A special deduction equal to 40.0%, through 2009, and 30.0%, since January 2010, of all investments made in fixed assets does not represent any taxable income for shareholders or partners.  According to applicable legislation, fixed assets subject to this deduction must be depreciated for tax purposes using the straight-line method and are not entitled to any audit benefit even upon complying with provisions in the tax code.  Should these assets cease to be used to produce income or are divested before the end of their useful lives, fiscal revenue is recorded on recovering the proportion of the deduction corresponding to the asset’s remaining useful life when sold or otherwise transferred.  Senior management considers that the assets for which such deduction was obtained to be used as part of Grupo Aval’s banking subsidiary’s normal course of business and, therefore, shall not be sold off before the end of their useful life. For this reason no provision has been set up for any possible reimbursed deductions.

Income tax expense from continuing operations under Colombian Banking GAAP for the years ended December 31, 2009, 2008 and 2007 was comprised of the following components:

	2009		2008		2007
Current income tax expense	Ps.	863,392	Ps.	681,431	Ps.	460,927
Deferred income tax expense		902		(4,095)		3,908
Total income tax expense	Ps.	864,294	Ps.	677,336	Ps.	464,835

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Deferred income tax expense is detailed in the following table:

	2009		2008		2007
Changes in temporary assets
Bankers’ acceptances, spot transactions and derivatives	Ps.	-	Ps.	3,818	Ps.	875
Estimated liabilities		(24,666)		(17,500)		2,320
Deferred charges		(72)		(131)		(85)
Other		(556)		(16)		(453)
Total changes on temporary assets		(25,294)		(13,829)		2,657
Changes in temporary liabilities
Unrealized gains on investment securities		1,048		85		1,191
Property, plant and equipment		(637)		(3,102)		(4,426)
Bankers` acceptances, spot transactions and derivatives		22,363		8,022		4,233
Deferred charges		985		2,331		5,047
Pension plan liabilities		1,018		2,275		(3,783)
Other		1,419		123		(1,011)
Total changes on temporary liabilities		26,196		9,734		1,251
Net change in temporary differences (Total income tax expense)	Ps.	902	Ps.	(4,095)	Ps.	3,908

Income taxes for the years ended December 31, 2009 and 2008 are subject to review by the tax authorities. Grupo Aval’s banking subsidiaries’ management and their legal advisors believe that no significant liabilities in addition to those recorded will arise from such a review.

Grupo Aval’s banking subsidiaries’ show the following carry-forward losses and excess of presumptive income over taxable income as of December 31, 2009:

Expiration date	Carryforward losses		Excess of presumptive income over taxable income
2010	Ps.	-	Ps.	20,323
2011		1,298		102,257
2012		5,459		35,221
2013		-		28,296
2014		3,251		31,154
2015		-		-
2016		-		-
2017		325		-
no expiration date		71,940		-
Total	Ps.	82,273	Ps.	217,251

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(22)   NON-CONTROLLING INTEREST

Non-controlling interest as of December 31, 2009 and 2008 in Grupo Aval was originated as follows:

	2009		2008
Banco de Bogotá	Ps.	2,660,401	Ps.	2,085,780
Banco de Occidente		392,890		328,662
Banco Comercial AV Villas		147,882		145,033
Banco Popular		836,798		631,617
Total non-controlling interest	Ps.	4,037,971	Ps.	3,191,092

(23)  SHAREHOLDERS’ EQUITY

Authorized, issued and outstanding shares as of December 31, 2009 and 2008 consisted of the following:

	2009	2008	2007
Authorized shares	120,000,000,000	120,000,000,000	120,000,000,000
Fully paid shares:
Common shares with a nominal value of Ps 1.00 (in pesos)	13,943,980,671	13,928,896,111	13,906,172,486

Appropriated retained earnings

Appropriated retained earnings, as of December 31, 2009, 2008 and 2007 consisted of the following:

	2009		2008		2007
Legal reserve	Ps.	6,972	Ps.	6,972	Ps.	6,786
Statutory and voluntary reserves		1,259,053		871,558		581,107
Total	Ps.	1,266,025	Ps.	878,530	Ps.	587,893

Retained earnings

Legal reserves

In accordance with applicable legal requirements, Grupo Aval and its banking subsidiaries must create a legal reserve through the allocation of 10% of the liquid earnings of each fiscal period up to the amount of 50% of subscribed social capital. This reserve may be reduced to less than 50% of subscribed social capital for purposes of amortization loss of excess retained earnings. The legal reserve may not be reduced to less than the indicated percentage, except to cover losses in excess of undistributed earnings.

Statutory and voluntary reserves

Statutory and voluntary reserves are determined by the shareholders in their semi-annual meetings.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Equity inflation adjustments

Until December 2000, Grupo Aval and its consolidated banking subsidiaries’ financial statements were subject to inflation adjustments. The cumulative effect of such adjustments in non-monetary assets and liabilities is included in each of the adjusted accounts, and the adjustments on the equity accounts are included in the “equity inflation adjustments” line item. During 2009, the amount of this account decreased due to a payment of the “equity tax” mandated by law. According to Law 1111 of 2006, all entities subject of the “equity tax” are allowed to charge those taxes against the “equity inflation adjustments” and not charge them in the consolidated statements of income. According to Law 1111 of 2006, the “equity tax” will be charged until 2010.

Dividends declared

The consolidated financial statements are prepared for the presentation to the shareholders, but are not taken as a basis for the distribution of dividends or appropriation of profits.  Dividends are distributed based on Grupo Aval’s non-consolidated financial statements.

The dividends are declared and paid to shareholders based on the adjusted non-consolidated net income from the previous year.  The dividends were paid as follows:

	2010		2009		2008
Preceding year’s unconsolidated earnings	Ps.	1,089,101	Ps.	769,664	Ps.	645,176
Dividends in cash (in Colombian pesos)	Ps. 17.10 per share payable in six installments of Ps. 2.85 per share from April 2010 (based on second semester net income of 2009).
Ps. 15.36 per share payable in six installments of Ps. 2.56 per share from April 2009 (based on second semester net income of 2008), and Ps. 16.14 per share payable in six installments of Ps. 2.69 from October 2009 (based on first semester net income of 2009)

Ps. 13.98 per share payable in six installments of Ps. 2.33 per share from April 2008 (based on second semester net income of 2007), and Ps. 14.64 per share payable in six installments of Ps. 2.44 from October 2008 (based on first semester net income of 2008)

Common shares outstanding		13,943,982,323		13,943,982,323		13,943,982,323
Total dividends declared	Ps.	238,442	Ps.	439,235	Ps.	399,077
Dividends payable at December 31 (1)			Ps.	175,352	Ps.	240,258

The amount of the dividends payable at December 31 of each year is recorded as accounts payable in the consolidated balance sheets.

Under Colombian law, a company may only distribute dividends to the extent such distribution is fully supported by accurate financial statements demonstrating the financial health of the company. Any dividends distributed in violation of this norm may not be reclaimed from shareholders who received such payments in good faith, and any subsequent distribution of profits may be suspended. In addition, dividends may not be distributed until losses from previous fiscal years have been absorbed.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(24)  MEMORANDUM ACCOUNTS

Memorandum accounts as of December 31, 2009 and 2008 were composed of the following:

	2009		2008
Trusts:
Assets held in trusts	Ps.	26,827,412	Ps.	19,296,226
Commitments receivable:
Securities transferred in repos and simultaneous transactions		1,795,172		841,972
Interests on loans		193,722		164,551
Rights in options		236,752		339,629
Lease rents receivable		4,105,928		4,251,192
Call options receivable		180,499		176,350
Other		437,942		276,737
Total commitments receivable		6,950,015		6,050,431
Commitments payable:
Unused credit card limits		3,269,205		2,998,638
Civil demands against the bank		346,390		265,274
Issued and confirmed letters of credit		232,950		254,737
Unused lines of credit		1,627,510		1,117,390
Bank guarantees		1,202,041		832,629
Approved credits not disbursed		1,421,869		942,505
Other		904,443		571,966
Total commitments payable		9,004,408		6,983,139
Total commitments accounts:		15,954,423		13,033,570
Memorandum accounts receivable:
Tax value of assets		62,524,571		55,126,662
Assets and securities given in custody		5,023,686		3,357,717
Assets and securities given as a collateral		445,072		516,628
Trading investments in debt securities		4,464,513		1,877,902
Written-off assets		2,331,012		1,930,107
Investments Held-to-maturity		2,664,512		2,491,640
Adjustments for inflation of assets		301,973		372,218
Investments available for the sale in debt titles		5,694,224		4,081,216
Amortized debt securities investment		1,220,592		809,648
Other		46,617,440		41,796,571
Total memorandum accounts receivable		131,287,595		112,360,309
Memorandum accounts payable:
Assets and securities received as collateral		27,585,197		25,511,206
Loans plus interest receivable on loans		42,130,790		40,319,367
Assets and securities received in custody		6,273,704		3,671,306
Tax value of shareholders’ equity		9,107,911		8,243,315
Adjustment for inflation of equity		2,029,624		2,068,875
Merchandise in owned warehouses		1,375,872		1,598,179
Other		9,046,105		6,046,123
Total memorandum accounts payable		97,549,203		87,458,371
Total memorandum accounts		228,836,798		199,818,680
Total assets in trusts, commitment and memorandum accounts	Ps.	271,618,633	Ps.	232,148,476

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(25)    ADMINISTRATIVE AND OTHER EXPENSES

Administrative and other expenses for the years ended December 31, 2009, 2008 and 2007 consisted of the following:

	2009		2008		2007
Professional fees	Ps.	70,580	Ps.	68,609	Ps.	57,492
Taxes other than income		322,496		312,183		260,414
Rent		126,023		114,180		96,231
Contributions and membership fees		101,537		95,763		79,616
Insurance		25,285		25,076		19,550
Maintenance and repairs		94,306		83,525		64,866
Amortization of deferred charges		87,967		88,703		77,836
Cleaning and security services		69,807		62,699		54,515
Temporary services		103,775		87,406		82,841
Public relation		126,004		116,207		112,640
Utilities		145,191		134,209		128,007
Transport services		97,340		102,670		110,219
Operating costs of non-financial sector		21,528		16,340		11,945
Other		283,429		246,251		215,735
Total	Ps.	1,675,268	Ps.	1,553,821	Ps.	1,371,907

(26)  NON-OPERATING INCOME (EXPENSES)

The following table summarizes the components of non-operating income and expenses for the years ended December 31, 2009, 2008 and 2007 of Grupo Aval’s banking subsidiaries:

	Year ended December 31,
	2009		2008		2007
Non-operating income:
Gain on sale of foreclosed assets	Ps.	6,540	Ps.	12,348	Ps.	49,200
Gain on sale of property, plant and equipment		17,214		44,663		15,397
Recoveries of other provisions		208,532		88,342		116,104
Other		135,101		144,936		179,064
Total non-operating income		367,387		290,289		359,765
Non-operating (expenses):
Loss on sale of property, plant and equipment		(6,290)		(1,783)		(586)
Indemnities		(2,559)		(4,228)		(5,495)
Penalties		(74,154)		(47,218)		(19,160)
Other (1)		(216,714)		(111,622)		(119,216)
Total non-operating (expenses)		(299,717)		(164,851)		(144,457)
Total non-operating income (expenses), net	Ps.	67,670	Ps.	125,438	Ps.	215,308

(2)
Other non-operating expenses include, among other accounts, Ps. 99,020 for “Other provisions” in 2009 and Ps. 22,464 in 2008. Ps. 69,254 of “Other provisions” accrued in 2009 was recovered during the same year and is included in the “Recoveries of other provisions” account, as part of total Non-operating income.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)
(27)  RELATED PARTY TRANSACTIONS

Related parties are considered to be Grupo Aval’s main shareholders, members of the board of directors and related companies in which Grupo Aval holds an interest of 10% or more of total equity, or where it holds economic, administrative or financial interests. It also considers investments in which Grupo Aval’s shareholders or members of the board of directors hold an interest of 10% or more of total equity. Grupo Aval’s banking subsidiaries have loans outstanding with, and deposits from, their Officers all reflecting current fair market conditions.
Shareholders

Significant balances and transactions with shareholders as of December 31, 2009 and 2008 were as follows:

	2009		2008
Borrowings from banks and other:
Adminegocios y Cia. S.A.	Ps.	122,333	Ps.	76,803
Actiunidos S.A.		-		59,863
Total borrowings from banks and other	Ps.	122,333	Ps.	136,666

These obligations have a five-year maturity and are charged an interest rate of DTF + 3.0%

	2009		2008

Accrued interest payable:
Adminegocios y Cia. S.A.	Ps.	1,513	Ps.	1,431
Actiunidos S.A.		-		1,008
Total accrued interest payable		1,513		2,439
Accounts payable: (1)
Adminegocios y Cia. S.A.		34,786		31,553
Actiunidos S.A.		22,110		28,641
Total accounts payable	Ps.	56,896	Ps.	Ps 60,194

(1)	Accounts payable reflects dividends payable by Grupo Aval to Adminegocios y Cia. S.A. and Actiunidos S.A.

Grupo Aval’s financial obligation with Adminegocios y Cia. S.A. and Actiunidos S.A. generated an interest expense for Ps. 7,047 and Ps. 8,627 for 2009 and 2008, respectively. Those expenses were accrued in Grupo Aval’s statement of income in each year.

Members of the Board of Directors:

The balances of the transactions with members of the board of directors as of December 31, 2009 and 2008 were as follows:

	2009		2008
Fees	Ps.	83	Ps.	63

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(28)  SUBSEQUENT EVENTS

January 21, 2010: Banco de Bogota’s Board of Directors approved the issuance of up to Ps. 1,500,000 of bonds.  In accordance with this approval, on February 23, 2010, the bank issued Ps. 199,999 in subordinate bonds.

January 22, 2010: Concesionaria Vial de los Andes S.A. (Coviandes), which is a subsidiary of Corficolombiana S.A., signed a contract with el Instituto Nacional de Concesiones (INCO) for the construction, operation and maintenance of a highway between Bogotá and Villavicencio.  The cost of the project was approximately Ps. 1,800,000.

February 15, 2010: Banco Popular’s Board of Directors approved the issuance of up to Ps. 3,000,000 of bonds on July 6, 2009.  In accordance with this approval, on February 15, 2010, the bank issued Ps. 500,000 of bonds.

March 19, 2010: At Banco Popular’s general shareholder meeting, shareholders authorized the bank’s Board of Directors and its management team to pursue the acquisition of 100% of Leasing Popular’s shares (currently 94.98% of its shares are owned by Banco Popular).  On the basis of this authorization, on May 14th the bank submitted the corresponding papers to the Superintendency of Finance. The Superintendency’s approval for this transaction is pending.

April 9, 2010: Banco de Occidente’s Board of Directors authorized the issuance, in multiple offerings, of up to Ps.1,000,000 in bonds.  Any bonds to be issued under this authorization must be issued within four years of the date of agreement.

May 24, 2010: In accordance with public deed (Escritura Pública) 4608, Banco de Bogota’s acquisition of 100.0% of Leasing Bogota’s shares was officially completed.  Since the acquisition was carried out with the purpose of integrating the two companies, Banco de Bogotá S.A. absorbed Leasing de Bogotá through a merger.

June 9, 2010: Banco Popular issued Ps. 300,000 in bonds, which was its second offering under the Ps. 3 billion limit that was approved on July 6, 2009.

June 11, 2010: As per public decree 1170, Banco de Occidente’s consolidation of Leasing de Occidente was officially completed.  After this combination, the shareholder structure of Banco de Occidente was altered to reflect the following ownership percentages:

Shareholders	Equity interest
Grupo Aval Acciones y Valores S.A.	67.97%
Seguros de Vida Alfa S.A.	7.25%
Corporación Financiera Colombiana Corficolombiana S.A.	6.13%
Actiunidos S.A.	4.44%
Iván Felipe Mejía Cabal	3.48%
Industrias de Envases S.A.	1.71%
Francisco Azcárate Rivera	1.25%
Rendifin S.A.	1.17%
Seguros Alfa S.A.	0.22%
Other shareholders	6.37%
Total	100.00%

July 15, 2010: Grupo Aval Acciones y Valores S.A. entered into an agreement with GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation to acquire 100% of the shares of BAC Credomatic GECF Inc., which is domiciled in the British Virgin Islands.  BAC-Credomatic GECF Inc. (“BAC Credomatic”) is the owner of BAC International Bank, Inc. and the operations of BAC Credomatic in Central America, principally in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panamá. BAC Credomatic has been operating in Central America for over 50 years and is one of the leading banks in the region.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

The following are the general conditions of the contract:

The company was valued at US$ 1,900,000, subject to adjustments based upon the closing date, as well as the dividends paid by BAC Credomatic to the selling company until the closing date.

As GE Consumer Finance Central Holdings Corp. is the owner of 75% of BAC-Credomatic GECF, Inc., GE Consumer Finance Central Holdings Corp. has agreed, as a condition to closing to acquire the remaining 25% immediately prior to closing so as to sell 100% to Grupo Aval.

The agreement was signed by Grupo Aval, but Grupo Aval maintained the right to designate a subsidiary to carry out the closing of the transaction.

It is expected that the closing conditions, including regulatory approvals, will be obtained prior to or not later than the end of the first quarter of 2011. However, no assurances can be given that the regulatory approvals will be obtained or that the BAC-Credomatic GECF Inc. acquisition will be consummated.

August 11, 2010: Grupo Aval Acciones y Valores S.A designated its subsidiary, Leasing Bogota S.A. Panama, which is a wholly owned subsidiary of Banco de Bogotá S.A., to carry out the acquisition of 100% of BAC-Credomatic shares.

(29)  PARENT COMPANY INFORMATION

The following are the un condensed unconsolidated balance sheets of Grupo Aval Acciones y Valores S.A., at December 31, 2009 and 2008, related condensed unconsolidated statements of income and cash flows for the fiscal years ended December 31, 2009, 2008 and 2007.

Condensed Unconsolidated Balance Sheets	2009		2008

Assets
Cash and cash equivalents	Ps.	258,724	Ps.	56,199
Investment securities		26,562		41,812
Investments in subsidiaries		6,209,089		5,971,394
Reappraisal of investments in subsidiaries		1,571,340		94,886
Other assets		543,471		555,404
Total assets	Ps.	8,609,186	Ps.	6,719,696
Liabilities and shareholders’ equity
Borrowings from related parties	Ps.	122,333	Ps.	506,704
Accrued expenses and other liabilities		191,311		258,985
Long term debt (bonds)		1,150,000		400,000
Total liabilities		1,463,644		1,165,689
Shareholders’ equity		7,145,542		5,554,007
Total liabilities and shareholders’ equity	Ps.	8,609,186	Ps.	6,719,696

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Condensed Unconsolidated Statements of income	2009		2008		2007

Income
Dividends from subsidiaries	Ps.	455,088	Ps.	457,708	Ps.	365,572
Interest on investment securities		7,669		9,416		15,356
Other income		12,221		14,825		11,933
Total income		474,978		481,949		392,861
Expense
Interest on borrowed funds		99,304		88,897		86,909
Non- interest expense		52,737		29,249		57,344
Total expense		152,041		118,146		144,253
Income before income taxes		322,937		363,803		248,608
Income tax expense		1,678		5,212		2,990
Net income	Ps.	321,259	Ps.	358,591	Ps.	245,618

Condensed Unconsolidated Statement of Cash flows
	2009		2008		2007
Net income	Ps.	321,259	Ps.	358,591	Ps.	245,618
Adjustments to reconcile net income to net cash used by operating activities		(56,698)		(111,223)		339,422
Net cash provided by operating activities		264,561		247,368		585,040
Net cash provided from (used in) investing activities		1,993		(106,880)		(62,465)
Net cash (used in) provided from financing activities		(64,029)		(87,240)		(529,029)
Increase (decrease) in cash and cash equivalents		202,525		53,248		(6,484)
Cash and cash equivalents at beginning of year		56,199		2,951		9,435
Cash and cash equivalents at end of year	Ps.	258,724	Ps.	56,199	Ps.	2,951

a)	Basis of presentation

The accompanying condensed unconsolidated financial statements have been prepared in accordance with Colombian Banking GAAP. Certain information and footnote disclosures normally included in financial statements prepared in accordance with Colombian Banking GAAP have been condensed or omitted.

Under Colombian Banking GAAP and for presentation purposes of Grupo Aval parent-only financial information, investments in subsidiaries are initially classified as Available-for-sale and recognized at either their acquisition cost or daily market prices depending on their liquidity and marketability.  On August 24, 2009, the Superintendency of Finance established the following stock valuation method:

a.	Listed equity securities, issued and traded in Colombia

Securities are valued daily based on prices published by authorized entities (i.e., the Colombian Stock Exchange). In the absence of a price calculated for the day on which these securities are appraised, the last known valuation price is to be used. In the case of a listed equity security not reporting any trades on the secondary market as of its issue date, and for which there is no indicated market price for its primary issue, it should be appraised based on the guidelines stipulated below.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

b.	Non-listed equity securities, issued and traded in Colombia

Securities are valued based on acquisition cost which is later increased or decreased depending upon the investor’s percentage stake in all subsequent changes in the issuer’s shareholders’ equity. For this purpose, the issuer’s shareholders’ equity is calculated based on audited financial statements at the cut-off dates of June 30 and December 31 of each year. However, when more recent audited financial statements are released, those might be used. Entities have a maximum allowed time of three months, subsequent to the cut-off date of the financial statements, to update the valuations of their investments.

 Depending on their liquidity levels, equity securities were valued as follows:

- High-liquidity equity securities: based on the last daily average trade-weighted price published by the Colombian Stock Exchange.

- Medium-liquidity equity securities: based on the average price published by the Colombian Stock Exchange, which corresponded to the average trade-weighted price for the last five days on which such securities were traded.

- Low-liquidity equity securities or those not listed on a stock exchange: based on the increase or decrease of an investor´s percentage stake in the issuers’ shareholders’ equity updated using the latest audited financial statements released by the issuer.'

The footnotes disclosures contain supplemental information relating to the operations of the Company, as such, these financial statements should be read in conjunction with the notes to the consolidated financial statements of Grupo Aval.

Assets, liabilities, income and expenses items are recorded based on the currency of the primary economic environment in which each entity operates (“the functional currency”). For the Company the functional currency is the Colombian peso.

b)	Commitments and contingencies

In the normal course of business, certain subsidiaries of Grupo Aval are defendants in various tax and legal proceedings. Grupo Aval is not aware of any pending legal proceedings which could have a significant effect on its financial position or the results of its operations.

c)	Long-term debt

Long-term debt at December 31 comprises the following:

					Amounts outstanding
Issuance date	Tranches		Maturity	Coupon rate	2009		2008
December, 2009	Ps.	105,499	December, 2014	CPI + 3.69%	Ps.	750,000	Ps.	-
		114,670	December, 2016	CPI + 4.49%
		279,560	December, 2019	CPI + 4.84%
		124,520	December, 2024	CPI + 5.20%
		125,751	December, 2012	DTF + 1.14%
October, 2005		100,000	October, 2011	CPI + 2.63%		200,000		200,000
		100,000	October, 2015	CPI + 3.37%
April, 2005		105,300	April, 2010	CPI + 5.03%		200,000		200,000
		94,700	April, 2012	CPI + 5.60%
Total long-term debt					Ps.	1,150,000	Ps.	400,000

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

The scheduled maturities of long term-debt as of December 31, 2009 are as follows:

2010	Ps.	105,300
2011		100,000
2012		220,451
2013		-
2014		105,499
2015 and thereafter		618,750
Total	Ps.	1,150,000

Dividends

On March 30, 2010, the shareholders approved a cash dividend of Ps. 17.10 per share payable in six installments of Ps. 2.85 per share from April 2010 (based on second semester net income of 2009) for every outstanding share. The total estimated amount of the cash dividend is Ps.238,442 based on outstanding shares at April 30, 2009.

(30)	DIFFERENCES BETWEEN COLOMBIAN ACCOUNTING PRINCIPLES FOR GRUPO AVAL AND SUPPLEMENTAL DISCLOSURE REQUIRED BY U.S. GAAP

Grupo Aval’s Consolidated Financial Statements have been prepared in accordance with Colombian Banking GAAP. See Note 2 to the Consolidated Financial Statements. These principles and regulations differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). The principal differences between Colombian Banking GAAP and U.S. GAAP and the effect on consolidated net income and consolidated shareholders’ equity attributable to Grupo Aval are presented below, with an explanation of the adjustments.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

i)  Reconciliation of Consolidated Net Income:

The table below presents the reconciliation of consolidated net income per Colombian Banking GAAP to consolidated net income under U.S. GAAP attributable to Grupo Aval for the years ended December 31, 2009 and 2008:

	2009		2008
Net income attributable to controlling interest under Colombian Banking GAAP	Ps.	1,065,377	Ps.	757,101
Pre-1992 inflation adjustment to fixed assets (1)		(2,959)		(25,209)
Net income attributable to controlling interest under Colombian Banking GAAP after pre-1992 inflation adjustment		1,062,418		731,892
U.S. GAAP adjustments:
a) Income taxes:
1) Deferred income taxes		(76,431)		(88,277)
2) Uncertainty in income taxes		(12,895)		(5,713)
b) Employee benefit plans		(5,003)		10,646
c) Fixed assets		36,397		26,600
d) Reappraisal of assets		-		-
e) Allowance for loans, lease losses and foreclosed assets		60,302		46,008
f) Loan origination fees and costs		6,800		14,415
g) Interest recognition on non-accrual loans		(1,549)		5,169
h) Deferred charges and other assets
1) Deferred charges		(12,373)		10,690
2) Other assets		2,520		(2,000)
i) Investment securities and derivatives
1) Investment securities		24,741		(10,726)
2) Derivatives		(2,122)		4,626
j) Investments in unaffiliated companies		(470,475)		-
k) Investments in affiliated companies		11,175		5,067
l) Lessor accounting		2,239		1,858
m) Business combinations		32,466		100,302
n) Non-controlling interest		298,865		(22,590)
o) Guarantees and contingencies		(427)		1,748
p) Equity tax		(10,842)		(12,670)
q) Securitizations		(1,386)		(3,157)
r) Variable interest entities		(23,820)		3,367
s) Consolidation		(2,274)		2,709
t) Cumulative translation adjustment		16,223		(12,886)
Net income attributable to controlling interest under U.S. GAAP		934,549		807,078
Net income attributable to non-controlling interest under U.S. GAAP		752,631		693,923
Net income under U.S. GAAP	Ps.	1,687,180	Ps.	1,501,001

(1) Inflation adjustment to fixed assets

Non-monetary assets (e.g., property, plant and equipment, equity investments, etc.) of Grupo Aval under Colombian Banking GAAP were adjusted for inflation based on the variation in the IPC for middle income-earners, on a prospective basis from January 1, 1992, to December 31, 2000, when under Colombian Banking GAAP the country was no longer considered a highly inflationary economy.

Colombia had been considered a highly inflationary country since the 1960’s, therefore, the adjustment is related to property, plant and equipment purchased before January 1, 1992. This adjustment recognizes the portion of inflation accumulated before this date, less the associated accumulated depreciation which would have been reported, with the purpose of presenting financial statements on a constant currency basis. The reported adjustment to our 2008 net income of Ps. 25,209 was mainly due to the sale of certain land assets owned by Banco Popular during 2008. The remaining accumulated pre-1992 inflation effect in fixed assets to be amortized in future years is not considered material.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

ii)  Reconciliation of Consolidated Shareholders’ Equity:

The table below presents the reconciliation of the Consolidated Shareholders’ Equity per Colombian Banking GAAP to the Consolidated Shareholders’ Equity under U.S. GAAP attributable to Grupo Aval for the years ended December 31, 2009 and 2008:

	2009		2008
Shareholders’ equity attributable to controlling interest under Colombian Banking GAAP	Ps.	4,084,286	Ps.	3,209,732
Pre-1992 inflation adjustment to fixed assets (1)		282,829		285,788
Shareholders’ equity attributable to controlling interest under Colombian Banking GAAP after pre-1992 inflation adjustment to fixed assets		4,367,115		3,495,520
U.S. GAAP Adjustments:
a) Income taxes:
1) Deferred income taxes		(217,170)		(77,106)
2) Uncertainty in income taxes		(21,743)		(8,848)
b) Employee benefit plans		(231,304)		(209,210)
c) Fixed assets		113,137		76,740
d) Reappraisal of assets		(715,680)		(581,915)
e) Allowance for loans, lease losses and foreclosed assets		296,682		236,380
f) Loan origination fees and costs		101,868		95,068
g) Interest recognition on non-accrual loans		14,020		15,569
h) Deferred charges and other assets
1) Deferred charges		(62,046)		(49,673)
2) Other assets		(13,763)		(16,281)
i) Investment securities and derivatives
1) Investment securities		20,711		(3,552)
2) Derivatives		(1,437)		685
j) Investments in unaffiliated companies		223,365		24,480
k) Investments in affiliates		23,516		12,340
l) Lessor accounting		9,206		6,967
m) Business combinations		(132,911)		(113,893)
n) Non-controlling interest		(542,510)		(415,589)
o) Guarantees and contingencies		2,936		3,363
p) Equity tax		-		-
q) Securitization		6,384		7,770
r) Variable interest entities		50,664		49,576
s) Consolidation		(5,346)		14,761
Controlling interest shareholders’ equity under U.S. GAAP		3,285,694		2,563,152
Non-controlling interest under U.S. GAAP		3,751,190		2,969,492
Total shareholders’ equity under U.S. GAAP	Ps.	7,036,884	Ps.	5,532,644

(1) Inflation adjustment to fixed assets

Non-monetary assets (e.g., property, plant and equipment, equity investments, etc.) of Grupo Aval under Colombian Banking GAAP were adjusted for inflation based on the variation in the IPC for middle income-earners, on a prospective basis from January 1, 1992, to December 31, 2000, when under Colombian Banking GAAP the country was no longer considered a highly inflationary economy.

Colombia had been considered a highly inflationary country since the 1960’s, therefore, the adjustment is related to property, plant and equipment purchased before January 1, 1992. This adjustment recognizes the portion of inflation accumulated before this date, less the associated accumulated depreciation which would have been reported, with the purpose of presenting financial statements on a constant currency basis. The remaining accumulated pre-1992 inflation effect in fixed assets to be amortized in future years is not considered material.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

iii) Supplemental Condensed Consolidated Financial Statements under U.S. GAAP

iii) 1.  Supplemental Condensed Consolidated Balance Sheets:

The following are the Condensed Consolidated Balance Sheets under U.S. GAAP for years ended December 31, 2009 and 2008:

	2009		2008
Assets
Cash and cash equivalents	Ps.	7,318,977	Ps.	6,613,706
Trading accounts		5,175,412		2,293,835
Investment securities		11,441,571		8,739,005
Loans		39,160,258		37,612,576
Financial leases		3,502,065		3,365,858
Allowance for loans, financial leases and other receivables losses		(2,001,951)		(1,755,937)
Property, plant and equipment, net		1,421,548		1,287,248
Other assets, net		4,675,492		4,787,318
Total assets	Ps.	70,693,372	Ps.	2,943,609
Liabilities and shareholders’ equity
Deposits	Ps.	49,348,490	Ps.	45,050,810
Short-term debt		6,534,872		5,339,936
Long-term debt		3,422,195		2,320,320
Other liabilities		4,350,931		4,699,899
Total liabilities		63,656,488		57,410,965
Controlling interest shareholders’ equity		3,285,694		2,563,152
Non-controlling interest		3,751,190		2,969,492
Total shareholders’ equity		7,036,884		5,532,644
Total liabilities and shareholders’ equity	Ps.	70,693,372	Ps.	62,943,609

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

iii) 2.  Supplemental Condensed Consolidated Statements of Income:

The following are the Condensed Consolidated Statements of Income under U.S. GAAP for years ended December 31, 2009 and 2008:

Supplemental Condensed Consolidated Statements of Income

	2009		2008
Total interest income	Ps.	5,962,805	Ps.	6,141,402
Total interest expense		(2,854,042)		(3,240,174)
Net interest income		3,108,763		2,901,228
Provision of loans, leases and other receivables		(805,411)		(614,354)
Net interest income after provision of loans, leases and other receivables		2,303,352		2,286,874
Income from investment portfolio (1)		1,211,712		787,316
Other income		2,629,199		2,386,978
Other expenses		(3,503,464)		(3,188,841)
Income before income taxes		2,640,799		2,272,327
Income tax expense		(953,619)		(771,326)
Net income		1,687,180		1,501,001
Net income attributable to non-controlling interest		(752,631)		(693,923)
Net income attributable to Grupo Aval’s shareholders	Ps.	934,549	Ps.	807,078

(1)
Income from investment portfolio primarily includes valuation adjustments and gains (losses) realized on debt and equity securities that are accounted for as “Available-for-sale,” gains (losses) on repurchase transactions (repos), gains (losses) realized on the sale of debt securities, and mark-to-market gains (losses) on trading securities portfolio.

iii) 3.  Supplemental Condensed Consolidated Statements of Cash Flows

The following are the Supplemental Condensed Consolidated Statements of Cash Flows under U.S. GAAP for years ended December 31, 2009 and 2008:

Supplemental Condensed Consolidated Statements of Cash Flows

	2009		2008
Net income	Ps.	1,687,180	Ps.	1,501,001
Adjustments to reconcile net income to net cash used by operating Activities		(1,904,430)		381,188
Net cash (used in) provided by operating activities		(217,250)		1,882,189
Net cash used in investing activities		(4,763,439)		(5,284,298)
Net cash provided by financing activities		5,662,743		6,250,618
Effect of exchange rate changes on cash and cash equivalents		23,217		51,334
Increase in cash and cash equivalents		705,271		2,899,843
Cash and cash equivalents at beginning of year		6,613,706		3,713,863
Cash and cash equivalents at end of year	Ps.	Ps 7,318,977	Ps.	6,613,706
Non-cash transactions:
Foreclosed assets	Ps.	2,082	Ps.	21,348

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

iii) 4.  Supplemental Consolidated Statements of Shareholders’ Equity

The following are the Supplemental Condensed Consolidated Statements of Changes in Shareholders’ Equity under U.S. GAAP:

	2009		2008
Controlling interest shareholders’ equity under U.S. GAAP
Balance at beginning of year	Ps.	2,563,152	Ps.	2,130,562
Shares issued at market value		9,576		14,018
Net income		934,549		807,078
Dividends declared		(439,235)		(399,077)
Other comprehensive income		217,652		10,571
Balance at end of period		3,285,694		2,563,152
Non-controlling interest under U.S. GAAP:
Balance at beginning of year		2,969,492		2,739,393
Net income attributable to non-controlling interests		752,631		693,923
Other comprehensive income attributable to non-controlling interests		394,091		(672)
Dividends paid, net		(365,024)		(463,152)
Balance at end of period		3,751,190		2,969,492
Total shareholders’ equity under U.S. GAAP	Ps.	7,036,884	Ps.	5,532,644

iii) 5. Supplemental Consolidated Coprehensive Income:

The following are the Supplemental Consolidated Statements of Comprehensive Income under U.S. GAAP for years ended December 31, 2009 and 2008:

	2009		2008
Net income	Ps.	1,687,180	Ps.	1,501,001
Other comprehensive income (loss), net of deferred income tax:
Unrealized gain or loss on securities Available-for-sale		639,417		3,212
Pension liability		(11,451)		(6,199)
Foreign currency translation adjustments		(16,223)		12,886
Other comprehensive income (loss)		611,743		9,899
Total comprehensive income		2,298,923		1,510,900
Comprehensive income attributable to non-controlling interest		(1,146,722)		(693,251)
Comprehensive income attributable to Grupo Aval	Ps.	1,152,201	Ps.	817,649

A detail of the changes during the period in Accumulated Other Comprehensive Income attributable to Grupo Aval, including the related income tax effects, is presented below:

	2009
	Before - Tax Amount		Tax (Expense) Benefit		Net-of-Tax Amount
Unrealized gain on securities Available-for-sale	Ps.	708,690	Ps.	(69,273)	Ps.	639,417
Additional pension liability		(17,091)		5,640		(11,451)
Cumulative translation adjustment		(16,223)		-		(16,223)
Accumulated other comprehensive (loss)	Ps.	675,376	Ps.	(63,633)	Ps.	611,743

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

			2008
	Before - Tax Amount		Tax (Expense) Benefit		Net-of-Tax Amount

Unrealized loss on securities Available-for-sale	Ps.	27,338	Ps.	(24,126)	Ps.	3,212
Additional pension liability		(9,252)		3,053		(6,199)
Cumulative translation adjustment		12,886		-		12,886
Accumulated other comprehensive income	Ps.	30,972	Ps.	(21,073)	Ps.	9,899

The following table relates to the accumulated unrealized gain on securities Available-for-sale:

	2009						2008
	Before - Tax Amount		Tax (Expense) Benefit		Net-of-Tax Amount		Before - Tax Amount		Tax (Expense) Benefit		Net-of-Tax Amount

Unrealized taxable net gain on securities Available-for-sale	Ps.	185,621	Ps.	(61,255)	Ps.	124,366	Ps.	(24,297)	Ps.	8,018	Ps.	(16,279)
Unrealized non-taxable net gain on securities Available-for-sale		1686,554		-		1686,554		4187,782		-		4187,782
Accumulated other comprehensive income	Ps.	872,175	Ps.	(61,255)	Ps.	810,920	Ps.	163,485	Ps.	8,018	Ps.	171,503

Components of Accumulated Other Comprehensive Income for the years ended at December 31, 2009 and 2008 are comprised of the following:

	Unrealized Gains on Securities		Additional Minimum Pension Liability		Foreign Currency Translation Adjustment		Less: Accumulated Other Comprehensive Income Attributable to Non-controlling interests		Total Accumulated Other Comprehensive Income Attributable to Grupo Aval
Beginning balance 2008	Ps.	168,291	Ps.	(72,115)	Ps.	14,915	Ps.	41,909	Ps.	69,182
Current-period change		3,212		(6,199)		12,886		(672)		10,571
Ending balance 2008		171,503		(78,314)		27,801		41,237		79,753
Current-period change		639,417		(11,451)		(16,223)		394,091		217,652
Ending balance 2009	Ps.	810,920	Ps.	(89,765)	Ps.	11,578	Ps.	435,328	Ps.	297,405

iv) Summary of significant differences and required U.S. GAAP disclosures

a)	Income taxes:

1)	Deferred income taxes

Under Colombian Banking GAAP, deferred income taxes are generally recognized for timing differences, except for differences related to the amortization of carry-forward losses and the excess of minimum presumptive income tax.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Under U.S. GAAP, specifically ASC 740, deferred tax assets or liabilities must be recorded for all temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized and settled as prescribed in ASC 740 “Income taxes”.  A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized.  During 2009 and 2008, Grupo Aval calculated deferred income taxes based on the tax benefits received upon the acquisition of certain property and equipment in accordance to ASC 740-10-25-51.

Income tax expense from continuing operations under U.S. GAAP for the years ended at December 31, 2009 and 2008 is comprised of the following:

	2009		2008
Current income tax expense	Ps.	876,287	Ps.	687,144
Deferred income tax expense		77,332		84,182
Total	Ps.	953,619	Ps.	771,326

For the years ended December 31, 2009 and 2008, Grupo Aval recorded Ps. 63,633 and Ps. 21,073, respectively of deferred income tax expense in Other Comprehensive Income. Income tax expenses in the Colombian jurisdiction, represented more than 95% of the total amounts reported by the group.

Temporary differences between the amounts reported in the Consolidated Financial Statements and the tax bases for assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2009 and 2008 were as follows:

	2009		2008
Deferred tax assets:
Accrual of employee benefits	Ps.	72,444	Ps.	65,669
Fixed assets		297,471		303,379
Carryforward losses and excess of minimum presumptive income tax		98,759		65,847
Accrued expenses		69,672		37,524
Unrealized losses on investment securities		-		16,254
Additional tax deduction on the acquisition of property, plant and equipment (1)		43,620		37,336
Foreclosed assets		26,126		27,808
Other		28,885		-
Total gross deferred tax assets		636,977		553,817
Less valuation allowance (2)		(20,354)		(17,779)
Net deferred tax assets		616,623		536,038
Deferred tax liabilities:
Allowance for loans, leases and other receivables		(120,286)		(80,495)
Fixed assets		(185,872)		(162,959)
Foreclosed assets		(20,798)		(33,296)
Derivatives		(17,921)		(4,483)
Fair value of assets acquired in business combination		(126,213)		(122,872)
Intangible assets and deferred charges		(33,913)		(31,017)
Investment securities		(51,680)		(765)
Unrealized gain on investment securities		(59,771)		-
Inflation adjustments		(1,271)		(1,259)
Other		-		(11,931)
Total deferred liabilities		(617,725)		(449,077)
Net deferred tax (liability) asset under U.S. GAAP	Ps.	(1,102)	Ps.	86,961

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

(1)
Under Colombian tax law, certain acquisitions of property plant and equipment have an additional deduction over the total depreciation of such assets, equivalent to 30% for property plant and equipment purchased from 2004 through 2006 and 40% from 2007 through 2009.  This additional deduction is recognized in the income tax return on the year when such assets are purchased. Under Colombian Banking GAAP, there is an immediate recognition in the income statement of such deduction through the current income tax expense.

Under U.S. GAAP, specifically ASC 740-10-25, the tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate income statement recognition. The simultaneous equations method shall be used to record the assigned value of the asset and the related deferred tax asset. Therefore, for the purpose of this reconciliation, the initial book value of such deduction calculated according to ASC 740-10-25 is recorded as deferred tax asset decreasing the book value of such assets. Thereafter, the deductions taken to current income tax expense for Colombian Banking GAAP are reversed which decreases the corresponding deferred tax asset under U.S. GAAP.

(2)
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal over an entity level of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that Grupo Aval will not recover a portion of its future net operating tax loss carryforward with taxable income. Therefore, a valuation allowance was provided against this amount for a total of Ps. 20,354 and Ps. 17,779 as of December 31, 2009 and 2008, respectively.  The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period not achieved.

The U.S. GAAP adjustments shown in the shareholders’ equity reconciliation for deferred income taxes of Ps. (217,170) and Ps. (77,106) in 2009 and 2008, respectively, are determined as the difference between the U.S. GAAP net deferred tax (liability) asset balances for both 2009 and 2008 and the Colombian Banking GAAP net deferred tax liability balances for the corresponding years; both adjusted for the cumulative effects derived from the amortization of the deferred tax assets recognized upon the acquisition of the underlying property and equipment pursuant to ASC 740-10-25-51 as shown in the following table:

	2009		2008
Net deferred tax (liability) asset under U.S. GAAP	Ps.	(1,102)	Ps.	86,961
Reclassification from property, plant and equipment of gross additional tax deduction according to ASC 740-10-25 (1)		(255,461)		(202,558)
Net deferred tax liability under Colombian Banking GAAP		39,393		38,491
Difference to be recognized under U.S. GAAP shareholders´ equity	Ps.	(217,170)	Ps.	(77,106)

The statutory income tax rate was 33.0% for year 2009 and 2008 which differs from the 36.11% and 33.94% effective tax rates for years 2009 and 2008, respectively, due to the following permanent differences which reconciles the statutory income tax with the income tax expense:

	2009		2008
Income before income tax under U.S. GAAP	Ps.	2,640,799	Ps.	2,272,327
Income tax as per statutory rate	Ps.	871,464	Ps.	749,868
Non-deductible expenses (1)		172,137		115,642
Non taxable income (2)		(138,689)		(96,769)
Other		46,132		6,533
Increase in the valuation allowance		2,575		(3,948)
Income tax expense	Ps.	953,619	Ps.	771,326

(1)	Non deductible expenses include allowance over assets, local tax and other expenses that are not deductible for tax purposes.
(2)
For years ended December 31, 2009 and 2008, non-taxable income includes off-shore subsidiaries’ income, dividend income, gain on sales of stocks, interest income over mortgage securities, and reversal of accruals.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

2)	ASC 740-10 “Uncertainty in income taxes”

Provisions contained in ASC 740 – 10 with regard to uncertainty in income taxes, prescribe a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. The amount of unrecognized tax benefits identified at December 31, 2009 and 2008, respectively, would affect the effective tax rate, if recognized. These amounts relate entirely to Colombian income tax matters. Grupo Aval has no unrecognized tax benefits related to any other countries.

The total amount of unrecognized tax benefits in 2009 and 2008 were as follows:

	2009		2008
Unrecognized tax benefits, opening balance	Ps.	8,335	Ps.	3,135
Gross increases - current-period tax positions		10,532		5,200
Unrecognized tax benefits, ending balance	Ps.	18,867	Ps.	8,335

Grupo Aval recorded the cumulative amount of Ps. 2,876, of which Ps. 2,363 was recorded in 2009 and Ps. 513 in 2008, for interest and penalties related to uncertain tax positions, which were determined applying the higher probability of losses (100%). These amounts were recorded as part of other expenses in the Consolidated Statement of Income.

Included in the balance of total unrecognized tax benefits at December 31, 2009, are potential benefits of Ps.18,867, that if recognized, would affect the effective  tax rate on income from continuing operations.

Grupo Aval is not aware of positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will be significantly increased or decreased within the next 12 months of the reporting date.

The open tax years of the major companies of Grupo Aval are as follows:

Company	Open tax year
Banco de Bogotá S.A.	2009 to 2007
Banco Comercial AV Villas S.A.	2009 to 2006
Banco Popular S.A.	2009 to 2007
Banco de Occidente S.A.	2009 to 2007
Foreign subsidiaries	2009 and 2008

b)	Employee benefit plans:

The following tables provide the components of the net periodic benefit costs charged to the consolidated Statement of Income:

	Pension Plans				Other Benefits
	2009		2008		2009		2008
Components of net periodic benefit cost
Service cost	Ps.	27	Ps.	30	Ps.	22,290	Ps.	21,971
Interest cost		34,314		28,848		25,861		20,722
Amortization of net transition obligation		5,978		5,975		1,821		1,821
Amortization of net actuarial (gain) or loss		2,254		-		1,456		-
Net periodic pension cost under U.S. GAAP		42,573		34,853		51,428		44,514
Net periodic pension cost under Colombian Banking GAAP		46,845		53,059		42,153		36,954
Difference recognized under U.S. GAAP	Ps.	4,272	Ps.	18,206	Ps.	(9,275)	Ps.	(7,560)

The following table provides a reconciliation of the changes in the pension and other benefit obligations for the years ended December 31, 2009 and 2008, and a statement of funded status as of December 31, 2009 and 2008:

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

	Pension Plans				Other Benefits
	2009		2008		2009		2008
Change in projected benefit obligation
Unfunded benefit obligation at beginning of year	Ps.	335,254	Ps.	321,837	Ps.	163,392	Ps.	149,625
Service cost		27		30		22,290		21,971
Interest cost		34,314		28,848		25,861		20,722
Actuarial (gain)/loss		22,035		12,732		6,566		4,317
Benefits paid		(30,123)		(28,194)		(38,110)		(33,243)
Unfunded benefit obligation at end of year		361,507		335,253		179,999		163,392
Accrued benefit cost under Colombian Banking GAAP		278,561		261,837		31,641		27,598
Difference recognized under U.S. GAAP Shareholders’ equity	Ps.	82,946	Ps.	73,416	Ps.	148,358	Ps.	135,794

Pension Plan

The measurement for pension plan obligations differs from Colombian Banking GAAP to U.S. GAAP basically due to the fact that Colombian Banking GAAP requires a calculation of the estimated liability using the actuarial methodology and projection rates determined by law, including but not limited to, actuarial assumptions or increase rates. For U.S. GAAP purposes, actuarial valuation of pension plan are performed annually using the projected unit credit method in accordance with ASC 715 “Compensation- Retirement Benefits”, which requires the use of entity, as well as, market specific assumptions.

Other benefits

•
Under Colombian labor regulations, employees are entitled to receive one month’s salary for each year of service. This benefit is accumulated annually, transferred to a contribution pension fund and paid to the employees upon their termination or retirement from Grupo Aval. No differences are recognized for U.S. GAAP purposes. However, employees hired before 1990 are subject to a different regulation under which Grupo Aval has the obligation to pay the accumulated benefits upon their termination or retirement calculated based on the last salary of the employee and multiplied by the years of service rendered. Under Colombian Banking GAAP, this benefit is accrued on an annual basis not considering possible future obligations or increases in salaries. Under U.S. GAAP, these benefits are recognized using the projected unit credit method in accordance with ASC 715.

As of December 31, 2009, there were 2,067 participants (2,147 in 2008) remaining in the original plan.

Under Colombian labor regulations, employers and employees are entitled to negotiate compensation other than benefit plans stated by the law by means of private agreements.  Based on such agreements, Grupo Aval recognizes an additional premium to its employees for once and only at the moment of the retirement date.  Calculation of the premium pension plan varies from Colombian Banking GAAP to U.S. GAAP because the latter is performed using the projected unit credit method, while under Colombian Banking GAAP benefits are recognized when paid.

•
Active Grupo Aval employees are entitled to a seniority bonus which depends on the number of years of service with Grupo Aval. Benefits are calculated as days of salary (between 15 and 180) and paid at the moment the employee has completed a specific period of service years. Calculation of the seniority bonus differs from Colombian Banking GAAP to U.S. GAAP because the latter applies requirements from ASC 710-10-25. Grupo Aval, for the purpose of this calculation, uses the projected unit credit method, while under Colombian Banking GAAP the seniority bonus is recognized when paid.

Some retirees pensioned by Grupo Aval receive payments related to medical treatment, hospitalization and surgical events. Calculations differ between Colombian Banking GAAP to U.S. GAAP because the latter is performed using the projected unit credit method, while under Colombian Banking GAAP benefits are recognized when paid.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Disclosure and calculation of differences under U.S. GAAP

	Pension Plans				Other Benefits
	2009		2008		2009		2008
Net Amount Recognized in the Consolidated Balance Sheet at December 31.
Statement of Financial Position
Current liabilities	Ps 29,978		Ps.	30,121	Ps.	22,300	Ps.	38,111
Noncurrent liabilities		331,530		305,133		157,699		125,281
Amount recognized in financial position	Ps.	361,508	Ps.	335,254	Ps.	179,999	Ps.	163,392
Accumulated Other Comprehensive Income
Net actuarial gain	Ps.	32,513	Ps.	12,732	Ps.	9,427	Ps.	4,317
Net transition obligation		72,913		78,891		19,127		20,948
Total at December 31		105,426		91,623		28,554		25,265
Deferred income tax		(34,791)		(30,236)		(9,424)		(8,338)
Accumulated other comprehensive income	Ps.	70,635	Ps.	61,387	Ps.	19,130	Ps.	16,927

Changes in the accumulated other comprehensive income before income tax during the years 2009 and 2008 are described as follows:

	Pension Plans				Other Benefits
	2009		2008		2009		2008
Increase (decrease) in
accumulated other comprehensive income
Recognized during year - transition obligation	Ps.	(5,978)	Ps.	(5,975)	Ps.	(1,821)	Ps.	(1,821)
Recognized during year - net actuarial losses/(gains)		22,035		12,732		6,566		4,317
Occurring during year - net actuarial (losses)/gains		(2,254)		-		(1,456)		-
Accumulated other comprehensive income before income tax	Ps.	13,803	Ps.	6,757	Ps.	3,289	Ps.	2,496
The effect of a one-percentage-point increase and the effect of a one-percentage-point decrease in the assumed health care cost trend rates on the aggregate of the service and interest cost components of net periodic postretirement health care benefit costs and the accumulated postretirement benefit obligation for health care benefits. Measuring the sensitivity of the accumulated postretirement benefit obligation and the combined service and interest cost components to a change in the assumed health care cost trend rates requires remeasuring the accumulated postretirement benefit obligation as of the beginning and end of the year.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plans. One percentage point change in assumed health care cost trend rates would have the following effects:

	1% Percentage Point
	Increase		Decrease
Effect on total of service and interest cost	Ps.	980	Ps.	861
Effect on projected benefit obligation	Ps.	11,562	Ps.	10,191

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Grupo Aval expects the following amounts in other comprehensive income to be recognized as components of net periodic pension cost related to the pension plan and other benefits during 2010:

	Ps.	7,800
Net loss		7,311
	Ps.	15,111

The economic assumptions adopted (shown below in nominal terms) are used in determining the actuarial present value of pension obligation and the projected pension obligations for the plan years:

	Pension Plans		Other Benefits
	2009	2008	2009	2008
Discount rate	8.69%	10.74%	8.69%	10.74%
Rate of compensation increases	4.51%	6.48%	4.51%	6.48%
Rate of pension increases	4.51%	6.48%	4.51%	6.48%

Estimated Future Benefit Payments

The benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Pension Benefits		Other Benefits
2010	Ps.	29,978	Ps.	22,300
2011		28,867		16,991
2012		27,496		15,364
2013		26,104		15,089
2014		24,523		12,065
Years 2015 - 2019		85,547		45,400

c)	Fixed assets:

The following table shows the adjustments for each item:

	Net income				Shareholders’ equity
	2009		2008		2009		2008
Depreciation adjustment on property, plant and equipment purchased with income tax benefits	Ps.	36,332	Ps.	32,859	Ps.	116,781	Ps.	80,449
Impairment of fixed assets		(1,234)		(12,217)		(5,393)		(5,668)
Reversal of provision under Colombian Banking GAAP		1,299		5,958		1,749		1,959
Total	Ps.	36,397	Ps.	26,600	Ps.	113,137	Ps.	76,740

Depreciation adjustment on property, plant and equipment purchased with income tax benefits

Under Colombia tax law, certain acquisitions of property, plant and equipment have an additional deduction over the total depreciation of such assets, recognized in the income tax return on the year when such assets are purchased. Under U.S. GAAP, specifically ASC 740-10-25, the tax effect of asset purchases that are not business combinations in which the

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

amount paid differs from the tax basis of the asset does not result in immediate income statement recognition and, thus, is recorded as deferred tax asset, which results in a decrease, the book value of such assets.

This adjustment relates to the lower amount of depreciation expense of certain property, plant and equipment to be recognized for U.S. GAAP purposes, due to the fact that the book value of these assets, is lower than the amount presented under Colombian Banking GAAP based on the recognition under U.S. GAAP of the related deferred tax asset on additional tax deductions (See literal a)(1) above).

Impairment of fixed assets

Under Colombian Banking GAAP, technical appraisals for property, plant and equipment are performed every three years. If the value from the appraisal is lower than the carrying value, the difference is recorded as an allowance in the consolidated balance sheet with the corresponding debit entry to equity. Reversal of the allowance is permitted for subsequent recoveries of the appraised asset.

Under U.S. GAAP, in accordance with ASC 360-10, Property, Plant, and Equipment, “Impairment or Disposal of Long-Lived Assets” an impairment test for a long-lived asset must be performed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Reversal of impairment is not permitted for subsequent recoveries in the fair value of the asset.

Under U.S. GAAP and based on triggering events and subsequent calculations following the above-mentioned guidance, Grupo Aval recorded impairments in long-lived assets in 2009 and 2008. This adjustment relates to the timing differences because, while under Colombian Banking GAAP impairment is reviewed every three years, impairment under U.S. GAAP is based on triggering events.

d)	Reappraisal of assets

In accordance with Colombian Banking GAAP, reappraisals of a portion of Grupo Aval’s property, plant and equipment, equity investments and other non-monetary assets are made periodically. The surplus between the appraisal and the book value of the asset is recorded in the balance sheet under the asset caption “reappraisal of assets” and the shareholders’ equity under the caption “Equity Surplus: reappraisals of assets”. Technical appraisals for PP&E are performed every three years.  Under U.S. GAAP, such reappraisals of assets are not allowed and, therefore, are reversed for the purpose of this U.S. GAAP reconciliation. This adjustment does not have an impact on the reconciliation of the Statement of Income because under Colombian Banking GAAP, reappraisals are not amortized. The total effect of this adjustment decreases the shareholders´ equity under Colombian Banking GAAP by Ps. 715,680 and Ps. 581,915 as of December 31, 2009 and 2008, respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

e)	Allowance for loan, lease losses and foreclosed assets

As established by the Superintendency of Finance, the methodology for evaluating loans and financial leases under Colombian Banking GAAP is based on their inherent risk characteristics and serves as a basis for recording provisions based on loss percentage estimates. Under Colombian Banking GAAP, the loan loss allowance is determined and monitored on an ongoing basis, and is established through periodic provisions charged to the Statement of Income. For microcredit and mortgage loans, there are no models for  provisioning such loans; therefore, the Superintendency of Finance has established certain percentages of provision according to the risk category established based on its past due days and a general  additional provision of 1% of the total of these loans.

Under Colombian regulations to restructure troubled loans, financial entities should comply with certain local legal requirements. Once in compliance, troubled loans that have been restructured are assigned a risk category in the same way that the other loans and the allowance are established according to each type of credit and risk category assigned. Recoveries of provisions previously recognized are not permitted until the customer complies with the restructured terms, with the exception of certain loans with the guarantees granted by the National Government.

ASC 310 Subsequent measurement analysis

Management uses a systematic methodology, to evaluate the amount of allowance for loan losses and the resultant provisions for loan losses it considers adequate to provide for probable inherent losses in the portfolio.

This estimate is subject to a greater degree of uncertainty as a result of current economic conditions. As future events and their effects cannot be determined with precision, actual results could differ significantly from the estimate.

The allowance consists of specific, historical, and subjective components. The methodology includes the following elements:

–	A periodic detailed analysis of the loan portfolio

–	A systematic loan grading system

–	A periodic review of the summary of the allowance for loan loss balance

–	Identification of loans to be evaluated on an individual basis for impairment under ASC Section 310-10-35, “Subsequent Measurement” of ASC Topic 310, “Receivables”

–	Consideration of internal factors such as our size, organizational structure, loan portfolio structure, loan administration procedures, past due and delinquency trends, and historical loss experience

–	Consideration of risks inherent in different kinds of lending

–	Consideration of external factors such as local, regional, and national economic factors

Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the original loan agreement, including contractual interest payments. When a loan has been identified as impaired, the amount of impairment is measured using cash flow of expected repayments discounted using the loan’s contractual interest rate or at the fair value of the underlying collateral less estimated selling costs when it is determined that the source of repayment is the liquidation of the underlying collateral.

ASC 450 Loss Contingency Analysis

To calculate the allowance required for smaller-balance impaired loans and all performing loans, Grupo Aval performs an analysis of historical losses from our consumer and performing commercial loan portfolios in order to estimate losses for U.S. GAAP purposes resulting from loan losses that had been incurred in such loan portfolios at the balance sheet date, but which had not been individually identified. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Historical loss rates used in the process are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Many factors can affect the Grupo Aval’s estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity.

Loans are charged off when deemed uncollectible. Recoveries of previously charged off loans are recorded by increasing the allowance.

In addition, for U.S. GAAP purposes, Grupo Aval maintains a provision for credit losses on off-balance sheet credit instruments, including commitments to extend credit, guarantees granted, standby letters of credit and other financial instruments. This provision is recorded as a liability. Grupo Aval follows the same methodology described for allowance for loans losses, including an estimated probability of drawdown by the borrower.

The following summarizes the allowance for loan and lease losses and foreclosed assets under Colombian Banking GAAP and U.S. GAAP:

	2009		2008
Allowance for loans losses, financial lease losses and other receivables under Colombian Banking GAAP:
Allowance for loan and financial lease losses	Ps.	(1,881,074)	Ps.	(1,625,752)
Allowance for accrued interest and other receivables (*)		(176,565)		(121,316)
		(2,057,639)		(1,747,068)
Difference recognized in shareholders’ equity under U.S. GAAP		259,953		207,033
Allowance for certain variable interest entities (See iv)r)		(204,265)		(215,902)
Allowance for loan losses, financial lease losses and other receivables under U.S. GAAP		(2,001,951)		(1,755,937)
Allowance for foreclosed assets under Colombian Banking GAAP		(123,524)		(126,236)
Difference recognized in shareholders’ equity under U.S. GAAP		36,729		29,347
Allowance for foreclosed assets (included in other assets)		(86,795)		(96,889)
Total difference recognized in shareholders’ equity under U.S. GAAP	Ps.	296,682	Ps.	236,380

(*)	Balances of other receivables as of December 31, 2009 and 2008 amounted to Ps. 475,866 and Ps.603,445, respectively, were presented in the condensed balance sheet as “Other assets”.

An analysis of the activity in the allowance for loans and financial lease losses under U.S. GAAP for the years ended December 31, 2009 and 2008 is as follows:

	2009		2008
Allowance at the beginning of the year	Ps.	(1,755,937)	Ps.	(1,474,617)
Provisions recorded during the year		(805,411)		(614,354)
Charge-offs		642,616		406,218
Recovery of charge-offs		(83,219)		(73,184)
Allowance at the end of the year	Ps.	(2,001,951)	Ps.	(1,755,937)

The average recorded investments in impaired loans were approximately Ps. 1,611,557 and Ps. 1,261,853 for the years ended December 31, 2009 and 2008, respectively, and the related allowance for loan losses in respect of those impaired loans totaled Ps. 745,339 and Ps. 521,103, respectively.

The interest income that would have been recorded for impaired loans in accordance with the original contractual terms amounted to Ps. 314,641 and Ps. 310,986 for the years ended 2009 and 2008, respectively.

For the years ended December 31, 2009 and 2008, Grupo Aval recognized interest income of approximately Ps. 237,233 and Ps. 243,981, respectively, on such impaired loans.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Foreclosed assets

In accordance with Colombian Banking GAAP, foreclosed assets are recognized at fair value and should be sold within two years from the date of foreclosure.  During the first year following the date of foreclosure of a real estate asset, a provision equal to 30% of the carrying value of the asset at the time of receipt is recognized in the Consolidated Statement of Income in proportional monthly installments. This provision increases by an additional 30% in proportional monthly installments within the second year following date of foreclosure of the asset. Once the legal term for sale has expired an authorization for extension is required by the Superintendency of Finance. If the authorization is not granted, a provision equal to 80% of the carrying value of the asset should be recognized. If extension is granted, the remaining 20% of the provision should be recognized by the end of the extension period.

For foreclosed assets that are not real estate, the provision is equal to 35% of the carrying value of the asset at the time of foreclosure and should be constituted in proportional monthly installments within the first year following the receipt. This provision should be increased by an additional 35% within the second year. Once the legal term for sale has expired without authorization for extension, the provision should be increased up to 100%. If extension is granted, the remaining 30% of the provision should be recognized by the end of the extension period.

Under U.S. GAAP ASC 310-40, foreclosed assets shall be classified as assets “held-for-sale” and recognized at the lower of its carrying amounts at foreclosure or fair value less the cost to sell, in the period in which all of the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the asset; (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (d) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. If at any time the criteria in the paragraph above are no longer met, a long-lived asset classified as held for sale is reclassified as in use.

Therefore, foreclosed assets population under analysis are the same under both Colombian Banking GAAP and U.S. GAAP adjustment reflects the reversal of a portion of the provisions recorded under Colombian Banking GAAP to adjust the value of the asset to the lower of its carrying amount at the date of foreclosure or fair value less costs to sell.

f)	Loan origination fees and costs

Under Colombian Banking GAAP, Grupo Aval recognizes as income loan origination fees on loans, lines of credit and letters of credit when collected and records related direct costs when incurred. Under U.S. GAAP, specifically ASC 310-20-50 “Accounting for Non-Refundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases”, loan origination fees and certain direct loan origination costs that are required to be recognized as a yield adjustment over the life of the related loans are recognized by the interest method, except for certain loan agreements, such as revolving lines of credit and credit cards, which are recognized in the Consolidated Statement of Income on a straight line basis over the period of the revolving line of credit or for which the credit cards is active. For certain consumer loans with a history of prepayment the amortization period was adjusted according to that history the total effect of this adjustment increases the shareholders´ equity under U.S. GAAP by Ps. 101,868 and Ps. 95,068 as of December 31, 2009 and 2008, respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

g)	Interest recognition on non-accrual loans

For Colombian Banking GAAP purposes, Grupo Aval established that interest ceases to be accrued in the consolidated Statement of Income and begins to be recorded in Memorandum Accounts until effective payment is collected, after a loan is in arrears for more than a certain time:

Type of loan and financial lease	Arrears in excess of:
Mortgage (home loans)	60 days
Consumer	60 days
Microcredit	30 days
Commercial	90 days

For this reconciliation to U.S. GAAP, Grupo Aval discontinues accrual of interest income once a loan becomes more than 90 days past due in accordance with customary practices for U.S. banks.

h)	Deferred charges and other assets

For Colombian Banking GAAP purposes, Grupo Aval has deferred certain expenses and other charges, including among others, remodeling, pre-operating expenses, and certain costs of studies and projects including administrative projects, improvement of internal processes related to clients, multiple services and benchmark analysis. These charges are expensed as incurred under U.S. GAAP.

Debt issuance costs are amortized over the life of the related debt by which the costs were incurred under Colombian Banking GAAP and U.S. GAAP.

i)	Investment securities and derivatives

1) Investment securities

The table below provides details regarding the differences in investment securities between Colombian Banking GAAP and U.S. GAAP:

	Net income				Shareholders´ equity
	2009		2008		2009		2008

Differences in classification of Held-to-maturity investments and fair value adjustment (a)	Ps.	5,245	Ps.	3,319	Ps.	15,331	Ps.	(6,370)
Impairment on investments (b)		471		522		5,380		2,818
Foreign exchange on Available-for-sale investments (c)		19,025		(14,567)		-		-
	Ps.	24,741	Ps.	(10,726)	Ps.	20,711	Ps.	(3,552)

These adjustments relate to investments in debt securities, equity securities with readily determinable fair value and derivative instruments:

(a)	Under U.S. GAAP and Colombian Banking GAAP, investment securities are classified and measured in a similar manner, except for the following:

•	Certain investment securities, classified as Held-to-maturity under Colombian Banking GAAP, are presented under U.S. GAAP as “Available-for-sale” with an adjustment in the related fair value.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

•
Under Colombian Banking GAAP, the Superintendency of Finance allows recognition at amortized cost of certain investment securities classified as trading or Available-for-sale. Under U.S. GAAP, all debt securities classified as trading or Available-for-sale are recorded at fair value determined according to ASC 820-10 requirements.

(b)	Impairment on investments

•
Under Colombian Banking GAAP, in the case of the impairment of securities, Grupo Aval follows the requirements of the Superintendency of Finance. Based on such guidance, a credit risk qualification analysis is performed for both debt and equity securities, based on this analysis a credit risk rating will be assigned to each investment, setting mandatory provisions depending on the credit risk level determined for the investment.

Under U.S. GAAP, a decline in the estimated fair market value of Held-to-maturity or Available-for-sale debt or equity securities compared with the amortized cost is charged to earnings for the year management considers that this decrease is other than temporary. Management evaluates securities for other than temporary impairment at each balance sheet date or sooner when conditions require such evaluation. Factors considered in determining whether impairment is other than temporary include: (1) the length of time and the extent to which the fair value has been less than cost; (2) the financial condition and the near term prospects of the issuer; and (3) the intent and ability of Grupo Aval to hold the investment for a period of time sufficient to allow full recovery in fair value.

For debt securities, when an entity does not intend to sell an impaired debt security, and it is more likely than not it will be required to sell prior the security to recovery, the entity must determine whether it will recover its amortized cost basis. If it concludes it will not, a credit loss exists and the resulting Other Than Temporary Impairment is separated into the amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in Other Comprehensive Income (OCI).

The guidance requires that the total Other Than Temporary Impairment (difference between the fair value and the amortized cost of the security) be presented in the Consolidated Statement of Income with an offset in a separate line item for any amount of the total Other Than Temporary Impairment that is recognized in other comprehensive income. Therefore, based on the analysis performed, under U.S. GAAP, Other Than Temporary Impairment has been recognized for Available-for-sale equity securities.

Therefore, the U.S. GAAP adjustment refers to the reversal of mandatory provisions set by the Superintendency of Finance. See additional disclosures on unrealized loss position for more and less twelve months.

(c)	Foreign exchange on Available-for-sale investments

•
Under Colombian Banking GAAP, fluctuations in fair value resulting from changes in foreign currency exchange rates on Available-for-sale debt securities are reflected in the Consolidated Statements of Income. In accordance with U.S. GAAP, based on ASC 320-10 and ASC 830-20, changes in the fair value of Available-for-sale debt securities as a result of changes in foreign currency exchange rates are reflected in shareholders’ equity. Adjustment reflects reclassifications of these effects from net income to shareholders´ equity.

Additional disclosures for investment securities

The following tables are included with the purpose of providing ASC 320-10 complementary disclosure requirements of investment securities:

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

As of December 31, 2009

Securities Available-for-sale

	Cost Basis		Gross unrealized gains		Gross unrealized losses		Fair value
Debt securities
Securities issued or secured by Colombian Government	Ps.	5,491,446	Ps.	152,513	Ps.	(33,620)	Ps.	5,610,339
Securities issued or secured by Colombian Government entities		236,609		12,813		(2,118)		247,304
Securities issued or secured by other financial entities		196,813		6,702		(122)		203,393
Securities issued or secured by foreign Governments		180,208		3,657		(14,040)		169,825
Other		693,426		38,307		(2,468)		729,265
		6,798,502		213,992		(52,368)		6,960,126
Equity securities
Bolsa de Valores de Colombia S.A.		19,994		17,711		-		37,705
Empresa de Energía de Bogotá S.A. E.S.P.		225,827		163,482		-		389,309
Gas Natural S.A. E.S.P.		29,225		32,962		-		62,187
Mineros S.A.		50,258		51,719		-		101,977
Promigás S.A. E.S.P.		402,650		284,544		-		687,194
Sociedad de Inversiones en Energía S.A.		56,402		146,397		-		202,799
Tableros y Maderas de Caldas S.A		4,227		13,736		-		17,963
		788,583		710,551		-		1,499,134
Total investments Available-for-sale and unrealized gains (losses ) in other comprehensive income	Ps 7,587,085		Ps.	924,543	Ps.	(52,368)	Ps.	8,459,260

Securities Held-to-maturity

	Cost Basis		Gross unrealized gains		Gross unrealized losses		Fair value
Securities issued or secured by Colombian Government	Ps.	1,092,270	Ps.	260	Ps.	(124,447)	Ps.	968,083
Securities issued or secured by Colombian Government entities		1,824,729		102		(31,630)		1,793,201
Securities issued or secured by other financial entities		18,292		135		-		18,427
Securities issued or secured by foreign Governments		6,691		141		-		6,832
Other		40,329		1,932		(79)		42,182
	Ps.	2,982,311	Ps.	2,570	Ps.	(156,156)	Ps.	2,828,725

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

As of December 31, 2008

Securities Available-for-sale

			Gross			Gross
	Cost		unrealized			Unrealized
	Basis		gains			Losses	Fair value
Debt securities
Securities issued or secured by Colombian government	Ps.	4,029,370	Ps.	48,254	Ps.	(122,569)	Ps.	3,955,055
Securities issued or secured by Colombian government entities		134,311		2,496		(9,437)		127,370
Securities issued or secured by other financial entities		208,280		401		(4,869)		203,812
Securities issued or secured by foreign governments		220,475		13,887		(5,425)		228,937
Other		669,668		6,247		(15,291)		660,624
		5,262,104		71,285		(157,591)		5,175,798
Equity securities
Bolsa de Valores de Colombia S.A.		12,709		5,715		-		18,424
Enka de Colombia S.A.		2,210		-		(2,031)		179
Gas Natural S.A. E.S.P.		29,225		23,012		-		52,237
Mineros S.A.		50,257		-		(6,396)		43,861
Promigás S.A. E.S.P.		480,781		222,397		-		703,178
Tableros y Maderas de Caldas S.A		4,227		7,094		-		11,321
		579,409		258,218		(8,427)		829,200
Total investments Available-for-sale and unrealized gains (losses) in other comprehensive income	Ps.	5,841,513	Ps.	329,503	Ps.	(166,018)	Ps.	6,004,998

Securities Held-to-maturity

	Amortized Cost		Gross unrealized gains		Gross unrealized losses		Fair value
Securities issued or secured by Colombian Government	Ps.	1,021,051	Ps.	35	Ps.	(237,198)	Ps.	783,888
Securities issued or secured by Colombian Government entities		1,625,595		36		(34,816)		1,590,815
Securities issued or secured by other financial entities		53,025		123		(209)		52,939
Securities issued or secured by foreign Governments		5,134		19		-		5,153
Other		29,202		1,127		(22)		30,307
Total	Ps.	2,734,007	Ps.	1,340	Ps.	(272,245)	Ps.	2,463,102

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

The scheduled maturities of debt securities at December 31, 2009 were as follows:

	Available-for-sale				Held-to-maturity
	Amortized cost		Fair value		Amortized cost		Fair value
Due in one year or less	Ps.	134,408	Ps.	133,462	Ps.	1,864,924	Ps.	1,844,961
Due from one year to five years		4,181,458		4,320,204		855,171		777,216
Due from five years to ten years		1,994,433		2,017,009		262,074		206,407
Due more than ten years		488,203		489,451		142		141
Total	Ps.	6,798,502	Ps.	6,960,126	Ps.	2,982,311	Ps.	2,828,725

Unrealized Losses Disclosure

The following table presents debt securities classified as Available-for-sale  and Held-to-maturity that have been in a continuous unrealized losses disclosure as of December 31, 2009 and 2008 are:

Unrealized losses as of December 31, 2009	Cost basis		Gross unrealized Loss		Fair value
Available-for-sale - Debt securities less than 12 months
Securities issued or secured by Colombian government	Ps.	2,650,320	Ps.	(25,634)	Ps.	2,624,686
Securities issued or secured by the Central Bank		7,614		-		7,614
Securities issued or secured by government entities		25,077		(100)		24,977
Securities issued or secured by other financial entities		26,415		(122)		26,293
Securities issued or secured by foreign governments		27,773		(14,041)		13,732
Other		236,433		(1,980)		234,453
		2,973,632		(41,877)		2,931,755
Available-for-sale - Debt securities more than 12 months
Securities issued or secured by Colombian government		236,839		(7,986)		228,853
Securities issued or secured by government entities		27,727		(2,018)		25,709
Other		6,779		(487)		6,292
		271,345		(10,491)		260,854
Total Available-for-sale		3,244,977		(52,368)		3,192,609
Securities Held-to-maturity less than 12 months
Securities issued or secured by Colombian government		42,894		(176)		42,718
Securities issued or secured by government entities		1,416,156		(15,921)		1,400,235
Securities issued or secured by other financial entities		13,274		-		13,274
Other		30,887		(79)		30,808
		1,503,211		(16,176)		1,487,035
Securities Held-to-maturity more than 12 months
Securities issued or secured by Colombian government		629,542		(78,050)		551,492
Securities issued or secured by government entities		500,803		(59,569)		441,234
Securities issued or secured by foreign governments		191,903		(2,361)		189,542
		1,322,248		(139,980)		1,182,268
Total Held-to-maturity		2,825,459		(156,156)		2,669,303
Total investments with unrealized losses	Ps.	6,070,436	Ps.	(208,524)	Ps.	5,861,912
Total investments with unrealized losses more than 12 months	Ps.	1,593,593	Ps.	(150,471)	Ps.	1,443,122

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Unrealized losses as of December 31, 2008	Cost basis		Gross unrealized loss		Fair value
Available-for-sale - Debt securities less than 12 months
Securities issued or secured by Colombian government	Ps.	1,012,663	Ps.	(15,435)	Ps.	997,228
Securities issued or secured by the Central Bank		38,885		(308)		38,577
Securities issued or secured by government entities		4,726		(499)		4,227
Securities issued or secured by other financial entities		30,743		(420)		30,323
Securities issued or secured by foreign governments		167,022		(5,414)		161,608
Other		166,787		(2,593)		164,194
		1,420,826		(24,669)		1,396,157
Available-for-sale - Debt securities more than 12 months
Securities issued or secured by Colombian government		2,168,919		(111,509)		2,057,410
Securities issued or secured by government entities		91,609		(8,937)		82,672
Securities issued or secured by other financial entities		86,879		(3,590)		83,289
Other investments		184,638		(8,886)		175,752
		2,532,045		(132,922)		2,399,123
Available-for-sale - Equity securities less than 12 months		50,257		(6,396)		43,861
Available-for-sale - Equity securities more than 12 months		2,210		(2,031)		179

Total Available-for-sale		4,005,338		(166,018)		3,839,320
Securities Held-to-maturity less than 12 months
Securities issued or secured by Colombian government		37,959		(2,422)		35,538
Securities issued or secured by government entities		1,312,376		(19,449)		1,292,927
		1,350,335		(21,871)		1,328,465
Securities Held-to-maturity more than 12 months
Securities issued or secured by Colombian government		965,151		(234,802)		730,349
Securities issued or secured by government entities		292,154		(15,363)		276,791
Securities issued or secured by foreign governments		6,429		(209)		6,220
		1,263,734		(250,374)		1,013,360
Total Held-to-maturity		2,614,069		(272,245)		2,341,825
Total investments with unrealized losses	Ps.	6,619,407	Ps.	(438,263)	Ps.	6,181,145
Total investments with unrealized losses more than 12 months	Ps.	3,797,989	Ps.	(385,327)	Ps.	3,412,662

The amount of realized gain or (loss) on trading securities included in earnings during 2009 and 2008 was Ps. 15,336 and Ps. (367,990), respectively.

As of December 31, 2009 losses with more than twelve months amounted to Ps. 150,471, are represented primarily by mandatory securities issued or secured by the Colombian government. Grupo Aval considers this decline in fair value as temporary, due to the fluctuations in the interest rates; however, those events do not affect the issue´s creditworthiness. Grupo Aval has the ability and intent to hold these securities for a period of time sufficient to recover all gross unrealized losses. Accordingly, Grupo Aval has not recognized any other-than temporary impairment for these securities. These securities pay a fixed interest rate and have an average maturity less than five years.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

2) Derivatives

Under Colombian Banking GAAP, the fair value measurement of derivative instruments is similar to U.S. GAAP, specifically ASC 820, except for the fact that Colombian Banking GAAP does not consider in the determination of fair values own credit risk, counterparty risk and consideration of collateral.  The impact in shareholders´ equity during 2009 and 2008 consisted of a decrease of Ps. (1,437) and an increase of Ps. 685, respectively, and the impact in the consolidated statements of income for years 2009 and 2008 was a loss of Ps. (2,122) and a gain of Ps. 4,626, respectively.

Additional disclosures for derivatives

The table below is included in accordance with ASC 820-10 disclosures requirements and  presents the financial position of the derivatives contracts recorded to the caption “other assets” and “other liabilities” as of December 31, 2009 and 2008 and their gain and loss recognized in the Consolidated Statement of Income:

	Asset
As of December	2009					2008
	Notional amount		Fair Value		Average maturity (days)	Notional amount		Fair Value		Average maturity (days)
Interest rate contracts (1)	Ps.	238,654	Ps.	3,610	791	Ps.	376,288	Ps.	1,686	338
Foreign exchange contracts (1)		8,049,547		242,927	77		7,363,789		276,676	47
Total	Ps.	8,288,201	Ps.	246,537		Ps.	7,740,077	Ps.	278,362
	Liability
Interest rate contracts (2)	Ps.	286,451	Ps.	(3,430)	605	Ps.	185,744	Ps.	(608)	294
Foreign exchange contracts (2)		8,186,693		(206,750)	125		6,338,323		(253,072)	196
Total	Ps.	8,473,144	Ps.	(210,180)		Ps.	6,524,067	Ps.	(253,680)

(1)	Presented in the balance sheet within “Other assets”.

(2)	Presented in the balance sheet within “Other liabilities”.

The following table presents the gain or (loss) from derivatives not designated as hedging instruments:

	2009		2008
Location of Gain or (Loss) Recognized in income on Derivative	Amount of gain or (loss) recognized in income on Derivative		Amount of gain or (loss) recognized in income on Derivative
Income from fair value adjustment and interest	Ps.	1,439,125	Ps.	1,639,805
Loss from fair value adjustment in foreign currency		(1,153,719)		(1,550,907)
	Ps.	285,406	Ps.	88,898

The following table presents the volume of operations at December, 31:

	2009		2008
Derivatives not designated as hedging instruments under ASC 815	Notional amounts as of December 31
Interest rate contracts	Ps.	524,783	Ps.	262,877
Foreign exchange contracts		13,419,661		10,842,522
	Ps.	13,944,444	Ps.	11,105,399

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

j)	Investments in unaffiliated companies

This adjustment relates to investments in equity securities classified as Available-for-sale under Colombian Banking GAAP where Grupo Aval has no significant influence over the investee’s operations.

Under Colombian Banking GAAP, these investments are initially recognized at cost and subsequently measured depending on the liquidity of the security and the market of reference where it is traded, Colombia or countries other than Colombia, even though Grupo Aval has no significant influence. Equity securities listed, issued and traded in Colombia are mainly valued on a daily basis using prices published by authorized entities (i.e., the Colombian Stock Exchange). Equity securities non-listed, issued and traded in Colombia are valued based on acquisition cost which is later increased or decreased depending upon the investor’s percentage stake in all subsequent changes in the issuer’s shareholders’ equity. For this purpose, the issuer’s shareholders’ equity is calculated based on audited financial statements at the cut-off dates of June 30 and December 31 of each year.

Prior to August 24, 2009, equity securities were valued based on a liquidity-weighted stock index, calculated by the Colombian Stock Exchange, applicable on each of the dates on which such valuations were conducted. Depending on their liquidity levels, equity securities were valued as follows:

High-liquidity equity securities: based on the last daily average trade-weighted price published by the Colombian Stock Exchange.

Medium-liquidity equity securities: based on the average price published by the Colombian Stock Exchange, which corresponded to the average trade-weighted price for the last five days on which such securities were traded.

Low-liquidity equity securities or those not listed on a stock exchange: based on the increase or decrease of an investor´s percentage stake in the issuers’ shareholders’ equity updated using the latest audited financial statements released by the issuer.

Under U.S. GAAP, these investments where an investor does not have significant influence over the investee operation, are accounted for at fair value if its fair value readily determinable. The U.S GAAP adjustment reflects on shareholders’ equity the difference between fair value under U.S. GAAP and the equity method of accounting recognized under Colombian Banking GAAP as well as differences in the fair value under Colombian Banking and U.S. GAAP. Depending on the classification under U.S. GAAP, trading or Available-for-sale, the adjustment will remain in shareholders’ equity or reclassified to the income statement as necessary.

In 2009, Corficolombiana, a Grupo Aval´s subsidiary, reclassified certain securities from “Available-for-sale” to “trading” with fair value of Ps.1,111,741 and unrealized gain of Ps. 470,475  at December 31, 2009, with an increase in net income of the same amount in 2009. This reclassification was due to local regulatory matters and was aligned with Grupo Aval’s intentions regarding these investments, which was reverse for U.S. GAAP purposes.

The U.S. GAAP adjustment on shareholders´ equity relates to the following unaffiliated companies:

	2009						2008
Equity securities	Amount under Colombian Banking GAAP		U.S. GAAP adjustments		Amount under U.S. GAAP		Amount under Colombian Banking GAAP		U.S. GAAP adjustments		Amount under U.S. GAAP
Promigás S.A.	Ps.	663,484	Ps.	23,710	Ps.	687,194	Ps.	703,178	Ps. -		Ps.	703,178
Empresa de Energía de Bogotá S.A.		382,175		7,134		389,309		-		-		-
Gas Natural S.A. E.S.P.		53,480		8,707		62,187		27,797		24,440		52,237
Sociedad de Inversiones en Energía S.A.		18,985		183,814		202,799		-		-		-
Tableros y Maderas de Caldas S.A		17,963		-		17,963		11,291		30		11,321
Enka de Colombia S.A.		-		-		-		169		10		179
	Ps.	1,136,087	Ps.	223,365	Ps.	1,359,452	Ps.	742,435	Ps.	24,480	Ps.	766,915

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

k)	Investments in affiliated companies

This adjustment relates to investments in equity securities where Grupo Aval exercises significant influence over the investee’s operations.

Under Colombian Banking GAAP, investments in affiliated companies are recorded similar to investments in unaffiliated companies, recording any effects derived from these adjustments on reappraisal of assets within the shareholders’ equity.

Under U.S. GAAP, these investments are recognized under the equity method of accounting determined, using the latest audited financial statements issued by the investee and prepared under Colombian Banking GAAP and adjusted to U.S. GAAP with effect in the Consolidated Statement of Income.  For reconciliation purposes, Grupo Aval obtained audited financial statements under Colombian Banking GAAP and reconciled those to U.S. GAAP. The U.S. GAAP adjustment primarily relates to differences between Colombian Banking GAAP and U.S. GAAP in the investees´s financial position, and the reclassification of the amounts recognized in equity under Colombian Banking GAAP as part of the equity method of accounting, which for U.S. GAAP purposes are charged to the consolidated statement of income.

l)	Lessor accounting

Under Colombian Banking GAAP, from the standpoint of the lessor, leases are classified as either financial or operating leases based on legal terms.  Agreements with bargain purchase option are recognized as direct financial leases. Other agreements are recognized as operating leases. Assets provided through financial lease agreements are recorded as loans while assets provided through operating lease agreements are recorded as property, plant and equipment.

Under U.S. GAAP, leases are classified as either financial or operating leases based on the economic substance of the agreements using criteria established by ASC 840-10. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased property less unearned income.

The reconciliation adjustment relates to differences in the book value of certain operating lease agreements classified from the standpoint of the lessor, under Colombian Banking GAAP as a fixed asset in the balance sheet (cost less accumulated depreciation), which under U.S. GAAP, those leases are classified as direct leases, not recognizing the fixed assets posted under Colombian Banking GAAP and recording the corresponding account receivable.

This difference increases shareholders´ equity under U.S. GAAP by Ps.9,206 and Ps. 6,967 in 2009 and 2008, respectively, and increases the consolidated statements of income by Ps.2,239 and Ps. 1,858 in 2009 and 2008, respectively, due to the treatment from the U.S. GAAP standpoint.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

The following lists the components of net investment in direct financial leases as of December 31, 2009 and 2008:

	2009		2008
Total minimum lease payments to be received	Ps.	4,374,547	Ps.	4,461,584
Less: Amount representing estimated executory cost (such as taxes, maintenance, an insurance) including profit thereon, included total minimum lease payments		(74,115)		(70,208)
Minimum lease payments receivable		4,300,432		4,391,376
Less: Allowance for losses		(111,099)		(103,332)
Net minimum lease payments receivable		4,189,333		4,288,044
Estimated residual values of leased property (unguaranteed)		5,078		2,191
Less: Unearned income		(803,445)		(1,027,709)
Net investment in direct financial leases	Ps.	3,390,966	Ps.	3,262,526

The following schedule shows the future minimum lease payments to be received on direct financial leases and operating leases for each of the next five years and thereafter.

Year Ended December 31,	Financial leases		Operating leases
2010	Ps.	1,420,767	Ps.	78,674
2011		1,064,980		60,799
2012		707,772		42,223
2013		415,752		24,062
2014		226,722		11,000
2015 and thereafter		538,554		26,158
Total minimum future lease payments to be received	Ps.	4,374,547	Ps.	242,916

The total rental expense for all operating leases, except those with terms of a month or less that were not renewed, for 2009 and 2008 was Ps. 24,579 and Ps. 20,986, respectively.

m)	Business combinations

Purchase method of accounting

Under Colombian Banking GAAP, the accounting for business combinations requires that the purchase price be allocated to the acquired assets and liabilities on the basis of their book value, the difference between the purchase price without including acquisition costs is recognized as goodwill. Goodwill is amortized for acquisition before 2006 over a 10-year period and for acquisitions effective after this date, over a period of 20 years.

Under Colombian Banking GAAP, the statements of income of the acquiring companies for the period in which a business combination occurs include the income of the acquired company as if the acquisition had occurred on the first day of the year in which acquisition is consummated. For U.S. GAAP purposes, earnings of an acquired company are recognized as from the date of the acquisition; therefore earnings recognized as from the first day of the year of acquisition to the date of acquisition are not recognized for U.S. GAAP reconciliation purposes.

With regards to business combinations, the purchase method of accounting under U.S. GAAP requires that the purchase price be allocated to the identifiable acquired assets and liabilities, including intangible assets on the basis of fair value. The difference between such amount and the purchase price, including acquisition costs, is recognized as goodwill. Goodwill is not amortized but subject to an annual impairment test.

Grupo Aval did not have any business combinations in 2009 or thereafter and this adjustment thus only relates to business combination consummated prior to 2009. For 2009 and 2008, under U.S. GAAP no impairment was recognized against goodwill.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

The following is the detailed reconciliation of the adjustments between Colombian Banking GAAP and U.S. GAAP related to business combinations.

	2009		2008
U.S. GAAP adjustment in goodwill (1)	Ps.	(33,495)	Ps.	(77,386)
Purchase price allocated to intangible assets identified (2)		110,844		121,652
Excess of cost of assets sold after business combinations (3)		(210,499)		(158,380)
Deferred income tax		239		221
	Ps.	(132,911)	Ps.	(113,893)

(1)
This adjustment represents the difference in the amount of goodwill under Colombian Banking GAAP, purchase price less book value of net assets acquired and related goodwill amortization, with U.S. GAAP which calculates goodwill as the purchase price less fair value of net assets acquired including intangible assets not recognized on books and acquisition costs. The details of goodwill under U.S. GAAP during the years ended December 31, 2009 and 2008 follow:

	2009		2008
Balance at beginning of year	Ps.	986,632	Ps.	869,411
Reclassifications		16		(18)
Additions		-		117,239
Balance at end of year		986,648		986,632
Goodwill under Colombian Banking GAAP		1,020,143		1,064,018
Adjustment recorded under U.S. GAAP	Ps.	(33,495)	Ps.	(77,386)

Goodwill under U.S. GAAP, allocated by segments, as of December 31, 2009 and 2008 were:

	2009		2008
Banco de Bogotá	Ps.	752,564	Ps.	752,548
Banco de Occidente		116,845		116,845
Banco Popular		117,239		117,239
Total Goodwill	Ps.	986,648	Ps.	986,632

Under U.S. GAAP, Grupo Aval tests goodwill for impairment at least annually using a two step process that begins with an estimation of the fair value of a reporting unit.  The first step is a screen for potential impairment and the second step measures the amount of impairment. Grupo Aval conducted a qualitative impairment test of goodwill which indicated that there is no goodwill impairment for the years ended December 31, 2009 and 2008.

(2)  Intangible Assets

This adjustment represents the difference in the amount of intangible assets under Colombian Banking GAAP and U.S. GAAP. Colombian Banking GAAP does not request the recognition of intangible assets, while U.S. requires identification and valuation of intangibles in a business combination.

The changes of Grupo Aval’s intangible assets under U.S. GAAP for the years ended December 31, 2009 and 2008 were as follows:

	2009		2008
Balance at beginning of year	Ps.	121,652	Ps.	70,538
Additions		-		60,687
Amortization		(10,808)		(9,573)
Balance at end of year	Ps.	110,844	Ps.	121,652

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Below a detailed description of each intangible asset recognized.

Brands

Grupo Aval determines brand value through the royalty savings method (relief from royalties). This method measures the savings a company generates as a result of not having to pay for a license to use such brand. The value of the brands is equal to the sum of the net present value of the after-tax savings a company generates during the period in question as a result of not having to pay for the use of such a brand plus the net present value of the after-tax savings a company would generate in perpetuity after the last year of the period in question.

Core Deposit Intangibles

Core deposit intangibles, defined as the premium paid to acquire the core deposits of an institution, was determined by using the alternative funding method, which estimates the net present value of the cost difference or “spread” between the cost of using the core deposit intangibles and the cost of an alternative source of funding under current market conditions.

Customer relationships

Customer relationship is defined as the relationship that Grupo Aval has established with its customers through contracts. Customer relationship arise from contractual rights, thus are classified as intangible assets that meet the contractual-legal criterion.

Intangibles are calculated based on the expected gains to be received from these relationships for a specific period of time.

Intangible assets under U.S. GAAP were as follows:

	December 31, 2009
	Gross carrying amount			Accumulated amortization	Net
Non-amortizable intangible assets	Ps.	6,082		Ps. -	Ps.	6,082
Amortizable intangible assets		134,508		(29,746)		104,762
	Ps.	140,590	Ps.	(29,746)	Ps.	110,844

	December 31, 2008
	Gross carrying amount			Accumulated amortization	Net
Non-amortizable intangible assets	Ps.	6,082		Ps. -	Ps.	6,082
Amortizable intangible assets		134,508		(18,938)		115,570
	Ps.	140,590	Ps.	(18,938)	Ps.	121,652

The following table shows the intangible assets gross carrying amount under U.S. GAAP, detailed with their respective useful lives:

	December 31, 2009		Weighted average useful life (months)
Brands	Ps.	6,082	-
Core deposits		119,932	182
Customer relationships		14,576	96
	Ps.	140,590

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Grupo Aval expects that the estimated aggregate amortization expense for intangible assets for the next five fiscal years to be as shown in the following table.

Fiscal year ending December 31,	Aggregate amortization expense
2010	Ps.	14,755
2011		11,741
2012		9,363
2013		7,508
2014		6,025
Total	Ps.	49,392

Fair value of other assets acquired and liabilities assumed

Under U.S. GAAP, fair value adjustments are allocated to each acquired asset and liability.

Fair value of fixed and foreclosed assets

The difference between the fair value of fixed and foreclosed assets and their book value is adjusted by the effect of the depreciation and by the effect of sales and write-offs.

Fair value of time deposits, long-term debt and loans

The difference between the fair value of loans, time deposits and long-term debt and their book value is adjusted by the effect of the amortization of the discount or the premium during the estimated average life of these assets and liabilities.

Additional disclosures required under U.S. GAAP

The following table summarizes the consideration given in exchange for an additional 11.67% ownership interest in Banco Popular during 2008, the estimated fair values of the assets acquired and liabilities assumed recognized at the acquisition date, as well as its fair value.

	Fair value of assets acquired and liabilities assumed under U.S. GAAP
Total Purchase Price (cash)	Ps.	239,418
Assets acquired		989,175
Liabilities assumed		(927,683)
Net Assets Acquired		61,492
Excess of cost over the fair value of acquired net assets		177,926
Intangible assets		(60,687)
Goodwill	Ps.	117,239

(3)
Under Colombian Banking GAAP certain cost of property, plant and equipment and investments securities included are reappraised on a timely basis and maintained in the books even after those assets are effectively sold.  Under U.S. GAAP, reappraisals related to assets sold are eliminated to income.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

n)	Non-controlling interest

Under Colombian Banking GAAP, the non-controlling interest is presented as a separate line within total liabilities and thus, does not comprise part of shareholders’ equity.

For U.S. GAAP purposes, as of January 1, 2009, Grupo Aval adopted ASC 810-10-65-65-1 which requires the non-controlling interest in subsidiaries to be classified as a separate component of shareholders’ equity in the consolidated financial statements. Additionally, consolidated net income and comprehensive income are reported with separate disclosures of the amounts attributable to the parent company and the non-controlling interest.

The following is the reconciliation of non-controlling interests between Colombian Banking GAAP and U.S. GAAP:

	2009		2008
Non-controlling interest under Colombian Banking GAAP	Ps.	4,037,971	Ps.	3,191,092
Adjustments incorporated under U.S. GAAP reconciliation:
Non-controlling interest in reappraisal of assets (1)		(969,430)		(788,014)
Non-controlling interest participation in U.S. GAAP adjustments		542,510		415,589
Business combination (2)		122,398		145,745
Non-controlling interest in variable interest entities		17,741		5,080
		(286,781)		(221,600)
Non-controlling interest under U.S. GAAP	Ps.	3,751,190	Ps.	2,969,492

(1)
As explained in note (iv) (d) above, under Colombian Banking GAAP the surplus between the appraisal and the book value of the asset is recorded in the unconsolidated balance sheet under the asset caption “Reappraisal of assets” and the shareholders’ equity under the caption “Equity surplus: reappraisals of assets”. This adjustment relates to the reversal of the participation of the non-controlling interest in reappraisal of assets.

(2)
During 2005, Corporación Financiera del Valle “Corfivalle” (an entity not controlled by Grupo Aval) acquired the shares of Corporación Financiera Colombiana (a subsidiary of Grupo Aval) with an exchange of equity interest. With this transaction Grupo Aval acquired the control of  “Corfivalle”, (transaction commonly referred to as reverse acquisition) which was recorded for U.S. GAAP reconciliation purposes according to ASC 323 (previously EITF 98-13), determining the fair value of the asset given, of the net assets acquired and the fair value of the noncontrolling interest after the merger process.

o)	Guarantees and contingencies

1)	Guarantees

Grupo Aval provides its clients with a variety of guarantees and similar arrangements, including stand-by letters of credit and bank guarantees.

Under Colombian Banking GAAP, at the inception of the guarantees, Grupo Aval recognizes in Memorandum Accounts the full guaranteed amount. Any premium received is recognized as collected in the Consolidated Statements of Income.

Under U.S. GAAP, at the inception of a guarantee, Grupo Aval recognizes in its Consolidated Balance Sheet a liability for all guarantees granted. The liability recognized is the premium received or receivable which represents the fair value of the guarantee at its inception and it is subsequently amortized over the term of the guarantee.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

The table below shows guarantees by expiration dates and maximum potential amount of future losses:

	Expire within one year				Expire after one year				Total amount outstanding				Maximum potential amount of future losses
	2009		2008		2009		2008		2009		2008		2009		2008
Financial standby letters of credit	Ps.	197,437	Ps.	219,786	Ps.	35,513	Ps.	34,951	Ps.	232,950	Ps.	254,737	Ps.	232,950	Ps.	254,737
Bank guarantees		687,486		462,808		514,554		369,821		1,202.041		832,629		1,202.041		832,629
Total	Ps.	884,923	Ps.	682,594	Ps.	550,067	Ps.	404,772	Ps.	1,434,991	Ps.	1,087,366	Ps.	1,434,991	Ps.	1,087,366

	Notional amount		Fair value		Notional amount		Fair value
	2009				2008
Financial standby letters of credit	Ps.	232,950	Ps.	(81)	Ps.	254,737	Ps.	(48)
Bank guarantees		1,202.041		(1,355)		832,629		(1,023)
Total	Ps.	1,434,991	Ps.	(1,436)	Ps.	1,087,366	Ps.	(1,071)

2)   Contingencies

This difference increases Shareholders´ Equity under U.S. GAAP by Ps. 2,936 and Ps. 4,434 in 2009 and 2008, respectively, and (decreases) increases the Consolidated Statements of Income by Ps.(427) and Ps. 1,748 in 2009 and 2008, respectively, due to the reversal of certain provisions not considered “probable” from a U.S. GAAP standpoint.

For U.S. GAAP, ASC 450, “Accounting for Contingencies”, provides guidance for recording contingencies.  Under ASC 450, there are three levels of assessment of contingent events – probable, reasonably possible and remote.  The term “probable” in ASC 450 is defined as “the future event or events are likely to occur”.  The term “reasonably possible” is defined as “the chance of the future event or events occurring is more than remote but less than likely”.  In addition, the term “remote” is defined as “the chance of the future event or events occurring is slight”.

Under ASC 450, an estimated loss related to a contingent event is to be accrued by a charge to income if both of the following conditions are met:

•
Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and

•	The amount of loss can be reasonably estimated.

The amount recorded is an estimate of the amount of loss at the date of the financial statements.  If the contingent event is evaluated to be reasonably possible, no provision for the contingent event may be made, but disclosure of the event is required.

p)	Equity tax

In accordance with Law 1111 of 2006, companies and individuals who possess liquid equity in excess of Ps. 3,000 are subject to an equity tax.

Under Colombian Banking GAAP, the equity tax is permitted to be recorded directly in Shareholders´ Equity.

Under U.S. GAAP, tax expense derived from the equity tax is recorded directly on the Consolidated Statements of Income.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

q)	Securitizations

Grupo Aval, through its subsidiary AV Villas, securitizes performing and non-performing mortgage housing loans through third parties. These securitizations are a source of funding for Grupo Aval in addition to transferring the economic risk of the performing mortgage housing loans to third parties.

Under Colombian Banking GAAP, securitizations of performing and non-performing mortgage loans are recorded as sales and, therefore, securitized loans are removed from Grupo Aval’s balance sheet. Additionally, Grupo Aval recognizes in the Consolidated Statement of Income, at the moment of the operation, the difference between the book value of the securitized portfolio and the cash received in consideration.

Under U.S. GAAP, transfers of financial assets can be recorded as sales, if control of such assets is surrendered. If control is not surrendered, they are recorded as secured borrowings, and such assets are retained in the books of the transferor and a liability is recognized for the fair value of the consideration received. The retained interests in a transfer recorded as a sale are initially recorded based on their allocated book value using the fair value allocation method. Those retained interests are considered Available-for-sale securities and recorded at their relative value with changes in unrealized gains and losses charged to equity through other comprehensive income.

The U.S. GAAP adjustment is related only to securitization of non-performing loans; therefore, loans and associated provisions were reinstated to the consolidated balance sheet and the related cash received presented as a liability.

Securitizations of performing loans are considered to be true sales to Qualify Special Purposes Entities “QSPE” and retained interest in those securitizations are recorded as investments securities (See note 29 iv) i)). Under Colombian Banking GAAP, those retained interests were recognized as investments at their amortized cost less an allowance for uncollectible amount. For U.S. GAAP purposes, retained interests in those securitization vehicles should be recognized and recorded at fair value, as available-for-sale securities in accordance with ASC 320. To determine the fair values of these securities, Grupo Aval discounted the estimated future cash flows of these securities, which amounted to Ps. 67,420 and Ps. 46,974 in 2009 and 2008, respectively.

The table below presents a summary of the assets and liabilities and related net income in trust funds which have been included on Grupo Aval’s Consolidated Balance Sheet at December 31, 2009 and 2008, for U.S. GAAP purpose:
	2009		2008
Total assets	Ps.	7,589	Ps.	9,061
Total liabilities		1,205		1,291
Total shareholders´ equity		6,384		7,770
Total liabilities and shareholders´ equity	Ps.	7,589	Ps.	9,061
Net income	Ps.	(1,386)	Ps.	(3,157)

As of December 31, 2009 and 2008, total loans securitized amounted to Ps. 82,196 and Ps. 109,152, which has an allowance by Ps. 5,488 and Ps. 6,735, respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

r)	Variable interest entities

Under Colombian Banking GAAP, consolidation is appropriate when an entity holds the majority of voting rights of another entity.

Under U.S. GAAP, application of the majority voting interest requirement to certain types of entities may not identify the party with a controlling financial interest because that interest may be achieved through other arrangements. Although ASC 810-10-15-13 states that consolidated financial statements include subsidiaries in which Grupo Aval has a controlling financial interest, (i.e., a majority voting interest), U.S. GAAP also requires a company to consolidate a variable interest entity (“VIE”) if that company is a primary beneficiary that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. Under Colombian Banking GAAP, no such concept as a variable interest entity exists.

The overall methodology for evaluating transactions and relationships under the VIE requirements includes the following two steps:

• determine whether the entity meets the criteria to qualify as a VIE; and

• determine whether Grupo Aval is the primary beneficiary of the VIE.

In performing the first step the significant factors and judgments that were considered in making the determination as to whether an entity is a VIE.

For each VIE identified, Grupo Aval performs the second step and evaluates whether it is the primary beneficiary of the VIE by considering the following significant factors and criteria:

• whether the variable interest absorbs the majority of the VIE’s expected losses;

• whether the variable interest receives the majority of the VIE’s expected returns; and

• whether Grupo Aval has the ability to make decisions that significantly affect the VIE’s results and activities.

Grupo Aval’s management has identified the following VIEs in accordance with the variable interest model as prescribed in U.S. GAAP, and concluded that Grupo Aval itself should be regarded as primary beneficiary. The table below provides details regarding the nature, purpose, size, activities of the entity and nature of Grupo Aval´s involvement with each entity.

Entity	Nature	Purpose	Activities of the entity	Nature of Grupo Aval´s involvement with the entity	Total Assets
					2009		2008
Megabanco Foreclosed Assets Trust	Trust managed by Helm Fiduciaria	Sale of non-performing assets	Administration and sale of non performing assets	Primary beneficiary of expected losses and returns	Ps.	3,974	Ps.	88,645
Corficolombiana Banco de Bogotá A Trust	Trust managed by Fiduciaria Bogotá	Collection of non-performing loans	Administration and collection of non-performing loans	Primary beneficiary of expected losses and returns		1,877		2,559
Securitizations TECH 1 & 2	Securitization of mortgage loans managed by Fiduciaria de Occidente	Collection of non-performing loans	Administration and collection of non-performing loans	Primary beneficiary of expected losses and returns		1,203		1,291
Foreclosed Assets & Mortgage Loans Trust	Securitization of mortgage loans	Collection of non-performing loans	Administration and collection of non-performing loans	Primary beneficiary of expected losses and returns		61,351		22,937
Total					Ps.	68,405	Ps.	115,432

In addition and due to the consolidation of certain VIEs, Grupo Aval recognized additional allowances under U.S. GAAP of Ps. 204,265 and Ps. 215,902 for 2009 and 2008, respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

The table below presents a summary of the assets and liabilities of VIEs under U.S. GAAP which have been consolidated on Grupo Aval’s Consolidated Balance Sheet at December 31, 2009 and 2008:
.
	2009		2008

Assets
Loans and other receivables	Ps.	201,883	Ps.	253,402
Foreclosed assets		41,469		47,874
Allowance for loan losses of loans, other receivables and foreclosed assets		(204,265)		(215,902)
Other assets		29,318		30,058
Total assets	Ps.	68,405	Ps.	115,432
Total liabilities	Ps.	-	Ps.	60,776
Total controlling interests shareholders equity		50,664		49,576
Total non-controlling interests (see note iv) n))		17,741		5,080
Total shareholders’ equity		68,405		54,656
Total liabilities and Shareholders’ equity	Ps.	68,405	Ps.	115,432
Net income Attributable to Grupo Aval	Ps.	(23,820)	Ps.	3,367

Grupo Aval´s maximum exposure to loss as a result of its involvement with VIEs was Ps 46,460 and Ps. 114,941 at December 31, 2009 and 2008, respectively.

Grupo Aval did not provide any additional financial support to these or other VIEs during 2009. Further, Grupo Aval does not have any contractual commitments or obligations to provide additional financial support to these VIEs. Investors in debt securities issued by the securitization entities have no recourse to other assets of Grupo Aval.

s)	Consolidation

Under Colombian Banking GAAP, an entity is consolidated when it is owned, directly or indirectly, 50% or more of the outstanding voting shares, as well as company in which despite holding less than 50% of the outstanding voting shares, the holding company controls it, except for companies received as foreclosed assets held for sale. The majority interest in Inca Furehauf S.A. was received as a foreclosed asset by certain subsidiaries of Grupo Aval. In accordance to Colombian Banking GAAP, this entity was not consolidated and it was classified as foreclosed asset.

Under U.S. GAAP, Inca Furehauf S.A. is consolidated since Grupo Aval holds more than 50% interests and controls the investee. The entity effect of the consolidation of this entity is Ps. (5,346) and Ps. 14,761 for 2009 and 2008, respectively and for the consolidated statement of income is Ps. 2,274 and Ps. 2,709 for 2009 and 2008, respectively.

t)	Cumulative translation adjustment

For Colombian Banking GAAP purposes, translation adjustments resulting from subsidiaries with a functional currency different from the reporting currency (Colombian pesos) are included in the consolidated statement of income.

Under U.S. GAAP, according to ASC 830 and ASC 220, translation adjustments are presented as a component of shareholders’ equity within other comprehensive income.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

u)	Earnings per share

Under Colombian Banking GAAP, earnings per share (“EPS”) are computed by dividing Net Income by the weighted-average number of common shares outstanding for each period presented.

U.S. GAAP requires dual presentation of basic and diluted EPS for entities with complex capital structures, as well as a reconciliation of the basic EPS computation to the diluted EPS computation. Basic EPS is calculated by dividing Net Income available to common shareholders by the weighted average number of common shares outstanding. Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. For the years ended December 31, 2009 and 2008, Grupo Aval had a simple capital structure and there were no outstanding dilutive instruments. Therefore, there was no difference between basic or diluted EPS for these years.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2009 and 2008 (in millions of pesos, except per share data):

	2009		2008
U.S. GAAP consolidated net income	Ps.	1,687,180	Ps.	1,501,001
Less: participation of non-controlling interest		(752,631)		(693,923)
Net income attributable to common shareholders	Ps.	934,549	Ps.	807,078
Weighted average number of common shares outstanding used in basic EPS calculation		13,935,966,116		13,925,515,234

Basic and diluted earnings per share (U.S. GAAP):
Income per share attributable to common shareholders (pesos)	Ps.	67.060	Ps.	57.957

v)	Estimated Fair Value of Financial Instruments

Fair value of financial instruments

Effective January 1, 2008, Grupo Aval adopted SFAS 157 - Fair Value Measurements (incorporated in ASC 820). Among other things, ASC 820 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis.

The framework for measuring fair value under Colombian Banking GAAP is consistent with ASC 820, except for considerations about own credit risk, counterparty risk and valuation of collaterals in the valuation of derivatives.

Fair-Value Hierarchy

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Grupo Aval’s market assumptions the three levels of the fair value hierarchy under ASC 820 are described below:

Level 1- Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2- Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Inputs include the following:
(a)	Quoted prices for similar assets or liabilities in active markets;
(b)	Quoted prices for identical or similar assets or liabilities in non-active markets;
(c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability;
(d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Level 3- Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Grupo Aval considers relevant and observable market prices in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

Determination of Fair Value

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, option volatilities and currency rates. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include, among others, amounts to reflect counterparty credit quality, liquidity and unobservable parameters that are applied consistently over time.

The following section describes the valuation methodologies used by Grupo Aval, including an indication of the level in the fair-value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models, as well as any significant assumptions.

1.	Fair value measurement on a recurring and non-recurring basis (ASC 820)

Investment securities

a)	Debt securities:

When available, Grupo Aval uses quoted market prices to determine the fair value and such items are classified in Level 1 of the fair value hierarchy.  For not-traded or over-the–counter securities, Grupo Aval generally determines fair value utilizing industry standard valuation models and standard techniques. These techniques include determination of expected future cash flows which are discounted using curves of the applicable currencies and interest.

Price providers compile prices from various sources and may apply matrix pricing for similar securities when no price is observable. If available, Grupo Aval may also use quoted prices for recent trading activity of assets with similar characteristics to the security.

These securities priced using such methods are generally classified as Level 2. However, when less liquidity exists for a security, a quoted price is stale or prices from independent sources vary, a security is generally classified as Level 3.

b)	Equity securities

When available, Grupo Aval uses quoted market prices to determine the fair value and such items are classified in Level 1 of the fair value hierarchy and in trading category. When prices are not available, a technique of discounted cash flows is used considering internal and external inputs of the companies evaluated.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Derivatives

The fair values of derivative assets and liabilities traded in the over-the-counter market are determined using industry standard valuation models that require the use of multiple market inputs including interest rates, prices and indices to generate continuous yield and volatility factors. The majority of market inputs is actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. Estimation risk is greater for derivative asset and liability positions that are either option-based or have longer maturity dates where observable market inputs are less readily available or are unobservable, in which case, quantitative-based extrapolations of rate, price or index scenarios are used in determining fair values. The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality and other deal specific factors, where appropriate. Derivatives are classified in level 2 and level 3.

Credit Valuation Adjustment

Under Colombian Banking GAAP, the measurement of the fair value of derivatives does not include the credit valuation adjustment “CVA”. Under U.S. GAAP, beginning January 1, 2008 with the adoptions of ASC 820, Grupo Aval is measuring the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the swap and forward derivatives.

Counterparty credit-risk adjustments are applied to derivatives when Grupo Aval’s position is an asset and its credit risk is incorporated when the position is a liability. Grupo Aval attempts to mitigate credit risk with third parties which are international banks by entering into master netting agreements. When assessing the impact of credit exposure, only the net counterparty exposure is considered at risk due to the offsetting of certain same-counterparty positions and the application of cash and other collateral. Grupo Aval generally calculates the asset’s credit risk adjustment for derivatives transacted with international financial institutions by incorporating indicative credit related pricing that is generally observable in the market such as Credit Default Swaps spreads (“CDS”). The credit-risk adjustment for derivatives transacted with non-public counterparties is calculated by incorporating unobservable credit data derived from internal credit qualifications to financial institutions and corporate companies located in Colombia.

A hundred basis points reduction in our own credit spreads when determining the fair value of the liabilities associated with derivative contracts could result in an increase of the associated liability of approximately Ps. 473 in 2009 and Ps. 547 in 2008.

A hundred basis points increase in the counterparty credit spreads when determining the fair value of the assets associated with derivative contracts could result in a reduction of the associated asset of approximately Ps. 383 in 2009 and Ps. 717 in 2008.

Impaired loans measured at fair value

Grupo Aval measured certain impaired loans based on the fair values of the collateral less costs of sale. The fair values of the collateral were determined using internal valuation techniques. Grupo Aval may also use experts to validate the prices obtained using internal valuation techniques.

Asset-backed securities

Grupo Aval invests in asset-backed securities with underlying assets corresponding to mortgages issued by financial institutions. The asset-backed securities are denominated in local market as Titulos Inmobiliarios Participativos (and can be classified either as trading, Available-for-sale, or Held-to-maturity. These asset-backed securities have different vintages and are generally classified as AAA by credit rating agencies. Grupo Aval does not expect significant changes in those ratings. Fair values were estimated using discounted cash flow models having as key economic assumptions estimates of prepayment rates, weighted-average lives of the securitized mortgage portfolio, probability of default and interest rate curves. These items are classified as Level 3.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

2.	Fair value disclosures

ASC 825 requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value. Fair value disclosures are within the scope of ASC 820; therefore, Grupo Aval applies ASC 820 when performing fair value measurements for disclosure purposes the financial instruments below are not recorded at fair value on a recurring and nonrecurring basis:

Short-term financial instruments

Short-term financial instruments are valued at their carrying amounts included in the Consolidated Balance Sheet, which are reasonable estimates of fair value due to the relatively short maturities. This approach was used for cash and cash equivalents, accrued interest receivable, customers’ acceptances, accounts receivable, accounts payable, accrued interest payable, and bank acceptances outstanding.

Deposits

The fair value of time deposits was estimated based on the discounted cash flow values determined using the provision could appropriate discount rate for the corresponding maturity. Fair value of deposits with undefined maturities represents the amount payable on demand as of the Balance Sheet date.

Interbank borrowings and borrowings from banks and others

Short-term interbank borrowings and borrowings from banks and others have been valued at their carrying amounts because of their relatively short-term nature. Long-term and domestic development bank borrowings have also been valued at their carrying amount because they bear interest at variable rates.

Long-term debt

The fair value of long-term debt, which comprises bonds issued by Grupo Aval and its subsidiaries, was estimated substantially based on quoted market prices. Certain bonds which are not publicly traded were determined based on the discounted value of cash flows using the rates currently offered for deposits of similar remaining maturities and its own creditworthiness.

Items Measured at Fair Value on a Recurring Basis

The following table presents, for each of the fair-value hierarchy levels, Grupo Aval’s assets and liabilities measured at fair value on a recurring basis at December 31, 2009 and 2008 based on the Consolidated Balance Sheets under Colombian Banking GAAP.

	Fair value measurements at December 31, 2009						Balance
	Level 1		Level 2		Level 3
Assets
Trading account	Ps.	4,197,666	Ps.	953,176	Ps.	24,569	Ps.	5,175,411
Investment securities
Debt securities		6,133,618		798,152		28,356		6,960,126
Equity securities		749,753		749,381		-		1,499,134
Derivatives		-		205,997		40,540		246,537
Liabilities
Derivatives		-		(210,180)		-		(210,180)
Total	Ps.	11,081,037	Ps.	2,496,526	Ps.	93,465	Ps.	13,671.028
% total		81.05%		18.26%		0.68%		100.00%

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

	Fair value measurements at December 31, 2008						Balance
	Level 1		Level 2		Level 3
Assets
Trading account	Ps.	1,377,762	Ps.	890,946	Ps.	25,127	Ps.	2,293,835
Investment securities
Debt securities		4,448,981		699,995		26,822		5,175,798
Equity securities		73,785		755,415		-		829,200
Derivatives		-		225,839		52,523		278,362
Liabilities
Derivatives		-		(242,378)		(11,302)		(253,680)
Total	Ps.	5,900,528	Ps.	2,329,817	Ps.	93,170	Ps.	8,323,515
% total		70.89%		27.99%		1.12%		100.00%
Grupo Aval’s derivative instruments classified in Level 3 grouped and presented a net amount to Ps. 40,540 in 2009 and Ps. 52,523 in 2008.

The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2009 and 2008.

	Trading account-assets		Available-for-sale		Derivatives

Balance as of January 1, 2009	Ps.	25,127	Ps.	26,822	Ps.	52,523
Total gain or losses (realized / unrealized):
Included in earnings		(558)		4,896		47,622
Included in other comprehensive income		-				-
Purchase, issuance and settlements		-		(3,362)		(59,605)
Balance as of December 31, 2009	Ps.	24,569	Ps.	28,356	Ps.	40,540

	Trading account-assets		Available-for-sale		Derivatives
Balance as of January 1, 2008	Ps.	25,372	Ps.	15,672	Ps. -
Total gain or losses (realized / unrealized):
Included in earnings		(528)		4,255		-
Included in other comprehensive income		-		(13,934)		-
Purchase, issuance and settlements		283		20,830		52,523
Balance as of December 31, 2008	Ps.	25,127	Ps.	26,822	Ps.	52,523

Items Measured at Fair Value on a Nonrecurring Basis

In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (ASC 820, or “FAS 157-2”). FSP FAS 157-2 delayed the effective date of FAS 157 (ASC 820) for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the Consolidated Financial Statements on a recurring basis. The provisions of FSP FAS 157-2 are adopted by Grupo Aval from the fiscal year beginning on January 1, 2009. This guidance established the authoritative definition of fair value by setting out a framework for measuring fair value and expanding the required disclosures about fair value measurement.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

The Company is required, on a nonrecurring basis to adjust carrying value of certain assets and liabilities or provide valuation allowances. These assets or liabilities primarily include impaired collateralized loans, fixed assets and foreclosed assets recorded at fair value less cost to sell. The fair values of these financial assets which are classified as Level 3, are determined using pricing models, discounted cash flow methodologies, a current replacement cost or similar techniques for which the determination of fair value requires significant management judgment or estimation. The following tables present for each of the fair-value hierarchy levels the bank’s assets and liabilities that are measured at fair value on a nonrecurring basis at December, 2009 and 2008:

At December 31, 2009
	Fair value measurements using			Total gain
	Level 1	Level 2	Level 3	(losses)
Collateralized loans	-	-	-	-
Foreclosed assets	-	-	72,096	(2,339)
Fixed assets	-	-	582	(1,404)
Total	-	-	72,678	(3,743)

Year ended December 31, 2008
	Fair value measurements using			Total gain
	Level 1	Level 2	Level 3	(losses)
Collateralized loans	-	-	-	-
Foreclosed assets	-	-	80,669	(1,007)
Fixed assets	-	-	5,430	(334)
Total	-	-	86,099	(1,341)

ASC 825 Disclosures

The table below presents the disclosures required by ASC 825 for all assets and liabilities based on the Supplemental Condensed Consolidated Balance Sheets under Colombian Banking GAAP and comparing amounts presented to fair values calculated for U.S. GAAP purposes under ASC 820:

	December 31, 2009				December 31, 2008
	Book value under Colombian Banking GAAP		Estimated Fair Value		Book Value under Colombian Banking GAAP		Estimated Fair Value
Financial assets
Cash and due from banks	Ps.	5,211,674	Ps.	5,211,674	Ps.	5,224,796	Ps.	5,224,796
Overnight funds		2,159,261		2,159,261		1,396,476		1,396,476
Investment securities, net		16,587,295		16,463,398		11,427,712		10,761,933
Loans, net		40,015,587		41,621,545		38,518,273		41,142,254
Bankers’ acceptances		40,773		40,878		63,754		63,784
Derivatives, net		37,977		36,357		24,033		24,682

Financial liabilities:
Deposits		49,348,490		49,448,439		45,050,810		45,184,905
Interbank borrowings and overnight funds		2,753,654		2,753,654		794,846		794,846
Bankers’ acceptances outstanding		41,632		41,632		64,927		64,927
Borrowings from banks and other		3,854,883		3,859,814		5,048,405		5,074,618
Long-term debt (bonds)		3,422,195		3,545,692		2,320,320		2,460,448

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

w)	Related party transactions

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with related parties. Unless otherwise indicated below, such transactions are conducted on an arm’s length basis in the ordinary course of business, on terms that would apply to transactions with third parties.

Loans or deposits involving related parties

The following chart presents outstanding amounts of related party transactions involving loans or deposits between Grupo Aval and its consolidated subsidiaries, on one hand, and each of the following individuals and entities, on the other hand.

	At December 31, 2009
	Transactions between Grupo Aval and its subsidiaries and
	Grupo Aval’s directors and key management and their affiliates (1)		Close family members of Mr. Sarmiento Angulo and their Affiliates		Mr. Sarmiento Gutiérrez and his affiliates		Mr. Sarmiento Angulo and his affiliates
Outstanding loans (2)	Ps.	6,065	Ps.	19,655	Ps.	90	Ps.	255,000
Deposits (3)	Ps.	8,048	Ps.	6,776	Ps.	670	Ps.	2,280,000

	At December 31, 2008
	Transactions between Grupo Aval and its subsidiaries and
	Grupo Aval’s directors and key management and their affiliates (1)		Close family members of Mr. Sarmiento Angulo and their Affiliates		Mr. Sarmiento Gutiérrez and his affiliates		Mr. Sarmiento Angulo and his affiliates
Outstanding loans (2)	Ps.	4,416	Ps.	6,481	Ps.	301	Ps.	209,000
Deposits (3)	Ps.	7,567	Ps.	5,873	Ps.	748	Ps.	1,567,000

(1)
Excludes Mr. Sarmiento Angulo and Mr. Sarmiento Gutiérrez and their affiliates. Key management includes executive officers of Grupo Aval as well as each of the presidents of its subsidiary banks and Porvenir and Corficolombiana.

(2)
All outstanding loans were made in the ordinary course of business, on market terms and conditions available to other persons and include loan approved but not yet disbursed. See below “—Loan granted to related parties by our banking subsidiaries.”

(3)
All deposits, including time deposits and investment portfolios, of all related parties held with us are made in the ordinary course of business, held at market rates and conditions available to other persons.

Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates

Certain shareholders of Grupo Aval and their affiliates have granted loans to Grupo Aval and its subsidiaries on an arm’s-length basis. All loans are unsecured and have a five-year term, with a two-year grace period, and a floating interest rate of 3% above the DTF reference interest rate. The following are the outstanding loans granted to Grupo Aval by shareholders of Grupo Aval and their respective affiliates:

Loans granted by Adminegocios & Cía. S.C.A., an affiliate of Mr. Sarmiento Angulo, to Grupo Aval as of December 31, 2009 and 2008 amounted to Ps. 122,333 and Ps. 76,803, respectively.

Loans granted by Actinunidos S.A., an affiliate of Mr. Sarmiento Angulo, to Grupo Aval as of December 31, 2009 and 2008 amounted to Ps.0 and Ps. 59,863, respectively.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Loans granted by Rendifin S.A., an affiliate of Mr. Sarmiento Angulo, to Grupo Aval as of December 31, 2009 and 2008 amounted to Ps.0 and Ps. 131,619, respectively.

Loans granted by Bienes y Comercio S.A., an affiliate of Mr. Sarmiento Angulo, to Grupo Aval as of December 31, 2009 and 2008 amounted to Ps.0 and Ps. 238,418, respectively.

In addition, the following loans were granted to Grupo Aval over the past three years by shareholders of Grupo Aval and their respective affiliates. The principal amount and interest have been repaid, and there are no outstanding amounts due pursuant to these loans:

Loans granted by Actiunidos S.A., a company beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval in 2007 and 2009, with a total outstanding amount of interest payments of Ps. 16,951.

Loans granted by Rendifín S.A., a company beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval in 2007 and 2009, with a total outstanding amount of interest payments of Ps. 51,112.

Loans granted by Bienes y Comercio S.A., a company beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval in 2007 and 2009, with a total outstanding amount of interest payments of Ps. 62,158.

Loans granted by Adminegocios & Cía. S.C.A., an affiliate of Mr. Sarmiento Angulo, to Grupo Aval between 2007 and 2009, with a total accrued interest payments of Ps. 15,316.

Services

Seguros de Vida Alfa S.A., or “Vida Alfa”, a life insurance affiliate of Mr. Sarmiento Angulo, provides insurance required by law, as well as annuities, relating to the mandatory pension funds managed by Porvenir. The insurance provider is selected by Porvenir through a competitive bidding process once every four years. Premiums under this insurance policy are deducted by Porvenir from the individual customers’ account and transferred to Vida Alfa on behalf of the individual customer.

The table below presents the insurance premiums paid for the periods indicated.

Period	Amount
For the year ended December 31,
2009	Ps.	228,914
2008		201,824
2007		181,146

Vida Alfa also provides:

•
life insurance, as sole provider and as co-insurer with non-affiliated insurers (pursuant to a competitive bidding process), for individual borrowers of our banking subsidiaries to cover the risk of non-payment upon death. Premiums are paid by the borrowers; and

•	workers compensation for all employees of Grupo Aval and its subsidiaries.

Seguros Alfa S.A., or “Alfa”, a property and casualty insurance affiliate of Mr. Sarmiento Angulo, provides fire and earthquake insurance for mortgage loans granted by certain of our banks. In addition, Alfa provides surety bonds and property insurance for our subsidiaries. These transactions are conducted on an arm’s-length basis in the ordinary course of business. Alfa has in the past, but not currently, provided bankers blanket bond coverage to our subsidiaries, reinsured under prevailing market conditions, and surety bonds for Corficolombiana’s toll-road concessions. The amounts relating to those transactions are immaterial.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Other

The following companies are beneficially owned by Mr. Sarmiento Angulo, and may continue to, provide services to us and our subsidiaries for amounts that are immaterial: Construcciones Planificadas S.A. (office renovations); Vigía Ltda. (security services); and Corporación Publicitaria S.A. (advertising).

x)	Segments Disclosure

Grupo Aval’s businesses are organized into four operating segments: Banco de Bogotá, Banco de Occidente, Banco Popular and Banco Comercial AV Villas, each of which operates several lines of businesses and regularly reports its consolidated results of operations to our president and board of directors.  Each of our four banks is represented on our board of directors by its respective president, and our banks’ presidents are compensated on the basis of the consolidated results of operations of each respective bank under their management.

Grupo Aval’s president allocates resources, sets budgets and targets, and assesses the performance of Grupo Aval’s business on the basis of its four consolidated bank operating segments.  Grupo Aval’s president and board of directors analyze group performance and allocate resources on the basis of the banks’s financial reports and financial statements.

Grupo Aval does not have any individual external customer which represents 10% or more of the enterprise’s revenues. Over 90% of the operations carried out by Grupo Aval are performed inside Colombia.

Following is a brief description of our four operating segments:

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution and the second-largest bank in the country based on net income, with a market share of 15.4% of deposits and 14.2% of loans at December 31, 2009. Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products. Through differentiated service and product offerings, it is one of the leaders in commercial lending with a market share of 19.0% of loans. Banco de Bogotá serves high-income individual customers directly and low- and medium-income individual customers through a dedicated distribution network.  This bank controls (1) AFP Porvenir, the market leader in the pension and severance fund management business in Colombia, with a 26.6% market share of assets under management as of December 31, 2009; and (2) Corficolombiana, a merchant bank that primarily invests in strategic sectors of the Colombian economy, including infrastructure, energy, and finance, and also provides treasury, investment banking, and private banking services.

Banco de Occidente is a full-service bank with a strong presence throughout the southwest region of Colombia. It serves enterprise customers with a focus on large- and medium-sized companies, and consumers with medium- to high-income levels. Banco de Occidente offers a comprehensive services and products portfolio and has the second-largest market share in Colombia in the financial leasing business.

Banco Popular is the pioneer of, and market leader in, payroll loans and a premier provider of financial solutions to government entities throughout Colombia. Banco Popular achieves strong returns on its consumer loan portfolio due to its access to payroll deductions for repayment of loans, which results in consumer loans with a substantially lower-risk profile (consumer past-due loans of 3.0% compared to a banking system average of 6.5%).

Banco Comercial AV Villas focuses on consumer and mortgage businesses, serving its clients through a nationwide service-point network and a sophisticated mobile banking platform. Over the past decade, Banco AV Villas has evolved from being a lender exclusively focused on mortgages to a diversified full-service low- and middle-income consumer bank. Banco AV Villas’ risk management systems provide the bank with real-time and in-depth credit quality analyses that allow the bank to approve consumer loans on an accelerated basis.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

The following presents information on reported operating segments profit or loss, and segment assets:

2009
	Banco de Bogotá		Banco de Occidente		Banco AV Villas		Banco Popular		Other		Eliminations		Grupo Aval

Total interest income	Ps.	3,614,068	Ps.	1,821,694	Ps.	789,089	Ps.	1,453,073	Ps.	7,669	Ps.	(5,583)	Ps.	7,680,010
Total interest expense		(1,297,099)		(731,968)		(217,027)		(514,227)		(99,304)		5,583		(2,854,042)
Net interest income		2,316,969		1,089,726		572,062		938,846		(91,635)		-		4,825,968
Total provisions, net		(347,806)		(257,310)		(188,002)		(94,484)		(1)		-		(887,603)
Total fees and other services Income		1,226,857		275,544		178,921		182,563		-		(2,584)		1,861,301
Fees and other services expenses		(151,215)		(58,970)		(35,598)		(39,330)		(1,245)		8,528		(277,830)
Total other operating income		492,058		281,967		4,263		29,367		455,088		(578,684)		684,059
Total operating expenses		(1,585,307)		(764,743)		(377,765)		(536,514)		(51,491)		23,422		(3,292,398)
Total non-operating income (expense), net		78,044		12,783		12,615		(42,321)		12,221		(5,672)		67,670
Income tax expense		(522,710)		(152,016)		(55,378)		(132,512)		(1,678)		-		(864,294)
Income before non- controlling interest		1,506,890		426,981		111,118		305,615		321,259		(554,990)		2,116,873
Non-controlling interest		(551,083)		(44,880)		(431)		(2,051)		-		(453,051)		(1,051,496)
Net income attributable to Grupo Aval shareholders	Ps.	955,807	Ps.	382,101	Ps.	110,687	Ps.	303,564	Ps.	321,259	Ps.	(1,008,041)	Ps.	1,065,377
Loans and financial leases:
Commercial loans	Ps.	15,378,246	Ps.	6,392,352	Ps.	1,742,890	Ps.	2,674,376	Ps. -		Ps.	(48,579)	Ps.	26,139,285
Consumer loans		3,350,169		2,105,461		1,736,402		4,203,817		-		-		11,395,849
Microcredit loans		212,958		-		32,232		40,844		-		-		286,034
Mortgage loans		52,322		11,888		682,412		118,811		-		-		865,433
Financial leases		682,305		2,336,686		-		191,069		-		-		3,210,060
Allowance for loan and financial lease losses		(765,467)		(560,269)		(216,131)		(339,207)		-		-		(1,881,074)
Total loans and financial leases, net	Ps.	18,910,533	Ps.	10,286,118	Ps.	3,977,805	Ps.	6,889,710	Ps. -		Ps.	(48,579)	Ps.	40,015,587
Total assets	Ps.	36,475,228	Ps.	18,073,802	Ps.	6,050,333	Ps.	11,149,907	Ps.	8,609,186	Ps.	(9,365,342)	Ps.	70,993,114

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

2008
	Banco de Bogotá		Banco de Occidente		Banco AV Villas		Banco Popular		Other		Eliminations		Grupo Aval

Total interest income	Ps.	3,100,937	Ps.	1,864,624	Ps.	685,057	Ps.	1,302,196	Ps.	9,416	Ps.	(6,753)	Ps.	6,955,477
Total interest expense		(1,537,564)		(828,704)		(241,402)		(550,361)		(88,896)		6,753		(3,240,174)
Net interest income		1,563,373		1,035,920		443,655		751,835		(79,480)		-		3,715,303
Total provisions, net		(282,583)		(254,314)		(113,261)		(63,014)		(314)		-		(713,486)
Total fees and other services income		1,044,047		273,977		152,393		176,545		-		(4,934)		1,642,028
Fees and other services expenses		(136,449)		(58,164)		(23,164)		(39,570)		(624)		9,856		(248,115)
Total other operating income		451,435		232,029		3,649		32,852		457,708		(565,186)		612,487
Total operating expenses		(1,470,388)		(714,342)		(322,889)		(498,003)		(28,302)		6,039		(3,027,885)
Total non-operating income (expense), net		109,918		14,030		1,397		(6,956)		14,825		(7,776)		125,438
Income tax expense		(392,535)		(141,952)		(38,865)		(98,772)		(5,212)		-		(677,336)
Income before non-controlling interest		886,818		387,184		102,915		254,917		358,591		(561,991)		1,428,434
Non-controlling interest		(237,684)		(38,639)		(249)		(2,435)		-		(392,326)		(671,333)
Net income attributable to Grupo Aval shareholders	Ps.	649,134	Ps.	348,545	Ps.	102,666	Ps.	252,482	Ps.	358,591	Ps.	(954,317)	Ps.	757,101
Loans and financial leases:
Commercial loans	Ps.	15,389,391	Ps.	6,423,076	Ps.	1,556,253	Ps.	2,164,123	Ps. -		Ps.	(6,702)	Ps.	25,526,141
Consumer loans		3,318,551		2,074,318		1,218,649		3,758,724		-		-		10,370,242
Microcredit loans		192,908		-		50,514		31,198		-		-		274,620
Mortgage loans		48,474		13,434		670,914		136,170		-		-		868,992
Financial leases		722,385		2,190,378		-		191,267		-		-		3,104,030
Allowance for loan and financial lease losses		(662,772)		(536,343)		(151,229)		(275,408)		-		-		(1,625,752)
Total loans and financial leases, net	Ps.	19,008,937	Ps.	10,164,863	Ps.	3,345,101	Ps.	6,006,074	Ps. -		Ps.	(6,702)	Ps.	38,518,273
Total assets	Ps.	31,552,675	Ps.	16,506,667	Ps.	5,177,415	Ps.	10,100,334	Ps.	6,719,696	Ps.	(6,976,917)	Ps.	63,079,870

2007
	Banco de Bogotá		Banco de Occidente		Banco AV Villas		Banco Popular		Other		Eliminations		Grupo Aval

Total interest income	Ps.	2,338,169	Ps.	1,343,812	Ps.	520,989	Ps.	986,981	Ps.	15,356	Ps.	(12,376)	Ps.	5,192,931
Total interest expense		(1,148,335)		(596,102)		(182,855)		(376,515)		(86,909)		13,960		(2,376,756)
Net interest income		1,189,834		747,710		338,134		610,466		(71,553)		1,584		2,816,175
Total provisions, net		(191,202)		(193,949)		(37,656)		(56,623)		(21)		-		(479,451)
Total fees and other services income		928,461		222,490		132,300		164,607		-		(12,129)		1,435,729
Fees and other services expenses		(123,417)		(40,555)		(16,577)		(32,198)		(8,961)		12,129		(209,579)
Total other operating income		376,015		207,860		2,256		26,970		365,572		(472,950)		505,723
Total operating expenses		(1,277,683)		(612,982)		(290,226)		(449,017)		(48,362)		4,072		(2,674,198)
Total non-operating income (expense), net		117,923		24,234		27,485		7,096		11,933		20,637		215,308
Income tax expense		(276,305)		(74,497)		(33,954)		(77,089)		(2,990)		-		(464,835)
Income before non- controlling interest		743,626		280,311		121,762		194,212		245,618		(440,657)		1,144,872
Non-controlling interest		(212,274)		(32,956)		(384)		(2,065)		-		(272,697)		(520,376)
Net income attributable to Grupo Aval shareholders	Ps.	531,352	Ps.	247,355	Ps.	121,378	Ps.	192,147	Ps.	245,618	Ps.	(713,354)	Ps.	624,496
Loans and financial leases:
Commercial loans	Ps.	12,413,982	Ps.	5,373,753	Ps.	1,341,393	Ps.	1,987,930	Ps. -		Ps.	(70)	Ps.	21,116,988
Consumer loans		2,774,878		1,932,850		974,171		3,167,907		-		-		8,849,806
Microcredit loans		126,708		1		12,733		12,924		-		-		152,366
Mortgage loans		44,436		13,056		772,275		144,897		-		-		974,664
Financial leases		740,150		1,881,962		-		185,631		-		-		2,807,743
Allowance for loan and financial lease losses		(540,211)		(387,047)		(113,858)		(237,043)		-		-		(1,278,159)
Total loans and financial leases, net	Ps.	15,559,943	Ps.	8,814,575	Ps.	2,986,714	Ps.	5,262,246	Ps. -		Ps.	(70)	Ps.	32,623,408
Total assets	Ps.	27,944,924	Ps.	14,053,564	Ps.	4,551,777	Ps.	8,506,674	Ps.	8,413,108	Ps.	(8,899,914)	Ps.	54,570,133

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

y)	Recent U.S. GAAP Pronouncements

ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets

In June 2009, the FASB issued ASU 2009-16 (formerly FAS 166) “Transfers and Servicing” (formerly SFAS No. 166, “Accounting for Transfers of Financial Assets”) requires more information about transfers of financial assets and where companies have continuing exposure to the risk related to transferred financial assets.  ASU 2009-16 eliminates the concept of a qualifying special purpose entity, changes the requirements for derecognizing financial assets and requires additional disclosure.  The recognition and measurement provisions shall be applied to transfers that occur on or after the effective date.  On and after the effective date, existing qualifying special-purpose entities shall be evaluated for consolidation by reporting entities in accordance with the applicable consolidation guidance in the codification.  If the evaluation on the effective date results in consolidation, the reporting entity shall apply the guidance in the transition and open effective date section of the applicable subtopic. The disclosure provisions shall be applied to transfers that occurred both before and after the effective date.  An entity is encouraged, but not required, to disclose comparative information for periods earlier than the effective date for disclosures that were not required before the effective date.  Comparative disclosures for those disclosures that were not required before the effective date are required only for periods after the effective date. ASU 2009-16 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, and for both (1) interim periods within that first annual reporting period and (2) interim and annual reporting periods thereafter.  Earlier application is prohibited. Grupo Aval does not expect any significant effect in the U.S. GAAP disclosures and financial information.

ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities
In December 2009, the FASB issued ASU 209-17. The amendments in ASU 209-17 replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of the variable interest entity that most significantly affects the entity’s economic performance and (2) the obligation to absorb losses, or the right to receive benefits from, the entity. The ASU also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. It is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. Early application is not permitted. Grupo Aval does not expect any significant effect in the U.S. GAAP disclosures and financial information.

ASU 2010-02, Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification, effective after December 15, 2009

In January 2010, the FASB issued Update No. 2010-02, “Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification (“2010-02”), an update of ASC 810 “Consolidation.” The objective of ASU 2010-02 is to address implementation issues related to changes in ownership provisions. This ASU clarifies that decreases in ownership provisions within ASC Topic 810-10 clarifies the scope of ASC 810 with respect to decreases in ownership in a subsidiary to those of a subsidiary or group of assets that are a business or nonprofit, a subsidiary that is transferred to an equity method investee or joint venture, and an exchange of a group of assets that constitutes a business or nonprofit activity to a non-controlling interest including an equity method investee or a joint venture.  Management does not expect adoption of this standard to have any material impact on its financial position, results of operations or operating cash flows.

ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements is deferred until fiscal years beginning after December 15, 2010)

ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” issued in January, 2010 to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. The adoption of this standard does not have a material impact on the Company’s consolidated financial statements.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Colombian pesos and U.S. dollars)

Amendments to ASC 715 (formerly FSP FAS 132(R)-1, Employers' Disclosures about Postretirement Benefit Plan Assets)

In December 2008, the FASB issued ASC 715 (formerly FSP FAS 132 ( R )-1) “Employers disclosures about Postretirement Benefit Plan Assets”), which amends SFAS No. 132 (revised 2003), “Employers´ Disclosures about Pension and other Postretirement Benefits,” to provide guidance on an employer´s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP also includes a technical amendment to ASC 715 that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The disclosure about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009.

ASU 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirement (the recognition of subsequent events through issuance date of conduit debt obligors is deferred until interim or annual periods ending after June 15, 2010)

In May 2009, the FASB issued ASC 855, Subsequent Events (formerly SFAS No. 165, Subsequent Events) (“ASC 855”). ASC 855 establishes general accounting standards and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  ASC 855 is effective for fiscal years and interim periods ended after June 15, 2009.  The Company adopted the provisions of the standard, which had no effect on its consolidated financial statements and subsequent events through the date of this filing.

ASU 2010-11, Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives

On March 5, 2010, the FASB issued Accounting Standards Update 2010-11, Scope Exception Related to Embedded Credit Derivatives, to clarify and amend the accounting for credit derivatives embedded in beneficial interests in securitized financial assets.  Currently, certain credit derivative features embedded in beneficial interests in securitized financial assets are not accounted for as derivatives.  The new guidance eliminates the scope exception for embedded credit derivatives (except for those that are created solely by subordination) and provides new guidance on the evaluation to be performed.  Bifurcation and separate recognition may be required for certain beneficial interests that are currently not accounted for at fair value through earnings. The new guidance is effective the first day of the first fiscal quarter beginning after June 15, 2010 (e.g., first day of the third quarter of 2010 for calendar year-end companies), with early adoption permitted.  At adoption, a company may make a one time election to apply the fair value option on an instrument-by-instrument basis for any beneficial interest in securitized financial assets.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Unaudited Consolidated Balance Sheets

June 30, 2010 and December 31, 2009

(In U.S. Dollars)

	June 30, 2010	December 31, 2009
Assets
Cash and cash equivalents	$1,789,833,988	1,657,635,273
Interest-bearing deposits	38,586,381	66,247,692
Trading securities	11,409,905	10,476,261
Securities available for sale	564,666,790	504,371,063
Securities held to maturity	7,458,484	7,907,992
Loans at fair value	38,201,220	40,384,601
Loans	5,031,944,741	5,032,387,128
Less:
Allowance for loan losses	93,523,399	105,169,337
Unearned income and deferred loan fees and costs	31,413,429	28,738,714
Loans, net	4,907,007,913	4,898,479,077

Property and equipment, net	185,042,091	182,651,091
Investments in unconsolidated entities	1,497,851	1,351,767
Customers' liability under acceptances outstanding	3,030,857	3,010,062
Accrued interest receivable	46,377,321	48,645,103
Other accounts receivable	79,596,202	72,294,071
Goodwill	85,726,165	85,252,924
Intangible assets	11,628,618	12,841,841
Other assets	114,235,587	89,373,568
Total assets	$7,884,299,373	7,680,922,386

Liabilities and Equity
Deposits:
Demand non-interest-bearing	$324,281,864	317,579,075
Demand interest-bearing	1,893,198,888	1,865,218,477
Savings	1,050,472,982	963,609,721
Time deposits	2,246,174,304	2,202,264,884
Total deposits	5,514,128,038	5,348,672,157

Securities sold under agreements to repurchase	33,475,525	35,313,786
Borrowings	973,191,596	979,172,002
Other borrowed funds	181,126,018	233,410,074
Acceptances outstanding	3,030,857	3,010,062
Accrued interest payable	25,320,068	27,017,664
Other liabilities	305,549,755	243,729,327
Total liabilities	7,035,821,857	6,870,325,072

Equity:
Controlling stockholders' equity:
Preferred stock, without par value. Authorized 50,000 shares; 37,500 Class A and 12,500 Class B shares; issued and outstanding	85,000,000	85,000,000
Additional paid-in-capital	83,692,713	83,692,713
Retained earnings	767,812,044	740,667,172
Accumulated other comprehensive loss	(88,513,057)	(99,215,217)
Total controlling stockholders' equity	847,991,700	810,144,668
Noncontrolling interest	485,816	452,646
Total equity	848,477,516	810,597,314
Total liabilities and equity	$7,884,299,373	7,680,922,386

See accompanying notes to unaudited consolidated financial statements.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Unaudited Consolidated Statements of Income

For the six-month periods ended June 30, 2010 and 2009

(In U.S. Dollars)

	Six months ended June 30,
	2010	2009
Interest income:
Loans	$350,885,892	363,531,410
Interest-bearing deposits	6,563,413	10,004,693
Trading securities	17,811	138,483
Securities available for sale	10,666,081	8,583,117
Securities held to maturity	160,250	160,752
Total interest income	368,293,447	382,418,455

Interest expense:
Deposits	78,683,941	95,416,463
Securities sold under agreements to repurchase	1,323,128	1,611,610
Borrowings and other borrowed funds	25,338,827	42,219,492
Total interest expense	105,345,896	139,247,565

Net interest income before provision for loan losses	262,947,551	243,170,890
Provision for loan losses	44,311,567	69,845,323
Net interest income after provision for loan losses	218,635,984	173,325,567

Other income (expenses):
Service charges	86,628,197	90,954,098
Commissions and other fees, net	36,474,323	33,934,699
Foreign currency gains, net	6,968,088	30,588,196
Net gain on trading securities	136,141	825,445
Net gain on sale of securities available for sale	7,755,998	1,084,074
Other income	11,642,877	10,152,083
Total other income	149,605,624	167,538,595

Operating expenses:
Salaries and employee benefits	110,624,605	102,024,107
Depreciation and amortization	19,404,209	16,475,652
Administrative expenses	11,381,777	10,303,693
Occupancy and related expenses	19,443,721	16,998,321
Other operating expenses	98,908,809	89,043,738
Total operating expenses	259,763,121	234,845,511

Income before income tax expense	108,478,487	106,018,651

Income tax expense	29,047,037	23,152,301
Net income	79,431,450	82,866,350

Less: net income attributable to noncontrolling interest	46,578	43,627
Net income attributable to controlling stockholder	$79,384,872	82,822,723

See accompanying notes to unaudited consolidated financial statements.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Unaudited Consolidated Statement of Changes of Equity

For the six-month periods ended June 30, 2010

(In U.S. Dollars)

	Controlling Stockholders' Equity of BAC Credomatic GECF, Inc.
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Controlling Stockholders' Equity	Noncontrolling Interest	Total Equity
Balance as of December 31, 2009	85,000,000	83,692,713	740,667,172	(99,215,217)	810,144,668	452,646	810,597,314
Dividends			(52,240,000)		(52,240,000)	0	(52,240,000)
Comprehensive income:
Net income	0	0	79,384,872	0	79,384,872	46,578	79,431,450
Other comprehensive income (loss):
Foreign currency translation	0	0	0	18,436,289	18,436,289	(13,580)	18,422,709
Changes in unrealized gain (loss) on securities available for sale, net of tax	0	0	0	(3,742,400)	(3,742,400)	172	(3,742,228)
Cash flow hedging derivatives	0	0	0	(3,991,729)	(3,991,729)	0	(3,991,729)
Comprehensive income					90,087,032	33,170	90,120,202
Balance as of June 30, 2010	$85,000,000	83,692,713	767,812,044	(88,513,057)	847,991,700	485,816	848,477,516

See accompanying notes to unaudited consolidated financial statements.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Unaudited Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2010

(In U.S. Dollars)

	Six months ended June 30,
	2010	2009
Cash flows from operating activities:
Net income	$79,384,872	82,822,723
Adjustments to reconcile net income to net cash
provided by operating activities:
Provision for loan losses	44,311,567	69,845,323
Net loss on impairment of foreclosed assets	973,362	19,878
Provision (release) for unfunded commitments	30,633	(84,602)
(Release) provision for claims receivable for unreturned securities	(84,464)	0
Depreciation and amortization	19,404,209	16,475,652
Amortization of deferred loan fees and costs	958,579	3,014,510
Loss on derivative financial instruments	2,942,954	0
Net (increase) decrease in trading securities	(802,684)	2,458,026
Net loss on sale of unconsolidated entities	0	172,678
Net gain on sale of securities	(7,892,139)	(1,909,519)
Net loss (gain) on sale of property and equipment	13,028	(2,206)
Deferred income tax expense	(2,470,713)	549,391
Decrease (increase) in accrued interest receivable	5,174,139	(875,346)
Decrease in other accounts receivable	5,393,788	3,234,837
Increase in other assets	(19,877,157)	(5,447,621)
(Decrease) increase in accrued interest payable	(4,395,325)	4,399,044
Increase (decrease) in other liabilities	41,503,829	(1,751,269)
Net cash provided by operating activities	164,568,478	172,921,499

Cash flows from investing activities:
Net decrease (increase) in deposits placed with original maturity over three months	32,803,596	(54,891,759)
Proceeds from sale of securities available for sale	268,905,521	83,487,700
Maturities, prepayment and calls of securities available for sale	436,414,624	1,292,009,368
Purchases of securities available for sale	(745,783,257)	(1,550,985,607)
Maturities, prepayment and calls of securities held to maturity	0	653,256
Purchases of securities held to maturity	0	(392,900)
Proceeds from sale of investments in unconsolidated entities	0	568,963
Net decrease in loans	13,101,482	139,568,324
Purchases of property and equipment	(22,564,224)	(21,393,047)
Proceeds from sale of property and equipment	2,102,530	651,186
Net cash used in investing activities	(15,019,728)	(110,724,516)

Cash flows from financing activities:
Net proceeds from deposits received	23,746,739	600,643,008
Net proceeds from other borrowed funds	2,683,018	10,667,954
Net decrease in securities sold under agreements to repurchase	(12,867,712)	(1,005,176)
Proceeds from borrowings	200,453,168	3,714,108,746
Repayment of borrowings	(201,724,505)	(3,922,262,579)
Dividends	(52,240,000)	(109,672,231)
Net cash (used in) provided by financing activities	(39,949,292)	292,479,722

Effect of exchange rate fluctuations on cash held	22,599,257	(27,663,870)

Net increase in cash and cash equivalents	132,198,715	327,012,835
Cash and cash equivalents at beginning of period	1,657,635,273	1,546,054,808
Cash and cash equivalents at end of period	$1,789,833,988	1,873,067,643
Supplemental Information to the Consolidated Statements of Cash Flows:
Cash paid for interest during the period	$107,043,492	137,244,283
Cash paid for income taxes during the period	$35,784,115	35,314,861

Supplemental schedule of non cash investing and financing activities:
Changes in unrealized gain (loss) on securities available for sale, net of tax	$(3,742,228)	8,437,674
Changes in cash flow hedging derivatives	$(3,991,729)	229,880
Properties acquired in settlement of loans	$11,616,308	2,717,141

See accompanying notes to unaudited consolidated financial statements.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

June 30, 2010 and December 31, 2009

(1)	Organization
BAC Credomatic GECF Inc. was incorporated on June 20, 2005 in the British Virgin Islands as a holding company of BAC International Corporation (BIC). BAC Credomatic GECF, Inc. and its subsidiary will be referred to as the “Company”. Until June 25, 2009, the Company was 50.01% owned by BAC Credomatic Holding Co. Ltd. (BAC-COM, former Ultimate Parent Company) and 49.99% owned by GE Consumer Finance Central Holdings Corp. (GECF, a subsidiary of General Electric Company). On that date, GECF acquired from BAC-COM an additional 25.01% equity participation in BAC Credomatic GECF, Inc. Consequently, the Company currently is 75% owned by GECF.

BAC Credomatic GECF, Inc. provides, through BIC and its wholly owned subsidiary BAC International Bank, Inc. (the “Bank”), a Panamanian banking institution, a wide variety of financial services to individuals and institutions principally in Mexico, Guatemala, Honduras, El Salvador, Nicaragua, Costa Rica and Panama.

These consolidated financial statements are expressed in U.S. dollars.

The consolidated financial statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our consolidated financial position, results of operations and cash flows. Certain information and note disclosures normally included in consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. While management believes that the disclosures presented are adequate to make information not misleading, it is suggested that these financial statements be read in conjunction with the audited financial statements of the Company and notes thereto as of December 31, 2009 and for the year then ended. Results of operations of interim periods are not necessarily indicative of the results that may be expected for the full year.

(2)	Summary of Significant Accounting Policies
The accounting and reporting policies of the Company and its subsidiaries are in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

The following is a description of significant policies and practices:

(a)	Principles of Consolidation and Investments in Unconsolidated Entities
These consolidated financial statements include the accounts of the Company and all majority owned subsidiaries.  In consolidation all significant intercompany accounts and transactions are eliminated. Investments in companies in which the percentage of ownership is at least 20%, but not more than 50%, are accounted for under the equity method and the pro rata share of their income (loss) and other comprehensive income/loss is included in other income and equity, respectively.  Investments in companies with less than 20% ownership are accounted for under the cost method; income is recognized when dividends are received.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

On January 1, 2009, the Company adopted an amendment to Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 810, Consolidation, which requires the Company to make certain changes to the presentation of the financial statements.  This amendment requires the Company to classify noncontrolling interest (previously referred to as minority interest) as part of consolidating net income and to include the accumulated amount of noncontrolling interest as part of equity.

(b)	Use of Estimates
Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with US GAAP.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to change include the allowance for loan losses, the fair values of financial instruments and the status of contingencies.  The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c)	Cash and Cash Equivalents
Cash and cash equivalents include cash, due from banks, certain securities, and term interest-bearing deposits with original maturities of three months or less.

(d)	Securities Purchased and Sold Agreements
Securities purchased under resale agreements and securities sold under repurchase agreements are generally accounted for as collateralized financing transactions and are recorded at the amount at which the securities were acquired or sold plus accrued interest.  It is the Company’s policy to take possession of securities purchased under resale agreements.  The Company monitors the market value of securities purchased and sold and obtains collateral from or returns it to counterparties when appropriate.

(e)	Securities
Securities that are held principally for resale in the near term are classified as trading securities and recorded at fair value with changes in fair value recorded in earnings.  Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost.  All other securities are classified as available for sale and recorded at fair value.  Unrealized holding gains and losses, net of the related tax effect, if any, on available-for-sale securities are reported as a component of accumulated other comprehensive income/loss.

Realized gains and losses from the sale of securities are recorded on a trade-date basis and determined on a specific identification basis.  Realized gains and losses are included in other income as securities gains (losses).

Premiums and discounts are recognized as an adjustment to yield over the contractual term of the security using a method that approximates the interest method. If a prepayment occurs on a security, any related premium or discount is recognized as an adjustment to yield in the period in which the prepayment occurs.  Interest on securities is recognized in interest income on an accrual basis.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

The Company makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis.

Effective April 1, 2009, the FASB amended ASC 320, Investments – Debt and Equity Securities. This amendment modified the existing model for recognition and measurement of impairment for debt securities.  The two principal changes to the impairment model for securities are as follows:

•
Recognition of an other-than-temporary impairment charge for debt securities is required if any of these conditions are met: (1) the Company does not expect to recover the entire amortized cost basis of the security, (2) the Company intends to sell the security or, (3) it is more likely than not that the Company will be required to sell the security before it recovers its amortized cost basis.

•
If the first condition above is met, but the Company does not intend to sell and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the Company would be required to record the difference between the security’s amortized cost basis and its recoverable amount in earnings and the difference between the security’s recoverable amount and fair value in other comprehensive income. If either the second or third criteria are met, then the Company would be required to recognize the entire difference between the security’s amortized cost basis and its fair value in earnings.

During the six month periods ended June 30, 2010 and 2009, the Company has not experienced other than temporary impairments on its securities.

(f)	Loans
Loans are stated at their outstanding unpaid principal balances adjusted for unearned income, when applicable, except for those loans for which fair value option was elected. Interest income on loans is recognized on an accrual basis.  Loan origination fees and direct costs as well as premiums and discounts are amortized as an adjustment to yield over the term of the loan.  Loans include direct financing leases that are recorded at the aggregate of future lease payments receivable plus the estimated residual value of the leased property, if applicable, less unearned income.

A loan is considered to be impaired when based on current information it is probable the Company will not receive all amounts due in accordance with the contractual terms of a loan agreement. The fair value is measured based on either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is also considered impaired if its terms are modified in a troubled debt restructuring. When the ultimate collectability of the principal balance of an impaired loan is in doubt, all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are recorded as recoveries of any amounts previously charged off, and then to interest income to the extent any interest has been forgone.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

Restructured loans are loans for which the original contractual terms have been modified to provide for terms that are less than those the Company would be willing to accept for new loans with comparable risk because of deterioration in the borrower’s financial condition.  Interest on these loans is accrued at the renegotiated rates.

The Company’s policy is to discontinue accrual of interest either when reasonable doubt exists as to the full, timely collection of interest or principal, or when a loan becomes 90 days or more past due as to principal or interest. Credit card receivables that become 90 days past due or assigned to legal status are placed on non accrual status.  The accrued and unpaid interest is reversed against interest income and, thereafter, the loan is accounted for on the cash method until it qualifies for return to accrual.  When borrowers demonstrate over an extended period the ability to repay a loan in accordance with the contractual terms of a loan classified as non accrual, the loan is returned to accrual status.  The Company charges off loans when collectability of principal is not probable.

(g)	Allowance for Loan Losses and Reserve for Unfunded Lending Commitments
The allowance for loan losses and the reserve for unfunded lending commitments represent the amounts, which, in management’s judgment, will be adequate to absorb inherent losses of the existing loan portfolio and unfunded commercial lending commitments, respectively, at the balance sheet date.  The Company has developed policies and procedures for assessing the adequacy of the allowance for loan losses and the reserve for unfunded lending commitments that reflect the assessment of credit risk considering all available information. Where appropriate, this assessment includes monitoring qualitative and quantitative trends including changes in the levels of past due, criticized and nonperforming loans. In developing this assessment, the Company must rely on estimates and exercise judgment in assessing credit risk. Depending on changes in circumstances, future assessments of credit risk may yield materially different results from the estimates, which may require an increase or a decrease in the allowance for loan losses or the reserve for unfunded lending commitments.  Additions to the allowance for loan losses are based on several factors which include, but are not limited to, analytical review of loan loss experience in relation to outstanding loans, a continuing review of problem or non performing loans, overall portfolio quality and adequacy of collateral, results of regulatory examinations, evaluation of independent appraisals, and management’s judgment with respect to the impact of current economic conditions on the existing loan portfolio.

The allowance on certain homogeneous loan portfolios is based on aggregated portfolio segment evaluations generally by product type.  Loss forecast models are utilized for these segments which consider a variety of factors including, but not limited to, historical loss experience, estimated defaults or foreclosures based on portfolio trends, delinquencies, economic conditions and credit scores. The consumer loss forecast models are updated periodically in order to incorporate information reflective of the current economic environment. The remaining commercial portfolios are reviewed on an individual loan basis. Loans subject to individual reviews are analyzed and segregated by risk according to the Company’s internal risk rating scale. These risk classifications, in conjunction with an analysis of current economic conditions, industry performance trends, and any other pertinent information result in the estimation of the allowance for loan losses. The historical loss experience is updated periodically to incorporate the most recent data reflective of the current economic environment.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

In addition to the allowance for loan losses, the Company also estimates probable losses related to unfunded lending commitments, such as letters of credit and financial guarantees, and binding unfunded loan commitments. Unfunded lending commitments are subject to individual reviews and are analyzed and segregated by risk according to the Company’s internal risk rating scale. These risk classifications, in conjunction with an analysis of current economic conditions, performance trends and any other pertinent information, result in the estimation of the reserve for unfunded lending commitments.

The allowance for loan losses relating to the loan portfolio, and the reserve for unfunded lending commitments are reported in the consolidated balance sheets in the allowance for loan losses, and other liabilities, respectively. Provision for loan losses related to the loan portfolio and unfunded lending commitments are reported in the consolidated statements of income in the provision for loan losses and other operating expenses, respectively.

(h)	Foreclosed Assets
Assets acquired through, or in lieu of, loan foreclosures are held for sale and are initially recorded at the lower of its cost or fair value less costs to sell at the date of foreclosure, establishing a new cost basis.  Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell.  Revenue and expenses from operations and changes in the valuation allowance of those assets are included in other operating expenses.

(i)	Transfer of Financial Assets
Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

(j)	Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization.  Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets or based on use, as follows:

Years/Base

Buildings and improvements	20 – 50
Aircraft	Based on hours flown
Equipment and furniture	5 – 10
Computers	3 – 5
Vehicles	5

Leasehold improvements are amortized in three to ten years or the lease term, whichever is lesser.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

Expenditures for major renewals and improvements are capitalized.  Repairs and maintenance expenditures are charged to expense as incurred. The cost and accumulated depreciation and amortization relating to premises and equipment retired or otherwise disposed of are eliminated from the accounts and any resulting gains or losses are credited or charged to income.

(k)	Goodwill and Intangible Assets
Goodwill and identified intangible assets with indefinite useful lives are not amortized but rather tested for impairment annually.  This test involves assigning tangible assets and liabilities, identified intangible assets and goodwill to reporting units and comparing the fair value of each reporting unit to its carrying amount. If the fair value is less than the carrying amount, a further test is required to measure the amount of impairment.

Identified intangible assets that have a definite useful life are amortized over that life in a manner that approximates the estimated decline in the economic value of the identified intangible asset.  Identified intangible assets that have a definite useful life are periodically reviewed to determine whether there have been any events or circumstances to indicate the recorded amount is not recoverable from projected undiscounted net operating cash flows. If the projected undiscounted net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value and, when appropriate, the amortization period is also reduced.

(l)	Revenue Recognition
Revenue is recognized when the earnings process is complete and collectability is assured. Specifically, brokerage commission fees are recognized in income on a trade date basis. Asset management fees, measured by assets at a particular date, are accrued as earned. Advisory fees are recognized when the transaction is complete. Commission expenses are recorded when the related revenue is recognized. Transaction-related expenses are recognized as incurred.

Credit card annual fees, net of direct lending costs, are deferred and amortized on a straight-line basis over a one-year term.  Merchant’s commission income is determined based on the amount and type of purchase by the cardholder and is recognized at the time the charges are billed.

The Company offers rewards programs that allow its cardholders to earn points that can be redeemed for a broad range of rewards including cash, travel and discounted products. The Company establishes a rewards liability based upon the points earned which are expected to be redeemed and the average cost per point redemption. The points to be redeemed are estimated based on past redemption behavior, card product type, account transaction activity and other historical card performance. The liability is reduced as the points are redeemed. The estimated cost of the rewards programs is recorded as contra-revenue against credit card commissions.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

(m)	Fair Value
The Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, in two steps; effective January 1, 2008, the Company adopted it for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis (including those for which the fair value option was elected) and effective January 1, 2009, for all non-financial instruments accounted for at fair value on a non-recurring basis. This guidance establishes a new framework for measuring fair value and expands related disclosures. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value.

The Company applies the following fair value hierarchy:

o	Level 1 – Assets or liabilities for which the identical item is traded on an active exchange, such as publicly-traded instruments or futures contracts.
o
Level 2 – Assets and liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

o
Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed, and consider risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Company looks to market observable data for similar assets and liabilities. Nevertheless, certain assets and liabilities are not actively traded in observable markets and the Company must use alternative valuation techniques to derive a fair value measurement.  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Effective April 1, 2009, the FASB amended ASC 820 in relation to determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly.  Adoption of this amendment had an insignificant effect on the consolidated financial statements.

(n)	Derivative Financial Instruments
The Company makes use of derivative financial instruments, primarily as part of its management of interest rate risks.

Derivative financial instruments such as interest rate swaps and interest rate caps are used to manage interest rate risk through the exchange of interest payments based on a predetermined notional principal amount.  The underlying principal balances are not affected. Net settlement amounts are reported in other income.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

The Company carries all derivatives in the consolidated balance sheets at fair value.  The accounting for changes in fair value (i.e. gains or losses) of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the type of hedge.  That is, the derivative is designated by the Company as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge); or (2) a hedge of the variability of cash flows of a forecasted transaction to be received or paid related to a recognized asset or liability (cash flow hedge); or (3) as a freestanding.

Changes in the fair value of a derivative that has been designated and qualifies as a fair value hedge, along with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, are included in other income (expense) and recorded as derivative and hedging activities.  Changes in the fair value of a derivative that has been designated and qualifies as a cash flow hedge are recorded in other comprehensive income/loss to the extent of its effectiveness, until earnings are impacted by the variability of cash flows from the hedged item.  Changes in the fair value of derivatives held for trading purposes or those that do not qualify as hedges (freestanding) are included in other income (expense) and recorded as derivative and hedging activities.

At the inception of each hedge, when applicable, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions.  This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the consolidated balance sheets, or to specific firm commitments or forecasted transactions.

(o)	Employee Benefits
The Company is subject to the labor law of each country in which it operates. The Company provides for employee benefits when such benefit relates to services already rendered by the employee, the employee is currently entitled to receive the benefit, the payment of the benefit is probable and the amount of the benefit can be estimated.

(p)	Income Tax
The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the enactment date period.

As of January 1, 2009, the Company adopted the provisions of Interpretation 48, included in ASC 740, Income Taxes, which prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Company has taken in its income tax returns.  The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The adoption of these provisions resulted in no charges to 2009 opening retained earnings.  Prior to the adoption of Interpretation 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

(q)	Foreign Currency
Assets, liabilities and operations of foreign subsidiaries are recorded based on the functional currency of each entity. For foreign operations, the functional currency is the local currency, in which case the assets and liabilities are translated, for consolidation purposes, at period-end rates from the local currency to the reporting currency, the U.S. dollar. For income and expenses, the Company uses the yearly average exchange rate for translation from local currency to the reporting currency.  Resulting unrealized gains or losses are reported as a component of accumulated other comprehensive income/loss.

When the foreign entity’s functional currency is determined to be the U.S. dollar, foreign currency transactions are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities denominated in foreign currency are re-measured into the functional currency at the exchange rate prevailing at balance sheet date.  Resulting gains and losses on foreign currency transactions are included within other income in the consolidated statements of income.

(r)	Commitments and contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(s)	Reclassifications
Certain amounts in the 2009 consolidated financial statements have been reclassified to conform to the 2010 consolidated financial statement presentation.

(3)	Cash and Due from Banks, and Pledged Interest-Bearing Deposits
At June 30, 2010 and December 31, 2009, cash and due from banks aggregating $1,388,579,114 and $1,014,433,134, respectively, are pledged to cover legal liquidity reserve requirements.

At June 30, 2010 and December 31, 2009, interest-bearing deposits including some classified as cash equivalents, amounting to $39,226,263 and $8,768,811, respectively, are pledged as legal liquidity or to guarantee borrowings and other credit facilities.

(4)	Trading Securities
At June 30, 2010 and December 31, 2009, trading securities consist of government bonds amounting to $11,409,905 and $10,476,261, respectively.

Net gains on security trading activities included in earnings for the six-month periods ended June 30, 2010 and 2009 amount to $136,141 and $825,445, respectively, including unrealized gains (losses) on trading securities for $71,168 and $(50,599), respectively.

At June 30, 2010 and December 31, 2009, securities with a fair value of $6,566,158 and $224,000, respectively, were pledged to secure repurchase agreements.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

(5)	Securities Available for Sale
The amortized cost, gross unrealized gains, gross unrealized losses and fair value of securities available for sale as of June 30, 2010 and December 31, 2009 are as follows:

	June 30, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government bonds and agency securities	$321,808,381	4,444,278	(1,382,868)	324,869,791
Corporate debentures	241,883,382	18,168	(2,122,337)	239,779,213
Other securities	18,878	0	(1,092)	17,786
	$563,710,641	4,462,446	(3,506,297)	564,666,790

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government bonds and agency securities	$306,110,266	6,145,884	(1,395,864)	310,860,286
Corporate debentures	193,522,653	1,020,422	(1,050,078)	193,492,997
Other securities	17,906	0	(126)	17,780
	$499,650,825	7,166,306	(2,446,068)	504,371,063

A summary of securities available for sale as of June 30, 2010 by contractual maturity is presented below.  Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2010
	Amortized Cost	Fair Value
Government bonds and agency securities:
Due within one year	$134,903,230	134,976,608
Due after one year but within five years	75,716,370	77,257,548
Due after five years but within ten years	92,569,042	94,063,490
Due after ten years	18,619,739	18,572,145
	321,808,381	324,869,791
Corporate debentures:
Due within a year	38,909,332	38,927,500
Due after one year but within five years	69,487,532	68,971,678
Due after five years but within ten years	133,486,518	131,880,035
	241,883,382	239,779,213
Other securities:
Without maturity	18,878	17,786
	$563,710,641	564,666,790

At June 30, 2010 and December 31, 2009, securities with a carrying value of $31,021,315 and $32,831,919, respectively, were pledged to secure borrowings and repurchase agreements.

For the six-month periods ended June 30, 2010 and 2009, proceeds from sale of securities available for sale amounted to $268,905,521 and $83,487,700, respectively.  Gross realized

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

gains amounted to $7,755,998 and $1,089,181 for the six-month periods ended June 30, 2010 and 2009, respectively.  Gross realized losses amounted to $0 and $5,107 for the six-month periods ended June 30, 2010 and 2009, respectively.

Gross unrealized losses on securities available for sale and the fair value of the related securities, aggregated by category and length of time the individual security has been in a continuous unrealized loss position at June 30, 2010 and December 31, 2009, were as follows:

	June 30, 2010
	12 Months or less		More than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Government bonds and agency securities	$57,604,701	(22,578)	57,417,081	(1,360,290)	115,021,782	(1,382,868)
Corporate debentures	200,851,714	(2,122,337)	0	0	200,851,714	(2,122,337)
Mutual funds	17,786	(1,092)	0	0	17,786	(1,092)
Total	$258,474,201	(2,146,007)	57,417,081	(1,360,290)	315,891,282	(3,506,297)

	December 31, 2009
	12 Months or less		More than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Government bonds and agency securities	$80,716,723	(42,695)	58,286,702	(1,353,169)	139,003,425	(1,395,864)
Corporate debentures	131,291,479	(1,050,078)	0	0	131,291,479	(1,050,078)
Mutual funds	17,780	(126)	0	0	17,780	(126)
Total	$212,025,982	(1,092,899)	58,286,702	(1,353,169)	270,312,684	(2,446,068)

The Company primarily invests in local government debt securities and corporate debentures.  The majority of corporate debentures are rated investment grade by the major rating agencies. The Company evaluates corporate debt securities based on a variety of factors such as the financial health of the issuer, including whether the issuer is in compliance with the terms and covenants of the security.  Most of these investments are primarily liquid securities that have a large and efficient secondary market.

At June 30, 2010, management does not have the intent to sell any of the securities classified as available for sale in the table above, and believes that it is more likely than not that it will not have to sell any securities before a recovery of cost.  The unrealized losses are largely due to changes in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the securities approach their maturity date. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of June 30, 2010, management believes the impairments detailed in the table above are temporary and no impairment loss has been realized in the Company’s consolidated statements of income.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

(6)	Securities Held to Maturity
The amortized cost and fair value of securities held to maturity as of June 30, 2010 and December 31, 2009 are as follows:

	June 30, 2010		December 31, 2009
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Government bonds	$7,458,484	7,432,888	7,907,992	7,592,157

As of June 30, 2010 and December 31, 2009 the gross unrealized losses amount to $25,596 and $315,835, respectively; most of the securities have been on a continuous unrealized loss position for more than 12 months

Management has the ability and intends to hold the securities classified as held to maturity in the table above until their mature, at which time the Company will receive full value for the securities.

The held to maturity securities are primarily local government debt.  Unrealized losses on these securities were caused by interest rates changes over the yields available at the time the underlying securities were purchased.  Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of June 30, 2010, management believes the impairments described above are temporary and no impairment loss has been realized in the Company’s consolidated statements of income.

A summary of securities held to maturity as of June 30, 2010, by contractual maturity, is presented below.  Expected maturities would differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2010
	Amortized Cost	Fair Value
Government bonds:
Due after one year but within five years	$5,162,946	5,104,054
Due after five years but within ten years	2,295,538	2,328,834
	$7,458,484	7,432,888

(7)	Loans
The composition of loans as June 30, 2010 and December 31, 2009 is as follows:

	June 30,	December 31,
	2010	2009

Commercial, financial and industrial	$1,353,215,730	1,396,591,363
Mortgage and real estate	1,524,449,003	1,463,180,846
Credit card	1,244,125,558	1,244,478,320
Vehicles	380,001,417	380,290,567
Other personal	299,551,917	310,616,084
Secured by cash	91,234,425	93,481,030
Lease financing	112,371,515	114,941,527
Overdrafts	26,995,176	28,807,391
	$5,031,944,741	5,032,387,128

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

At June 30, 2010 and December 31, 2009, the Company had loans for $363,786,076 and $285,705,883, respectively, pledged to secure borrowings and other credit facilities.

At June 30, 2010 and December 31, 2009, the Company’s non-accrual and restructured loans, amounted to $220,065,571 and $205,014,867, respectively.  The gross interest income that would have been recognized in the six-month period ended June 30, 2010 and 2009 if non-accrual loans would have performed under their original terms amounted to $12,554,312 and $12,937,172, respectively.

Other real estate owned assets included in other assets amounted to $26,103,985 and $24,298,722 at June 30, 2010 and December 31, 2009, respectively.

At June 30, 2010 and December 31, 2009, the following is a summary of information pertaining to impaired loans:

	June 30,	December 31,
	2010	2009
Impaired loans, without a valuation allowance	$412,363	439,543
Impaired loans, with a valuation allowance	$36,074,872	33,672,123
Valuation allowance	$13,852,708	14,990,837
Average recorded investment	$37,062,724	41,459,597

For the six-month periods ended June 30, 2010 and 2009, interest income recognized on a cash basis was of $1,453,766 and $1,548,043, respectively.

The Company has no commitments to lend additional funds to borrowers whose loans are impaired.

(8)	Allowance for Loan Losses
The changes in the allowance for loan losses during the six-month periods ended June 30, 2010 and 2009 are presented below:

	Six months ended June 30,
	2010	2009

Balance, beginning of period	$105,169,337	123,535,949
Provision for loan losses	44,311,567	69,845,323
Charge-offs	(73,384,732)	(76,654,618)
Recoveries	16,407,849	12,282,336
Foreign currency translation	1,019,378	(2,366,504)
Balance, end of period	$93,523,399	126,642,486

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

(9)	Goodwill and Intangible Assets
The changes in the carrying amount of goodwill for the six-month periods ended June 30, 2010 and 2009 are as follows:

	Six months ended June 30,
	2010	2009
Goodwill:
Balance, beginning of period	$85,252,924	85,389,088
Foreign currency translation	473,241	(318,621)
Balance, end of period	$85,726,165	85,070,467

The gross carrying amount and accumulated amortization for each of the Company's identified intangible assets subject to amortization at June 30, 2010 and December 31, 2009 are presented below:

	June 30, 2010		December 31, 2009
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Core deposit intangible	$12,034,978	4,302,582	12,034,978	3,704,076
Purchased credit card relationships	7,992,127	4,365,659	7,992,127	3,793,461
Merchant relationships	739,999	474,402	739,999	436,040
Trade name	41,570	37,413	41,570	33,256
	$20,808,674	9,180,056	20,808,674	7,966,833

The aggregate amortization expense related to intangible assets for the six-month periods ended June 30, 2010 and 2009, amounted to $1,213,223 and $1,603,473, respectively.  Amortization expense related to identified intangible assets in each of the five years subsequent, is as follows: 2010 (six months left): $1,213,223, 2011:  $1,870,800, 2012: $1,497,749, 2013: $1,235,245, 2014: $1,055,569, 2015 and thereafter: $4,756,032.

(10)	Deposits
As of June 30, 2010 and December 31, 2009, the Company held $1,821,602,157 and $1,798,684,015, respectively, of time deposits with principal balances of $100,000 and over.

Scheduled maturities of time deposits at June 30, 2010 are as follows:

Year ending December 31,
2010 (six months left)	$1,460,880,787
2011	691,360,976
2012	76,318,445
2013	9,538,249
2014	3,747,999
Thereafter	4,327,848
$2,246,174,304

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

(11)	Borrowings
At June 30, 2010 and December 31, 2009, borrowings consist of the following:

	June 30, 2010
	Interest Rates	Maturity Various Through	Carrying Amount

Payable in U. S. dollars:
Fixed rate	0.51 % to 10.75%	2025	$50,252,156
Floating rate	0.54 % to 10.00%	2024	699,119,395

Payable in Mexican Pesos (Mexico):
Floating rate	6.54%	2010	53,331,437

Payable in Quetzals (Guatemala):
Floating rate	7.00% to 9.47%	2021	32,387,398

Payable in Lempiras (Honduras):
Floating rate	0.01% to 15.00%	2038	113,757,033

Payable in Cordobas (Nicaragua):
Fixed rate	5.00% to 7.90%	2014	417,166

Payable in Colones (Costa Rica):
Floating rate	8.50% to 18.75%	2021	23,927,011
			$973,191,596

	December 31, 2009
	Interest Rates	Maturity Various Through	Carrying Amount
Payable in U. S. dollars:
Fixed rate	0.61% to 18.00%	2025	$86,964,306
Floating rate	0.68% to 18.00%	2024	653,366,663

Payable in Mexican Pesos (Mexico):
Floating rate	6.50%	2010	58,964,522

Payable in Quetzals (Guatemala):
Floating rate	8.12% to 9.21%	2010	47,909,767

Payable in Lempiras (Honduras):
Floating rate	0.01% to 15.00%	2038	103,735,731

Payable in Cordobas (Nicaragua):
Fixed rate	5.00% to 7.90%	2014	1,047,297

Payable in Colones (Costa Rica):
Floating rate	5.00% to 18.75%	2010	27,183,716
			$979,172,002

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

As of June 30, 2010 and December 31, 2009, the amount outstanding under the CIC Receivables Master Trust, a consolidated special purpose vehicle, aggregated $315,000,000 and $300,000,000, respectively.  The certificates issued under such vehicle are secured by future cash flows from merchant vouchers originating in Guatemala, Honduras, El Salvador, Nicaragua and Costa Rica, and by a financial guarantee insurance policy provided by Ambac Assurance Corp.  The merchant vouchers are those to be generated by holders of credit cards issued by third-party international financial institutions, under Visa and MasterCard Credit Card Programs which are processed by the Company. The certificates pay interest quarterly each January, April, July and October at a rate of three-month U. S. dollar LIBOR plus a margin (1.69% and 1.69%, including surety premiums, at June 30, 2010 and December 31, 2009, respectively).  Principal amortization amounts will be paid to certificate holders beginning in April 2010. The certificates had an original duration of 4.68 years.  At June 30, 2010, the certificates currently have a weighted - average duration of 3.7422 years.

At June 30, 2010 and December 31, 2009, secured borrowings amounted to $633,646,800 and $644,419,159, respectively.

At June 30, 2010, the Company had approximately $527,509,036 available in unused lines of credit that expire through 2017.

Scheduled maturities of borrowings at June 30, 2010, are as follows:

Year ending December 31,

2010 (six months left)	$224,061,029
2011	203,804,989
2012	97,398,612
2013	89,831,116
2014	76,147,519
Thereafter	281,948,331
$973,191,596

(12)	Other Borrowed Funds
Carrying amount of other borrowed funds at June 30, 2010 and 2009 consist of debt instruments registered at and negotiable through the corresponding local stock exchanges in Guatemala, El Salvador and Costa Rica, at fixed and variable interest rates, and are detailed as follows:

	Interest Rates
	June 30,	December 31,	June 30,	December 31,
Payable in:	2010	2009	2010	2009

U.S. dollars	3.74% to 5.84%	4.40% to 6.55%	$101,858,030	101,637,288
Quetzals	6.25% to 9.75%	8.31%	66,037,045	61,101,720
Colones	-	7.50% to 10.50%	0	57,440,123
Lempiras	13.50%	13.50%	13,230,943	13,230,943
			$181,126,018	233,410,074

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

Scheduled maturities of other borrowed funds at June 30, 2010 are as follows:

Year ending December 31,
2010 (six months left)	$64,252,068
2011	43,643,007
2012	33,230,943
2013	25,000,000
2014	15,000,000
$181,126,018

At June 30, 2010 and December 31, 2009, the Company had loans receivable for $117,931,966 and $117,817,882, respectively, pledged to secure these other borrowed funds.

(13)	Income Tax
The Company maintained an effective tax rate lower than the maximum marginal statutory rate of 30% for the six-month periods ended June 30, 2010 and 2009, mainly due to exempt income and non deductible expenses on both periods. The Company classifies unrecognized tax benefits in income taxes payable. These gross unrecognized tax benefits would affect the effective tax rate if realized. The balance of unrecognized tax benefits at June 30, 2010 and December 31, 2009 was $5,393,114 and $3,727,952, respectively.

The tax periods from 2005 to 2009 remain subject to examination by the Department of Treasury. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within the provision for taxes on the consolidated statements of income. The Company had accrued $556,295 at June 30, 2010 (December 31, 2009: $297,785) for the payment of interest and penalties relating to unrecognized tax benefits.

(14)	Off-Balance Sheet Financial Instruments
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include, principally, commitments to extend credit, financial guarantees and letters of credit, the balances of which are not reflected in the accompanying consolidated balance sheets.

Letters of credit are conditional commitments issued by the Company to guarantee performance of a customer to a third party.  Those letters of credit are primarily used to support trade transactions and borrowing arrangements.  Generally, all letters of credit issued have expiration dates within one year.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  The commitments may expire without being drawn upon.  Therefore, the total commitment amounts do not necessarily represent future cash requirements.  The amount of collateral obtained, if it is deemed necessary by the Company, is based on management’s credit evaluation of the customer.  At June 30, 2010 and December 31, 2009, the Company had not entered into non-cancelable commitments to extend credit.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

As of June 30, 2010 the Company had outstanding revolving lines of credit available to its credit card customers in each of the various countries of operation that ranged from approximately $147 million and $1,367 million ($117 million and $1,374 million at December 31, 2009). The unused portion of the total amount available in each country, aggregated approximately from $104 million and $1,009 million ($86 million and $1,022 million at December 31, 2009). While these amounts represented the available lines of credit to customers per country, the Company has not experienced, and does not anticipate, that all of its customers will exercise their entire available lines at any given point in time.  The Company generally has the right to increase, reduce, cancel, alter or amend the terms of these available lines of credit at any time.

Financial guarantees are used in various transactions to enhance the credit standing of the Company’s customers.  They represent irrevocable assurances that the Company will make payment in the event that the customer fails to fulfill its obligations to third parties.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.  At June 30, 2010 and December 31, 2009 outstanding letters of credit and financial guarantees are as follows:

	June 30,	December 31,
	2010	2009

Stand - by letters of credit	$26,449,299	33,783,155
Commercial letters of credit	52,773,820	37,298,535
Financial guarantees	181,808,667	200,293,947
	$261,031,786	271,375,637

The nature, terms and maximum potential amount of future payments the Company could be required to make under the standby letters of credit and guarantees as of June 30, 2010 and 2009, are detailed as follows:

	June 30,	December 31,
	2010	2009

Up to 1 year	$168,937,844	201,176,890
Over 1 year	39,320,122	32,900,213
	$208,257,966	234,077,103

Generally, the Company has resources to recover from clients the amounts paid under these guarantees; additionally, the Company can hold cash or other collateral to cover for these guarantees.  The assets held as collateral, that the Company can obtain and liquidate to recover totally or partially the amounts paid under guarantees as of June 30, 2010 and December 31, 2009, amounted to $29,678,949 and $37,197,414, respectively.

The fair value of the letters of credit and guarantees as of June 30, 2010 and December 31, 2009 are of $1,909,509 and $1,916,506, respectively.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

(15)	Derivative Financial Instruments
In the normal course of business, the Company uses interest rate derivatives primarily for economic hedging purposes in its balance sheet management activities.  The fair value of derivative positions outstanding is included in accrued interest receivable and other assets and accrued interest payable and other liabilities in the accompanying consolidated balance sheets and the net change in each of these financial statement line items in the accompanying consolidated statements of income.

The Company utilizes interest rate swaps, caps and floors to mitigate exposure to interest rate. The Company’s objectives for utilizing these derivative instruments are described below:

In February 2009, the Company entered into an interest rate swap contract on a variable-rate borrowing with a total notional amount of $130,000,000. The interest rate swap contract was designated as hedging instrument in a cash flow hedge with the objective of protecting the overall cash flows from the Company’s quarterly interest payments on a $130,000,000 variable-rate borrowing outstanding throughout the period beginning in June 2007 and ending in March 2017 from the risk of variability of those cash flows.  Under the swap, the Company pays a fixed interest rate of 2.87% and receives a variable interest rate equal to 3-month LIBOR with 28 installments, starting on June 30, 2010.

The Company has entered into certain interest rate swap, cap and floor contracts that have not been designated as hedging instruments, but economic hedges on fixed-rate residential loans from customers.  The transactions allow the Company to effectively convert a fixed rate loan to a variable rate and manage its consolidated balance sheets.

The notional amounts and estimated fair values of interest rate derivative contracts outstanding at June 30, 2010 and December 31, 2009 are presented in the following table. The fair values of interest rate derivative contracts are estimated utilizing internal valuation models with observable market data inputs.

	June 30, 2010			December 31, 2009
		Fair Value			Fair Value
	Notional Amount	Other Assets	Other Liability	Notional Amount	Other Assets	Other Liability
Freestanding:
Interest rate swaps	$80,000,000	0	2,744,509	80,000,000	198,446	0
Interest rate caps	3,000,000	1,921	0	3,375,000	14,324	0
	83,000,000	1,921	2,744,509	83,375,000	212,770	0

Cash flow hedges:
Interest rate swaps	130,000,000	0	4,538,987	130,000,000	0	547,258
	$213,000,000	1,921	7,283,496	213,375,000	212,770	547,258

For cash flow hedges, the effective portion of the gain or loss due to changes in the fair value of the derivative hedging instrument is included in other comprehensive income/loss, while the ineffective portion (indicated by the excess of the cumulative change in the fair value of the derivative over that which is necessary to offset the cumulative change in expected future cash flows on the hedge transaction) is included in other income. For non-hedging derivative instruments, gains and losses due to changes in fair value are included in other income (expense).

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

No ineffectiveness related to interest rate derivatives designated as cash flows hedges was recognized in the consolidated statements of income during the reported periods. The accumulated net loss related to effective cash flow hedges included in accumulated other comprehensive income totaled $4.53 million at June 30, 2010. The Company does not expect any net after-tax loss related to effective cash flow hedges. This amount represents management’s best estimate given current expectations about market interest rates. Because actual market interest rates may differ from management’s expectations, there can be no assurance as to the ultimate amount that will be reclassified into earnings during 2010.

Unrealized gains (losses) from non-hedging derivatives reported in other income amounted to $(2,942,954) and $1,662,909 for the six-month periods ended June 30, 2010 and 2009, respectively.

Derivative contracts involve the risk of dealing with institutional derivative counterparties and their ability to meet contractual terms. Institutional counterparties must have an investment grade credit rating and be approved by the Company’s Asset/Liability Committee. The Company’s credit exposure on interest rate swaps is limited to the net favorable value and interest payments of all swaps by each counterparty. There are no credit-risk-related contingent features associated with any of the Company’s derivative contracts.

The Company did not pledge or receive collateral related to derivative contracts at June 30, 2010.

(16)	Concentration of Credit Risk
Concentrations of credit risk arise when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Company’s total credit exposure.  Through the operation of subsidiary companies in Central American countries, however, the Company has widened its lending activities, diversifying into other consumer and commercial products.  The loan book is well diversified by economic sector and by individual exposures. By country, the largest loan exposures are held in Costa Rica, Honduras and El Salvador.

(17)	Disclosures about Fair Value of Financial Instruments
The Company established a process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally-developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, debt prices, foreign exchange rates and credit curves. In addition to market information, models also incorporate transaction details, such as maturity. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

Financial Instruments Measured at Fair Value
Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Securities
Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government and agency bonds, and exchange-traded equities. If quoted market prices are not available for the specific security, then fair values are estimated by using quoted prices of securities with similar characteristics or discounted cash flows (Level 2).  In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. For instance, in the valuation of certain debt obligations the determination of fair value may require benchmarking to similar instruments or analyzing default and recovery rates.

Loans
Where pricing information is not available for the specific loan, the valuation is generally based upon using discounted cash flow models with market-based credit spreads of comparable debt instruments.  In addition, general market conditions, including prevailing market spreads for credit and liquidity risk, assumptions about prepayment speeds, default rates and loss severity rates are also considered in the valuation process.

Effective January 1, 2008, the Company adopted  the fair value option under FASB ASC 820, whereby the Company elected  to report $28,642,874 mortgage loans at fair value (Level 3) in order to have them on the same accounting basis (measured at fair value through earnings) as the derivatives economically hedging these loans.  The impact of adopting the fair value option increased retained earnings by $1,592,195, net of tax.  The fair value of the mortgage loans upon adoption was $30,235,069 and their carrying value was $28,642,874.

Interest income on these loans is recorded in interest on loans in the consolidated statements of income. At June 30, 2010 and December 31, 2009, none of these loans were 90 days or more past due and still accruing interest.  For the six-month periods ended June 30, 2010 and 2009, the Company recognized $1,480,412 and $1,668,431, respectively, related to interest income on such loans.  Net gains (losses) resulting from changes in fair value on these loans of $1,228,481 and $(1,447,605) were recorded in other income during the six-month periods ended June 30, 2010 and 2009, respectively. These gains and losses were primarily attributable to changes in interest rates. These changes in fair value were predominately offset by hedging activities.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

Derivatives

The majority of derivatives entered into by the Company are executed over the counter and so are valued using internal valuation techniques as no quoted market prices exist for such instruments. The valuation technique and inputs depend on the type of derivative and the nature of the underlying.  The key inputs to the models depend upon the type of derivative and the nature of the underlying instrument and include period to maturity and market-based parameters such as interest rate yield curves, the spot price of the underlying, volatility, the credit quality of the counterparty and correlation. Further, many of the models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets, as is the case for “plain vanilla” interest rate swaps. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Assets and liabilities measured at fair value on a recurring basis, including financial instruments for which the Company has elected the fair value option, are summarized below:

At June 30, 2010	Level 1	Level 2	Level 3	Net Balance
Assets
Trading securities	$11,147,512	262,393	0	11,409,905
Securities available for sale	448,784,832	106,423,494	9,458,464	564,666,790
Loans	0	0	38,201,220	38,201,220
Total assets	$459,932,344	106,685,887	47,659,684	614,277,915
Liabilities
Derivatives	$0	7,283,496	0	7,283,496
Total liabilities	$0	7,283,496	0	7,283,496

At December 31, 2009	Level 1	Level 2	Level 3	Net Balance
Assets
Trading securities	$10,303,444	172,817	0	10,476,261
Securities available for sale	407,326,671	87,649,737	9,394,655	504,371,063
Loans	0	0	40,384,601	40,384,601
Derivatives	0	212,770	0	212,770
Total assets	$417,630,115	88,035,324	49,779,256	555,444,695
Liabilities
Derivatives	$0	547,258	0	547,258
Total liabilities	$0	547,258	0	547,258

The table below includes a roll forward of the balance sheet amounts for the six-month periods ended June 30, 2010 and year ended December 31, 2009 (including the changes in fair value), for financial instruments classified by the Company within Level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within Level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

Six months ended June 30, 2010	Fair value as of January 1, 2010	Total realized gains and (losses) included in earnings	Transfers in and/or out of Level 3	Origination and settlements, net	Fair value as of June 30, 2010	Unrealized gains (losses) as of June 30, 2010

Assets
Securities
available for sale	$9,394,655	0	0	0	9,458,464	63,810
Loans	40,384,602	1,228,481	0	(3,411,864)	38,201,220	2,671,804
Total	$49,779,257	1,228,481	0	(3,411,864)	47,659,684	2,735,614

Six months ended June 30, 2009	Fair value as of January 1, 2009	Total realized gains and (losses) included in earnings	Transfers in and/or out of Level 3	Origination and settlements, net	Fair value as of June 30, 2009	Unrealized gains (losses) as of June 30, 2009

Assets
Loans	$43,020,107	(1,447,605)	0	409,810	41,982,312	1,281,890

Non-Recurring Fair Value Measurement

The Company has non-financial assets measured at fair value. Certain non-financial assets are not measured at fair value on a recurring basis but are subject to fair value adjustments only in certain circumstances.  These assets include assets held for sale (upon initial recognition or subsequent impairment), certain loans that are written down to the fair value of the underlying collateral when deemed impaired, and intangible assets and other non-financial long-lived assets when determined to be impaired.

Non-recurring fair value amounts (as measured at the time of the adjustment) for assets still held at June 30, 2010 and December 31, 2009 totaled $16,338,871 which correspond to certain impaired loans identified as Level 3.

Fair Value of Financial Instruments
The fair values of such instruments have been derived, in part, by management’s assumptions, the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimated fair values. Accordingly, the net realizable values could be materially different from the estimates presented below. In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of the fair value of the Company. The provisions of FASB ASC 825 do not require the disclosure of the fair value of lease financing arrangements and nonfinancial instruments.

The following disclosures represent financial instruments in which the ending balance at June 30, 2010 and December 31, 2009 is not carried at fair value in its entirety on the Company’s consolidated balance sheets.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

The following is a description of the methods and assumptions used to estimate fair value of the most significant financial instruments held by the Company:

(a)
Financial Instruments with Carrying Value Approximating Fair Value: Including cash and cash equivalents, interest bearing deposits, customers’ liability under acceptances outstanding and acceptances outstanding, are valued at their carrying amounts reported in the consolidated balance sheets, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

(b)
Securities held to maturity: Are predominately valued at quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of similar instruments. In instances when significant valuation assumptions are not readily observable in the market, instruments are valued based on the best available data in order to approximate fair value. This data may be internally-developed and considers risk premiums that a market participant would require.

(c)
Loans:  The majority of the Company’s loans are not carried at fair value on a recurring basis nor are they actively traded.  Fair values were estimated for certain groups of similar loans based upon type of loan and maturity. The fair value of these loans was determined by discounting estimated cash flows using interest rates approximating the market participants’ current origination rates for similar loans and adjusted to reflect the inherent credit risk; this fair value does not represent a current indicator of an exit price.  Fair values for consumer installment loans (including automobile and consumer real estate loans), for which market rates for comparable loans are readily available, are based upon discounted cash flows adjusted for prepayments. The discount rate used for consumer installment loans are based on the current market rates adjusted for credit, and other risks that are applicable to a particular asset class.  Fair value for credit card receivables is based upon discounted expected cash flows. The discount rates used for credit card receivables incorporate only the effects of interest rate changes, because the expected cash flows already reflect an adjustment for credit risk.  For loans with doubt as to collectability, expected cash flows are discounted using an appropriate rate considering the time of collection and the premium for the uncertainty of the flows. The value of collateral is also considered.  Loan prepayments are used to adjust future cash flows based on historical patterns. The assumptions used are expected to approximate those that market participants would use in valuing loans.

(d)
Deposit liabilities: With no defined maturity such as demand deposits, NOW/money market accounts, and savings accounts have a fair value equivalent to the amount payable on demand at the reporting date, i.e., their carrying amounts.  Fair values for time deposits are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities. The assumptions used in the discounted cash flow analysis are expected to approximate those that market participants would use in valuing such deposits.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

(e)
Securities sold under agreements to repurchase:  No quoted prices exist for such instruments and so fair value is determined using a discounted cash-flow technique. Cash flows are estimated based on the terms of the contract, taking into account any embedded derivative or other features. Expected cash flows are discounted using market rates appropriate to the maturity of the instrument as well as the nature and amount of collateral taken or received.

(f)	Borrowings: The fair value is estimated based on current market interest rates for debt with similar maturities and is adjusted for the Company’s credit quality and collateral.

(g)
Other borrowed funds: The fair value is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt with similar terms, adjusted for credit quality.

(h)
Off balance sheet financial instruments: The fair value of “standby” letters of credit and written financial guarantees were estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and current creditworthiness of the counterparties.  Refer to note 14 for fair value information.

Information about the fair value of on-balance sheet financial instruments at June 30, 2010 and December 31, 2009 is presented below:

	June 30, 2010		December 31, 2009
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial Assets
Cash and cash equivalents	$1,789,833,988	1,789,833,988	1,657,635,273	1,657,635,273
Interest-bearing deposits	38,586,381	38,586,381	66,247,692	66,247,692
Securities held to maturity	7,458,484	7,432,888	7,907,992	7,592,157
Loans, excluding financial leases	4,806,460,807	4,812,073,655	4,795,993,471	4,791,973,101
Customers' liability under acceptances outstanding	3,030,857	3,030,857	3,010,062	3,010,062
Financial Liabilities
Deposits	$5,514,128,038	5,535,884,952	5,348,672,157	5,353,238,979
Securities sold under agreements to repurchase	33,475,525	33,475,525	35,313,786	35,313,786
Borrowings	973,191,596	969,618,198	979,172,002	974,986,597
Other borrowed funds	181,126,018	182,894,569	233,410,074	234,577,346
Acceptances outstanding	3,030,857	3,030,857	3,010,062	3,010,062

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

(18)	Related Party Transactions

The Company in the normal course of business enters into transactions with related parties, including principal officers and directors. The following table sets forth balances and transactions with related parties as of June 30, 2010 and December 31, 2009:

	June 30,	December 31,
	2010	2009
Assets:
Due from banks	$11,396,990	15,206,490
Interest-bearing deposits	12,335,000	1,565,000
Securities available for sale	0	0
Loans receivable	107,722,308	77,940,777
Accrued interest and other receivables	5,203,722	806,321
	$136,658,020	95,518,588
Liabilities:
Demand deposits	$73,978,949	72,466,281
Time deposits	171,136,528	145,942,818
Borrowings	53,331,437	68,101,811
Accrued interest and other liabilities	3,310,048	1,981,178
	$301,756,962	288,492,088

Interest and other operating income	$3,547,587	6,547,168
Interest and other operating expenses	$5,863,075	11,247,661

(19)	Litigation

To the best knowledge of Company’s management, there is currently no litigation or assessment that may result in a material adverse effect on its business, its consolidated financial position or consolidated results of operations.

(20)	Regulatory Matters

Banking operations of the Company are subject to various regulatory requirements administered by governmental agencies in the countries they operate or are licensed. Failure to meet these regulatory requirements can initiate certain mandatory, and possibly additional discretionary, actions by the regulators that, if undertaken, could have a material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets and certain off balance-sheet items as calculated under regulatory accounting practices.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

(21)	Subsequent Events

On July 15, 2010, Grupo Aval Acciones y Valores S.A. entered into an agreement with GECF and General Electric Capital Corporation to acquire 100% of the shares of the Company, subject to regulatory approvals.

The following are the general conditions of the contract:

The Company was valued at $ 1,900,000, subject to adjustments based upon the closing date, as well as the dividends paid by the Company to GECF until the closing date.

As GECF is the owner of 75% of the Company, GECF has agreed, as a condition to closing to acquire the remaining 25% immediately prior to closing so as to sell 100% to Grupo Aval.

The agreement was signed by Grupo Aval, but Grupo Aval maintained the right to designate a subsidiary to carry out the closing of the transaction.

It is expected that the closing conditions, including regulatory approvals, will be obtained prior to or not later than the end of the first quarter of 2011. However, no assurances can be given that the regulatory approvals will be obtained or that the Company acquisition will be consummated.

KPMG	Teléfono: (507) 208-0700
Apartado Postal 816-1089	Fax: (507) 263-9852
Panamá 5, República de Panamá	Internet: www.kpmg.com

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholder
BAC Credomatic GECF Inc.

We have audited the accompanying consolidated balance sheet of BAC Credomatic GECF Inc. and Subsidiary (the “Company”) as of December 31, 2009 and the related consolidated statements of income, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BAC Credomatic GECF Inc. and Subsidiary as of December 31, 2009, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG

February 19, 2010
Panama, Republic of Panama

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Consolidated Balance Sheet

December 31, 2009

(In U.S. Dollars)

Assets
Cash and cash equivalents	$1,657,635,273
Interest-bearing deposits	66,247,692
Trading securities	10,476,261
Securities available for sale	504,371,063
Securities held to maturity	7,907,992
Loans at fair value	40,384,601
Loans	5,032,387,128
Less:
Allowance for loan losses	105,169,337
Unearned income and deferred loan fees and costs	28,738,714
Loans, net	4,898,479,077

Property and equipment, net	182,651,091
Investments in unconsolidated entities	1,351,767
Customers’ liability under acceptances outstanding	3,010,062
Accrued interest receivable	48,645,103
Other accounts receivable	72,294,071
Goodwill	85,252,924
Intangible assets	12,841,841
Other assets	89,373,568
Total assets	$7,680,922,386

Liabilities and Equity
Deposits:
Demand non-interest-bearing	$317,579,075
Demand interest-bearing	1,865,218,477
Savings	963,609,721
Time deposits	2,202,264,884
Total deposits	5,348,672,157

Securities sold under agreements to repurchase	35,313,786
Borrowings	979,172,002
Other borrowed funds	233,410,074
Acceptances outstanding	3,010,062
Accrued interest payable	27,017,664
Other liabilities	243,729,327
Total liabilities	6,870,325,072

Equity:
Controlling stockholders’ equity:
Preferred stock, without par value. Authorized 50,000 shares; 37,500 Class A and 12,500 Class B shares; issued and outstanding	85,000,000
Additional paid-in capital	83,692,713
Retained earnings	740,667,172
Accumulated other comprehensive loss	(99,215,217)
Total controlling stockholders’ equity	810,144,668
Noncontrolling interest	452,646
Total equity	810,597,314
Total liabilities and equity	$7,680,922,386

See accompanying notes to consolidated financial statements.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Consolidated Statement of Income

For the year ended December 31, 2009

(In U.S. Dollars)

Interest income:
Loans	$717,304,900
Interest-bearing deposits	14,825,626
Trading securities	220,766
Securities available for sale	19,966,539
Securities held to maturity	313,277
Total interest income	752,631,108

Interest expense:
Deposits	184,301,236
Securities sold under agreements to repurchase	3,472,998
Borrowings and other borrowed funds	73,017,196
Total interest expense	260,791,430

Net interest income before provision for loan losses	491,839,678
Provision for loan losses	125,076,426
Net interest income after provision for loan losses	366,763,252

Other income (expenses):
Service charges	181,676,673
Commissions and other fees, net	70,435,333
Foreign currency gains, net	48,904,680
Net gain (loss) on trading securities	1,159,163
Net gain on sale of securities available for sale	9,143,904
Other income	25,463,356
Total other income	336,783,109

Operating expenses:
Salaries and employee benefits	209,687,848
Depreciation and amortization	34,846,178
Administrative expenses	23,127,445
Occupancy and related expenses	36,592,939
Other operating expenses	189,727,536
Total operating expenses	493,981,946

Income before income tax expense	209,564,415

Income tax expense	60,222,391
Net income	149,342,024

Less: net income attributable to noncontrolling interest	93,834
Net income attributable to controlling stockholders	$149,248,190

See accompanying notes to consolidated financial statements.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Consolidated Statement of Changes in Equity

For the year ended December 31, 2009

(In U.S. Dollars)

	Controlling Stockholders’ Equity
	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Controlling Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance as of December 31, 2008	$85,000,000	83,692,713	701,047,208	(93,577,394)	776,162,527	418,092	776,580,619
Dividends	0	0	(109,628,226)	0	(109,628,226)	(44,005)	(109,672,231)
Comprehensive income:
Net income	0	0	149,248,190	0	149,248,190	93,834	149,342,024
Other comprehensive income (loss):
Foreign currency translation	0	0	0	(16,081,101)	(16,081,101)	(14,969)	(16,096,070)
Changes in unrealized gain (loss) on securities available for sale, net of tax	0	0	0	10,990,536	10,990,536	(306)	10,990,230
Cash flow hedging derivatives	0	0	0	(547,258)	(547,258)	0	(547,258)
Comprehensive income					143,610,367	78,559	143,688,926
Balance as of December 31, 2009	$85,000,000	83,692,713	740,667,172	(99,215,217)	810,144,668	452,646	810,597,314

See accompanying notes to consolidated financial statements.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows

For the year ended December 31, 2009

(In U.S. Dollars)

Cash flows from operating activities:
Net income	$149,342,024
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	125,076,426
Net loss on impairment of foreclosed assets	695,937
Release of provision for unfunded commitments	(484,930)
Release of provision for claims receivable for unreturned securities	(264,179)
Depreciation and amortization	34,846,178
Amortization of deferred loan fees and costs	(107,314)
Gain on derivative financial instruments	(814,519)
Net decrease in trading securities	6,906,944
Net loss on sale of unconsolidated entities	172,678
Net gain on sale of securities	(10,303,067)
Net loss on sale of property and equipment	41,020
Deferred income tax expense	12,385,733
Increase in accrued interest receivable	(2,171,066)
Increase in other accounts receivable	(4,622,637)
Increase in other assets	(12,154,047)
Decrease in accrued interest payable	(1,307,234)
Decrease in other liabilities	(27,841,994)
Net cash provided by operating activities	269,395,953

Cash flows from investing activities:
Net increase in deposits placed with original maturity over three months	(25,209,915)
Proceeds from sale of securities available for sale	638,593,206
Maturities, prepayment and calls of securities available for sale	2,049,716,098
Purchases of securities available for sale	(2,765,033,699)
Maturities, prepayment and calls of securities held to maturity	1,012,643
Purchases of securities held to maturity	(296,797)
Proceeds from sale of investments in unconsolidated entities	568,963
Net increase in loans	(6,710,275)
Purchases of property and equipment	(43,168,021)
Proceeds from sale of property and equipment	2,738,151
Net cash used in investing activities	(147,789,646)

Cash flows from financing activities:
Net proceeds from deposits received	600,380,421
Net proceeds from other borrowed funds	14,590,954
Net increase in securities sold under agreements to repurchase	5,193,481
Proceeds from borrowings	5,120,040,680
Repayment of borrowings	(5,611,016,133)
Dividends paid	(109,672,231)
Net cash provided by financing activities	19,517,172

Effect of exchange rate fluctuations on cash held	(29,543,014)

Net increase in cash and cash equivalents	111,580,465
Cash and cash equivalents at beginning of year	1,546,054,808
Cash and cash equivalents at end of year	$1,657,635,273

See accompanying notes to consolidated financial statements.

BACK CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

December 31, 2009

(1)	Organization

BAC Credomatic GECF Inc. was incorporated on June 20, 2005 in the British Virgin Islands as a holding company of BAC International Corporation (BIC). BAC Credomatic GECF, Inc. and its subsidiary will be referred to as the “Company”. Until June 25, 2009, the Company was 50.01% owned by BAC Credomatic Holding Co. Ltd. (BAC-COM, former Ultimate Parent Company) and 49.99% owned by GE Consumer Finance Central Holdings Corp. (GECF, a subsidiary of General Electric Company). On that date, GECF acquired from BAC-COM an additional 25.01% equity participation in BAC Credomatic GECF, Inc. Consequently, the Company currently is 75% owned by GECF.

BAC Credomatic GECF, Inc. provides, through BIC and its wholly owned subsidiary BAC International Bank, Inc. (the “Bank”), a Panamanian banking institution, a wide variety of financial services to individuals and institutions principally in Mexico, Guatemala, Honduras, EI Salvador, Nicaragua, Costa Rica and Panama.

These consolidated financial statements are expressed in U.S. dollars.

(2)	Summary of Significant Accounting Policies

The accounting and reporting policies of the Company and its subsidiaries are in accordance with U.S. generally accepted accounting principles (US GAAP). The Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Codification (ASC) effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC is an aggregation of previously issued authoritative US GAAP in one comprehensive set of guidance organized by subject area. In accordance with the ASC, references to previously issued accounting standards have been replaced by ASC references. Subsequent revisions to US GAAP will be incorporated into the ASC through Accounting Standards Updates (ASU).

The following is a description of significant policies and practices:

(a)	Principles of Consolidation and Investments in Unconsolidated Entities

These consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. In consolidation all significant intercompany accounts and transactions are eliminated. Investments in companies in which the percentage of ownership is at least 20%, but not more than 50%, are accounted for under the equity method and the pro rata share of their income (loss) and other comprehensive income is included in other income and equity, respectively. Investments in companies with less than 20% ownership are accounted for under the cost method; income is recognized when dividends are received.

On January 1, 2009, the Company adopted an amendment to FASB ASC 810, Consolidation, which requires the Company to make certain changes to the presentation of the financial statements. This amendment requires the Company to classify noncontrolling interest (previously referred to as minority interest) as part of consolidating net income and to include the accumulated amount of noncontrolling interest as part of equity.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

(b)	Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with US GAAP. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change include the allowance for loan losses, the fair values of financial instruments and the status of contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c)	Cash and Cash Equivalents

Cash and cash equivalents include cash, due from banks, certain securities, and term interest-bearing deposits with original maturities of three months or less.

(d)	Securities Purchased and Sold Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are generally accounted for as collateralized financing transactions and are recorded at the amount at which the securities were acquired or sold plus accrued interest. It is the Company’s policy to take possession of securities purchased under resale agreements. The Company monitors the market value of securities purchased and sold and obtains collateral from or returns it to counterparties when appropriate.

(e)	Securities

Securities that are held principally for resale in the near term are classified as trading securities and recorded at fair value with changes in fair value recorded in earnings. Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. All other securities are classified as available for sale and recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, if any, on available-for-sale securities are reported as a component of accumulated other comprehensive income/loss.

Realized gains and losses from the sale of securities are recorded on a trade-date basis and determined on a specific identification basis. Realized gains and losses are included in other income as securities gains (losses).

Premiums and discounts are recognized as an adjustment to yield over the contractual term of the security using a method that approximates the interest method. If a prepayment occurs on a security, any related premium or discount is recognized as an adjustment to yield in the period in which the prepayment occurs. Interest on securities is recognized in interest income on an accrual basis.

The Company makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

Effective April 1, 2009, the FASB amended ASC 320, Investments – Debt and Equity Securities. This amendment modified the existing model for recognition and measurement of impairment for debt securities. The two principal changes to the impairment model for securities are as follows:

•
Recognition of an other-than-temporary impairment charge for debt securities is required if any of these conditions are met: (1) the Company does not expect to recover the entire amortized cost basis of the security, (2) the Company intends to sell the security, or (3) it is more likely than not that the Company will be required to sell the security before it recovers its amortized cost basis.

•
If the first condition above is met, but the Company does not intend to sell and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the Company would be required to record the difference between the security’s amortized cost basis and its recoverable amount in earnings and the difference between the security’s recoverable amount and fair value in other comprehensive income. If either the second or third criteria are met, then the Company would be required to recognize the entire difference between the security’s amortized cost basis and its fair value in earnings.

The adoption of these pronouncements did not have a significant impact in the Company’s consolidated statement of income for the year ended December 31, 2009.

(f)	Loans

Loans are stated at their outstanding unpaid principal balances adjusted for unearned income, when applicable, except for those loans for which fair value option was elected. Interest income on loans is recognized on an accrual basis. Loan origination fees and direct costs as well as premiums and discounts are amortized as an adjustment to yield over the term of the loan. Loans include direct financing leases that are recorded at the aggregate of future lease payments receivable plus the estimated residual value of the leased property, if applicable, less unearned income.

A loan is considered to be impaired when based on current information it is probable the Company will not receive all amounts due in accordance with the contractual terms of a loan agreement. The fair value is measured based on either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is also considered impaired if its terms are modified in a troubled debt restructuring. When the ultimate collectability of the principal balance of an impaired loan is in doubt, all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are recorded as recoveries of any amounts previously charged off, and then to interest income to the extent any interest has been forgone.

Restructured loans are loans for which the original contractual terms have been modified to provide for terms that are less than those the Company would be willing to accept for new loans with comparable risk because of deterioration in the borrower’s financial condition. Interest on these loans is accrued at the renegotiated rates.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

The Company’s policy is to discontinue accrual of interest either when reasonable doubt exists as to the full, timely collection of interest or principal, or when a loan becomes 90 days or more past due as to principal or interest. Credit card receivables that become 90 days past due or assigned to legal status are placed on non accrual status. The accrued and unpaid interest is reversed against interest income and, thereafter, the loan is accounted for on the cash method until it qualifies for return to accrual. When borrowers demonstrate over an extended period the ability to repay a loan in accordance with the contractual terms of a loan classified as non accrual, the loan is returned to accrual status. The Company charges off loans when collectability of principal is not probable.

(g)	Allowance for Loan Losses and Reserve for Unfunded Lending Commitments

The allowance for loan losses and the reserve for unfunded lending commitments represent the amounts, which, in management’s judgment, will be adequate to absorb inherent losses of the existing loan portfolio and unfunded commercial lending commitments, respectively, at the balance sheet date. The Company has developed policies and procedures for assessing the adequacy of the allowance for loan losses and the reserve for unfunded lending commitments that reflect the assessment of credit risk considering all available information. Where appropriate, this assessment includes monitoring qualitative and quantitative trends including changes in the levels of past due, criticized and nonperforming loans. In developing this assessment, the Company must rely on estimates and exercise judgment in assessing credit risk. Depending on changes in circumstances, future assessments of credit risk may yield materially different results from the estimates, which may require an increase or a decrease in the allowance for loan losses or the reserve for unfunded lending commitments. Additions to the allowance for loan losses are based on several factors which include, but are not limited to, analytical review of loan loss experience in relation to outstanding loans, a continuing review of problem or non performing loans, overall portfolio quality and adequacy of collateral, results of regulatory examinations, evaluation of independent appraisals, and management’s judgment with respect to the impact of current economic conditions on the existing loan portfolio.

The allowance on certain homogeneous loan portfolios is based on aggregated portfolio segment evaluations generally by product type. Loss forecast models are utilized for these segments which consider a variety of factors including, but not limited to, historical loss experience, estimated defaults or foreclosures based on portfolio trends, delinquencies, economic conditions and credit scores. The consumer loss forecast models are updated periodically in order to incorporate information reflective of the current economic environment. The remaining commercial portfolios are reviewed on an individual loan basis. Loans subject to individual reviews are analyzed and segregated by risk according to the Company’s internal risk rating scale. These risk classifications, in conjunction with an analysis of current economic conditions, industry performance trends, and any other pertinent information result in the estimation of the allowance for loan losses. The historical loss experience is updated periodically to incorporate the most recent data reflective of the current economic environment.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

In addition to the allowance for loan losses, the Company also estimates probable losses related to unfunded lending commitments, such as letters of credit and financial guarantees, and binding unfunded loan commitments. Unfunded lending commitments are subject to individual reviews and are analyzed and segregated by risk according to the Company’s internal risk rating scale. These risk classifications, in conjunction with an analysis of current economic conditions, performance trends and any other pertinent information, result in the estimation of the reserve for unfunded lending commitments.

The allowance for loan losses relating to the loan portfolio, and the reserve for unfunded lending commitments are reported in the consolidated balance sheets in the allowance for loan losses, and other liabilities, respectively. Provision for loan losses related to the loan portfolio and unfunded lending commitments are reported in the consolidated statements of income in the provision for loan losses and other operating expenses, respectively.

(h)	Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosures are held for sale and are initially recorded at the lower of its cost or fair value less costs to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance of those assets are included in other operating expenses.

(i)	Transfer of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

(j)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets or based on use, as follows:

Years/Base

Buildings and improvements	20-50
Aircraft	Based on hours flown
Equipment and furniture	5 -10
Computers	3-5
Vehicles	5

Leasehold improvements are amortized in three to ten years or the lease term, whichever is lesser.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

Expenditures for major renewals and improvements are capitalized. Repairs and maintenance expenditures are charged to expense as incurred. The cost and accumulated depreciation and amortization relating to premises and equipment retired or otherwise disposed of are eliminated from the accounts and any resulting gains or losses are credited or charged to income.

(k)	Goodwill and Intangible Assets

Goodwill and identified intangible assets with indefinite useful lives are not amortized but rather tested for impairment annually. This test involves assigning tangible assets and liabilities, identified intangible assets and goodwill to reporting units and comparing the fair value of each reporting unit to its carrying amount. If the fair value is less than the carrying amount, a further test is required to measure the amount of impairment.

Identified intangible assets that have a definite useful life are amortized over that life in a manner that approximates the estimated decline in the economic value of the identified intangible asset. Identified intangible assets that have a definite useful life are periodically reviewed to determine whether there have been any events or circumstances to indicate the recorded amount is not recoverable from projected undiscounted net operating cash flows. If the projected undiscounted net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced.

(l)	Revenue Recognition

Revenue is recognized when the earnings process is complete and collectability is assured. Specifically, brokerage commission fees are recognized in income on a trade date basis. Asset management fees, measured by assets at a particular date, are accrued as earned. Advisory fees are recognized when the transaction is complete. Commission expenses are recorded when the related revenue is recognized. Transaction-related expenses are recognized as incurred.

Credit card annual fees, net of direct lending costs, are deferred and amortized on a straight-line basis over a one-year term. Merchant’s commission income is determined based on the amount and type of purchase by the cardholder and is recognized at the time the charges are billed.

The Company offers rewards programs that allow its cardholders to earn points that can be redeemed for a broad range of rewards including cash, travel and discounted products. The Company establishes a rewards liability based upon the points earned which are expected to be redeemed and the average cost per point redemption. The points to be redeemed are estimated based on past redemption behavior, card product type, account transaction activity and other historical card performance. The liability is reduced as the points are redeemed. The estimated cost of the rewards programs is recorded as contra-revenue against credit card commissions.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

(m)	Fair Value

The Company adopted FASS ASC 820, Fair Value Measurements and Disclosures, in two steps; effective January 1, 2008, the Company adopted it for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis (including those for which the fair value option was elected) and effective January 1, 2009, for all non-financial instruments accounted for at fair value on a non-recurring basis. This guidance establishes a new framework for measuring fair value and expands related disclosures. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value.

The Company applies the following fair value hierarchy:

•	Level 1 – Assets or liabilities for which the identical item is traded on an active exchange, such as publicly-traded instruments or futures contracts.
•
Level 2 – Assets and liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed, and consider risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Company looks to market observable data for similar assets and liabilities. Nevertheless, certain assets and liabilities are not actively traded in observable markets and the Company must use alternative valuation techniques to derive a fair value measurement. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Effective April 1, 2009, the FASS amended ASC 820 in relation to determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. Adoption of this amendment had an insignificant effect on the consolidated financial statements.

(n)	Derivative Financial Instruments

The Company makes use of derivative financial instruments, primarily as part of its management of interest rate risks.

Derivative financial instruments such as interest rate swaps and interest rate caps are used to manage interest rate risk through the exchange of interest payments based on a predetermined notional principal amount. The underlying principal balances are not affected. Net settlement amounts are reported in other income.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

The Company carries all derivatives in the consolidated balance sheets at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the type of hedge. That is, the derivative is designated by the Company as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge); or (2) a hedge of the variability of cash flows of a forecasted transaction to be received or paid related to a recognized asset or liability (cash flow hedge); or (3) as a freestanding.

Changes in the fair value of a derivative that has been designated and qualifies as a fair value hedge, along with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, are included in other income (expense) and recorded as derivative and hedging activities. Changes in the fair value of a derivative that has been designated and qualifies as a cash flow hedge are recorded in other comprehensive loss to the extent of its effectiveness, until earnings are impacted by the variability of cash flows from the hedged item. Changes in the fair value of derivatives held for trading purposes or those that do not qualify as hedges (freestanding) are included in other income (expense) and recorded as derivative and hedging activities.

At the inception of each hedge, when applicable, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the consolidated balance sheets, or to specific firm commitments or forecasted transactions.

(o)	Employee Benefits

The Company is subject to the labor law of each country in which it operates. The Company provides for employee benefits when such benefit relates to services already rendered by the employee, the employee is currently entitled to receive the benefit, the payment of the benefit is probable and the amount of the benefit can be estimated.

(p)	Income Tax

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the enactment date period.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

As of January 1, 2009, the Company adopted the provisions of Interpretation 48, included in ASC 740, Income Taxes, which prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Company has taken in its income tax returns. The Company may recognize the tax benefit from uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The adoption of these provisions resulted in no charges to 2009 opening retained earnings. Prior to the adoption of Interpretation 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

(q)	Foreign Currency

Assets, liabilities and operations of foreign subsidiaries are recorded based on the functional currency of each entity. For foreign operations, the functional currency is the local currency, in which case the assets and liabilities are translated, for consolidation purposes, at period-end rates from the local currency to the reporting currency, the U.S. dollar. For income and expenses, the Company uses the yearly average exchange rate for translation from local currency to the reporting currency. Resulting unrealized gains or losses are reported as a component of accumulated other comprehensive income (loss).

When the foreign entity’s functional currency is determined to be the U.S. dollar, foreign currency transactions are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities denominated in foreign currency are re-measured into the functional currency at the exchange rate prevailing at balance sheet date. Resulting gains and losses on foreign currency transactions are included within other income in the consolidated statements of income.

(r)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(3)	Cash and Due from Banks, and Pledged Interest-Bearing Deposits

At December 31, 2009, cash and due from banks aggregating $1,014,433,134 are pledged to cover legal liquidity reserve requirements.

At December 31, 2009, interest-bearing deposits amounting to $8,768,811 are pledged as legal liquidity or to guarantee borrowings and other credit facilities.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

(4)	Supplemental Information to the Consolidated Statement of Cash Flows

Certain supplemental information related to cash flows statement is shown below.

Cash paid for interest during the year	US$	262,344,207
Cash paid for income taxes during the year	US$	49,592,936

Additional information on non cash investing and financing activities is as follows:

Changes in unrealized gain (loss) on securities available for sale, net of tax	US$	10,990,230
Change in cash flow hedging derivatives	US$	(547,258)
Properties acquired in settlement of loans	US$	13,514,139

(5)	Trading Securities

At December 31, 2009, trading securities consist of government bonds amounting to $10,476,261.

Net gains on security trading activities included in earnings for the year ended December 31, 2009 amount to $1,159,163, including unrealized net gains on trading securities for $208,894.

At December 31, 2009, securities with a fair value of $224,000, were pledged to secure repurchase agreements.

(6)	Securities Available for Sale

The amortized cost, gross unrealized gains, gross unrealized losses and fair value of securities available for sale as of December 31, 2009 are as follows:

		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government bonds and agency securities	US$	306,110,266	6,145,884	(1,395,864)	310,860,286
Corporate debentures		193,522,653	1,020,422	(1,050,078)	193,492,997
Other securities		17,906	0	(126)	17,780
	US$	499,650,825	7,166,306	(2,446,068)	504,371,063

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

A summary of securities available for sale as of December 31, 2009 by contractual maturity is presented below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Amortized Cost	Fair Value
Government bonds and agency securities:
Due within one year	US$	131,608,301	131,980,567
Due after one year but within five years		142,900,334	145,607,020
Due after five years but within ten years		20,392,095	21,488,786
Due after ten years		11,209,536	11,783,913
		306,110,266	310,860,286
Corporate debentures:
Due within a year		7,857,600	7,890,616
Due after one year but within five years		179,341,730	179,385,421
Due after five years but within ten years		6,323,323	6,216,960
		193,522,653	193,492,997
Other:
Without maturity		17,906	17,780
	US$	499,650,825	504,371,063

At December 31, 2009, securities with a carrying value of $32,831,919, were pledged to secure borrowings and repurchase agreements.

For the year ended December 31, 2009, proceeds from sale of securities available for sale amounted to $638,593,206. Gross realized gains amounted to $9,843,014 for 2009. Gross realized losses amounted to $699,110 for 2009.

Gross unrealized losses on securities available for sale and the fair value of the related securities, aggregated by category and length of time the individual security has been in a continuous unrealized loss position at December 31, 2009, were as follows:

		12 Months or less		More than 12 Months		Total
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government bonds and agency securities	US$	80,716,723	(42,695)	58,286,702	(1,353,169)	139,003,425	(1,395,864)
Corporate debentures		131,291,479	(1,050,078)	0	0	131,291,479	(1,050,078)
Mutual funds		17,780	(126)	0	0	17,780	(126)
Total	US$	212,025,982	(1,092,899)	58,286,702	(1,353,169)	270,312,684	(2,446,068)

The Company primarily invests in local government debt securities and corporate debentures. The majority of corporate debentures are rated investment grade by the major rating agencies. The Company evaluates corporate debt securities based on a variety of factors such as the financial health of the issuer, including whether the issuer is in compliance with the terms and covenants of the security. Most of these investments are primarily liquid securities that have a large and efficient secondary market.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

At December 31, 2009, management does not have the intent to sell any of the securities classified as available for sale in the table above, and believes that it is more likely than not that it will not have to sell any securities before a recovery of cost. The unrealized losses are largely due to changes in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the securities approach their maturity date. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2009, management believes the impairments detailed in the table above are temporary and no impairment loss has been realized in the Company’s consolidated statement of income.

(7)	Securities Held to Maturity

The amortized cost and fair value of securities held to maturity as of December 31, 2009 are as follows:

		Amortized Cost	Fair Value
Government bonds	US$	7,907,992	7,592,157

As of December 31, 2009 the gross unrealized losses amount to $315,835; most of the securities have been on a continuous unrealized loss position for more than 12 months.

Management has the ability and intends to hold the securities classified as held to maturity in the table above until their mature, at which time the Company will receive full value for the securities.

The held to maturity securities are primarily local government debt. Unrealized losses on these securities were caused by interest rates changes over the yields available at the time the underlying securities were purchased. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2009, management believes the impairments described above are temporary and no impairment loss has been realized in the Company’s consolidated statement of income.

A summary of securities held to maturity as of December 31, 2009, by contractual maturity, is presented below. Expected maturities would differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Amortized Cost	Fair Value
Government bonds:
Due after one year but within five years	US$	5,257,103	5,188,392
Due after five years but within ten years		2,650,889	2,403,765
	US$	7,907,992	7,592,157

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

(8)	Loans

The composition of loans as December 31, 2009 is as follows:

Commercial, financial and industrial	US$	1,396,591,363
Mortgage and real estate		1,463,180,846
Credit card		1,244,478,320
Vehicles		380,290,567
Other personal		310,616,084
Secured by cash		93,481,030
Lease financing		114,941,527
Overdrafts		28,807,391
	US$	5,032,387,128

At December 31, 2009 the Company had loans for $285,705,883, pledged to secure borrowings and other credit facilities.

At December 31, 2009 the Company’s non-accrual and restructured loans, amounted to $205,014,867. The gross interest income that would have been recognized in the year ended December 31 2009, if non-accrual loans would have performed under their original terms amounted to $19,557,921.

Other real estate owned included in other assets amounted to $24,298,722 at December 31, 2009.

The following is a summary of information pertaining to impaired loans:

Impaired loans, without a valuation allowance	US$	439,543
Impaired loans, with a valuation allowance	US$	33,672,123
Valuation allowance	US$	14,990,837
Average recorded investment	US$	41,459,597
Interest income recognized on a cash basis	US$	1,500,072

The Company has no commitments to lend additional funds to borrowers whose loans are impaired.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

(9)	Allowance for Loan Losses

The changes in the allowance for loan losses during the year ended December 31, 2009 is presented below:

Balance, beginning of year	US$	123,535,949
Provision for loan losses		125,076,426
Charge-offs		(162,180,421)
Recoveries		23,079,290
Foreign currency translation		(4,341,907)
Balance, end of year	US$	105,169,337

(10)	Property and Equipment

Property and equipment as of December 31, 2009 are detailed as follows:

Land	US$	20,825,579
Buildings and improvements		84,362,512
Equipment, furniture and vehicles		235,238,929
Constructions in progress		5,755,231
		346,182,251
Less: accumulated depreciation and amortization		(163,531,160)
	US$	182,651,091

(11)	Goodwill and Intangible Assets

The change in the carrying amount of goodwill for the year ended December 31, 2009 is as follows:

Goodwill:
Balance, beginning of the year	US$	85,389,088
Foreign currency translation		(136,164)
Balance, end of the year	US$	85,252,924

The gross carrying amount and accumulated amortization for each of the Company’s identified intangible assets subject to amortization at December 31, 2009 are presented below:

		Gross Carrying Amount	Accumulated Amortization
Core deposit intangible	US$	12,034,978	3,704,076
Purchased credit card relationships		7,992,127	3,793,461
Merchant relationships		739,999	436,040
Trade name		41,570	33,256
	US$	20,808,674	7,966,833

The aggregate amortization expense related to intangible assets for the year ended December 31, 2009, amounted to $3,206,946. Amortization expense related to identified intangible assets in each of the five years subsequent to December 31, 2009, is as follows: 2010: $2,426,446, 2011: $1,870,800, 2012: $1,497,749, 2013: $1,235,245, 2014: $1,055,569 and 2015 and thereafter: $4,756,032.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

(12)	Deposits

As of December 31, 2009 the Company held $1,798,684,015 of time deposits with principal balances of $100,000 and over.

Scheduled maturities of time deposits at December 31, 2009 are as follows:

Year ending December 31,
2010	US$	2,047,094,991
2011		124,391,753
2012		20,759,771
2013		4,995,453
2014		619,237
Thereafter		4,403,679
	US$	2,202,264,884

(13)	Securities Sold under Agreements to Repurchase

The following table summarizes certain information on securities sold under agreements to repurchase at or for the year ended December 31, 2009:

	Payable in
	Colones	US$
Carrying amount at end of year	23,054,432	12,259,354
Maximum amount outstanding at any month end	36,428,929	19,693,797
Average amount outstanding during the year	29,541,158	4,481,822
Weighted average interest rate for the year	11.11%	1.70%
Weighted average interest rate at end of year	11.85%	1.55%
Maturities through		June 2010

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

(14)	Borrowings

Borrowings at December 31, 2009 consist of the following:

	Interest Rates	Maturity Various Through		Carrying Amount

Payable in U. S. dollars:
Fixed rate	0.61% to 18.00%	2025	US$	86,964,306
Floating rate	0.68% to 18.00%	2024		653,366,663

Payable in Mexican Pesos (Mexico):
Floating rate	6.50%	2010		58,964,522

Payable in Quetzals (Guatemala):
Floating rate	8.12% to 9.21%	2010		47,909,767

Payable in Lempiras (Honduras):
Floating rate	0.01 % to 15.00%	2038		103,735,731

Payable in Cordobas (Nicaragua):
Fixed rate	5.00% to 7.90%	2014		1,047,297

Payable in Colones (Costa Rica):
Floating rate	5.00% to 18.75%	2010		27,183,716
			US$	979,172,002

As of December 31, 2009 the amount outstanding under the CIC Receivables Master Trust, a consolidated special purpose vehicle, aggregated $300,000,000. The certificates issued under such vehicle are secured by future cash flows from merchant vouchers originating in Guatemala, Honduras, EI Salvador, Nicaragua and Costa Rica, and by a financial guarantee insurance policy provided by Ambac Assurance Corp. The merchant vouchers are those to be generated by holders of credit cards issued by third-party international financial institutions, under Visa and MasterCard Credit Card Programs which are processed by the Company. The certificates pay interest quarterly each January, April, July and October at a rate of three-month U. S. dollar UBOR plus a margin (1.69% including surety premiums, at December 31, 2009). Principal amortization amounts will be paid to certificate holders beginning in April 2010. The certificates had an original duration of 4.68 years. At December 31, 2009, the certificates currently have a weighted -average duration of 4.1355 years.

At December 31, 2009 secured borrowings amounted to $644,419,159.

At December 31, 2009, the Company had approximately $610,622,622 available in unused lines of credit that expire through 2012.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

Scheduled maturities of borrowings at December 31, 2009, are as follows:

Year ending December 31,
2010	US$	410,229,738
2011		139,291,251
2012		79,046,201
2013		67,935,030
2014		64,041,764
Thereafter	US$	218,628,018
		979,172,002

(15)	Other Borrowed Funds

Carrying amount of other borrowed funds at December 31, 2009 consists of debt instruments registered at and negotiable through the corresponding local stock exchanges in Guatemala, EI Salvador, Costa Rica and Honduras, at fixed and variable interest rates, and is detailed as follows:

Payable in:	Interest Rates
U.S. dollars	4.40% to 6.55%	US$	101,637,288
Quetzals	8.31%		61,101,720
Colones	7.50% to 10.50%		57,440,123
Lempiras	13.50%		13,230,943
		US$	233,410,074

Scheduled maturities of other borrowed funds at December 31, 2009 are as follows:

Year ending December 31,
2010	US$	136,417,126
2011		9,246,434
2012		47,746,514
2013		25,000,000
2014		15,000,000
	US$	233,410,074

At December 31, 2009, the Company had loans receivable for $117,817,882 pledged to secure these other borrowed funds.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

(16)	Other Operating Expenses

The following table sets forth the components of other operating expenses for the year ended December 31, 2009:

Advertising	US$	19,875,178
Communications		20,047,611
Office supplies		7,551,869
Maintenance		20,789,655
Credit card franchise and authorization fees		16,181,470
Taxes other than income tax		9,486,796
Processing fees		5,035,812
Deposit insurance		4,254,034
Security		7,511,082
Armored services		8,575,161
Travel expenses		4,167,863
Other		66,251,005
	US$	189,727,536

(17)	Income Taxes

Income tax expense consists of:

Current	US$	47,836,658
Deferred		12,385,733
	US$	60,222,391

Income tax expense was $60,222,391 for the year ended December 31, 2009 and differed from the amounts computed by applying the statutory income tax rate to pretax consolidated earnings as a result of the following:

Computed “expected” tax expense	US$	66,667,609
Increase (decrease) in income taxes resulting from:
Exempt and foreign source income		(11,895,618)
Tax incentives		(188,254)
Change in allowance		9,967,817
Change in enacted tax rate		565,251
Nondeductible expenses		9,047,657
Foreign income taxes rate differential		(13,942,071)
Income tax expense	US$	60,222,391

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

Temporary differences between financial statement carrying amounts and tax bases of assets and liabilities that give rise to the deferred tax assets and liabilities as of December 31, 2009 are as follows:

Deferred tax assets:
Net operating tax loss carryforwards	US$	4,891,400
Allowance for loan losses		10,578,445
Deferred loan origination fees and costs		738,102
Accrued expenses		4,273,180
Foreclosed assets valuation		(451,076)
Accrued interest receivable		(677,595)
Net premises and equipment depreciation difference		342,033
Unrealized loss on securities available for sale		264,544
Gross deferred tax assets		19,959,033
Less-valuation allowance		(10,094,620)
Net deferred tax assets		9,864,413
Deferred tax liabilities:
Net premises and equipment depreciation difference		(7,006,286)
Deferred expenses		(1,047,859)
Deferred commissions		(3,241,868)
Accrued expenses		(993,010)
Allowance for loan losses		(5,813,942)
Other		41,222
Unrealized gains on securities available for sale		(546,424)
Total deferred tax liabilities		(18,608,167)
Net deferred tax (liabilities) assets	US$	(8,743,754)

The valuation allowance for deferred tax assets as of December 31, 2009 was of $10,094,620. The valuation allowance at December 31, 2009 was primarily related to net operating loss carryforwards and the allowance for loan losses in a subsidiary operating in Mexico that, in the judgment of management, are not more likely than not to be realized.

The net change in the total valuation allowance for the year ended December 31, 2009 was an increase of $9,967,817. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2009.

At December 31, 2009, subsidiaries of the Company have incurred in net operating tax loss carryforwards of $4,891,400, which are available to offset future taxable income of the applicable subsidiaries through 2019.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

The Company is subject to income taxation in various jurisdictions. At December 31, 2009, the Company’s unrecognized tax benefits, excluding related interest expense and penalties, amounted to $3,283,994. Management does not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months. Pretax interest expense and penalties related to income tax liabilities recognized in income tax expense were $73,439 in 2009. This amount is included in other liabilities, at December 31, 2009, in addition to the Company’s liability for unrecognized tax benefits.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination: United States: 2007, Mexico: 2004, Guatemala: 2007, EI Salvador: 2007, Honduras: 2004, Nicaragua: 2006, Costa Rica: 2005 and Panama: 2006.

(18)	Preferred Stock

Preferred stock is detailed as follows:

	Number of Shares		Amount

Class A	37,500	US$	63,750,000
Class B	12,500		21,250,000
	50,000	US$	85,000,000

The Class A preferred shares, owned by GE Consumer Finance Central Holdings Corp., and Class B preferred shares, owned by BAC Credomatic Holding Co. Ltd., combined have a right to preferred dividends equal to a minimum of 35% of the consolidated after-tax net income, provided that the Company maintains a maximum ratio of debt to equity, after certain adjustments, in the consolidated balance sheet and a Standard & Poor’s credit rating of BBB or an equivalent rating from another internationally recognized rating agency. That maximum debt to equity ratio was set at 8.95 to 1 for the first quarter of 2010 and gradually lowers to 8 to 1 for the second quarter of 2011 and thereafter.

Board members appointed by GECF shall have the right to declare and pay dividends on Class A preferred shares. The Company must reserve funds to cover for all unpaid Class A dividends in a segregated account.

Dividends on Class B preferred shares are non-discretionarily payable in cash on an annual basis.

Unpaid dividends on Classes A and B preferred shares will earn interest at a rate to be determined by holders of the majority of Classes A and B preferred shares.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

(19)	Accumulated Other Comprehensive Loss, Net

The following table presents the components of and changes in accumulated other comprehensive loss for the year ended December 31, 2009:

		Foreign Currency Translation	Unrealized Net Gain (Loss) on Securities	Cash Flow Hedging Derivatives	Accumulated Other Comprehensive Loss
Attributable to controlling stockholder’s equity:
Balances as of December 31, 2008	US$	(87,032,839)	(6,544,555)	0	(93,577,394)
Current year changes		(16,081,101)	10,990,536	(547,258)	(5,637,823)
Balances as of December 31, 2009		(103,113,940)	4,445,981	(547,258)	(99,215,217)
Attributable to noncontrolling interest:
Balances as of December 31, 2008		(71,282)	40	0	(71,242)
Current year changes		(14,969)	(306)	0	(15,275)
Balances as of December 31, 2009		(86,251)	(266)	0	(86,517)
Total accumulated other comprehensive loss, net	US$	(103,200,191)	4,445,715	(547,258)	(99,301,734)

The following table presents details of other comprehensive loss for the year ended December 31, 2009:

		Pre-Tax Amount	Income tax (Expense) Benefit	After-tax Amount
Foreign currency translation adjustment:
Controlling interest	US$	(16,081,101)	0	(16,081,101)
Noncontrolling interest		(14,969)	0	(14,969)
Net current year change		(16,096,070)	0	(16,096,070)
Unrealized on securities:
Unrealized net holding on securities:
Controlling interest		21,036,223	(1,344,180)	19,692,043
Noncontrolling interest		(306)	0	(306)
		21,035,917	(1,344,180)	19,691,737
Less: reclassification adjustment to earnings for realized net, controlling interest		(9,143,904)	442,397	(8,701,507)
Net current year change		11,892,013	(901,783)	10,990,230
Cash flow hedging derivatives:
Net current year change, controlling interest		(547,258)	0	(547,258)
Other comprehensive loss, for the year	US$	(4,751,315)	(901,783)	(5,653,098)

(20)	Off-Balance Sheet Financial Instruments and Other Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include, principally, commitments to extend credit. financial guarantees and letters of credit, the balances of which are not reflected in the accompanying consolidated balance sheet.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

Letters of credit are conditional commitments issued by the Company to guarantee performance of a customer to a third party. Those letters of credit are primarily used to support trade transactions and borrowing arrangements. Generally, all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management’s credit evaluation of the customer. At December 31, 2009 the Company had not entered into non-cancelable commitments to extend credit.

As of December 31, 2009 the Company had outstanding revolving lines of credit available to its credit card customers in each of the various countries of operation that ranged from approximately $117 million to $1,374 million. The unused portion of the total amount available in each country, aggregated approximately from $86 million to $1,022 million. While these amounts represented the available lines of credit to customers per country, the Company has not experienced, and does not anticipate, that all of its customers will exercise their entire available lines at any given point in time. The Company generally has the right to increase, reduce, cancel, alter or amend the terms of these available lines of credit at any time.

Financial guarantees are used in various transactions to enhance the credit standing of the Company’s customers. They represent irrevocable assurances that the Company will make payment in the event that the customer fails to fulfill its obligations to third parties.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. At December 31, 2009 outstanding letters of credit and financial guarantees are as follows:

Standby letters of credit	US$	33,783,155
Commercial letters of credit		37,298,535
Financial guarantees		200,293,947
	US$	271,375,637

The nature, terms and maximum potential amount of future payments the Company could be required to make under the standby letters of credit and guarantees as of December 31, 2009 are detailed as follows:

Up to 1 year	US$	201,176,890
Over 1 year		32,900,213
	US$	234,077,103

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

Generally, the Company has resources to recover from clients the amounts paid under these guarantees; additionally, the Company can hold cash or other collateral to cover for these guarantees. The assets held as collateral, that the Company can obtain and liquidate to recover totally or partially the amounts paid under guarantees as of December 31, 2009 amounted to $37,197,414.

The fair value of the letters of credit and guarantees as of December 31, 2009 is of $1,916,506.

Other Commitments

During 2008, the Company entered into a sale and leaseback of $23,400,000 of an aircraft which has been classified as an operating lease. Rental expense of this operating lease was $1,129,043 in 2009.

The Company also has several cancelable operating leases, primarily for branches and office space, that expire over the next ten years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental payments include minimum rentals plus contingent rentals.

Minimum rental payments under operating leases are recognized on a straight-line basis over the term of the lease including any periods of free rent. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during 2009 amounted to $20,025,615.

Minimum lease payments under operating leases due in each of the five years subsequent to December 31, 2009, are as follows:

	2010	2011	2012	2013	2014	Thereafter	Total

US$	4,060,042	4,066,129	4,078,239	4,083,375	4,089,797	17,269,100	37,646,682

(21)	Derivative Financial Instruments

In the normal course of business, the Company uses interest rate derivatives primarily for economic hedging purposes in its balance sheet management activities. The fair value of outstanding derivative positions is included in accrued interest receivable and other assets and accrued interest payable and other liabilities in the accompanying consolidated balance sheets and the net change in each of these financial statement line items in the accompanying consolidated statement of income.

The Company utilizes interest rate swaps, caps and floors to mitigate exposure to interest rate. The Company’s objectives for utilizing these derivative instruments are described below:

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

In February 2009, the Company entered into an interest rate swap contract on a variable-rate borrowing with a total notional amount of $130,000,000. The interest rate swap contract was designated as hedging instrument in a cash flow hedge with the objective of protecting the overall cash flows from the Company’s quarterly interest payments on a $130,000,000 variable-rate borrowing outstanding throughout the period beginning in June 2007 and ending in March 2017 from the risk of variability of those cash flows. Under the swap, the Company pays a fixed interest rate of 2.87% and receives a variable interest rate equal to 3-month LIBOR with 28 installments, starting on June 30, 2010.

The Company has entered into certain interest rate swap, cap and floor contracts that are not designated as hedging instruments, but economic hedges on fixed-rate residential loans from customers. The transactions allow the Company to effectively convert a fixed rate loan to a variable rate and manage its consolidated balance sheet.

The notional amounts and estimated fair values of interest rate derivative contracts outstanding at December 31, 2009 are presented in the following table. The fair values of interest rate derivative contracts are estimated utilizing internal valuation models with observable market data inputs.

			Fair Value
		Notional Amount	Other Assets	Other Liability
Freestanding:
Interest rate swaps	US$	80,000,000	198,446	0
Interest rate caps		3,375,000	14,324	0
	US$	83,375,000	212,770	0
Cash flow hedges:
Interest rate swap		130,000,000	0	547,258
	US$	213,375,000	212,770	547,258

For cash flow hedges, the effective portion of the gain or loss due to changes in the fair value of the derivative hedging instrument is included in other comprehensive income (loss), while the ineffective portion (indicated by the excess of the cumulative change in the fair value of the derivative over that which is necessary to offset the cumulative change in expected future cash flows on the hedge transaction) is included in other income. For non-hedging derivative instruments, gains and losses due to changes in fair value are included in other income (expense).

No ineffectiveness related to interest rate derivatives designated as hedges of cash flows was recognized in the consolidated statement of income during the reported period. The accumulated net loss related to effective cash flow hedges included in accumulated other comprehensive income totaled $0.55 million at December 31, 2009. The Company does not expect any net after-tax loss related to effective cash flow hedges. This amount represents management’s best estimate given current expectations about market interest rates. Because actual market interest rates may differ from management’s expectations, there can be no assurance as to the ultimate amount that will be reclassified into earnings during 2010.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

Unrealized gains (losses) from non-hedging derivatives reported in other income amounted to $814,519 for the year ended December 31, 2009. Interest expense related to non-hedging derivatives for the year ended December 31, 2009 amount to $0.

Derivative contracts involve the risk of dealing with institutional derivative counterparties and their ability to meet contractual terms. Institutional counterparties must have an investment grade credit rating and be approved by the Company’s Asset/Liability Committee. The Company’s credit exposure on interest rate swaps is limited to the net favorable value and interest payments of all swaps by each counterparty. There are no credit-risk-related contingent features associated with any of the Company’s derivative contracts.

The Company did not pledge or receive collateral related to derivative contracts at December 31, 2009.

(22)	Concentration of Credit Risk

Concentrations of credit risk arise when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Company’s total credit exposure. Through the operation of subsidiary companies in Central American countries, however, the Company has widened its lending activities, diversifying into other consumer and commercial products. The loan book is well diversified by economic sector and by individual exposures. By country the largest loan exposures are held in Costa Rica, Honduras and EI Salvador.

(23)	Disclosures about Fair Value of Financial Instruments

The Company established a process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally-developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, debt prices, foreign exchange rates and credit curves. In addition to market information, models also incorporate transaction details, such as maturity. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Financial Instruments Measured at Fair Value

Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

Securities

Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government and agency bonds, and exchange-traded equities. If quoted market prices are not available for the specific security, then fair values are estimated by using quoted prices of securities with similar characteristics or discounted cash flows (Level 2). In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. For instance, in the valuation of certain debt obligations the determination of fair value may require benchmarking to similar instruments or analyzing default and recovery rates.

Loans

Where pricing information is not available for the specific loan, the valuation is generally based upon using discounted cash flow models with market-based credit spreads of comparable debt instruments. In addition, general market conditions, including prevailing market spreads for credit and liquidity risk, assumptions about prepayment speeds, default rates and loss severity rates are also considered in the valuation process.

Effective January 1, 2008, the Company adopted the fair value option under FAS BASC 820, whereby the Company elected to report $28,642,874 mortgage loans at fair value (Level 3) in order to have them on the same accounting basis (measured at fair value through earnings) as the derivatives economically hedging these loans. The impact of adopting the fair value option increased retained earnings by $1,592,195, net of tax. The fair value of the mortgage loans upon adoption was $30,235,069 and their carrying value $28,642,874.

Interest income on these loans is recorded in interest on loans in the consolidated statement of income. At December 31, 2009 none of these loans were 90 days or more past due and still accruing interest. For the year ended December 31, 2009, the Company recognized $3,223,295 related to interest income on such loans. Net losses resulting from changes in fair value on these loans of $1,646,929 was recorded in other income during the year ended December 31, 2009. These net losses were primarily attributable to changes in interest rates. These changes in fair value were predominately offset by hedging activities.

Derivatives

The majority of derivatives entered into by the Company are executed over the counter and so are valued using internal valuation techniques as no quoted market prices exist for such instruments. The valuation technique and inputs depend on the type of derivative and the nature of the underlying. The key inputs to the models depend upon the type of derivative and the nature of the underlying instrument and include period to maturity and market-based parameters such as interest rate yield curves, the spot price of the underlying, volatility, the credit quality of the counterparty and correlation. Further, many of the models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets, as is the case for “plain vanilla” interest rate swaps. Such instruments are generally classified within Level 2 of the valuation hierarchy.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

Assets and liabilities measured at fair value on a recurring basis, including financial instruments for which the Company has elected the fair value option, are summarized below:

At December 31, 2009		Level 1	Level 2	Level 3	Net Balance
Assets
Trading securities	US$	10,303,444	172,817	0	10,476,261
Securities available for sale		407,326,671	87,649,737	9,394,655	504,371,063
Loans		0	0	40,384,601	40,384,601
Derivatives		0	212,770	0	212,770
Total assets	US$	417,630,115	88,035,324	49,779,256	555,444,695
Liabilities
Derivatives	US$	0	547,258	0	547,258
Total liabilities	US$	0	547,258	0	547,258

The table below includes a roll forward of the balance sheet amounts for the year ended December 31, 2009 (including the change in fair value), for financial instruments classified by the Company within Level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within Level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

Year ended December 31, 2009		Fair value as of January 1, 2009	Total realized gains and (losses) included in earnings	Transfers in and/or out of Level 3	Origination and settlements, net	Fair value as of December 31, 2009	Unrealized gains (losses) as of December 31, 2009

Assets
Securities available for sale	US$$	0	0	9,425,979	0	9,394,655	(31,324)
Loans		43,020,107	(1,646,929)	0	(988,577)	40,384,601	(54,735)
Total	US$	$43,020,107	(1,646,929)	9,425,979	(988,577)	49,779,256	(86,059)

Non-Recurring Fair Value Measurement

The Company has non-financial assets measured at fair value. Certain non-financial assets are not measured at fair value on a recurring basis but are subject to fair value adjustments only in certain circumstances. These assets include assets held for sale (upon initial recognition or subsequent impairment), certain loans that are written down to the fair value of the underlying collateral when deemed impaired, and intangible assets and other non-financial long-lived assets when determined to be impaired.

Non-recurring fair value amounts (as measured at the time of the adjustment) for assets still held at December 31, 2009 totaled $16,338,871 which correspond to certain impaired loans identified as Level 3.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

Fair Value of Financial Instruments

The fair values of such instruments have been derived, in part, by management’s assumptions, the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimated fair values. Accordingly, the net realizable values could be materially different from the estimates presented below. In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of the fair value of the Company. The provisions of FASB ASC 825 do not require the disclosure of the fair value of lease financing arrangements and nonfinancial instruments. The following disclosures represent financial instruments in which the ending balance at December 31, 2009, is not carried at fair value in its entirety on the Company’s consolidated balance sheets.

The following is a description of the methods and assumptions used to estimate fair value of the most significant financial instruments held by the Company:

(a)
Financial Instruments with Carrying Value Approximating Fair Value: Including cash and cash equivalents, interest bearing deposits, customers’ liability under acceptances outstanding and acceptances outstanding, are valued at their carrying amounts reported in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

(b)
Securities held to maturity: Are predominately valued at quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of similar instruments. In instances when significant valuation assumptions are not readily observable in the market, instruments are valued based on the best available data in order to approximate fair value. This data may be internally-developed and considers risk premiums that a market participant would require.

(c)
Loans: The majority of the Company’s loans are not carried at fair value on a recurring basis nor are they actively traded. Fair values were estimated for certain groups of similar loans based upon type of loan and maturity. The fair value of these loans was determined by discounting estimated cash flows using interest rates approximating the market participants’ current origination rates for similar loans and adjusted to reflect the inherent credit risk; this fair value does not represent a current indicator of an exit price. Fair values for consumer installment loans (including automobile and consumer real estate loans), for which market rates for comparable loans are readily available, are based upon discounted cash flows adjusted for prepayments. The discount rate used for consumer installment loans are based on the current market rates adjusted for credit, and other risks that are applicable to a particular asset class. Fair value for credit card receivables is based upon discounted expected cash flows. The discount rates used for credit card receivables incorporate only the effects of interest rate changes, because the expected cash flows already reflect an adjustment for credit risk. For loans with doubt as to collectability, expected cash flows are discounted using an appropriate rate considering the time of collection and the premium for the uncertainty of the flows. The value of collateral is also considered. Loan prepayments are used to adjust future cash flows based on historical patterns. The assumptions used are expected to approximate those that market participants would use in valuing loans.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

(d)
Deposit liabilities: With no defined maturity such as demand deposits, NOW/money market accounts, and savings accounts have a fair value equivalent to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for time deposits are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities. The assumptions used in the discounted cash flow analysis are expected to approximate those that market participants would use in valuing such deposits.

(e)
Securities sold under agreements to repurchase: No quoted prices exist for such instruments and so fair value is determined using a discounted cash-flow technique. Cash flows are estimated based on the terms of the contract, taking into account any embedded derivative or other features. Expected cash flows are discounted using market rates appropriate to the maturity of the instrument as well as the nature and amount of collateral taken or received.

(f)	Borrowings: The fair value is estimated based on current market interest rates for debt with similar maturities and is adjusted for the Company’s credit quality and collateral.

(g)
Other borrowed funds: The fair value is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt with similar terms, adjusted for credit quality.

(h)
Off balance sheet financial instruments: The fair value of “standby” letters of credit and written financial guarantees were estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and current creditworthiness of the counterparties. Refer to note 20 for fair value information.

Information about the fair value of on-balance sheet financial instruments at December 31, 2009 is presented below:

		Carrying	Estimated
		Amount	Fair Value
Financial Assets
Cash and cash equivalents	US$	1,657,635,273	1,657,635,273
Interest-bearing deposits		66,247,692	66,247,692
Securities held to maturity		7,907,992	7,592,157
Loans, excluding financial leases		4,795,993,471	4,791,973,101
Customers’ liability under acceptances outstanding		3,010,062	3,010,062
Financial Liabilities
Deposits	US$	5,348,672,157	5,353,238,979
Securities sold under agreements to repurchase		35,313,786	35,313,786
Borrowings		979,172,002	974,986,597
Other borrowed funds		233,410,074	234,577,346
Acceptances outstanding		3,010,062	3,010,062

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

(24)	Administration of Trust Contracts and Asset Management

As of December 31, 2009 several of the Company’s subsidiaries administer and are custodian of assets which amounted to approximately $1,313,821,439.

(25)	Related Party Transactions

The Company in the normal course of business enters into transactions with related parties, including principal officers and directors. The following table sets forth balances and transactions with related parties as of December 31, 2009 and for the year then ended:

Assets:
Due from banks	US$	15,206,490
Interest-bearing deposits		1,565,000
Loans receivable		77,940,777
Accrued interest and other receivables		806,321
	US$	95,518,588

Liabilities:
Demand deposits		$72,466,281
Time deposits		145,942,818
Borrowings		68,101,811
Accrued interest and other liabilities		1,981,178
	US$	288,492,088

Interest and other operating income	US$	6,547,168
Interest and other operating expenses	US$	11,247,661

(26)	Litigation

To the best knowledge of Company’s management, there is currently no litigation or assessment that may result in a material adverse effect on its business, its consolidated financial condition or consolidated results of operations.

(27)	Regulatory Matters

Banking operations of the Company are subject to various regulatory requirements administered by governmental agencies in the countries they operate or are licensed. Failure to meet these regulatory requirements can initiate certain mandatory, and possibly additional discretionary, actions by the regulators that, if undertaken, could have a material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets and certain off balance sheet items as calculated under regulatory accounting practices.

The capital amounts and classification of each banking subsidiary are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

BAC CREDOMATIC GECF INC. AND SUBSIDIARY

Notes to Consolidated Financial Statement

In particular, quantitative measures established by regulation to help ensure capital adequacy require the BAC International Bank, Inc. (the Bank) to maintain minimum amounts and ratios of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined). Management believes that, as of December 31, 2009 the Bank meets all capital-adequacy requirements to which it is subject. The Bank’s capital ratios are presented in the following table:

	Bank’s Ratio	Minimum Capital Adequacy Required
Total capital to risk weighted assets	11.97%	8.0%
Tier 1 capital to risk weighted assets	13.74%	4.0%

(28)	Subsequent Events

The Company has evaluated subsequent events from the consolidated balance sheet date through February 19, 2010, the consolidated date at which the financial statements were available to be issued, and determined there are no other items to disclose.